Exhibit 15.1

What science can do

AstraZeneca Annual Report and Form 20-F Information 2014

Welcome to the AstraZeneca Annual Report and Form 20-F Information 2014.

At AstraZeneca, each and every one of us is bold

in the belief that science should be at the centre

of everything we do.

Science compels us to push the boundaries of what is possible. We trust in the potential of ideas and pursue them, alone and with others, until we have transformed the treatment of disease.

AstraZeneca. What science can do.

See what science can do…

The future of treatment for many of today’s diseases lies in uncovering mechanisms that are newly emerging or are still to be discovered. We believe the best way to help patients is to focus on breakthrough science to discover these mechanisms and develop novel, targeted therapies that interact with them.

This is at the heart of our business and our purpose as a company: to push the boundaries of science to deliver life-changing medicines.

For more information see page 36	For more information see page 40	For more information see page 44

Important information for readers of this Annual Report For more information in relation to the inclusion of reported performance, Core financial measures and constant exchange rate (CER) growth rates as used in this Annual Report, please see the Financial Review on page 72. Throughout this Annual Report, growth rates are expressed at CER unless otherwise stated.

Definitions The Glossary and the Market definitions table from page 239 are intended to provide a useful guide to terms and AstraZeneca’s definitions of markets, as well as to acronyms and abbreviations, used in this Annual Report.

Use of terms In this Annual Report, unless the context otherwise requires, ‘AstraZeneca’, ‘the Group’, ‘we’, ‘us’ and ‘our’ refer to AstraZeneca PLC and its consolidated entities.

Cautionary statement regarding forward-looking statements A cautionary statement regarding forward-looking statements and other essential information relating to this Annual Report can be found on page 243.

Directors’ Report The following sections make up the Directors’ Report, which has been prepared in accordance with the requirements of the Companies Act 2006:

> Corporate Governance Report

> Audit Committee Report

> Development Pipeline

> Responsible Business

> Shareholder Information

> Corporate Information

Strategic Report The following sections make up the Strategic Report, which has been prepared in accordance with the requirements of the Companies Act 2006:

> AstraZeneca at a glance

> Chairman’s Statement

> Chief Executive Officer’s Review

> Strategy

> Therapy Area Review

> Business Review

> Resources Review

> Financial Review

Front cover:

Oncology combination therapies

AstraZeneca is combining biologic and small molecule therapies for the treatment of cancer. These combinations not only target the tumour directly, but help boost the body’s own immune system to induce tumour cell death.

Inside our Strategic Report

Dear shareholder

Our Strategic Report is designed to help you assess how the Board of Directors performed in 2014 in promoting the success of AstraZeneca. It begins with an overview of AstraZeneca and our 2014 performance, and includes statements from our Chairman and Chief Executive Officer. It also includes a description of our strategy, business model, key performance indicators, principal risks, governance, executive remuneration, therapy areas, business activities and resources, as well as a financial review of 2014.

Strategy
Our strategic priorities, measures of success, principal risks, governance and executive remuneration

Business model	g	10

Life-cycle of a medicine	g	12

Marketplace	g	14

Strategic priorities	g	18

Key performance indicators	g	20

Risk overview	g	24

Governance and Remuneration	g	26

Board of Directors	g	28

Senior Executive Team	g	30

Therapy Area Review
Our portfolio, pipeline projects, priorities, capabilities and activities in our therapy areas

Therapy Area Overview	g	32

Cardiovascular and Metabolic diseases	g	35

Oncology	g	41

Respiratory, Inflammation and Autoimmunity	g	45

Infection, Neuroscience and Gastrointestinal	g	48

Business Review
Our activities across the entire life-cycle of a medicine

Research and Development	g	52

Manufacturing and Supply	g	56

Sales and Marketing	g	59

Resources Review
The resources we use to achieve our strategy

Employees	g	62

Relationships	g	65

Intellectual Property	g	68

Infrastructure	g	69

Financial Review

A financial review of 2014	g	70

Links to more information are denoted with the following symbols:

For more information within this Annual Report	For more information see www.astrazeneca.com

This Annual Report is also available on our website, www.astrazeneca.com/annualreport2014

AstraZeneca Annual Report and Form 20-F Information 2014	1

Strategic Report

AstraZeneca at a glance

Financial highlights

Revenue	Net cash flow from operating activities	Core operating profit
up 3% at CER to $26,095 million	down 5% (at actual rate of exchange)	down 13% at CER to $6,937 million
to $7,058 million

$26.1bn	$7.1bn	$6.9bn

2	AstraZeneca Annual Report and Form 20-F Information 2014

Therapy areas

Cardiovascular and Metabolic diseases		Oncology		Respiratory, Inflammation and Autoimmunity		Infection, Neuroscience and Gastrointestinal
Leading medicines by sales value[1]

Crestor for managing cholesterol levels	2012: $6,253m 2013: $5,622m $5,512m 2014 (-1%)	Iressa for lung cancer	2012: $611m 2013: $647m $623m 2014 (-1%)	Pulmicort[3] for asthma	2012: $866m 2013: $867m $946m 2014 (+11%)	Nexium for acid-related diseases	2012: $3,944m 2013: $3,872m $3,655m 2014 (-4%)

Seloken/ Toprol-XL for hypertension, heart failure and angina	2012: $918m 2013: $750m $758m 2014 (+4%)	Faslodex for breast cancer	2012: $654m 2013: $681m $720m 2014 (+7%)	Symbicort[4] for asthma and COPD	2012: $3,194m 2013: $3,483m $3,801m 2014 (+10%)	Seroquel XR for schizophrenia, bipolar disorder and major depressive disorder	2012: $1,509m 2013: $1,337m $1,224m 2014 (-8%)

Onglyza[6] for Type 2 diabetes	2012: $323m 2013: $378m $820m 2014 (+119%)	Zoladex for prostate and breast cancer	2012: $1,093m 2013: $996m $924m 2014 (-4%)			Synagis for RSV, a respiratory infection in infants	2012: $1,038m 2013: $1,060m $900m 2014 (-15%)
Growth drivers

Brilinta/Brilique revenue rose by 70% to $476 million

Diabetes franchise revenue rose by 139% to $1,870 million, aided in part by the acquisition of BMS’s share of the diabetes alliance, a strong US Farxiga launch and good uptake of Bydureon Pen

		Oncology became the sixth growth platform in January 2015; several potential submissions in 2015 to 2016; and expected to contribute largest proportion of pipeline-driven revenue growth, with potential to grow to one-quarter of sales by 2023		Respiratory franchise revenue rose by 10% to $5,063 million, with strong Symbicort performance in the US		Value creation through science-led R&D, collaborations and licensing, such as the BACE inhibitor alliance with Lilly for Alzheimer’s disease
In the pipeline[2]

Phase I/II	Phase III	Phase I/II	Phase III	Phase I/II	Phase III	Phase I/II	Phase III

4	5	36	15	20	8	15	4

LCM[5] projects	Discontinued projects	LCM[5] projects	Discontinued projects	LCM[5] projects	Discontinued projects	LCM[5] projects	Discontinued projects

15	1	2	2	3	4	6	2

[1] Indications may vary from country to country.

[2] NMEs, significant additional indications and LCM projects.

[3] Includes all formulations and devices.

[4] Includes all devices.

[5] Life-cycle management.

[6] Includes revenue for Kombiglyze XR/Komboglyze.

Therapy Area Review from page 32

Reported operating profit	Core EPS	Reported EPS
down 31% at CER to $2,137 million	for the full year down 8% at CER to $4.28	for the full year down 34% at CER to $0.98

$2.1bn	$4.28	$0.98

AstraZeneca Annual Report and Form 20-F Information 2014	3

Strategic Report

Chairman’s Statement

Net cash shareholder distributions increased by 9% (Actual growth) to $3,242 million (2013: $2,979 million; 2012: $5,871 million)

$3.2bn

In his Review on the following pages, your Chief Executive Officer outlines the progress we made during the year in delivering our strategic priorities. I would like to concentrate on the context in which that progress was made and the implications for you, our owners.

Clear decisions, responsibly made

When Pfizer approached AstraZeneca during 2014, our responsibilities as Directors were clear: to act in a way that promoted the success of the Company for the benefit of its shareholders. In addition to assessing the value and deliverability of Pfizer’s proposals, we had to have regard to the long-term consequences of our decisions, the interests of employees, relationships with customers, our impact on the wider community, including patients, and the reputation of the Company. At each stage of the process, it was my duty as Chairman to ensure we carried out our deliberations responsibly, with those duties in mind. After extensive review and discussions, your Board rejected Pfizer’s various proposals. We did so because

>	the proposals fell short of AstraZeneca’s value as an independent, science-led company
>	AstraZeneca had excellent momentum in the delivery of our clearly defined strategy, underpinning the Board’s confidence in our long-term revenue targets and profitability
>	Pfizer’s proposals brought uncertainty and risks for AstraZeneca shareholders.

In the wake of that decision, I believe we have taken full advantage of the opportunity to galvanise employees and build on our demonstrable progress as an independent company.

A responsible business

Of course, acting responsibly is not restricted to the AstraZeneca boardroom. It applies to all our activities. External recognition is particularly helpful in providing independent validation of our performance. I was therefore pleased that we were once again listed in the Dow Jones Sustainability World Index in 2014. We also retained our listing on the European Index for the seventh year running.

In the biennial Access to Medicines Index, we were disappointed to find ourselves in 15th position. We remain determined to find new ways to improve access to healthcare. I am confident that our Healthy Heart Africa programme, which aims to improve the lives of hypertensive patients across Africa through increased education, screening, diagnosis and treatment, will make an important contribution.

Improved access matters because our innovative medicines can make a global contribution to better health. They help increase survival rates and improve quality of life for patients in important areas of medical need.

4	AstraZeneca Annual Report and Form 20-F Information 2014

Revenue … was in line with our upgraded guidance and reflected the fact that the accelerating performance of our growth platforms more than offset the impact of loss of exclusivity.”

Financial performance in 2014

Revenue was up 3% to $26,095 million, which was in line with our upgraded guidance. On an actual basis, revenue was up 1% as a result of the negative impact of exchange rate movements. Core operating profit in 2014 was down 13% to $6,937 million while Core EPS were $4.28, down 8%.

Our performance reflected the delayed launch of generic Nexium (esomeprazole) in the US as well as the accelerating performance of our growth platforms, which now contribute over half of our revenues. Taken together, they more than offset the impact of loss of exclusivity. Our strong performance in Emerging Markets was a particular highlight, with China becoming our second largest market.

Loss of exclusivity

The loss of exclusivity referred to above, and its timing, has had, and continues to have, an impact on AstraZeneca. Over the coming years, this trend will continue as medicines such as Nexium and Crestor continue to lose exclusivity in key markets, including the US and Europe.

Of course, loss of exclusivity is a normal part of an innovative medicine’s life-cycle. It comes at the end of the period when a new medicine is safeguarded from being copied so that we can generate returns on the investment we have made. A well-functioning intellectual property system of this type, which rewards innovation, is the principal economic safeguard in our industry. It is why we commit significant resources to establishing and defending our patent protections.

The challenging environment continues

More generally, we continue to face challenging market conditions. While the world pharmaceutical market is growing and underlying demographic trends remain favourable to long-term growth, many of the drivers of demand and supply in the sector are under pressure.

On the demand side, we face increased competition from generic drugs as some of the world’s most successful medicines come off patent. In addition, securing an appropriate level of reward for our medicines is becoming more difficult in the face of intense pricing pressures, particularly in

Distributions to shareholders $m
	2014	2013	2012
Dividends	3,521	3,461	3,665
Proceeds from issue of shares	(279)	(482)	(429)
Share repurchases[1]	–	–	2,635
Total	3,242	2,979	5,871

Dividend per Ordinary Share $
	2014	2013	2012
Dividend per Ordinary Share	2.80	2.80	2.80

Dividend for 2014
	$	Pence	SEK	Payment date
First interim dividend	0.90	53.1	6.20	15 September 2014
Second interim dividend	1.90	125.0	15.62	23 March 2015
Total	2.80	178.1	21.82

[1]	The share repurchase programme was suspended effective 1 October 2012.

Established Markets facing rising healthcare costs. On the supply side, the industry faces an ongoing R&D productivity challenge. Costs have risen significantly and, while in 2014 the FDA approved the highest number of new medicines for 18 years, there is still some way to go in improving the probability of success of our projects.

Return to shareholders

Consistent with our progressive dividend policy to maintain or grow the dividend each year, the Board has recommended a second interim dividend of $1.90 per Ordinary Share. This brings the dividend for the full year to $2.80 per Ordinary Share.

The Board regularly reviews its distribution policy and its overall financial strategy to strike a balance between the interests of the business, financial creditors and shareholders. We continue to target a strong, investment grade credit rating.

Outlook

As we look to the future, we expect sales revenue to decline by mid single-digit percent at CER in 2015. Consistent with our business model, we will continue to seek externalisation revenue from collaborations and licensing select products and technologies. Core EPS is expected to increase by low single-digit percent at CER. This expectation involves a number of assumptions, including the imminent launch of a Nexium generic in the US market.

Appreciation

Before closing, and on behalf of the Board, I want to thank the employees of AstraZeneca. Their outstanding efforts helped us achieve so much in 2014 towards leading in science and returning to growth. In particular, I want to express my appreciation to Pascal and all the members of the Senior Executive Team for showing such inspirational leadership throughout a challenging year.

Finally, I would like to thank all my fellow Directors for the quality of their contributions and conscientiousness they brought to our discussions throughout an exceptionally busy 2014.

Leif Johansson

Chairman

AstraZeneca Annual Report and Form 20-F Information 2014	5

Strategic Report

Chief Executive Officer’s Review

AstraZeneca has completed the first phase in its strategic journey. We have rebuilt strong foundations for sustainable delivery and are on track to return to growth by 2017. Fuelled by an exciting portfolio, oncology has become AstraZeneca’s sixth growth platform and will deliver life-changing medicines to patients and long-term growth.

Achieve scientific leadership

The changes we have made in the last two years have transformed AstraZeneca’s pipeline and accelerated clinical programmes. For example, we have already achieved our 2016 target for the number of potential medicines in Phase III – three years ahead of schedule. The changes have also helped towards our goal of achieving scientific leadership in our three main therapy areas: Respiratory, Inflammation and Autoimmunity (RIA); Cardiovascular and Metabolic diseases (CVMD); and Oncology.

We achieved a record 12 approvals in 2014 and, while we must expect occasional setbacks, such as the discontinuation of a few early-stage projects, we have every reason to be confident in our pipeline. In addition to launching new medicines, such as Lynparza and Movantik/Moventig, by the end of 2016, we anticipate

>	12 to 16 Phase II starts
>	14 to 16 NME and major line extension regulatory submissions
>	8 to 10 NME and major line extension approvals.

A highlight of the year came in December when Lynparza was approved in the US and EU as the first PARP inhibitor for the treatment of women with BRCA-mutated (BRCAm) ovarian cancer who have had very limited treatment options to date. The story of Lynparza shows what AstraZeneca can achieve by following the science. Less than three years ago, Lynparza development was discontinued following Phase II study results. These indicated that the progression-free survival (PFS) benefit seen in the overall ovarian cancer population was unlikely to translate into an overall survival benefit. Attempts to identify a suitable dose of the new tablet formulation also proved challenging.

Our teams were undeterred. They saw an opportunity to explore why the data showed better efficacy in patients with BRCAm ovarian cancer and sought to re-analyse the Phase II data. This included obtaining the BRCAm status for almost all patients – itself a great achievement. Looking at the data again made it clear that the team was right – Lynparza significantly prolonged PFS compared with placebo in patients with BRCAm ovarian cancer. In parallel, the team also identified a suitable dose and tablet formulation.

This really does exemplify our values in action and demonstrates our determination to push the boundaries of science to deliver life-changing medicines. We continue to explore the potential of this exciting new medicine, and additional late-stage clinical studies are underway to explore Lynparza’s benefit for a variety of other cancers.

Respiratory, Inflammation and Autoimmunity

The American College of Rheumatology annual meeting in Boston, MA accepted more than 15 abstracts of AstraZeneca work.

We are making significant progress in the RIA therapy area. Eight projects are in Phase III or registration. In particular, we are leveraging biologics in severe asthma and COPD, and developing several promising assets in inflammation and autoimmune disease areas. These include dermatology, gout, systemic lupus and rheumatoid arthritis. In November, we strengthened our own capabilities by acquiring the rights to Almirall’s respiratory business, and inhalation device subsidiary, which will help us develop the next generation of devices that meet patient needs. We further strengthened our respiratory portfolio through our agreement – announced in February 2015 – to acquire the rights to Actavis’s branded respiratory business in the US and Canada.*

Phase III studies began in 2014 for tralokinumab for the treatment of severe, inadequately controlled asthma. Furthermore, we decided to progress benralizumab to Phase III in COPD based on the finding that patients with elevated eosinophils seem to benefit from the drug.

Highlighting the potential of our inflammation and autoimmunity biologics portfolio, two Phase IIb studies for mavrilimumab and sifalimumab both met their primary endpoints. Results from Phase III trials for brodalumab also met all primary endpoints

*	Transaction subject to competition law clearances as well as other customary terms and conditions.

6	AstraZeneca Annual Report and Form 20-F Information 2014

…our business shape is changing to become more sustainable, durable and profitable.”

for the treatment of moderate to severe psoriasis, with two of these trials showing superior efficacy compared to the current standard of care. Following top-line results from the Phase III programme for lesinurad in combination with xanthine oxidase inhibitors in gout patients, our regulatory filing in the EU has been accepted.

Cardiovascular and Metabolic diseases

The 74th Scientific Sessions of the American Diabetes Association in San Francisco, CA accepted for presentation 43 abstracts reporting results of our R&D in diabetes. The Annual Meeting of the European Association for the Study of Diabetes in Vienna, Austria accepted 29 abstracts for presentation.

A record total of six major market approvals in 2014 for medicines that treat Type 2 diabetes further demonstrates how we are achieving scientific leadership. We also had positive results from a Phase III study of saxagliptin/dapagliflozin combination in patients with Type 2 diabetes and are progressing a regulatory filing in the US.

The acquisition in February 2014 of BMS’s share of the diabetes alliance was a significant event for AstraZeneca and we now have one of the broadest non-insulin anti-diabetic portfolios in the industry. Our diabetes strategy is to shift the treatment paradigm towards early use of combination therapies, help accelerate the achievement of patients’ treatment goals and potentially delay disease progression.

2014 was a strong year for our growth platform, Brilinta/Brilique, both in terms of revenue growth and news flow. The US

Strategic priorities overview
Achieve scientific leadership
>	12 approvals of NMEs or major LCM projects in major markets
	–	CVMD: Bydureon Pen (US and EU), Farxiga/Forxiga (US and Japan), Xigduo XR (US) and Xigduo (EU) for Type 2 diabetes; Myalept (US) for generalised lipodystrophy; Epanova (US) for dyslipidaemia
	–	Oncology: Lynparza (US and EU) for BRCA-mutated ovarian cancer
	–	Neuroscience: Movantik/Moventig (US and EU) for opioid-induced constipation
>

11 Phase III starts, including 5 NMEs: MEDI4736 and AZD9291 for non-small cell lung cancer; tremelimumab for mesothelioma; roxadustat for chronic kidney disease and end-stage renal disease; and tralokinumab for severe asthma

>	6 NME or major LCM regulatory submissions in major markets
	–	CVMD: Bydureon Pen (Japan) and saxagliptin/dapagliflozin FDC (US)
	–	Oncology: Iressa (US) and Lynparza (US)
	–	Inflammation: lesinurad (US and EU)
>	9 projects discontinued
>	3 acquisitions: the rights to Almirall’s respiratory franchise and inhalation device subsidiary; Definiens; and completion of the acquisition of BMS’s share of the diabetes alliance
Return to growth
>	3% increase in revenue to $26,095 million
	–	Accelerating performance of growth platforms more than offset impact of loss of exclusivity
>	15% increase in growth platforms revenue contributing 53% of total revenue
	–	Brilinta/Brilique +70%; continued global progress
	–	Diabetes +139%; successful Farxiga/Forxiga launch and good uptake of Bydureon Pen in the US
	–	Respiratory +10%; Emerging Markets growth of 27% and decelerating US growth of 15%
	–	Emerging Markets +12% to $5,827 million
	–	Japan revenue -3%; due to mandated biennial price cuts, increased use of generics and Nexium recall in the fourth quarter
>	US revenue was up 4% to $10,120 million, with Europe down 1% at $6,638 million; Established ROW revenue was down 4% to $3,510 million
>	22% growth in China, making it our second largest market
Great place to work
>

Our 2014 employee survey showed understanding of our strategy up by 14 percentage points, to 88%, compared with the previous survey in 2012 – 4 points above the global high performing company norm. Belief in our direction rose by 18 points, to 86%

>	Following transactions, some 4,100 BMS and Almirall employees were integrated into AstraZeneca
>	Simplified organisation with 75% of employees now within six management steps of the CEO (40% in 2012)
Do business responsibly
>	AstraZeneca launched the Healthy Heart Africa programme to address hypertension in Africa for some of the poorest people in the community

AstraZeneca Annual Report and Form 20-F Information 2014	7

Strategic Report

Chief Executive Officer’s Review continued

Focus on...our pipeline

At 31 December 2014, our pipeline comprised 133 projects, including 118 in clinical development and 16 approved or launched. Our late-stage pipeline has transformed faster than we anticipated, with 13 NMEs in Phase III/pivotal Phase II, or under regulatory review compared with the original target of eight set in March 2013.

Our early-stage pipeline has also grown rapidly through a sharp focus on novel science and technologies, providing a sustainable discovery engine behind our main therapy areas.

Therapy Area Review from page 32

Development projects

[1]  Includes eight projects that are either approved or launched in at least one market. Includes one project that is filed in at least one market.

[2]  Includes eight projects that are either approved or launched in at least one market. Includes one project that is filed in at least one market.

[3]  Included four projects that were either approved or launched in at least one market. Included four projects that were filed in at least one market.

[4]  Included five projects that were either approved or launched in at least one market. Included one project that was filed in at least one market.

[5]  Included five projects that were either approved or launched in at least one market.

[6]  Included eight projects that were filed, approved or launched in at least one market.

[7]  Phase III/pivotal Phase II, or under regulatory review.

Department of Justice’s closure of its investigation into the PLATO clinical trial in August reaffirmed our confidence in Brilinta/Brilique and the PLATO trial. In September, new data indicated that the profile of Brilinta/Brilique was comparable whether administered pre-hospital or in-hospital in ST segment elevation myocardial infarction (STEMI) patients. Most recently, in January 2015, we announced that the PEGASUS-TIMI 54 study, a large-scale outcomes trial involving over 21,000 patients, had met its primary endpoint in both 60mg and 90mg doses. The study demonstrated that, when taken in combination with aspirin, Brilinta/Brilique reduced more major cardiovascular thrombotic events in patients with a history of heart attack than using aspirin alone.

Oncology

We presented over 40 scientific abstracts related to our investigational medicines to the American Society of Clinical Oncology meeting in Chicago, IL and the European Society of Medical Oncology 2014 Congress in Madrid, Spain.

AstraZeneca has a deep-rooted heritage in oncology. Our vision is to help patients by redefining the cancer treatment paradigm. Our broad pipeline of next-generation medicines is focused on four main disease areas: breast, ovarian, lung and haematological cancers. For these, we are targeting immunotherapy; the genetic drivers of cancer and resistance; DNA damage repair; and antibody-drug conjugates (ADCs).

The potential of our oncology pipeline is highlighted by our small molecule,

investigational non-small cell lung cancer (NSCLC) compound, AZD9291. AZD9291 is a highly selective, irreversible inhibitor of both the activating sensitising epidermal growth factor receptor (EGFR) mutation and the resistance mutation T790M. The FDA has granted it breakthrough therapy designation as well as orphan drug and fast track status. This will allow us to speed the medicine’s development and we are planning to file for approval in the US in the second quarter of 2015. At just over two years after the compound entered clinical testing, this would represent a tremendous achievement.

In a development that enhances its value to patients and demonstrates our commitment to personalised healthcare, Iressa now includes blood-based diagnostic testing in its European label for patients unable to provide a suitable tumour sample. In the US, the FDA has accepted a filing for Iressa as a targeted monotherapy for the 1st line treatment of patients with advanced or metastatic EGFR mutation-positive NSCLC.

Immuno-oncology has the potential to transform the way cancer patients are treated by harnessing the body’s own immune system. Our broad portfolio includes almost 30 combination trials, either underway or planned. In a crowded field, we are particularly well positioned to explore synergistic combinations of immunotherapies, both with each other and with our own highly targeted small molecules. In 2014, we initiated a Phase III immunotherapy study for MEDI4736 in patients with NSCLC.

Collaborations, such as those made in 2014 with Incyte, Advaxis, Kyowa Hakko Kirin,

8	AstraZeneca Annual Report and Form 20-F Information 2014

Pharmacyclics and Janssen are accelerating our own R&D efforts. The acquisition of Definiens further strengthened our immuno-oncology capabilities, as described in the panel on the left.

Return to growth

The steps we took to achieve scientific leadership in 2014 were complemented by our progress towards returning to growth. We are doing this through maximising the potential of our existing medicines, leveraging our global scale and investing in our growth platforms and key geographies.

Our commercial expertise and global scale, including a strong presence in Emerging Markets, helped maximise the value of our marketed brands in our main therapy areas, which delivered over two-thirds of total revenues in 2014.

Our five growth platforms – Brilinta/Brilique, diabetes, respiratory, Emerging Markets and Japan – are sustaining near-term growth as we progress towards our long-term ambitions. These platforms accounted for more than half our revenues in 2014. We will continue to focus on driving growth in these areas, with the addition of oncology as a growth platform in 2015 as we navigate a period that will see some of our established products losing their exclusivity.

As already indicated, targeted business development reinforces our main therapy areas. A focus on early-stage academic and biotech alliances supports our long-term pipeline aspirations. At the same time, strategic transactions, such as those with BMS and Almirall, support the late-stage and marketed portfolio.

In parallel with the pipeline transformation, and leveraging our global scale and commercial expertise, our business shape is changing to become more sustainable, durable and profitable. Biologics now account for nearly half our pipeline. This increases the probability of success of our projects and potentially enhances the longevity of our assets. A greater focus on innovative delivery devices can offer choice to patients while also ensuring the durability of our products. Overall, we believe the growing proportion of specialty care products in our portfolio will boost profitability.

Great place to work

We continue to drive our cultural transformation and operational simplification to support our strategic goals. Our efforts to nurture an enhanced culture of innovation and enterprise are having a positive impact across the organisation. Results from our 2014 employee survey reflect the progress we have made. Employee understanding of our strategy was up 14 percentage points to 88% over the 2012 survey, and belief in our direction was up 18 points to 86%. A simpler management structure is helping sharpen our focus and remove barriers, further accelerating decision making and increasing productivity.

Our activities in Cambridge, shown on the right, highlight the benefit of co-locating our R&D around three strategic bioscience clusters in the US, Sweden and the UK. These moves are making it easier for our researchers to collaborate with external partners – and with each other – to leverage our small and large molecule capabilities, and our innovative technology to maintain the pace of pipeline development.

Appreciation

The year 2014 was remarkable for AstraZeneca. A period that might easily have distracted us with external events instead proved to be a time that strengthened the case for our future as an independent company. All of this was due to the achievements of our employees, partners and collaborators. I would like to pay tribute to every one of them. In doing so, I would particularly like to welcome all those who have joined AstraZeneca and share our passion for working in a company that follows the science. That welcome includes Fiona Cicconi and Luke Miels, who both joined in 2014 and became members of the Senior Executive Team.

All of us should be proud of what AstraZeneca achieved in 2014. Together, we can be confident that, by leading in science, we will transform the lives of patients around the world. In doing so, we will return to growth and deliver value to our shareholders.

Pascal Soriot

Chief Executive Officer

AstraZeneca Annual Report and Form 20-F Information 2014	9

Strategic Report            > Strategy

Business model

Our purpose and values drive what we do – and how we do it. This includes our role in the marketplace, strategic priorities, measures of risk and success, and determination to create value across every medicine’s life-cycle. Our governance and remuneration support this approach.

10	AstraZeneca Annual Report and Form 20-F Information 2014

Purpose and values

We push the boundaries of science to deliver life-changing medicines

Our purpose underpins everything we do. It gives us a reason to come to work every day. It reminds us why we exist as a company. It helps us deliver benefits to patients and create value for shareholders. It also sets the context for our employees’ activities and the roles of our teams, partners and other collaborators.

We follow the science. We put patients first. We play to win. We do the right thing. We are entrepreneurial.

These values determine how we work together and the behaviours that are integral to our drive for success. Our values guide our decision making, define our beliefs and foster a strong AstraZeneca culture.

Inputs

Demographic trends are favourable to our industry’s long-term growth and innovative scientific research continues to deliver new ways of fulfilling unmet medical need. As the Marketplace section from page 14 demonstrates, however, the economic, social and political environment presents not only significant opportunities but challenges as well.

To achieve our purpose, we seek to maximise the value of our resources, including our employees, IP, partners and collaborators.

Resources Review from page 62

We believe that few pharmaceutical companies, if any, can match our capabilities in small molecules, biologics, immunotherapies, protein engineering and devices. These distinctive capabilities allow us to produce combination therapies (such as antibody-drug conjugates) and customisable molecules targeted to specific patient populations. We have further strengthened our portfolio, pipeline and capabilities by investing in R&D and pursuing licensing, acquisition and collaboration opportunities.

We also have strong commercial franchises that focus on Cardiovascular and Metabolic diseases, Oncology, and Respiratory, Inflammation and Autoimmunity, and have combined a broad portfolio of primary care and specialty care medicines with a global reach. We believe our capabilities, pipeline and portfolio will enable us to build on our leading position in Established Markets and achieve further growth in Emerging Markets.

Business Review from page 52

Strategic priorities

Our strategic priorities reflect how we aim to achieve our purpose. They are to

1.	Achieve scientific leadership
2.	Return to growth
3.	Be a great place to work.

These priorities reflect the choices we have made to focus our R&D and commercial investments, prioritise and accelerate promising assets and business development, and transform our innovation model and the way we work.

Strategic priorities from page 18

Life-cycle of a medicine

For each of our therapy areas, our activities span the entire life-cycle of a medicine, from Research and Development to Manufacturing and Supply, and the global Sales and Marketing of primary care and specialty care medicines.

Life-cycle of a medicine overleaf

We operate according to what we believe is a disciplined value-creation framework. This framework supports investment in our portfolio, pipeline and growth platforms, which generates cash flows that we return to investors and reinvest into the business and business development. Our business development activities include alliances, collaborations, in-licensing arrangements and acquisitions, such as our acquisition of BMS’s interest in the diabetes alliance and the strategic transaction with Almirall to acquire its respiratory franchise and inhalation devices subsidiary.

Growth platforms

>	Brilinta/Brilique
>	Diabetes
>	Emerging Markets
>	Respiratory
>	Japan

Strategic priorities from page 18

Our business model also includes value creation through out-licensing and divestments. In 2014, for example, we established an alliance with Lilly to co-develop and commercialise our BACE inhibitor, AZD3293, for Alzheimer’s disease. In January 2015, we divested Myalept to Aegerion and our US rights to Zestril and Tenormin to Alvogen. These transactions allow us to leverage the capabilities and expertise of others, focus our resources and deliver the greatest benefit to patients and shareholders.

The success of our business model depends on the creation and protection of our IP rights. Developing a new medicine is risky, costly and time consuming and requires significant investment over many years, with no guarantee of success. For investments to be viable for our business and shareholders, we must protect new medicines from being copied for a reasonable period of time.

The loss of key product patents has affected sales significantly in recent years and will continue to do so. As such, one of our main goals is to sustain the cycle of innovation and continually refresh our portfolio of patented products.

Outputs

Returns to shareholders

Revenue from the sale of our medicines generates cash flow, which helps us fund business investment. It also enables us to follow our progressive dividend policy and meet our debt service obligations. This involves balancing the interests of our business, financial creditors and shareholders.

Financial Review from page 70

Improved health

Continuous scientific innovation is vital to achieving sustainable healthcare and creating value. Innovation creates value, for example, by

>	improving health outcomes and transforming patients’ lives
>	enabling healthcare systems to reduce costs and increase efficiency
>	improving access to healthcare and healthcare infrastructure
>	helping develop the communities in which we operate through local employment and partnering.

AstraZeneca Annual Report and Form 20-F Information 2014	11

Strategic Report            > Strategy

Life-cycle of a medicine

Our activities span the entire life-cycle of a medicine from Research and

Development to Manufacturing and Supply to the global Sales and Marketing of primary care and specialty care medicines that transform lives.

12	AstraZeneca Annual Report and Form 20-F Information 2014

AstraZeneca Annual Report and Form 20-F Information 2014	13

Strategic Report            > Strategy

Marketplace

Overview

>	Global pharmaceutical sales grew by 8.3% in 2014

>	The sector remains highly competitive

>	Patient populations are expanding and ageing

>	Non-communicable diseases account for over two-thirds of deaths globally

>	Improving R&D productivity is a critical pharmaceutical challenge

>	A highly regulated sector reflects the demand for safe, effective and high-quality medicines

>	Pricing and reimbursement continue to be challenging

>	Patents are expiring on some of the biggest-selling drugs ever produced

>	The sector faces challenges in building and maintaining trust

Continuing recovery

The global economy continues to recover from the 2008/2009 financial crisis. Risks remain, however, and geopolitical developments could threaten more balanced, sustainable growth.

As shown in the table opposite, global pharmaceutical sales grew by 8.3% in 2014. Established Markets saw average revenue growth of 7.3% while Emerging Markets’ revenue growth was 58% higher at 11.6%. The US, Japan, China, Germany and France are the world’s top five pharmaceutical markets. In 2014, the US had 40.4% of global sales (2013: 39.1%; 2012: 40.2%).

While demand for healthcare continues to increase – a favourable trend for long-term industry growth – challenges remain. Such challenges include expiring patents, competition from and growing use of generic medicines, obtaining regulatory approval, securing reimbursement for new medicines, improving R&D productivity and attaining pricing and sales sufficient to generate revenue and sustain the cycle of innovation.

Competition

Our industry remains highly competitive. It includes large, research-based pharmaceutical companies (such as AstraZeneca) that discover, develop and sell innovative, patent-protected prescription medicines and vaccines, smaller biotechnology and vaccine businesses, and companies that produce generic medicines. While many of our peers face similar challenges, they tackle them in different ways. Some companies have pursued a strategy focused on branded prescription pharmaceuticals while others have diversified by acquiring or building branded generics businesses or consumer portfolios. A number of companies are focused on improving R&D productivity and operational efficiency, while others have expanded geographically, especially in Emerging Markets and Japan. Throughout the industry, business development, including licensing and collaborations, and competition for business development opportunities, increased in 2014.

The industry shift away from developing primary care medicines continued, with an increased emphasis on oncology and other specialty care diseases with high unmet medical need. In 2014, primary care medicines only accounted for approximately one-quarter of new FDA-approved NMEs.

Growth drivers

Expanding patient populations

The world’s population is expected to rise from some seven billion today to nine billion by 2050. Also increasing is the number of people accessing healthcare and healthcare spending, particularly by the elderly. In the five years to 2018, the number of people over the age of 65 will rise by some 83 million, constituting almost 30% of the world’s population growth.

As the diagram overleaf shows, we expect developing markets to continue to spearhead pharmaceutical growth. Sales are expected to rise at double-digit rates across much of Asia, Latin America and Africa. Sales in the US grew in 2014 for the first time in two years.

14	AstraZeneca Annual Report and Form 20-F Information 2014

The global economy

continues to recover

from the 2008/2009

financial crisis. Risks

remain, however…”

Unmet medical need

The prevalence of non-communicable diseases (NCDs), such as cancer and cardiovascular, metabolic and respiratory diseases, is increasing worldwide. NCDs are often associated with ageing populations and lifestyle choices, including smoking, diet and lack of exercise – and many require long-term management. In 2012, NCDs accounted for 68% of deaths globally; nearly three-quarters of these deaths were in low-and middle-income countries. By 2030, deaths from cardiovascular diseases are likely to rise to 23.3 million annually. Annual cancer cases are forecast to increase from 14 million in 2012 to 22 million worldwide over the next 20 years.

Advances in science and technology

Innovation is critical to addressing unmet medical need. The delivery of new medicines will rely on a more advanced understanding of disease and the use of new technology and approaches, such as personalised healthcare (PHC) and predictive science.

Technological breakthroughs in the design and testing of novel compounds present fresh opportunities for using small molecules as the basis for new medicines. The use of large molecules, or biologics, has also become an important source of innovation. Biologics are among the most commercially successful new products. By 2020, biologics are expected to account for more than half of the world’s top 100 pharmaceutical products. In 2013, the figure was 45%, having risen from 21% in 2006. As such, most pharmaceutical companies now pursue R&D in both small molecules and biologics.

The challenges

R&D productivity

Improving R&D productivity is a critical challenge for the pharmaceutical industry. Global R&D investment reached an estimated $141 billion in 2014, a 31% increase from $108 billion in 2006. While the growth rate of R&D spend has slowed in recent years, pharmaceutical companies continue to deliver new medicines. In 2014, the FDA approved 41 NMEs – the highest number in 18 years (2013: 27).

To ensure sustainable returns on R&D investment, the industry is working to increase its success rate in developing commercially viable new drugs while achieving a lower, more flexible cost base. Regulators and payers, however, are demanding greater evidence of comparative effectiveness of medicines, which increases development times and costs.

Fortunately, innovative technology is helping accelerate product approvals. A greater emphasis on Proof of Concept is also helping improve productivity and reduce costs by showing the potential efficacy of drugs earlier in the development process.

83m In the five years to 2018, the number of people over the age of 65 is forecast to rise by approximately 83 million, accounting for nearly 30% of the world’s population growth.

Global pharmaceutical sales

World $bn

$903bn (+8.3%)

US $bn

$365bn (+11.8%)

Europe $bn

$216bn (+3.3%)

Established ROW $bn

$114bn (+1.8%)

Emerging Markets $bn

$208bn (+11.6%)

Data based on world market sales using AstraZeneca market definitions as set out in the Market definitions on page 239. Source: IMS Health, IMS Midas Quantum Q3 2014 (including US data). Reported values and growth are based at CER. Value figures are rounded to the nearest billion and growth percentages are rounded to the nearest tenth.

AstraZeneca Annual Report and Form 20-F Information 2014	15

Strategic Report            > Strategy

Marketplace continued

Regulatory requirements

A highly regulated industry reflects public demand for safe, effective and high-quality medicines. Delivering such medicines requires responsible testing, manufacturing and marketing, as well as maintaining important relationships worldwide with regulatory authorities. Such authorities include the FDA in the US, the EMA in the EU, the PMDA in Japan and the CFDA in China.

There is a global trend towards greater transparency of, and public access to, the regulatory submissions that support the approvals of new medicines. A recent example is the new EMA policy on publication of clinical data for medicinal products for human use, which provides for the publication of clinical reports that underpin the EMA’s decision making.

In 2014, several regulatory authorities introduced regulatory frameworks for the registration of biosimilar products. In most countries, these frameworks impose robust standards to ensure product safety, efficacy and quality. For more information about biosimilars, please see Patent expiries and genericisation opposite.

Increasingly, regulation and policy are aimed at fostering innovation. In the US, for example, the 21st Century Cures initiative, a bipartisan effort driven by the Energy and Commerce Committee of the US House of Representatives, is focused on accelerating the discovery, development and delivery of promising new treatments for patients. Draft legislation is expected to be introduced in 2015.

In Japan, the SAKIGAKE strategy is fostering a more favourable environment for drug development and accelerating the availability of currently unapproved medicines for serious and life-threatening diseases. The EU is currently piloting

$141bn Global investment in pharmaceutical R&D reached an estimated $141 billion in 2014, a 31% increase from $108 billion in 2006.

a programme to implement ‘adaptive licensing’ approaches, or ‘staggered approval’, to improve timely patient access to new medicines. In contrast, recent changes in China’s regulatory review process are lengthening new medicine approval periods to as long as five years, challenging the ability of pharmaceutical companies to deliver life-changing medicines and treat unmet medical need in China. However, proposed revisions to China’s Drug Administration Law, which are currently under review, may address this issue.

Despite efforts to harmonise regulations and achieve global convergence, regulations and their impact are increasing worldwide. Clinical trials that support product registration in a regulated jurisdiction must be relevant to the population and many countries require the inclusion of local patients in multinational studies. This can increase development complexity and costs. Also, regulatory authorities continue to implement new requirements and processes for patient safety data pre- and post-approval and to demand risk management plans and tailored post-approval commitments.

The growing complexity and globalisation of clinical studies, combined with pressure on industry and healthcare budgets, have led to an increase in public-private consortia. Such consortia, which include industry, academia

16	AstraZeneca Annual Report and Form 20-F Information 2014

and government bodies, aim to drive innovation, streamline regulatory processes and define and clarify approval requirements for new technology and approaches.

Pricing pressure

Pricing and reimbursement remain challenging in many markets. Most pharmaceutical sales are generated in highly regulated markets where governments, insurers and other private payers exert various controls on pricing and reimbursement, such as limitations on pharmaceutical spending and readmission costs. Austerity programmes are further constraining healthcare providers, while difficult economic conditions burden patients who pay out-of-pocket for medicines. Pharmaceutical companies must now expend significant resources to demonstrate the economic as well as therapeutic value of their medicines.

In the US, the Affordable Care Act (ACA) has had a direct impact on healthcare activities. It continues to reshape the market through various provisions designed to reduce cost and improve healthcare and patient outcomes. The ACA’s financial requirements include increased and expanded Medicaid mandatory rebates, the branded prescription drug fee, and efforts to close the coverage gap in the Medicare Part D prescription drug programme. We, along with other pharmaceutical companies, are working with policymakers and regulators to help contain costs, improve outcomes and promote an environment that fosters medical and scientific innovation.

Due to the US congressional failure to reach an agreement on raising the federal debt ceiling, ‘sequestration’ took effect in March 2013. Sequestration, which will remain in place until 2024, has resulted in broad federal spending cuts, including a 2% reduction in Medicare payments to healthcare providers. This reduction affects Medicare reimbursement rates for physician-administered products, which, in turn, places additional pricing pressure on our industry.

60%

World pharmaceutical market sales have increased by over 60% over the last ten years.

In Europe, governments continue to implement drug price control measures, including mandatory discounts, clawbacks and referencing rules. These measures are decreasing drug prices, particularly in the distressed economies of Spain, Romania and Greece. In France, price negotiations are particularly challenging due to budget pressures. In Germany, Europe’s largest pharmaceutical market, manufacturers must now prove the added benefit of their drug over existing alternatives. If no added benefit is shown, the drug is relegated to the German reference pricing system, which provides a single reimbursement level (or reference) for each drug group.

In China, pricing practices remain a priority for regulators. The triennial maximum retail drug price review continued in 2013, and, in 2014, authorities proposed plans to deregulate existing pricing controls and increasingly focus on setting and controlling reimbursement prices of drugs on the Regional and National Drug List. In India, the government imposed price controls on approximately 100 cardiovascular and diabetes drugs, including Crestor. In Japan, mandated biennial cuts are likely to continue. In Latin America, pricing is increasingly controlled by governments as, for example, in Colombia.

For more information about price controls and reductions and US healthcare reform, please see Risk from page 203

For more information about price regulation in our major markets, please see Geographical Review from page 220

Patent expiries and genericisation

Patent protection for pharmaceutical products is finite. Patents are expiring on some of the biggest-selling drugs ever produced and payers, physicians and patients have greater access to generic alternatives (both substitutable and analogue) in many important drug classes. These generic alternatives are primarily lower priced because generic manufacturers are largely spared the costs of R&D and market development. As a result, demand for generics is high. For prescriptions dispensed in the US in 2014, generics constituted 83.3% of the market by volume (2013: 82.2%).

Generic competition can also result from patent disputes or challenges before expiry. Increasingly, generics companies are launching products ‘at risk’, for example, before resolution of the relevant patent litigation. This trend, which is likely to continue, creates significant market presence for the generic version while the litigation remains unresolved. Given the unpredictable nature of patent litigation, some companies have settled such challenges on terms acceptable to the innovator and generic manufacturer. While competition authorities generally accept such agreements as a legitimate way to settle these disputes, they have questioned some settlements as being potentially problematic.

Biologics typically sustain longer periods of exclusivity than traditional small molecule pharmaceuticals, with less generic competition. With limited experience to date, the substitution of biosimilars for the original branded product has not followed the same pattern as generic substitution in small molecule products and, as a result, erosion of branded market share has not been as rapid. This is due to biologics’ complex manufacturing processes and the inherent difficulties in producing a biosimilar, which could require additional clinical trials. However, with regulatory authorities in Europe and the US continuing to implement abbreviated approval pathways for biosimilar versions, innovative biologics are likely to face increased competition.

Building trust

The pharmaceutical industry faces challenges in building and maintaining trust, particularly with governments and regulators. This reflects the past decade’s legal disputes between pharmaceutical companies and governmental and regulatory authorities. To address this challenge, companies are embedding a culture of ethics and integrity, adopting higher governance standards and improving relationships with employees, shareholders and other stakeholders.

Numerous companies, including those in the pharmaceutical industry, have been investigated by the China Public Security Bureau following allegations of bribery, and criminal and financial penalties have been imposed. Investigations by the DOJ and SEC under the Foreign Corrupt Practices Act are also continuing.

AstraZeneca Annual Report and Form 20-F Information 2014	17

Strategic Report            > Strategy

Strategic priorities

We are focused on returning to growth through a science-led innovation strategy. This strategy is based on investing in three main therapy areas, building a strong and balanced portfolio of primary care and specialty care medicines, accelerating key R&D programmes, engaging in targeted business development and leveraging our strong global commercial presence, particularly in Emerging Markets.

Our strategic priorities are to

1. Achieve scientific leadership
2. Return to growth
3. Be a great place to work.

We also need to

Achieve our Group financial targets

Drive on-market value	Invest in R&D and on-market growth platforms to return to growth. Aim to deliver industry-leading productivity by restructuring to create scope for investment and a flexible cost base

Maintain a progressive dividend	Our policy is to maintain or grow dividend per share

Maintain a strong balance sheet	Target a strong, investment-grade credit rating, operational cash balance and periodic share repurchases

Financial Review from page 70

Do business responsibly

Committed to operating responsibly, working with integrity and delivering sustainable growth with a special focus on

> Access to healthcare

> Our environmental impact

 Responsible Business from page 227; Increasing access

to healthcare in Sales and Marketing on page 61

What do we need to do?

Achieve scientific	Focus on innovative science
leadership	in three main therapy areas

Prioritise and accelerate
our pipeline

Transform our innovation
and culture model

Return to growth	Focus on growth platforms

Accelerate through business
development
Transform through specialty
care, devices and biologics

Be a great place	Evolve our culture
to work

Simplify our business

Attract and retain the best talent

18	AstraZeneca Annual Report and Form 20-F Information 2014

How are we implementing this?	For more information

Focusing on Cardiovascular and Metabolic diseases, Oncology, and Respiratory, Inflammation and Autoimmunity, with an opportunity-driven approach to Infection, Neuroscience and Gastrointestinal disorders	Therapy Area Review from page 32

Working across biologics, small molecules, immunotherapies, protein engineering and devices
Accelerating and investing in key R&D programmes. Thirteen new molecular entities (NMEs) in Phase III/pivotal Phase II or under regulatory review compared with our March 2013 target of eight

Potential by the end of 2016 for 12 to 16 Phase II starts; 14 to 16 NME and major line extension regulatory submissions; and 8 to 10 NME and major line extension regulatory approvals

Strengthening our early-stage pipeline through novel science and technology
Two autonomous biotech units, MedImmune and IMED, to drive science and innovation and a late-stage development unit – GMD	Research and Development from page 52
Focusing on novel science, such as immune-mediated therapy combinations, and personalised healthcare (PHC)

Increasing our proximity to bioscience clusters by co-locating around three strategic centres in Cambridge, UK; Gaithersburg, Maryland US; and Mölndal, Sweden to leverage our capabilities and collaborate with leading scientists and research organisations

Brilinta/Brilique – Working to deliver Brilinta/Brilique’s potential to reduce cardiovascular deaths through ongoing clinical studies and plans for market leadership	Cardiovascular and Metabolic diseases from page 35
Diabetes – Working to maximise the potential of our broad and innovative non-insulin, anti-diabetic portfolio to transform patient care	Cardiovascular and Metabolic diseases from page 35

Emerging Markets – Focused on delivering innovative medicines by accelerating our investment in Emerging Markets capabilities, with a focus on China and other leading markets, such as Russia and Brazil; expanding our commercial reach through multi-channel marketing and sales force excellence; building strong local medical and scientific affairs teams; and transforming our capabilities to support new products and improve access and affordability

Sales and Marketing from page 59

Respiratory – Working to maximise the value of our pipeline, devices and medicines to fulfil unmet medical need and improve patient outcomes in asthma, chronic obstructive pulmonary disease (COPD) and idiopathic pulmonary fibrosis (IPF)

Respiratory, Inflammation and Autoimmunity from page 44
Japan – Strengthening our oncology franchise and working to maximise the success of our diabetes medicines and established brands Symbicort, Nexium and Crestor	Sales and Marketing from page 59
Oncology – Became our sixth growth platform in January 2015 with the aim of delivering six new cancer medicines to patients by 2020	Oncology from page 40
Working to reinforce our therapy areas and strengthen our portfolio and pipeline through targeted business development, including collaborations, licensing, acquisitions and divestments	Relationships from page 65

Transforming our business to become more sustainable, durable and profitable by focusing on specialty care medicines, devices and biologics. Biologics now account for nearly half our pipeline, potentially enhancing asset longevity. A greater focus on innovative and differentiated delivery devices affords patient choice while ensuring product durability. Our new specialty care portfolio is expected to balance our strength in primary care medicines

Therapy Area Overview from page 32
Working to improve our employees’ identification with our purpose and values and to promote understanding of and belief in our strategy	Employees from page 62

Investing in and implementing tailored leadership development programmes
Developing simpler, more efficient processes and flattening our organisational structure to foster accountability and improve decision making and communication
Accelerating our efforts to attract diverse, top talent with new capabilities

AstraZeneca Annual Report and Form 20-F Information 2014	19

Strategic Report            > Strategy

Key performance indicators

How we performed against the indicators by which we measure our success

Achieve Group financial targets

Revenue	Net cash flow from operating activities	Dividend per share*
$26,095m	$7,058m	$2.80

CER growth Actual growth	Actual growth	Dividend is consistent with the progressive dividend policy pursuant to which the Board intends to maintain or grow the dividend each year * First and second interim dividend for the year.
2014 +3% 2014 +1%	2014 -5%
2013 -6% 2013 -8%	2013 +7%
2012 -15% 2012 -17%	2012 -11%

Revenue was in line with our upgraded guidance and reflected the delayed launch of generic Nexium in the US and the accelerating performance of our growth platforms. Taken together, these more than offset the impact of loss of exclusivity. On an Actual basis, revenue was negatively impacted by exchange rate movements

Cash generated from operating activities in 2014 reflected the fact that improvements in working capital largely offset a lower Reported operating profit (down 31% at CER (Actual 42%) to $2,137 million) and higher tax payments

Core EPS
$4.28

CER growth Actual growth
2014 -8% 2014 -15%
2013 -23% 2013 -26%
2012 -8% 2012 -11%
Decline in EPS reflects investment in the growth platforms and accelerated pipeline

Financial Review from page 70

20	AstraZeneca Annual Report and Form 20-F Information 2014

Achieve scientific leadership

Phase III investment decisions	NME or LCM project regulatory submissions in major markets	Clinical-stage strategic transactions
9	6	3

There were 13 NMEs in Phase III/pivotal Phase II or under regulatory review at the end of 2014. Investment decisions helped us achieve our 2016 target of nine to ten NMEs three years ahead of schedule	Submissions contribute to meeting our target of at least one NME launch annually in 2015 and 2016 and sustainable delivery of two NMEs annually by 2020

Licensing and/or acquisition opportunities helped us achieve our 2016 target three years ahead of schedule and contribute to meeting our target of sustainable delivery of two NMEs annually by 2020

*  4 for early-stage (Phase I/II) opportunities, and 3 for late-stage (Phase II+) opportunities.

** 7 for early-stage (Phase I/II) opportunities, and 5 for late-stage (Phase II+) opportunities.

NME Phase II starts/progressions
13

Phase II starts and progressions contribute to meeting our target of sustainable delivery of two NMEs annually by 2020

Therapy Area Review from page 32

AstraZeneca Annual Report and Form 20-F Information 2014	21

Strategic Report            > Strategy

Key performance indicators continued

Return to growth

Brilinta/Brilique	Diabetes	Emerging Markets
$476m sales	$1,870m sales	$5,827m sales

CER growth Actual growth	CER growth Actual growth	CER growth Actual growth
2014 +70% 2014 +68%	2014 +139% 2014 +138%	2014 +12% 2014 +8%
2013 +216% 2013 +218%	2013 +75% 2013 +75%	2013 +8% 2013 +6%
2012 +348% 2012 +324%	2012 n/m 2012 n/m	2012 +4% 2012 +1%

Strong global growth with continuing momentum in the US, with sales up 100%	Revenue reflects acquisition of BMS’s share of diabetes alliance in February 2014 as well as successful Farxiga/Forxiga launch and good uptake of new Bydureon Pen in the US	Strong growth continues, including 22% (Actual: 22%) in China. Our ambition is to sustain high single-digit annual growth

Respiratory	Japan
$5,063m sales	$2,227m sales

CER growth Actual growth	CER growth Actual growth
2014 +10% 2014 +8%	2014 -3% 2014 -10%
2013 +7% 2013 +6%	2013 +4% 2013 -14%
2012 +2% 2012 -1%	2012 -5% 2012 -5%

Strong overall sales with Emerging Markets growth of 27% (Actual: 22%) and decelerating US growth of 15% (Actual: 15%). Symbicort sales rose by 10% (Actual: 9%) and Pulmicort sales rose by 11% (Actual: 9%)

Decrease reflected mandated biennial price cuts, increased use of generics and a Nexium recall in December 2014 due to a packaging defect

Geographical Review from page 220

22	AstraZeneca Annual Report and Form 20-F Information 2014

Be a great place to work

Organisational structure – percentage of employees within six management steps of CEO	Employee belief in our strategy	Employees who would recommend AstraZeneca as a great place to work*
75%	86%	82%

This is a key indicator of our progress in driving accountability and improving decision making and communication

This is a key indicator of employee engagement. Belief level is in line with the pharmaceutical sector norm

*  Source: Global FOCUS all-employee survey.

** Source: January 2014 pulse survey across a sample of the organisation.

This is a key indicator of whether employees believe AstraZeneca is a great place to work

*  This metric is measured by our FOCUS survey, which occurs every two years.

** Source: Global FOCUS all-employee survey.

Employees from page 62

Do business responsibly

Dow Jones Sustainability Index ranking	Confirmed breaches of external sales and marketing codes or regulations globally	Operational carbon footprint*
Top 10% of companies	6 confirmed breaches	738 kt CO2e

Met the target of maintaining position in the Dow Jones Sustainability World and Europe Indexes comprising the top 10% of the largest 2,500 companies with a score of 79%	Continue to report and learn from confirmed breaches of external codes arising from external scrutiny and voluntary disclosure by AstraZeneca

Our 2014 operational carbon footprint met our target emission of 758 kt CO2e and represents an 18% reduction from our 2010 baseline. Our overall target is a 20% reduction from a 2010 baseline of 902 kt CO2e by the end of 2015

*  Operational carbon footprint is emissions from all sources, excluding those from patient use of our inhalers.

Responsible Business from page 227

AstraZeneca Annual Report and Form 20-F Information 2014	23

Strategic Report            > Strategy

Risk overview

What may challenge the delivery of our strategic priorities

We face a diverse range of risks and uncertainties that may adversely affect any one or more parts of our business and the delivery of our strategic priorities. Our approach to risk management is designed to encourage clear decision making on which risks we take as a business and how we manage risk, informed by an understanding of the potential commercial, financial, compliance, legal and reputational implications. We outline below the principal risks that could have a material adverse effect on the business or results of operations. We also outline how these risks link to our strategic priorities and some of the risk management actions taken in response.

Risk from page 203

Context	Specific risks we face
Risk: Product pipeline

The development of any pharmaceutical product candidate is a complex, risky and lengthy process involving significant financial, R&D and other resources

Each project may fail or be delayed at any stage of the process due to a number of factors

>  Failure to meet development targets

>  Difficulties obtaining and maintaining regulatory approvals for new products

>  Failure to obtain and enforce effective IP protection

>  Delay to new product launches

>  Acquisitions and strategic alliances, including licensing and collaborations, may be unsuccessful

Risk: Commercialisation and business execution

The successful launch of a new pharmaceutical product involves substantial investment in sales and marketing activities, launch stocks and other items. The commercial success of our new medicines is particularly important to replace lost sales following patent expiry

We may ultimately be unable to achieve commercial success for any number of reasons

>  Challenges to achieving commercial success of new products

>  Illegal trade in our products

>  Developing our business in Emerging Markets

>  Expiry or loss of, or limitations to, IP rights

>  Pressures from generic competition

>  Effects of patent litigation in respect of IP rights

>  Price controls and reductions

>  Economic, regulatory and political pressures

>  Abbreviated approval processes for biosimilars

>  Increasing implementation and enforcement of more stringent anti-bribery and anti-corruption legislation

>  Any expected gains from productivity initiatives are uncertain

>  Failure to attract and retain key personnel and failure to successfully engage with our employees

>  Failure of information technology and cybercrime

>  Failure of outsourcing

Risk: Supply chain and delivery

We may experience difficulties and delays in manufacturing our products, particularly biologics, and there may be a failure in supply from third parties	> Manufacturing biologics > Difficulties and delays in the manufacturing, distribution and sale of our products > Reliance on third party goods and services
Risk: Legal, regulatory and compliance

Any failure to comply with applicable laws, rules and regulations may result in civil and/ or criminal legal proceedings and/or regulatory sanctions

>  Adverse outcome of litigation and/or governmental investigations

>  Substantial product liability claims

>  Failure to adhere to applicable laws, rules and regulations

>  Failure to adhere to applicable laws, rules and regulations relating to anti-competitive behaviour

>  Environmental and occupational health and safety liabilities

>  Misuse of social media platforms and new technology

Risk: Economic and financial

Operating in over 100 countries, we are subject to political, socio-economic and financial factors both globally and in individual countries

>  Failure to achieve strategic priorities or to meet targets or expectations

>  Adverse impact of a sustained economic downturn

>  Political and socio-economic conditions

>  Fluctuations in exchange rates

>  Limited third party insurance coverage

>  Taxation

>  Pensions

24	AstraZeneca Annual Report and Form 20-F Information 2014

Possible impacts	Risk management actions	Link to strategic priority

> Reduced long-term growth, revenue and profit > Diminished reputation (R&D capability)

>  Focus on innovative science in three main therapy areas with strong capabilities

>  Prioritise and accelerate our pipeline

>  Strengthen pipeline through acquisitions, licensing and collaborations

>  Transform our innovation model and culture

>  Focus on simplification

>  Drive continued productivity improvements

>  Active management of IP rights

Achieve scientific leadership Return to growth Be a great place to work Achieve Group financial targets

> Reduction in market share and long-term growth > Diminished reputation and employee engagement > Loss of revenue, profit and cash flows

>  Focus on growth platforms

>  Accelerate through business development and strategic collaborations and alliances

>  Transform through specialty care, devices and biologics

>  Focus on simplification

>  Drive continued productivity improvements

>  Evolve our culture

>  Active management of IP rights

>  Reimbursement and pricing – demonstrating value of medicines/health economics

>  Co-locating around strategic R&D centres

Return to growth Be a great place to work Achieve Group financial targets

> Delays in planned activities > Loss of sales and revenue

>  Quality management systems

>  Contingency plans including dual sourcing, multiple suppliers and stock levels

>  Supplier audit programme

>  Business continuity and resilience initiatives, disaster and data recovery and emergency response plans

Return to growth Achieve Group financial targets

> Diminished reputation > Reduction in profit

>  Strong ethical and compliance culture and infrastructure incorporating all elements of compliance framework

>  Code of Conduct and Global Policies and Standards provide controls for major risks

>  Training for all Directors and employees

>  Management oversight, compliance monitoring and audit programmes to assure compliance

>  Independent reporting channels for employees to voice concerns confidentially

>  Robust investigation of alleged breaches, followed by appropriate corrective actions

>  Due diligence reviews on business development opportunities and integration plans

Be a great place to work Achieve Group financial targets

> Loss of revenue, profit, cash flows and ability to access funding	> Strategic/financial management actions such as monitoring and analysis of market conditions, competitors and their strategies > Financial risk management	Achieve Group financial targets

AstraZeneca Annual Report and Form 20-F Information 2014	25

Strategic Report            > Strategy

Governance and Remuneration

How our governance supports the delivery of our strategy

Governance

Good governance is crucial to ensuring we are well managed and can deliver our strategic priorities

The Board	Nomination and	Audit Committee
Governance Committee
Chairman: Leif Johansson		Chairman: Rudy Markham
Senior independent Non-Executive Director: John Varley	Chairman: Leif Johansson

Directors are collectively responsible for the success of AstraZeneca. In addition, the Non-Executive Directors are responsible for exercising independent and objective judgement and for scrutinising and challenging management.

The Board is responsible for setting our strategy and policies, oversight of risk and corporate governance and monitoring progress towards meeting our annual plans. It is accountable to our shareholders for the proper conduct of the business and our long-term success and represents the interests of all stakeholders.

The Board has delegated some of its powers to four principal committees and the CEO.

Members of the Board and their biographies are shown on the pages overleaf.

Talented people are critical to the delivery of the Group’s strategy. The Nomination and Governance Committee’s role is to recommend new Board appointments to the Board and to consider, more broadly, succession planning to senior executive management and Board positions. The Nomination and Governance Committee also advises the Board on significant developments in corporate governance.

To deliver the Group’s strategy, we must have sound financial and non-financial controls. The Audit Committee is responsible for reviewing our financial reporting, internal controls, compliance with laws and our relationship with our external auditor, as well as risk management.

Corporate Governance Report from page 86	Corporate Governance Report from page 86	Audit Committee Report from page 96

Remuneration

Elements of remuneration

We seek to create sustainable growth in shareholder value by developing and executing a remuneration strategy that supports the successful implementation of our business strategy.

The progress and success of our business strategy will be measured against three key areas: Achieve scientific leadership; Return to growth; and Achieve Group financial targets. During 2014, the Remuneration Committee reviewed the Group’s short- and long-term performance incentive plans for the Executive Directors and senior management to ensure that they supported the delivery of these goals.

The key components of our remuneration strategy for Executive Directors are set out here.

	Base pay To be sufficient (but no more than necessary) to attract, retain and develop high-calibre talent to achieve our business strategy	Variable remuneration To align the interests of our Executive Directors with those of our shareholders over the short, medium and long term

For more information on Performance measures, please see Strategic priorities from page 18 and Key performance indicators from page 20
Directors’ Remuneration Report from page 100

26	AstraZeneca Annual Report and Form 20-F Information 2014

Remuneration Committee	Science Committee	CEO: Pascal Soriot	Gender split of Directors

Chairman: John Varley	Chairman: Nancy Rothwell	The Senior Executive Team (SET) comprises:

Key roles

Chairman

Leadership, operation and governance of the Board, ensuring Board effectiveness

CEO

Responsible to the Board for the management, development and performance of the business

Senior independent

Non-Executive Director

Acts as a sounding board for the Chairman and an intermediary for other Directors and shareholders when necessary

We seek to attract, retain and develop the highest-calibre talent while paying no more than is necessary. The Group’s short- and long-term incentive plans are closely linked to our strategic and financial goals, and the delivery of sustainable shareholder value. The Remuneration Committee is responsible for the Group’s remuneration policy, which supports the delivery of our strategy.

Achieving scientific leadership is key to our strategic success. The Science Committee provides assurance to the Board regarding the Group’s R&D activities by reviewing and assessing our approaches in our chosen therapy areas; the scientific technology and R&D capabilities we deploy; the quality and development of our scientists; and our decision making.

>  CEO

>  CFO

>  Nine Executive Vice- Presidents from across the organisation, representing HR, GPPS, Operations & IS, Commercial Regions and R&D science units

>  General Counsel

>  Chief Compliance Officer

The SET is the body through which the CEO exercises the authority delegated to him by the Board. It considers major business issues and makes recommendations to the CEO, and typically reviews matters that are to be submitted to the Board for its consideration. The CEO is responsible for establishing and chairing the SET.

Directors’ Remuneration Report from page 100	Corporate Governance Report from page 86	Biographies of SET members on pages 30 to 31

AstraZeneca Annual Report and Form 20-F Information 2014	27

Strategic Report            > Strategy

Board of Directors

as at 31 December 2014

1 Leif Johansson (63)

Non-Executive Chairman of the Board

(April 2012*)

Committee Membership Chairman of the Nomination and Governance Committee and member of the Remuneration Committee

Skills and Experience From 1997 to 2011, Leif was Chief Executive Officer of AB Volvo. Prior to that, he served at AB Electrolux, latterly as Chief Executive Officer from 1994 to 1997. He was a Non-Executive Director of BMS from 1998 to September 2011, serving on the board’s audit committee and compensation and management development committee. He holds an MSc in engineering from Chalmers University of Technology, Gothenburg.

Other Appointments Leif is Chairman of global telecommunications company, LM Ericsson. He holds board positions at Svenska Cellulosa Aktiebolaget SCA and Ecolean AB, and has been a member of the Royal Swedish Academy of Engineering Sciences since 1994, serving as Chairman since 2012. Leif is also a member of the European Round Table of Industrialists and Chairman of the International Advisory Board of the Nobel Foundation.

2 Pascal Soriot (55)

Executive Director and CEO (October 2012)

Skills and Experience Pascal brings significant experience in established and emerging markets, strength of strategic thinking, a successful track record of managing change and executing strategy, and the ability to lead a diverse organisation. He served as Chief Operating Officer of Roche’s pharmaceuticals division from 2010 to September 2012 and, prior to that, Chief Executive Officer of Genentech, a biologics business, where he led its successful merger with Roche. Pascal joined the pharmaceutical industry in 1986 and has worked in senior management roles in numerous major companies around the world. He is a doctor of veterinary medicine (École Nationale Vétérinaire d’Alfort, Maisons-Alfort) and holds an MBA from HEC, Paris.

3 Marc Dunoyer (62)

Executive Director and CFO (November 2013)

Skills and Experience Marc’s career in pharmaceuticals, which has included periods with Roussel Uclaf, Hoechst Marion Roussel and GlaxoSmithKline (GSK), has given him extensive industry experience, including finance and accounting; corporate strategy and planning; research and development; sales and marketing; business reorganisation; and business development. Marc qualified as an accountant and joined AstraZeneca in 2013, serving as Executive Vice-President, GPPS from June to October 2013. Prior to that, he served as Global Head of Rare Diseases at GSK and (concurrently) Chairman, GSK Japan. He holds an MBA from HEC, Paris and a Bachelor of Law degree from Paris University.

4 John Varley (58)

Senior independent Non-Executive Director

(July 2006)

Committee Membership Chairman of the Remuneration Committee and member of the Nomination and Governance Committee

Skills and Experience John brings additional international, executive business leadership experience to the Board. He was formerly Group Chief Executive of the Barclays Group, having held various senior positions with the bank during his career, including that of Group Finance Director.

Other Appointments John is a Non-Executive Director of BlackRock, Inc. and Rio Tinto and Chairman of Business Action on Homelessness and of Marie Curie Cancer Care.

5 Geneviève Berger (59)

Non-Executive Director (April 2012)

Committee Membership Member of the Science Committee

Skills and Experience Geneviève was Chief Science Officer at Unilever PLC and a member of the Unilever Leadership Executive from 2008 to April 2014. She holds three doctorates – in physics, human biology and medicine – and was appointed Professor of Medicine at Université Pierre et Marie Curie, Paris in 2006. Her previous positions include Professor and Hospital Practitioner at l’Hôpital de la Pitié-Salpêtrière, Paris; Director of the Biotech and Agri-Food Department, then Head of the Technology Directorate at the French Ministry of Research and Technology; Director General, Centre National de la Recherche Scientifique; and Chairman of the Health Advisory Board of the EU Commission.

*	Date of appointment.

28	AstraZeneca Annual Report and Form 20-F Information 2014

6 Bruce Burlington (66)

Non-Executive Director (August 2010)

Committee Membership Member of the Audit Committee and the Science Committee

Skills and Experience Bruce is a pharmaceutical product development and regulatory affairs consultant and brings extensive experience in those areas. He spent 17 years with the FDA, serving as Director of its Center for Devices and Radiological Health as well as holding various senior roles in the Center for Drug Evaluation and Research. After leaving the FDA, he held various senior executive positions at Wyeth (now part of Pfizer).

Other Appointments Bruce is a Non-Executive Director of the International Partnership for Microbicides, and a member of the scientific advisory boards of the International Medica Foundation and H. Lundbeck A/S.

7 Ann Cairns (57)

Non-Executive Director (April 2014)

Committee Membership Member of the Audit Committee

Skills and Experience Ann has more than 20 years’ in-depth financial and international business experience and currently serves as President, International Markets, for MasterCard. Before joining MasterCard in 2011, Ann oversaw the European liquidation of Lehman Brothers Holdings International and was the Chief Executive, Transaction Banking at ABN AMRO. At the start of her career, Ann was an award-winning research engineer, culminating as the head of Offshore Engineer – Planning for British Gas. She holds a BSc in pure mathematics from Sheffield University and an MSc with research into medical statistics from Newcastle University in the UK.

8 Graham Chipchase (51)

Non-Executive Director (April 2012)

Committee Membership Member of the Remuneration Committee

Skills and Experience Graham has served as Chief Executive Officer of global consumer packaging company, Rexam PLC (Rexam) since 2010 after serving at Rexam as Group Director, Plastic Packaging and Group Finance Director.

Previously, he was Finance Director of Aerospace Services at the global engineering group GKN plc from 2001 to 2003. After starting his career with Coopers & Lybrand Deloitte, he held various finance roles in the industrial gases company The BOC Group plc (now part of The Linde Group). He is a Fellow of the Institute of Chartered Accountants in England and Wales and holds an MA (Hons) in chemistry from Oriel College, Oxford.

9 Jean-Philippe Courtois (54)

Non-Executive Director (February 2008)

Committee Membership Member of the Audit Committee

Skills and Experience Jean-Philippe has more than 30 years’ experience in the global technology industry. He is President of Microsoft International and previously served as Chief Executive Officer and President of Microsoft EMEA. Jean-Philippe has also served as Co-Chairman of the World Economic Forum’s Global Digital Divide Initiative Task Force and on the European Commission Information and Communication Technology Task Force. In 2009, he served as an EU Ambassador for the Year of

Creativity and Innovation and, in 2011, was named one of ‘Tech’s Top 25’ by The Wall Street Journal Europe.

Other Appointments Jean-Philippe is a board member of PlaNet Finance, a leading international microfinance organisation.

10 Rudy Markham (68)

Non-Executive Director (September 2008)

Committee Membership Chairman of the Audit Committee and member of the Remuneration Committee and Nomination and Governance Committee

Skills and Experience Rudy takes a particular interest on behalf of the Board in Safety, Health and Environment (SHE) assurance. He has significant international business and financial experience, having formerly held various senior commercial and financial positions with Unilever, culminating in his appointment as its Chief Financial Officer.

Other Appointments Rudy is Chairman and a Non-Executive Director of Moorfields Eye Hospital NHS Foundation Trust and a non-executive member of the boards of United Parcel Services Inc. and Legal & General plc. He is also a non-executive member of the operating and supervisory boards of the UK Foreign and Commonwealth Office, Chairman of the supervisory board of Corbion NV (formerly CSM NV), a Fellow of the Chartered Institute of Management Accountants and a Fellow of the Association of Corporate Treasurers. He served as a Non-Executive Director of the UK Financial Reporting Council from 2007 to 2012.

11 Nancy Rothwell (59)

Non-Executive Director (April 2006)

Committee Membership Chairman of the Science Committee and member of the Remuneration Committee and Nomination and Governance Committee

Skills and Experience Nancy oversees responsible business on behalf of the Board, as is described more fully in Responsible Business from page 227. She is a distinguished life scientist and academic.

Other Appointments Nancy is President and Vice-Chancellor of The University of Manchester. She is also Co-Chair of the Prime Minister’s Council for Science and Technology and a member of the Science and Technology Honours Committee and the Royal Society Council. Previously, she served as President of the British Neuroscience Association and of the Society of Biology, and on the councils of the Medical Research Council, the Biotechnology and Biological Sciences Research Council, the Academy of Medical Sciences and Cancer Research UK.

12 Shriti Vadera (52)

Non-Executive Director (January 2011)

Committee Membership Member of the Audit Committee

Skills and Experience Shriti has significant knowledge of global finance, emerging markets and public policy. She has advised governments, banks and investors on the eurozone crisis, the banking sector, debt restructuring and markets and has served as a G20 Adviser and a Minister in the UK Cabinet Office and Business Department and International Development Department. She has also served on the Council of Economic Advisers, HM Treasury where she focused on business and international economic issues. Prior to that, Shriti spent 14 years in investment banking with SG Warburg/UBS.

Other Appointments Shriti is Joint Deputy Chairman of Santander UK and has been a Non-Executive Director of BHP Billiton since 2011.

13 Marcus Wallenberg (58)

Non-Executive Director (April 1999)

Committee Membership Member of the Science Committee

Skills and Experience Marcus has international business experience across various industry sectors, including the pharmaceutical industry from his directorship with Astra prior to 1999.

Other Appointments Marcus is Chairman of Skandinaviska Enskilda Banken AB, Saab AB and FAM. He is a member of the boards of Investor AB, Temasek Holdings Limited and the Knut and Alice Wallenberg Foundation.

AstraZeneca Annual Report and Form 20-F Information 2014	29

Strategic Report            > Strategy

Senior Executive Team

as at 31 December 2014

1 Pascal Soriot

CEO

See page 28.

2 Marc Dunoyer

CFO

See page 28.

3 Katarina Ageborg

Chief Compliance Officer

Katarina was appointed Chief Compliance Officer in July 2011 and has overall responsibility for the design, delivery and implementation of AstraZeneca’s compliance responsibilities. Since joining AstraZeneca in 1998, she has held various senior legal roles supporting Commercial and Regulatory and most recently led the Global IP function from 2008 to 2011. Before joining AstraZeneca, she established her own law firm in Sweden and worked as a lawyer practising on civil and criminal cases. Katarina holds a Master of Law from Uppsala University School of Law in Sweden.

4 Fiona Cicconi

Executive Vice-President, Human Resources

Fiona joined AstraZeneca in September 2014 as Executive Vice-President, Human Resources. She started her career at General Electric where she held various human resources roles within the Oil & Gas business, which included experience in major global acquisitions and driving change. Subsequently, Fiona spent a number of years at Cisco, before joining Roche in 2006 where she was most recently responsible for global human resources for Pharma Technical Operations where her primary focus was to build one culture between Roche and Genentech and identify and develop a sustainable supply of leadership and talent from within the organisation.

5 Ruud Dobber

Executive Vice-President, Europe

Ruud was appointed Executive Vice-President, Europe in January 2013 and leads AstraZeneca’s commercial operations in Europe. In this capacity, Ruud is responsible for sales, marketing and commercial operations across AstraZeneca’s businesses in the 28 EU member states. He served as Interim Executive Vice-President, GPPS from December 2013 until May 2014. Ruud joined AstraZeneca in 1997 and has held various senior commercial roles, including Regional Vice-President of AstraZeneca’s European, Middle East and African division and Regional Vice-President for the Asia Pacific region. Since 2012, Ruud has been an Executive Committee Member of the European

Federation of Pharmaceutical Industries and Associations (EFPIA). In 2011, he was Chairman of the Asia division of Pharmaceutical Research and Manufacturers of America. Ruud began his career as a scientist, researching in the field of immunology and ageing. He holds a doctorate in immunology from the University of Leiden in the Netherlands.

6 Paul Hudson

President, AstraZeneca, US and Executive Vice-President, North America

Paul was appointed Executive Vice-President, North America in January 2013 and leads AstraZeneca’s commercial operations in North America. In this capacity, he is accountable for driving growth and maximising the contribution of North America to AstraZeneca’s global business. Paul joined AstraZeneca in 2006 as Vice-President and Primary Care Director, UK and was later appointed President of AstraZeneca K. K., AstraZeneca’s Japanese subsidiary, and President of AstraZeneca’s business in Spain. He has served as a Standing Board Member of the Japan Pharmaceuticals Manufacturers Association and EFPIA in Japan. Before joining AstraZeneca, Paul worked for Schering-Plough, where he held senior global marketing roles. He received a degree in economics from Manchester Metropolitan University and a DipM from the UK’s Chartered Institute of Marketing.

30	AstraZeneca Annual Report and Form 20-F Information 2014

7 Dr Bahija Jallal

Executive Vice-President, MedImmune

Bahija was appointed Executive Vice-President, MedImmune in January 2013 and is responsible for biologics research activities. Bahija is tasked with advancing the biologic pipeline of drugs. She joined MedImmune in 2006 as Vice-President, Translational Sciences and has held roles of increasing responsibility at AstraZeneca. Prior to joining AstraZeneca, Bahija worked with Chiron Corporation where she served as Vice-President, Drug Assessment and Development. Bahija received a master’s degree in biology from the Université de Paris VII and her doctorate in physiology from the Université Pierre et Marie Curie, Paris. She conducted her post-doctoral research at the Max-Planck Institute of Biochemistry in Martinsried, Germany. She is a member of the American Association of Cancer Research, the American Association of Science, the Pharmacogenomics Working Group and the Board of Directors of the Association of Women in Science.

8 Mark Mallon

Executive Vice-President, International

Mark was appointed Executive Vice-President, International in January 2013 and is responsible for the growth and performance of AstraZeneca’s commercial businesses in various regions, including Asia Pacific, Russia, Latin America, the Middle East and Africa. Since joining AstraZeneca in 1994, Mark has held multiple senior sales and marketing roles, including Regional Vice-President for Asia Pacific, President of AstraZeneca’s Chinese and Italian subsidiaries, Chief Operating Officer of AstraZeneca’s Japanese subsidiary and Vice-President of AstraZeneca’s US gastrointestinal and respiratory businesses. He has served as a member of the Board of Directors for Christiana Care, the largest hospital system in Delaware, and an Executive Committee Member for R&D-based Pharmaceutical Association Committee, the China industry association for innovative pharmaceutical companies. Mark began his career in the pharmaceutical industry in management consulting. He holds a degree in chemical engineering from the University of Pennsylvania and an MBA in marketing and finance from the Wharton School of Business.

9 Luke Miels

Executive Vice-President, GPPS

Luke was appointed Executive Vice-President, GPPS in May 2014 leading AstraZeneca’s global marketing and commercial operations. Luke began his career in 1995 with AstraZeneca in Australia as a Sales Representative and Product Manager for Plendil and Diprivan. He joined Aventis in 2000 as Marketing and Strategic Planning Manager in Australia and held roles of increasing seniority, from Country Manager for New Zealand and Thailand to leading the Analytics and Commercial Effectiveness function of Aventis US. Following the Sanofi-Aventis merger, he led the integration office in the US and was then appointed Vice-President of Sales for Metabolism. Luke joined Roche in 2006 as Head of Metabolism for Global Marketing and in 2009, was appointed Regional Vice-President Asia Pacific for the Pharmaceuticals Division, joining the Leadership Team of the Pharmaceuticals Division. Luke holds a BSc in biology from Flinders University in Adelaide and an MBA from the Macquarie University, Sydney.

10 Dr Briggs Morrison

Executive Vice-President, GMD and Chief Medical Officer

Briggs was appointed Executive Vice-President, GMD in January 2013 and leads our global late-stage development organisation for both small molecules and biologics. He is also the Company’s Chief Medical Officer. He joined AstraZeneca in 2012 from Pfizer, where he was Head of Medical Excellence, overseeing development, medical affairs and safety and regulatory affairs for Pfizer’s human health businesses. Briggs has a track record of successfully developing novel medicines in roles at both Pfizer and Merck. He has a biology degree from Georgetown University and a medical doctorate from the University of Connecticut. Briggs has also undertaken an internship and residency in internal medicine at the Massachusetts General Hospital, a fellowship in medical oncology at the Dana-Farber Cancer Institute and a post-doctoral research fellowship in genetics at Harvard Medical School.

11 Dr Menelas Pangalos

Executive Vice-President, IMED

Menelas (Mene) was appointed Executive Vice-President, IMED in January 2013 and leads AstraZeneca’s small molecule discovery research and early-stage development activities. Mene joined AstraZeneca from Pfizer, where he was Senior Vice-President and Chief Scientific Officer of Neuroscience Research. Previously, he held senior discovery and neuroscience roles at Wyeth and GSK. He completed his undergraduate degree in biochemistry at the Imperial College of Science and Technology, London and earned a doctorate in neurochemistry from the University of London. He is a Visiting Professor of Neuroscience at King’s College, London. In the UK, Mene serves on the Medical Research Council and the Innovation Board for the Association of the British Pharmaceutical Industry.

12 Jeff Pott

General Counsel

Jeff was appointed General Counsel in January 2009 and has overall responsibility for all aspects of AstraZeneca’s Legal and IP function. He joined AstraZeneca in 1995 and has worked in various litigation roles, where he has had responsibility for IP, anti-trust and product liability litigation. Before joining AstraZeneca, he spent five years at the US legal firm Drinker Biddle and Reath LLP, where he specialised in pharmaceutical product liability litigation and anti-trust advice and litigation. He received his bachelor’s degree in political science from Wheaton College and his Juris Doctor Degree from Villanova University School of Law.

13 David Smith

Executive Vice-President, Operations & Information Services

David joined AstraZeneca in 2006 as Executive Vice-President, Operations. He leads AstraZeneca’s global manufacturing and supply organisation and is responsible for the Safety, Health and Environment, Regulatory Compliance, Procurement and Engineering functions. David also has overall responsibility for Information Services. He spent his early career in pharmaceuticals, initially with the Wellcome Foundation in the UK, and then spent nine years in the consumer goods sector working for Estée Lauder Inc. and Timberland LLC in senior supply chain roles. In 2003, he returned to the pharmaceutical sector, joining Novartis in Switzerland.

AstraZeneca Annual Report and Form 20-F Information 2014	31

Strategic Report            > Therapy Area Review

Therapy Area Overview

Our business model describes how we create and sustain value over the life-cycle of a medicine across our therapy areas. In this section, we review our therapy areas, including our portfolio of marketed products, pipeline projects, strategic priorities, capabilities, resources and business development activities.

Pipeline overview

Our pipeline includes 133 projects of which 118 are in the clinical phase of development

>	40 projects in Phase I, including 28 NMEs and 10 oncology combination projects

>	35 projects in Phase II, including 28 NMEs and significant additional indications for projects that have reached Phase III

>	32 projects in late-stage development, either in Phase III/pivotal Phase II studies or under regulatory review

>	13 NMEs

>	11 projects exploring additional indications for these NMEs

>	8 projects already approved or launched in the EU, China, Japan and/or the US

>	26 LCM projects*

*	Only includes material projects.

As outlined in Strategic priorities from page 18, a key element of our drive to achieve scientific leadership is our focus on innovative science in three main therapy areas: Cardiovascular and Metabolic diseases (CVMD); Oncology; and Respiratory, Inflammation and Autoimmunity (RIA). We apply our distinctive capabilities to biologics, small molecules, immunotherapies, protein engineering technologies and delivery devices across our therapy areas to deliver life-changing medicines to patients and create value for shareholders. Our approach to Infection, Neuroscience and Gastrointestinal (ING) is opportunity-driven.

Our therapy area activities are led by our Global Product and Portfolio Strategy group (GPPS), which serves as the bridge between our R&D and Commercial functions. GPPS works to provide strategic direction from early-stage research to commercialisation, and to integrate our corporate, portfolio, therapy area and product strategies to drive scientific innovation, prioritise investment, support the growth of our therapy areas, and accelerate business development. GPPS also works closely with healthcare providers, regulatory authorities and payers to ensure our medicines help fulfil unmet medical need and provide economic as well as therapeutic benefits.

Development pipeline

The Pipeline overview on the left summarises our development pipeline as at 31 December 2014.

During 2014, we progressed numerous projects into clinical and late-stage development. Across the portfolio, 50 projects successfully progressed to their next phase in 2014. This includes 14 NME clinical progressions, and four first approvals and two first launches in the EU, China, Japan and/or the US. Five NMEs commenced Phase III/pivotal Phase II studies as a result of the acceleration of select R&D programmes. Twenty one projects (inclusive of combination trials) entered Phase I. The Pipeline progressions table opposite summarises our key pipeline progressions in 2014. Further information is in the Development pipeline table from page 197.

Nine projects were discontinued in 2014 – eight projects for poorer than anticipated safety or efficacy results and one for economic reasons.

Progress against targets

We continued to strengthen our late-stage pipeline in 2014 through R&D, collaborations, acquisitions and licensing. We also made significant progress against the pipeline targets we set in March 2013. Since March 2013, we have initiated nine Phase III/pivotal Phase II NME starts against a target of five to seven. We now have 13 NMEs in Phase III/pivotal Phase II studies or under regulatory review, which exceeds our target of nine to ten NMEs in Phase III/pivotal Phase II studies or under regulatory review by 2016.

Having strengthened our late-stage pipeline, we are now focused on securing regulatory approvals for these NMEs and delivering our medicines to patients. We are also focused on strengthening our early-stage pipeline. To reflect our focus, as communicated at our Investor Day in November 2014, we have set the following targets for the end of 2016: 12 to 16 Phase II starts; 14 to 16 NME and line extension regulatory submissions; and 8 to 10 NME and line extension regulatory approvals.

For more information on the risks of product development, please see Risk from page 203

Biologics and specialty care medicines

Nearly 50% of our pipeline is comprised of biologics, including more than 30 molecules in clinical development. As detailed in Infrastructure on page 69, the expansion of our Frederick, Maryland US facility will help us keep pace with an increasing demand for the development and use of biologics and support the progression of drug candidates across our main therapy areas. Much of our biologics work focuses on specifically defined or

32	AstraZeneca Annual Report and Form 20-F Information 2014

biologically targeted populations, determined by the scientific pathway of the disease and mode of action of the molecule. Our pipeline also contains a number of specialty care medicines. An increasing number of specialty care medicines require a diagnostic test for patient eligibility or to achieve the best outcomes. Specialty care medicines generally treat more severe diseases, with the patient population concentrated under the care of a subset of healthcare providers and in specialty healthcare facilities. Specialty care medicines also generally command higher prices and, as such, must deliver greater value. To make them available to the right patients, we must tightly co-ordinate our commercial, medical and supply chain teams.

For more information on the risks associated with biologics and our products, please see Risk from page 203

Our products

While the focus of this Therapy Area Review is on our key marketed products, many of our other products are crucial to certain countries within Emerging Markets and our business.

For more information on our potential new products and product life-cycle developments, please see the therapy area pipeline tables on pages 36 to 37, 40 to 41, 44 to 45, and 48 and the Development Pipeline table from page 197. For information on patent expiries of our key marketed products, please see Patent Expiries from page 201.

Indications for each product described in this Therapy Area Review may vary among countries. Please see local prescribing information for country-specific indications for any particular product.

Many of our products are subject to litigation. Information about material legal proceedings can be found in Note 27 to the Financial Statements from page 182.

Details of relevant risks are set out in Risk from page 203

Global sales by therapy area

			2014			2013	2012
		Actual	CER		Actual	CER
	Sales	growth	growth	Sales	growth	growth	Sales
	$m	%	%	$m	%	%	$m
Cardiovascular and Metabolic diseases	9,802	11	12	8,830	(7)	(6)	9,531
Oncology	3,027	(5)	(2)	3,193	(9)	(2)	3,489
Respiratory, Inflammation and Autoimmunity	5,063	8	10	4,677	6	7	4,415
Infection, Neuroscience and Gastrointestinal	8,203	(9)	(7)	9,011	(14)	(13)	10,490
Other*	–	–	–	–	–	–	48
Total	26,095	1	3	25,711	(8)	(6)	27,973

*	Represents sales by Aptium Oncology (the last portion of Aptium Oncology was sold in July 2012).

AstraZeneca Annual Report and Form 20-F Information 2014	33

Strategic Report            > Therapy Area Review

Therapy Area Overview continued

Therapy Area summary
Cardiovascular and Metabolic diseases	Oncology	Respiratory, Inflammation and Autoimmunity	Infection, Neuroscience and Gastrointestinal
$9,802m	$3,027m	$5,063m	$8,203m
Sales in 2014 (2013: $8,830m)	Sales in 2014 (2013: $3,193m)	Sales in 2014 (2013: $4,677m)	Sales in 2014 (2013: $9,011m)

Six major market approvals for medicines that treat Type 2 diabetes in 2014

Following our acquisition of BMS’s share of the diabetes alliance, we have one of the broadest non-insulin anti-diabetic portfolios in the industry

Strong year for Brilinta/Brilique in terms of revenue growth and other developments, including the closure of the DOJ investigation and ATLANTIC and PEGASUS trials data

FDA granted AZD9291 breakthrough therapy designation, orphan drug and fast track status

Immuno-oncology portfolio has almost 30 combination trials underway or planned. Strengthened our capabilities with Definiens acquisition

Oncology became the sixth growth platform in January 2015 with several potential regulatory submissions in 2015 and 2016

Aim to deliver six new cancer therapies by 2020, and 15 NMEs and 20 new LCM projects by 2023

Eight projects are in Phase III or under regulatory review

Strengthened our portfolio and capabilities by acquiring the rights to Almirall’s respiratory business and inhalation device subsidiary

Leveraging biologics in severe asthma and COPD, and developing several promising assets in inflammation and autoimmune disease areas

Alliance with Lilly regarding our BACE inhibitor, AZD3293, for Alzheimer’s disease exemplifies value creation through licensing of the science in our pipeline

Broad portfolio of medicines for serious Gram-positive and Gram-negative bacterial infections, and working to develop life-changing medicines to fight these infections

12 NME or LCM project regulatory approvals in major markets:

>  Bydureon Pen (US, EU) for Type 2 diabetes

>  Epanova (US) for hypertriglyceridaemia

>  Farxiga/Forxiga (US, Japan) for Type 2 diabetes

>  Myalept (US) for generalised lipodystrophy

>  Xigduo XR/Xigduo (US, EU) for Type 2 diabetes

	> Lynparza (US, EU) for BRCA-mutated ovarian cancer		> Movantik/Moventig (US, EU) for opioid-induced constipation
6 NME or LCM project regulatory submissions in major markets:
> Bydureon Pen (Japan) for Type 2 diabetes > saxagliptin/dapagliflozin FDC (US) for Type 2 diabetes	> Iressa (US) for non-small cell lung cancer (NSCLC) > Lynparza (US) for BRCA-mutated ovarian cancer	> lesinurad (US, EU) for gout
5 Phase III NME starts:
> roxadustat for chronic kidney disease and end-stage renal disease	> PD-L1 for NSCLC > AZD9291 for NSCLC > tremelimumab for mesothelioma	> tralokinumab for severe asthma
Cardiovascular and Metabolic diseases from page 35	Oncology from page 40	Respiratory, Inflammation and Autoimmunity from page 44	Infection, Neuroscience and Gastrointestinal from page 48

34	AstraZeneca Annual Report and Form 20-F Information 2014

Strategic Report > Therapy Area Review

Cardiovascular and Metabolic diseases

We push the boundaries of science to create innovative medicines that address multiple cardiovascular risk factors, offer individualised approaches for diabetes patients, treat chronic kidney disease and ultimately save lives.

Our marketed products

Cardiovascular disease

>	Atacand1/Atacand HCT/Atacand Plus

(candesartan cilexetil) is an angiotensin II antagonist for the 1st line treatment of hypertension and symptomatic heart failure.

>	Brilinta/Brilique (ticagrelor) is an oral antiplatelet for acute coronary syndromes (ACS).

>	Crestor[2] (rosuvastatin calcium) is a statin for dyslipidaemia and hypercholesterolemia. In some markets, it is also indicated to slow the progression of atherosclerosis and reduce the risk of first CV events.

>	Plendil (felodipine) is a calcium antagonist for hypertension and angina.

>	Seloken/Toprol-XL (metoprolol succinate) is a beta-blocker once daily tablet for 24-hour control of hypertension, and heart failure and angina.

>	Tenormin[3] (atenolol) is a cardioselective beta-blocker for hypertension, angina pectoris and other CV disorders.

>	Zestril[4] (lisinopril dihydrate) is an angiotensin-converting enzyme inhibitor for a wide range of CV diseases, including hypertension.

Metabolic disease

>	Byetta (exenatide injection) is an injectable medicine indicated to improve blood sugar (glucose) control, along with diet and exercise in adults with Type 2 diabetes mellitus.

>	Bydureon (exenatide extended-release for injectable suspension) is a once weekly injectable medicine indicated to improve blood sugar (glucose), along with diet and exercise in adults with Type 2 diabetes mellitus.

>	Bydureon Pen (exenatide extended-release for injectable suspension) delivers exenatide via microsphere technology in a once weekly dose requiring no titration.

>	Farxiga/Forxiga (dapagliflozin) is a selective inhibitor of human sodium-glucose co-transporter 2 (SGLT-2 inhibitor) to improve glycaemic control in adult patients with Type 2 diabetes mellitus.
>	Kombiglyze XR (saxagliptin and metformin XR) combines saxagliptin (Onglyza) and metformin extended release metformin (metformin XR) in a once daily tablet for Type 2 diabetes mellitus.

>	Komboglyze (saxagliptin and metformin HCl) combines saxagliptin (Onglyza) and metformin immediate release (metformin IR) in a twice daily tablet for Type 2 diabetes mellitus.

>	Myalept[5] (metreleptin for injection) is a recombinant analogue of human leptin indicated in the US as an adjunct to diet as replacement therapy to treat the complications of leptin deficiency in patients with congenital or acquired generalised lipodystrophy.

>	Onglyza (saxagliptin) is an oral dipeptidyl peptidase 4 (DPP-4) inhibitor for Type 2 diabetes mellitus.

>	Symlin (pramlintide acetate) is an injected amylin analogue for Type 1 and Type 2 diabetes mellitus in patients with inadequate glycaemic control on meal time insulin.

>	Xigduo (dapagliflozin and metformin hydrochloride) combines dapagliflozin (Farxiga/Forxiga), an SGLT-2 inhibitor, and metformin hydrochloride, in a twice daily tablet to improve glycaemic control in adult patients with Type 2 diabetes mellitus who are inadequately controlled by metformin alone.

>	Xigduo XR (dapagliflozin and metformin hydrochloride extended-release) combines dapagliflozin (Farxiga/Forxiga), an SGLT-2 inhibitor, and metformin hydrochloride extended-release, in a once daily tablet to improve glycaemic control in adult patients with Type 2 diabetes mellitus who are inadequately controlled by metformin alone.

[1]	Licensed from Takeda Chemicals Industries Ltd.
[2]	Licensed from Shionogi. The extension of the global licence agreement with Shionogi for Crestor and the modification of the royalty structure became effective 1 January 2014.
[3]	Divested US rights to Tenormin to Alvogen Pharma US Inc. effective 9 January 2015.
[4]	Licensed from Merck. Divested US rights to Zestril to Alvogen Pharma US Inc. effective 9 January 2015.
[5]	Divested to Aegerion effective 9 January 2015.

Our strategic priorities

We are a leader in the treatment of CVMD, focused on bringing life-changing medicines to patients for thrombosis (blood clotting), atherosclerosis (hardening of the arteries), dyslipidaemia, hypertension and metabolic diseases, including diabetes and related complications.

Despite improvements in the diagnosis and treatment of CVMD, unmet medical need remains high. Also, the prevalence of these diseases and associated complications is increasing worldwide.

Our strategy in CVMD focuses on maximising and maintaining patient benefit from our portfolio of medicines, ensuring access to Brilinta/Brilique and accelerating clinical programmes and potential new therapies through innovative science and collaboration.

We are also investing heavily in clinical development and life-cycle management. Nearly 60,000 patients participate in our R&D-led CV trials at more than 5,700 sites worldwide. We are also focusing on diabetes research, which includes more than 50 clinical studies worldwide in which nearly 40,000 patients are expected to be enrolled.

We are expanding our core capabilities and research programmes into new modalities and regenerative medicine to provide new treatment paradigms for heart failure, diabetes and chronic kidney disease.

To help achieve scientific leadership, we are engaging in collaborations that focus on scientific innovation in CV, metabolic and renal diseases. For example, during 2014, we entered into collaborations with

>  Max Planck Institute of Molecular Physiology to create a satellite unit to study areas of new modality chemistry in CV, metabolic and renal diseases

23.3m

By 2030, almost 23.3 million people will die annually from CV disease, mainly from heart disease and stroke, meaning that CV disease will remain the leading cause of death.

Source: WHO Factsheet 2013 (data from 2008).

AstraZeneca Annual Report and Form 20-F Information 2014	35

Make hearts healthier

What science can do

Cardiac regeneration

mRNA being read by a ribosome to produce signalling proteins. These signals cause stem cells in the heart to proliferate and differentiate to new cardiac cells that can repair damage in the heart. We are researching medicines that generate these signals and functional effects in the heart.

Cardiovascular and Metabolic diseases (CVMD)

Phase I	Phase II	Phase III	
Large molecule	Small molecule	Small molecule	Large molecule
MEDI5012 —	AZD4901 —	*Brilinta/Brilique* —	*Myalept* ✓
MEDI8111 +	tenapanor (AZD1722)# —	*Epanova*# (approved but not launched)	
		*Farxiga/Forxiga** ✓	
		roxadustat# →	

Key

- + Addition
- — No change
- → Progression
- F New filing
- ✓ Approved/launched

\# Partnered product

** *Kombiglyze XR* in the US; *Komboglyze* in the EU

36	AstraZeneca Annual Report and Form 20-F Information 2014

Strategic Report > Therapy Area Review

Cardiovascular and Metabolic diseases continued

>	Mitsubishi Tanabe Pharma Corporation in the area of diabetic nephropathy to validate and progress novel research targets and molecules into clinical development
>	Shanghai Institutes of Biological Sciences in the area of CV diseases to study newly formed coronary vessels.

Cardiovascular disease

Hypertension (high blood pressure) and dyslipidaemia (abnormal levels of blood lipids) damage the arterial wall, which leads to atherosclerosis. Lipid-modifying therapy, primarily statins, is the primary treatment for atherosclerosis.

Acute Coronary Syndromes (ACS) is an umbrella term for sudden chest pain and other symptoms due to insufficient blood supply (ischaemia) to the heart. ACS is associated with considerable mortality and morbidity and a significant need exists to improve patient outcomes and reduce treatment costs.

We are a leader in the treatment of CVMD focused on bringing life-changing medicines to patients

Our 2014 focus

Brilinta/Brilique, one of our growth platforms, is an oral antiplatelet treatment for ACS in a new chemical class called cyclo-pentyl-triazolo-pyrimidines, which are selective adenosine diphospate (ADP) receptor antagonists that act on the P2Y12 ADP-receptor. Brilinta/Brilique is approved in over 100 countries, including the US, Canada and Brazil under the trade name Brilinta, and in the EU, Iceland and Norway under the trade name Brilique. It is currently under regulatory review in three additional countries. Brilinta/Brilique is the first P2Y12 receptor antagonist that also increases local endogenous adenosine levels by inhibiting ENT-1. Since launch, more than one million patients have been treated with Brilinta/Brilique, and it has been included in 13 major ACS treatment guidelines globally.

There were several important developments for Brilinta/Brilique in 2014. In July, the EMA updated the EU Summary of Product Characteristics providing further regulatory validation that Brilinta/Brilique differs from thienopyridines in its mode of action and by offering flexible oral administration. In August, the DOJ confirmed that it was closing its investigation into PLATO, a Brilinta/Brilique clinical trial. The closure of the investigation, which related to a 2013 civil investigative demand, reaffirms our confidence in Brilinta/Brilique and the integrity of the PLATO trial, and allows us to focus on delivering the full potential of Brilinta/Brilique to patients. In September, results from the Phase IV ATLANTIC study indicated that the profile of Brilinta/Brilique is comparable whether administered in a pre-hospital or in-hospital setting to ST segment elevation myocardial infarction (STEMI) patients. These results allow us to better understand the role of Brilinta/Brilique in treating STEMI patients and indicate that Brilinta/Brilique may be initiated in STEMI patients pre-hospital or in-hospital with no adverse impact on bleeding. In addition, in September 2014, the American Heart Association (AHA) and the American College of Cardiology (ACC) updated their guidelines for the management of non-ST-elevation acute coronary syndrome (NSTE-ACS) patients to support Brilinta as the preferred P2Y12 inhibitor for the management of NSTE-ACS patients who undergo an early invasive or ischaemia-guided strategy, or those who receive a coronary stent. This is the first time the AHA and ACC have recommended one oral antiplatelet over another in the treatment of ACS.

Lastly, in January 2015, we announced that the PEGASUS-TIMI 54 study, a large-scale outcomes trial involving over 21,000 patients under the PARTHENON programme, successfully met its primary efficacy endpoint. The study investigated two doses of Brilinta/Brilique on a background of low-dose aspirin versus placebo plus low-dose aspirin, in patients aged 50 and older with a history of heart attack and one additional CV risk factor. The primary efficacy endpoint was a composite of CV death, MI or stroke. While full evaluation of the data is ongoing, preliminary analysis did not reveal any unexpected safety issues. The results build on our understanding of the benefits of Brilinta/Brilique for patients with ACS and offer important clinical insights into its potential role for the longer-term prevention of CV events.

Crestor is approved in 109 countries for the treatment of dyslipidaemia and hypercholesterolaemia. In some markets, it is also indicated to slow the progression of atherosclerosis and reduce the risk of first CV events. Crestor has been shown to more effectively lower low-density lipoprotein (LDL-C) (so-called ‘bad cholesterol’) and achieve LDL-C goals than other statins, and to increase high-density lipoprotein cholesterol (HDL-C) (so-called ‘good cholesterol’) and reduce atherosclerotic plaque. Crestor, however, faces competition from atorvastatin (Lipitor) and other generic products, and patents protecting Crestor have been challenged in various jurisdictions. Details of these matters are included in Note 27 to the Financial Statements, from page 182.

Therapy area world market

(MAT/Q3/14)

$178.6bn
Annual worldwide market value

AstraZeneca Annual Report and Form 20-F Information 2014	37

Strategic Report            > Therapy Area Review

Cardiovascular and Metabolic diseases continued

Despite generic competition, Atacand remains an important treatment for hypertension and symptomatic heart failure. It is approved for hypertension in more than 100 countries and symptomatic heart failure in more than 80 countries. Atacand Plus (candesartan cilexetil/hydrochlorothiazide), which is approved in more than 100 countries, is an FDC of Atacand and the diuretic hydrochlorothiazide for the treatment of hypertension in patients who require more than one anti-hypertensive therapy.

In May 2014, the FDA approved Epanova (omega-3-carboxylic acids) as an adjunct to diet to reduce triglyceride levels in adults with severe hypertriglyceridaemia (triglyceride levels greater than or equal to 500mg/dL). Epanova is the first FDA-approved prescription omega-3 in free fatty acid form and the first prescription omega-3 in the US to have a dosing option as few as two capsules once a day.

Clinical studies

In addition to the PEGASUS trial described above, Brilinta/Brilique is being studied in four other clinical trials under the PARTHENON programme. PARTHENON is AstraZeneca’s largest ever CV outcomes programme, involving nearly 80,000 patients at high risk of CV events (MI, stroke and/or CV death) due to their underlying disease. It includes five key studies covering broad patient populations across varying timescales and aims to support four new indications for Brilinta/Brilique over the next four years.

   PARTHENON programme case study on page 51

Also in 2014, we initiated the STRENGTH trial, a large, long-term outcomes trial involving 13,000 patients to evaluate the safety and efficacy of Epanova on CV outcomes in combination with statin therapy in patients with mixed dyslipidaemia who are at increased risk of CV disease. As the largest CV outcomes trial of any prescription omega-3, STRENGTH may provide important insights into the impact of lowering triglycerides with Epanova.

347m

347 million people worldwide have diabetes; WHO projects that diabetes will be the seventh leading cause of death in 2030.

Source: WHO Factsheet 2011.

Metabolic and renal diseases

Type 2 diabetes mellitus is a chronic progressive disease that accounts for more than 90% of diabetes cases worldwide. Disease prevalence continues to grow, particularly among those at a younger age, and many patients require multiple medications.

Various oral generic and branded treatments, such as biguanides and sulfonylureas, exist. Newer classes of treatments, such as DPP-4 inhibitors, SGLT-2 inhibitors and glucagon-like peptide 1 (GLP-1) agonists, however, are successfully entering the market. The CV safety of these new classes has been the subject of recent regulatory reviews and guidance documents.

Our 2014 focus

In February 2014, we completed the acquisition of the entirety of BMS’s interest in our joint diabetes alliance. By obtaining the IP and global rights for the development, manufacture and commercialisation of the diabetes business, which includes Onglyza, Kombiglyze XR, Komboglyze, Farxiga/Forxiga, Xigduo, Xigduo XR, Byetta, Bydureon, Myalept and Symlin, we enhanced our primary care and specialty care portfolio and geographical reach. We now have one of the broadest non-insulin anti-diabetic portfolios with products in three growing classes of diabetes treatments (DPP-4, SGLT-2 and GLP-1). For more information about this acquisition, please see Note 24 to the Financial Statements from page 170.

Also in 2014, we entered into an agreement with Aegerion to divest Myalept, an orphan product indicated to treat complications of leptin deficiency in patients with generalised lipodystrophy. Under the terms of the agreement, Aegerion will pay AstraZeneca $325 million to acquire the global rights to develop, manufacture and commercialise Myalept, subject to an existing distributor licence with Shionogi covering Japan, South Korea and Taiwan. Our divestment of Myalept reinforces our focus on our strategic priorities and enables us to concentrate our resources on disease areas where we can provide the greatest benefit to patients.

Farxiga/Forxiga (dapagliflozin) is a first-in-class SGLT-2 inhibitor indicated as an adjunct to diet and exercise in combination with other glucose-lowering medicinal products, including insulin, or as a monotherapy for the treatment of Type 2 diabetes mellitus. In 2014, we secured approval for dapagliflozin in the US (where it is called Farxiga) and Japan (where it is called Forxiga). Starting with the EU in 2012 (where it is called Forxiga), it is now approved in over 50 countries. It is under regulatory review in 20 additional countries.

Xigduo (dapagliflozin and metformin hydrochloride) was approved in January 2014 in the EU as an adjunct to diet and exercise to improve glycaemic control in

38	AstraZeneca Annual Report and Form 20-F Information 2014

We now have one of the broadest non-insulin anti-diabetic portfolios…”

patients aged 18 and over with Type 2 diabetes mellitus who are inadequately controlled on their current metformin-based treatment regimen or are being treated with dapagliflozin and metformin separately. Xigduo is approved in 33 countries, including the US with Xigduo XR (November 2014) – the first and only once daily SGLT-2 inhibitor and extended release metformin FDC.

In the pipeline

We are developing an FDC of saxagliptin and dapagliflozin, which combines two complementary mechanisms designed to help more patients reach their treatment goals. In May 2014, we reported results of the first clinical trial of this novel combination, which demonstrated powerful glucose lowering and allowed more than twice as many patients to reach the recognised glucose goal than either agent alone. We submitted an NDA to the FDA in December 2014 and expect to submit a regulatory filing in the EU in 2015.

In 2014, we continued to develop delivery systems for Bydureon and secured approval for the Bydureon Pen in the US and EU. The Bydureon Pen is a pre-filled, single-use pen injector that eliminates the need to transfer the medication between a vial and syringe during the self-injection process. It was successfully launched in the US in September 2014 and is expected to launch in the EU in early 2015. We are also developing a once weekly suspension of Bydureon to be used in an autoinjector device. The Phase III programme for this asset continues to progress and the first data was presented in 2014.

Through our strategic collaboration with FibroGen, we continue to develop roxadustat, a first-in-class oral compound for the treatment of anaemia associated with chronic kidney disease (CKD) and end-stage renal disease (ESRD). In Phase II clinical studies in the US, roxadustat met its primary objectives and an extensive roxadustat Phase III development programme is currently underway. Phase III trials are planned in China, and we expect to submit regulatory filings in China in 2016 and in the US in 2018.

We are also developing tenapanor, a first-in-class inhibitor of NHE-3, a sodium transporter in the gut, with Ardelyx, Inc. for the treatment of hyperphosphatemia and CKD. If development is successful, tenapanor may fulfil a significant unmet medical need for patients with CKD by delaying the progression of CKD to ESRD, and reducing mortality and morbidity. Tenapanor is also being studied as a treatment for irritable bowel syndrome with constipation.

Clinical studies

The CV outcome study SAVOR-TIMI 53 (Saxagliptin Assessment of Vascular Outcomes Recorded in Patients with Type 2 diabetes mellitus) was completed in September 2013, making Onglyza one of the most extensively studied anti-diabetic medications. The trial involved 16,500 adult patients with Type 2 diabetes mellitus with a history of established CV disease or multiple risk factors. The trial also fulfilled an FDA post-marketing requirement. In this study, Onglyza met the primary safety objective of non-inferiority but did not meet the primary efficacy objective of superiority. In July 2014, the EMA updated the EU label to include these study results. Other regulatory authorities are currently reviewing the data.

DECLARE, a large CV outcomes trial to assess the impact of Farxiga/Forxiga on CV risk/benefit, continued in 2014. This trial evaluates whether Farxiga/Forxiga (10mg), when added to a patient’s current anti-diabetes therapy, reduces CV events such as MI, ischaemic stroke and CV-related death, compared with placebo. The trial will enrol approximately 17,000 adult patients with Type 2 diabetes mellitus and is expected to be completed in 2019.

Results from the Phase II study of Farxiga/Forxiga as compared with placebo in patients with Type 1 diabetes were published in September 2014. These results demonstrated reductions in 24-hour average glucose levels and glycaemic variability, as well as a pharmacokinetic profile similar to that of patients with Type 2 diabetes mellitus. In November 2014, we commenced a Phase III trial for Farxiga/Forxiga in patients with Type 1 diabetes.

The Exenatide Study of Cardiovascular Event Lowering (EXSCEL) study also continued during 2014. This study, which began in 2010 and is expected to end in 2017, evaluates whether there are favourable CV effects of exenatide treatment using Bydureon.

17.3m
An estimated 17.3 million people die annually from CV disease, representing 30% of all global deaths. More than 80% of these deaths occur in low- to middle-income countries.
Source: WHO Factsheet 2013 (cardiovascular data from 2008).

AstraZeneca Annual Report and Form 20-F Information 2014	39

Help more people survive cancer

What science can do

Circulating tumour DNA

We have pioneered the use of circulating tumour DNA (ctDNA) in the diagnosis of cancer. Pieces of DNA break off from a tumour and circulate in the bloodstream. Highly advanced methods are used to interrogate these tiny quantities of DNA so that doctors gain information specific to a patient's tumour to determine the most appropriate treatment through a non-invasive blood test.

Oncology

Phase I – Small molecule	Phase I – Large molecule	Phase I – Combination molecules	Phase II – Small molecule
AZD3759 +	MEDI0639* –	MEDI4736* + dabrafenib + trametinib –	AZD4547 –
AZD5312* +	MEDI3617* –	AZD9291 + MEDI4736* TATTON +	selumetinib* (2nd line KRAS NSCLC) –
AZD9150* –	MEDI4736* (various cancers) +	MEDI4736* + AZD9291 sequencing study +	AZD2014 –
AZD8186 –	MEDI-565* –	MEDI4736* + Iressa +	AZD1775* –
AZD6835 +	MEDI6469* –	MEDI4736* + tremelimumab –	Lynparza (prostate cancer) +
AZD6738 –	MEDI0680 –	MEDI4736* + MEDI0680 +	AZD5363* →
AZD9496 +	MEDI6383* +	MEDI4736* + MEDI6469* +	AZD6094* (volitinib) →
		MEDI-551* + MEDI0680 +	AZD9291 (1st line EGFRm NSCLC) +
		MEDI-551* + rituximab +	
		MEDI6469* + tremelimumab +

40	AstraZeneca Annual Report and Form 20-F Information 2014

Strategic Report > Therapy Area Review

Oncology

We have a deep-rooted heritage in oncology, which became our sixth growth platform in January 2015. Our vision is to help patients by redefining the cancer treatment paradigm.

Our marketed products

>	Arimidex (anastrozole) is an aromatase inhibitor used to treat breast cancer and has been shown to be significantly superior to tamoxifen at preventing breast cancer recurrence during and beyond the five-year treatment course.

>	Caprelsa (vandetanib) is a kinase inhibitor indicated to treat aggressive and symptomatic medullary thyroid cancer (MTC) in patients with unresectable locally advanced or metastatic disease.

>	Casodex (bicalutamide) is an anti-androgen therapy used to treat prostate cancer. It is used as a 50mg tablet for advanced prostate cancer and as a 150mg tablet for locally advanced prostate cancer.

>	Faslodex (fulvestrant) is an injectable estrogen receptor antagonist used to treat hormone receptor positive metastatic breast cancer in post-menopausal women with disease progression following anti-estrogen therapy.

>	Iressa (gefitinib) is an epidermal growth factor receptor tyrosine kinase inhibitor (EGFR-TKI) that acts to block signals for cancer cell growth and survival in EGFR mutation-positive (EGFR M+) advanced non-small cell lung cancer (NSCLC).
>	Nolvadex (tamoxifen citrate) is a widely used breast cancer treatment outside the US.

>	Lynparza (olaparib) is an oral poly ADP-ribose polymerase (PARP) inhibitor approved in the EU for the treatment of adult patients with platinum-sensitive relapsed BRCA-mutated (germline and/or somatic) high-grade serous epithelial ovarian, fallopian tube or primary peritoneal cancer. It is approved in the US for the treatment of patients with germline BRCA-mutated advanced ovarian cancer who have been treated with three or more prior lines of chemotherapy.

>	Zoladex (goserelin acetate implant), in one and three month subcutaneous or intra-muscular injections, is a luteinising hormone-releasing hormone (LHRH) agonist used to treat prostate cancer, breast cancer and certain benign gynaecological disorders. It has been shown to improve overall survival, both when used in addition to radical prostatectomy and radiotherapy and offers proven survival benefits for breast cancer patients with a favourable tolerability profile. It is approved in more than 130 countries.

Our strategic priorities

For more than 40 years, we have developed cancer drugs, many of which have increased survival rates for patients around the world. Today, we offer various hormone-based and targeted cancer therapies and are developing novel personalised and combination treatments to create significant value for patients and shareholders.

Significant unmet medical need remains however, for therapies that increase survival, cure rates and time to recurrence. Our vision is to help meet this need by redefining the cancer treatment paradigm through scientific innovation, accelerated clinical programmes and collaboration. In January 2015, oncology became our sixth growth platform with several potential submissions in 2015 and 2016. We aim to deliver six new cancer therapies by 2020, and 15 new NMEs and 20 new line extensions by 2023.

Our broad pipeline of next-generation medicines targets four main disease areas – breast, ovarian, lung and haematological cancers – through four key platforms: immunotherapy, tumour drivers and resistance mechanisms, DNA damage repair and antibody-drug conjugates.

Therapy area world market

(MAT/Q3/14)

$70.5bn
Annual worldwide market value

AstraZeneca Annual Report and Form 20-F Information 2014	41

Strategic Report            > Therapy Area Review

Oncology continued

>	Immunotherapy Our ambition is to be a scientific leader in immunotherapy, a promising therapeutic approach that harnesses the patient’s own immune system to help fight cancer. We are working to understand how cancer evades the immune system and to identify approaches that enhance the immune system’s ability to fight cancer.
>	Tumour drivers and resistance mechanisms Potent inhibition of genetic disease drivers is a clinically validated approach to shrink tumours and improve progression-free survival. Tumours, however, eventually develop resistance to these therapies. Our programmes seek to develop therapies that target the mutations that cause cancer cells to proliferate, and resistance mechanisms.
>	DNA damage repair Exploiting mechanisms that selectively damage tumour cell DNA is another clinically validated approach to shrink tumours and improve progression-free survival. Our programmes focus on identifying and exploiting vulnerabilities unique to tumour cells to kill the tumour cells while minimising toxicity to the patient.
>	Antibody-drug conjugates The use of antibody-drug conjugates is a clinically validated, highly potent approach that selectively targets cancer cells. We seek to combine innovative antibody engineering capabilities with cytotoxic drug warheads to attack and kill the tumour while minimising toxicity to the patient.

We are also focused on identifying and developing combination therapies. Our immuno-oncology portfolio, which we believe is one of the most comprehensive in our industry, enables us to explore and exploit scientific and biological synergies to pursue combinations that improve outcomes and maximise patient benefit.

8.2m
Cancer is a leading cause of death worldwide and accounted for 8.2 million deaths in 2012.

Source: WHO Factsheet February 2014 (data from 2012).

In 2014, we strengthened our portfolio and accelerated clinical programmes through acquisitions and collaborations. We acquired Definiens, a pioneer in imaging and data analysis technology that significantly improves the identification of biomarkers in tumour tissue. Using biomarkers to select patients for clinical trials may shorten clinical timelines, increase response rates and help advance the most promising combination therapies in our pipeline. For more information about this acquisition, please see Note 24 to the Financial Statements from page 170.

We also entered into numerous collaborations with biotechnology and diagnostic companies and scientific institutions to strengthen our research and technology capabilities, achieve scientific leadership and deliver life-changing medicines.

Our 2014 focus

Our marketed oncology products generated sales of more than $3 billion worldwide in 2014 and we continue to explore ways to maximise the benefit of our medicines for patients.

Iressa was the first EGFR-TKI to be approved in advanced NSCLC and is now approved in 90 countries. Iressa is the leading EGFR-TKI for patients with advanced EGFR M+ NSCLC in Europe and Asia and is currently under review in the US. In September 2014, Iressa became the first EGFR-TKI to include blood-based diagnostic testing where a suitable tumour sample is not available in its European label. The technology that uses circulating tumour DNA obtained from a blood sample for the assessment of EGFR mutation status will also be used to develop AZD9291.

Faslodex 500mg is approved in more than 80 countries, including the EU, the US and Japan. We are currently exploring the efficacy and safety of Faslodex 500mg compared with Arimidex in the 1st line advanced breast cancer setting (hormone-naïve patients) in the Phase III FALCON trial.

Lynparza is an oral PARP inhibitor approved in the EU for the treatment of adult patients with platinum-sensitive relapsed BRCA-mutated (germline and/or somatic) high-grade serous epithelial ovarian, fallopian tube or primary peritoneal cancer. The EC granted Marketing Authorisation for Lynparza in December 2014. It is the first

PARP inhibitor to be approved for patients with platinum-sensitive relapsed BRCA-mutated ovarian cancer.

Lynparza was approved in the US in December 2014 for the treatment of adult patients with germline BRCA-mutated advanced ovarian cancer who have been treated with three or more prior lines of chemotherapy. It was approved under the FDA’s Accelerated Approval programme based on existing objective response rate and duration of response data. Continued approval for this indication in the US is contingent upon verification of clinical benefit in ongoing confirmatory Phase III trials.

In the pipeline

Our oncology pipeline strengthened significantly in 2014, with six NMEs now in late-stage development and another 20 NMEs in Phases I and II. We also expanded several of our projects to incorporate novel combinations and various types of cancer.

Tumour drivers and resistance mechanisms

>	AZD9291 is a highly selective, irreversible inhibitor of the activating sensitising EGFR mutation and the resistance mutation T790M being investigated for NSCLC. In 2014, the FDA granted AZD9291 breakthrough therapy designation, orphan drug and fast track status. The breakthrough designation will allow us to expedite the development of AZD9291.
>	Selumetinib, a MEK inhibitor, is being investigated in differentiated thyroid cancer, NSCLC and KRAS-mutated NSCLC. A registration trial in metastatic uveal melanoma has begun.
>	AZD4547, a Fibroblast Growth Factor Receptor (FGFR) TKI in Phase II development, is being investigated for the treatment of bladder cancer.

DNA damage repair

>	Lynparza (olaparib) has commenced Phase III trials for adjuvant and metastatic BRCA-mutated breast cancers, BRCA-mutated pancreatic cancer and in 2nd line gastric cancer.
>	AZD1775, a WEE1 inhibitor in Phase II development, is being investigated in ovarian and lung cancers.

42	AstraZeneca Annual Report and Form 20-F Information 2014

60%

More than 60% of the world’s total new annual cancer cases occur in Africa, Asia and Central and South America. These regions account for 70% of the world’s cancer deaths.

Source: WHO Factsheet February 2014 (data from 2012).

Antibody-drug conjugates

>	Moxetumomab pasudotox, an anti-CD22 immunoconjugate, is being investigated in a Phase III study for adult patients with hairy cell leukaemia who have not responded to, or relapsed after, standard therapy.

Immunotherapies

>	MEDI4736, an anti-programmed death-ligand 1 (anti-PD-L1) antibody, demonstrated durable clinical activity and acceptable safety in a Phase I study. The results of this study, coupled with the pre-clinical data and validation of the target, supported the accelerated development of MEDI4736 into Phase III clinical trials. The late-stage clinical programme will evaluate the compound in NSCLC and head and neck cancer as monotherapy and in combination.
>	There are almost 30 immuno-oncology combination trials underway or planned. Of these, MEDI4736 is being studied in 12 combination trials, including in collaboration with Incyte Corporation in a Phase I/II study to evaluate efficacy and safety in combination with Incyte Corporation’s oral indoleamine dioxygenase-1 inhibitor, INCB24360.
>	Tremelimumab, an anti-Cytotoxic T-Lymphocyte Antigen antibody, is being explored in a pivotal study for malignant mesothelioma.
>	MEDI0680 is an anti-PD-1 monoclonal antibody (MAb) that may help promote an effective anti-tumour immune response by blocking the interactions between PD-1 and its ligands, and improve the intrinsic functionality of T cells by triggering internalisation of PD-1, a mechanism that may be unique to MEDI0680. MEDI0680 is in Phase I development for solid tumours as a monotherapy and in combination with MEDI4736.
>	MEDI6469, a murine anti-OX40 MAb, is in Phase I development for solid tumours as a monotherapy and in combination with MEDI4736.
>	MEDI6383, a human OX40 agonist, is in Phase I development for solid tumours.

Our collaborations

Collaboration is key to accessing the best science and technology, achieving scientific leadership and delivering innovative, life-changing medicines. In 2014, we entered into numerous collaborations with scientific and research institutions and biotechnology and diagnostic companies. For example, we entered into collaborations with

>	Cancer Research UK’s commercial arm, Cancer Research Technology (CRT), to establish a joint laboratory in Cambridge, UK and focus on the discovery and development of novel biologic cancer treatments
>	The Babraham Institute, the Cancer Research UK Cambridge Institute and the University of Cambridge (Department of Oncology at Addenbrooke’s Hospital) to evaluate pancreatic cancer therapies and identify drug combinations for our investigational compound selumetinib
>	Immunocore Limited (Immunocore), to research and develop novel cancer therapies using Immunocore’s Immune Mobilising Monoclonal T-Cell Receptor Against Cancer technology that seeks to use the body’s immune system to find and kill diseased cells
>	Kyowa Hakko Kirin Co., Ltd., a Japanese pharmaceutical and biotechnology company, to evaluate the safety and efficacy of two combinations of three investigational compounds in solid tumours
>	The University of Texas MD Anderson Cancer Center to evaluate several of our immunotherapy molecules in a clinical setting to better understand how these molecules elicit immune response
>	Advaxis Inc., a US-based biotechnology company developing cancer immunotherapies, to evaluate the safety and efficacy of MEDI4736 in combination with Advaxis’s lead cancer immunotherapy vaccine, ADXS-HPV, as a treatment for advanced, recurrent or refractory human papillomavirus (HPV)-associated cervical cancer and HPV-associated head and neck cancer
>	Pharmacyclics Inc. and Janssen Research & Development, LLC to evaluate the efficacy and safety of MEDI4736 in combination with ibrutinib, an oral Bruton’s TKI co-developed by Pharmacyclics and Janssen, for patients with haematological cancers, including diffuse large B-cell lymphoma and follicular lymphoma.

Through our collaborations, we have reaffirmed our commitment to redefine the cancer treatment paradigm, reinforced our PHC approach and accelerated the development of innovative medicines to bring value to patients and shareholders. For more information on our PHC strategy and collaborations, please see Research and Development from page 52.

14m
Annual cancer cases are expected to rise from 14 million in 2012 to an estimated 22 million within the next two decades.
Source: WHO Factsheet February 2014 (data from 2012).

AstraZeneca Annual Report and Form 20-F Information 2014	43

Help people breathe easier

What science can do

Biologics in the treatment of asthma

We are working to improve asthma outcomes through the development of biologics. Eosinophils are thought to be responsible for inflammation and asthma attacks in some asthma patients. We are developing a biologic that binds to a receptor on the surface of eosinophils and then recruits effector cells to remove eosinophils from circulation.

Respiratory, Inflammation and Autoimmunity

Phase I		Phase II	
Small molecule	Large molecule	Small molecule	Large molecule
AZD8999 —	MEDI-551* —	AZD0548 +	AZD9412* +
AZD1419* —	MEDI4920 +	AZD2115* —	mavrilimumab* —
AZD7594* +	MEDI5872* —	AZD7624 →	anifrolumab* —
		PT010 →	MEDI7183* —
		RDEA3170 —	MEDI9929* →
			sifalimumab* —
			tralokinumab (IPF) +
			MEDI2070* —
			brodalumab* (asthma) —

44	AstraZeneca Annual Report and Form 20-F Information 2014

Strategic Report            > Therapy Area Review

Respiratory, Inflammation and Autoimmunity

We have made significant progress across the pipeline. We are leveraging biologics in severe asthma and COPD, and developing several promising assets in inflammatory and autoimmune disease areas.

Our marketed products

>	Accolate (zafirlukast) is an oral leukotriene receptor antagonist used for the treatment of asthma.

>	Bricanyl Turbuhaler (terbutaline in a dry powder inhaler) is a short-acting beta2-agonist used for the acute treatment of bronchial-obstructive symptoms in asthma and COPD.

>	Duaklir Genuair (aclidinium/formoterol) is a dual bronchodilator (LAMA/LABA) intended for maintenance symptom control in COPD patients and is the only LAMA/LABA with strong evidence of effect on early morning, day and nighttime symptoms.

>	Eklira Genuair/Tudorza/Bretaris (aclidinium, a LAMA) is a 1st line treatment for symptomatic mild to moderate COPD patients in need of maintenance therapy.

>	Oxis Turbuhaler (formoterol in a dry powder inhaler) is a fast onset, long-acting beta2-agonist used for the treatment of bronchial-obstructive symptoms in asthma and COPD.

>	Pulmicort Turbuhaler/Pulmicort Flexhaler (budesonide in a dry powder inhaler) is an inhaled corticosteroid used for maintenance treatment of asthma.

>	Pulmicort Respules[1] (budesonide inhalation suspension) is a corticosteroid administered via a nebuliser for the treatment of asthma in both children and adults.

>	Rhinocort (budesonide) is a nasal steroid used as a treatment for allergic rhinitis (hay fever), perennial rhinitis and nasal polyps.
>	Symbicort pMDI (budesonide/formoterol in a pressurised metered-dose inhaler) is a combination of an inhaled corticosteroid and a fast onset, long-acting beta2-agonist used for maintenance treatment of asthma and COPD, including chronic bronchitis and emphysema in the US, Australia and some other markets.

>	Symbicort Turbuhaler (budesonide/formoterol in a dry powder inhaler) is a combination of an inhaled corticosteroid and a fast onset, long-acting beta2-agonist used for the maintenance treatment of asthma and COPD. In asthma, it is also approved for Symbicort Maintenance And Reliever Therapy (Symbicort SMART). Symbicort Turbuhaler is approved in many countries outside the US.

[1]	Teva holds an exclusive licence to sell a generic version of Pulmicort Respules in the US.

Our strategic priorities

Respiratory is an important platform for our return to growth. With an industry-leading pipeline, and the completion of the Almirall transaction in November 2014, we believe we are well positioned to grow our portfolio of marketed products.

Our goal is to establish a leading position in asthma and COPD treatment and strengthen our position in idiopathic pulmonary fibrosis (IPF) by delivering a range of differentiated inhaled therapies, including novel combinations and devices.

In the inflammation and autoimmunity (I&A) therapy area, we aim to develop innovative, first- and best-in-class therapies and by 2020, obtain approvals for six new therapies.

Asthma and COPD

Asthma is a common and chronic condition that affects the lung’s airways. Inflammation and narrowing of the airways may cause wheezing, breathlessness, chest tightness and coughing, and asthma is a major cause of chronic morbidity. The prevalence of asthma has increased over the last 20 years and asthma that is not well controlled by existing treatments remains a significant unmet medical need.

Therapy area world market (MAT/Q3/2014)

$102.8bn Annual worldwide market value
[1] Data corrected from 2013.

AstraZeneca Annual Report and Form 20-F Information 2014	45

Strategic Report            > Therapy Area Review

Respiratory, Inflammation and Autoimmunity continued

Currently, FDCs of an inhaled corticosteroid (ICS) with a long-acting beta2-agonist (LABA) (for example, Symbicort) help treat moderate to severe asthma. Our focus is on developing targeted therapies for specific patient groups, including more severe, refractory patients who experience severe or frequent exacerbations and a reduced quality of life. We are also focused on better understanding patient subtypes to tailor therapies to various phenotypes and are exploring the use of Symbicort dosed ‘as needed’ in mild asthma patients.

COPD is a progressive and chronic disease that includes various lung conditions, including chronic bronchitis, emphysema and chronic obstructive airways disease. Medication has only a small impact on the course of the disease and the prognosis for patients remains poor.

COPD treatments aim to slow disease progression and control symptoms. Deterioration of lung function over time usually requires more aggressive treatment, including the use of additional treatments to manage symptoms. A class of FDCs of a long-acting muscarinic antagonist (LAMA) and a long-acting beta2-agonist (LABA), known as LAMA/LABAs, is being developed and likely to be a 1st line therapy for symptomatic mild to moderate COPD patients who need bronchodilatation and are at lower risk of exacerbations.

Our 2014 focus in Respiratory

Our Symbicort products improve the health of COPD and asthma patients by providing rapid relief of symptoms and long-term anti-inflammatory control. We continue to invest in this brand and are exploring a new indication in mild asthma through the SYGMA trial programme, enhancing our inhaled devices and patient support programmes, and seeking to expand our COPD indications.

In 2014, two Symbicort analogues were approved in Europe. These analogues contain the same APIs as Symbicort Turbuhaler but differ in terms of device, approved countries, dosing regimen, age range and strengths. While these analogues attained only a small share of the European market by the end of 2014, we expect them to gain a larger market share in 2015 and adversely affect Symbicort Turbuhaler sales. For more information on the impact of analogues, please see Patent expiries and genericisation in Marketplace on page 17 and the Geographical Review from page 220.

Pulmicort is a leading ICS therapy for asthma. It is available for oral inhalation as Pulmicort Turbuhaler/Pulmicort Flexhaler, and as a nebuliser suspension for children or where a pressurised inhaler or dry powder formulation is inappropriate as Pulmicort Respules. Teva has had an exclusive licence to sell a generic version of Pulmicort Respules in the US since 2009. Pulmicort Respules continues to face challenges from generic products. More information about litigation relating to Pulmicort Respules can be found in Note 27 to the Financial Statements from page 182.

Through our acquisition of Pearl Therapeutics in 2013, we obtained a Phase IIb LAMA/LABA combination (PT003) and technology that may help develop our Phase II triple FDC (PT010) in one device. Through our strategic transaction with Almirall in November 2014, we acquired rights to the on-market product Eklira Genuair (a LAMA) and to Duaklir Genuair (a combination of aclidinium bromide, a LAMA and formoterol fumarate, a LABA), which was approved in the EU in November 2014. We also acquired Almirall Sofotech GmbH, an Almirall subsidiary focused on the development of innovative inhalation devices. For more information regarding the strategic transaction with Almirall, please see Note 24 to the Financial Statements from page 170. In February 2015, we announced an agreement with Actavis to acquire the rights to Actavis’s branded respiratory business in the US and Canada, including the rights to develop and commercialise on-market products Tudorza Pressair and Daliresp for COPD. We will also acquire development rights in the US and Canada for the combination of a fixed dose of aclidinium with formoterol in dry powder inhaler (approved in the EU as Duaklir Genuair)1. These transactions have strengthened our pipeline, portfolio and device capabilities and will help deliver new therapies to patients.

[1]	Transaction subject to competition law clearances as well as other customary terms and conditions.

In the pipeline

We are developing PT003 as a twice daily FDC of two components already approved and marketed in various formulations in many countries – the LAMA glycopyrronium and LABA formoterol (a component of Symbicort). It is the only LAMA/LABA being developed in a pressurised metered-dose inhaler (pMDI). Phase III results for PT003 are expected in 2015. We are also developing PT010 as a twice daily triple combination

LAMA/LABA/ICS (composed of glycopyrronium, formoterol and budesonide, a key component of Symbicort) in a pMDI device for severe COPD. It is currently in Phase II and may be one of the first products to deliver the three therapeutic entities via one inhaler.

We are also developing benralizumab, which depletes eosinophils in the blood and airways via a unique mechanism of action. Unlike approaches that target the interleukin-5 (IL-5) cytokine itself (IL-5 promotes the accumulation and activation of eosinophils), benralizumab binds to the alpha subunit of the IL-5 receptor on eosinophils, triggering rapid and efficient cell death through a process known as antibody dependent cell-mediated cytotoxicity. In 2014, we reported that the primary endpoint of the Phase II study in COPD had not been met. However, based on the identification of a subpopulation of patients with elevated blood eosinophils in which a benefit was indicated, we advanced benralizumab into Phase III in COPD. The Phase III programme includes two Phase III/pivotal Phase II studies, which assess benralizumab in patients with moderate to very severe COPD with high exacerbation risk. Phase III trials for severe asthma are also underway.

Tralokinumab is an investigational MAb that binds to IL-13. Phase II data from tralokinumab suggest that IL-13 neutralisation can improve lung function and reduce asthma exacerbation rate in a subpopulation of moderate to severe asthma patients who are uncontrolled with standard of care therapy. In August 2014, we initiated a Phase III programme to evaluate the safety and efficacy of tralokinumab in reducing asthma exacerbations in adults and adolescents with severe, inadequately controlled asthma.

Other therapies in development include

>	MEDI9929, a first-in-class, Phase IIb MAb being developed with Amgen for uncontrolled severe asthma. MEDI9929 binds to thymic stromal lymphopoietin (TSLP), an upstream mediator of Th2 cytokine-induced inflammation, and has the potential to treat non-Th2-mediated asthma, decrease the Th2/Th1 ratio in patients with mild to moderate asthma and reprogramme the allergic phenotype

46	AstraZeneca Annual Report and Form 20-F Information 2014

>	Brodalumab, an anti-IL-17RA MAb being developed with Amgen for psoriasis and psoriatic arthritis and in Phase IIb for uncontrolled moderate to severe asthma with a high degree of airway reversibility
>	AZD7624, an inhaled p38 inhibitor in Phase IIa development for COPD
>	AZD1419, an inhaled oligonucleotide TLR9 agonist, has completed Phase I for mild asthma and, in 2015, will move to a Phase IIa safety and efficacy trial in asthma patients.

Inflammation and Autoimmunity

Gout is the most common form of inflammatory arthritis. It occurs when high levels of uric acid in the blood, known as hyperuricaemia, lead to the deposition of needle-like crystals in joints and soft tissues throughout the body, causing inflammation. Hyperuricaemia results when the kidneys do not efficiently remove enough uric acid, or when the body produces too much. In 2013, there were an estimated 15.3 million diagnosed cases of gout in major markets. This number is expected to rise to 17.7 million cases in 2021.

Psoriasis is a chronic disease in which the immune system causes skin cells to grow rapidly. Instead of being shed, the skin cells pile up, causing painful and itchy, red, scaly patches that can bleed. Approximately 125 million people worldwide suffer from psoriasis. Despite treatment options for moderate to severe plaque psoriasis, many patients do not experience a resolution of underlying inflammation, clearing of symptoms or an improved quality of life.

Current treatment of systemic lupus erythematosus (SLE) focuses on suppressing symptoms and controlling disease flares and, in the case of lupus nephritis, preventing renal failure. Although a biologic medicine was launched for SLE in 2011, most therapies used are off-label and significant unmet

235m

Approximately 235 million people suffer from asthma.* Prevalence is increasing, especially among children. Approximately 300 million people suffer from COPD.

*	Source: WHO Factsheet 2013.

medical need remains. Most emerging biologics are likely to be used in combination with standard therapies, including corticosteroids and immunosuppressants.

Rheumatoid arthritis is currently treated with generic disease-modifying anti-rheumatic agents and, where appropriate, biologics. Novel treatments are needed, however, as only about a third of patients treated with biologics achieve their treatment goals. Although tumour necrosis factor (TNF) alpha-blockers are currently the primary treatment for rheumatoid arthritis, use of other biologic approaches is expected to increase. Novel oral drugs targeting intra-cellular signalling pathways may provide anti-TNF-like levels of efficacy and potentially more convenient dosing, especially in patients who do not use injectable biologics.

In the pipeline

In 2014, we focused on strengthening our pipeline and improving treatment options and clinical outcomes for patients with I&A disorders. Completion of two Phase IIb trials (sifalimumab and mavrilimumab) and two Phase III trials (brodalumab and lesinurad), along with the initiation of various Phase II trials, demonstrates the success of our R&D efforts to deliver new medicines quickly.

In August 2014, we announced positive results from the main Phase III trials in gout patients for lesinurad, a selective uric acid re-absorption inhibitor (SURI) that inhibits the URAT1 transporter, increasing uric acid excretion and thereby lowering serum uric acid (sUA). These trials investigated lesinurad in combination with allopurinol in gout patients not reaching target sUA levels on allopurinol alone (CLEAR1 and CLEAR2), and as a combination therapy with febuxostat in patients with tophaceous gout (CRYSTAL). Lesinurad’s mechanism of action provides an opportunity to fundamentally change the way gout is treated through a combination therapy approach with the current standard of care (xanthine oxidase inhibitors). Results of the CLEAR1/CLEAR2 studies were presented at the American College of Rheumatology Annual Meeting in November 2014 and regulatory filings were submitted in the US and EU in December 2014. In January 2015, the EMA accepted the MAA for lesinurad 200mg tablets for review. We expect to present full results of CRYSTAL at a scientific meeting in 2015.

RDEA3170 is a SURI and our leading gout molecule in Asia where we have begun work to support its submission as a monotherapy. In pre-clinical and Phase I clinical studies, RDEA3170 showed attributes similar to those of lesinurad but with significantly greater potency against the URAT1 transporter. It is being investigated as a potentially differentiated molecule that could be used earlier in the treatment of gout and asymptomatic hyperuricaemia. Phase I studies in Japan are complete and in early 2014, we initiated a Phase II monotherapy study. RDEA3170 will also be studied globally as a chronic treatment for gout in combination with a xanthine oxidase inhibitor. Phase II studies are underway in Asia and the US to assess safety and efficacy.

In November 2014, we and Amgen announced Phase III results for brodalumab in moderate to severe psoriasis. Brodalumab is a human MAb that targets the interleukin-17 (IL-17) receptor to treat moderate to severe psoriasis. The Phase III programme included three studies evaluating treatment with brodalumab, two of which compared brodalumab with ustekinumab and/or placebo. Results from all three clinical trials showed that all primary and secondary endpoints were met, with brodalumab showing superiority to ustekinumab in both comparative studies. Global regulatory filings are expected in 2015. Brodalumab is also being investigated in Phase III studies for psoriatic arthritis, and is in Phase II for asthma. Brodalumab is one of five MAbs that AstraZeneca and Amgen have agreed to jointly develop and commercialise.

We also invested in several novel, multi-functional MAbs in I&A conditions. Sifalimumab, which is being investigated for moderate to severe SLE, met the primary endpoint for reducing SLE disease activity and demonstrated improvements in skin, joints and patient-reported outcomes in a Phase II study completed in May 2014. Anifrolumab, which targets the Type I interferon receptor, also continued development with a Phase IIb study in SLE patients. Mavrilimumab, an investigational MAb that inhibits a key pathway in the development of rheumatoid arthritis, achieved its primary endpoints in a Phase IIb study. Results, which were announced in May 2014, showed that mavrilimumab improved signs and symptoms of rheumatoid arthritis, measures of disability and patient-reported outcomes.

AstraZeneca Annual Report and Form 20-F Information 2014	47

Strategic Report            > Therapy Area Review

Infection, Neuroscience and Gastrointestinal

Our opportunity-driven strategy seeks to maximise the value of our pipeline and portfolio through focused R&D, licensing and collaboration. In 2014, we progressed various assets in development, obtained approval for Movantik/Moventig in the US and EU, and entered into an alliance with Lilly for our BACE inhibitor, AZD3293,

as a potential treatment for Alzheimer’s disease.

Infection

Our marketed products

>	Synagis[1] (palivizumab) is a humanised MAb used to prevent serious lower respiratory tract disease caused by RSV in paediatric patients at high risk of acquiring RSV disease.

>	Cubicin[2] (daptomycin) is a cyclic lipopeptide anti-bacterial used to treat serious infections in hospitalised patients.

>	Merrem/Meronem[3] (meropenem) is a carbapenem anti-bacterial used to treat serious infections in hospitalised patients.

>	Zinforo[4] (ceftaroline fosamil) is a novel injectable cephalosporin used in community-acquired pneumonia and complicated skin and soft tissue infections.

>	FluMist/Fluenz (influenza vaccine live, intra-nasal) is an intra-nasal, live, attenuated, trivalent influenza vaccine.

>	FluMist Quadrivalent/Fluenz Tetra (influenza vaccine live, intra-nasal) is an intra-nasal, live, attenuated, quadrivalent influenza vaccine.

[1]	US rights only. AbbVie holds rights to Synagis outside the US.
[2]	Licensed from Cubist Pharmaceuticals, Inc.
[3]	Licensed from Dainippon Sumitomo Pharmaceuticals Co., Limited.
[4]	Licensed from Forest. AstraZeneca holds global rights, excluding the US, Canada and Japan.

We have a long history in the fields of infection, neuroscience, and gastrointestinal (ING) diseases, which represent a significant area of unmet medical need for patients around the world. We group these fields into one therapy area to help support existing medicines, develop and commercialise new therapies, prioritise resources, enable effective and efficient investment and maximise value for patients and shareholders.

Our strategic priorities

Our focus in infection is on respiratory viruses and serious bacterial infections. Our differentiated and leading on-market portfolio and pipeline experienced significant activity in 2014.

Influenza virus

Clinical data from FluMist/Fluenz has demonstrated superiority to traditional inactivated influenza vaccines in children. This has led governments in the UK and elsewhere to recommend the use of FluMist/Fluenz in children. In 2014, the US Centers for Disease Control and Prevention Advisory Committee on Immunization Practices recommended the use of FluMist/Fluenz for healthy children of two to eight years of age, with no contraindications or precautions. We are engaging in discussions with other governments to help protect children against influenza, the most common vaccine-preventable disease in the developed world.

Respiratory syncytial virus

Since its approval in 1998, Synagis has helped protect more than 2.8 million babies globally against respiratory syncytial virus (RSV). RSV affects approximately half of all infants worldwide in their first year of life and is the leading cause of hospitalisations and admissions to paediatric intensive care units. Synagis is approved in more than 80 countries and is the global standard of care for RSV prevention. We continue to work with our worldwide partner, AbbVie, to protect additional vulnerable infants. In July 2014, the American Academy of Pediatrics Committee on Infectious Disease issued guidelines restricting patients eligible for preventive therapy with Synagis. While these guideline changes are inconsistent with our approved label, they may significantly adversely affect Synagis sales in the US.

We strengthened our leadership position in RSV in 2014 with the initiation of Phase I studies for MEDI8897, a MAb that requires dosing only once per RSV season – a potential breakthrough in RSV prophylaxis.

48	AstraZeneca Annual Report and Form 20-F Information 2014

Serious bacterial infections Governments increasingly recognise antibiotic or anti-microbial resistance as a key health concern. We have a broad and innovative portfolio of medicines for serious Gram-positive and Gram-negative bacterial infections, and are working to develop additional medicines to fight these infections. These infections are difficult to treat and drive dangerous evolutions of resistance.

Some of our 2014 developments include

>	positive results from a Phase III comparator trial, which demonstrated a favourable efficacy for Zinforo 600mg twice daily compared with ceftriaxone 2g once daily in community-acquired pneumonia patients in Asia
>	the launch of Zinforo in eight countries, including Argentina, Brazil and Spain
>	positive Phase III results for our ceftazidime avibactam (CAZ AVI) programme. CAZ AVI is an innovative combination of ceftazidime and avibactam being developed jointly with Forest to treat various Gram-negative bacterial infections that are becoming antibiotic-resistant. EU filing is expected in the first quarter of 2015. We hold the global rights to commercialise CAZ AVI, with the exception of North America where Forest holds the rights
>	the award of fast track and Qualified Infectious Disease Product designation by the FDA for AZD0914, a novel Phase II oral antibiotic being developed to treat uncomplicated gonorrhoea. AZD0914 is the first of a novel class of molecules being developed for this condition, which is becoming increasingly difficult to treat due to antibiotic resistance.

Key

+	Addition	*	Filed in Japan in 2014
–	No change		(Already launched in
è	Progression		EU and China)
F	New filing	#	Partnered product
✓	Approved/launched

In addition to CAZ AVI, we are developing other innovative antibacterial compounds, including

>	Aztreonam avibactam (ATM AVI), a Phase I compound being developed jointly with Forest to target Gram-negative bacteria with a metallo-beta-lactamase resistance mechanism. This bacteria is endemic in India and spreading throughout the world
>	MEDI4893, a Phase II compound that received fast track designation from the FDA in October 2014. MEDI4893 is an innovative antibody directed against Staphylococcus aureus, a major cause of negative clinical and activity outcomes in hospitals
>	MEDI3902, a Phase I compound that received fast track designation from the FDA in September 2014. MEDI3902 is an antibody directed against Pseudomonas aeruginosa, a dangerous and resistant Gram-negative bacterium.

Neuroscience

Our marketed products

>	Seroquel IR (an immediate release formulation of quetiapine fumarate) is an atypical anti-psychotic generally approved for the treatment of schizophrenia and bipolar disorder (mania, depression and maintenance).

>	Seroquel XR (an extended release formulation of quetiapine fumarate) is generally approved for the treatment of schizophrenia, bipolar disorder, major depressive disorder and, on a more limited basis, for generalised anxiety disorder.

>	Diprivan (propofol) is an intravenous general anaesthetic used to induce and maintain general anaesthesia, intensive care sedation and conscious sedation for surgical and diagnostic procedures.

>	EMLA (lidocaine and prilocaine) is a local anaesthetic for topical application (cream and patch) to prevent pain associated with injections and minor surgical procedures, and to facilitate cleansing/debridement of leg ulcers.

>	Naropin (ropivacaine) is a long-acting local anaesthetic for surgical anaesthesia and acute pain management.

>	Vimovo[1] (naproxen/esomeprazole magnesium) is generally approved for symptomatic relief in the treatment of rheumatoid arthritis, osteoarthritis and ankylosing spondylitis in patients at risk of developing NSAID-associated gastric and/or duodenal ulcers.

>	Xylocaine (lidocaine) is a short-acting local anaesthetic for topical and regional anaesthesia.

>	Zomig (zolmitriptan) is used for the acute treatment of migraine, plus for the acute treatment of cluster headache in the EU. Zomig is available in three formulations: oral tablet; orally dispersible tablet; and nasal spray.

[1]	Licensed from Pozen. Divested US rights to Horizon Pharma USA, Inc. effective 22 November 2013.

Our strategic priorities

We have a long history in anaesthesia and analgesia, and a sizeable business in psychiatry rooted in Seroquel IR and Seroquel XR. The substance patent protecting the active ingredient in Seroquel IR and Seroquel XR, quetiapine, expired worldwide in 2012. However, in most European countries, the formulation patent covering Seroquel XR does not expire until 2017. As such, Seroquel XR remains a key product, and we are committed to vigorously defending the patent protecting Seroquel XR. The patent, however, has been subject to various challenges and revocations. Details of litigation relating to Seroquel XR are included in Note 27 to the Financial Statements from page 182.

In Neuroscience, we are focused on developing new medicines, primarily for Alzheimer’s and Parkinson’s diseases and pain control. In September 2014, we entered into an important agreement with Lilly to jointly develop and commercialise a potential treatment for Alzheimer’s. Also in 2014, we secured approval for Movantik (naloxegol) in the US and Moventig in the EU for the treatment of opioid-induced constipation.

Movantik/Moventig approval

Movantik/Moventig, which was approved in the US in September 2014 and in the EU in December 2014, is the first orally administered, once daily peripherally-acting mu-opioid receptor antagonist (PAMORA) to be approved for the treatment of opioid induced constipation (OIC) in adult patients who have had an inadequate response to laxatives. OIC is the most common side effect of chronic use of opioid pain medicines, which are taken by over 69 million people worldwide, and affects nearly 90% of opioid patients. Of these patients, only 40 to 50% achieve desired treatment outcomes with current options, such as OTC and prescription laxatives, which treat general constipation symptoms. Movantik/Moventig acts directly on the mu-opioid receptors in the gut, which cause OIC when opioids are used, and constitutes an important and novel option for opioid users. Movantik/Moventig was developed using Nektar Therapeutics’ oral small molecule polymer conjugate technology as part of a 2009 licence agreement with Nektar Therapeutics.

AstraZeneca Annual Report and Form 20-F Information 2014	49

Strategic Report            > Therapy Area Review

Infection, Neuroscience and Gastrointestinal continued

BACE partnership

In September 2014, we signed an agreement with Lilly for the joint development and commercialisation of AZD3293, our oral beta secretase cleaving enzyme (BACE) inhibitor being developed as a potential treatment for Alzheimer’s disease. Pursuant to the agreement, we are eligible to receive up to $500 million in development and regulatory milestone payments from Lilly. Lilly will lead clinical development, which allows us to leverage Lilly’s Alzheimer’s expertise and focus on developing other therapies, while we will be responsible for manufacturing. AstraZeneca and Lilly will share the commercialisation activities. Enrolment into AMARANTH, a large Phase II/III study that aims to enrol more than 1,500 patients in 15 countries, began in December 2014.

Neurology

Alzheimer’s disease remains one of the largest areas of unmet medical need and continues to generate significant social and scientific interest. To address this need, we continued to develop MEDI1814, which entered a Phase I trial in February 2014. We also entered into multiple collaborations with academic and scientific institutions to advance disease understanding and identify potential new medicines. For example, we entered into collaborations with the University of Cambridge (focusing on advancing research and development in neurodegenerative diseases), the Karolinska Institutet (Sweden), the Banner Alzheimer’s Institute (US), the National Institute of Radiological Sciences (Japan), Vanderbilt University (US) (focusing on psychosis and other neuropsychiatric symptoms associated with major brain diseases, such as Alzheimer’s disease and schizophrenia), an alliance of several academic centres (known as ‘A5’), and Tufts University (US) (focusing on brain diseases and disorders, including Alzheimer’s disease, Parkinson’s disease and autism spectrum disorders). We also joined the Medical Research Council Dementias Platform UK (DPUK), a large public-private partnership to accelerate and share dementias research. Through this partnership, we will gain access to DPUK’s unique and rich dementia data and be able to collaborate with academic and industry researchers. In addition, we are developing AZD3241, a myeloperoxidase inhibitor, to potentially delay progression of disability in patients with multiple system atrophy.

Pain control

Our anaesthesia portfolio consists of various compounds, including an intravenous general anaesthetic/sedative and local anaesthetics available in different formulations, including injectables, creams, gels, sprays and suppositories. Although these compounds were developed 20 to 65 years ago and most no longer benefit from patent protection, they are important medicines for patients.

Biologics are an emerging treatment for pain control and we are exploring treatments in focused pain areas where patients can be selected based on symptomatic characteristics. We are currently developing AZD5213, a Phase II histamine-3 receptor antagonist for neuropathic pain.

Gastrointestinal

Our marketed products

>	Entocort (budesonide) is a locally-acting corticosteroid used to treat inflammatory bowel disease.

>	Losec/Prilosec (omeprazole) is used for the short- and long-term treatment of acid-related diseases.

>	Nexium (esomeprazole magnesium) is a proton pump inhibitor used to treat acid-related diseases.

Our strategic priorities

Nexium remains one of the most used therapies in the world and in 2014, its use grew in some markets, such as China and Japan. Demand for Nexium in China is expected to grow significantly and will complement its position in Japan as the top-selling medicine in its class.

Nexium is generally subject to generic competition in Europe. In the US, we expected the first generic entry in 2014 but that did not occur. In January 2015, Teva received approval from the FDA to market a generic version of Nexium. As such, we now expect generic entry in 2015 and a decline in US Nexium sales in 2015. Nexium is also subject to generic competition in Australia, where the first generic entry occurred in August 2014. Patents protecting Nexium have been subject to a number of challenges in different jurisdictions. Details of these matters are included in Note 27 to the Financial Statements from page 182.

Pfizer acquired the exclusive global rights to market Nexium for OTC indications worldwide in 2012, and launched OTC Nexium 20mg in the US and Europe in 2014.

50	AstraZeneca Annual Report and Form 20-F Information 2014

Case study

Brilinta/Brilique: PARTHENON programme

PARTHENON is the overarching clinical trial programme for the ticagrelor (*Brilinta/Brilique*) life-cycle management programme. It is AstraZeneca's largest ever CV outcomes programme, involving nearly 80,000 patients at high risk of CV events (MI, stroke, and/or CV death) due to their underlying disease. PARTHENON aims to enhance the scientific understanding of the role of *Brilinta/Brilique* in the treatment of atherothrombotic conditions. It includes five key studies covering broad patient populations across varying timescales and aims to support four new indications for *Brilinta/Brilique* over the next four years.

PLATO

PLATO was the first study in the programme and involved patients with ACS. The PLATO study demonstrated that *Brilinta/Brilique* (90mg) reduced the rate of a combined endpoint of CV death, MI, or stroke compared to clopidogrel in patients with ACS. The PLATO study is the basis on which *Brilinta/Brilique* has been approved in over 100 countries and included in 13 major ACS treatment guidelines globally.

18,624 patients
with ACS

Any MACE
(first 12 months)

Ticagrelor vs clopidogrel

Completed March 2009

PEGASUS-TIMI 54

PEGASUS-TIMI 54 was the second study in the programme to report results and involved patients who had experienced a heart attack one to three years prior to study enrolment. Topline results from the PEGASUS-TIMI 54 study, which were announced in January 2015, demonstrated that *Brilinta/Brilique*, at both 60mg and 90mg doses, demonstrated a statistically significant reduction in major CV thrombotic events in patients with a history of heart attack. Complete results from the study will be presented in 2015.

21,412 patients
with prior ACS enrolled 1 to 3 years after MI

Any MACE
(12 to 44 months)

Ticagrelor vs placebo on a background of ASA

Completed December 2014

SOCRATES

SOCRATES is examining *Brilinta/Brilique* in patients who have experienced an acute ischaemic stroke or TIA.

9,600 patients
ischaemic stroke or TIA

Any MACE
(up to 90 days)

Ticagrelor vs ASA

Recruitment ongoing

EUCLID

EUCLID is investigating the role of *Brilinta/Brilique* in the reduction of CV events in patients with PAD.

13,500 patients
with established PAD
Enrolment initiated in 2013

Time to first occurrence of MACE (up to 37 months)

Ticagrelor vs clopidogrel

Recruitment ongoing

THEMIS

THEMIS will evaluate the efficacy of long-term treatment with *Brilinta/Brilique* for the primary prevention of major CV events in patients with Type 2 diabetes mellitus and coronary atherosclerosis.

17,000 patients
with Type 2 diabetes mellitus and coronary atherosclerosis without a history of previous MI or stroke
Enrolment initiated in 2014

Any MACE
(up to 35 months)

Ticagrelor vs placebo

Recruitment ongoing

PARTHENON

Key
Study population
Primary efficacy endpoint
Study comparator
Study status

CV cardiovascular
ACS Acute Coronary Syndrome
ASA acetylsalicylic acid
MACE major adverse cardiovascular endpoint (CV death, non-fatal stroke or non-fatal MI)
MI myocardial infarction
PAD peripheral artery disease
TIA transient ischaemic attack

AstraZeneca Annual Report and Form 20-F Information 2014	51

Strategic Report            > Business Review

Research and Development

Overview

>	R&D comprises two biotech units for discovery research and early-stage development, and a late-stage development unit

>	Focused on science-led innovation across biologics, small molecules, immunotherapies, protein engineering and devices

>	Strengthened our pipeline, portfolio and capabilities in 2014 through focused investment and business development

>	Simplified programmes, processes and systems while prioritising resources towards late-stage development

>	Entered into multiple collaborations with biomarker and diagnostic companies to support PHC and our drug development programmes

>	Promoted open innovation and collaboration by co-locating to strategic R&D centres and collaborating with leading research organisations

>	Strengthened our reputation by actively participating in medical and scientific conferences and journals

>	Committed to working responsibly and in accordance with our global bioethics standards

Achieve scientific leadership

As outlined in Strategic priorities from page 18, achieving scientific leadership is critical to our success.

During 2014, we

>	redeployed R&D spend towards late-stage development
>	secured 12 regulatory approvals for NMEs and LCM projects across our therapy areas
>	accelerated and simplified what we consider our best programmes, including expanding our immune-mediated cancer therapy (IMT-C) research activities
>	entered into multiple collaborations to access novel science and technology.

Achieving scientific leadership requires access to the best science, whether internal or external. Through our biotech-style operating model, with two biotech units for discovery research and early-stage development, and a late-stage development unit, we are able to access the best scientific research. Our productivity and pipeline are benefiting from investments in key capabilities, such as payer partnering, PHC, predictive science and clinical trial design, and we have made good progress in co-locating our teams to our strategic R&D centres. The moves to Gaithersburg, Maryland US are nearly complete and the moves to Cambridge, UK have begun.

To focus resources on our key R&D programmes, leverage the expertise and capabilities of other organisations, reduce spend and generate revenue, we have engaged in select out-licensing and divestment opportunities. Our alliance with Lilly to co-develop AZD3293, a potential treatment for Alzheimer’s disease, and our divestment of Myalept and our US rights to Zestril and Tenormin are key examples.

For more information about these transactions, please see Therapy Area Review from page 32

Research and early-stage development

Our two biotech units conduct innovative discovery research and early-stage development from initial target selection to Phase II trial completion. MedImmune focuses on biologics research while IMED focuses on scientific advances in small molecules. Both units comprise specialist disease area-led Innovative Medicines sections and are responsible for delivering projects to our Global Medicines Development (GMD) unit for late-stage development. During 2014, IMED and MedImmune delivered five biologic programmes and two small molecule programmes from early-stage development to GMD. The work of our biotech units is guided by the 5R framework, which is comprised of five factors (the right target, patient, tissue, safety and commercial potential) and aims to progress the right projects, focus resources and ultimately, improve productivity.

For an analysis of our R&D spend, please see Infrastructure on page 69

52	AstraZeneca Annual Report and Form 20-F Information 2014

With the consolidation

of R&D activities to

strategic centres, we

hired new employees to strengthen our disease area expertise and technical capabilities.”

Our personalised healthcare (PHC) strategy

PHC is at the heart of our R&D strategy. Through its application, we seek to better understand disease mechanisms, increase the success rate of development projects, reduce clinical trial time and cost, deliver novel, life-changing medicines and develop sophisticated diagnostic protocols to identify those patients most likely to benefit from our medicines. In 2014, we applied our PHC strategy to approximately 70% of our pipeline.

In 2014, we collaborated with various biomarker and diagnostic companies to support our drug development programmes. For example, in the field of oncology, we entered into multiple collaborations, including those with

>	Qiagen to develop a non-invasive circulating tumour DNA diagnostic test to identify NSCLC patients appropriate for treatment with Iressa
>	Roche Molecular Systems, Inc. to develop a plasma-based companion diagnostic test to support AZD9291

>	Ventana Medical Systems, Inc. to develop a PD-L1 immunohistochemistry assay to identify appropriate patients for enrolment in clinical trials for MEDI4736, a Phase III PD-L1 therapy for NSCLC
>	Illumina, Inc. to develop its next generation sequencing platform for diagnostic tests that screen genes and help predict patient responsiveness to our drugs.

We also strengthened our immuno-oncology capabilities through the acquisition of Definiens, a pioneer in imaging and data analysis technology that identifies tumour tissue biomarkers. By using biomarkers to select patients for clinical trials, we hope to shorten clinical timelines and increase response rates.

Oncology from page 40

We are also applying our PHC strategy to our asthma portfolio. For example, in our Phase III programmes for benralizumab and tralokinumab, we are targeting patients with distinct asthma phenotypes to identify those most likely to respond to therapy and improve health outcomes. Benralizumab and tralokinumab are the first in a series of novel PHC-driven biologic therapies that may represent a critical advance in the development of personalised asthma management.

Respiratory, Inflammation and Autoimmunity from page 44

Late-stage development

GMD is the science unit that drives our late-stage portfolio across our therapy areas. This work involves large Phase III clinical trial programmes that support the approval, launch and reimbursement of new medicines and studies to expand indications for approved products. GMD also delivers studies that demonstrate how our medicines work in the ‘real world’ to help healthcare professionals and payers understand the therapeutic as well as economic value of our medicines.

Accelerating the pipeline and increasing efficiency

In 2014, we secured approvals in the US, EU, Japan and China for four NMEs, including in the US and EU for Lynparza, a novel treatment for ovarian cancer. We also secured approvals for two LCM projects – the Bydureon Pen and Xigduo/Xigduo XR. As at 31 December 2014, there were 13 NMEs in late-stage development – either in Phase III/pivotal Phase II studies or under regulatory review.

Also in 2014, we launched various programmes and delivered timely results for programmes already underway. For example, we launched Phase III/pivotal Phase II studies for key NMEs, such as MEDI4736 and AZD9291 for NSCLC, which may go from Phase I trials to regulatory submission in just over two years. Also, we completed the 21,000 patient PEGASUS study for Brilinta/Brilique, which successfully met its primary efficacy endpoint. For more information, please see Cardiovascular and Metabolic diseases from page 35 and the PARTHENON case study on page 51. Also, we initiated LCM programmes for benralizumab for COPD and Lynparza in adjuvant and metastatic BRCA-mutated breast cancer. These programmes reflect our efforts to prioritise investment, accelerate R&D for key programmes and focus resources to initiate clinical studies, recruit patients and deliver data efficiently.

Also, we are increasing efficiency and productivity by implementing various simplification projects. These projects include a new information management system for all regulatory submissions, registrations and product changes, and simplified clinical programme designs and study protocols. In addition, we signed an outsourcing agreement for operational safety, regulatory maintenance and publishing tasks to release internal resources and focus on achieving our strategic priorities.

Therapy Area Review from page 32

70%

In 2014, we applied our PHC strategy to approximately 70% of our pipeline.

AstraZeneca Annual Report and Form 20-F Information 2014	53

Strategic Report            > Business Review

Research and Development continued

750

In 2014, our medical staff and scientists authored more than 750 publications in various journals, including the New England Journal of Medicine, Science and Nature.

Investment in disease area and scientific capabilities

With the consolidation of R&D activities to strategic centres, we hired new employees to strengthen our disease area expertise and technical capabilities. We also engaged medical experts to provide important insight into our drug programmes, which will help ensure our medicines address the needs of patients as well as healthcare professionals.

We established therapy area specific GMD units (GMeds) – for example, in immuno-oncology and respiratory – to focus resources and therapy area expertise on key programmes and complement units driving our therapy areas. We also enhanced our technology and capabilities, and integrated people and projects within GMD following the acquisition of BMS’s interest in the joint diabetes alliance and the strategic transaction with Almirall.

In addition, we strengthened our support resources for patients and healthcare professionals. Our Intelligent Pharmaceuticals programme, which allows patients and healthcare professionals to track and manage chronic conditions using interactive mobile and internet-based health tools, gained momentum, as various pilot projects were launched or completed.

We also strengthened our payer and real-world evidence capabilities to better provide the data and analysis that helps demonstrate the therapeutic and economic value of our medicines. Real-world evidence studies use observational data, such as electronic medical records and patient surveys, to show, for example, how a medicine may improve outcomes compared with other treatments or reduce demand for hospital or specialist care. These studies may improve patient outcomes, reduce healthcare cost and help focus our efforts to deliver innovative medicines.

Working collaboratively and fostering open innovation

An open research environment, in which scientists freely exchange knowledge and ideas and collaborate, is key to driving sustainable scientific innovation. In 2014, we enhanced our innovation capability, fostered collaboration and gained access to what we believe are the best science and scientists by strengthening existing, and establishing new, collaborations with leading organisations. Such collaborations include those with

>	the UK Medical Research Council (MRC) to improve our understanding of human disease and create a joint research facility in Cambridge, UK
>	the MRC, the US National Institute of Health and the National Research Program for Biopharmaceuticals in Taiwan to help researchers unlock the potential of our compounds and develop life-changing medicines
>	the Academic Drug Discovery Consortium to facilitate research collaboration and provide researchers access to our compound library
>	Cancer Research UK to discover and develop novel cancer treatments, and the commercial arm of Cancer Research UK, Cancer Research Technology, to create a joint laboratory in Cambridge, UK for such work
>	the Gustave Roussy Comprehensive Cancer Center in France to develop our oncology molecules in pre-clinical, translational and clinical phases.

Also in 2014, we launched an online platform to support our open innovation programmes and facilitate research collaborations with academia, industry, NGOs and governments. This new web-based portal allows scientists to access our Open Innovation programmes, which include a clinical compound bank of patient-ready ‘live’ and discontinued compounds and biologics, as well as a toolbox of compounds with optimised pharmacological properties.

Our scientific reputation

Publishing our work in scientific and medical journals and participating in key scientific conferences are also key to achieving scientific leadership. Communicating openly with the scientific community helps validate the quality of our research, strengthen our reputation as an innovation-driven, science-led organisation, and retain and recruit the best scientists. In 2014, our medical staff and scientists authored more than 750 publications in various journals, including the New England Journal of Medicine, Science and Nature. We also played a significant role at key scientific conferences, such as those hosted by the American Society of Clinical Oncology, the European Society of Medical Oncology, the American Diabetes Association, the European Society of Cardiology and the American Thoracic Society, where we presented positive results from various clinical trials and generated significant interest within the scientific community.

Bioethics†

We are committed to achieving scientific leadership and delivering life-changing medicines in a trustworthy and ethical manner. Our global standards of bioethics apply to all our research activity, whether conducted by us or third parties on our behalf.

Patient safety

Patient safety is very important to us and we strive to minimise the risks and maximise the benefits of our medicines. Through a robust and comprehensive pharmacovigilance programme, we continually monitor our medicines to learn of any side effects not identified during the development process and provide accurate and up-to-date information concerning the safety profile of our medicines to regulators, healthcare professionals and, where appropriate, patients. We also work closely with regulatory authorities worldwide to raise pharmacovigilance awareness.

Our experienced patient safety team is dedicated to helping fulfil our commitment to patient safety. Each developing and marketed medicine is allocated a Global Safety Physician and at least one patient safety scientist. In addition, each market is supported by a dedicated patient safety manager.

Our Chief Medical Officer has overall accountability for the benefit/risk profiles of our products in development and on the market. He provides medical oversight and enforces appropriate risk assessment processes to facilitate efficient and informed safety decision making.

54	AstraZeneca Annual Report and Form 20-F Information 2014

Clinical trials and transparency

In 2014, we conducted clinical trials at multiple sites in various countries and regions as shown in the chart below.

The broad geographic span of our studies helps ensure that study participants reflect the diversity of patients for whom our medicines are intended and identify the patients for whom the medicine may be most beneficial. Our global governance process for determining where we locate clinical trials, which considers the existence of experienced and independent ethics committees, the presence of a robust regulatory regime and the availability of trained healthcare professionals and willing participants, provides the framework for ensuring a consistent, high-quality approach worldwide.

Protecting participants throughout the trial process is a priority and we have strict procedures to help ensure participants are not exposed to unnecessary risks. Before a trial begins, we work to ensure that participants understand the nature and purpose of the research and that the proper procedure for gaining informed consent is followed.

All our clinical studies are conceptually designed and finally interpreted in-house but some are conducted by CROs on our behalf. In 2014, approximately 27% of patients in our small molecule studies and 67% of patients in our biologics studies were monitored by CROs. We require these organisations to comply with our global standards and we periodically conduct risk-based audits to monitor compliance.

We believe that transparency enhances the understanding of how our medicines work and benefit patients. To facilitate transparency, we publish information about our clinical research. We also publish information about the registration and results of our clinical trials – regardless of whether they are favourable – for all products and all phases, including marketed medicines, drugs in development and drugs whose development has been discontinued. To further promote transparency, we refreshed and enhanced our transparency strategy in 2014. For more information regarding our clinical trial registration, results, protocols and data, please see our website or our dedicated clinical trials website, www.astrazenecaclinicaltrials.com.

Animal research

We are committed to helping the public understand our use of animals in research and our methods for reducing, refining, or replacing animals in research. Our commitment is reflected in our Global Bioethics Policy. It is also reflected in the ‘Concordat on Openness in Animal Research in the UK’, which we signed in 2014 and describes how we will increase transparency regarding our animal research.

Patients in global studies (2014) (%)

We have developed internal standards that define our commitment to animal welfare and the responsible use of animals in research. These standards specify the global principles that apply for compliance with our Global Bioethics Policy, such as authorisation of animal work, standards for animal care and welfare and the compliance evaluation process. Additionally, we have improved our process for tracking external animal use and evaluating research facilities to help ensure that facilities are evaluated uniformly.

Animal research use varies depending on numerous factors, including our amount of pre-clinical research, the complexity of the diseases under investigation and regulatory requirements. We believe that without our active commitment to reducing, refining, or replacing animals in research, our animal use would be much greater. In 2014, we used 194,162 animals in-house (2013: 260,930). In addition, 15,634 animals were used by CROs on our behalf (2013: 19,676).

†	Further information on AstraZeneca’s approach to responsible business can be found in Responsible Business from page 227 and on our website, www.astrazeneca.com/responsibility.

AstraZeneca Annual Report and Form 20-F Information 2014	55

Strategic Report            > Business Review

Manufacturing and Supply

Overview

>	Focused on combining internal capabilities with cost-efficient external resources

>	Completed our new facility in China and continued to develop our new facility in Russia to better supply local markets

>	Announced plans to invest more than $200 million in our US biologics centre to meet growing demand

>	Reduced manufacturing lead times, average stock levels and inventory costs while improving customer responsiveness through continuous improvement initiatives

>	Implemented new software system to improve global supply chain processes

>	Implemented new process for third party risk management including suppliers, their partners and local business development partners

>	Committed to minimising our environmental impact through energy efficiency, waste management and water conservation efforts

Our manufacturing strategy seeks to combine innovative internal capabilities with cost-efficient external resources. Where efficiencies can be achieved, we consider outsourcing production while retaining the final stages of production internally. This helps ensure product integrity and quality assurance while providing cost efficiency and volume flexibility.

Progress on our two new key production facilities continued during 2014. In October 2014, our facility at Taizhou, China delivered its first commercial product, with the project completed ahead of schedule and under budget. Our facility in Vorsino, Russia continued to complete regulatory validation, and commercial production is expected to commence in 2015. Both facilities will improve our ability to supply local markets. Also during 2014, we announced plans to invest more than $200 million to expand our biologics manufacturing centre in Frederick, Maryland US. This project will increase production capacity to support our maturing pipeline as well as the growing demand for biologics, which represent nearly 50% of our pipeline.

Product quality and supply chain

We are committed to high product quality, which underpins the safety and efficacy of our medicines. To help assure compliance and quality, we maintain a comprehensive quality management system.

Our continuous improvement programme allows us to upgrade our systems and minimise environmental impact. By focusing on increasing efficiency and cutting waste, we have reduced manufacturing lead times, average stock levels and inventory costs. We have also improved customer responsiveness.

We apply Lean production business improvement tools and methods to our manufacturing plants and entire supply chain to improve efficiency, quality, lead times and overall equipment

2014 third party risk management assessments
	Step 1 – Initial assessment	Step 2 – Risk assessment	Step 3 – Due diligence	Step 4 – Extended due diligence
Assessments	3,224	1,290	624	17
Completed process	1,933	525	210	1

2014 assessments by region
Region	Number of assessments
Global	123
Asia Pacific	1,607
Europe	723
Americas	438
Middle East & Africa	333
Total	3,224

56	AstraZeneca Annual Report and Form 20-F Information 2014

We seek to work

only with those

suppliers whose

standards of ethical

behaviour are

consistent with

our own…”

effectiveness. For example, in 2014, we implemented an innovative software system to provide real-time data on our supply chain performance to reduce variability, increase speed and identify improvement opportunities. We also continue to establish more efficient processes, with global supply chain experts providing support throughout the organisation.

Regulation and compliance

Manufacturing facilities and processes are subject to rigorous regulatory standards, which continuously evolve and are not harmonised globally. They are also subject to inspections by regulatory authorities who are authorised to mandate improvements to facilities and processes, halt production and impose conditions for production to resume.

In 2014, we hosted 36 independent inspections from 20 regulatory authorities. We reviewed observations from these inspections, together with the outcomes of internal audits, and, where necessary, implemented improvement actions.

We review and comment upon evolving national and international compliance regulations through our membership of industry associations. For example, we work with the European Federation of Pharmaceutical Industries and Associations (EFPIA) and the Pharmaceutical Research and Manufacturers of America (PhRMA) to improve supply chain security and minimise drug shortages.

Our manufacturing and supply strategy reflects our commitment to maintaining the highest ethical standards and compliance with internal policies, laws and regulations. Line managers are charged with primary compliance responsibility and supported by dedicated compliance teams. Our Internal Audit Services (IA) function provides independent assurance.

Working with suppliers†

Due to our strategy to outsource most API manufacturing, we need an uninterrupted supply of high quality raw materials. As such, we place great importance on our global procurement policies and integrated risk management processes. We purchase materials from a wide range of suppliers and work to mitigate supply risks, such as disasters that disrupt supply chains or the unavailability of raw materials. Contingency plans include using dual or multiple suppliers where appropriate, maintaining adequate stock levels and working to mitigate the effect of pricing fluctuations in raw materials.

We also seek to manage reputational risk. Our ethical standards are integral to our procurement and partnering activities and we continuously monitor compliance through assessments and improvement programmes. We seek to work only with those suppliers whose standards of ethical behaviour are consistent with our own and will not use suppliers who are unable or unwilling to meet our standards.

In 2014, we implemented a new process for third party risk management. This process, which consists of four steps and applies to all our suppliers, downstream supply chain partners and local business development partners, assesses risk based upon defined criteria, including that related to anti-bribery and anti-corruption, data privacy, the environment and wages. Each step of the process provides an additional level of assessment, and we conduct more detailed assessments on those relationships identified as higher risk. Through this process we seek to better understand the partner’s risk approach, ensure the partner understands and can meet our standards and mitigate risk. The tables opposite show the assessments we conducted, by step and region, since the process began in May 2014. This new risk management process builds on the 7,587 supplier assessments we completed since 2009 through our previous suppliers audit process.

In addition, we conducted 40 audits on direct materials suppliers to ensure they employ appropriate quality, health and safety practices. Thirty seven percent of suppliers met our expectations and 54%

Case study

Pharmaceuticals in the environment†

Pharmaceuticals, including AstraZeneca’s active pharmaceutical ingredients (APIs), are frequently detected in the environment as an inevitable consequence of manufacturing, patient use and disposal. We are committed to the environmental stewardship of our APIs and, to ensure our manufacturing discharges are safe, we have developed the concept of environmental reference concentrations (ERCs), or safe discharge concentrations, for each of our APIs.

>	42 ERCs established for APIs
>	100% of AstraZeneca manufacturing operations comply with ERCs
>	72 ERC assessments carried out on external suppliers in 2014
>	€10.2m, four-year Innovative Medicines Initiative project, co-funded by the European Commission, initiated to assess the environmental risks posed by human medicines earlier in the drug discovery and development process and enable environmental data gaps for established products to be prioritised and tested.

AstraZeneca Annual Report and Form 20-F Information 2014	57

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Manufacturing and Supply continued

implemented improvements to address minor instances of non-compliance. During our due diligence process, we identified and rejected 33 suppliers, including five for reputational-related concerns.

Environmental impact†

Our 2014 targets‡ included reducing

>	operational greenhouse gas footprint to 758,000 tonnes CO2 per year
>	hazardous waste to 0.66 tonnes/$m sales and non-hazardous waste to 0.49 tonnes per employee
>	water use to 3.7 million m3.

We are working to reduce our greenhouse gas emissions by, among other things, improving energy efficiency and pursuing lower-carbon alternatives to fossil fuels. During 2014, our air and road travel and freight transport emissions increased due to greater business activity in our pursuit of a return to growth. We are working, however, to ensure that our travel and transport activities are as efficient as possible.

Some of our respiratory therapies, specifically the pMDIs that rely on hydrofluoroalkane (HFA) propellants, affect our carbon footprint. While HFAs have no ozone depletion potential and a third or less of the global warming potential than the chlorofluorocarbons (CFCs) they replace, they are still greenhouse gases. By the end of 2015, we aim to reduce our operational greenhouse gas footprint (excluding emissions from patient use of our inhaler therapies) by 20% from our 2010 levels. In 2014, our operational greenhouse gas footprint totalled 738,000 metric tonnes, a reduction of 18% from our 2010 baseline. For more information on carbon reporting, please see Responsible Business from page 227.

Waste management is another key aspect of our commitment to minimise our environmental impact. By the end of 2015, we aim to reduce our hazardous and non-hazardous waste by 15% from our 2010 levels. While waste prevention is our goal, we seek to minimise waste through treatment, recycling and the avoidance of landfill disposal when prevention is impractical. In 2014, our total waste was 35,800 metric tonnes with a tonnes/$m index of 1.37. We reduced hazardous waste by 36% (a reduction of 18% indexed to $m revenues) since 2010 due principally to changing production patterns and a major investment at our manufacturing site in the UK to enable recycling and reuse of solvent wastes. Our non-hazardous waste indexed against staff numbers has not improved due to staff reductions since the baseline was set.

We recognise the need to use water responsibly and, where possible, to minimise water use in our facilities. To reach our 2015 water use reduction target of 25% from 2010 levels, we initiated water conservation plans at our largest sites. In 2014, our water use was 3.8 million m3, a reduction of 17% from our 2010 baseline. Water use indexed to revenues was 145 m3/$m (+5% from 2010 baseline). We are also working to ensure that we measure and report the environmental impact of our external manufacturing activity, and that our suppliers have appropriate environmental targets. We believe we have captured data for more than 90% of the globally managed outsourced manufacture of key intermediates and APIs, formulation and packaging for our established brands.

www.astrazeneca.com/responsibility

We continue to integrate environmental considerations across a medicine’s entire life-cycle, from discovery, research and development to manufacturing, commercialisation and disposal. We follow a progressive compliance programme to ensure that our manufacturing emissions of APIs do not exceed our standards for safe discharges at our manufacturing sites and periodically conduct compliance assessments. We also follow a progressive approach to ensure ecopharmacovigilance. This involves regularly reviewing emerging science and literature for new information that might inform the environmental risk management plans for our products. We published our approach in the Drug Safety journal in July 2013. Further information, including environmental risk assessment data for our medicines, is available on our website, www.astrazeneca.com/responsibility.

†	Further information on AstraZeneca’s approach to responsible business can be found in Responsible Business from page 227 and on our website, www.astrazeneca.com/responsibility.
‡	Figures have been revised from those previously published to incorporate our biologics capabilities into our targets. Our targets for 2011 to 2015 were set in 2010.

Operational greenhouse gas footprint emissions (thousand tonnes)

Waste production

(thousand tonnes)

Water use

(million m3)

58	AstraZeneca Annual Report and Form 20-F Information 2014

Strategic Report > Business Review

Sales and Marketing

Overview

>	Sales and marketing teams in more than 100 countries

>	Sales increased by 22% in China, which is now our second largest market

>	Sales increased by 4% in the US due to strong performance by Symbicort, Brilinta and the diabetes franchise aided by the acquisition of BMS’s share in the diabetes alliance

>	Despite an austere macroeconomic climate, we continued to launch innovative medicines in Europe

>	Worked closely with payers and providers to help deliver cost-effective medicines

>	Increased access to healthcare through programmes in Latin America, the Middle East and Africa, and Asia Pacific, serving some 2.7 million people

>	Reaffirmed our commitment to ethical sales and marketing activity through employee training, monitoring, corrective actions and reporting

>	Began US government reporting on payments to physicians and teaching hospitals in compliance with The Physician Payments Sunshine Act

Organisation and approach

To improve health and bring benefits to patients around the world, we need to ensure the right medicines are available and that patients have access to them. To that end, our sales and marketing teams, which comprised around 34,800 employees at the end of 2014, are active in more than 100 countries. In most countries, we sell our medicines through wholly-owned local marketing companies. We also sell through distributors and local representative offices.

We market our products largely to primary care and specialty care physicians. We aim to meet their needs by having highly accountable local leaders who understand their customers and focus on business growth.

We group our Sales and Marketing function into three Commercial Regions – North America, Europe and International, together with Japan, one of our growth platforms. Our GPPS organisation develops global product strategies and drives commercial excellence, ensuring a strong customer focus and commercial direction in managing our pipeline and marketed products. All our efforts are underpinned by a commitment to operating responsibly and conducting sales and marketing activity in accordance with applicable laws and our values.

US

As the third largest prescription-based pharmaceutical company in the US, we have a 5.2% market share of US pharmaceuticals by sales value.

In 2014, sales in the US increased by 4% to $10,120 million (2013: $9,691 million; 2012: $10,655 million), driven by strong performance of our growth platforms, including Symbicort and Brilinta, and the impact of completing the acquisition of BMS’s share of the global diabetes alliance, partially offset by declines in revenue from

Nexium, Seroquel IR and Synagis.

The Affordable Care Act, which was enacted in March 2010, has had, and is expected to continue to have, a significant impact on our US sales and the US healthcare industry. In 2014, the overall reduction in our profit before tax for the year, due to discounts on branded pharmaceutical sales to Medicare Part D beneficiaries and an industry-wide excise fee, was $714 million (2013: $557 million).

For more information on pricing pressure and the ACA, please see Marketplace from page 14 and Geographical Review from page 220

While there is no direct governmental price control for commercial prescription drug sales in the US, some publicly funded programmes, such as Medicaid and TRICARE (Department of Veterans Affairs), have statutorily mandated rebates and discounts, which effectively serve as price controls for these programmes. Also, pressure on pricing and the availability and use of prescription drugs for commercial and public payers continues to increase. This is due to, among other things, an increased focus on generic alternatives. The increased use of generics is also due to rising patient co-insurance or co-payments for branded pharmaceuticals and budgetary

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Sales and Marketing continued

policies of healthcare systems and providers, including policies about the use of ‘generics only’ formularies. In 2014, 83.3% of prescriptions dispensed in the US were generic compared with 82.2% in 2013. While the adoption of a broad national price-control scheme in the near future is unlikely, increased focus on pharmaceutical prices and their impact on healthcare costs is likely to continue.

Geographical Review from page 220

Europe

Our European business comprises Western and Eastern European markets, which include France, Germany, Italy, the UK, Spain, and the Nordic-Baltic countries. The total European pharmaceutical market was worth $216 billion in 2014. We are the tenth largest pharmaceutical company in Europe with a 2.7% market share of prescription sales by value.

In 2014, our sales in Europe decreased by 1% to $6,638 million (2013: $6,658 million). Key drivers of the decline were competition from Symbicort analogues, ongoing volume erosion of Atacand and Seroquel XR following loss of exclusivity and lower net pricing on Synagis. The continued austere, macroeconomic environment increased government interventions (for example, price and volume interventions) and increased trade across markets also affected sales. Despite these conditions, we continue to launch innovative medicines across Europe.

Geographical Review from page 220

Established Rest of World (ROW)*: opportunities and challenges

In 2014, sales in Japan decreased by 3% to $2,227 million (2013: $2,485 million) driven by generic competition and the impact of mandated biennial price cuts, partially offset by performance of growth platforms. We share the promotion of Crestor, Symbicort, Nexium and Forxiga with Japanese partners, who also distribute Nexium, Symbicort and Forxiga. In Japan, we are ranked third in the oncology market by sales of medicines. To maintain this important franchise, we launched Janssen Pharmaceutical K. K. and Janssen Pharmaceutical NV’s Zytiga (abiraterone acetate) for castration-resistant prostate cancer in 2014 as part of a 2013 co-promotion agreement with them.

In Canada, Provincial and Territorial payers, who represent nearly 55% of the market, have developed a structure for pan-Canadian product listings, which could restrict the introduction of new products into the public healthcare system. Private sector payers, representing the remaining 45%, are experimenting with tiered access programmes for large public and private employer groups. While reimbursement for new medicines is likely to remain, pricing pressure will increase.

Our sales in Australia and New Zealand declined by 13% in 2014. This was primarily due to the continued erosion of Crestor and Atacand by generic medicines. Nexium lost exclusivity in Australia in 2014 and generic medicines were launched.

*	Established ROW comprises Australia, Canada, New Zealand and Japan.

Geographical Review from page 220

Confirmed external breaches

Breaches of external sales and marketing codes and regulations

2014	6
2013	11
2012	10

Corrective actions

Related to breaches of Code of Conduct and Global Policies by Commercial employees and contractors

	Number of persons
Action taken	2014	2013
Removed from role[1]	213	187
Formal warning	454	568
Guidance and/or coaching	1,573	1,813
Total	2,240	2,568

[1]	In the majority of cases, this means dismissal or contract termination, but it can include resignation and demotion.

Emerging Markets: expansion and collaboration

Emerging Markets, as defined in Market definitions on page 239, comprise various countries with dynamic, growing economies. As outlined in Marketplace from page 14, these countries represent a major growth opportunity for the pharmaceutical industry due to strong demand and economic fundamentals.

Emerging Markets are not immune, however, to economic downturn. Market volatility is higher than in Established Markets and various political and economic challenges exist, including regulatory and government interventions.

AstraZeneca was the eighth largest, as measured by sales, and the third fastest-growing top 10 multinational pharmaceutical company in Emerging Markets in 2014, with revenues of $5,827 million. Our strongest growth opportunities include China, Russia, Africa, India, Indonesia, Malaysia, South Korea, Vietnam, Brazil, Argentina and Chile.

AstraZeneca is the second largest pharmaceutical company, as measured by sales, in China. We are driving sustainable growth through strategic brands investment, expanded hospitals coverage and systematic organisational capability improvements. Sales in China in 2014 increased by 22% to $2,242 million (2013: $1,840 million). We delivered sales growth at nearly double the growth rate of the market, and initiated several long-term market expansion programmes in therapy areas. The healthcare environment in China remains dynamic with opportunities arising from incremental healthcare investment, strong underlying demand and the emergence of innovative medicines.

Growth drivers for Emerging Markets include our new medicines, notably Brilinta, and our diabetes, respiratory, oncology, CV and gastrointestinal portfolios. To educate physicians on our broad portfolio, we are selectively investing in sales capabilities where opportunities from unmet medical need exist. We are also expanding our reach through multi-channel marketing.

We are also engaging in innovative collaborations to access novel science, technology and medicines to complement and strengthen our portfolio (such as

60	AstraZeneca Annual Report and Form 20-F Information 2014

our collaboration with FibroGen in China to develop and commercialise roxadustat, a first-in-class oral compound for treating anaemia), and science collaborations with research institutes in several Emerging Markets.

Geographical Review from page 220

Pricing our medicines

Our global pricing policy provides the framework to ensure appropriate patient access while optimising the sustained profitability of our products. When setting the price of a medicine, we consider its full value to patients, payers and society generally. We also pursue a flexible pricing approach. For example, we support the concept of differential pricing, provided that appropriate safeguards are in place to help ensure lower-priced products reach the patients who need them and are not diverted for sale and use in more affluent markets.

Delivering value for payers

Our medicines help treat unmet medical need, improve health and create economic and therapeutic benefits. Effective treatments can lower healthcare costs by reducing the need for more expensive care, preventing more serious and costly diseases and increasing productivity by reducing or preventing days lost to illness. Nevertheless, as outlined in Pricing pressure, in Marketplace on page 17, pricing pressure remains. We are acutely aware of the economic challenges faced by payers and remain committed to delivering value to payers and patients alike. We work closely with payers and providers to understand their priorities and requirements, and conduct real-world evidence studies to demonstrate how our products improve health outcomes, offer value and support cost-effective healthcare.

Increasing access to healthcare†

We are committed to increasing access to healthcare for under-served patients.

Our access to healthcare strategy comprises three components

>	our mainstream business, which is the prime enabler of access to our medicines
>	improving affordability, which is particularly crucial among the growing middle class in Emerging Markets. We continue to improve our capabilities and build on the experience of initiatives, such as our ‘Faz Bem’ (Wellbeing) programme in Brazil, which provides discounts on our medicines and other patient services, and our Patient Access Card programmes in Central and Eastern Europe. We expanded our programmes across Latin America, the Middle East and Africa, and Asia Pacific. By the end of 2014, these programmes served approximately 2.7 million patients
>	improving access, particularly in developing countries where access can be a significant healthcare barrier. In 2014, we expanded efforts in Africa to enable greater access to hypertension medication and other essential services for patients who are otherwise unable to access medication or other forms of treatment. For more information, please see the Healthy Heart Africa case study on page 67.

Sales and marketing ethics†

We are committed to employing high ethical standards of sales and marketing practice worldwide and ensuring compliance with our Global Policy on Ethical Interactions. We report publicly on the number of

>	confirmed breaches of external sales and marketing codes
>	failures to meet our standards by employees and contractors in our Commercial Regions
>	corrective actions for breaches of our Code of Conduct or supporting policies by employees and contractors in our Commercial Regions.

During 2014, we continued to train employees on the global standards that govern the way we operate. We have comprehensive processes as well as dedicated compliance professionals who monitor adherence to our Code of Conduct and global policies and support our line managers locally in supervising their staff. We also have a network of nominated signatories who review our promotional materials against applicable requirements. In 2014, audit professionals also conducted compliance audits on selected marketing companies.

As shown in the Confirmed external breaches table opposite, we identified six confirmed breaches of external sales and marketing regulations or codes in 2014 (2013: 11). There were 1,847 instances, most of them minor, of non-compliance with our Code of Conduct, Global Policies or related control standards in our Commercial Regions, including instances by contract staff and other third parties (2013: 1,773).

We removed 213 employees or contractors from their roles as a result of these breaches (a single breach may involve more than one person). We also formally warned 454 others and provided further guidance or coaching on our policies to 1,573 more. The most serious breaches are raised with the Audit Committee.

US Corporate Integrity Agreement and The Physician Payments Sunshine Act reporting

In April 2010, AstraZeneca signed an agreement with the DOJ to settle an investigation relating to the sales and marketing of Seroquel IR. The requirements of the associated Corporate Integrity Agreement (CIA) between AstraZeneca and the Office of the Inspector General of the US Department of Health and Human Services (OIG) include a number of active monitoring and self-reporting obligations that differ from the self-reporting required by authorities in the rest of the world. To meet these obligations, AstraZeneca provides notices to the OIG describing the outcomes of particular investigations potentially relating to violations of certain laws, as well as a separate annual report to the OIG summarising monitoring and investigation outcomes relevant to the CIA requirements. Under the CIA, AstraZeneca also discloses, on a publicly available website, certain payments to US physicians and institutions. In addition, from March 2014, AstraZeneca began reporting to the US government detailed information relating to payments to physicians and teaching hospitals in the US, as required by The Physician Payments Sunshine Act.

†	Further information on AstraZeneca’s approach to responsible business can be found in Responsible Business from page 227 and on our website, www.astrazeneca.com/responsibility.

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Employees

Overview

>	Hired some 9,900 permanent employees to help us achieve our strategic priorities

>	Successfully integrated 4,100 people into AstraZeneca following the BMS and Almirall transactions

>	Offered customised leadership programmes through Harvard Business School and MIT

>	Embedded corporate values into key HR processes as part of systematic cultural change

>	Introduced STAR programme to teach emerging talent about enterprise leadership

>	Significantly improved employee engagement according to employee survey results

>	Further improved – ahead of target – lost time injury/illness rate performance above 2010 baseline

Employees by geographical area (%)

We value the talents and skills of our 57,500 employees in more than 100 countries. Our employees strategy, which supports our strategic priority of being a great place to work, is based on various key principles. These principles include acquiring, retaining and developing talent and inspiring and engaging employees in our purpose and values.

Acquiring and retaining talent

During 2014, we hired some 9,900 permanent employees. These people, with roles in, for example, R&D, technical, marketing and management roles, are helping achieve our strategic priorities.

To help secure our future, we are identifying and recruiting emerging talent and investing in internships and recruitment opportunities globally. For example, we conduct a global programme to hire recent graduates for our procurement, quality, engineering, IT and supply chain functions. We also have a graduate programme for IMED, which complements our established IMED Post Doctorate Programme for researcher recruitment.

The composition of our international workforce changes with our business focus. This can be seen in the Sales and Marketing figures opposite, which show a concentration in Emerging Markets. To attract and retain the people we need, we continuously strive to maintain a strong global reputation.

Voluntary employee turnover increased marginally to 8.7% in 2014 from 8.1% in 2013. Our voluntary employee turnover rate among our high performers in 2014 also increased to 6.8%. We seek to reduce regretted turnover through high-level reviews of resignations, risk assessments and retention plans.

Acquisitions to support our growth platforms

Two of our acquisitions in 2014 involved the transfer of a substantial number of employees. Approximately 3,600 BMS and Amylin employees joined us in February 2014 following our acquisition of BMS’s interest in the joint diabetes alliance. Approximately 500 Almirall employees joined us in November 2014 following our acquisition of the rights to Almirall’s respiratory franchise and its device subsidiary.

Passionate about developing employees

Various leadership programmes seek to maximise our employees’ potential. These programmes, both online and instructor-led, help build the right capabilities and culture to deliver our strategy.

In 2014, we offered a customised programme for our top 150 talent with Harvard Business School and a programme for emerging leaders with the Massachusetts Institute of Technology (MIT). Both programmes aim to foster openness, inclusivity and innovation. We hope to offer leaders at all levels of the organisation appropriate, globally consistent leadership development opportunities.

Changing our culture

Each of our values has a corresponding set of behaviours. These behaviours, which are essential for strong and effective leadership, apply to all employees and are reinforced by complementary accountabilities for

62	AstraZeneca Annual Report and Form 20-F Information 2014

managers. During 2014, we embedded these values and behaviours into key HR processes, such as performance and talent management and recruitment.

Maximising our talent

To maximise our talent, we focus on developing our future leaders from within and hiring judiciously from the outside. In each case, we greatly value these individuals and their skills and support them to reach their full potential. In 2014, we introduced a new programme for talent early in their career. The STAR programme, which we offered six times in 2014, teaches emerging talent about enterprise leadership and provides an opportunity to study AstraZeneca cases and interact with senior leaders. In 2014, approximately 240 people participated in our talent development programmes, which include the STAR programme, Global Talent programme and the Insight Exchange programme.

We are committed to hiring and promoting talent ethically and in compliance with applicable laws. Our policies and procedures are designed to help protect against discrimination on any grounds (including disability) and cover recruitment and selection, performance management, career development and promotion, transfer, training, re-training (including re-training, if needed, for people who have become disabled) and reward.

Improving the strength and diversity of the talent pipeline†

To foster innovation, we seek to harness various perspectives, talents and ideas and to ensure that our employees reflect the diversity of our communities. As we continue to reshape our organisation and its geographic footprint, we embed inclusion into our strategies.

As shown in the gender diversity figure overleaf, women comprise 49.9% of our global workforce. There are currently four women on our Board (31%) and, below Board level, women comprise 40.5% of managers at Global Career Level F and above.

Our 2015 target is to improve female representation

>	at Global Career Level F and above (the highest six bands of our employee population) from 38% (2010) to 41% (2015)
>	in the global talent pool from 33% (2010) to 38% (2015).

To measure progress over the medium term, we also track the countries of origin of senior leaders and emerging talent. Our Responsible Business Council (made up of senior leaders from across AstraZeneca) oversees this process. For more information, please see Responsible Business from page 227.

Our Insight Exchange programme helps foster diversity and inclusion and strengthens our pool of emerging talent. This programme, which is now in its third year, pairs employees from various locations, levels and functional areas to work together for one year to facilitate reflection and learning from diverse perspectives, viewpoints and experiences. In 2014, we launched a cohort of 60 new pairs.

Our progress to improve diversity and inclusion is reflected in the Diversity & Inclusion index. This index, which is reported in our employee survey (see Employee engagement below), showed an improvement of three percentage points compared with 2012 and, at 80% favourable, is three percentage points above the global benchmark.

Our efforts were recognised externally. In 2014, the National Association for Female Executives ranked us in the top ten of its 50 leading companies for the sixth consecutive year and the Human Rights Campaign Foundation named us as a ‘Best Place to Work for LGBT Equality’. We were also featured among Working Mother Magazine’s ‘100 Best Companies’.

Employee engagement

Various global leadership communication channels engage employees in our strategy and encourage dialogue. These channels include face-to-face meetings, video conferencing, Yammer (a social media tool) and regular global and business-specific communication campaigns.

We held a global employee census survey (FOCUS) in 2014, as well as two brief ‘pulse’ surveys across a sample of the organisation. The results from FOCUS, which was conducted in 29 languages and achieved an 89% response rate, showed significant improvement in employee engagement. Scores increased to 85% (up eight percentage points compared to FOCUS 2012, and only one percentage point behind the global high performing norm). The survey also showed

Sales and marketing workforce

composition (%)

improvements across all categories for which we had a point of comparison for 2012, including understanding and belief in our direction and priorities. The score for recommending AstraZeneca as a great place to work was 82%. Although the results showed significant improvement in employee engagement, we identified two specific areas for improvement. One relates to further simplifying the business and eliminating obstacles to efficiency. The second relates to developing our people, where the survey results showed that employee belief in the existence of opportunities for career development and personal growth is two percentage points below the high performing benchmark. In addition to conducting several employee surveys, we tracked key HR metrics, such as retention rates, during 2014 to help assess levels of engagement.

Performance management

We continue to focus on performance. By setting high-quality objectives aligned with our strategy and performing coaching and feedback analysis, we are able to track performance at every level. This includes managers’ accountability for working with their employees to develop individual and team performance targets. It also involves fostering an understanding about each person’s contribution to our overall business objectives.

Our focus on performance is also demonstrated through our performance-related bonus and incentive plans and encouragement of participation in various employee share plans, some of which are described in the Directors’ Remuneration Report from page 100, and also in Note 26 to the Financial Statements, from page 179.

Human rights†

We are committed to respecting and promoting international human rights – not only in our own operations, but also in our wider spheres of influence. To that end, we integrate human rights considerations into our policies, processes and practices.

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Employees continued

Gender diversity

Board of Directors of the Company 13

SET* 13

Directors of the Company’s

subsidiaries* 332

AstraZeneca employees 57,500

*	For the purposes of section 414C(8)(c)(ii) of the Companies Act 2006, ‘Senior Managers’ are the SET, the directors of all of the subsidiaries of the Company and other individuals holding named positions within those subsidiaries.

Vehicle collisions

Year	Collisions per million km		Target
2015			5.60
2014	5.14	[1]	6.10
2013	6.13		6.60

Lost time injury/illness
Year	Lost time injury/illness rate per million hours worked		Target
2015			1.91
2014	1.59		2.10
2013	1.88		2.26

[1]	Preliminary figure subject to change.

We support the principles set out in the United Nations Universal Declaration of Human Rights and the International Labour Organization’s (ILO) standards on child labour and minimum wages. We are also members of the United Nations Global Compact on Human Rights.

In 2011, we conducted labour reviews in 106 countries that focused on ILO core areas, including freedom of association and collective bargaining, child labour, discrimination, working hours and wages. We are currently conducting these reviews again and returns so far show sustained good results. We also included questions on the ‘living wage’ and are conducting an independent external review so that we can assess the global developments in this area.

Managing change

The number of employees increased from approximately 51,500 in 2013 to 57,500 in 2014. The majority of external hires were recruited into emerging markets. Others successfully transitioned from BMS and Almirall to support our diabetes and respiratory franchises. We also restructured our business in other areas to increase efficiencies.

For more information on our restructuring programme, please see Financial Review from page 70

In 2013, we announced plans to invest in three strategic R&D centres, which affected employees in the US and the UK. We encouraged and supported employees to relocate and have made good progress. For example, more than 400 employees now work at our Cambridge, UK site; of these employees, more than half relocated from other sites, such as those in London, Macclesfield and Alderley Park. Over the next three years, we expect to hire approximately 1,000 new employees to occupy our new site in Cambridge, and we are using interim infrastructure in and around Cambridge during the transitional phase. For employees who do not accept offers to relocate to Cambridge, UK, we provide career and outplacement support. Similar relocation initiatives are underway elsewhere in our organisation, including in the US where almost 300 employees have accepted offers to relocate to Gaithersburg, Maryland.

Employee relations

We seek to follow a global approach to employee relations guided by global employment principles and standards, local laws and good practice. We work to develop and maintain good relations with local workforces and work closely with national trade unions, where practical. We also regularly consult with employee representatives or, where applicable, trade unions, who share our aim of retaining key skills and mitigating job losses.

Safety, health and wellbeing†

We work to promote a safe, healthy and energising work environment in which our employees and partners are able to express their talents, drive innovation and improve business performance.

Our targets for 2014, which we set in 2011 for the years up to 2015, included

>	no fatalities
>	lost time injury/illness rate per million hours worked of 2.1
>	6.1 collisions per million kilometres driven
>	at least 80% of sites and marketing companies offer at least five essential health activities.

Our highest priority for improvement remains driver safety, particularly among our sales forces who form the largest group of employees driving on AstraZeneca business. We monitor performance centrally to assess progress and identify areas for improvement. In 2014, we exceeded our annual target for collisions per million kilometres driven and met our 2015 target one year early. We regret, however, that an employee was killed in a traffic accident while driving on AstraZeneca business during 2014. We initiated a detailed investigation and will develop an action plan to address the findings of the investigation. We will monitor the actions and share learning across AstraZeneca.

Having already achieved our 2015 lost time injury/illness rate target two years early, we achieved a further reduction in 2014. The lost time injury/illness rate reduced by 17% from 2013, which equates to a 38% overall reduction from the 2010 baseline.

The 2014 health and wellbeing target was narrowly missed, with 78% of sites offering at least five activities. Although this is disappointing, 91% of sites now offer at least four activities, compared with 66% in 2012.

†	Further information on AstraZeneca’s approach to responsible business can be found in Responsible Business from page 227 and on our website, www.astrazeneca.com/responsibility.

64	AstraZeneca Annual Report and Form 20-F Information 2014

Strategic Report > Resources Review

Relationships

Our employees are critical to achieving our strategic priorities. To realise our full potential, however, we also depend on a wider set of stakeholders.

Our stakeholders include the patients and physicians for whom we provide medicines for some of the world’s most serious diseases and the universities and institutes that collaborate with our scientists. They also include governments, regulators, payers, suppliers and commercial entities.

The Sales and Marketing section from page 59 outlines our focus on customers and communicating effectively with them. The Research and Development section from page 52 describes how we work with payers from an early stage in a medicine’s life-cycle to demonstrate its full value.

In Manufacturing and Supply from page 56, we examine our relationships with suppliers and our commitment to working only with those that embrace standards of ethical behaviour consistent with our own. This commitment extends to joint venture, co-promotion partners and research and licensing partners.

Partnering

As outlined in Strategic priorities from page 18, business development, specifically partnering, is an important pillar that supplements and strengthens our pipeline and our efforts to achieve scientific leadership. As noted in Research and Development from page 52, we strive to access leading science from within and outside our laboratories.

We partner with others around the world, including academia, governments, industry, scientific organisations and patient groups to access the best science to stimulate innovation and accelerate the delivery of new medicines to target unmet medical need.

We pursue strategically aligned value-enhancing business development opportunities and focus on

>	research transactions – increasing early-stage research transactions and academic alliances
>	peer collaborations – exploring value-creating peer collaborations
>	in-licensing and bolt-on acquisitions – pursuing partnering, in-licensing and bolt-on acquisitions to strengthen our therapy area portfolios.

Over the past three years we have completed more than 180 major or strategically important business development transactions, including some 70 in 2014. Of these transactions, 12 were related to clinical stage assets or programmes, 47 to pre-clinical assets or programmes and 11 to PHC and biomarkers. Twenty one transactions helped expand our biologics capabilities. Acquisitions included Definiens and the rights to Almirall’s respiratory franchise, as well as its subsidiary focused on the development of innovative proprietary devices. We completed the acquisition of BMS’s share of the diabetes alliance in February 2014.

For more information on our partnering activity in 2014, please see Research and Development from page 52, Therapy Area Review from page 32, and Note 24 to the Financial Statements from page 170.

Community investment†

Our global community investment strategy focuses on healthcare in the community and science education. We are committed to operating responsibly, supporting our community and maximising the benefit of our investment for all stakeholders.

In 2014, we spent approximately $880 million (2013: $1.12 billion) on community investment sponsorships, partnerships and charitable donations, including through our product donation and patient assistance programmes. Through our three patient assistance programmes in the US, which make our medicines available free of charge to eligible patients and healthcare facilities, we donated products valued at an average wholesale price of more than $800 million (2013: $1.05 billion). We also donated products worth over $13 million, valued at an average wholesale price, to the charitable organisation AmeriCares.

Young Health Programme

We continued to develop the three strands of our Young Health Programme (YHP): advocacy; research; and on-the-ground programmes focused on evidence generation with an increased 2014 focus on the prevention of non-communicable diseases (NCDs) and associated adolescent risk behaviours. With over 667,000 young people in communities across five continents directly reached with the skills and information they need to improve their health, we have therefore well exceeded our Clinton Global Initiative Commitment to Action of reaching 250,000 young people directly by the end of 2015. Over 9,500 of these young people have been trained to

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Relationships continued

share this health information with their peers and the community, and over 10,000 frontline health providers have been trained in adolescent health. See the table below for programme details.

To help place the prevention of adolescent NCD-related risk behaviours on the global and local policy agenda, we engaged in various activities, including participation in the United Nations High-level Review on NCDs and the development of an NCDs chapter for the UNICEF Facts for Life book. Also in 2014, the Wellbeing of Adolescents in Vulnerable Environments study, undertaken by Johns Hopkins Bloomberg School of Public Health as part of YHP, was completed. Headline findings were presented at a YHP side meeting to the United Nations General Assembly in September 2014, and study papers were published in a special edition of the Journal of Adolescent Health in December 2014. To support progress in the adolescent NCD prevention agenda, we commissioned the Population Reference Bureau to produce several reports, including one on the prevalence of NCD risk behaviours among young people in Africa (publication expected early 2015).

STEM Career Academies

We support science education in the community in various ways. For example, in 2014, we extended for three years our partnership with the educational charity Career Academies UK (started in 2011) to support increased participation by 16 to 19 year-olds in science, technology, engineering and maths (STEM) subjects. Career Academies UK links schools and colleges with employers through classes, mentoring, workplace visits and internships to help prepare adolescents for work. Thirty five percent (59) of Career Academies now have a STEM theme, exceeding the target of 33% by the 2014/2015 academic year. In 2014, 812 year one and two students participated in STEM, of which 41% of the 441 students expected to graduate in 2015 are female. This supports Career Academies UK’s commitment to increase female participation in STEM education and careers.

Disaster relief

The British Red Cross continues to act as our global disaster relief partner, with the majority of our disaster relief donations channelled through it. In addition to the charitable donations referenced in Community investment above, in September 2014 we donated £50,000 via the British Red Cross to the Gaza Israel Appeal and £250,000 to the Ebola Appeal.

†	Further information on our approach to responsible business can be found in Responsible Business from page 227 and on our website, www.astrazeneca.com/responsibility.

Young Health Programme 2014 country programmes
Country	Focus
Australia	Improving driver licensing provision and knowledge of road safety
Brazil, India, Zambia	Hygiene, infection, sexual reproductive health and broader health issues
Canada, South Korea, Portugal, Sweden	Improving the emotional and mental wellbeing of vulnerable adolescents
China	Educating migrant youths from rural areas about water and air pollution
Denmark	Physical activities among socially vulnerable young people
Germany, Netherlands, UK	Health issues of homeless adolescents
Norway	Health of young people from immigrant families
Romania	Cardiovascular risk prevention through exercise clubs for young people
Russia	Health of adolescent orphans, focused on sport and smoking
Spain	Sexual education, healthy eating habits and drug addiction prevention
Turkey	Improving communication and social skills among adolescents to help them avoid violence
US	Helping adolescents live healthier lives by focusing on their strengths and assets
www.younghealthprogrammeyhp.com

66	AstraZeneca Annual Report and Form 20-F Information 2014

Case study

Healthy Heart Africa[i]

In October 2014, we launched the Healthy Heart Africa (HHA) programme in Nairobi, Kenya. HHA is an innovative and sustainable programme that aims to improve the lives of hypertensive patients across Africa through increased screening, diagnosis, treatment and awareness of hypertensive risk factors and lifestyle modifications. The initial demonstration programme will be the largest African programme to address hypertension. Consistent with the WHO's '25 by 2025' global monitoring framework for preventing and controlling NCDs, HHA's goal is to reach 10 million hypertensive patients across sub-Saharan Africa by 2025 – one-quarter of WHO's hypertension target for Africa.

To design and develop the programme, we worked closely with governments, international organisations, health experts and non-governmental and community-based organisations. Some of these organisations, including AMPATH (The Academic Model Providing Access to Healthcare); AMREF Kenya, Africa's largest international health non-governmental organisation; CHAK (Christian Health Association of Kenya), a leading national faith-based organisation; Jhpiego, a non-profit health organisation affiliated with The Johns Hopkins University; and Population Services Kenya, are now helping to implement HHA. We aim to increase the number of HHA-participating organisations and partners to support implementation across Kenya and Africa. HHA's independent monitoring and evaluation partner, Abt Associates, will support and monitor the programme's progress.

MINERVA

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Intellectual Property

A well-functioning system of IP rights, which rewards innovation and underpins our business model.

Discovering and developing medicines requires a significant investment of resources by research-based pharmaceutical companies over ten or more years. For this to be a viable investment, new medicines must be safeguarded from being copied with a reasonable amount of certainty for a reasonable period of time.

Our industry’s principal economic safeguard is a well-functioning patent system that recognises our efforts and rewards innovation with appropriate protection, allowing time to generate the revenue we need to reinvest in pharmaceutical innovation. Patent rights are limited by territory and duration, and a significant portion of a patent’s duration can be spent on R&D before it is possible to launch the protected product. Therefore, we commit significant resources to establishing and defending our patent and related IP protections for inventions.

Patent process

We file patent protection applications for our inventions to safeguard the large investment required to obtain marketing approvals for potential new drugs. As we further develop a product and its uses, new developments may be protected by new patent filings. We apply for patents via patent offices around the world, which assess whether our inventions meet the strict legal requirements for a patent to be granted. Our competitors can challenge our patents in patent offices and/or courts. We may face challenges early in the patent application process and throughout a patent’s life. These challenges can be to the validity of a patent and/or its effective scope and are based on ever-evolving legal precedents. We are experiencing increased challenges in the US and elsewhere in the world (such as in Australia, Brazil, Canada, China, Europe and Japan) and there can be no guarantee of success for either party in patent proceedings. For information about third party challenges to patents protecting our products, see Note 27 to the Financial Statements from page 182. For more information on the risks relating to patent litigation and early loss and expiry of patents, please see Risk from page 203.

The basic term of a patent is typically 20 years from the filing of the patent application with the relevant government patent office. However, a product protected by a pharmaceutical patent may not be marketed for several years after filing due to the duration of clinical trials and regulatory approval processes. Patent Term Extensions (PTE) are available in certain major markets, including the EU and the US, to compensate for these delays. The term of the PTE can vary from zero to five years depending on the time taken to obtain any marketing approval. The maximum patent term, when including PTE, cannot exceed 15 years (EU) or 14 years (US) from the first marketing authorisation.

Patent expiries

The tables on pages 201 and 202 set out certain patent expiry dates and sales for our key marketed products.

Other exclusivities

In addition to patent protection, regulatory data protection (RDP or ‘data exclusivity’) is an important IP right, which arises in respect of data which is required to be submitted to regulatory authorities to obtain marketing approvals for our medicines. Significant investment is required to generate such data (for example, through conducting global clinical trials) and this proprietary data is protected from use by third parties (such as generic manufacturers) for a number of years in a limited number of countries. The period of such protection, and the extent to which it is respected, differs significantly among countries. RDP is an important protection for our products, and we believe in enforcing our rights to it, particularly as patent rights are increasingly being challenged.

The RDP period starts from the date of the first marketing approval from the relevant regulatory authority and runs parallel to any pending patent protection. RDP generally expires prior to patent expiry in all major markets. If a product takes an unusually long time to secure marketing approval, or if patent protection has not been secured, has expired or has been lost, then RDP may be the sole IP right protecting a product from copying, as generic manufacturers should not be allowed to rely on AstraZeneca’s data to support the generic product’s approval or marketing until the RDP right has expired. In the EU, the RDP period is eight years followed by two years marketing exclusivity. In the US, under the

Biologics License Application process, the FDA will grant 12 years data exclusivity for a new biologic to an innovator manufacturer.

In the US, new chemical entities (NCEs) are entitled to a period of five years exclusivity under the Federal Food, Drug and Cosmetic Act. This period of exclusivity runs parallel to any pending or granted patent protection and starts at the approval of the new application. As with RDP, there are circumstances where this protection could be the sole IP right protecting a product from being copied.

Under orphan drug laws in the EU and US, exclusivity is granted to an innovator who gains approval for a pharmaceutical product developed to treat a rare disease. What qualifies as a rare condition differs between the EU and US, and qualifying orphan drugs are granted ten years market exclusivity in the EU and seven years market exclusivity in the US.

Under the Generating Antibiotics Incentives Now Act, the FDA may grant Qualified Infectious Disease Product (QIDP) status. An antibiotic achieving QIDP status is granted five years exclusivity while QIDPs that are also NCEs (such as AZD0914) are entitled to ten years exclusivity and 12 years if the disease state is an orphan. The period of exclusivity granted to a product with QIDP status runs concurrently with any pending or granted patent protection.

Any of these additional protections may be challenged by competitors or otherwise lost.

Compulsory licensing

Compulsory licensing (the overruling of patent rights to allow patented medicines to be manufactured and sold by other parties) is increasingly part of the access to medicines debate. We recognise the right of developing countries to use the flexibilities in the World Trade Organization’s Agreement on Trade-Related Aspects of Intellectual Property Rights (TRIPS) (including the Doha amendment) in certain circumstances, such as a public health emergency. We believe this should apply only when all other ways of meeting the emergency needs have been considered and where healthcare frameworks and safeguards exist to ensure the medicines reach those who need them.

68	AstraZeneca Annual Report and Form 20-F Information 2014

Strategic Report > Resources Review

Infrastructure

The Group owns and operates R&D and production facilities and conducts sales and marketing activities around the world. These activities are supported by significant information technology and information services resources.

R&D resources

We have approximately 9,000 employees in our R&D organisation in various sites around the world. Our small molecule sites are located in the UK (Alderley Park, Cambridge and Macclesfield), Sweden (Mölndal), the US (Gaithersburg, Maryland and Waltham, Massachusetts), Japan (Osaka) and China (Shanghai). Our biologics sites are located in the UK (Cambridge) and in the US (Gaithersburg, Maryland and Mountain View, California). Our Gaithersburg, Maryland site focuses on late-stage development for small molecules and biologics across our entire portfolio. In March 2014, we announced the sale of our Alderley Park, UK site as part of our plan to focus resources on developing our new global R&D centre in Cambridge, UK. Our strategic expansion in Emerging Markets continues and includes the ongoing growth of our R&D facility in China (Shanghai). In 2014, we closed our R&D site in India (Bangalore).

R&D spend analysis

	2014	2013	2012
Discovery and early-stage development	47%	55%	60%
Late-stage development	53%	45%	40%
Core R&D expenditure[1]	$4,941m	$4,269m	$4,241m

[1]	Reported R&D expenditure was $5.6 billion (2013: $4.8 billion; 2012: $5.2 billion).

In 2014, Core R&D expenditure was $4.9 billion in our R&D organisation (2013: $4.3 billion; 2012: $4.2 billion). In addition, we spent $907 million on acquiring product rights (such as in-licensing) (2013: $635 million; 2012: $5,228 million) and invested $497 million on the implementation of our R&D restructuring strategy (2013: $490 million; 2012: $791 million). The allocations of spend by early-stage and late-stage development are presented in the R&D spend analysis table above.

Manufacturing and supply resources

Our principal small molecule manufacturing facilities are in the UK (Avlon and Macclesfield), Sweden (Gärtuna and Södertälje), the US (Newark, Delaware; Westborough, Massachusetts; and West Chester, Ohio), China (Wuxi and Taizhou), Russia (Vorsino), France (Reims and Dunkerque), Japan (Maihara), Australia (North Ryde), Indonesia (Jakarta), Egypt (Cairo), India (Bangalore), Puerto Rico (Canóvanas), Germany (Wedel), Mexico (Lomas Verdes), Brazil (Cotia) and Argentina (Buenos Aires).

We operate sites for the manufacture of APIs in the UK and Sweden, complemented by the efficient use of external sourcing. Our principal tablet and capsule formulation sites are in the UK, Sweden, Puerto Rico and the US. We also have major formulation sites for the global supply of parenteral and/ or inhalation products in Sweden, France, Australia and the UK.

For biologics, our principal commercial manufacturing facilities are in the US (Frederick, Maryland and greater Philadelphia, Pennsylvania), the UK (Speke), and the Netherlands (Nijmegen) with capabilities in process development, manufacturing and distribution of biologics, including global supply of MAbs and influenza vaccines.

At the end of 2014, approximately 10,200 people at 25 sites in 16 countries were working on the manufacture and supply of our products.

Information technology and information services resources

At the end of 2014, our IT organisation comprised approximately 1,400 people across our sites in the UK (Alderley Park and Macclesfield), Sweden (Södertälje and Mölndal), the US (Wilmington, Delaware and Gaithersburg, Maryland), and our new technology centre in India (Chennai), together with people embedded in our R&D and Operations sites, and our key marketing companies.

In the beginning of 2014, we launched a wide-ranging IT Transformation Programme to better support our business priorities. We have made various changes to our operating model and organisational structure to improve efficiency, responsiveness and innovation.

Our IT vision is to deliver world-class performance in terms of speed, quality, cost and innovation. Achieving this requires improving our current performance significantly while reducing our overall spend. Success in achieving our vision will be measured by metrics, which include customer satisfaction, the number of severe/business impacting incidents, the speed with which we respond to and mitigate such incidents, and project delivery and cost (absolute and as a percentage of revenue) as compared with industry benchmarks.

Protecting our IT systems, IP and confidential information against cyberattacks is a key concern. As such, our IT organisation works to develop and implement robust, effective and agile risk-based approaches to protect our resources and keep pace with the rapidly evolving cybersecurity risk landscape. To help protect against cybercrime, we have adopted a comprehensive cybersecurity process and policy, which we regularly review and update. Also, we continuously monitor our systems and data with sophisticated technology, a team of skilled IT personnel and various other resources. We also educate employees regarding cybercrime, internet use and best practices to mitigate the risk of an attack.

AstraZeneca Annual Report and Form 20-F Information 2014	69

Strategic Report

Financial Review

Contents

70	Introduction

71	Business background and results overview

72	Measuring performance

73	Results of operations – summary analysis of year to 31 December 2014

75	Cash flow and liquidity

77	Financial position

80	Capitalisation and shareholder return

81	Future prospects

81	Financial risk management

82	Critical accounting policies and estimates

85	Sarbanes-Oxley Act Section 404

Our financial performance in 2014 reflected continued progress from our growth platforms, which grew 15% in the year and now contribute 53% of total revenue. Brilinta/Brilique showed steady progress globally and diabetes growth was strong, with a successful Farxiga/Forxiga launch and good US Bydureon Pen uptake, building further momentum since the acquisition of BMS’s share of the global diabetes alliance in February 2014. Emerging Markets were up 12%, with China growth of 22%, making China AstraZeneca’s second largest market.

Investment in business development continued to be an important element in accelerating the return to growth. In addition to the acquisition of the diabetes franchise, the strategic transaction with Almirall in respiratory disease further builds the scope and strength of our respiratory business. Overall, the selective investment in our growth platforms, which balances both strategic initiatives with short-term opportunities, increased Core SG&A costs by 16% to $10.2 billion in 2014.

Core R&D expense in the year was up 15% to $4.9 billion, reflecting the conscious investment in our rapidly expanding late-stage pipeline, which has yielded an industry-leading six NDA/BLA approvals in the year.

Core other income in the year was up 64% at $1.2 billion, with milestone income related to the launch of Nexium OTC being the largest driver of the increase.

Core operating profit fell by 13% to $6.9 billion. Reported operating profit, at $2.1 billion, was adversely affected by fair value and other charges related to the acquisition of BMS’s share of the global diabetes alliance.

Cash generated from operating activities in 2014 was $7.1 billion, as we continued to focus on freeing up cash and improving working capital management. Our robust 2014 balance sheet was reflected in strong investment-grade ratings in the year. We ended the year with net debt of $3.2 billion while maintaining a significant level of cash to give us financial flexibility.

Marc Dunoyer

Chief Financial Officer

70	AstraZeneca Annual Report and Form 20-F Information 2014

Our financial performance in 2014 reflected continued progress from our growth platforms, which grew 15% in the year and now contribute 53% of total revenue.”

The purpose of this Financial Review is to provide a balanced and comprehensive analysis of the financial performance of the business during 2014, the financial position as at the end of the year, and the main business factors and trends that could affect the future financial performance of the business.

All growth rates in this Financial Review are expressed at CER unless noted otherwise.

Business background and results overview

The business background is covered in the Marketplace section from page 14, the Therapy Area Review from page 32 and the Geographical Review from page 220, and describes in detail the developments in both our products and the geographical regions in which we operate.

As described earlier in this Annual Report, sales of our products are directly influenced by medical need and are generally paid for by health insurance schemes or national healthcare budgets. Our operating results can be affected by a number of factors other than the delivery of operating plans and normal competition, such as:

>	The risk of competition from generics following loss of patent protection or patent expiry of one of our products or an ‘at risk’ launch by a competitor or the launch of a generic competitor in the same class as one of our products, with the potential adverse effects on sales volumes and prices. Details of patent expiries for our key marketed products are included in Patent Expiries from page 201.
>	The adverse impact on pharmaceutical prices as a result of the macroeconomic and regulatory environment. For instance, although there is no direct governmental control on prices in the US, action from federal and state programmes and health insurance bodies is leading to downward pressures on realised prices. In other parts of the world, there are a variety of price and volume control mechanisms and retrospective rebates based on sales levels that are imposed by governments.
>	The timings of new product launches, which can be influenced by national regulators, and the risk that such new products do not succeed as anticipated, together with the rate of sales growth and costs following new product launches.
>	Currency fluctuations. Our functional and reporting currency is the US dollar, but we have substantial exposures to other currencies, in particular the euro, Japanese yen, pound sterling, Chinese renminbi and Swedish krona.
>	Macro factors such as greater demand from an ageing population and increasing requirements of Emerging Markets.

Over the longer term, the success of our R&D is crucial and we devote substantial resources to this area. The benefits of this investment are expected to emerge over the long term and there is considerable inherent uncertainty as to whether and when it will generate future products.

The most significant features of our financial results in 2014 are:

>	Revenue up 3% to $26,095 million (Actual: 1%).
>	A change in accounting related to the US Branded Pharmaceutical Fee reduced revenue by $113 million; excluding this effect, CER growth would have been 4%.
>	Revenues of our growth platforms increased 15% in 2014 and constituted 53% of our total revenue, with
–	Brilinta/Brilique up 70%, reflecting continued global progress.
–	Diabetes up 139%, reflecting 100% ownership of the diabetes franchise, the strong Farxiga/Forxiga launch and good uptake of new Bydureon Pen in the US.
–	Respiratory up 10%, with Emerging Markets growth of 27% and decelerating US growth of 15%.
–	Emerging Markets up 12%, with China growth of 22%, making China AstraZeneca’s second largest market.
–	Japan down 3% due to mandated biennial price cuts, increased use of generics and a Nexium recall in the fourth quarter.
>	Core operating profit was down 13% (Actual: 17%) to $6,937 million, as we invested in our growth platforms and accelerated pipeline.
>	Reported operating profit was down 31% (Actual: 42%) to $2,137 million. Total restructuring costs associated with the global programme to reshape the cost base of our business were $1,558 million in 2014.
>	Core operating margin of 26.6% of revenue was down 5.0 percentage points (Actual: 6.0 percentage points). Reported operating margin was 8.2% of revenue.
>	Core EPS for the full year was $4.28, down 8% (Actual: 15%). The smaller decline compared with Core operating profit was largely due to a lower tax rate. Reported EPS was down 34% (Actual: 52%) to $0.98.
>	Dividends paid increased to $3,521 million (2013: $3,461 million).

AstraZeneca Annual Report and Form 20-F Information 2014	71

Strategic Report

Financial Review continued

Measuring performance

The following measures are referred to in this Financial Review when reporting on our performance both in absolute terms, but more often in comparison to earlier years:

>	Reported performance. Reported performance takes into account all the factors (including those which we cannot influence, principally currency exchange rates) that have affected the results of our business, as reflected in our Group Financial Statements prepared in accordance with IFRSs as adopted by the EU and as issued by the IASB.
>	Core financial measures. These are non-GAAP measures because, unlike Reported performance, they cannot be derived directly from the information in the Group’s Financial Statements. These measures are adjusted to exclude certain significant items, such as
–	amortisation and impairment of intangibles, including impairment reversals but excluding any charges relating to IT assets
–	charges and provisions related to our global restructuring programmes (this will include such charges that relate to the impact of our global restructuring programmes on our capitalised IT assets)
–	other specified items, principally comprising legal settlements and acquisition-related costs, which include fair value adjustments and the imputed finance charge relating to contingent consideration.

In determining the adjustments to arrive at the Core result, we use a set of established principles relating to the nature and materiality of individual items or groups of items, excluding, for example, events that (i) are outside the normal course of business, (ii) are incurred in a pattern that is unrelated to the trends in the underlying financial performance of our ongoing business, or (iii) are related to major acquisitions, to ensure that investors’ ability to evaluate and analyse the underlying financial performance of our ongoing business is enhanced. See the 2014 Reconciliation of Reported results to Core results table on the opposite page for a reconciliation of Reported to Core performance.

>	Constant exchange rate (CER) growth rates. These are also non-GAAP measures. These measures remove the effects of currency movements (by retranslating the current year’s performance at previous year’s exchange rates and adjusting for other exchange effects, including hedging). A reconciliation of the Reported results adjusted for the impact of currency movements is provided in the 2014 Reported operating profit table on the page opposite.
>	Gross and operating margin percentages. These measures set out the progression of key performance margins and illustrate the overall quality of the business.
>	Prescription volumes and trends for key products. These measures can represent the real business growth and the progress of individual products better and more immediately than invoiced sales.
>	Net funds/debt. This represents our cash and cash equivalents, current investments and derivative financial instruments less interest-bearing loans and borrowings.

CER measures allow us to focus on the changes in sales and expenses driven by volume, prices and cost levels relative to the prior period. Sales and cost growth expressed in CER allows management to understand the true local movement in sales and costs, in order to compare recent trends and relative return on investment. CER growth rates can be used to analyse sales in a number of ways but, most often, we consider CER growth by products and groups of products, and by countries and regions. CER sales growth can be further analysed into the impact of sales volumes and selling price. Similarly, CER cost growth helps us to focus on the real local change in costs so that we can manage the cost base effectively.

We believe that disclosing Core financial and growth measures, in addition to our Reported financial information, enhances investors’ ability to evaluate and analyse the underlying financial performance of our ongoing business and the related key business drivers. The adjustments made to our Reported financial information in order to show Core financial measures illustrate clearly, on a year-on-year or period-by-period basis, the impact on our performance caused by factors such as changes in sales and expenses driven by volume, prices and cost levels relative to such prior years or periods.
As shown in the 2014 Reconciliation of Reported results to Core results table on the page opposite, our reconciliation of Reported financial information to Core financial measures includes a breakdown of the items for which our Reported financial information is adjusted and a further breakdown by specific line item as such items are reflected in our Reported income statement. This illustrates the significant items that are excluded from Core financial measures and their impact on our Reported financial information, both as a whole and in respect of specific line items.

Management presents these results externally to meet investors’ requirements for transparency and clarity. Core financial measures are also used internally in the management of our business performance, in our budgeting process and when determining compensation.

Core financial measures are non-GAAP measures. All items for which Core financial measures are adjusted are included in our Reported financial information as they represent actual costs of our business in the periods presented. As a result, Core financial measures merely allow investors to differentiate between different kinds of costs and they should not be used in isolation. You should also refer to our Reported financial information in the 2014 Reported operating profit table on the page opposite, our reconciliation of Core financial measures to Reported financial information in the Reconciliation of Reported results to Core results table on the page opposite, and to the Results of operations – summary analysis of year to 31 December 2013 section from page 229 for our discussion of comparative Actual growth measures that reflect all factors that affect our business. Our determination of non-GAAP measures, and our presentation of them within this financial information, may differ from similarly titled non-GAAP measures of other companies.

The SET retains strategic management of the costs excluded from Reported financial information in arriving at Core financial measures, tracking their impact on Reported operating profit and EPS, with operational management being delegated on a case-by-case basis to ensure clear accountability and consistency for each cost category.

72	AstraZeneca Annual Report and Form 20-F Information 2014

Results of operations – summary analysis of year to 31 December 2014

2014 Reported operating profit

	2014			2013	Percentage of sales		2014 compared with 2013
			Growth
			due to
		CER	exchange		Reported	Reported	CER	Actual
	Reported	growth	effects	Reported	2014	2013	growth	growth
	$m	$m	$m	$m	%	%	%	%
Revenue	26,095	833	(449)	25,711			3	1
Cost of sales	(5,842)	(572)	(9)	(5,261)	(22.4)	(20.5)	11	11
Gross profit	20,253	261	(458)	20,450	77.6	79.5	1	(1)
Distribution costs	(324)	(23)	5	(306)	(1.2)	(1.2)	7	6
Research and development	(5,579)	(716)	(42)	(4,821)	(21.4)	(18.7)	15	16
Selling, general and administrative costs	(13,000)	(896)	102	(12,206)	(49.8)	(47.5)	7	7
Other operating income and expense	787	218	(26)	595	3.0	2.3	37	32
Operating profit	2,137	(1,156)	(419)	3,712	8.2	14.4	(31)	(42)
Net finance expense	(885)			(445)
Share of after tax losses of joint ventures	(6)			–
Profit before tax	1,246			3,267
Taxation	(11)			(696)
Profit for the period	1,235			2,571

Basic earnings per share ($)	0.98			2.04
2014 Reconciliation of Reported results to Core results
			Intangible	Acquisition of				Core* 2014
			amortisation	BMS’s share	Legal		compared with 2013
	2014	Restructuring	and	of diabetes	provisions	2014	CER	Actual
	Reported	costs	impairments	alliance	and other	Core *	growth	growth
	$m	$m	$m	$m	$m	$m	%	%
Gross profit	20,253	107	701	146	–	21,207	3	1
Gross margin %	77.6%					81.3%
Distribution costs	(324)	–	–	–	–	(324)	7	6
Research and development	(5,579)	497	141	–	–	(4,941)	15	16
Selling, general and administrative costs	(13,000)	662	811	932	379	(10,216)	16	15
Other operating income and expense	787	292	230	–	(98)	1,211	64	61
Operating profit	2,137	1,558	1,883	1,078	281	6,937	(13)	(17)
Operating margin %	8.2%					26.6%

Net finance expense	(885)	–	–	345	47	(493)
Taxation	(11)	(255)	(376)	(356)	(42)	(1,040)
Basic earnings per share ($)	0.98	1.03	1.19	0.85	0.23	4.28

* Each of the measures in the Core column in the above table is a non-GAAP measure.

As detailed above, all growth rates in this section are expressed at CER unless noted otherwise.

Revenue for the year was up 3% at CER to $26,095 million (up 1% on an Actual basis). Accelerating performance of the Group’s growth platforms (as defined on page 11) more than offset the impact of volume erosion on mature brands including Nexium in the US and pricing pressures in Established Markets. Excluding the additional revenue from the acquisition of BMS’s share of the global diabetes alliance and the impact of the US Branded Pharmaceutical Fee restatement as detailed below, revenue was stable.

US revenue was up 4% (Actual: 4%) to $10,120 million, with Europe down 1% (Actual: flat) at $6,638 million. Established ROW was down 4% (Actual: 12%) at $3,510 million. Emerging Markets were up 12% (Actual: 8%) to $5,827 million, mainly driven by growth in China of 22% (Actual: 22%) to $2,242 million. China became our second largest market in 2014. Further details of our sales performance are contained in the Geographical Review from page 220.

In mid 2014, the US Internal Revenue Service issued final regulations that affected how the annual US Branded Pharmaceutical

Fee, imposed by the healthcare reform legislation in 2010, is recognised. Under the new regulations, the fee will be based on actual sales in the current year, which necessitated an additional year’s charge to be recognised in 2014. In line with other pharmaceutical industry peers, we previously accrued for this charge based on prior year’s sales and recorded the charge as a cost in SG&A. The final regulation has two impacts on the Group’s results:

AstraZeneca Annual Report and Form 20-F Information 2014	73

Strategic Report

Financial Review continued

>	As the fee is now calculated on actual sales in the current year, AstraZeneca considers it more appropriate to account for the fee as a deduction from Revenue rather than a charge to SG&A. The new legislation is effective from July 2014 and, therefore, AstraZeneca has treated the charge for the period since July 2014 as a deduction from Revenue rather than as a cost in SG&A. In 2014, this had the effect of reducing revenue by $113 million. This presentational change to the income statement had no impact on earnings for the year.
>	We recorded a catch-up full annual charge to SG&A, reflecting this new basis, in 2014. The additional year’s charge was excluded from Core financial measures as detailed below.

Core gross margin as a percentage of revenue was 81.3% in the year, 0.4 percentage points lower than last year at CER (Actual: 0.7 percentage points), as the effect of an unfavourable product mix, including additional costs associated with the diabetes brands, more than offset the benefit of a lower Crestor royalty.

Core R&D expense in the year was up 15% (Actual: 16%) to $4,941 million, reflecting increased spend on our late-stage pipeline.

Expenditures in Core SG&A were up 16% (Actual: 15%) to $10,216 million, driven by investments in sales and marketing dedicated to the Group’s growth platforms. The acquisitions of BMS’s share of the diabetes alliance and the rights to Almirall’s respiratory franchise added approximately 4,100 employees. We have approximately 34,800 employees working in Sales and Marketing compared to 29,600 in the prior year. The selective investment in our growth platforms is partially funded by a decline in G&A costs during the year.

Core other income in the year was up 64% (Actual: 61%) at $1,211 million which, in addition to royalty income of $586 million, includes milestone income of $200 million on the US launch and $50 million on the European launch of Nexium OTC, and $80 million of income in relation to the Japanese launch of Forxiga.

Core operating profit in the year was down 13% to $6,937 million. Core operating margin was 26.6% of revenue, down 5.0 percentage points (Actual: 6.0 percentage points). The decline in Core operating profit was greater than the decline in revenue primarily due to expenditure associated with the Group’s key growth platforms and strengthened pipeline.

Core EPS was $4.28, down 8% compared with last year (Actual: 15%). The smaller decline in Core EPS compared with Core operating profit was largely due to a lower tax rate. This favourable tax effect was partially offset by an increase in the number of shares outstanding and a marginally higher Core finance expense in the year compared with the prior year.

Pre-tax adjustments to arrive at Core profit before tax amounted to $5,192 million in 2014 (2013: $4,678 million), comprising $4,800 million adjustments to operating profit (2013: $4,678 million) and $392 million to net finance expenses (2013: $nil). Excluded from Core results were:

>	Restructuring costs totalling $1,558 million (2013: $1,421 million), incurred as the Group continued the fourth phase of restructuring announced in March 2013. Restructuring costs included a $292 million loss on disposal of our Alderley Park site. Further details of our restructuring programme are given below.
>	Amortisation totalling $1,784 million (2013: $1,591 million) relating to intangible assets, except those related to IT and our acquisition of BMS’s share of the global diabetes alliance (which are separately detailed below). The increase was driven by amortisation charges in connection with our Merck exit arrangements. Further information on our intangible assets is contained in Note 9 to the Financial Statements from page 153.
>	Intangible impairment charges of $99 million (2013: net $1,712 million, including a $1,758 million impairment relating to Bydureon). Further details relating to intangible asset impairments are included in Note 9 to the Financial Statements from page 153.
>	Costs associated with our acquisition of BMS’s share of the global diabetes alliance amounting to $1,423 million. Included within this are $407 million of amortisation charges, a contingent consideration fair value uplift charge of $529 million reflecting higher expected diabetes portfolio revenues following the successful integration of the newly acquired elements, and $345 million of interest charges relating to a discount unwind on contingent consideration arising on the acquisition (as detailed in Note 18 to the Financial Statements on page 161).
>	Net legal provisions and other charges of $328 million (2013: income of $46 million), including a $201 million charge for the additional year’s US Branded Pharmaceutical Fee (as detailed above) and $47 million discount unwind charges relating to contingent consideration arising on our other business combinations (as detailed in Note 18 to the Financial Statements on page 161).

Reported operating profit for the year was down 31% at CER (Actual: 42%) to $2,137 million. Reported EPS was down 34% (Actual: 52%) to $0.98. The larger declines compared with the respective Core financial measures are mainly the result of our enhanced business acquisition activities, including our acquisition of BMS’s share of the global diabetes alliance, offset by reduced impairment charges in 2014.

Reported net finance expense was $885 million (2013: $445 million). The increase was driven by $453 million (2013: $nil) for discount unwinds on contingent consideration arising on business combinations ($391 million) and other long-term liabilities ($62 million).

The Reported taxation charge of $11 million (2013: $696 million), consisted of a current tax charge of $872 million (2013: $1,398 million) and a credit arising from movements on deferred tax of $861 million (2013: $702 million). The current tax charge includes a prior period current tax credit of $109 million (2013: charge of $46 million).

The tax paid for the year was $1,201 million, which is 96% of Reported profit and 19% of Core profit.

The Reported tax rate for the year was 0.9% (2013: 21.3%). This Reported tax rate of 0.9% was impacted by a one-off benefit of $117 million in respect of the intergovernmental agreement of a transfer pricing matter, the non-Core impact of the revaluation of the fair value of contingent consideration arising on business combinations (charge of $512 million with related tax credit of $157 million), and the benefit of the UK Patent Box legislation ($35 million). Excluding these effects, the Reported tax rate for the year would have been 18.2%. The Core tax rate for the year was 16.2%. Excluding the benefit from the transfer pricing agreement and Patent Box,

74	AstraZeneca Annual Report and Form 20-F Information 2014

the Core tax rate would have been 18.5%. Further details relating to movements in our taxation balances are included in Note 4 to the Financial Statements from page 145.

Reported post tax profit for the year was $1,235 million, a decrease of 34% (Actual: 52%). Reported EPS was down 34% (Actual: 52%) to $0.98.

Total comprehensive income decreased by $2,729 million from the prior year, resulting in a loss of $271 million. This was driven by the decrease in profit for the year of $1,336 million, and a decrease of $1,393 million in other comprehensive income driven by movements in exchange rates in our consolidated results of $1,352 million, principally due to the strengthening of the US dollar against pound sterling, the euro and krona, and losses on the remeasurement of our defined benefit pension liability of $766 million in accordance with the requirements of IAS 19 ‘Employee Benefits’ (driven by a reduction in the discount rate applied to our pension liabilities partially offset by actuarial gains on our scheme assets).

Restructuring

Since 2007, we have undertaken significant efforts to restructure and reshape our business to improve long-term competitiveness. The first phase was completed in 2009. The second phase began in 2010 and the restructuring actions were completed in 2011.

In March 2013, we announced a restructuring programme which was combined with the third phase of the programme announced in February 2012 to create a combined Phase 4 programme. It initially entailed an estimated global headcount reduction of about 5,050 over the 2013 to 2016 period. The combined programme of changes was estimated to incur $2.3 billion in one-time restructuring charges, of which $1.7 billion were expected to be cash costs. The overall Phase 4 programme remains on track to deliver approximately $800 million anticipated annual benefits by the end of 2016.

The Phase 4 programme was expanded in 2013 to include additional activities, such as a transformation of our IT organisation and infrastructure, the exit of R&D activities in Bangalore, India, and the exit from branded generics in certain Emerging Markets to further reduce costs and increase flexibility. When completed, the expansion of the restructuring programme is expected to deliver a further $300 million in annual benefits by the end of 2016, bringing total anticipated annualised benefits of the Phase 4 programme to $1.1 billion. Total incremental programme costs from these new initiatives were estimated to be $700 million, of which $600 million is cash, bringing the total anticipated cost of our Phase 4 programme to $3.2 billion. The expansion of the programme is estimated to affect approximately 550 positions, bringing the total global headcount reduction under the Phase 4 programme to around 5,600 over the 2013 to 2016 period.

Restructuring charges of $1,558 million were taken in 2014. The Group is making good progress in implementing the fourth phase of restructuring announced in the first quarter of 2013 and the expansion of this programme announced in the first half of 2014. In addition to costs of this programme, the restructuring charge for the year includes $261 million incurred on integration of businesses acquired in the year and as a result of our decision to exit the Westborough site.

Final estimates for programme costs, benefits and headcount impact in all functions are subject to completion of the requisite consultation in the various areas. Our priority as we undertake these restructuring initiatives is to work with our affected employees on the proposed changes, acting in accordance with relevant local consultation requirements and employment law.

Cash flow and liquidity – 2014

All data in this section is on a Reported basis.

Summary cash flows

	2014	2013	2012
	$m	$m	$m
Net funds/(debt) brought forward at 1 January	39	(1,369)	2,849
Earnings before interest, tax, depreciation, amortisation and impairment (EBITDA)	5,419	8,295	10,666
Movement in working capital and short-term provisions	2,508	166	(706)
Tax paid	(1,201)	(844)	(2,043)
Interest paid	(533)	(475)	(545)
Non-cash and other movements	865	258	(424)
Net cash available from operating activities	7,058	7,400	6,948
Purchase of intangibles (net)	(1,740)	(1,281)	(3,947)
Upfront payments on business acquisition	(3,804)	(1,158)	(1,187)
Payment of contingent consideration on business acquisitions	(657)	–	–
Other capital expenditure (net)	(924)	(673)	(473)
Investments	(7,125)	(3,112)	(5,607)
Dividends	(3,521)	(3,461)	(3,665)
Net share proceeds/(repurchases)	279	482	(2,206)
Distributions	(3,242)	(2,979)	(5,871)
Other movements	47	99	312
Net (debt)/funds carried forward at 31 December	(3,223)	39	(1,369)

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Net funds/debt reconciliation

	2014	2013	2012
	$m	$m	$m
Cash and cash equivalents	6,360	9,217	7,701
Short-term investments	795	796	823
Net derivative financial instruments	465	402	417
Cash, short-term investments and derivatives	7,620	10,415	8,941
Overdraft and short-term borrowings	(1,486)	(992)	(879)
Finance leases	(108)	(102)	(84)
Current instalments of loans	(912)	(766)	–
Loans due after one year	(8,337)	(8,516)	(9,347)
Loans and borrowings	(10,843)	(10,376)	(10,310)
Net (debt)/funds	(3,223)	39	(1,369)

Net cash generated from operating activities was $7,058 million in the year ended 31 December 2014, compared with $7,400 million in 2013. Reductions in working capital partially offset the lower operating profit and higher tax payments.

Working capital movements were principally driven by general increases in trade payables and accruals as a result of our increased R&D and SG&A spend, an increase in the US rebate and chargeback liabilities as described on page 82, an additional year’s Branded Pharmaceutical Fee and a reduction in trade receivables principally in Japan and the US.

Non-cash and other movements include $512 million relating to fair value adjustments on contingent consideration arising from business combinations.

Investment cash outflows of $7,125 million (2013: $3,112 million) included $3,804 million (2013: $1,158 million) on completion of business acquisitions, inclusive of BMS’s share of the global diabetes alliance

($2,703 million), the rights to Almirall’s respiratory franchise ($876 million) and the acquisition of Definiens ($150 million). The comparative period of 2013 included payments on the completion of the acquisitions of Pearl Therapeutics, Omthera, Amplimmune and Spirogen. Further details of our 2014 business acquisitions and their impact on our cash flows and balance sheet are given below. Investment cash outflows also include $657 million (2013: $nil) of payments against contingent consideration arising on business combinations and $1,740 million (2013: $1,316 million) for the purchase of other intangible assets, which included a $409 million payment to Merck on the consummation of our Second Option (as detailed in Note 9 to the Financial Statements from page 153) and $310 million on the settlement of pre-existing launch- and sales-related milestones with BMS (as detailed in Note 24 to the Financial Statements on page 170).

Net cash distributions to shareholders were $3,242 million (2013: $2,979 million), through dividends of $3,521 million (2013:

$3,461 million) partially offset by proceeds from the issue of shares of $279 million (2013: $482 million) due to the exercise of share options.

At 31 December 2014, outstanding gross debt (interest-bearing loans and borrowings) was $10,843 million (2013: $10,376 million). Of the gross debt outstanding at 31 December 2014, $2,446 million is due within one year (2013: $1,788 million).

Net debt at 31 December 2014 was $3,223 million, compared to a net funds position of $39 million at the beginning of the year, as a result of the net cash outflow as described above.

Off-balance sheet transactions and commitments

We have no off-balance sheet arrangements and our derivative activities are non-speculative. The table below sets out our minimum contractual obligations at the year end.

Payments due by period

	Less than			Over	2014	2013
	1 year	1-3 years	3-5 years	5 years	Total	Total
	$m	$m	$m	$m	$m	$m
Bank loans and other borrowings[1]	2,978	2,552	1,596	10,135	17,261	17,015
Finance leases	45	76	9	–	130	119
Operating leases	100	150	97	91	438	450
Contracted capital expenditure	438	–	–	–	438	481
Total	3,561	2,778	1,702	10,226	18,267	18,065

1   Bank loans and other borrowings include interest charges payable in the period, as detailed in Note 25 to the Financial Statements on page 175.

76	AstraZeneca Annual Report and Form 20-F Information 2014

Financial position – 2014

All data in this section is on a Reported basis.

Summary statement of financial position

	2014	Movement	2013	Movement	2012
	$m	$m	$m	$m	$m
Property, plant and equipment	6,010	192	5,818	(271)	6,089
Goodwill and intangible assets	32,531	6,503	26,028	(318)	26,346

Inventories	1,960	51	1,909	(152)	2,061
Trade and other receivables	8,344	(1,402)	9,746	1,765	7,981
Trade and other payables	(19,877)	(7,163)	(12,714)	(2,492)	(10,222)
Provisions	(1,107)	282	(1,389)	(45)	(1,344)

Net income tax payable	(2,025)	557	(2,582)	(523)	(2,059)
Net deferred tax liabilities	(577)	1,045	(1,622)	(157)	(1,465)

Retirement benefit obligations	(2,951)	(690)	(2,261)	10	(2,271)

Non-current other investments	502	221	281	82	199
Investment in joint ventures	59	59	–	–	–
Net (debt)/funds	(3,223)	(3,262)	39	1,408	(1,369)
Net assets	19,646	(3,607)	23,253	(693)	23,946

In 2014, net assets decreased by $3,607 million to $19,646 million. The decrease in net assets is broadly due to dividends of $3,532 million and adverse movements on exchange taken to reserves of $1,352 million, partially offset by the Group profit of $1,235 million.

Business combinations

In 2014, we completed three business combinations

>	The acquisition of BMS’s share of the global diabetes alliance
>	The acquisition of the rights to Almirall’s respiratory franchise
>	The acquisition of Definiens.

These acquisitions had a significant effect on the Group’s balance sheet (and the results for the year as detailed above). Assets and liabilities acquired, and consideration for the acquisitions, are summarised overleaf.

Each acquisition included elements of consideration that are contingent on future development and/or sales milestones, with both the diabetes and respiratory acquisitions also including royalty payments linked to future revenues. Our agreement with BMS provides for potential further payments of up to $1.4 billion for future regulatory, launch- and sales-related milestones, and various sales-related royalty payments up until 2025. Our transaction with Almirall includes further payments of up to $1.2 billion for future development, launch, and sales-related milestones and various other sales-related payments. All these future payments are treated as contingent consideration on our balance sheet, and are fair-valued using decision tree analyses, with key inputs including the probability of success, the potential for delays and the expected levels of future revenues. The fair value is updated at each balance sheet reporting date to reflect our latest estimate of the probabilities of these key inputs. Given the long-term nature of our contingent consideration payments, the fair value calculation includes the discounting of future potential payments to their present value using discount rates appropriate to the period over which payments are likely to be made. Both the unwind of this discount, and any movements of the fair value of the underlying future payments, can result in significant income statement movements. As detailed in the Results of operations section on page 74, these movements are treated as non-Core items in our income statement analysis. In 2014, we recorded an interest charge of $391 million on the discount unwind on contingent consideration arising on our business combinations, and a net fair value uplift on contingent consideration of $512 million (which resulted in a charge to our income statement for the same amount) driven, principally, by an improved forecast for revenues for our diabetes franchise following the successful integration of BMS’s share of the former diabetes alliance. At 31 December 2014, the contingent consideration amount held on the balance sheet amounted to $6,899 million (2013: $514 million), as detailed in Note 18 to the Financial Statements on page 161. Further details of the business combinations, including the strategic background to the transactions, and details of certain ongoing relationships with BMS, are included in Note 24 to the Financial Statements from page 170.

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Financial Review continued

	Fair values on acquisition
	BMS’s share of	Rights to Almirall’s	Definiens
	diabetes alliance	respiratory franchise	Group	Total
	$m	$m	$m	$m
Assets acquired:
Non-current assets
Property, plant and equipment	478	37	–	515
Goodwill	1,530	311	–	1,841
Intangible assets	5,746	1,400	355	7,501
Current assets	480	24	–	504
Current liabilities	(278)	(2)	–	(280)
Non-current liabilities	(84)	(11)	(117)	(212)
Total assets	7,872	1,759	238	9,869

Consideration:
Upfront cash paid	2,703	878	150	3,731
Contingent consideration	5,169	881	88	6,138
Total consideration	7,872	1,759	238	9,869

Property, plant and equipment

Property, plant and equipment increased by $192 million to $6,010 million. Additions of $1,607 million (2013: $816 million), including $515 million (2013: $8 million) arising on business combinations, were offset by depreciation of $776 million (2013: $906 million) and disposals of $582 million (2013: $82 million). Property, plant and equipment also increased due to the transfer of a prepayment balance of $350 million, which related to amounts paid to BMS for fixed assets under our previous joint operation with BMS; with the acquisition of BMS’s interest in the diabetes franchise we acquired the underlying property, plant and equipment to which this prepayment related.

Goodwill and intangible assets

The Group’s goodwill of $11,550 million (2013: $9,981 million) principally arose on the acquisition of MedImmune in 2007 and the restructuring of our US joint venture with Merck in 1998. Goodwill of $1,841 million arising on our acquisitions of BMS’s share of the global diabetes alliance ($1,530 million) and the rights to Almirall’s respiratory franchise ($311 million), as detailed in Note 24 to the Financial Statements from page 170, was capitalised in 2014.

Intangible assets amounted to $20,981 million at 31 December 2014 (2013: $16,047 million). Intangible asset additions were $8,548 million in 2014 (2013: $3,217 million), including product and other rights acquired in our acquisitions of $7,501 million (2013: $2,416 million). Amortisation in the year was $2,384 million (2013: $1,779 million). Impairment charges in the year amounted to $122 million (2013: $2,082 million).

Further details of our additions to intangible assets, and impairments recorded, are included in Note 9 to the Financial Statements from page 153.

Receivables, payables and provisions

Trade receivables decreased by $752 million to $4,762 million principally driven by reductions in Japan and the US.

Prepayments and accrued income decreased by $928 million. As detailed in our 2013 Annual Report, in 2013, we modified the royalty structure under our global licence agreement for Crestor, which was amended to include fixed minimum and maximum annual royalty payments to Shionogi. These future royalties were recognised within payables and as a prepayment. The reduction in prepayments in 2014 is driven by the payment of one year’s royalties under this revised agreement, along with a transfer of $350 million from prepayments to property, plant and equipment as detailed above.

Trade and other payables increased by $7,163 million in 2014 to $19,877 million, with increases of $993 million in trade payables, $677 million of rebates and chargebacks, and $5,781 million in other payables, including an increase of $6,385 million in contingent consideration offset by a reduction of one year’s Shionogi royalty payments. The increase in trade payables was driven by our increased in-year R&D and SG&A spend in the latter part of the year. The rebates and chargebacks balance includes an additional year’s US Branded Pharmaceutical Fee. The increase in contingent consideration is shown in the table below.

The decrease in provisions of $282 million in 2014 included $633 million of cash payments, partially offset by $434 million of additional charges recorded in the year. Included within the $434 million of charges for the year were $254 million for our global restructuring initiative and $91 million in respect of legal charges. Cash payments included $472 million for our global

	Acquisition of BMS’s
	share of diabetes
	alliance	Other	Total
	$m	$m	$m
At 1 January 2014	–	514	514
Acquisitions	5,169	969	6,138
Settlements	(657)	–	(657)
Revaluations	529	(17)	512
Discounting	345	46	391
Foreign exchange	–	1	1
At 31 December 2014	5,386	1,513	6,899

78	AstraZeneca Annual Report and Form 20-F Information 2014

restructuring programme. Further details of the charges made against provisions are contained in Notes 19 and 27 to the Financial Statements on page 162, and 182 to 187, respectively.

Tax payable and receivable

Net income tax payable has decreased by $557 million to $2,025 million, principally due to cash tax timing differences, foreign exchange and a $117 million adjustment in respect of prior periods following the settlement of the inter-governmental agreement of a transfer pricing matter. The tax receivable balance of $329 million (2013: $494 million) comprises tax owing to AstraZeneca from certain governments expected to be received on settlements of transfer pricing audits and disputes (see Note 27 to the Financial Statements from page 182) and cash tax timing differences. Net deferred tax liabilities decreased by $1,045 million in the year mainly due to a reversal of taxable temporary differences. Additional information on the movement in deferred tax balances is contained in Note 4 to the Financial Statements from page 145.

Retirement benefit obligations

Net retirement benefit obligations increased by $690 million in 2014. Employer contributions to the pension scheme of $184 million and beneficial exchange movements of $268 million were offset by service cost charges of $221 million, net financing costs of $92 million and net remeasurement adjustments of $766 million, driven by a reduction in the discount rate applied to our pension liabilities under IAS 19 partially offset by actuarial gains on our scheme assets.

Approximately 97% of the Group’s obligations are concentrated in the UK, the US, Sweden and Germany. In recent years, the Group has undertaken several initiatives to reduce its net pension obligation exposure. For the UK defined benefit pension scheme, which is AstraZeneca’s largest defined benefit scheme, these initiatives have included agreeing funding principles for cash contributions to be paid into the UK pension scheme to target a level of assets in excess of the current expected cost of providing benefits, and, in 2010, amendments to the scheme to freeze pensionable pay at 30 June 2010 levels. In addition to the cash contributions to be paid into the UK pension scheme, AstraZeneca makes contributions to an escrow account, which is held outside the pension scheme. The escrow account assets are payable to the fund in agreed circumstances, for example, in the event of AstraZeneca and the pension fund trustee agreeing a change to the current long-term investment strategy.

Further details of the Group’s pension schemes are included in Note 20 to the Financial Statements from page 162.

Commitments and contingencies

The Group has commitments and contingencies that are accounted for in accordance with the accounting policies described in the Financial Statements in the Group Accounting Policies section from page 138. The Group also has taxation contingencies. These are described in the Taxation section in the Critical accounting policies and estimates section on page 85 and in Note 27 to the Financial Statements on page 187.

Research and development collaboration payments

Details of future potential R&D collaboration payments are also included in Note 27 to the Financial Statements from page 182. As detailed in Note 27 to the Financial Statements, payments to our collaboration partners may not become payable due to the inherent uncertainty in achieving the development and revenue milestones linked to the future payments. As part of our overall externalisation strategy, we may enter into further collaboration projects in the future that may include milestone payments and, therefore, as certain milestone payments fail to crystallise due to, for example, development not proceeding, they may be replaced by potential payments under new collaborations.

Investments, divestments and capital expenditure

The Group has completed over 180 major or strategically important business development transactions over the past three years, eight of which were accounted for as business acquisitions under IFRS 3 ‘Business Combinations’, being the acquisitions of BMS’s share of the global diabetes alliance, the rights to Almirall’s respiratory franchise and the acquisition of Definiens in 2014; Pearl Therapeutics, Omthera, Amplimmune and Spirogen in 2013; and Ardea in 2012, and all others being in-licences, strategic alliances and collaborations. Further details of our business acquisitions in the past three years are contained in Note 24 to the Financial Statements from page 170. Details of our significant externalisation transactions are given below:

>	In September 2014, AstraZeneca and Lilly entered into an agreement to jointly develop and commercialise AZD3293, an oral beta secretase cleaving enzyme (BACE) inhibitor currently in development as a potential treatment for Alzheimer’s disease. AZD3293 is an oral, potent and selective small molecule inhibitor of BACE that has been shown in Phase I studies to significantly and dose-dependently reduce levels of amyloid beta in the cerebro-spinal fluid of Alzheimer’s patients and healthy volunteers. Under the terms of the agreement, Lilly will pay AstraZeneca up to $500 million in development and regulatory milestone payments. AstraZeneca expects to receive the first milestone payment of $50 million in the first half of 2015. The companies will equally share all future costs for the development and commercialisation of AZD3293, as well as net global revenues post-launch. Lilly will lead clinical development, working with researchers from AstraZeneca’s Innovative Medicines Unit for neuroscience, while AstraZeneca will be responsible for manufacturing. The companies will take joint responsibility for commercialisation of AZD3293.
>	In April 2014, AstraZeneca entered into a joint venture agreement with Samsung Biologics Co. Ltd to develop a biosimilar using the combined capabilities of the two parties. The agreement resulted in the formation of a joint venture entity based in the UK, Archigen Biotech Limited, with a branch in South Korea. AstraZeneca contributed $70 million in cash to the joint venture entity and has a 50% interest in the joint venture. Further financial details are contained in Note 10 to the Financial Statements on page 157.
>	In March 2013, AstraZeneca signed an exclusive agreement with Moderna Therapeutics to discover, develop and commercialise pioneering medicines based on messenger RNA Therapeutics for the treatment of serious cardiovascular, metabolic and renal diseases as well as cancer. Under the terms of the agreement, AstraZeneca made an upfront payment of $240 million. AstraZeneca will have exclusive access to select any target of its choice in cardiometabolic and renal diseases, as well as selected targets in oncology, over a period of up to five years for subsequent development of messenger RNA Therapeutics. In addition, Moderna Therapeutics is entitled to an additional

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Financial Review continued

$180 million for the achievement of three technical milestones. Through this agreement, AstraZeneca has the option to select up to 40 drug products for clinical development and Moderna Therapeutics will be entitled to development and commercial milestone payments as well as royalties on drug sales. AstraZeneca will lead the pre-clinical, clinical development and commercialisation of therapeutics resulting from the agreement and Moderna Therapeutics will be responsible for designing and manufacturing the messenger RNA Therapeutics against selected targets. AstraZeneca is currently progressing 19 projects across CVMD and Oncology. Utilising both companies’ expertise, significant progress has also been made to the technology platform, with the focus on formulation, safety, and drug metabolism and pharmacokinetics.
>	In July 2013, AstraZeneca entered into a strategic collaboration with FibroGen to develop and commercialise roxadustat (FG-4592), a first-in-class oral compound in late-stage development for the treatment of anaemia associated with chronic kidney disease (CKD) and end-stage renal disease (ESRD). This broad collaboration focuses on the US, China and all major markets excluding
Japan, Europe, the CIS, the Middle East and South Africa, which are covered by an existing agreement between FibroGen and Astellas. The AstraZeneca-FibroGen joint effort will be focused on the development of roxadustat to treat anaemia in CKD and ESRD, and may be extended to other anaemia indications. AstraZeneca and FibroGen plan to undertake an extensive roxadustat Phase III development programme for the US, and to initiate Phase III trials in China, with anticipated regulatory filings in China in 2016 and in the US in 2018. Under the arrangement, AstraZeneca agreed to pay FibroGen upfront and subsequent non-contingent payments totalling $350 million, as well as potential development-related milestone payments of up to $465 million, and potential future sales-related milestone payments, in addition to tiered royalty payments on future sales of roxadustat in the low 20% range. Additional development milestones will be payable for any subsequent indications which the companies choose to pursue. AstraZeneca will be responsible for the US commercialisation of roxadustat, with FibroGen undertaking specified promotional activities in the ESRD segment in this market. The companies will also co-commercialise roxadustat in China where FibroGen will be responsible for clinical trials, regulatory matters, manufacturing and medical affairs, and AstraZeneca will oversee promotional activities and commercial distribution.
>	In April 2012, AstraZeneca announced an agreement to jointly develop and commercialise five monoclonal antibodies from Amgen’s clinical inflammation portfolio: AMG 139, AMG 157, AMG 181, AMG 557 and brodalumab (AMG 827). Under the terms of the agreement, AstraZeneca made a $50 million upfront payment and the companies share both costs and profits. Approximately 65% of costs for the 2012 to 2014 period are funded by AstraZeneca. Thereafter, the companies will split costs equally. In addition, AstraZeneca will make development milestone payments up to launch. On commercialisation, Amgen will retain a low single-digit royalty for brodalumab and a mid single-digit royalty for the rest of the portfolio after which the companies will share profits equally.

The Group determines the above business development transactions to be significant using a range of factors. We look at the specific circumstances of the individual externalisation arrangement and apply

Capitalisation and shareholder return

Dividend for 2014

	$	Pence	SEK	Payment date
First interim dividend	0.90	53.1	6.20	15 September 2014
Second interim dividend	1.90	125.0	15.62	23 March 2015
Total	2.80	178.1	21.82

Summary of shareholder distributions

	Shares		Dividend per	Dividend		Shareholder
	repurchased	Cost	share	cost		distributions
	(million)	$m	$	$m		$m
2000	9.4	352	0.70	1,236		1,588
2001	23.5	1,080	0.70	1,225		2,305
2002	28.3	1,190	0.70	1,206		2,396
2003	27.2	1,154	0.795	1,350		2,504
2004	50.1	2,212	0.94	1,555		3,767
2005	67.7	3,001	1.30	2,068		5,069
2006	72.2	4,147	1.72	2,649		6,796
2007	79.9	4,170	1.87	2,740		6,910
2008	13.6	610	2.05	2,971		3,581
2009	–	–	2.30	3,339		3,339
2010	53.7	2,604	2.55	3,604		6,208
2011	127.4	6,015	2.80	3,653		9,668
2012	57.8	2,635	2.80	3,496		6,131
2013	–	–	2.80	3,522		3,522
2014	–	–	2.80	3,537	[1]	3,537
Total	610.8	29,170	26.825	38,151		67,321

1 Total dividend cost estimated based upon number of shares in issue at 31 December 2014.

80	AstraZeneca Annual Report and Form 20-F Information 2014

several quantitative and qualitative criteria. Because we consider business development transactions to be an extension of our R&D strategy, the expected total value of development payments under the transaction and its proportion of our annual R&D spend, both of which are proxies for overall R&D effort and cost, are important elements of the significance determination. Other quantitative criteria we apply include, without limitation, expected levels of future sales, the possible value of milestone payments and the resources used for commercialisation activities (for example, the number of staff). Qualitative factors we consider include, without limitation, new market developments, new territories, new areas of research and strategic implications.

In aggregate, payments capitalised under the Group’s externalisation arrangements, other than those detailed above, amounted to $201 million in 2014, $301 million in 2013, and $156 million in 2012. The Group recognised other income in respect of other externalisation arrangements totalling $400 million in 2014, including $250 million of income from an agreement with Pfizer for OTC rights for Nexium, $20 million in 2013 and $255 million in 2012.

Capitalisation

The total number of shares in issue at 31 December 2014 was 1,263 million (2013: 1,257 million). Six million Ordinary Shares were issued in consideration of share option exercises for a total of $279 million. Shareholders’ equity decreased by $3,597 million to $19,627 million at the year end. Non-controlling interests decreased to $19 million (2013: $29 million).

Dividend and share repurchases

The Board has recommended a second interim dividend of $1.90 (125.0 pence, 15.62 SEK) to be paid on 23 March 2015. This brings the full year dividend to $2.80 (178.1 pence, 21.82 SEK).

This dividend is consistent with the progressive dividend policy, by which the Board intends to maintain or grow the dividend each year.

The Board regularly reviews its distribution policy and its overall financial strategy to continue to strike a balance between the interests of the business, our financial creditors and our shareholders. Having regard for business investment, funding the progressive dividend policy and meeting our debt service obligations, the Board currently believes it is appropriate to continue the suspension of the share repurchase programme that was announced in October 2012.

Future prospects

As outlined earlier in this Annual Report, our strategy is focused on innovation and returning to growth. In support of this, we made certain choices around our three strategic priorities. We described our immediate priorities, mid-term goals and long-term aspirations.

As we experience a period of patent expiries:

>	Our immediate priorities are to drive our on-market revenues through investment in our growth platforms and portfolio of on-market brands. These include products in our three main therapy areas, and a focus on the Emerging Markets and Japan. We are also pursuing business development and investment in R&D. We have already accelerated a number of projects and progressed them into Phase III development.
>	Our mid-term goals to 2016 are to progress our Phase II pipeline and to exploit the potential of our biologics portfolio.
>	Our long-term aspiration to 2020 and beyond, in line with our strategic ambition, is to achieve scientific leadership and sustainable growth, including the launch of two NMEs annually.

We expect 2015 revenue to decline by mid single-digit percent at CER compared to 2014. Consistent with its business model, the Company will continue to seek externalisation revenue from partnerships and licensing select products and technologies. Core EPS is expected to increase in 2015 by low single-digit percent at CER.

Financial risk management

Financial risk management policies

Insurance

Our risk management processes are described in Risk from page 203. These processes enable us to identify risks that can be partly or entirely mitigated through the use of insurance. We negotiate the best available premium rates with insurance providers on the basis of our extensive risk management procedures. In the current insurance market, the level of cover is decreasing while premium rates are increasing. Rather than simply paying higher premiums for lower cover, we focus our insurance resources on the most critical areas, or where there is a legal requirement, and where we can get best value for money. Risks to which we pay particular attention include business interruption, Directors’ and Officers’ liability, and property damage. Insurance for product liability has not been available on commercially acceptable terms for several years and the Group has not purchased in the market product liability insurance since February 2006.

Taxation

Tax risk management forms an integrated part of the Group’s risk management processes. Our tax strategy is to manage tax risks and tax costs in a manner consistent with shareholders’ best long-term interests, taking into account both economic and reputational factors. We draw a distinction between tax planning using artificial structures and optimising tax treatment of business transactions, and we engage only in the latter.

Treasury

The principal financial risks to which the Group is exposed are those arising from liquidity, interest rate, foreign currency and credit. The Group has a centralised treasury function to manage these risks in accordance with Board-approved policies. Specifically, liquidity risk is managed through maintaining access to a number of sources of funding to meet anticipated funding requirements, including committed bank facilities and cash resources. Interest rate risk is managed through maintaining a debt portfolio that is weighted towards fixed rates of interest. Accordingly, the Group’s net interest charge is not significantly affected by movements in floating rates of interest. We monitor the impact of currency on a portfolio basis (to recognise correlation effect), and may hedge to protect against significant adverse impacts on cash flow over the short- to medium-term. We also hedge the currency exposure that arises between the booking and settlement dates on non-local currency purchases and sales by subsidiaries and the external dividend. Credit risk is managed through setting and monitoring credit limits appropriate for the assessed risk of the counterparty.

Our capital and risk management objectives and policies are described in further detail in Note 25 to the Financial Statements from page 174 and in Risk from page 203.

AstraZeneca Annual Report and Form 20-F Information 2014	81

Strategic Report

Financial Review continued

Sensitivity analysis of the Group’s exposure to exchange rate and interest rate movements is also detailed in Note 25 to the Financial Statements from page 174.

Critical accounting policies and estimates

Our Financial Statements are prepared in accordance with IFRSs as adopted by the EU (adopted IFRS) and as issued by the IASB, and the accounting policies employed are set out in the Group Accounting Policies section in the Financial Statements from page 138. In applying these policies, we make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. The actual outcome could differ from those estimates. Some of these policies require a high level of judgement because the areas are especially subjective or complex. We believe that the most critical accounting policies and significant areas of judgement and estimation are in

>	revenue recognition
>	research and development
>	impairment testing of goodwill and intangible assets
>	litigation
>	post-retirement benefits
>	taxation.

Revenue recognition

Revenue is recorded at the invoiced amount (excluding inter-company sales and value-added taxes) less movements in estimated accruals for rebates and chargebacks given to managed-care and other customers and product returns – a particular feature in the US. It is the Group’s policy to offer a credit note for all returns and to destroy all returned stock in all markets. Cash discounts for prompt payment are also deducted from sales. Revenue is recognised at the point of delivery, which is usually when title passes to the customer, either on shipment or on receipt of goods by the customer depending on local trading terms. Income from royalties and from disposals of IP, brands and product lines is included in other operating income.

Rebates, chargebacks and returns in the US

When invoicing sales in the US, we estimate the rebates and chargebacks that we expect to pay. These rebates typically arise from sales contracts with third party managed-care organisations, hospitals, long-term care facilities, group purchasing organisations and various federal or state programmes (Medicaid ‘best price’ contracts, supplemental rebates etc). They can be classified as follows:

>	Chargebacks, where we enter into arrangements under which certain parties, typically hospitals, long-term care facilities, group purchasing organisations, the Department of Veterans Affairs, Public Health Service Covered Entities and the Department of Defense, are able to buy products from wholesalers at the lower prices we have contracted with them. The chargeback is the difference between the price we invoice to the wholesaler and the contracted price charged by the wholesaler. Chargebacks are paid directly to the wholesalers.
>	Regulatory, including Medicaid and other federal and state programmes, where we pay rebates based on the specific terms of agreements with the US Department of Health and Human Services and with individual states, which include product usage and information on best prices and average market prices benchmarks.
>	Contractual, under which entities such as third party managed-care organisations are entitled to rebates depending on specified performance provisions, which vary from contract to contract.

The effects of these deductions on our US pharmaceuticals revenue and the movements on US pharmaceuticals revenue provisions are set out opposite.

Accrual assumptions are built up on a product-by-product and customer-by-customer basis, taking into account specific contract provisions coupled with expected performance, and are then aggregated into a weighted average rebate accrual rate for each of our products. Accrual rates are reviewed and adjusted on a monthly basis. There may be further adjustments when actual rebates are invoiced based on utilisation information submitted to us (in the case of contractual rebates) and claims/ invoices are received (in the case of regulatory rebates and chargebacks). We believe that we have made reasonable estimates for future rebates using a similar methodology to that of previous years. Inevitably, however, such estimates involve judgements on aggregate future sales levels, segment mix and the customers’ contractual performance.

Managed-care and group purchasing organisation rebate charges increased by $812 million in 2014 (2013: $1,321 million;

2012: $160 million) mainly due to the impact of price increases on price-protected business and pricing pressure resulting in higher negotiated rates particularly in the Medicare Part D business.

Cash discounts are offered to customers to encourage prompt payment. Accruals are calculated based on historical experience and are adjusted to reflect actual experience.

Industry practice in the US allows wholesalers and pharmacies to return unused stocks within six months of, and up to 12 months after, shelf-life expiry. The customer is credited for the returned product by the issuance of a credit note. Returned products are not exchanged for products from inventory and once a return claim has been determined to be valid and a credit note has been issued to the customer, the returned products are destroyed. At the point of sale in the US, we estimate the quantity and value of products which may ultimately be returned. Our returns accruals in the US are based on actual experience. Our estimate is based on the preceding 12 months for established products together with market-related information, such as estimated stock levels at wholesalers and competitor activity, which we receive via third party information services. For newly launched products, we use rates based on our experience with similar products or a pre-determined percentage.

For products facing generic competition, our experience is that we usually lose the ability to estimate the levels of returns from wholesalers with the same degree of precision that we can for products still subject to patent protection. This is because we have limited or no insight into a number of areas: the actual timing of the generic launch (for example, a generic manufacturer may or may not have produced adequate pre-launch inventory); the pricing and marketing strategy of the competitor; the take-up of the generic; and (in cases where a generic manufacturer has approval to launch only one dose size in a market of several dose sizes) the likely level of switching from one dose to another. Under our accounting policy, revenue is recognised only when the amount of the revenue can be measured reliably. Our approach in meeting this condition for products facing generic competition will vary from product to product depending on the specific circumstances.

82	AstraZeneca Annual Report and Form 20-F Information 2014

Gross to net sales – US Pharmaceuticals
			2014	2013	2012
			$m	$m	$m
Gross sales			23,301	21,345	20,747
Chargebacks			(2,794)	(2,449)	(2,261)
Regulatory – US government and state programmes			(1,389)	(1,435)	(1,426)
Contractual – Managed-care and group purchasing organisation rebates			(7,730)	(6,918)	(5,597)
Cash and other discounts			(436)	(399)	(401)
Customer returns			(295)	(112)	(182)
Other			(537)	(341)	(273)
Net sales			10,120	9,691	10,607

Movement in provisions – US Pharmaceuticals
	Brought				Carried
	forward at		Adjustment in		forward at
	1 January	Provision for	respect of	Returns and	31 December
	2014	current year	prior years	payments	2014
	$m	$m	$m	$m	$m
Chargebacks	355	2,838	(44)	(2,692)	457
Regulatory – US government and state programmes	784	1,544	(155)	(1,466)	707
Contractual – Managed-care and group purchasing organisation rebates	1,714	7,703	27	(7,078)	2,366
Cash and other discounts	32	436	–	(435)	33
Customer returns	222	295	–	(199)	318
Other	74	537	–	(448)	163
Total	3,181	13,353	(172)	(12,318)	4,044

	Brought				Carried
	forward at		Adjustment in		forward at
	1 January	Provision for	respect of	Returns and	31 December
	2013	current year	prior years	payments	2013
	$m	$m	$m	$m	$m
Chargebacks	313	2,439	10	(2,407)	355
Regulatory – US government and state programmes	825	1,447	(12)	(1,476)	784
Contractual – Managed-care and group purchasing organisation rebates	1,348	6,951	(33)	(6,552)	1,714
Cash and other discounts	33	399	–	(400)	32
Customer returns	211	99	13	(101)	222
Other	45	341	–	(312)	74
Total	2,775	11,676	(22)	(11,248)	3,181

	Brought				Carried
	forward at		Adjustment in		forward at
	1 January	Provision for	respect of	Returns and	31 December
	2012	current year	prior years	payments	2012
	$m	$m	$m	$m	$m
Chargebacks	395	2,296	(35)	(2,343)	313
Regulatory – US government and state programmes	1,290	1,585	(159)	(1,891)	825
Contractual – Managed-care and group purchasing organisation rebates	1,600	5,578	19	(5,849)	1,348
Cash and other discounts	41	401	–	(409)	33
Customer returns	121	117	65	(92)	211
Other	80	273	–	(308)	45
Total	3,527	10,250	(110)	(10,892)	2,775

The closing adjustment in respect of prior years increased 2014 net US pharmaceuticals revenue by 1.7% (2013: increased revenue by 0.2%; 2012: increased revenue by 1.0%). However, taking into account the adjustments affecting both the current and the prior year, 2013 revenue was increased by 1.5%, and 2012 revenue was reduced by 0.8%, by adjustments between years.

We have distribution service agreements with major wholesaler buyers which serve to reduce the speculative purchasing behaviour of the wholesalers and reduce short-term fluctuations in the level of inventory they hold. We do not offer any incentives to encourage wholesaler speculative buying and attempt, where possible, to restrict shipments to underlying demand when such speculation occurs.

Sales of intangible assets

A consequence of charging all internal R&D expenditure to the income statement in the year in which it is incurred (which is normal practice in the pharmaceutical industry) is that we own valuable intangible assets which are not recorded on the balance sheet. We also own acquired intangible assets which are included on the balance sheet. As a consequence of regular reviews of product strategy, from time to time we sell such assets and generate income. Sales of product lines are often accompanied by an agreement on our part to continue manufacturing the relevant product for a reasonable period (often about two years) while the purchaser constructs its own

AstraZeneca Annual Report and Form 20-F Information 2014	83

Strategic Report

Financial Review continued

manufacturing facilities. The contracts typically involve the receipt of an upfront payment, which the contract attributes to the sale of the intangible assets, and ongoing receipts, which the contract attributes to the sale of the product we manufacture. In cases where the transaction has two or more components, we account for the delivered item (for example, the transfer of title to the intangible asset) as a separate unit of accounting and record revenue on delivery of that component, provided that we can make a reasonable estimate of the fair value of the undelivered component. Where the fair market value of the undelivered component (for example, a manufacturing agreement) exceeds the contracted price for that component, we defer an appropriate element of the upfront consideration and amortise this over the performance period. However, where the fair market value of the undelivered component is equal to or lower than the contracted price for that component, we treat the whole of the upfront amount as being attributable to the delivered intangible assets and recognise that part of the revenue upon delivery. No element of the contracted revenue related to the undelivered component is allocated to the sale of the intangible asset. This is because the contracted revenue relating to the undelivered component is contingent on future events (such as sales) and so cannot be anticipated.

Research and development

Our business is underpinned by our marketed products and development portfolio. The R&D expenditure on internal activities to generate these products is generally charged to profit in the year that it is incurred. Purchases of IP and product rights to supplement our R&D portfolio are capitalised as intangible assets. Further details of this policy are included in the Group Accounting Policies section of our Financial Statements from page 138. Such intangible assets are amortised from the launch of the underlying products and are tested for impairment both before and after launch. This policy is in line with practice adopted by major pharmaceutical companies.

Impairment testing of goodwill and intangible assets

We have significant investments in goodwill and intangible assets as a result of acquisitions of businesses and purchases of assets, such as product development and marketing rights.

Details of the estimates and assumptions we make in our annual impairment testing of goodwill are included in Note 8 to the Financial Statements on page 152. The Group, including acquisitions, is considered a single cash-generating unit for impairment purposes. No impairment of goodwill was identified.

Impairment reviews have been carried out on all intangible assets that are in development (and not being amortised), all major intangible assets acquired during the year and all intangible assets that have had indications of impairment during the year. Sales forecasts and specific allocated costs (which have both been subject to appropriate senior management sign-off) are discounted using appropriate rates based on AstraZeneca’s risk-adjusted, pre-tax weighted average cost of capital. Our weighted average cost of capital reflects factors such as our capital structure and our costs of debt and equity. In building to the range of rates used in our internal investment appraisal of future projects and capital investment decisions, we adjust our weighted average cost of capital for other factors which reflect, without limitation, local matters such as risk on a case-by-case basis.

A significant portion of our investments in intangible assets and goodwill arose from the restructuring of the joint venture with Merck in 1998, the acquisition of MedImmune in 2007, and the payments to retire Merck’s interests in our products in the US in 2008, 2010 and 2014. In addition, our recent business combinations, as detailed in Note 24 to the Financial Statements from page 170, have added significant product, marketing and distribution intangible rights to our intangible asset portfolio. We are satisfied that the carrying values of our intangible assets as at 31 December 2014 are fully justified by estimated future cash flows. The accounting for our intangible assets, including details of our arrangements with Merck, is fully explained in Note 9 to the Financial Statements from page 153.

Further details of the estimates and assumptions we make in impairment testing of intangible assets are included in Note 9 to the Financial Statements.

Litigation

In the normal course of business, contingent liabilities may arise from product-specific and general legal proceedings, from guarantees or from environmental liabilities connected with our current or former sites. Where we believe that potential liabilities have a less than 50% probability of crystallising, or where we are unable to make a reasonable estimate of the liability, we treat them as contingent liabilities. These are not provided for but are disclosed in Note 27 to the Financial Statements from page 182.

In cases that have been settled or adjudicated, or where quantifiable fines and penalties have been assessed and which are not subject to appeal (or other similar forms of relief), or where a loss is probable (more than 50% assessed probability) and we are able to make a reasonable estimate of the loss, we indicate the loss absorbed or the amount of the provision accrued.

Where it is considered that the Group is more likely than not to prevail, or in the rare circumstances where the amount of the legal liability cannot be estimated reliably, legal costs involved in defending the claim are charged to profit as they are incurred. Where it is considered that the Group has a valid contract which provides the right to reimbursement (from insurance or otherwise) of legal costs and/or all or part of any loss incurred or for which a provision has been established and we consider recovery to be virtually certain, then the best estimate of the amount expected to be received is recognised as an asset.

Assessments as to whether or not to recognise provisions or assets and of the amounts concerned usually involve a series of complex judgements about future events and can rely heavily on estimates and assumptions. AstraZeneca believes that the provisions recorded are adequate based on currently available information and that the insurance recoveries recorded will be received. However, given the inherent uncertainties involved in assessing the outcomes of these cases and in estimating the amount of the potential losses and the associated insurance recoveries, we could in future periods incur judgments or insurance settlements that could have a material adverse effect on our results in any particular period.

The position could change over time, and there can, therefore, be no assurance that any losses that result from the outcome of any legal proceedings will not exceed the amount of the provisions that have been booked in the accounts.

84	AstraZeneca Annual Report and Form 20-F Information 2014

Although there can be no assurance regarding the outcome of legal proceedings, we do not currently expect them to have a material adverse effect on our financial position, but they could significantly affect our financial results in any particular period.

Post-retirement benefits

We offer post-retirement benefit plans which cover many of our employees around the world. In keeping with local terms and conditions, most of these plans are ‘defined contribution’ in nature, where the resulting income statement charge is fixed at a set level or is a set percentage of employees’ pay. However, several plans, mainly in the UK (which has by far the largest single scheme), the US and Sweden, are defined benefit plans where benefits are based on employees’ length of service and final salary (typically averaged over one, three or five years). The UK and US defined benefit schemes were closed to new entrants in 2000. All new employees in these countries are offered defined contribution schemes.

In applying IAS 19 ‘Employee Benefits’, we recognise all actuarial gains and losses immediately through Other Comprehensive Income. Investment decisions in respect of defined benefit schemes are based on underlying actuarial and economic circumstances with the intention of ensuring that the schemes have sufficient assets to meet liabilities as they fall due, rather than meeting accounting requirements. The trustees follow a strategy of awarding mandates to specialist, active investment managers, which results in a broad diversification of investment styles and asset classes. The investment approach is intended to produce less volatility in the plan asset returns.

In assessing the discount rate applied to the obligations, we have used rates on AA corporate bonds with durations corresponding to the maturities of those obligations, except in Sweden where we have used rates on mortgage bonds as the market in high-quality corporate bonds is insufficiently deep.

In all cases, the pension costs recorded in the Financial Statements are assessed in accordance with the advice of independent qualified actuaries, but require the exercise of significant judgement in relation to assumptions for long-term price inflation, and future salary and pension increases.

Further details of our accounting for post-retirement benefit plans are included in Note 20 to the Financial Statements from page 162.

Taxation

Accruals for tax contingencies require management to make judgements and estimates in relation to tax audit issues and exposures. Amounts accrued are based on management’s interpretation of country-specific tax law and the likelihood of settlement. Tax benefits are not recognised unless the tax positions are probable of being sustained. Once considered to be probable, management reviews each material tax benefit to assess whether a provision should be taken against full recognition of the benefit on the basis of potential settlement through negotiation and/or litigation. All such provisions are included in current liabilities. Any recorded exposure to interest on tax liabilities is provided for in the tax charge.

AstraZeneca faces a number of transfer pricing audits in jurisdictions around the world and, in some cases, is in dispute with the tax authorities. These disputes usually result in taxable profits being increased in one territory and correspondingly decreased in another. Our balance sheet positions for these matters reflect appropriate corresponding relief in the territories affected.

Further details of the estimates and assumptions we make in determining our recorded liability for transfer pricing audits and other tax contingencies are included in the Tax section of Note 27 to the Financial Statements on page 187.

Sarbanes-Oxley Act Section 404

As a consequence of our NYSE listing, AstraZeneca is required to comply with those provisions of the Sarbanes-Oxley Act applicable to foreign issuers. Section 404 of the Sarbanes-Oxley Act requires companies annually to assess and make public statements about the quality and effectiveness of their internal control over financial reporting. As regards Sarbanes-Oxley Act Section 404, our approach is based on the Committee of Sponsoring Organizations (COSO) 2013 framework.

Our approach to the assessment has been to select key transaction and financial reporting processes in our largest operating units and a number of specialist areas, such as financial consolidation and reporting, treasury operations and taxation, so that, in aggregate, we have covered a significant proportion of the key line in our Financial Statements. Each of these operating units and specialist areas has ensured that its relevant processes and controls are documented to appropriate standards, taking into account, in particular, the guidance provided by the SEC. We have also reviewed the structure and operation of our ‘entity level’ control environment. This refers to the overarching control environment, including structure of reviews, checks and balances that are essential to the management of a well-controlled business.

The Directors have concluded that our internal control over financial reporting is effective at 31 December 2014 and the assessment is set out in the Directors’ Responsibilities for, and Report on, Internal Control over Financial Reporting on page 129. KPMG Audit LLP has audited the effectiveness of our internal control over financial reporting at 31 December 2014 and, as noted in the Auditor’s Reports on the Financial Statements and on Internal Control over Financial Reporting (Sarbanes-Oxley Act Section 404) on page 130, their report is unqualified.

Strategic Report

The Strategic Report, which has been prepared in accordance with the requirements of the Companies Act 2006, comprises the following sections:

>	AstraZeneca at a glance
>	Chairman’s Statement
>	Chief Executive Officer’s Review
>	Strategy
>	Therapy Area Review
>	Business Review
>	Resources Review
>	Financial Review

and has been approved and signed on behalf of the Board.

A C N Kemp

Company Secretary

5 February 2015

AstraZeneca Annual Report and Form 20-F Information 2014	85

Corporate Governance

Corporate Governance Report

Length of tenure of

Non-Executive Directors

Gender split of Directors

Directors’ nationalities

Board composition

The membership of the Board at 31 December 2014 and information about individual Directors is contained in the Board of Directors section on pages 28 and 29.

Corporate governance

We have prepared this Annual Report with reference to the UK Corporate Governance Code published by the UK Financial Reporting Council (FRC) in September 20121.

This Corporate Governance Report (together with other sections of this Annual Report) describes how we apply the main principles of good governance in the UK Corporate Governance Code. We have complied throughout the accounting period with the provisions of the UK Corporate Governance Code, which is available on the FRC’s website, www.frc.co.uk.

Leadership and responsibilities

The roles of Chairman and CEO are split. Leif Johansson, our Non-Executive Chairman, is responsible for leadership of the Board. Our CEO, Pascal Soriot, leads the SET and has executive responsibility for running our business. The Board comprises 11 Non-Executive Directors, including the Chairman, and two Executive Directors – the CEO, Pascal Soriot, and the CFO, Marc Dunoyer.

[1]	The FRC published an updated UK Corporate Governance Code in September 2014 applicable to reporting periods beginning on or after 1 October 2014. The Group expects to report against this edition for the year ending 31 December 2015.

All Directors are collectively responsible for the success of the Group. In addition, the Non-Executive Directors are responsible for exercising independent, objective judgement in respect of Board decisions, and for scrutinising and challenging management. The Non-Executive Directors also have various responsibilities concerning the integrity of financial information, internal controls and risk management.

The Board conducts an annual review of the Group’s overall strategy. The CEO, CFO and SET take the lead in developing our strategy, which is then reviewed, constructively challenged and approved by the Board.

John Varley, who joined the Board as a Non-Executive Director in 2006, was appointed as our Senior independent Non-Executive Director in April 2012. The role of the Senior independent Non-Executive Director is to serve as a sounding board for the Chairman and as an intermediary for the other Directors when necessary. The Senior independent Non-Executive Director is also available to shareholders if they have concerns that contact through the normal channels of Chairman or Executive Directors has failed to resolve, or for which such contact is inappropriate.

There are four principal Board Committees: the Audit Committee; the Remuneration Committee; the Nomination and Governance Committee; and the Science Committee. The membership and work of these Committees is described on the following pages. In addition, there may from time to time be constituted ad hoc Board Committees for specific projects or tasks.

86	AstraZeneca Annual Report and Form 20-F Information 2014

All Directors are collectively responsible for the success of the Group. In addition, the Non-Executive Directors are responsible for exercising independent, objective judgement…”

In these cases, the scope and responsibilities of the Committee are documented. The Board provides adequate resources to enable each Committee to undertake its duties.

Reserved matters and delegation of authority

The Board maintains and periodically reviews a list of matters that are reserved to, and can only be approved by, the Board. These include: the appointment, termination and remuneration of any Director; approval of the annual budget; approval of any item of fixed capital expenditure or any proposal for the acquisition or disposal of an investment or business which exceeds $150 million; the raising of capital or loans by the Company (subject to certain exceptions); the giving of any guarantee in respect of any borrowing of the Company; and allotting shares of the Company. The matters that have not been expressly reserved to the Board are delegated by the Board to its Committees or the CEO.

The CEO is responsible to the Board for the management, development and performance of our business for those matters for which he has been delegated authority from the Board. Although the CEO retains full responsibility for the authority delegated to him by the Board, he has established, and chairs, the SET, which is the vehicle through which he exercises that authority in respect of our business.

The roles of the Board, Board Committees, Chairman and CEO are documented, as are the Board’s reserved powers and delegated authorities.

Operation of the Board

The Board is responsible for setting our strategy and policies, overseeing risk and corporate governance, and monitoring progress towards meeting our objectives and annual plans. The Board discharges these responsibilities through a programme of meetings that includes regular reviews of financial performance and critical business issues, and the formal annual strategy review day. The Board also aims to ensure that a good dialogue with our shareholders is maintained and that their issues and concerns are understood and considered.

The Board held 19 meetings in 2014, including its usual annual strategy review. Two meetings were telephone meetings, which were convened at short notice, at which business development transactions were discussed and approved. Eleven meetings related to the approaches from Pfizer during the year. All of the six scheduled meetings took place in London, UK with the exception of the meeting in September 2014, which took place at AstraZeneca’s offices in Shanghai, China. The Board is currently scheduled to meet six times in 2015, and will meet at such other times as may be required to conduct business.

As part of the business of each Board meeting, the CEO typically submits a progress report, giving details of business performance and progress against the goals the Board has approved. To ensure that the Board has good visibility of the key operating decisions of the business, members of the SET attend Board meetings regularly and Board members meet other senior executives throughout the year. The Board also receives accounting and other management information about our resources, and presentations from internal and external speakers on legal, governance and regulatory developments. At the end of Board meetings, the Non-Executive Directors meet without the Executive Directors present to review and discuss any matters that have arisen during the meeting and/or such other matters as may appear to the Non-Executive Directors to be relevant in properly discharging their duty to act independently.

Board effectiveness

Composition of the Board, succession planning and diversity

The Nomination and Governance Committee and, where appropriate, the full Board, regularly review the composition of the Board and the status of succession to both senior executive management and Board level positions. Directors have regular contact with, and access to, succession candidates for senior executive management positions.

The Board aims to maintain a balance in terms of the range of experience and skills of individual Board members, which includes relevant international business, pharmaceutical industry and financial experience, as well as appropriate scientific and regulatory knowledge. The biographies of Board members set out on pages 28 and 29 give more information about current Directors in this respect. The Board views gender, nationality and cultural diversity among Board members as important considerations when reviewing the composition of the Board. The Board recognises, in particular, the importance of gender diversity. Currently, 36% of the Company’s Non-Executive Directors are women and women make up 31% of the full Board. Although it has not set any specific measurable objectives, the Board intends to continue with its current approach to diversity in all its aspects, while at the same time seeking Board members of the highest calibre, and with the necessary experience and skills to meet the needs of the Company and its shareholders. Information about our approach to diversity in the organisation below Board level can be found in Employees from page 62.

The following changes to the composition of the Board have occurred during the period covered by this Annual Report:

>	Ann Cairns was elected as a Non-Executive Director and appointed as a member of the Audit Committee with effect from 24 April 2014.
>	Graham Chipchase was appointed as a member of the Remuneration Committee with effect from 6 May 2014 and stepped down from the Audit Committee with effect from the same date.

Independence of the Non-Executive Directors

During 2014, the Board considered the independence of each Non-Executive Director for the purposes of the UK Corporate Governance Code and the corporate governance listing standards of the NYSE (Listing Standards). With the exception of Marcus Wallenberg, the Board considers that all of the Non-Executive Directors are independent. Leif Johansson

AstraZeneca Annual Report and Form 20-F Information 2014	87

Corporate Governance

Corporate Governance Report continued

Board Committee membership

Nomination
and
Name	Audit	Remuneration	Governance	Science	Independent[1]
Geneviève Berger				✓	✓
Bruce Burlington	✓			✓	✓
Ann Cairns	✓				✓
Graham Chipchase		✓			✓
Jean-Philippe Courtois	✓				✓
Marc Dunoyer					n/a
Leif Johansson		✓	Chair		n/a	[2]
Rudy Markham	Chair	✓	✓		✓
Nancy Rothwell		✓	✓	Chair	✓
Pascal Soriot					n/a
Shriti Vadera	✓				✓
John Varley		Chair	✓		✓
Marcus Wallenberg				✓

[1]	As determined by the Board for the purposes of the UK Corporate Governance Code.
[2]	Leif Johansson was considered by the Board to be independent upon his appointment as Chairman. In accordance with the UK Corporate Governance Code, the test of independence is not appropriate in relation to the Chairman after his appointment.

was considered by the Board to be independent upon his appointment as Chairman. In accordance with the UK Corporate Governance Code, the test of independence is not appropriate in relation to the Chairman after his appointment.

Marcus Wallenberg was appointed as a Director of Astra in May 1989 and subsequently became a Director of the Company in 1999. He is a Non-Executive Director of Investor AB, which has a 4.08% interest in the issued share capital of the Company as at 5 February 2015. A number of Wallenberg charitable foundations have connections to Mr Wallenberg and to Investor AB. For these reasons, the Board does not believe that he can be determined independent under the UK Corporate Governance Code. However, the Board believes that he has brought, and continues to bring, considerable business experience and makes a valuable contribution to the work of the Board. In April 2010, he was appointed as a member of the Science Committee, reflecting his interest in innovation and R&D, knowledge of the history of the Company and its scientific heritage and culture, and his broad experience of other industries and businesses in which innovation and R&D are important determinants of success.

Conflicts of interest

The Articles enable the Directors to authorise any situation in which a Director has an interest that conflicts or has the potential to conflict with the Company’s interests and which would otherwise be a breach of the Director’s duty, under Section 175 of the Companies Act 2006. The Board has a formal system in place for Directors to declare such situations to be considered for authorisation by those Directors who have no interest in the matter being considered. In deciding whether to authorise a situation, the non-conflicted Directors must act in the way they consider, in good faith, would be most likely to promote the success of the Company, and they may impose limits or conditions when giving the authorisation, or subsequently, if they think this is appropriate. Situations considered by the Board and authorisations given are recorded in the Board minutes and in a register of conflicts maintained by the Company Secretary, and are reviewed annually by the Board. The Board believes that this system operates effectively.

Appointments to the Board

The Nomination and Governance Committee section from page 91 provides information about the appointment process for new Directors.

Newly appointed Directors are provided comprehensive information about the Group and their role as Non-Executive Directors. They also typically attend tailored induction programmes that take account of their individual skills and experience.

Time commitment

Our expectation is that Non-Executive Directors should be prepared to commit 15 days a year, as an absolute minimum, to the Group’s business. In practice, Board members’ time commitment exceeds this minimum expectation when all the work that they undertake for the Group is considered, particularly in the case of the Chairman of the Board and the Chairmen of the Board Committees. As well as their work in relation to formal Board and Board Committee meetings, the Non-Executive Directors also commit time throughout the year to meetings and telephone calls with various levels of executive management, visits to AstraZeneca’s sites throughout the world and, for new Non-Executive Directors, induction sessions and site visits.

On occasions when a Director is unavoidably absent from a Board or Board Committee meeting, for example where a meeting clashes with their existing commitments, they still receive and review the papers for the meeting and typically provide verbal or written input ahead of the meeting, usually through the Chairman of the Board or the Chairman of the relevant Board Committee, so that their views are made known and considered at the meeting. Given the nature of the business to be conducted, some Board meetings are convened at short notice, which can make it difficult for some Directors to attend due to prior commitments.

Information and support

The Company Secretary is responsible to the Chairman for ensuring that all Board and Board Committee meetings are properly conducted, that the Directors receive appropriate information prior to meetings to enable them to make

88	AstraZeneca Annual Report and Form 20-F Information 2014

Board and Board Committee meeting attendance in 2014

	Board meetings				Board Committee meetings
Nomination
			In relation to				and
Name	Scheduled	Unscheduled[1]	Pfizer [2]	Total	Audit	Remuneration	Governance	Science
Geneviève Berger	6 (6)	2 (2)	11 (11)	19 (19)				4 (5)
Bruce Burlington	6 (6)	1 (2)	10 (11)	17 (19)	5 (5)			5 (5)
Ann Cairns[3]	4 (4)	2 (2)	8 (8)	14 (14)	3 (3)
Graham Chipchase[4]	6 (6)	2 (2)	6 (11)	14 (19)	2 (2)	7 (7)
Jean-Philippe Courtois	6 (6)	1 (2)	9 (11)	16 (19)	5 (5)
Marc Dunoyer	6 (6)	2 (2)	11 (11)	19 (19)
Leif Johansson	6 (6)	2 (2)	11 (11)	19 (19)		13 (13)	5 (5)
Rudy Markham	6 (6)	1 (2)	11 (11)	18 (19)	5 (5)	12 (13)	5 (5)
Nancy Rothwell	5 (6)	2 (2)	11 (11)	18 (19)		9 (13)	5 (5)	5 (5)
Pascal Soriot	6 (6)	2 (2)	11 (11)	19 (19)
Shriti Vadera	6 (6)	2 (2)	11 (11)	19 (19)	5 (5)
John Varley	6 (6)	2 (2)	9 (11)	17 (19)		13 (13)	5 (5)
Marcus Wallenberg	5 (6)	2 (2)	11 (11)	18 (19)				3 (5)

Note: number in brackets denotes number of meetings during the year that Board members were entitled to attend.

[1]	The Board held six scheduled meetings, and two unscheduled meetings convened at short notice at which business development transactions were discussed and approved.
[2]	The Board held 11 meetings during the year in relation to the approaches from Pfizer.
[3]	Ann Cairns was elected as a Non-Executive Director and appointed as a member of the Audit Committee with effect from 24 April 2014.
[4]	Graham Chipchase was appointed as a member of the Remuneration Committee and stepped down from the Audit Committee with effect from 6 May 2014.

an effective contribution, and that governance requirements are considered and implemented.

The Company maintained Directors’ and Officers’ Liability Insurance cover throughout 2014. The Directors are also able to obtain independent legal advice at the expense of the Company, as necessary, in their capacity as Directors.

The Company has entered into a deed of indemnity in favour of each Board member since 2006. These deeds of indemnity are still in force and provide that the Company shall indemnify the Directors to the fullest extent permitted by law and the Articles, in respect of all losses arising out of, or in connection with, the execution of their powers, duties and responsibilities as Directors of the Company or any of its subsidiaries. This is in line with current market practice and helps us attract and retain high-quality, skilled Directors.

Performance evaluation

During the year, the Board conducted the annual evaluation of its own performance and that of its Committees and individual Directors. This was facilitated by Lintstock Ltd (Lintstock), a London-based corporate advisory firm that provides objective and independent counsel to leading European companies. For a number of years, Lintstock has supplied software and services to the Company Secretary’s team for the web-based questionnaires used for internal Board performance evaluations, and for the management of insider lists.

Other than these limited instances, Lintstock is not a supplier to the Company and was able to act as a robust and independent external facilitator for the Board performance evaluation.

The 2014 evaluation involved a series of short, web-based questionnaires and individual conversations between Lintstock and each Board member, following which Lintstock prepared a report of its findings for the Chairman. Subsequently, the main themes of the report were discussed between the Chairman and individual Directors, and collectively at the Board meeting in December 2014. A number of areas were reviewed, including the composition of the Board and expertise of Board members; the dynamics among Board members and between the Board and management; the effectiveness of Board oversight, with particular focus on strategy and succession planning; how the Board handled the approaches from Pfizer; and the Board’s priorities for 2015. Overall, it was concluded that the Board operates effectively and in an open manner and no significant problems were raised. Some improvements to ways of working were proposed, such as the way in which the Nomination and Governance Committee and the Remuneration Committee report back to the full Board and how the Board makes use of its informal time outside Board meetings. As part of each Director’s individual discussion with the Chairman, his or her contribution to the work of the Board and personal development needs were considered. Each Director continues to perform effectively and to demonstrate commitment to his or her role. In addition, led by the Senior independent Non-Executive Director, the other Non-Executive Directors (absent the Chairman) evaluated the performance of the Chairman. The reviews of the Board’s Committees did not raise any significant problems and concluded that the committees are operating effectively.

The Board intends to continue to comply with the UK Corporate Governance Code guidance that the evaluation should be externally facilitated at least every three years and expects to commission the next externally facilitated review in 2017.

Re-election of Directors

In accordance with Article 66 of the Articles, all Directors retire at each AGM and may offer themselves for re-election by shareholders. Accordingly, all of the Directors will retire at the AGM in April 2015. The Notice of AGM will give details of those Directors seeking re-election.

Accountability

Risk management and internal control

The Board has overall responsibility for our system of internal controls and risk management policies and has an ongoing responsibility for reviewing their effectiveness. During 2014, the Directors continued to review the effectiveness of our system of controls, risk management and high level internal control processes. These reviews included an assessment of internal controls and, in particular,

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financial, operational and compliance controls, and risk management and their effectiveness, supported by management assurance of the maintenance of controls reports from IA, as well as the external auditor on matters identified in the course of its statutory audit work. The system is designed to manage rather than eliminate the risk of failure to achieve business objectives and can only provide reasonable (not necessarily absolute) assurance of effective operation and compliance with laws and regulations.

The internal control framework was in operation throughout 2014 and continues to operate up to the date of the approval of this Annual Report. The Directors believe that the Group maintains an effective, embedded system of internal controls and complies with the FRC’s guidance entitled ‘Guidance on Risk Management, Internal Control and Related Financial and Business Reporting’ and, in the view of the Directors, no significant deficiencies have been identified in the system.

More information about the ways in which we manage our business risks is set out in Risk from page 203, which also describes the principal risks and uncertainties that we face.

Remuneration

Information about our approach to remuneration and the role and work of the Remuneration Committee, including our policy on executive remuneration, is set out in Governance and Remuneration from page 26 and in more detail in the Directors’ Remuneration Report from page 100.

Policy on external appointments and retention of fees

Subject to specific Board approval in each case, Executive Directors and other SET members may accept external appointments as non-executive directors of other companies, and retain any related fees paid to them, provided that such appointments are not considered by the Board to prevent or reduce the ability of the executive to perform his or her role within the Group to the required standard.

Relations with shareholders

In our quarterly, half yearly and annual financial and business reporting to shareholders and other interested parties,

we aim to present a balanced and understandable assessment of our strategy, financial position and prospects.

We make information about the Group available to shareholders through a range of media, including our corporate website, www.astrazeneca.com, which contains a wide range of data of interest to institutional and private investors. We consider our website to be an important means of communication with our shareholders.

The Company has been authorised by shareholders to place shareholder communications (such as the Notice of AGM and this Annual Report) on the corporate website in lieu of sending paper copies to shareholders (unless specifically requested). While recognising and respecting that some shareholders may have different preferences about how they receive information from us, we will continue to promote the benefits of electronic communication given the advantages that this has over traditional paper-based communications, both in terms of the configurability and accessibility of the information provided and the consequent cost savings and reduction in environmental impact.

We have frequent discussions with institutional shareholders on a range of issues. In addition to holding discussions with groups of shareholders, we also hold individual meetings with some of our largest institutional shareholders to seek their views. Board members are kept informed of any issues, and receive regular reports and presentations from executive management and our brokers to assist them to develop an understanding of major shareholders’ views about the Group. From time to time, we conduct an audit of institutional shareholders to ensure that we are communicating clearly with them and that a high-quality dialogue is being maintained. The results of this audit are reported to, and discussed by, the full Board. We also respond to individual ad hoc requests for discussions from institutional shareholders and analysts. Our Investor Relations team acts as the main point of contact for investors throughout the year. During 2014, the Chairman, the Senior independent Non-Executive Director, the CEO and the CFO held numerous meetings with our largest institutional shareholders in relation to the approaches from Pfizer. As discussed above, the Senior independent Non-Executive Director, John Varley, is also available to shareholders if they have concerns that contact through the normal channels of Chairman, CEO and/or CFO has failed to resolve, or in relation to which such contact is inappropriate. All shareholders, including private investors, have an opportunity at the AGM to put questions to members of the Board about our operation and performance. Formal notification of the AGM is sent to shareholders at least one month in advance. The Board ordinarily attends the AGM to answer questions raised by shareholders. In line with the UK Corporate Governance Code, details of proxy voting by shareholders, including votes withheld, are given at the AGM and are posted on our website following the AGM.

Pfizer’s approaches

On 28 April 2014, Pfizer issued a statement regarding a possible offer for the Company under Rule 2.4 of the City Code on Takeovers and Mergers (the ‘Takeover Code’) and confirmed that a preliminary, non-binding indication of interest had been submitted to the Board in January 2014 regarding a possible merger transaction. On the same date, the Company responded, issuing a statement that, absent a specific and attractive proposal, it was not appropriate to engage in discussions with Pfizer.

On 2 May 2014, Pfizer made a further announcement of a possible offer for the Company under Rule 2.4 of the Takeover Code. The Company made an announcement on the same date stating that the Board had met and considered the approach from Pfizer and had rejected it on the basis that the financial and other terms described in the proposal were inadequate, substantially undervalued the Company and were not a basis on which to engage with Pfizer.

On 16 May 2014, Pfizer made a third proposal of £53.50 per share, which the Board rejected on 17 May.

On 18 May 2014, Pfizer announced a ‘final proposal’ to AstraZeneca under Rule 2.4 of the Takeover Code. On 19 May, the Company issued a statement noting that the Board had rejected Pfizer’s final proposal on the basis that it still undervalued the Company and its attractive prospects, with a statement from the Chairman saying:

90	AstraZeneca Annual Report and Form 20-F Information 2014

“Pascal Soriot, Marc Dunoyer and I had a lengthy discussion with Pfizer over the weekend about the proposal Pfizer made on Friday evening at a value of £53.50 per share. During this discussion, Pfizer said that it could consider only minor improvements in the financial terms of the Friday proposal. In response, we indicated, even assuming that other key aspects of any proposal had been satisfactory, that the price at which the Board of AstraZeneca would be prepared to provide a recommendation would have to be more than 10% above the level contained in Pfizer’s Friday proposal. The final proposal is a minor improvement which continues to fall short of the Board’s view of value and has been rejected.

Pfizer’s approach throughout its pursuit of AstraZeneca appears to have been fundamentally driven by the corporate financial benefits to its shareholders of cost savings and tax minimisation. From our first meeting in January to our latest discussion yesterday, and in the numerous phone calls in between, Pfizer has failed to make a compelling strategic, business or value case. The Board is firm in its conviction as to the appropriate terms to recommend to shareholders.

AstraZeneca has created a culture of innovation, with science at the heart of its operations, which will continue to create significant value for patients, shareholders and all stakeholders of AstraZeneca.

As an independent company, the entire value of AstraZeneca’s pipeline will accrue to our shareholders. Under Pfizer’s final proposal, this value would be significantly diluted.

We have rejected Pfizer’s final proposal because it is inadequate and would present significant risks for shareholders, while also having serious consequences for the Company, our employees and the life-sciences sector in the UK, Sweden and the US.”

On 26 May 2014, Pfizer made an announcement under Rule 2.8 of the Takeover Code stating that it did not intend to make an offer for AstraZeneca. The Company made an announcement on the same date, with a statement from the Chairman saying:

“We note Pfizer’s confirmation that it no longer intends to make an offer for AstraZeneca. We welcome the opportunity to continue building on the momentum we have already demonstrated as an independent company. We are fully focused on the delivery of our strategy. We have attractive growth prospects and a rapidly progressing pipeline. In the coming months, we anticipate positive news flow across our core therapeutic areas, which underpins our confidence in the long-term prospects of the business. The Board is grateful to Pascal, his management team and to all of our employees for their dedication and focus over a period of uncertainty. AstraZeneca has a culture of innovation, with science at the heart of everything we do. I believe this will create significant value for our shareholders, employees and patients who will benefit from our life-changing medicines.”

Audit Committee

The principal role of the Audit Committee is to provide assurance to the Board in the following areas: the integrity of our financial reporting and internal controls over financial matters; our internal controls over non-financial matters, compliance with laws and our Code of Conduct; the Company’s relationship with its external auditor; and the appropriateness of the Company’s risk management framework, in each case with the ultimate aim of protecting our shareholders’ interests.

Audit Committee Report from page 96

Remuneration Committee

The principal role of the Remuneration Committee is to consider and set, on behalf of the Board, the remuneration (including pension rights and compensation payments) of Executive Directors and other senior executives. It also considers and sets the remuneration of the Chairman, in conjunction with the Senior independent Non-Executive Director and in the absence of the Chairman. No Director is involved in deciding his or her own remuneration.

Directors’ Remuneration Report from page 100

Nomination and Governance Committee

The Nomination and Governance Committee’s role is to recommend to the Board any new Board appointments and to consider, more broadly, succession plans at Board level. It reviews the composition of the Board using a matrix that records the skills and experience of current Board members, comparing this with the skills and experience it believes are appropriate to the Company’s overall business and strategic needs, both now and in the future. Any decisions relating to the appointment of Directors are made by the entire Board based on the merits of the candidates and the relevance of their background and

Pfizer’s approaches

Timeline of events

25 November 2013	Pfizer makes initial approach to AstraZeneca
5 January 2014	Pfizer makes first proposal (£46.611)
12 January 2014	The Board rejects Pfizer’s first proposal
28 April 2014	Pfizer issues statement of interest (‘put up or shut up’ (PUSU) period starts)
2 May 2014	Pfizer makes second proposal (£50.001)
2 May 2014	The Board rejects Pfizer’s second proposal
16 May 2014	Pfizer makes third proposal (£53.501)
17 May 2014	The Board rejects Pfizer’s third proposal
18 May 2014	Pfizer issues final proposal (£55.001)
19 May 2014	The Board rejects Pfizer’s final proposal
20 May 2014	The Board clarifies Pfizer’s final proposal and Pfizer clarifies its proposal
26 May 2014	Pfizer withdraws and PUSU period expires
26 November 2014	Expiration of six-month period post-PUSU deadline

[1]	Indicative value per share, comprised of part cash and part Pfizer stock.

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experience, measured against objective criteria, with care taken to ensure that appointees have enough time to devote to our business.

The Nomination and Governance Committee also advises the Board periodically on significant developments in corporate governance and the Company’s compliance with the UK Corporate Governance Code.

During 2014, the Chairman of the Nomination and Governance Committee was Leif Johansson. The members of the Nomination and Governance Committee were Rudy Markham, Nancy Rothwell and John Varley. Each member is a Non-Executive Director and considered independent by the Board. The Company Secretary acts as secretary to the Nomination and Governance Committee.

The Nomination and Governance Committee considers both planned and unplanned (unanticipated) succession scenarios and met five times in 2014. As part of routine succession planning for Non-Executive Director roles during the year, MWM Consulting and The Zygos Partnership assisted the Nomination and Governance Committee with searches for new Non-Executive Directors. One of those searches culminated in a recommendation from the Committee to the Board to propose Ann Cairns for election by shareholders as a new Non-Executive Director at the AGM in 2014. Neither MWM Consulting nor The Zygos Partnership has any other connection to the Company. During 2014, the Nomination and Governance Committee also undertook routine and long-term succession planning work in respect of the role of CEO, with the assistance of Spencer Stuart. Spencer Stuart undertakes executive search assignments for the Company periodically.

The attendance record of the Nomination and Governance Committee’s members is set out on page 89.

The Nomination and Governance Committee’s terms of reference are available on our website, www.astrazeneca.com.

Science Committee

The Science Committee’s core role is to provide assurance to the Board regarding the quality, competitiveness and integrity of the Group’s R&D activities by way of meetings and dialogue with our R&D leaders and other scientist employees; visits to our R&D sites throughout the world; and review and assessment of

>	the approaches we adopt in respect of our chosen therapy areas
>	the scientific technology and R&D capabilities we deploy
>	the decision-making processes for R&D projects and programmes
>	the quality of our scientists and their career opportunities and talent development
>	benchmarking against industry and scientific best practice, where appropriate.

The Science Committee periodically reviews important bioethical issues that we face, and assists in the formulation of, and agrees on behalf of the Board, appropriate policies in relation to such issues. It may also consider, from time to time, future trends in medical science and technology. The Science Committee does not review individual R&D projects but does review, on behalf of the Board, the R&D aspects of specific business development or acquisition proposals and advises the Board on its conclusions.

During 2014, the members of the Science Committee, all of whom have a knowledge of, or an interest in, life sciences, were Nancy Rothwell (Chairman of the Science Committee), Geneviève Berger, Bruce Burlington and Marcus Wallenberg. The EVP, GMD; the EVP, IMED; and the EVP, MedImmune, attended meetings of the Science Committee in 2014. The Vice-President, IMED Operations acts as secretary to the Science Committee.

The Science Committee met twice in person in 2014, in London and in Alderley Park, and held three other meetings, all of which were by telephone, to review specific business development or acquisition proposals.

The Science Committee’s terms of reference are available on our website, www.astrazeneca.com.

US corporate governance requirements

Our ADSs are traded on the NYSE and, accordingly, we are subject to the reporting and other requirements of the SEC applicable to foreign private issuers. Section 404 of the Sarbanes-Oxley Act requires companies to include in their annual report on Form 20-F filed with the SEC, a report by management stating its responsibility for establishing internal control over financial reporting and to assess annually the effectiveness of such internal control. We have complied with those provisions of the Sarbanes-Oxley Act applicable to foreign private issuers. The Board continues to believe that the Group has a sound corporate governance framework, good processes for the accurate and timely reporting of its financial position and results of operations, and an effective and robust system of internal controls. We have established a Disclosure Committee, further details of which can be found in the Disclosure Committee section opposite.

The Directors’ assessment of the effectiveness of internal control over financial reporting is set out in Directors’ Responsibilities for, and Report on, Internal Control over Financial Reporting in the Financial Statements on page 129.

We are required to disclose any significant ways in which our corporate governance practices differ from those followed by US companies under the Listing Standards. In addition, we must comply fully with the provisions of the Listing Standards relating to the composition, responsibilities and operation of audit committees, applicable to foreign private issuers. These provisions incorporate the rules concerning audit committees implemented by the SEC under the Sarbanes-Oxley Act. We have reviewed the corporate governance practices required to be followed by US companies under the Listing Standards and our corporate governance practices are generally consistent with those standards.

Business organisation

Senior Executive Team

The CEO is responsible for establishing, and chairs, the SET. The SET normally meets once a month or as otherwise required by business need, to consider major business issues, and makes recommendations to the CEO. Typically, it also reviews, in advance of submission to the Board, those matters which are to be submitted to the Board for review and decision.

In addition to the CEO, CFO, General Counsel, and Chief Compliance Officer, the SET comprises nine EVPs representing: IMED; MedImmune; GMD; North America; International; Europe; GPPS; Operations & Information Services; and Human Resources. The Company Secretary acts as secretary to the SET.

92	AstraZeneca Annual Report and Form 20-F Information 2014

Early Stage Product Committees (ESPCs) and Late Stage Product Committee (LSPC)

The ESPCs and LSPC were established in 2013.

Early Stage Product Committees

The ESPCs are senior level, cross-functional governance bodies with accountability for oversight of our early-stage small molecule and biologics portfolio to Proof of Concept stage. The EVPs of our two biotech units, IMED and MedImmune, chair our ESPCs. The ESPCs seek to deliver a flow of products to GMD for Phase III development through to launch. The ESPCs also seek to maximise the value of our internal and external R&D investments through robust, transparent and well-informed decision making that drives business performance and accountability.

Specifically, the ESPCs have responsibility for the following

>	approving early-stage investment decisions
>	prioritising the respective portfolios
>	licensing activity for products in Phase I and earlier
>	delivering internal and external opportunities
>	reviewing allocation of R&D resources.

Late Stage Product Committee

The LSPC is also a senior level governance body, accountable for the quality of the portfolio post-Phase III investment decision. It was formed in early 2013, replacing three committees, in a move to streamline development project governance. Jointly chaired by the EVPs of GMD and GPPS, members include, as appropriate, members of the SET, including the CEO and CFO, and members of the GMD and GPPS leadership teams.

The LSPC seeks to maximise the value of our investments in the late-stage portfolio, also ensuring well-informed and robust decision making. Specific accountabilities include

>	approval of the criteria supporting Proof of Concept
>	decision to invest in Phase III development based on agreement of commercial opportunity and our plans to develop the medicine
>	evaluation of the outcome of the development programme and decision to proceed to regulatory filing
>	decision to invest in life-cycle management activities for the late-stage assets
>	decision to invest in late-stage business development opportunities.

Disclosure Committee

Our disclosure policy provides a framework for the handling and disclosure of inside information and other information of interest to shareholders and the investment community. It also defines the role of the Disclosure Committee. The members of the Disclosure Committee in 2014 were: the CFO, who chaired the Disclosure Committee; the EVP, GMD (who is also the Company’s Chief Medical Officer); the General Counsel; the Vice-President, Global Communications; the Vice-President, Investor Relations; and the Vice-President, Group Financial Reporting. The Deputy Company Secretary acted as secretary to the Disclosure Committee. The Disclosure Committee meets regularly to assist and inform the decisions of the CEO concerning inside information and its disclosure. Periodically, it reviews our disclosure controls and procedures and its own operation as part of work carried out to enable management and the Board to assure themselves that appropriate processes are operating for our planned disclosures, such as our quarterly results announcements and scheduled investor relations events.

Disclosure of information to auditors

The Directors who held office at the date of approval of this Annual Report confirm that, so far as they are each aware, there is no relevant audit information of which the Company’s auditors are unaware; and each Director has taken all the steps that he or she ought to have taken as a Director to make himself or herself aware of any relevant audit information and to establish that the Company’s auditors are aware of that information.

Compliance and Internal Audit Services (IA)

The role of the Global Compliance function is to manage and maintain the compliance programme infrastructure and to help embed a culture of ethics and integrity in the Group. Global Compliance works closely with IA, with whom it provides assurance reporting to the Audit Committee. During 2015, the Global Compliance function will continue to focus on ensuring the delivery of an aligned approach to compliance that addresses key risk areas across the business.

Risk from page 203

Global Compliance provides direct assurance to the Audit Committee on matters concerning compliance issues, including an analysis of compliance breaches. Complementing this, IA carries out a range of audits that include compliance-related audits and reviews of the assurance activities of other Group assurance functions. The results from these activities are reported to the Audit Committee.

IA is established by the Audit Committee on behalf of the Board and acts as an independent and objective assurance function guided by a philosophy of adding value to improve the operations of the Group. The scope of IA’s responsibilities encompasses, but is not limited to, the examination and evaluation of the adequacy and effectiveness of the Group’s governance, risk management, and internal control processes in relation to the Group’s defined goals and objectives.

Internal control objectives considered by IA include

>	consistency of operations or programmes with established objectives and goals and effective performance
>	effectiveness and efficiency of operations and employment of resources
>	compliance with significant policies, plans, procedures, laws, and regulations
>	reliability and integrity of management and financial information processes, including the means to identify, measure, classify, and report such information
>	safeguarding of assets.

Based on its activity, IA is responsible for reporting significant risk exposures and control issues identified to the Board and to senior management, including fraud risks, governance issues, and other matters needed or requested by the Audit Committee. It may also evaluate specific operations at the request of the Audit Committee or management, as appropriate.

Code of Conduct

Our Code of Conduct (the Code), which is available on our website, www.astrazeneca. com, applies worldwide to all full-time and part-time Directors, officers, employees and temporary staff, in all companies within our

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Group. A Finance Code complements the Code. It applies to the CEO, the CFO, the Group’s principal accounting officers (including key Finance staff in major overseas subsidiaries) and all Finance function employees. This reinforces the importance of the integrity of the Group’s Financial Statements, the reliability of the accounting records on which they are based and the robustness of the relevant controls and processes.

The Code is at the core of our compliance programme. It has been translated into over 40 languages and employees have access to an electronic copy. It provides clear direction as to how our commitment to honesty and integrity is to be realised in consistent actions across all areas of the business. Compliance with the Code is mandatory and every employee receives training on it. Every employee is required to comply with local laws and regulations, as well as applicable national and international codes. We always seek to operate at the highest standards. The Code is reviewed periodically and updated to take account of changing legal and regulatory obligations.

The Code contains information on how to report possible violations through our Helpline, which includes the AZethics telephone lines, the AZethics website, and the Global Compliance email and postal addresses described in the Code. Anyone who raises a potential breach in good faith is fully supported by management. We take all alleged compliance breaches and concerns extremely seriously, and investigate them and report the outcome of such investigations to the Audit Committee, as appropriate.

In 2014, 247 reports of alleged compliance breaches or other ethical concerns were made through the Helpline. In 2013, there were 149 reports. However, during 2014 we extended our recording of Helpline cases to include reports made by any other anonymous route that could be considered whistleblowing, and this change accounts, at least in part, for the increase from 2013 to 2014. The majority of cases come to our attention through management and self-reporting, which can be seen as an indication that employees are more comfortable in raising their concerns with line managers, local HR, Legal or Compliance, as recommended in the Code and reinforced in the 2014 Code training.

Our Global Policies supplement the Code. They provide clear and comprehensive guidance in key ethical, compliance and corporate responsibility risk areas.

Other matters

Corporate governance statement under the UK Disclosure and Transparency Rules (DTR)

The disclosures that fulfil the requirements of a corporate governance statement under the DTR can be found in this section and in other parts of this Annual Report as listed below, each of which is incorporated into this section by reference

>	significant holders of the Company’s shares
>	Articles
>	amendments to the Articles.

Shareholder Information from page 232 and Corporate Information from page 237

Subsidiaries and principal activities

The Company is the holding company for a group of subsidiaries whose principal activities are described in this Annual Report. Principal subsidiaries and their locations are given in Principal Subsidiaries in the Financial Statements on page 189.

Branches and countries in which the Group conducts business

In accordance with the Companies Act 2006, we disclose below our subsidiary companies that have representative or scientific branches/offices outside the UK

>	AstraZeneca UK Limited: Algeria (scientific office), Angola, Azerbaijan, Belarus, Bulgaria, Chile, Costa Rica, Croatia, Cuba, Georgia, Ghana (scientific office), Jordan, Kazakhstan, Nigeria, Romania, Russia, Saudi Arabia (scientific office), Serbia and Montenegro, Slovenia, Syria and Ukraine
>	AstraZeneca AB: Egypt (scientific office), Slovakia and the United Arab Emirates
>	AstraZeneca Singapore Pte Limited: Vietnam.

Distributions to shareholders – dividends for 2014

Details of our distribution policy are set out in the Financial Review on page 81 and Notes 22 and 23 to the Financial Statements on page 169.

The Company’s dividend for 2014 of $2.80 (178.1 pence, SEK 21.82) per Ordinary Share amount to, in aggregate, a total dividend payment to shareholders of $3,521 million. An employee share trust, AstraZeneca Share Trust Limited, waived its right to a dividend on the Ordinary Shares that it holds and instead received a nominal dividend.

A shareholders’ resolution was passed at the 2014 AGM authorising the Company to purchase its own shares. The Company did not repurchase any of its own shares in 2014.

Going concern accounting basis

Information on the business environment in which AstraZeneca operates, including the factors underpinning the industry’s future growth prospects, is included in the Strategic Report. Details of the product portfolio of the Group are contained in both the Strategic Report (in the Therapy Area Review from page 32) and the Directors’ Report. Information on patent expiry dates for key marketed products is included in Patent Expiries from page 201. Our approach to product development and our development pipeline are also covered in detail with additional information by therapy area in the Strategic Report.

The financial position of the Group, its cash flows, liquidity position and borrowing facilities are described in the Financial Review from page 70. In addition, Note 25 to the Financial Statements from page 174 includes the Group’s objectives, policies and processes for managing capital; financial risk management objectives; details of its financial instruments and hedging activities; and its exposures to credit, market and liquidity risk. Further details of the Group’s cash balances and borrowings are included in Notes 16 and 17 to the Financial Statements from page 159.

The Group has considerable financial resources available. As at 31 December 2014, the Group had $7.0 billion in financial resources (cash balances of $6.4 billion and undrawn committed bank facilities of $3.0 billion, which are available until April 2019, with only $2.4 billion of debt due within one year). The Group’s revenues are largely derived from sales of products that are covered by patents, which provide a relatively high level of resilience and predictability to cash inflows, although our revenue is expected to continue to be significantly impacted by the expiry of patents over the medium term. In addition, government price interventions in response to budgetary constraints are expected to

94	AstraZeneca Annual Report and Form 20-F Information 2014

continue to adversely affect revenues in many of our mature markets. However, we anticipate new revenue streams from both recently launched medicines and products in development, and the Group has a wide diversity of customers and suppliers across geographic areas. Consequently, the Directors believe that, overall, the Group is well placed to manage its business risks successfully.

After making enquiries, the Directors have a reasonable expectation that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing the Annual Report and Financial Statements.

Changes in share capital

Changes in the Company’s Ordinary Share capital during 2014, including details of the allotment of new shares under the Company’s share plans, are given in Note 22 to the Financial Statements on page 169.

Directors’ shareholdings

The Articles require each Director to be the beneficial owner of Ordinary Shares in the Company with an aggregate nominal value of $125 (which currently represents at least 500 shares because each Ordinary Share has a nominal value of $0.25). Such holding must be obtained within two months of the date of the Director’s appointment. At 31 December 2014, all of the Directors complied with this requirement and full details of each Director’s interests in shares of the Company are set out in Directors’ interests in shares on page 112. Information about the shareholding expectations of the Remuneration Committee (in respect of Executive Directors and SET members) and the Board (in respect of Non-Executive Directors) is also set out in Directors’ interests in shares on page 112.

Political donations

Neither the Company nor its subsidiaries made any EU political donations or incurred any EU political expenditure in 2014 and they do not intend to do so in the future in respect of which shareholder authority is required, or for which disclosure in this Annual Report is required, under the Companies Act 2006. However, to enable the Company and its subsidiaries to continue to support interest groups or lobbying organisations concerned with the review of government policy or law reform without inadvertently breaching the Companies Act 2006, which defines political donations and other political expenditure in broad terms, a resolution will be put to shareholders at the 2015 AGM, similar to that passed at the 2014 AGM, to authorise the Company and its subsidiaries to

>	make donations to political parties or independent election candidates
>	make donations to political organisations other than political parties
>	incur political expenditure, up to an aggregate limit of $250,000.

Corporate political contributions in the US are permitted in defined circumstances under the First Amendment of the US Constitution and are subject to both federal and state laws and regulations. In 2014, the Group’s US legal entities made contributions amounting in aggregate to $1,650,200 (2013: $1,147,950) to national political organisations, state-level political party committees and to campaign committees of various state candidates. No corporate donations were made at the federal level and all contributions were made only where allowed by US federal and state law. We publicly disclose details of our corporate US political contributions, which can be found on our website, www.astrazeneca-us.com/ responsibility/transparency. The annual corporate contributions budget is reviewed and approved by the Deputy General Counsel, North America, the US Vice-President, Corporate Affairs and the President of our US business to ensure robust governance and oversight. US citizens or individuals holding valid green cards exercised decision making over the contributions and the funds were not provided or reimbursed by any non-US legal entity. Such contributions do not constitute political donations or political expenditure for the purposes of the Companies Act 2006 and were made without any involvement of persons or entities outside the US.

Significant agreements

There are no significant agreements to which the Company is a party that take effect, alter or terminate on a change of control of the Company following a takeover bid. There are no persons with whom we have contractual or other arrangements, who are deemed by the Directors to be essential to our business.

Use of financial instruments

The Notes to the Financial Statements, including Note 25 from page 174, include further information on our use of financial instruments.

Annual General Meeting

The Company’s AGM will be held on 24 April 2015. The meeting place will be in London, UK. A Notice of AGM will be sent to all registered holders of Ordinary Shares and, where requested, to the beneficial holders of shares.

External auditor

A resolution will be proposed at the AGM on 24 April 2015 for the re-appointment of KPMG LLP as auditor of the Company. The external auditor has undertaken various non-audit work for us during 2014. More information about this work and the audit and non-audit fees that we have paid are set out in Note 29 to the Financial Statements on page 188. The external auditor is not engaged by us to carry out any non-audit work in respect of which it might, in the future, be required to express an audit opinion. As explained more fully in the Audit Committee Report from page 96, the Audit Committee has established pre-approval policies and procedures for audit and non-audit work permitted to be carried out by the external auditor and has carefully monitored the objectivity and independence of the external auditor throughout 2014.

Directors’ Report

The Directors’ Report, which has been prepared in accordance with the requirements of the Companies Act 2006, comprises the following sections

>	Corporate Governance Report
>	Audit Committee Report
>	Development Pipeline
>	Responsible Business
>	Shareholder Information
>	Corporate Information

and has been signed on behalf of the Board.

The Board considers this Annual Report, taken as a whole, to be fair, balanced and understandable, and provides the necessary information for shareholders to assess AstraZeneca’s performance, business model and strategy.

A C N Kemp

Company Secretary

5 February 2015

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Corporate Governance

Audit Committee Report

The principal duties of the Audit Committee are to provide assurance to the Board, as part of the Board’s stewardship and protection of our shareholders’ interests, on

>	the integrity of our financial reporting and internal controls over financial matters
>	the effectiveness of our internal controls over non-financial matters, and compliance with laws and our Code of Conduct
>	the quality of the Company’s relationship with its external auditor
>	the role, resources and effectiveness of the Company’s internal audit function
>	the effectiveness of the Company’s risk management framework.

Financial reporting

Robust financial reporting is underpinned by well-designed internal controls, appropriate accounting practices and policies, and good judgement. The Audit Committee reviews, at least quarterly, the Company’s significant accounting matters and, where appropriate, challenges management’s decisions before approving the accounting policies applied. In 2014, we looked in more detail at the appropriateness of our revenue recognition practices and policies. We also considered our restructuring and other related charges as we go through a period of significant reorganisation throughout the Group, how those charges benchmark against our pharmaceutical peer group, and the robustness of our processes to ensure that charges are appropriately accounted for as Core or non-Core. Our external auditor, after discussion with the Audit Committee, considered and altered the scope of its external audit in 2014 to match the changing dynamics of the Group. Accounting for the business combinations consummated in the year was an area of focus, principally our acquisition of BMS’s interest in the diabetes alliance and the strategic transaction with Almirall.

The Company is involved with IP litigation, which is a feature of the pharmaceutical industry, and a number of government investigations, and is a defendant in certain product liability and anti-trust actions. The Audit Committee receives a regular update from the General Counsel on the status of those litigation matters that might result in fines or damages against the Group to assess whether provisions should be taken and, if so, when and for what amounts.

Compliance with the Code of Conduct

The Audit Committee has oversight of the Company’s responsibilities under a US Corporate Integrity Agreement (CIA) which is now in its final year. In 2014, we received quarterly updates from the US Compliance Officer on our compliance with the CIA. Compliance with our Code of Conduct in Emerging Markets, particularly in Russia and China, has been an area of continuing focus for the Audit Committee in 2014. In September, the Board visited our marketing company based in Shanghai, China. We discussed the challenges and opportunities of China, which is one of AstraZeneca’s fastest growing markets. We talked to members of management, including our local and regional compliance officers about

AstraZeneca’s performance and approach to operating ethically, within the law and in accordance with our global Code of Conduct in China. During the course of the year, we received and discussed quarterly reports from the Chief Compliance Officer on compliance in all areas of our business.

Engagement with senior leaders

During 2014, the Committee took the opportunity to extend its interactions with members of management below the SET. In particular, it held meetings with the senior leadership teams of Internal Audit Services (IA), IS/IT and Finance. It takes a special interest in the strength and depth of the finance organisation and talent development within that function.

We value dialogue with our shareholders and welcome your feedback on this Audit Committee Report.

Yours sincerely

Rudy Markham

Chairman of the Audit Committee

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Audit Committee membership and attendance

The members of the Audit Committee are Rudy Markham (Chairman of the Audit Committee), Bruce Burlington, Ann Cairns, Jean-Philippe Courtois and Shriti Vadera. They are all Non-Executive Directors. The Board considers each member to be independent under the UK Corporate Governance Code and under the general guidance and specific criteria of the Listing Standards concerning the composition of audit committees applicable to non-US companies listed on the NYSE. In April 2014, we submitted the required annual written affirmation to the NYSE confirming our full compliance with those standards. For the purposes of the UK Corporate Governance Code, the Board remains satisfied that at least one member of the Audit Committee has recent and relevant financial experience. At its meeting in December 2014, the Board determined that Rudy Markham and Ann Cairns are Audit Committee financial experts for the purposes of the Sarbanes-Oxley Act. For more information regarding the experience of the Audit Committee members, see the Board of Directors’ biographies on pages 28 and 29. The Deputy Company Secretary acts as secretary to the Audit Committee.

Meetings of the Audit Committee are routinely attended by the CFO; the General Counsel; the Chief Compliance Officer; the Vice-President, IA; the Vice-President, Group Financial Reporting; and our external auditor. The CEO attends on an agenda-driven basis. In line with its normal practice, the Audit Committee also held a number of private meetings, without management present, with the Chief Compliance Officer; the General Counsel; the Vice-President, IA; and the Company’s external auditor. These meetings were held between Audit Committee members and those individuals, separately from the main sessions of the Audit Committee.

Number of meetings and attendance

The Audit Committee held five scheduled meetings in 2014. The attendance record of the Audit Committee members is set out in the Board and Board Committee meeting attendance in 2014 table on page 89. Following each Audit Committee meeting, the Chairman of the Audit Committee reported to the Board on the principal matters covered at the meeting and minutes of the meetings were circulated to all Board members. In addition, the Chairman of the Audit Committee held regular scheduled calls between Audit Committee meetings with each of the CFO; the Chief Compliance Officer; the Vice-President, IA; and the lead partner of the external auditor.

The Audit Committee is currently scheduled to meet five times in 2015 and will meet at such other times as may be required.

Terms of reference

The core terms of reference of the Audit Committee, which are available on our website, www.astrazeneca.com, include reviewing and reporting to the Board on

>	matters relating to the audit plans of the external auditor and IA as well as oversight of the work of the Global Compliance function
>	our overall framework for internal control over financial reporting and for other internal controls and processes
>	our overall framework for risk management, particularly financial risks
>	our accounting policies and practices
>	our annual and quarterly financial reporting, including the critical estimates and judgements contained in our reporting
>	our internal control over financial reporting
>	our Code of Conduct and whistleblower procedures
>	compliance with our obligations under the CIA.

The Audit Committee is responsible for notifying the Board of any significant concerns of the external auditor or the Vice-President, IA arising from their audit work; any matters that may materially affect or impair the independence of the external auditor; any significant deficiencies or material weaknesses in the design or operation of our internal control over financial reporting or other internal controls; and any serious issues of non-compliance and how the Audit Committee has discharged its responsibilities. It oversees the establishment, implementation and maintenance of our Code of Conduct and other related policies. It monitors the Company’s response to letters requesting information and investigations initiated by regulatory and governmental authorities such as the SEC, the DOJ and the UK Financial Reporting Council (FRC) pertaining to matters within the remit of the Audit Committee’s work. It has established procedures for the receipt and handling of complaints concerning accounting or audit matters. It recommends to the Board the appointment of the external auditor, subject to the approval of the Company’s shareholders at a general meeting. Shareholders authorise the Directors to fix the remuneration of the external auditor at a general meeting. The Audit Committee reviews and approves the appointment and dismissal of the Vice-President, IA.

Activities of the Audit Committee in 2014

The Audit Committee has an annual calendar of topics, developed from its terms of reference, with standing items which it considers in accordance with its schedule at each quarterly meeting or, in some cases, annually.

During 2014 and in February 2015, the Audit Committee considered and discussed the following standing items:

>	The key elements of the Financial Statements, and the estimates and judgements contained in our financial disclosures. Various accounting matters were considered. These included the areas described in the Financial Review under ‘Critical accounting policies and estimates’ (with a focus on accounting issues relevant to litigation and taxation matters and goodwill impairment) from page 82 and other matters such as non-Core items, including restructuring costs, with a particular focus on those items that are non-Core. Discussion of these matters was supported by papers prepared by management and the external auditor.
>	The reports received from the external auditor concerning its audit of the Financial Statements of the Group and from management, IA, Global Compliance and the external auditor on the effectiveness of our system of internal controls and, in particular, our internal control over financial reporting. The Audit Committee also reviewed quarterly activity reports of audit work carried out by IA and the status of follow-up actions with management, as well as reports from Global Compliance.
>	An update of the Group Risk Appetite Statement to reflect the revised strategy and an annual review and update of the AstraZeneca Risk Management Framework, Top Risks, Emerging Risks and Group Risk Taxonomy.
>	The systems and processes that management has developed for risk identification, classification and mitigation.
>	Compliance with the applicable provisions of the Sarbanes-Oxley Act. In particular, the status of compliance with the

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Corporate Governance

Audit Committee Report continued

programme of internal controls over financial reporting implemented pursuant to Section 404 of the Sarbanes-Oxley Act. The Audit Committee remained focused on IT controls in the context of the changes to the Group’s IT environment, described below. More information about this is set out in the Sarbanes-Oxley Act Section 404 section of the Financial Review on page 85.

>	Data about reports made by employees via the AZethics helpline, online facilities and other routes regarding potential breaches of the Code of Conduct, together with the results of inquiries into those matters.
>	Quarterly reports received from the US Compliance Officer responsible for monitoring the US business’s compliance with the CIA (for more information about the obligations imposed on the Board by the CIA, see below).
>	Reports from the Group Treasury function and, in particular, reports concerning the Group’s liquidity and cash position and the appropriateness of its cash management policies in the context of the current economic situation.
>	Going concern assessment and adoption of the going concern basis in preparing this Annual Report and the Financial Statements.
>	Other reports, on a quarterly basis, concerning IA, Global Compliance and Finance, including the internal audit plan and progress and plans of Global Compliance.
>	Quarterly reports from the General Counsel on the status of certain litigation matters and governmental investigations.
>	The amount of audit and non-audit fees of the external auditor throughout 2014. The Audit Committee was satisfied throughout the year that the objectivity and independence of the external auditor were not in any way impaired by the nature of the non-audit work undertaken by the external auditor during the year, the level of non-audit fees charged for such work or any other facts or circumstances. Further information about the audit and non-audit fees for 2014 is disclosed in Note 29 to the Financial Statements on page 188.
>	A review and assessment of the Audit Committee’s performance.

In addition to its usual business as described above, during 2014, members of the Audit Committee met individual managers or groups of managers on a number of occasions to gain a deeper insight into areas relevant to the Audit

Committee’s work and to provide an opportunity to discuss specific areas of interest. These included

>	receiving regular updates from the IT team in connection with the transformation of AstraZeneca’s IT infrastructure, with particular attention to cybersecurity
>	considering our approach to the management of foreign exchange risk in Emerging Markets
>	considering the robustness of the process by which product forecasts are compiled, assessed and included in the long-term business plan
>	considering post-investment reviews of a recent major business development transaction, a capital expenditure project, and the integration of the BMS diabetes business acquired at the start of 2014.

In addition to the quarterly reporting stipulated by the CIA as described above, a number of other obligations required by the CIA were discharged by members of the Board and the Audit Committee during 2014. For example, all members of the Board completed the annual CIA-required training, addressing the Code of Conduct and the elements of the CIA and the US compliance programme. Furthermore, the Board adopted a resolution (signed by each Board member) in respect of the fourth 12 month reporting period under the CIA. The resolution summarised the Board’s oversight of the US compliance programme and stated that, to the best of the Board’s knowledge, AstraZeneca Pharmaceuticals LP and AstraZeneca LP (AstraZeneca’s principal US trading entities) have implemented an effective US compliance programme to meet US federal healthcare programme, FDA and CIA requirements.

Significant financial reporting issues considered by the Audit Committee in 2014

The Audit Committee determined that the significant issues considered during the year were

>	revenue recognition
>	impairment of intangible assets
>	litigation and contingent liabilities
>	tax accounting
>	post-retirement benefits.

Revenue recognition

The US is our largest single market and sales accounted for 38.8% of our revenue in 2014. Revenue recognition, particularly in the US, is impacted by rebates,

chargebacks, cash discounts and returns (for more information, please see the Financial Review from page 70). The Audit Committee pays particular attention to management’s estimates of these items, its analysis of any unusual movements and their impact on revenue recognition informed by commentary from the external auditor. In particular, in 2014, the Audit Committee considered the accounting treatment of the US branded pharmaceutical fee following enactment of final regulations by the US Internal Revenue Service in the third quarter and the rebate calculation methodology and assumptions used at MedImmune.

Impairment of intangible assets

The Group has significant intangible assets arising from the acquisition of businesses and IP rights to medicines in development and on the market. In his quarterly report to the Audit Committee, the CFO outlines the carrying value of the Group’s intangible assets and, in respect of those intangible assets that are identified as at risk of impairment, the difference between the carrying value and management’s current estimate of discounted future cash flows for ‘at risk’ products (the headroom). Products will be identified as ‘at risk’ because the headroom is limited or because, for example, in the case of a medicine in development, a significant development milestone such as the publication of clinical trial results could significantly alter management’s forecasts for the product.

In 2014, there were no significant impairments of intangible assets.

Litigation and contingent liabilities

Litigation, particularly that relating to the enforcement and defence of IP rights protecting medicines, is a significant feature of the pharmaceutical industry. In addition to IP litigation, the Group is involved in a number of government investigations and is a defendant in certain product liability actions. The Audit Committee receives regular updates from the General Counsel, and is informed by commentary from the external auditor, on the status of those litigation matters that might result in fines or damages against the Company to assess whether provisions should be taken and, if so, when and in what amounts. Of the matters the Audit Committee considered in 2014, the Nexium anti-trust case and the DOJ investigation into Brilinta were among the most significant.

98	AstraZeneca Annual Report and Form 20-F Information 2014

AstraZeneca successfully defended the claims against it in the Nexium anti-trust case and the DOJ decided to discontinue its investigation into the Brilinta PLATO trial.

Tax accounting

The Audit Committee considered the overall tax affairs of the Group in 2014, noting that the exposure associated with significant tax contingencies had reduced somewhat but remains significant. The Audit Committee considered the key tax developments at OECD, including proposed requirements for tax transparency through country-by-country reporting. The Audit Committee concluded that the Company would be well positioned to meet such additional requirements.

Post-retirement benefits

Pension accounting continues to be a significant area of focus. The Audit Committee reviewed solvency ratios for all significant pension plans and assessed ongoing actions to secure the long-term funding of the plans. The Audit Committee supported the Company’s funding plans.

Internal controls

At each quarterly meeting, the Audit Committee receives a report of the matters considered by the Disclosure Committee during the quarter. At the February 2015 meeting, the CFO presented to the Audit Committee the conclusions of the CEO and the CFO following the evaluation of the effectiveness of our disclosure controls and procedures required by Item 15(a) of Form 20-F at 31 December 2014. Based on their evaluation, the CEO and the CFO concluded that, as at that date, we maintain an effective system of disclosure controls and procedures.

There was no change in our internal control over financial reporting that occurred during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Appointing the auditor and safeguards on non-audit services

We noted in our 2012 Annual Report that, having reviewed the changes to the UK Corporate Governance Code with regard to putting the external audit contract out to tender at least every 10 years, and cognisant of the fact that the lead audit partner at KPMG rotated in 2013, the Audit Committee determined that the audit would be put out to tender by 2018 in accordance with the transitional guidance issued by the FRC. KPMG was first appointed as sole external auditor to AstraZeneca in 2001 following a competitive tender. The new EU audit reform framework and the Competition & Markets Authority’s Order do not impact the Audit Committee’s decision to put the audit out to tender by 2018.

Non-audit services

The Audit Committee maintains a policy (the Non-Audit Services Policy) and procedures for the pre-approval of all audit services and permitted non-audit services undertaken by the external auditor, the principal purpose of which is to ensure that the independence of the external auditor is not impaired. The policies and procedures cover three categories of work: audit services; audit-related services; and tax services. The policies define the type of work that falls within each of these categories and the non-audit services that the external auditor is prohibited from performing under the rules of the SEC and other relevant UK and US professional and regulatory requirements. The pre-approval procedures permit certain audit, audit-related and tax services to be performed by the external auditor during the year, subject to fee limits agreed with the Audit Committee in advance. The CFO (supported by the Vice-President, Group Financial Reporting) monitors the status of all services being provided by the external auditor. The procedures also deal with placing non-audit work out for tender, where appropriate. Authority to approve work in excess of the pre-agreed fee limits is delegated to the Chairman of the Audit Committee together with one other Audit Committee member in the first instance. A standing agenda item at Audit Committee meetings covers the operation of the pre-approval procedures and regular reports are provided to the full Audit Committee.

In 2014, non-audit services provided to the Company by KPMG included tax compliance services and audit services in relation to employee benefit funds, within the scope of the pre-approved services set out in the Non-Audit Services Policy. The Audit Committee supported management’s decision to enter into an outsourcing arrangement for tax and statutory accounts preparation work, which, following implementation in 2014, resulted in such work previously undertaken by KPMG transitioning to another firm. In addition, for other non-audit services, management has determined that the Company’s auditors should only be engaged where they are the only credible choice of service provider for a particular piece of work. At its meeting in July 2014, the Audit Committee determined that, with immediate effect, all tax services to be performed by the auditor should be presented to the Audit Committee for pre-approval. This decision was in response to EU legislation that will restrict the non-audit services that can be provided by the external auditor and which is expected to be effective from June 2016.

Fees paid to the auditor for audit, audit-related and other services are analysed in Note 29 to the Financial Statements on page 188. Fees for non-audit services amounted to 34% of the fees paid to KPMG for audit, audit-related and other services in 2014.

Assessing external audit effectiveness

In accordance with its normal practice, the Audit Committee considered the performance of KPMG. It also considered KPMG’s compliance with the independence criteria under the relevant statutory, regulatory and ethical standards applicable to auditors and assessed its objectivity, taking into account the level of challenge provided around the critical estimates and judgements involved in our financial reporting and the quality of our internal control over financial reporting. Having considered all these factors, the Audit Committee recommended to the Board that a resolution for the re-appointment of KPMG as the Company’s external auditor for the year ending 31 December 2015 be proposed to shareholders at the AGM in April 2015.

Consistent with current market practice, KPMG’s services to the Company are provided pursuant to terms of engagement, which are reviewed by the Audit Committee. Neither these terms of engagement nor any other agreement include any contractual obligations under which the Board would be prevented from appointing a different audit firm were they to consider this to be in the best interests of the Group. The Audit Committee, through management, continues to maintain contact and dialogue with other major audit firms who are familiar with the Group’s business for succession purposes as required.

AstraZeneca Annual Report and Form 20-F Information 2014	99

Corporate Governance

Directors’ Remuneration Report

As the Remuneration Committee, our approach to pay is clear – we aim to use it to facilitate the implementation of AstraZeneca’s strategy and to promote the long-term success of the Company, with performance-related elements that are intended to be stretching and rigorously applied. During the course of 2014, the Remuneration Committee’s discussions and judgements reflected these core principles, and also took into account AstraZeneca’s overall performance, the personal contribution of the Executive Directors and the experience of our shareholders and their feedback.

2014 performance and outcomes

When Pascal Soriot joined AstraZeneca as CEO in October 2012, he articulated a clear and bold strategy based on three strategic pillars: Return to growth; Achieve scientific leadership; and Achieve Group financial targets. Since that time, all aspects of performance-related pay have been directly aligned to the business plan based on these pillars and developed to deliver the strategy.

Our Return to growth strategy is focused on revenue generation through the growth platforms of Brilinta/Brilique, the diabetes and respiratory franchises, Emerging Markets and Japan. Our pay framework supports these aims, with specific revenue targets for each area being included in both the short term incentive and long term incentive (LTI) plan performance measures. This year saw strong commercial performance in diabetes following our acquisition of BMS’s interest in the diabetes alliance respiratory driven by Symbicort; and strong sales in Emerging Markets, particularly in China, where we continue to outpace the market. Brilinta/Brilique also performed well.

Our leadership team is similarly focused on our Achieve scientific leadership targets, with short- and long-term measures aligned to these priorities too. The Company delivered exceptional pipeline performance in 2014, with many opportunities accelerated and progressed significantly above expectations through innovative R&D, as well as successful strategic collaborations and acquisitions. To highlight two achievements, the year opened with the approval of Farxiga (for Type 2 diabetes mellitus) in the US and closed with the US and European approval of Lynparza for the treatment of ovarian cancer.

Our overall financial performance for the year reflects both where our market products are in their life-cycle and the progress made in our pipeline. We have invested heavily in our growth platforms and pipeline. Patent expiries have, as expected, led to a fall in Core operating profit and, as a consequence, Core EPS has also declined. Our short-term Total Shareholder Return (TSR) performance, however, continues to improve, and from the start of 2014 to year end, AstraZeneca’s TSR was ranked first among its global pharmaceutical peers. The Board believes that the current leadership team is having a profound and positive impact on the performance of the Company. This has influenced the Remuneration Committee’s judgements about pay in 2014 and 2015. The Company has been reinvigorated by both the strategy which Mr Soriot has put in place since appointment, and the determination he has shown in driving this forward during 2013 and 2014. The Remuneration Committee also considered this performance within the context of the uncertainty created by the Pfizer approaches, with destabilising speculation persisting through most of the year. The Board believes that Mr Soriot has developed a truly innovative culture within AstraZeneca, which places science and patients at its heart, and this culture has been fundamental to the delivery of the strong scientific and commercial results this year.

Taking all of this into account, the Remuneration Committee awarded Pascal Soriot an annual bonus for 2014 of 170% of base salary. We have awarded Marc Dunoyer an annual bonus for 2014 of 149.4% of base salary.

The bonus award outcomes determined by the Remuneration Committee for Mr Soriot and Mr Dunoyer reflect strong corporate performance across all our global scorecard measures, but particularly those relating to Achieve scientific leadership and Group financial targets. These outcomes reflect the acceleration in our pipeline across all of our main therapy areas, most notably in oncology, and the strengthening of our growth platforms through targeted investments, such as the acquisition of BMS’s interest in the diabetes alliance. In 2014, the Company achieved a record six NDA/BLA product approvals and delivered four quarters of revenue growth with the Return to growth platforms now contributing over half of the Group’s revenues.

100	AstraZeneca Annual Report and Form 20-F Information 2014

We see remuneration as your resource, and we attempt to spend it wisely to increase the value of your shareholdings in AstraZeneca.”

Key matters considered in 2014

The Pfizer approaches

In the course of the last year, approaches from Pfizer in January and again in May resulted in the Remuneration Committee meeting on a number of occasions to consider the key remuneration matters associated with a potential takeover. In the summer, I spoke with a number of major shareholders to seek their views on the Company’s approach to pay. This year, I particularly sought input on whether the rejection of the Pfizer approach impacted our shareholders’ opinions on how we should reward the Executive Directors.

The clear message we received was that our executive pay arrangements must be directly linked to the strategy and its delivery. There were some suggestions that we should include some of the 2023 metrics cited in response to Pfizer’s approaches. However, there was no consensus view as to how this should be structured and there was variation in shareholders’ individual preferences as to how the Remuneration Committee might respond.

The Remuneration Committee carefully considered this feedback, whilst being mindful that the existing annual bonus and LTI measures were recently revised in 2013 to bring them into line with our new strategy, and already include a number of important science-based and commercial performance metrics. These measures are directly aligned to each stage of the pipeline and the commercial business plan, which are projected to deliver the Company’s longer term goals, including the 2023 $45 billion revenue target. The existence of these longer term goals pre-dated the Pfizer approaches and our confidence in the achievement of them was an important part of the Board’s judgement to reject Pfizer. As a result, the Remuneration Committee believes that the existing performance measures already focus participants on the long-term targets that we articulated during the Pfizer approaches, and that, ultimately, the realisation of the annuaI bonus and LTI awards will be intimately influenced by the delivery of the independent strategy.

The Performance Share Plan (PSP) performance measures were amended to reflect the new strategy with effect from the beginning of 2013. During the year, the Remuneration Committee reviewed the AstraZeneca Investment Plan (AZIP), under which awards have an eight year time horizon. We concluded that the existing dividend yield and dividend cover metrics underpinning the AZIP and the original intent of the plan, which was to align Executives’ pay directly to the experience of the shareholder, remain valid. As such, no changes to the structure of LTI plans are currently proposed. The Remuneration Committee will continue to keep the overall levels of awards and structure of the remuneration framework under review as the business grows and the strategic plan is delivered.

Responding to shareholder feedback

The Remuneration Committee took careful note of the response from shareholders to the 2013 Annual Report on Remuneration (the Implementation Report). The vote in favour of the Remuneration Policy was 85.00% but the vote in favour of the Implementation Report was 61.46%. As part of my consultation with shareholders in the summer, I sought to understand the concerns that led to the lower than usual support for our Implementation Report, and how we might address these matters in the future.

One concern raised was whether the Remuneration Committee has the ability to go outside the Remuneration Policy for new joiners – which was not, and is not, our intention. As a result, you will see in the introduction to our Remuneration Policy Report this year that we have included a statement to clarify that it is not the Remuneration Committee’s intention to go outside the Policy in respect of new recruits, and the Remuneration Committee maintains its policy not to pay ‘golden hellos’ to executives upon joining AstraZeneca.

In the Implementation Report, we have enhanced the disclosure of our retrospective annual bonus and LTI targets and outcomes. As you will know from what I wrote in this letter a year ago, the Board believes that the disclosure of certain targets in advance would create commercial risk. However, for each outstanding award under the PSP, we have disclosed the three-year cash flow and relative TSR targets in advance. We similarly disclose the AZIP targets in advance. In relation to the financial goal metrics for the annual bonus, we will habitually disclose these in the Directors’ Remuneration Report of the year for which the targets were set (thus the 2014 financial targets can be found on page 106 in the Implementation Report). Our intention is that the Achieve scientific leadership and Return to growth targets supporting the annual bonus opportunity will be disclosed two years after the end of the performance year to which the targets relate. In respect of the PSP, the Achieve scientific leadership and Return to growth targets will be disclosed in the Directors’ Remuneration Report, which coincides with the vesting date of the relevant awards (so for example the Achieve scientific leadership and Return to growth targets underlying the PSP awards made in March 2015 will be disclosed in the 2017 Directors’ Remuneration Report). I hope that these improvements, along with the insights we have shared with regard to specific decisions relating to the CEO and CFO’s pay, will reassure shareholders that we are committed to providing readers with disclosure that is clear, transparent and appropriately timely.

UK Corporate Governance Code

A revised UK Corporate Governance Code was published towards the end of the year. We aim to observe UK best practice. We note that last year’s introduction of an additional two-year holding period for Executive Director PSP awards, as well as the clawback and malus provisions included in all our executive LTI plans, means that the Company’s existing reward arrangements already comply with the relevant new elements of the Code.

Chairman’s pay

The Chairman’s fee has not been changed since Mr Johansson took up the role in 2012. During 2014, the Remuneration Committee reviewed the fee, and in

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Corporate Governance

Directors’ Remuneration Report continued

recognition of Mr Johansson’s excellent leadership of the Board and the amount of time he dedicates to AstraZeneca, which exceeds what the Board anticipated at the time of his appointment, the Remuneration Committee felt that it was appropriate to increase his fee from £500,000 to £575,000 with effect from 1 July 2014.

Non-Executive Director pay

Fees for the Non-Executive Directors have not been reviewed since 2010. In recognition of the increased demands of chairing Board committees generally, and the increasing business development activity, which is reviewed by the Science Committee, the Chairman and the Executive Directors determined that the fees for chairing a committee and for membership of the Science Committee should increase with effect from 1 January 2015. Details are set out on page 114. Other fees remain unchanged.

Approach to remuneration in 2015

In 2015, the Remuneration Committee will continue to ensure that the Company’s approach to pay incentivises and rewards long-term performance, helping to deliver sustainable shareholder value. The setting of our global scorecard and LTI performance measures will continue to link directly to the long-term business plan (including the 2023 $45 billion revenue target, which we announced in May 2014), with measures aligned to each key stage of the pipeline and the core commercial growth platforms. In 2015, we will include an oncology sales target, representing its future strategic importance to the business, within the cohort of commercial targets in the Return to growth group of measures as we continue to ensure pay is aligned to the core aspects of the strategy. We believe this therapy area will play a key role in delivering the Company’s long-term strategy. It is important that the pay of our senior executives is tied to the successful delivery of these milestones.

I will describe the other elements of Mr Soriot’s compensation. He received a salary increase of 3% effective 1 January 2015. This increase is in line with the wider employee population. The Remuneration Committee intends to award a within-Policy, but above target, LTI grant for 2015 of 285% of base salary (target remaining 250%). During the year, the Remuneration Committee reviewed the CEO’s pay against both the FTSE30 market and the US pharmaceutical peer group. This award reflects the Remuneration Committee’s desire to reward and incentivise sustained value-creating performance when evaluated against his direct peer group, while also recognising, and being sensitive to, our shareholders’ expectations. We believe that it is strongly in the interests of shareholders that Mr Soriot’s compensation opportunity is both competitive and motivational.

Marc Dunoyer received a salary increase of 2% for 2015, broadly in line with the wider employee population, and the Remuneration Committee proposes a within-Policy, but above target, LTI award of 210% of base salary (target remaining 200%). 2014 was Marc’s first full year as CFO of AstraZeneca. With Pascal Soriot, he delivered a strong financial performance, while also remaining a key leader in business development activity, including leading the project to acquire Almirall’s respiratory franchise.

We see remuneration as your resource, and we attempt to spend it wisely to increase the value of your shareholdings in AstraZeneca. We hope you feel that we are striking the right balance between protecting your interests by not over-spending on the one hand, and on the other, rewarding our senior executives fairly and subject to the Policy approved by our shareholders at the 2014 AGM.

We greatly value our ongoing dialogue with our shareholders and, as always, we welcome your feedback on this Directors’ Remuneration Report.

Yours sincerely

John Varley

Chairman of the Remuneration Committee

102	AstraZeneca Annual Report and Form 20-F Information 2014

Corporate Governance > Directors’ Remuneration Report

Annual Report on Remuneration

(the Implementation Report)

Governance

Remuneration Committee membership

The Remuneration Committee members are John Varley (Chairman of the Remuneration Committee), Graham Chipchase, Leif Johansson, Rudy Markham and Nancy Rothwell. Mr Johansson was considered by the Board to be independent upon his appointment as Chairman of the Board; in accordance with the UK Corporate Governance Code, the test of independence is not appropriate in relation to the Chairman after his appointment. All other members of the Remuneration Committee are independent Non-Executive Directors. The Deputy Company Secretary acts as the secretary to the Remuneration Committee.

How did the Remuneration Committee spend its time during 2014?

The Remuneration Committee met 14 times in 2014. The individual attendance record of Remuneration Committee members is set out on page 89. At the invitation of the Remuneration Committee, except where their own remuneration was being discussed, the CEO; the EVP, Human Resources; the Interim EVP, Human Resources & Corporate Affairs; the Vice-President, People Practices and Services; the Executive Compensation Director; and the Company Secretary attended one or more Remuneration Committee meetings in 2014 and provided services that materially assisted the Remuneration Committee. In addition, all meetings of the Remuneration Committee were attended by Nicki Demby, representing Deloitte LLP (Deloitte), the Remuneration Committee’s independent adviser.

The work of the Remuneration Committee focused on the following principal matters in 2014 and February 2015:

>	The terms of senior executives’ remuneration packages on appointment, promotion or termination.
>	The assessment of Group and individual performance against performance targets to determine the level of annual bonuses for performance during 2013 and to set executive bonus targets during 2014 and LTI awards to be granted during 2014.
>	The approval of the rules of the new AstraZeneca PSP prior to the PSP being proposed to shareholders for approval at the 2014 AGM, including the addition of a two-year holding period.
>	The assessment of performance against targets to determine the level of vesting in 2014 under the PSP and AZIP, and the setting of PSP and AZIP performance thresholds for awards made in 2014.
>	The determination of individual awards made to SET members and other participants under the Group’s main LTI plans: the PSP; the AZIP; and the AstraZeneca Global Restricted Stock Plan.
>	The determination of restricted share awards to a number of senior executives under the AstraZeneca Restricted Share Plan.
>	Consideration of the implications of a change of control, should the approaches from Pfizer have been successful, on the remuneration of Executive Directors and employees throughout the Group.
>	In the context of Pfizer’s approaches, a review of the Company’s LTI plans and their link to the Company’s strategy, including engagement by the Chairman of the Remuneration Committee with a number of our major shareholders to understand their views.
>	A review of shareholder voting in respect of the Directors’ Remuneration Report 2013 (including dialogue with major shareholders), with a view to understanding the reasons for the low shareholder vote for the Implementation Report.
>	A review of the changes to the UK Corporate Governance Code and their implications for the Company’s approach to remuneration.
>	A review of a report providing an analysis of key aspects of reward across the wider Group.
>	A review of the pension entitlements of Executive Directors and other SET members.
>	The determination of the Executive Directors’ and other SET members’ remuneration for 2015.
>	A review of the Chairman’s Board fee and office costs.
>	The assessment of Group and individual performance against performance targets to determine the level of annual bonuses for performance during 2014 and to set annual bonus targets for 2015 and LTI awards to be granted during 2015.
>	The annual review of the performance of the Remuneration Committee.
>	The review of the terms of reference of the Remuneration Committee.
>	The preparation, review and approval of this Directors’ Remuneration Report.

Independent Adviser

to the Remuneration Committee

The Remuneration Committee re-appointed Deloitte as its independent adviser following a tender process undertaken in 2013, which involved interviews with both the Company’s management and the Chairman of the Remuneration Committee. Deloitte’s service to the Remuneration Committee was provided on a time-spent basis at a cost to the Company of £71,300 (excluding VAT). During the year, Deloitte also provided taxation advice and other specific non-audit advisory services to the Group. The Remuneration Committee reviewed the potential for conflicts of interest and judged that there were no conflicts. Deloitte is a member of the Remuneration Consultants’ Group, which is responsible for the stewardship and development of the voluntary code of conduct in relation to executive remuneration consulting in the UK. The principles on which the code is based are transparency, integrity, objectivity, competence, due care and confidentiality. Deloitte adheres to the code.

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Annual Report on Remuneration

(the Implementation Report) continued

Shareholder context

At the Company’s AGM held in April 2014, the resolutions to approve the Annual Report on Remuneration for the year ended 31 December 2013 (the 2013 Implementation Report) and the Directors’ Remuneration Policy (the Policy Report) were passed.

Resolution text	Votes for	% for	Votes against	% against	Total votes cast	% of Issued Share Capital voted	Votes withheld
Ordinary Resolution to approve the Annual Report on Remuneration for the year ended 31 December 2013	546,233,371	61.46	342,504,005	38.54	888,737,376	70.45	11,214,670
Ordinary Resolution to approve the Directors’ Remuneration Policy	623,298,717	85.00	110,030,311	15.00	733,329,028	58.13	166,623,018

Key areas of shareholder concern with our 2013 Directors’ Remuneration Report

The Remuneration Committee has carefully considered shareholders’ comments about the 2013 Directors’ Remuneration Report. Following the AGM, the Remuneration Committee Chairman met and/or spoke with the Company’s major shareholders to understand their views.

The table below describes what the Remuneration Committee understands to have been the key areas of shareholder concern and how it has sought to address those concerns in this year’s Directors’ Remuneration Report.

Policy Report

Focus of shareholder commentary	The Remuneration Committee’s response
A perception that the Remuneration Committee has the ability to go outside the Remuneration Policy (the Policy) for new joiners.	The Remuneration Committee has sought to clarify its treatment of remuneration for new joiners under the Policy. See paragraphs headed ‘Operating guidelines’ on page 124.
The Policy becoming effective from 1 January 2015 instead of from the date of the Company’s AGM.	As the Remuneration Committee indicated in the 2013 annual report, it intended to and, in fact, did apply the Policy in determination of its remuneration decisions during 2014.

2013 Implementation Report
Focus of shareholder commentary	The Remuneration Committee’s response
A wish for greater disclosure of > annual bonus performance targets and outcomes > PSP performance targets.

Annual bonus: the Remuneration Committee has enhanced the disclosure of performance outcomes and has included the 2013 and 2014 targets for the Achieve Group financial targets performance measures, as set out in the Annual bonus section on pages 106 and 107. The Remuneration Committee has also provided performance outcomes under the Achieve scientific leadership and Return to growth areas. It considers that the targets themselves remain commercially sensitive. We commit to providing full disclosure of these targets when they are deemed to be no longer commercially sensitive, which we currently anticipate to be two years after the end of the performance period.

PSP: the Remuneration Committee has disclosed the cumulative cash flow and TSR targets for existing awards; see the Performance Share Plan section on page 108, and will include these targets in the disclosure of future awards.

The Remuneration Committee continues to consider the performance targets relating to the Achieve scientific leadership and Return to growth measures as commercially sensitive. We commit to providing full disclosure of these targets when they are deemed to be no longer commercially sensitive, which we currently anticipate to be immediately following the end of the performance period.

The Remuneration Committee intends to maintain this level of disclosure in future Implementation Reports.

A wish for greater disclosure of the rationale for the exercise of the Remuneration Committee’s discretion in respect of the CEO’s 2013 bonus award and 2014 LTI award.

The Remuneration Committee acknowledges the wish of shareholders to understand better the rationale for annual bonus and LTI awards, especially if these are above target, and has sought to address this for 2015 through the disclosures in the Chairman of the Remuneration Committee’s statement from page 100 and in the Annual bonus section from page 105.

The increase in the CEO’s pension allowance.

The Remuneration Committee has noted the concerns of shareholders and will be mindful of this when considering the CEO’s pension allowance in the future. However, the Remuneration Committee is also cognisant of the need to ensure that the overall remuneration arrangements of the Executive Directors are competitive.

There has not been any increase in the CEO’s pension allowance for 2015.

Basis of preparation of this Directors’ Remuneration Report

This Directors’ Remuneration Report has been prepared in accordance with the Large and Medium-sized Companies and Groups (Accounts and Reports) (Amendment) Regulations 2013 (the Regulations) and meets the relevant requirements of the Financial Conduct Authority’s Listing Rules. As required by the Regulations, a resolution to approve the Implementation Report of this Directors’ Remuneration Report will be proposed at the AGM on 24 April 2015.

Terms of reference

A copy of the Remuneration Committee’s terms of reference is available on our website, www.astrazeneca.com. The Remuneration Committee conducted a review of its terms of reference during 2014. A number of changes were recommended to the Board, principally to reflect the changes to the UK Corporate Governance Code during the year. The changes were approved by the Board in February 2015.

104	AstraZeneca Annual Report and Form 20-F Information 2014

What did we pay our Directors?
Directors’ single total figure remuneration (Audited)
	2014 Base salary and fees £’000		2013 Base salary and fees £’000		2014 Taxable benefits £’000	[1]	2013 Taxable benefits £’000	[1]	2014 Annual bonus £’000	[2]	2013 Annual bonus £’000	[2]	2014 Long-term incentives vesting £’000	2013 Long-term incentives vesting £’000	2014 Pension allowance £’000	[3]	2013 Pension allowance £’000	[3]	2014 Total £’000	2013 Total £’000
Executive Directors
Pascal Soriot	1,133		1,100		108		110		1,926		1,870		–	–	340		264		3,507	3,344
Marc Dunoyer	680		113	[4]	62		10		1,016		146		–	–	163		27		1,921	296
Former Executive Director
Simon Lowth[5]	–		579		–		48		–		–		–	–	–		139		–	766
Total	1,813		1,792		170		168		2,942		2,016		–	–	503		430		5,428	4,406
Non-Executive Directors
Leif Johansson	572	[6,7]	540	[7]	–		–		–		–		–	–	–		–		572	540
Geneviève Berger	85		85		–		–		–		–		–	–	–		–		85	85
Bruce Burlington	105		105		–		–		–		–		–	–	–		–		105	105
Ann Cairns	65		–		–		–		–		–		–	–	–		–		65	–
Graham Chipchase	92		95		–		–		–		–		–	–	–		–		92	95
Jean-Philippe Courtois	95		95		–		–		–		–		–	–	–		–		95	95
Rudy Markham	130		130		–		–		–		–		–	–	–		–		130	130
Nancy Rothwell	107		107		–		–		–		–		–	–	–		–		107	107
Shriti Vadera	95		95		–		–		–		–		–	–	–		–		95	95
John Varley	140		140		–		–		–		–		–	–	–		–		140	140
Marcus Wallenberg	85		85		–		–		–		–		–	–	–		–		85	85
Total	1,571		1,477		–		–		–		–		–	–	–		–		1,571	1,477

[1]	Executive Directors may select benefits within the Company’s UK Flexible Benefits Programme or can select to take all, or any remaining allowance after the selection of benefits, in cash. In 2014, the Executive Directors principally took the allowance in cash (£102,000 in respect of Mr Soriot, and £56,000 in respect of Mr Dunoyer) and selected other benefits including healthcare insurance, death-in-service provision and advice in relation to tax.
[2]	One-third of the pre-tax bonus is deferred into Ordinary Shares. These will be held for three years before being released, subject to continued employment. The bonus is not pensionable.
[3]	For Mr Soriot, for 2014, this sum is equivalent to 30% of base salary. For Mr Soriot, for 2013, and Mr Dunoyer for both 2013 and 2014, this sum is equivalent to 24% of base salary. In all instances the sums were taken as a cash alternative to participation in a defined contribution pension scheme.
[4]	Mr Dunoyer was appointed as CFO with effect from 1 November 2013, with an annualised base salary of £680,000.
[5]	Mr Lowth ceased to be a Director of the Company on 31 October 2013.
[6]	The Chairman’s Board fee was increased with effect from 1 July 2014 from £500,000 to £575,000 per annum.
[7]	Includes office costs (invoiced in Swedish krona) of £34,500 for 2014, and £40,000 for 2013. The Remuneration Committee approved an inflation-related increase in office costs with effect from 1 August 2014.

Additional notes to the Directors’ single total figure remuneration table

Annual bonus

For 2014, the principal drivers of annual bonus opportunity were measures for Achieve Group financial targets (40%), Achieve scientific leadership (30%) and Return to growth (30%), together with individual performance, details of which are set out below. The CEO had a target annual bonus of 100% of base salary (range 0-180%) and the CFO had a target annual bonus of 90% of base salary (range 0-150%).

One-third of the pre-tax bonuses earned for the year will be deferred into Ordinary Shares which will vest three years from the date of deferral, subject to continued employment.

The precise targets or target ranges set at the beginning of the performance period are closely aligned to the Company’s strategic priorities, set out in the global scorecard. Following feedback from shareholders that they would like to see greater disclosure of the link between performance and pay outcomes, we have sought to increase our disclosure levels around the annual bonus, while being mindful of commercial sensitivity in some areas. As such, under the Achieve Group financial targets element of the bonus, we have set out overleaf the targets for 2014 and Company performance against those targets. In addition, we have provided the outcomes under each of the Achieve scientific leadership and Return to growth measures. While, in the judgement of the Board, the targets themselves under these areas remain commercially sensitive, we will make retrospective disclosure of these when we no longer consider the targets to be commercially sensitive, which we currently anticipate to be two years after the end of the performance period.

Furthermore, we have sought to provide shareholders with more context around our performance in 2013 and, as such, have provided 2013 targets for the Achieve Group financial targets measure at the bottom of this section.

Although the performance targets in the global scorecard drive prima facie bonus outcomes, the Remuneration Committee also applies judgement to assess the Executive Director’s individual performance. In 2014, the Remuneration Committee determined that Mr Soriot’s annual bonus should amount to 170% of base salary, representing 94.4% of the potential maximum. The Remuneration Committee determined that Mr Dunoyer’s bonus should amount to 149.4% of base salary, representing 99.6% of the potential maximum.

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Annual Report on Remuneration

(the Implementation Report) continued

The bonus award outcomes determined by the Remuneration Committee for both Mr Soriot and Mr Dunoyer reflect strong corporate performance across all our global scorecard measures, but particularly those relating to Achieve scientific leadership and Achieve Group financial targets. These outcomes reflect the acceleration in our pipeline across all main therapy areas, most notably in oncology, and the strengthening of our growth platforms through targeted investments, such as the acquisition of BMS’s interest in the diabetes alliance. In 2014, the Company achieved a record six NDA/BLA product approvals and delivered four quarters of revenue growth with the Return to growth platforms now contributing over half of the Group’s revenues.

1. Achieve Group financial targets

These targets are based on the Company’s key financial measures. The annual bonus outcomes reflect the strong revenue and cash flow performance delivered in 2014, exceeding the targets set at the beginning of the year. Core EPS performance was also above target.

Performance measures for 2014	Weighting	Target		Outcome		Performance	Pascal Soriot level of award	Marc Dunoyer level of award
Achieve cash flow from operating activities target	10% of target bonus	$3.8bn	[1]	$5.9bn	[1]	Exceeded target	22%	20%
Achieve Core EPS target	20% of target bonus	$4.25	[2]	$4.35	[2]	Met target	28%	24%
Achieve overall revenue target	10% of target bonus	$24.6bn	[2]	$26.2bn	[2]	Exceeded target	22%	20%
Pascal Soriot level of award	£817,000 (representing 43% of total annual bonus outcome)
Marc Dunoyer level of award	£431,000 (representing 43% of total annual bonus outcome)

[1]	The cash flow target, and the performance against that target, is evaluated by reference to net cash flow before distributions and other adjustments required by the performance conditions.
[2]	The Core EPS and revenue targets, and the performance against those targets, are evaluated by reference to budget exchange rates such that beneficial or adverse movements in currency, which are outside the Company’s control, do not impact reward outcomes.

2. Achieve scientific leadership

These measures reflect the Company’s ability to deliver innovation to the market. In 2014, we continued to make significant progress towards achieving scientific leadership and exceeded three out of five of our pipeline targets. The AstraZeneca pipeline now includes 133 projects, of which 118 are in the clinical phase of development. There are 13 NME projects currently in late-stage development, either in Phase III/pivotal Phase II studies or under regulatory review. During 2014, across the portfolio, 50 projects successfully progressed to their next phase. This includes two first launches and four first approvals in a major market, and 14 NME progressions. In addition, 21 projects have entered Phase I and nine projects have been discontinued.

Performance measures for 2014	Weighting	Target	Outcome	Performance	Pascal Soriot aggregate level of award	Marc Dunoyer aggregate level of award
Phase II starts/progressions	6% of target bonus per measure	Commercially sensitive until March 2017	13	Exceeded target
Positive Phase III investment decisions			9	Exceeded target
NME and major life-cycle management
submissions			6	Met target	60%	53%
NME and major life-cycle management
approvals			12	Exceeded target
Clinical-stage external licensing and partnering opportunities			3	Met target
Pascal Soriot level of award	£681,000 (representing 35% of total annual bonus outcome)
Marc Dunoyer level of award	£359,000 (representing 35% of total annual bonus outcome)

3. Return to growth

These measures are based on quantitative sales targets for 2014 relating to the Company’s growth platforms: Brilinta/Brilique, diabetes, respiratory, Emerging Markets, and Japan. In 2014, we did, in aggregate, meet our Return to growth targets. Our growth platforms contributed 53% of total revenue, an increase of 15% from 2013.

Performance measures for 2014	Weighting	Target	Outcome	Performance	Pascal Soriot aggregate level of award	Marc Dunoyer aggregate level of award
Deliver Brilinta/Brilique target	6% of target bonus per measure	Commercially sensitive until March 2017	$476m	Below target
Build diabetes franchise			$1,870m	Met target
Deliver respiratory goals			$4,747m	Exceeded target	38%	33%
Deliver sales growth in Emerging Markets			$5,827m	Met target
Deliver Japan target			$2,227m	Below target
Pascal Soriot level of award	£428,000 (representing 22% of total annual bonus outcome)
Marc Dunoyer level of award	£226,000 (representing 22% of total annual bonus outcome)

106	AstraZeneca Annual Report and Form 20-F Information 2014

4. Individual performance

The Remuneration Committee’s decisions recognise the profound and positive impact that the CEO and the CFO are having on the performance of the Company. Mr Soriot’s focus on delivering the strategy and the leadership he displayed during the Pfizer approaches have enabled the organisation to deliver strong scientific, financial, and commercial results in 2014. This performance has been delivered while implementing a significant programme of change in the organisation.

2014 was Mr Dunoyer’s first full year as CFO of AstraZeneca. With Mr Soriot he delivered a strong financial performance, while also remaining a key leader in business development activity, including leading the project to acquire Almirall’s respiratory franchise.

Disclosure of Achieve Group financial targets information for 2013

The Remuneration Committee has determined that the 2013 targets relating to the Achieve Group financial targets element of the annual bonus are no longer commercially sensitive and can therefore be disclosed.

Performance measures for 2013	Target		Outcome		Performance
Achieve cash flow from operating activities target	$2.3bn	[1]	$5.8bn	[1]	Exceeded target
Achieve Core EPS target	$5.21	[2]	$5.29	[2]	Met target
Achieve overall revenue target	$26.3bn	[2]	$26.3bn	[2]	Met target

[1]	The cash flow target, and the performance against that target, is evaluated by reference to net cash flow before distributions and other adjustments required by the performance conditions.
[2]	The Core EPS and revenue targets, and the performance against those targets, are evaluated by reference to budget exchange rates such that beneficial or adverse movements in currency, which are outside the Company’s control, do not impact reward outcomes.

Share interests awarded during the year under the Deferred Bonus Plan, PSP and AZIP (Audited)

Deferred Bonus Plan

	Pascal Soriot	Marc Dunoyer
Interest awarded	15,966 Ordinary Shares awarded on 28 March 2014	2,679 Ordinary Shares awarded on 28 March 2014
	at a grant price of 3904 pence per share.	at a grant price of 3904 pence per share.
Description of interest	One-third of the pre-tax annual bonus for Executive Directors is deferred into Ordinary Shares or ADSs. Typically, the shares are acquired on the open market at the prevailing market price at the date of the vesting. The number of shares acquired reflects the number of shares which would have been acquired at the prevailing market price on the award date.
Basis of award	Automatic deferral of one-third of annual bonus into Ordinary Shares or ADSs.
Face value of award	£623,000	£105,000
Vesting level at threshold performance[1]	100%
End of performance period[2]	28 March 2017
Summary of performance measures and targets	No performance conditions apply, but vesting is ordinarily subject to continued employment.

[1]	No performance conditions apply under the Deferred Bonus Plan, other than continued employment.
[2]	As no performance conditions apply, this date represents the end of the holding period.

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Annual Report on Remuneration

(the Implementation Report) continued

Share interests awarded during the year under the Deferred Bonus Plan, PSP and AZIP (Audited) continued

Performance Share Plan (PSP)

	Pascal Soriot	Marc Dunoyer
Interest awarded	124,066 Ordinary Shares awarded on 28 March 2014 at a grant price of 3904 pence per share.	52,254 Ordinary Shares awarded on 28 March 2014 at a grant price of 3904 pence per share.
Description of interest

The PSP provides for the grant of awards over Ordinary Shares or ADSs. The vesting date is the third anniversary of the date of the award, subject to performance and continued employment.

The annual target award is expressed as a percentage of base salary. Awards are weighted 75% in favour of the PSP and 25% in favour of the AZIP.

Basis of award	Mr Soriot’s LTI award (PSP and AZIP): 285% of base salary (expected value).	Mr Dunoyer’s LTI award (PSP and AZIP): 200% of base salary (expected value).
For the PSP, we assume an expected value on vesting of 50% of the value of the award at grant.
	For Mr Soriot, this equated to a PSP award at face value of 427.5% of base salary.	For Mr Dunoyer, this equated to a PSP award at face value of 300% of base salary.
Face value of award	£4,844,000	£2,040,000
Vesting level at threshold performance	25%
End of performance period	31 December 2016
Summary of performance measures and targets

A combination of measures focused on our scientific, commercial and financial performance assessed over the relevant three-year performance period:

Twenty-five percent of the award is based on the relative TSR performance of the Company against a predetermined peer group of global pharmaceutical companies. The rank which the Company’s TSR achieves over the performance period will determine how many shares will vest under the part of the award subject to the TSR performance measure. Payouts against performance in relation to TSR for PSP awards are expressed as a percentage of the maximum award currently payable, shown within a range of 0% to 100%, as shown in the table below.

TSR ranking of the Company –
PSP awards made in 2013 and 2014	% of award under TSR performance measure that vests
Below median	0%
Median	25%
Between median and upper quartile	Pro rata
Upper quartile	75%
Above upper quartile	75% to 100% at the Remuneration Committee’s discretion

More information about the TSR performance of the Company, including the Company’s peer group, is set out in the Total shareholder return section on page 111.

Twenty-five percent of the award is based on the achievement of a cumulative free cash flow target. The measure for the cash flow target for the PSP awards made in 2013 and 2014 is net cash flow before distributions and other adjustments required by the performance conditions (subject to any further adjustments the Remuneration Committee chooses to make using its judgement) and thus referred to as ‘adjusted cumulative cash flow’, over the same three-year performance period as the TSR performance measure, and the level of vesting for the part of the award subject to the cash flow performance measure is based on a sliding scale between a threshold cash flow target and an upper target. Vesting levels in relation to the threshold target and the upper target are shown in the table below.

Adjusted cumulative cash flow – PSP awards made in 2013 and 2014	% of award under cash flow performance measure that vests
Less than $9 billion	0%
$9 billion	25%
Between $9 billion and $11 billion	Pro rata
$11 billion	75%
Between $11 billion and $13 billion	Pro rata
$13 billion and above	100%

Twenty-five percent of the award is based on Achieve scientific leadership measures covering five areas: an NME target, which reflects the Company’s ability to deliver innovation to the market; major life-cycle management approvals, which represent a good proxy for near-to-mid term growth; the volume of NMEs in Phase III and their registration; a target for peak-year sales, to track the value of pipeline output; and delivery from our research and early development organisation, assessed by Phase II starts.

Twenty-five percent of the award is based on Return to growth measures based on quantitative sales targets relating to the Company’s five growth platforms: Brilinta/Brilique, diabetes, respiratory, Emerging Markets, and Japan.

As the PSP performance measures related to Achieve scientific leadership and Return to growth are an indicator of the Company’s longer-term strategic priorities, we believe that the targets/target ranges associated with them are commercially sensitive. We will make retrospective disclosure when the targets are deemed to be no longer commercially sensitive, which we currently anticipate to be immediately following the end of the performance period.

More information about the PSP’s performance measures is set out on page 120 of the Remuneration Policy Report.

108	AstraZeneca Annual Report and Form 20-F Information 2014

AstraZeneca Investment Plan (AZIP)
	Pascal Soriot	Marc Dunoyer
Interest awarded	20,677 Ordinary Shares awarded on 28 March 2014 at a grant price of 3904 pence per share.	8,709 Ordinary Shares awarded on 28 March 2014 at a grant price of 3904 pence per share.
Description of interest

The AZIP provides for the grant of awards over Ordinary Shares or ADSs. The vesting date is the eighth anniversary of the start of the performance period (being 1 January in any given year), subject to performance and continued employment.

The annual target award is expressed as a percentage of base salary. Awards are weighted 75% in favour of the PSP and 25% in favour of the AZIP.

Basis of award	Mr Soriot’s LTI award (PSP and AZIP):	Mr Dunoyer’s LTI award (PSP and AZIP):
	285% of base salary (expected value).	200% of base salary (expected value).
For the AZIP, we assume an expected value on vesting of 100% of the value of the award at grant.
	For Mr Soriot, this equated to an AZIP award at face value of 71.25% of base salary.	For Mr Dunoyer, this equated to an AZIP award at face value of 50% of base salary.
Face value of award	£807,000	£340,000
Vesting level at threshold performance	100%
End of performance period	31 December 2017
End of holding period	31 December 2021
Summary of performance measures and targets

Dividend and dividend cover hurdles, assessed over the relevant four-year performance period

> dividend per share of $2.80 maintained, or increased, over the performance period

> dividend cover of 1.5 maintained over the performance period, calculated on the basis of Core EPS.

Both performance hurdles must be achieved in each year of the performance period for the award to vest.

More information about the AZIP’s performance hurdles is set out on page 121 of the Remuneration Policy Report.

Payments to former Directors (Audited)

No payments were made during 2014 to former Directors.

Payments for loss of office (Audited)

Other than the vesting of one of the Deferred Bonus Plan awards disclosed in the 2013 Implementation Report in respect of Mr Lowth, who ceased to be a Director of the Company on 31 October 2013, no payments were made for loss of office during 2014.

AstraZeneca Annual Report and Form 20-F Information 2014	109

Corporate Governance > Directors’ Remuneration Report

Annual Report on Remuneration

(the Implementation Report) continued

Service contracts

The notice periods and unexpired terms of Executive Directors’ service contracts at 31 December 2014 are shown in the table below.

AstraZeneca or the Executive Director may terminate the service contract on 12 months’ notice.

Executive Director	Date of service contract	Unexpired term at 31 December 2014	Notice period
Pascal Soriot	27 August 2012	12 months	12 months
Marc Dunoyer	15 March 2013	12 months	12 months

Remuneration context and our past performance
Statement of change in remuneration of CEO compared to other employees
	Percentage change of CEO against 2013	Average percentage change for employees against 2013
Salary	3%	5.3%
Taxable benefits	0%	5.6%
Annual bonus	3%	27.9%

The employee comparator group comprises employees in the UK, US and Sweden. We consider this to be an appropriate comparator group because it is representative of the Group’s major science, business and enabling units, and the employee populations are well balanced in terms of seniority and demographics. To provide a meaningful comparison of salary increases, a consistent employee comparator group is used by which the same individuals appear in the 2013 and 2014 group.

CEO total remuneration table
Year	CEO		CEO single total figure remuneration £’000		Annual bonus £’000	Annual bonus payout against maximum opportunity %		Value of LTIs at vest £’000		LTI vesting rates against maximum opportunity %
2014	Pascal Soriot		3,507		1,926	94		–		–
2013	Pascal Soriot		3,344		1,870	94		–		–
2012	Pascal Soriot	[1]	3,693	[2]	335	68		–		–
2012	Simon Lowth	[3]	3,289		1,034	86		1,301	[4]	38	[4]
2012	David Brennan	[5]	4,147	[6]	–	–	[7]	2,538		38
2011	David Brennan		7,863		1,326	74		5,386		62
2010	David Brennan		9,690		1,583	90		6,937		100
2009	David Brennan		5,767		1,751	100		2,795		62

[1]	Mr Soriot was appointed CEO with effect from 1 October 2012.
[2]	This figure includes £991,000 paid to compensate Mr Soriot in respect of his forfeited bonus opportunity for 2012 and an award of £2,000,000 to compensate him for his loss of LTI awards, both in respect of his previous employment.
[3]	Mr Lowth acted as Interim CEO from June to September 2012 inclusive.
[4]	Mr Lowth’s LTI awards which vested during 2012 were not awarded or received in respect of his performance as Interim CEO.
[5]	Mr Brennan ceased to be a Director on 1 June 2012.
[6]	This figure includes Mr Brennan’s pay in lieu of notice of £914,000.
[7]	Mr Brennan informed the Remuneration Committee that he did not wish to be considered for a bonus in respect of that part of 2012 in which he was CEO. The Remuneration Committee determined that no such bonus would be awarded and also that there should be no bonus award relating to his contractual notice period.

110	AstraZeneca Annual Report and Form 20-F Information 2014

Total shareholder return (TSR)

The graph below compares the TSR performance of the Company over the past six years with the TSR of the FTSE100 Index. This graph is re-based to 100 at the start of the relevant period. As a constituent of the FTSE100, this index represents an appropriate reference point for the Company. We have also included a ‘Pharmaceutical peers average’, which reflects the TSR of the current comparator group and provides shareholders with additional context.

The charts below show how the Company’s TSR performance has compared with the TSR for the relevant companies in the comparator group from the first day in the three-year performance period in respect of the PSP awards made in 2013 and 2014, and how the Company ranks against those other companies on this basis.

To alleviate any short-term volatility, the return index is averaged in the TSR calculations for each company over the three months prior to the start of the relevant performance period (as stipulated in the PSP rules) and, for the purposes of the charts below, over the last three months of 2014.

Relative importance of spend on remuneration

The table below shows the overall spend on employee remuneration and expenditure on shareholder distributions through dividends.

The figures below have been calculated in accordance with the Group Accounting Policies and drawn from either the Company’s Consolidated Statement of Comprehensive Income on page 134, or its Consolidated Statement of Cash Flows on page 137. Further information on the Group’s Accounting Policies can be found from page 138.

	2014 $m	2013 $m	Difference in spend between years $m	Difference in spend between years %
Total employee remuneration[1]	6,279	5,276	1,003	19.01
Distributions to shareholders: – Dividends paid	3,521	3,461	60	1.73

[1]	This figure includes the remuneration paid to all employees in the Group, including the Executive Directors but excluding the Non-Executive Directors, who are not employees.

AstraZeneca Annual Report and Form 20-F Information 2014	111

Corporate Governance > Directors’ Remuneration Report

Annual Report on Remuneration

(the Implementation Report) continued

Directors’ interests in shares (Audited)

Under the Company’s Articles all Directors must, within two months of their appointment, acquire a beneficial interest in at least 500 shares in the Company. All of the Directors fulfil this requirement at the date of this Directors’ Remuneration Report.

In addition to this mandatory requirement, the Board imposes minimum shareholding requirements on the Executive Directors and SET members. The CEO is required to build a shareholding and hold shares amounting to 300% of base salary, and the CFO is required to hold shares amounting to 200% of base salary, each within five years of their date of appointment. At the date of this report, Mr Soriot has fulfilled this requirement. Due to Mr Dunoyer’s recent appointment as CFO, he is currently working towards fulfilling the shareholding requirement for this role. All other SET members are required to build a shareholding over time and hold 125% of base salary as shares while in office.

The Board also encourages each Non-Executive Director to build up, over a period of three years, a shareholding in the Company with a value approximately equivalent to the basic annual fee for a Non-Executive Director (£75,000) or, in the case of the Chairman, approximately equivalent to his basic annual fee (£575,000). Ann Cairns, who was appointed as a Non-Executive Director at the Company’s AGM held in April 2014, is building her shareholding in the Company to fulfil this expectation. All of the other Non-Executive Directors, including the Chairman, had fulfilled this expectation as at 31 December 2014.

The tables below show the interests of the Directors (including the interests of their Connected Persons, as such term is defined in the Financial Services and Markets Act 2000) in Ordinary Shares as at 31 December 2014, as well as details of any Director’s interests in options over the Company’s shares. All such interests were beneficial except as otherwise stated. No Director or senior executive beneficially owns, or has options over, 1% or more of the issued share capital of the Company, nor do they have different voting rights from other shareholders. None of the Directors has a beneficial interest in the shares of any of the Company’s subsidiaries. Between 31 December 2014 and 5 February 2015, there was no change in the interests in Ordinary Shares shown in the tables below.

Executive Directors

	Shares held						Options held

Executive Director	Beneficially held		Value of shares held beneficially as percentage of base salary[1]	Shareholding requirement (to be built up within 5 years of date of appointment)	Subject to performance conditions	Subject to deferral	Vested but unexercised	Exercised during the year	Total
Pascal Soriot	215,766	[2]	868%	300%	359,816	40,497	–	–	616,079
Marc Dunoyer	25,324		170%	200%	174,922	44,151	–	–	244,397

[1]	Based on the London Stock Exchange closing price of 4555.5 pence per Ordinary Share on 31 December 2014.
[2]	Since his appointment, Mr Soriot has acquired 173,800 Ordinary Shares using his own resources at an average price of 3564 pence per share.

Non-Executive Directors

The Non-Executive Directors are not eligible to receive shares in the Company that are the subject of performance conditions, and have acquired their beneficial interests in the Company’s shares using their own resources.

Non-Executive Directors	Beneficial interest in Ordinary Shares at 31 December 2013 or (if later) appointment date	Change to beneficial interest	Beneficial interest in Ordinary Shares at 31 December 2014
Leif Johansson	28,509	10,500	39,009
Geneviève Berger	900	1,190	2,090
Bruce Burlington	1,553	1,196	2,749
Ann Cairns	1,225	–	1,225
Graham Chipchase	1,500	400	1,900
Jean-Philippe Courtois	2,635	–	2,635
Rudy Markham	2,452	–	2,452
Nancy Rothwell	2,643	–	2,643
Shriti Vadera	3,000	3,500	6,500
John Varley	5,444	7,556	13,000
Marcus Wallenberg	63,646	–	63,646

112	AstraZeneca Annual Report and Form 20-F Information 2014

Implementation of Remuneration Policy in 2015

This section sets out how the Remuneration Committee intends to implement our Remuneration Policy during 2015.

Effective from 1 January 2015, Mr Soriot’s base salary was increased, in line with increases in the UK employee population, by 3% to £1,167,000. Mr Soriot’s target annual bonus opportunity will remain unchanged at 100% of salary and his LTI plan target will remain unchanged at 250% of base salary. However, the Remuneration Committee has granted an above-target LTI award for 2015 of 285% of base salary.

Effective from 1 January 2015, Mr Dunoyer’s base salary was increased, broadly in line with increases in the UK employee population, by 2% to £694,000. His target annual bonus opportunity will remain unchanged at 90% of base salary and his LTI plan target award will remain unchanged at 200% of base salary. However, the Remuneration Committee has granted an above-target LTI award for 2015 of 210% of base salary.

The annual bonus measures and weightings for 2015 are set out in the table below and are broadly consistent with those applicable in 2014. However, oncology has been added as a new therapy area under our Return to growth measure. Individual performance for each of the Executive Directors will be assessed by reference to individual objectives in line with the Company’s objectives for the year.

The performance measures and weightings for 2015 in respect of the LTI plans (AZIP and PSP) will be consistent with those described in the Long Term Incentives section in the Remuneration Policy Report from page 119.

Summary of Executive Directors’ remuneration for 2015

Executive Directors’ remuneration opportunity

	Pascal Soriot (CEO)		Marc Dunoyer (CFO)
Base salary	£1,167,000		£694,000
Pension provision	30% of base salary		24% of base salary
Annual bonus target	100% of base salary (normal range 0%-180%)		90% of base salary (normal range 0%-150%)
LTI plan award	285% of base salary	[1]	210% of base salary	[2]

[1]	LTI plan target remains at 250% of base salary.
[2]	LTI plan target remains at 200% of base salary.

Annual bonus

Achieve scientific leadership performance measures	Weighting	Return to growth performance measures	Weighting	Achieve Group financial targets performance measures	Weighting
Phase II starts/progressions	6% of target bonus per measure	Deliver Brilinta/Brilique target	5% of target bonus per measure	Achieve cash flow from operating activities target	10% of target bonus

Phase III investment decisions		Build diabetes franchise		Achieve Core EPS target	20% of target bonus

NME and major life-cycle management regional submissions		Deliver sales growth in Emerging Markets		Achieve overall revenue target	10% of target bonus

NME and major life-cycle management regional approvals		Deliver respiratory goals

In-licensing, out-licensing or partnering product opportunities		Deliver Japan growth target

Deliver oncology growth target

LTI plans

Performance measures
PSP	A combination of measures focused on scientific leadership, revenue generation, TSR and free cash flow assessed over the relevant three-year performance period.
AZIP

Dividend and dividend cover hurdles, assessed over the relevant four-year performance period

> dividend per share of $2.80 maintained, or increased, over the performance period

> dividend cover of 1.5 maintained over the performance period, calculated on the basis of Core EPS.

Both performance hurdles must be achieved, in each year of the performance period, for the award to vest.

AstraZeneca Annual Report and Form 20-F Information 2014	113

Corporate Governance > Directors’ Remuneration Report

Annual Report on Remuneration

(the Implementation Report) continued

Summary of Non-Executive Directors’ remuneration for 2015

Board and Committee fees for the Non-Executive Directors, including the Chairman, were reviewed in 2014. The review of the Chairman’s fee and the fees for chairing the Audit and Remuneration Committees took into account relevant benchmark data from FTSE100 and FTSE30 companies and the resultant fee levels, in each case, remain below the FTSE30 median. The review of the fees for the Science Committee, for which there are few, if any, market benchmarks, took account of the increased scope of its remit and associated time commitment. The Non-Executive Director fees for 2015 (together with those for 2014) are set out below. Further information on the Non-Executive Directors’ Board and Committee fees can be found on page 128 of the Remuneration Policy Report.

Non-Executive Director fees in 2014 and 2015:

	2014		2015
	£		£
Chairman’s fee	537,500	[1]	575,000
Basic Non-Executive Director’s fee	75,000		75,000
Senior independent Non-Executive Director	30,000		30,000
Membership of the Audit Committee	20,000		20,000
Membership of the Remuneration Committee	15,000		15,000
Chairman of the Audit Committee or the Remuneration Committee[2]	20,000		25,000
Membership of the Science Committee	10,000		12,000
Chairman of the Science Committee[2]	7,000		10,000

[1]	The Chairman’s fee was increased with effect from 1 July 2014 from £500,000 to £575,000 per annum.
[2]	This fee is in addition to the fee for membership of the relevant Committee.

Additional information: Executive Directors’ share plans

Deferred Bonus Plan

As described from page 118, there is a requirement for Executive Directors and SET members to defer a certain proportion of any short-term bonus payments into Ordinary Shares or ADSs. The interests of Directors at 31 December 2014 in Ordinary Shares or ADSs that are the subject of awards under these arrangements are shown below:

	Number of shares	Award price (pence)	Grant date	[1]	Vesting date	[1]
Pascal Soriot
Award in respect of 2012 performance period	3,799	2939	25.02.13		25.02.16
Total at 1 January 2014	3,799
Award in respect of 2013 performance period	15,966	3904	28.03.14		28.03.17
Total at 31 December 2014	19,765
Marc Dunoyer
Total at 1 January 2014	–
Award in respect of 2013 performance period	2,679	3904	28.03.14		28.03.17
Total at 31 December 2014	2,679

[1]	UK date convention applies.

Performance Share Plan (PSP)

The interests of Directors at 31 December 2014 in Ordinary Shares that are the subject of awards under the PSP are shown below:

	Number of shares	Award price (pence)	Grant date	[1]	Vesting date	[1]	Performance period	[1]
Pascal Soriot
2013 award	125,113	3297	11.06.13		11.06.16		01.01.13 – 31.12.15
Total at 1 January 2014	125,113
2014 award	124,066	3904	28.03.14		28.03.17		01.01.14 – 31.12.16
Total at 31 December 2014	249,179
Marc Dunoyer
2013 award	90,853	3302	01.08.13		01.08.16		01.01.13 – 31.12.15
Total at 1 January 2014	–
2014 award	52,254	3904	28.03.14		28.03.17		01.01.14 – 31.12.16
Total at 31 December 2014	143,107
1 UK date convention applies.

114	AstraZeneca Annual Report and Form 20-F Information 2014

AstraZeneca Investment Plan (AZIP)

The interests of Directors at 31 December 2014 in Ordinary Shares that are the subject of awards under the AZIP are shown below:

	Number of	Award price
	shares	(pence)	Grant date[1]	Vesting date[1]	Performance period[1]
Pascal Soriot
2013 award[2]	89,960	3297	11.06.13	01.01.21	01.01.13 – 31.12.16
Total at 1 January 2014	89,960
2014 award	20,677	3904	28.03.14	01.01.22	01.01.14 – 31.12.17
Total at 31 December 2014	110,637
Marc Dunoyer
2013 award	8,176	3302	01.08.13	01.01.21	01.01.13 – 31.12.16
Total at 1 January 2014	8,176
2014 award	8,709	3904	28.03.14	01.01.22	01.01.14 – 31.12.17
Total at 31 December 2014	16,885

[1]	UK date convention applies.
[2]	The AZIP award of 89,960 shares comprises a regular 2013 award of 20,852 shares and a previously announced award which replaces that originally made when Mr Soriot joined the Company in October 2012.

Restricted share award

On 26 October 2012, Mr Soriot was granted an award of 69,108 restricted shares at an award price of 2894 pence per share. When Mr Soriot joined AstraZeneca, he forfeited awards made to him by his previous employer. The Remuneration Committee determined that it was appropriate to compensate him for the value of those forfeited awards. AstraZeneca received an independent assessment of their value. The restricted shares vested, or will vest (subject to the Company’s closed trading periods), as follows

>	27,644 vested on 31 October 2013
>	20,732 vested on 1 October 2014
>	20,732 will vest on 1 October 2015.

The interests of Mr Soriot at 31 December 2014 in Ordinary Shares that are the subject of awards under this arrangement are shown below:

			Price on
			vesting
	Number of		date
	shares		(pence)
Pascal Soriot
Total at 1 January 2014	41,464
Partial vesting of 2012 award	(20,732)	[1]	4441.5
Total at 31 December 2014	20,732

[1]	Following certain mandatory tax deductions, Mr Soriot became beneficially interested in a net number of 17,985 Ordinary Shares.

Restricted Share Plan

On 1 August 2013, Mr Dunoyer was granted an award of 65,505 restricted shares at an award price of 3302 pence per share. When Mr Dunoyer joined AstraZeneca as EVP, GPPS, he forfeited awards made to him by his previous employer. The Remuneration Committee determined that it was appropriate to compensate him for the value of those forfeited awards. AstraZeneca received an independent assessment of their value. The restricted shares vested, or will vest, as follows

>	9,103 shares vested on 15 June 2014
>	41,472 shares will vest on 15 June 2015
>	14,930 shares will vest on 1 August 2016.

The interests of Mr Dunoyer at 31 December 2014 in Ordinary Shares that are the subject of awards under this arrangement are shown below:

			Price on
			vesting
	Number of		date
	shares		(pence)
Marc Dunoyer
Total at 1 January 2014	65,505
Partial vesting of 2013 award	(9,103)	[1]	4385
Total at 31 December 2014	56,402

[1]	Following certain mandatory tax deductions, Mr Dunoyer became beneficially interested in a net number of 4,824 Ordinary Shares.

AstraZeneca Annual Report and Form 20-F Information 2014	115

Corporate Governance > Directors’ Remuneration Report

Remuneration Policy Report

This section sets out the Remuneration Policy (the Policy) that was approved by shareholders at the Company’s AGM in April 2014. It is intended that the Policy shall remain in effect for a period of three years from 1 January 2015.

The Policy set out below has not been amended since its approval by shareholders in April 2014, other than to show changes to individual remuneration in 2015 in the Remuneration scenarios for Executive Directors section on page 123, which remain within Policy. However, mindful of shareholder commentary on the Policy since its approval, the Remuneration Committee has sought to clarify certain aspects of the Policy in relation to its approach to recruitment remuneration for Executive Directors and has adopted ‘Operating guidelines’ with effect from 1 January 2015 identified on page 124, which do not form part of the Company’s Policy as approved by shareholders. These clarifications are marked in bold in this Policy Report.

Setting the Company’s Policy

The Remuneration Committee is responsible for setting overall remuneration policy and makes decisions about specific remuneration arrangements in the broader context of employee remuneration throughout the Group. All roles within the organisation are benchmarked against comparable roles in similar organisations and in the employee’s local market to ensure the Company is paying fairly at all levels. Executive Directors’ remuneration arrangements are benchmarked against a global pharmaceutical peer group and the FTSE30. Each year the Company actively engages with its employees, either on a Group-wide basis or in the context of smaller focus groups, in order to solicit feedback generally and on a wide range of specified issues, including pay.

While the Remuneration Committee did not consult with employees when determining the Executive Directors’ remuneration policy, it does annually review Group remuneration data including ratios of average pay to senior executive pay; bonus data; gender and geographical data in relation to base salaries and variable compensation; and aggregate data about the shareholding levels of senior managers. Many employees are also shareholders in the Company and therefore had the opportunity to vote at the 2014 AGM on this Remuneration Policy Report. In reviewing the base salaries of Executive Directors, the Remuneration Committee considers the overall level of any salary increases being awarded to employees in the Executive Director’s local market in the relevant year.

In all aspects of its work, the Remuneration Committee considers both the external environment in which the Company operates and the guidance issued by organisations representing institutional shareholders. It consults the Company’s largest investors on general and specific remuneration matters and provides an annual opportunity for representatives of those investors to meet the Chairman of the Remuneration Committee and other Remuneration Committee and Board members. It is the Company’s policy to seek input from major shareholders on an ad hoc basis where significant changes to remuneration arrangements are proposed. The Company’s shareholders are encouraged to attend the Company’s AGM and any views expressed will be considered by the Remuneration Committee’s members. The Remuneration Committee works with the Audit Committee to ensure that the Group’s remuneration policies and practices achieve the right balance between appropriate incentives to reward good performance, managing risk, and the pursuit of the Company’s business objectives.

Legacy arrangements

The Remuneration Committee may approve remuneration payments and payments for loss of office where the terms of the payment were agreed before the Policy came into effect, or at a time when the relevant individual was not a Director of the Company (provided that, in the opinion of the Remuneration Committee, the agreement was not in consideration for the individual becoming a Director of the Company). This includes the exercise of any discretion available to the Remuneration Committee in connection with such payments.

For these purposes, payments include the Remuneration Committee satisfying awards of variable remuneration including awards over shares, on the basis of the terms agreed at the time the award is granted.

Minor amendments

The Remuneration Committee may make minor amendments to the arrangements for the Directors as described in this Remuneration Policy Report (for regulatory, exchange control, tax or administrative purposes, or to take account of a change in legislation).

116	AstraZeneca Annual Report and Form 20-F Information 2014

Remuneration Policy for Executive Directors

Fixed elements of remuneration: base salary, benefits and pension

The Company’s approach to determining and reviewing the salaries of the Executive Directors and the employee population as a whole is the same. On an annual basis, the salaries for individual roles are reviewed in the context of individual sustained performance and the external market. AstraZeneca participates in annual global compensation surveys, which provide benchmarking data for all roles within the organisation, ensuring a robust salary review process for all employees.

The Company seeks to provide an appropriate range of competitive benefits, including pension, to all employees (including Directors) in the context of their local market.

Base salary
Purpose and link to strategy	Operation	Maximum opportunity

Base salary is intended to be sufficient (but no more than necessary) to attract, retain and develop high-calibre individuals in order to deliver the Company’s strategy.

The Remuneration Committee determines base salary based on a number of factors, including (but not limited to):

> Recognition of the value of an individual’s sustained personal performance and contribution to the business

> The individual’s skills and experience

> Internal relativities

> Conditions in the relevant external market.

Base salaries are normally reviewed annually to ensure they remain competitive, with any change usually taking effect from 1 January.

There are no contractual provisions for clawback or malus of base salary.

The current base salaries can be found on page 105 of the Implementation Report.

While there is no formal maximum, annual base salary increases, if any, for the Executive Directors will normally be in line with the percentage increases awarded to the employee population within the individual’s country location.

Higher increases may be made if the Remuneration Committee in its discretion considers it appropriate. For example, this may include:

> Increase in the scope and/or responsibility of the individual’s role

> Development of the individual within the role.

Benefits
Purpose and link to strategy	Operation	Maximum opportunity

To provide market competitive benefits. Non-cash benefits are designed to be sufficient (but no more generous than necessary) to attract, retain and develop high-calibre individuals in order to deliver the Company’s strategy.

UK-based Executive Directors are provided with a fund under the UK Flexible Benefits Programme. The fund value is based on a range of benefits including:

> Private Medical Insurance for partner and children

> Life assurance

> Permanent health insurance

> Company car

> Additional holidays

> Other additional benefits made available by the Company from time to time that the Remuneration Committee considers appropriate based on the Executive Director’s circumstances.

A Director may choose to take a proportion of, or the entire fund, as cash.

Non-UK-based Executive Directors will receive a range of benefits (or a fund of equivalent value) comparable to those typically offered in their local market. They can elect to take the fund as cash or elect one or more of these benefits and take the balance as cash.

At its discretion, for Executive Directors on an international assignment or relocating to take up other Company duties, the Remuneration Committee may consider support towards the reasonable costs of relocation.

At its discretion, the Remuneration Committee may provide an allowance towards the reasonable fees for professional services such as legal, tax, property and financial advice. The Company may also fund the cost of a driver and car for Executive Directors.

The Company also provides Directors’ and Officers’ Liability Insurance and an indemnity to the fullest extent permitted by the law and the Company’s Articles.

There are no contractual provisions for clawback or malus of benefits.

The current value of benefits available can be found on page 105 of the Implementation Report.

The maximum value of the fund available under the UK Flexible Benefits Programme will be equivalent to the cost to the Company of the suite of benefits at the time.

The maximum value of the suite of benefits for non-UK-based Executive Directors will be equivalent to the cost of the suite of benefits at the time.

The value of the support towards the costs of relocation will be the reasonable costs associated with the Executive Director’s particular circumstances.

The value of the support towards the costs of professional fees and other costs will be the reasonable costs associated with the Executive Director’s particular circumstances.

The maximum value of the Directors’ and Officers’ Liability Insurance and third party indemnity insurance is the cost at the relevant time.

While the Remuneration Committee has not set an overall level of benefit provision, the Remuneration Committee keeps the benefit policy and benefit levels under review.

Pension
Purpose and link to strategy	Operation	Maximum opportunity

Provision of retirement benefits to attract, retain and develop high-calibre individuals in order to deliver the Company’s strategy.

Company allocations for Executive Directors’ pensions will be a proportion of the individual’s base salary and is in line with local market practice.

As part of the UK Flexible Benefits Programme, the Company provides an allocation consisting of a percentage of the UK-based Executive Director’s base salary, which the Executive Director can elect to pay into a pension scheme or take as cash. The Company will allocate an amount benchmarked to the local market.

There are no contractual provisions for clawback or malus of pension.

Currently the CEO and CFO receive an allocation equivalent to 30% and 24% of their base salaries respectively as a contribution towards the cost of their pension provisions.

The maximum annual allocation that may be provided to UK-based Executive Directors is 35% of base salary.

Non-UK-based Executive Directors will receive a fund for the purpose of providing retirement benefits in line with the local market practice. The maximum value of that fund will be a sum equivalent to local market practice. The Executive Director may elect to take some or all of the fund as cash.

AstraZeneca Annual Report and Form 20-F Information 2014	117

Corporate Governance > Directors’ Remuneration Report

Remuneration Policy for Executive Directors continued

Variable elements of remuneration

Annual bonus

All employee bonuses are determined by reference to the Group scorecard and an assessment of individual performance. The Group scorecard is designed to reflect the Company’s strategy and the focus of its business activity and priorities in the performance year. The performance measures are recommended by the CEO and determined by the Remuneration Committee at the beginning of each year. They are designed to ensure that all eligible employees receive an element of reward based on the Group’s overall financial and non-financial performance. A scorecard approach ensures that all employees across functions and geographies are focused on the activities critical to delivering the business strategy. The performance measures and weightings underlying the annual bonus plan will be disclosed in advance. The outcomes against targets, for reasons of commercial sensitivity, will be disclosed in arrears. The Implementation Report will identify, in arrears, the performance versus the objectives and the consequent levels of remuneration deemed appropriate by the Remuneration Committee.

For Executive Directors, one-third of their pre-tax annual bonus is delivered in shares, which are deferred for three years, under the Deferred Bonus Plan. Employees below SET level receive a bonus in cash and are not required to defer a proportion in shares.

Annual bonus: cash
Purpose and link to strategy	Operation and framework used to assess performance	Maximum opportunity

The annual cash bonus rewards short-term performance against specific annual Group and individual objectives.

These objectives are designed to facilitate the delivery of the Company’s short-term strategy and thereby create value for our shareholders over time.

The annual cash bonus is based on Group and individual performance in the relevant performance year.

Scorecard measures and targets are set annually by the Remuneration Committee based on the key strategic objectives for the year. Payout levels are determined by the Remuneration Committee after the year end, based on performance against targets. The performance period is one year.

The performance measures form a Group scorecard which is closely aligned to business strategy, and rewards scientific, commercial and financial success. While we expect the performance measures to be largely unchanged each year, the Remuneration Committee believes it is inadvisable to commit to a fixed set of measures in advance in order to retain flexibility to align incentives with the focus of corporate strategy in the relevant year.

The greatest weighting is typically placed on the achievement of financial targets, with an equal weighting between the scientific and commercial growth metrics reflecting the importance of both sales and R&D success. The actual annual weighting will depend on the strategic priorities for the performance year.

The Group scorecard is made up of a number of separate metrics within each performance measure. Each metric has a payout range associated with it (including a target which is intended to be stretching). In relation to each metric, a threshold level of performance is specified. If performance falls below this level there will be no payout for that proportion of the award. Each metric has a different weighting. If none of the metrics attributable to a performance measure is met then a bonus payout will not be made in respect of that performance measure. If none of the metrics is met in any of the performance measures, then no bonus payout will be made.

The Board will consider Company performance against the Group scorecard objectives as well as the Executive Director’s individual performance in order to determine the value of the bonus award. Individual performance will be assessed by the Remuneration Committee on the basis of objective criteria established by the Chairman in the case of the CEO, and by the CEO in the case of the CFO. The Remuneration Committee has the discretion to move the theoretical award up or down subject to the annual bonus award being no greater than the maximum percentage of base salary applicable to that award in the year in question.

The Remuneration Committee will use its discretion to ensure that a fair and balanced outcome is achieved, taking into account the overall performance of the Company and the experience of its shareholders.

Two-thirds of the annual bonus is delivered in cash and one-third is delivered in shares, which are deferred for three years as explained opposite.

The annual bonus, including the deferred share element, payable for target performance for the CEO is currently 100% of base salary and for the CFO is currently 90% of base salary.

For bonuses awarded in respect of 2015 and subsequent years, the Remuneration Committee will have discretion, for up to six years from the payment date, to claw back from individuals some or all of the cash bonus award in certain circumstances including (i) material restatement of the results of the Group, (ii) significant reputational damage to the Group, or (iii) serious misconduct by the individual. However, in the case of (i) and (ii) the Remuneration Committee may only exercise its discretion for up to two years from the payment date.

The maximum annual amount payable to an Executive Director is 250% of base salary.

If the Remuneration Committee ever felt that it would be in the interests of shareholders to grant an annual bonus of an amount exceeding the historical maximum opportunity of 180% of base salary in the case of the CEO and 150% of base salary in the case of the CFO, it would consult major shareholders in advance.

118	AstraZeneca Annual Report and Form 20-F Information 2014

Annual bonus: Deferred Bonus Plan
Purpose and link to strategy	Operation and framework used to assess performance	Maximum opportunity
The deferred share element of the annual cash bonus under the Deferred Bonus Plan is designed to align Executive Directors’ interests with those of shareholders.

Executive Directors are required to defer one-third of their pre-tax annual cash bonus into shares.

On vesting, the cash value equivalent to dividends that would have been paid during the three-year holding period will be paid subject to continued employment.

Directors must normally remain in employment for three years from grant for deferred shares to vest.

Once performance measures have been applied to determine the value of the total bonus, no further performance measures apply to the deferred share element.

For deferred share elements relating to bonuses awarded in respect of 2015 and subsequent years, the Remuneration Committee has discretion:

>  to reduce or cancel any portion of an unvested deferred bonus award in certain circumstances (malus), including (i) material restatement of the results of the Group, (ii) significant reputational damage to the Group, or (iii) serious misconduct by the individual

>  for up to six years from the vesting date, to claw back from individuals some or all of the deferred bonus award in certain circumstances, including (i) material restatement of the results of the Group, (ii) significant reputational damage to the Group, or (iii) serious misconduct by the individual. However, in the case of (i) and (ii) the Remuneration Committee may only exercise its discretion for up to two years from the vesting date.

The maximum deferred bonus for Executive Directors is one-third of the maximum pre-tax bonus as detailed in the Annual bonus: cash section on page 118.

Long Term Incentives (LTIs)

Overview: An Executive Director’s target LTI award is considered annually and set at a level which takes account of market analysis. The Remuneration Committee has discretion to grant awards above or below target based on individual performance and potential. The CEO’s current LTI target is 250% of base salary on an expected value basis, and the CFO’s current LTI target is 200% of base salary on an expected value basis. An illustration of the expected value basis can be found in the Remuneration scenarios for Executive Directors section from page 123.

The Company’s variable long-term arrangements for Executive Directors currently comprise two LTI plans: the PSP and the AZIP. Under each of these plans the maximum market value of shares that may be awarded is 500% of a participant’s base salary. If the Remuneration Committee ever felt that it would be in the interests of shareholders to grant annual variable awards to an Executive Director with values exceeding the historical range of up to 500% in aggregate under the LTI plans, it would consult major shareholders in advance. Currently when LTI awards are granted to Executive Directors, the split between the two plans is weighted in the proportion: 75% PSP and 25% AZIP.

When granting LTI awards the Remuneration Committee applies a target as a percentage of base salary on an expected value basis. For the AZIP, the expected value on vesting is 100% of the value of the award at grant. For the PSP, the expected value on vesting is 50% of the value of the award at grant.

The table overleaf explains the operation, minimums and maximums payable under each of these LTI plans.

Performance measures: Performance measures are recommended by the CEO and determined by the Remuneration Committee. The performance measures in respect of the PSP are designed to drive long-term performance against the Company’s strategic objectives, in terms of commercial, scientific and financial success.

In respect of the AZIP, dividend-based performance hurdles motivate the generation of returns for shareholders on a sustainable basis over an extended period of time, and will be set by the Remuneration Committee at a level it considers appropriate at the start of the performance period. The combined eight-year performance and holding period is designed to reflect the development cycle of a medicine and therefore to align executive reward with successful product development.

When setting the performance measures at the start of the performance period, the Remuneration Committee will also determine an appropriate payout curve (if any), for each measure. The Remuneration Committee will assess performance against the performance measures to determine the level of payout. The Remuneration Committee may exercise its discretion to increase or decrease the payout should it consider it appropriate, subject to the maximum percentage of base salary applicable in the year in question. The intention of the Remuneration Committee is to exercise judgement appropriately, in particular so that the experience of shareholders over time is taken into account. As a matter of good practice, certain major shareholders would be consulted before any material change to the performance measures for the PSP or AZIP are implemented.

The Remuneration Committee seeks to ensure that, on the one hand, reward outcomes are not purely mechanistic; but on the other, that in exercising its discretion, that exercise is not seen by employees to be arbitrary or unfair. The Remuneration Committee’s objective is to use reward arrangements to drive performance by employees which supports the creation of value for shareholders.

Cessation of employment and other circumstances: The LTI plans are governed by plan rules, which define how individual awards should be treated upon termination of an Executive Director’s employment (see Principles of payment for loss of office for Executive Directors section on page 126). Provision is also made for the treatment of awards in respect of corporate activity including rights issues, sale of a business outside the Group and a change of control. The treatment of awards in these circumstances is also subject to Remuneration Committee discretion. In the event of a change of control an award will vest pro rata to the time elapsed between the date of grant of the award and the date of the event to the extent that the performance measures have been met up to the date of the event, subject to the Remuneration Committee’s discretion to make an alternative determination.

Other employees: Other employees at mid to senior levels globally are eligible for LTI awards in the form of PSP and/or Restricted Stock Units. The occupants of approximately 700 senior roles in the Company are currently eligible for PSP awards – these are the leaders who have the ability directly to influence the delivery of the Company’s strategic goals. Awards under the AZIP are currently granted to SET members only (including the Executive Directors).

AstraZeneca Annual Report and Form 20-F Information 2014	119

Corporate Governance > Directors’ Remuneration Report

Remuneration Policy for Executive Directors continued

AstraZeneca Performance Share Plan (PSP)
Purpose and link to strategy	Operation and framework used to assess performance	Maximum opportunity
The PSP is an LTI plan designed to align the variable pay of our Executive Directors directly to the delivery of our medium-term business strategy.

The PSP provides for the grant of awards over Ordinary Shares or ADSs.

Vesting is dependent on the achievement of stretching three-year performance targets and continued employment.

Performance measures and targets under the PSP are determined by the Remuneration Committee at the start of the relevant three-year performance period and consist of a range of measures designed to incentivise performance in furtherance of the Company’s business strategy. The performance measures (currently a combination of four measures: TSR; cumulative cash flow; sales of medicines in key therapy areas and territories; and innovation metrics) are closely aligned to business strategy, and reward commercial, scientific and financial success.

Currently each of the four measures has an equal weighting. When setting the performance measures at the start of the performance period, the Remuneration Committee will allocate weightings to those measures as it considers appropriate, taking into account strategic and business priorities.

The three-year performance period commences on 1 January in the year of the award. The vesting date is the third anniversary of the date on which the award is granted. A two-year holding period commencing three years from the date of grant for Executive Directors will be included in the new PSP rules which are being put to shareholders for approval at the AGM in 2014 and, if approved, will be effective for awards made after the AGM. These awards will vest at the end of the holding period. During the holding period, no further performance measures will apply as performance has already been assessed.

All the performance measures have a payout curve. The payout curves are structured in different ways depending on the overall objective they are intended to measure. Typically, performance measures are structured such that 25% of the award will vest for threshold level of performance. The relationship between threshold, target and out-performance will be determined by the Remuneration Committee at each grant of the PSP and is dependent on whether the performance measure is science, commercial or finance based. An award will typically vest at 100% if the target (usually set at upper quartile performance) is achieved and threshold level of performance associated with any metric will be at or above a median level. There will be other vesting points between the threshold and maximum of 100% vesting, typically on a straight-line basis where the performance measures permit.

The Remuneration Committee may (acting fairly and reasonably) adjust or waive a performance target if an event occurs that causes it to believe that the performance target is no longer appropriate.

Payouts can range from 0% to 100% of the original award.

On vesting, the cash value equivalent to dividends accrued during the vesting period will be paid.

Subject to shareholder approval of the renewal of the PSP at the 2014 AGM, for awards granted under the PSP after the AGM and in subsequent years, the Remuneration Committee will have discretion:

>  to reduce or cancel any portion of an unvested award in certain circumstances (malus), including (i) material restatement of the results of the Group, (ii) significant reputational damage to the Group, or (iii) serious misconduct by the individual

>  for up to six years from the third anniversary of the date of grant, to claw back from individuals some or all of the award in certain circumstances, including (i) material restatement of the results of the Group, (ii) significant reputational damage to the Group, or (iii) serious misconduct by the individual. However, in the case of (i) and (ii) the Remuneration Committee may only exercise its discretion for up to two years from the third anniversary of the date of grant.

Under the PSP plan rules, the maximum market value of shares that may be awarded at the date of grant in respect of any year is 500% of a participant’s annual base salary.

If each aspect of all of the performance measures is met and exceeded, the Remuneration Committee currently has the discretion to pay out a maximum of 125% of the value of the original award. However, the Remuneration Committee has determined that it will not exercise this discretion in relation to outstanding or future awards.

This feature has therefore been removed from the new PSP rules which are being put to shareholders for approval at the AGM in 2014.

120	AstraZeneca Annual Report and Form 20-F Information 2014

AstraZeneca Investment Plan (AZIP)
Purpose and link to strategy	Operation and framework used to assess performance	Maximum opportunity

The combined eight-year performance and holding periods of the AZIP are influenced by the Group’s medicine development cycle, reflecting the long-term investment horizons that are a feature of the pharmaceutical industry.

The AZIP provides for the grant of awards over Ordinary Shares or ADSs.

Vesting is dependent on achievement of two performance measures over a four-year performance period. The award is then subject to a further four-year holding period. Payout of the award is subject to continued employment.

Performance measures and targets under the AZIP are determined by the Remuneration Committee at the start of the relevant four-year performance period.

Currently, two performance measures apply: dividend level and dividend cover. Both measures must be achieved for the award to vest.

If an event occurs which causes the Remuneration Committee (acting fairly and reasonably) to consider that a performance measure is no longer appropriate it may adjust that measure.

The AZIP is operated over a four-year performance period, with a subsequent four-year holding period. Performance periods commence on 1 January in the year of the award. Holding periods run for a period of four years starting from the end of the performance period, and end on the eighth anniversary of the start of the performance period. During the holding period, no further performance measures apply as performance has already been assessed.

If both measures are achieved in each year of the performance period, the award will vest in full at the end of the holding period. If either or both of the measures are not achieved, the award will lapse.

On vesting, the cash value equivalent to dividends paid during the performance and holding periods will be paid.

For awards granted under the AZIP prior to the AGM in 2014, the Company may reduce or cancel some or all of the shares that are the subject of a participant’s award at any time during the performance or the holding period if, in the opinion of the Remuneration Committee (acting fairly and reasonably), this is warranted by the underlying performance of the Company, the occurrence of an event that causes, or is very likely to cause, reputational damage to the Company, or serious misconduct by the participant.

In order to ensure consistency between our LTI plans, for awards granted under the AZIP on or after the AGM and in subsequent years, the Remuneration Committee will have discretion:

>  to reduce or cancel any portion of an unvested award in certain circumstances (malus), including (i) material restatement of the results of the Group, (ii) significant reputational damage to the Group, or (iii) serious misconduct by the individual

>  for up to six years from the end of the performance period, to claw back from individuals some or all of the award in certain circumstances, including (i) in the case of material restatement of the results of the Group, (ii) significant reputational damage to the Group, or (iii) serious misconduct by the individual. However, in the case of (i) and (ii) the Remuneration Committee may only exercise its discretion for up to two years from the end of the performance period.

Under the AZIP plan rules the maximum market value of shares that may be awarded at the date of grant in respect of any year is 500% of a participant’s annual base salary.

AstraZeneca Annual Report and Form 20-F Information 2014	121

Corporate Governance > Directors’ Remuneration Report

Remuneration Policy for Executive Directors continued

Restricted shares

In certain circumstances, as part of the recruitment arrangements, an Executive Director may be awarded restricted shares. There are no performance measures attached to awards of restricted shares because typically they will be awarded for the purpose of compensating newly recruited Executive Directors for loss of entitlements on leaving a previous employment. However, the Remuneration Committee will consider whether the lost incentives were subject to performance measures and their likely vesting. If foregone awards were subject to performance testing, then the compensatory AstraZeneca award will normally be granted under the PSP and/or AZIP in order to align the performance conditions attaching to the award to the delivery of the Company’s strategy. Restricted share awards will generally be used only when the foregone compensation was not subject to performance testing.

The Remuneration Committee may divide an award of restricted shares into tranches vesting at different points and may apply performance measures bespoke to the individual if it considers it appropriate. If it decides to attach performance conditions, the performance conditions and period will be defined at grant.

In most instances, there are no performance conditions attached to these awards. They will therefore vest in full if the individual remains in office on the vesting date.

On vesting, the cash value equivalent to dividends accrued during the vesting period will be paid.

There are no contractual provisions for clawback or malus of awards of restricted shares.

Restricted shares may be used for the same purpose on the recruitment of other employees.

AstraZeneca also operates another restricted share plan (the AstraZeneca Global Restricted Stock Plan) to provide LTI awards to eligible employees globally. Currently Executive Directors and other senior executives are not eligible to participate in this plan.

Award of restricted shares
Purpose and link to strategy	Operation and framework used to assess performance	Maximum opportunity

In certain circumstances, as part of recruitment arrangements, an Executive Director may be made awards of restricted shares. This would ordinarily be to compensate for loss of remuneration opportunities suffered on leaving previous employment.

	See above.	There is no maximum value of an award which may be granted. The Remuneration Committee will determine the value of the award at grant, as it considers appropriate in all the circumstances.
Restricted Share Plan (RSP)
Purpose and link to strategy	Operation and framework used to assess performance	Maximum opportunity
The RSP is a LTI plan designed to align the variable pay of our key employees, excluding Executive Directors, directly to the delivery of our business strategy.

The RSP provides for the granting of restricted share awards to key employees, excluding Executive Directors.

Mr Dunoyer, who was appointed as an Executive Director subsequent to his appointment as EVP, GPPS, was granted an award of restricted shares to compensate for loss of entitlements as a result of leaving his previous employment.

Under the RSP plan rules the maximum market value of shares that may be awarded at the date of grant in respect of any year is 500% of a participant’s annual base salary.

The Remuneration Committee will determine the value of the award at grant, as it considers appropriate in all the circumstances.

In the case of Mr Dunoyer, the maximum payable is 100% of the shares awarded (65,505 shares).

UK employee share plans

All UK-based employees, including the Executive Directors, are eligible to participate in the SAYE Option Scheme and Share Incentive Plan, which are HM Revenue & Customs (HMRC) approved plans.

Share Incentive Plan (SIP)
Purpose and link to strategy	Operation and framework used to assess performance	Maximum opportunity
Encouraging share ownership

The Company operates an HMRC-approved SIP whereby UK employees, including Executive Directors, may save a regular amount over one year with which to purchase Partnership shares and for which, currently, a Matching share is granted for every four shares purchased.

Partnership shares up to £125 per month from pre-tax pay or such other maximum amount as determined by the Company within the parameters of applicable legislation.
SAYE Option Scheme (SAYE)
Purpose and link to strategy	Operation and framework used to assess performance	Maximum opportunity
Encouraging share ownership

The Company operates an HMRC-approved save as you earn option scheme whereby UK employees, including Executive Directors, may save a regular amount over three or five years with which to purchase shares. Currently, shares are acquired at a 10% discount to the market price prevailing at the date of the commencement of the scheme. A maximum discount of 20% may be made available under the scheme.

Up to £250 per month from post-tax pay or such other maximum amount as determined by the Company within the parameters of applicable legislation.

122	AstraZeneca Annual Report and Form 20-F Information 2014

Remuneration scenarios for Executive Directors

The charts below illustrate how much the current Executive Directors could receive under different performance scenarios in 2015, assuming a constant share price. In order to compile the charts below, the following assumptions have been made:

Minimum remuneration

Consists of the fixed elements of remuneration only: base salary, taxable benefits and pension.

>  Base salary is that applicable in 2015

>  Taxable benefits are taken from the corresponding figure in the Directors’ single total figure remuneration table for 2014 as set out on page 105

>  Pension measured as a cash payment equivalent to 30% of base salary in the case of the CEO and 24% of base salary in the case of the CFO.

	Base salary £’000	Taxable benefits £’000	Pension £’000	Total £’000
Pascal Soriot	1,167	108	350	1,625
Marc Dunoyer	694	62	166	922

Remuneration for on-plan performance (target)

Based on what the Executive Director would receive if performance were in line with the Company’s expectations

>  on-target annual bonus payout of 100% of base salary for the CEO, and 90% for the CFO

>  LTI shares, which vest at an on-target expected value of 250% of base salary for the CEO, and 200% in the case of the CFO.

Remuneration for out-performance (above target/maximum)

Based on what the Executive Director would receive at stretch performance and maximum vesting of the performance shares

>  an annual bonus payout of 180% of base salary for the CEO, and 150% for the CFO

>  maximum vesting of the awards made under the Company’s LTI plans (representing 100% of the face value of the PSP and AZIP awards where the PSP has an expected value of 50% and the AZIP an expected value of 100%).

When granting LTI awards the Remuneration Committee applies a target as a percentage of base salary on an expected value basis. For the AZIP, the expected value on vesting is 100% of the value of the award at grant, and for the PSP, the expected value on vesting is 50% of the award at grant.

When granting LTI awards for the CEO, we typically apply a target expected value of 250% of base salary weighted 25% in favour of the AZIP (ie 62.5% of base salary) which provides for an award at face value of 62.5% of base salary, and 75% in favour of the PSP (ie 187.5% of base salary) which provides for an award at face value of 375% of base salary. Accordingly, the combination of the AZIP and PSP awards for the CEO at an expected value of 250% provides a maximum number of shares under the awards with a face value of 437.5% of base salary. For 2015, the Remuneration Committee awarded an above-target LTI award of 285%, which provides for an award at face value of 498.75% which is taken into account in the figures provided in the Out performance row of the chart above.

When granting LTI awards for the CFO, we apply a target expected value of 200% of base salary, weighted 25% in favour of the AZIP (ie 50% of base salary) which provides for an award at face value of 50% of base salary, and 75% in favour of the PSP (ie 150% of base salary) which provides for an award at face value of 300% of base salary. Accordingly, the combination of the AZIP and PSP awards for the CFO at an expected value of 200% provides a maximum number of shares under the awards with a face value of 350% of base salary. For 2015, the Remuneration Committee awarded an above-target LTI award of 210%, which provides for an award at face value of 367.5% which is taken into account in the figures provided in the Out performance row of the table on the chart above.

AstraZeneca Annual Report and Form 20-F Information 2014	123

Corporate Governance > Directors’ Remuneration Report

Remuneration Policy for Executive Directors continued

Approach to recruitment remuneration for Executive Directors

The Company seeks to pay no more than necessary to recruit the best candidate available for a role as an Executive Director. On the recruitment of a new Executive Director, the Company seeks to put in place a remuneration package which is broadly in line with the remuneration package applicable to relevant incumbent Executive Directors. However, in order to offer a competitive package to the most capable candidate, the Company may consider providing remuneration arrangements that exceed those of existing Executive Directors. The Remuneration Committee may also agree to pay allowances to expatriates in line with the Company’s international assignment policy which provides for support towards housing, schooling and other relocation or assignment related costs.

The remuneration package offered to new recruits may include any element listed in the policy table above, or any other element which the Remuneration Committee considers is appropriate given the particular circumstances, with due respect to the interests of the Company’s shareholders.

Operating guidelines: The Remuneration Committee is aware that the pharmaceutical industry is global and that future Executive Directors might come from organisations with very different pay structures and practices. The Remuneration Committee believes that it is in the interests of shareholders to retain an element of flexibility in the recruitment policy to enable it to recruit the best candidates. However, this flexibility is limited. As described below, our intention is to use buy-out awards on recruitment only to compensate a new recruit for awards which are forfeited at the previous employer. All other aspects of the compensation opportunity of a new recruit will be subject to the maxima contained in the Policy.

In considering which elements to include, and in determining the approach for all relevant elements, the Remuneration Committee will take into account a number of different factors, including typical market practice, existing arrangements for the other Executive Directors and internal relativities and market positioning.

The Company may reimburse the costs of financial planning and tax advice to Executive Directors. The Company also provides Directors’ and Officers’ Liability Insurance and an indemnity to the fullest extent permitted by the law and the Company’s Articles to all Executive Directors.

The Company may find it necessary to compensate a new recruit for forfeiture of entitlements from a previous employer. The value of such compensation cannot be anticipated and will depend upon a range of factors including the circumstances of the individual in question. In such circumstances, the Company will seek to offer a package weighted towards equity in the Company. However, the precise nature of the compensation package will depend on the type of entitlement that the recruit is foregoing and which the Company will generally seek to compensate in kind; the buyout might therefore comprise cash and/or restricted shares and/or LTI. The Remuneration Committee will obtain and take into account independent valuations of the entitlements to determine the appropriate level of compensation.

Shares which could be offered to the new recruit would be granted under LTI plans available at the time or under a plan specific to that individual as permitted under the Financial Conduct Authority’s Listing Rules. Performance measures may apply to such share awards. The Company’s policy seeks to link the performance of the Executive Director to the performance of the Company in any given period. The precise targets and measures will depend on the objectives of the Company and the individual at that time and will be determined by the Remuneration Committee.

The Company will not offer cash or shares to newly recruited Executive Directors as a bonus, or ‘golden hello’ on joining other than to compensate for the loss of a previous remuneration opportunity. Where compensation is offered to a new recruit on his or her hire, the Company will explain the reasons for this to shareholders in a timely manner, and will provide details of the payments.

Operating guidelines: The Remuneration Committee will not grant cash or share awards as a ‘golden hello’. As described above, cash or share awards granted on joining the Company will be to compensate a new recruit for loss of previous remuneration awards only.

Ongoing annual variable remuneration will not exceed an award which comprises up to 250% of base salary under the annual bonus, and up to 500% of base salary under the PSP and up to 500% of base salary under the AZIP. If the Remuneration Committee ever felt that it would be in the interests of shareholders to grant annual variable awards to a new Executive Director with values exceeding the historical range of 0 – 680% of base salary (comprising up to 180% under the annual bonus and up to 500% in aggregate under the LTI plans), it would consult major shareholders in advance.

The Company intends to honour all remuneration arrangements previously entered into in the case of Group employees who are promoted to the position of an Executive Director.

124	AstraZeneca Annual Report and Form 20-F Information 2014

Service contracts for Executive Directors

Save as noted below, it is not intended that service contracts for new Executive Directors will contain terms that are materially different from those summarised below or contained in the Policy set out in this Remuneration Policy Report. The contractual obligations below are applicable to each of the current Executive Directors unless stated otherwise, and to the Executive Directors only.

Notice period

The Company may terminate the employment of an Executive Director by giving not less than 12 months’ written notice. The Company may agree, on the appointment of a new Executive Director, that any notice given by the Company will not expire prior to the second anniversary of the commencement date of the Executive Director’s appointment. The Company agreed to such a provision in the case of Mr Dunoyer.

An Executive Director may terminate his employment on 12 months’ written notice.
Payment in lieu of notice

The Company may terminate an Executive Director’s contract at any time with immediate effect and pay him a sum in lieu of notice. This sum will consist of (i) the base salary that the relevant Executive Director would have been entitled to receive during the notice period and (ii) the cost to the Company of funding the Executive Director’s flexible benefit arrangements for this period, including the Company’s contribution in respect of pension.

The payment in lieu of notice may be paid as a lump sum or the Company may decide to pay the first six months of the payment in lieu in equal monthly instalments, with the balance paid within 30 days of the final instalment being paid.

Garden leave	If an Executive Director has given or been given notice of termination, the Company has the right to place the Executive Director on ‘garden leave’.
Summary termination	The Company may terminate an Executive Director’s employment summarily, in particular defined circumstances such as gross misconduct, with no further payment.
Payments in lieu of holiday

If, on termination, the relevant Executive Director has exceeded his accrued holiday entitlement, the value of this excess may be deducted by the Company from any sums payable. If the Executive Director has unused holiday entitlement, the Remuneration Committee has discretion to require the Executive Director to take such unused holiday during any notice period, or make a payment in lieu of it calculated in the same way as the value of any excess holiday.

Directors’ and Officers’ Liability Insurance

Directors’ and Officers’ Liability Insurance and an indemnity to the fullest extent permitted by the law and the Company’s Articles is provided to the Executive Directors for the duration of their employment and for a minimum of five years following termination.

Deemed treatment under AZIP and restricted share award

In respect of awards made to compensate Mr Soriot for loss of remuneration opportunity at his previous employer, if Mr Soriot gives notice of termination of his employment after the end of the performance period under the AZIP but before the end of the holding period, the award under the AZIP will vest on the earlier of the end of the holding period and the end of the period of 24 months from the date of cessation of employment, unless the Remuneration Committee determines otherwise. If Mr Soriot’s employment is terminated by the Company (other than in the event of prescribed misconduct events), his restricted share award will continue to subsist.

AstraZeneca Annual Report and Form 20-F Information 2014	125

Corporate Governance > Directors’ Remuneration Report

Remuneration Policy for Executive Directors continued

Principles of payment for loss of office for Executive Directors

The Company does not make additional payments for loss of office, other than, as appropriate, payments in lieu of notice as described above or payments in respect of damages if the Company terminates an Executive Director’s service contract in breach of contract (taking into account, as appropriate, the Director’s ability to mitigate his loss). The Remuneration Committee has discretion to award payments in certain circumstances, as set out below, depending on the nature of the termination and the Executive Director’s performance. The LTI plans are governed by plan rules, which define how individual awards under those plans should be treated upon termination of employment. Provision is also made for the treatment of awards in respect of corporate activity including sale of a business outside the Group. The treatment of awards in these circumstances may also be subject to Remuneration Committee discretion. Generally, awards under LTI plans will only be allowed to vest for those Executive Directors who leave the Company by mutual agreement, for example in circumstances of ill-health, injury, disability, redundancy or retirement, or where employment terminates by reason of the Executive Director’s death (see the table opposite for further information). In addition to any payment in lieu of notice, the individual components of remuneration and other payments which may be payable on loss of office are set out below, subject to the terms of any applicable bonus rules or share incentive plan rules:

>	Annual bonus

An Executive Director may receive a bonus for the performance year in which he leaves the Company. Typically this sum will reflect an on-target bonus pro-rated for the part of the year in which he worked. This is at the discretion of the Remuneration Committee and will depend on the circumstances, including an assessment of the Executive Director’s performance in the relevant period and the circumstances of his departure. The deferred share element of previous bonuses granted, and any deferred share element of the bonus awarded in respect of the departing year, may still vest for the benefit of the departing Executive Director at the end of the period of deferral despite the fact that the Executive Director did not work for the entirety of this period. The Remuneration Committee has the discretion to accelerate and/or retain the deferral period and allow shares to vest for the benefit of the Executive Director on his departure and/or in accordance with the vesting schedule as the case may be. The Remuneration Committee will decide whether it is appropriate in the circumstances for these shares to vest for the benefit of the departing Executive Director.

>	LTI plans

The rules of the LTI plans envisage circumstances under which some, all or none of an Executive Director’s shares held under LTI plans will vest in connection with his departure. The exact timing and number of shares vesting will depend on the circumstances, including the Executive Director’s reason for leaving (as set out in the table opposite) and may be subject to Remuneration Committee discretion, depending on what it considers to be fair and reasonable in the circumstances.

>	Restricted share awards and awards under the RSP

The treatment on termination will depend upon the terms of the individual Executive Director’s awards on recruitment. The Remuneration Committee has discretion to determine the treatment at the time of departure based on what it considers to be fair and reasonable in the circumstances.

>	Non-statutory redundancy payment

Executive Directors are not entitled to non-statutory redundancy payments.

>	Pension contributions and other benefits

Pension contributions and other benefits for Executive Directors will be payable up to the termination date or as part of a payment in lieu of notice as described on page 125.

>	Payments in relation to statutory rights

The amount considered reasonable to pay by the Remuneration Committee in respect of statutory rights may be included in the overall termination payment.

>	Payments required by law

The Company may pay damages, awards, fines or other compensation awarded to or in respect of an Executive Director by any competent court or tribunal or other payments required to be made on termination of employment by any applicable law, regulator or collective labour agreement.

>	Mitigation

The departing Executive Director will be required to mitigate his loss by using reasonable efforts to secure new employment.

>	Professional fees

The Company may pay an amount considered reasonable by the Remuneration Committee in respect of fees for legal and tax advice, and outplacement support for the departing Executive Director.

126	AstraZeneca Annual Report and Form 20-F Information 2014

Treatment of LTI and Deferred Bonus Plan awards on cessation of employment

Plan

Termination by mutual agreement (broadly in circumstances of ill-health, injury, disability, redundancy or retirement and in the case of death and certain corporate events eg sale of a business outside the Group)

Other leaver scenarios
Deferred Bonus Plan (Annual Bonus Plan)	Awards will vest at the end of the relevant deferral period, unless the Remuneration Committee decides otherwise.	Ordinarily awards will lapse unless the Remuneration Committee exercises its discretion to apply the treatment for leavers by mutual agreement.
PSP

Where cessation of employment occurs within three years of the date of grant awards will vest, pro rata to the time elapsed between the date of grant of the award and the date of cessation of employment, at the end of the performance period after performance has been assessed, to the extent that the performance target(s) measured over the performance period has been met.

Where cessation of employment occurs during any holding period the award will vest in respect of all the shares that continue to be subject to the award as soon as practicable following the cessation of employment.

However, the Remuneration Committee has discretion to permit the award to vest immediately on cessation of employment where that cessation occurred as a result of one of the events mentioned above to the extent that the performance target(s) has, in the opinion of the Remuneration Committee, been satisfied from the date of grant to the date of cessation of employment.

However, if the Remuneration Committee believes that exceptional circumstances warrant this, it may exercise its discretion to vest the award on another basis.

Ordinarily awards will lapse unless the Remuneration Committee exercises its discretion to preserve all or part of an award and apply the default treatment for leavers by mutual agreement as described in this table.

This discretion will not be exercised in the case of dismissal for gross misconduct.

AZIP

Death, ill-health, injury or disability:

> in the performance period: the award will vest as soon as practicable following the cessation of employment, pro-rated to take into account the period elapsed between the date of grant and the date of cessation of employment relative to the performance period and pro-rated to take into account the satisfaction of any performance measure(s), as agreed by the Remuneration Committee

> in the holding period: the award will vest in respect of all the shares that continue to be subject to the award as soon as practicable following the cessation of employment.

Redundancy, retirement or certain corporate events (eg sale of a business outside the Group):

> in the performance period: the award will vest at the later of the end of the performance period and the end of the period of 24 months from the date of cessation of employment, to the extent any performance measures have been met by the end of the performance period and pro-rated to take into account the period elapsed between the date of grant and the date of cessation of employment relative to the performance period

> in the holding period: the award will vest in respect of all shares that continue to be subject to the award at the earlier of the end of the holding period and the end of the period of 24 months from the date of cessation of employment. Where the Remuneration Committee terminates an Executive Director’s employment (other than for gross misconduct) during the holding period, the awards will vest on the same basis.

In each case described above, the Remuneration Committee has discretion to vest the award or part of the award on a different basis.

Ordinarily awards will lapse unless the Remuneration Committee exercises its discretion to apply the default treatment for leavers by reason of redundancy or retirement described in this table.
Restricted shares and awards under the RSP

Awards will lapse unless the Remuneration Committee exercises its discretion to preserve all or part of an award.

In relation to awards granted on or after 3 February 2014 and, where that award was granted at the time of the Executive Director’s recruitment to the Company in compensation for any awards or bonuses forfeited at his previous employer, the award will vest on the date his employment ceases, pro-rated to take into account the period elapsed between the date of grant and the date of cessation of employment, unless the Remuneration Committee decides not to pro-rate or to pro-rate on some other basis.

Ordinarily awards will lapse unless the Remuneration Committee exercises its discretion to preserve all or part of an award.

AstraZeneca Annual Report and Form 20-F Information 2014	127

Corporate Governance > Directors’ Remuneration Report

Remuneration Policy for Non-Executive Directors

Non-Executive Directors, including the Chairman, receive annual Board fees. Additional fees are also payable for membership and chairmanship of a Board Committee. Non-Executive Directors are not eligible for performance-related bonuses or the grant of share awards or options. No pension contributions are made on their behalf. The annual Board fees applicable to Non-Executive Directors during 2013 are set out below. Fees applicable in future years will be set out in the corresponding year’s Implementation Report. The remuneration of Non-Executive Directors is determined by the Chairman and the Executive Directors. The remuneration of the Chairman is determined by the other members of the Remuneration Committee and the Senior independent Non-Executive Director.

No Director is involved in any decision relating to his or her own remuneration.

Annual Board and Committee fees

Purpose and link to strategy	Operation	Maximum opportunity
The annual fees are intended to be sufficient (but no more than necessary) to attract, retain and develop high-calibre individuals.

Non-Executive Directors, including the Chairman, receive annual Board fees and additional fees for membership and chairmanship of a Board Committee.

The individual fees paid to a Non-Executive Director are subject to periodic review and may be increased in the future to ensure that they remain sufficient to attract high-calibre individuals while remaining fair and proportionate. While Non-Executive Directors currently receive their fees in cash, the Company reserves the right to award part, or all, of their fees in shares.

There are no contractual provisions for clawback or malus of fees.

The maximum fees payable in aggregate to the Non-Executive Directors may not exceed £2,250,000 per year under the Company’s Articles, as approved by the Company’s shareholders.

Non-Executive Director fees in 2013:
£
Chairman’s fee	500,000
Basic Non-Executive Director’s fee	75,000
Senior independent Non-Executive Director	30,000
Membership of the Audit Committee	20,000
Membership of the Remuneration Committee	15,000
Chairman of the Audit Committee or the Remuneration Committee[1]	20,000
Membership of the Science Committee	10,000
Chairman of the Science Committee[1]	7,000

[1] This fee is in addition to the fee for membership of the relevant Committee.

Benefits

Purpose and link to strategy	Operation	Maximum opportunity
Intended to attract and retain high-calibre individuals.

The Company also provides Directors’ and Officers’ Liability Insurance and an indemnity to the fullest extent permitted by the law and the Company’s Articles and may also reimburse the costs of financial planning and tax advice.

The maximum amount payable in respect of these costs and cost of insurance will be the reimbursement of the Directors’ benefits grossed up for any tax payable by the individual.

Other costs and expenses

Purpose and link to strategy	Operation	Maximum opportunity
Intended to reimburse individuals for legitimately incurred costs and expenses.

In addition to the Chairman’s fee, a proportion of the office costs of the Chairman are reimbursed. In 2013, this amounted to £40,000. The amount of office costs to be reimbursed each year will be determined at the discretion of the Remuneration Committee, based on an assessment of the reasonable requirements of the Chairman. The Remuneration Committee has the discretion to approve contributions by the Company to office costs of other Non-Executive Directors in circumstances where such payments are deemed proportionate and reasonable.

The Company will pay for all travel (including travel to the Company’s offices), hotel and other expenses reasonably incurred by Non-Executive Directors in the course of the Company’s business, for example, professional fees such as secretarial support, and reimbursement for domestic security arrangements such as lights and alarms following a security assessment.

There are no contractual provisions for clawback or malus of other costs and expenses.

The maximum amounts payable in respect of these costs and expenses will be the reimbursement of the Directors’ costs and expenses grossed up for any tax payable by the individual.

Letters of appointment

None of the Non-Executive Directors has a service contract but all have letters of appointment. In accordance with the Articles, following their appointment, all Directors must retire at each AGM and may present themselves for election or re-election. The Company is mindful of the independence provisions of the UK Corporate Governance Code and, in this regard, it is anticipated that Non-Executive Directors’ overall tenure will not normally exceed nine years. The Chairman may terminate his appointment at any time, with three months’ notice. None of the Non-Executive Directors has a notice period or any provision in his or her letter of appointment giving him, or her, a right to compensation payable upon early termination of appointment.

On behalf of the Board

A C N Kemp

Company Secretary

5 February 2015

128	AstraZeneca Annual Report and Form 20-F Information 2014

Financial Statements

Preparation of the Financial Statements

and Directors’ Responsibilities

The Directors are responsible for preparing this Annual Report and Form 20-F Information and the Group and Parent Company Financial Statements in accordance with applicable law and regulations.

Company law requires the Directors to prepare Group and Parent Company Financial Statements for each financial year. Under that law they are required to prepare the Group Financial Statements in accordance with IFRSs as adopted by the EU and applicable law and have elected to prepare the Parent Company Financial Statements in accordance with UK Accounting Standards and applicable law (UK GAAP).

Under company law, the Directors must not approve the Financial Statements unless they are satisfied that they give a true and fair view of the state of affairs of the Group and Parent Company and of their profit or loss for that period. In preparing each of the Group and Parent Company Financial Statements, the Directors are required to

>	select suitable accounting policies and then apply them consistently
>	make judgements and estimates that are reasonable and prudent
>	for the Group Financial Statements, state whether they have been prepared in accordance with IFRSs as adopted by the EU
>	for the Parent Company Financial Statements, state whether applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the Parent Company Financial Statements
>	prepare the Financial Statements on the going concern basis unless it is inappropriate to presume that the Group and the Parent Company will continue in business.

The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Parent Company’s transactions and disclose with reasonable accuracy at any time the financial position of the Parent Company and enable them to ensure that its Financial Statements comply with the Companies Act 2006. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Under applicable law and regulations, the Directors are also responsible for preparing a Directors’ Report, Strategic Report, Directors’ Remuneration Report, Corporate Governance Report and Audit Committee Report that complies with that law and those regulations.

The Directors are responsible for the maintenance and integrity of the corporate and financial information included on our website. Legislation in the UK governing the preparation and dissemination of Financial Statements may differ from legislation in other jurisdictions.

Directors’ responsibility statement pursuant to DTR 4

The Directors confirm that to the best of our knowledge:

>	The Financial Statements, prepared in accordance with the applicable set of accounting standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole.
>	The Directors’ Report includes a fair review of the development and performance of the business and the position of the issuer and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

On behalf of the Board of Directors on 5 February 2015

Pascal Soriot

Director

Directors’ Responsibilities for, and Report on,

Internal Control over Financial Reporting

The Directors are responsible for establishing and maintaining adequate internal control over financial reporting. AstraZeneca’s internal control over financial reporting is designed to provide reasonable assurance over the reliability of financial reporting and the preparation of consolidated Financial Statements in accordance with generally accepted accounting principles.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

The Directors assessed the effectiveness of AstraZeneca’s internal control over financial reporting as at 31 December 2014 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013). Based on this assessment, the Directors believe that, as at 31 December 2014, the internal control over financial reporting is effective based on those criteria.

KPMG LLP, an independent registered public accounting firm, has audited the effectiveness of internal control over financial reporting as at 31 December 2014 and, as explained on page 130, has issued an unqualified report thereon.

AstraZeneca Annual Report and Form 20-F Information 2014	129

Financial Statements

Auditor’s Reports on the Financial Statements

and on Internal Control over Financial Reporting

(Sarbanes-Oxley Act Section 404)

The report set out below is provided in compliance with International Standards on Auditing (UK and Ireland). KPMG LLP has also issued reports in accordance with standards of the Public Company Accounting Oversight Board in the US, which will be included in the Annual Report on Form 20-F to be filed with the US Securities and

Exchange Commission. Those reports are unqualified and include opinions on the Group Financial Statements and on the effectiveness of internal control over financial reporting as at 31 December 2014 (Sarbanes-Oxley Act Section 404). The Directors’ statement on internal control over financial reporting is set out on page 129.

KPMG LLP has also reported separately on the Company Financial Statements of AstraZeneca PLC and on the information in the Directors’ Remuneration Report that is described as having been audited. This audit report is set out on page 190.

Independent Auditor’s Report to the Members

of AstraZeneca PLC only

Opinions and conclusions arising from our audit

1. Our opinion on the Group financial statements is unmodified

We have audited the Group Financial Statements of AstraZeneca PLC for the year ended 31 December 2014 set out on pages 134 to 189. In our opinion the Group Financial Statements:

>	give a true and fair view of the state of the Group’s affairs as at 31 December 2014 and of its profit for the year then ended;

>	have been properly prepared in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union (EU); and

>	have been prepared in accordance with the requirements of the Companies Act 2006 and Article 4 of the IAS Regulation.

2. Separate opinion in relation to IFRSs as issued by the International Accounting Standards Board (IASB)

As explained in the Group accounting policies section of the Group Financial Statements set out on pages 138 to 142, the Group, in addition to complying with its legal obligation to apply IFRSs as adopted by the EU, has also applied IFRSs as issued by the IASB.

In our opinion, the Group Financial Statements comply with IFRSs as issued by the IASB.

3. Our assessment of risks of material misstatement

We summarise below the risks of material misstatement that had the greatest effect on our audit, our key audit procedures to address those risks and our findings from those procedures in order that the Company’s members as a body may better understand the process by which we arrived at our audit opinion. Our findings are the result of procedures undertaken in the context of and solely for the purpose of our statutory audit opinion on the Group Financial Statements as a whole and consequently are incidental to that opinion, and we do not express discrete opinions on separate elements of the Group Financial Statements.

Revenue recognition ($26,095m)

Refer to page 98 (Audit Committee Report), page 138 (accounting policy), pages 143 and 149 (financial disclosures) and page 82 (financial risk management)

The risk

Revenue recognition is one of the key judgmental areas for our audit, particularly in respect of estimates made for rebates, chargebacks and returns under contractual and regulatory requirements in the United States of America (‘US’) which are deducted in arriving at revenue.

Our response

Our principal audit procedures included: testing the Group’s controls surrounding revenue recognition and key manual and systems-based controls in the order-to-cash transaction cycle. This included reconciliations between sales systems and the general ledger; assessing whether appropriate revenue recognition policies are applied through comparison with accounting standards; and performing testing over revenue at significant components, which included analysis of product sales year on year, corroborating movements compared with expectations and inspection of contracts with customers. Our audit work in respect of the accrual for US rebates, chargebacks and returns involved testing key controls including the Group’s review of claims, credits and system accrual rates. We also assessed the accuracy of the accrual calculation, corroborated inputs and key assumptions, both to internal and independent sources, and considered the historical accuracy of the accrual. In addition, due to the reduced profitability of the Group, we scoped in an additional component, MedImmune, LLC, for the first time, for the latter procedures. We also assessed the adequacy of the Group’s disclosures of its revenue recognition policy, the judgment involved and other related disclosures.

130	AstraZeneca Annual Report and Form 20-F Information 2014

Our findings

In determining the appropriate revenue recognition policy to be applied in calculating rebates, chargebacks and returns under contractual and regulatory requirements, there is room for judgment and we found that within that, the Group’s judgment was balanced. We found the assumptions used and the resulting estimates to be balanced, other than our findings in relation to the opening position at MedImmune. We also found no errors in the year-end rebate accruals.

We have reported an audit difference in respect of the rebate calculation methodology and assumptions at the start of the year at MedImmune, for its principal product, which led to an opening over-accrual of liability of $40m. This has been adjusted and consequently included in revenue this year. We also consequently increased the scope and depth of our audit procedures at MedImmune from that originally planned.

We found the disclosures on revenue recognition to be extensive.

Carrying value of intangible assets ($20,981m)

Refer to page 98 (Audit Committee Report), page 141 (accounting policy), page 153 (financial disclosures) and page 84 (financial risk management)

The risk

The Group has significant intangible assets arising from the acquisition of products both launched and in development. Recoverability of these assets is based on forecasting and discounting future cash flows, which are inherently highly judgmental. For products in development the main risk is achieving successful trial results and obtaining required regulatory approvals. For launched products, the key risk is the ability to successfully commercialise the individual product concerned.

Our response

In this area our principal audit procedures included testing the Group’s controls surrounding intangible asset impairments and evaluating the Group’s assumptions used in assessing the recoverability of intangible assets, in particular, revenue and cash flow projections, useful economic lives and discount rates. We also performed sensitivity analysis over individual intangible asset models, where there was a higher risk of impairment, to assess the level of sensitivity to key assumptions and focus our work in those areas. For products in development, a key assumption is the probability of obtaining the necessary clinical and regulatory approvals. Our procedures for products in development included critically assessing the reasonableness of the Group’s assumptions through consideration of trial readouts, regulatory announcements and the Group’s internal governance and approval process. We also interviewed a range of key Research, Development and Commercial personnel and compared the assumptions with industry practice where available. For launched products we challenged key assumptions including the size of the therapeutic area market, the product’s projected share of this and expected pricing and associated costs. Our procedures also included holding discussions with relevant management personnel and challenging management’s statements by reviewing analyst commentaries, consensus forecasts and retrospective assessment of the accuracy of the Group’s projections. We also assessed the adequacy of related disclosures in the Group’s financial statements.

Our findings

We found the Group’s assumptions and the resulting estimates to be balanced. We found that the disclosures proportionately describe the inherent degree of subjectivity in the estimates and the potential impact on future periods of revisions to these estimates.

Litigation and contingent liabilities (provisions of $74m)

Refer to page 98 (Audit Committee Report), page 141 (accounting policy), page 182 (financial disclosures) and page 84 (financial risk management)

The risk

In the normal course of business, litigation and contingent liabilities may arise from product-specific and general legal proceedings, from guarantees, government investigations or from environmental liabilities connected with the Group’s current or former sites. The amounts involved are potentially material and the application of accounting standards to determine the amount, if any, to be provided as a liability, is inherently subjective.

Our response

Having made enquires of the Directors to obtain their view on the status of significant legal matters, our principal audit procedures included: testing the Group’s controls surrounding litigation and contingent liabilities, assessment of correspondence with the Group’s external counsel on all significant legal cases and discussions with external counsel where necessary. In addition we obtained formal confirmations from the Group’s external counsel for all significant litigation, used our own forensic and compliance specialists to assess the Group’s compliance logs and reports to identify actual and potential non-compliance with laws and regulations, both those specific to the Group’s business and those relating to the conduct of business generally. We then analysed correspondence with regulators, reviewed legal expenses incurred during the year, monitored external sources and considered management’s assessment of the probability of defending any litigation and the reliability of estimating any obligation. We also assessed whether the Group’s disclosures detailing significant legal proceedings adequately disclose the potential liabilities of the Group.

Our findings

Whilst the outcome of these litigation matters is inherently uncertain in each case, we found that the Group applied balanced judgments, on a case by case basis, in assessing whether or not a provision should be recognised. We found that the assumptions used and the resulting liability recorded to be balanced. We found that the Group gives extensive disclosure on the potential liability in excess of that recognised in the Financial Statements and the significant but unquantifiable contingent liability in respect of these litigation matters.

Tax provisioning ($2,275m)

Refer to page 99 (Audit Committee Report), page 139 (accounting policy), page 187 (financial disclosures) and page 85 (financial risk management)

The risk

Due to the Group operating in a number of different tax jurisdictions and the complexities of transfer pricing and other international tax legislation, accruals for tax contingencies require the Directors to make judgments and estimates in relation to tax issues and exposures.

Our response

In this area our principal audit procedures included: testing the Group’s controls surrounding tax provisioning and assessment of correspondence with the relevant tax authorities and the use of our own local and international tax specialists to analyse and challenge the assumptions used by management to determine tax provisions, based on our knowledge and experiences of the application of the relevant legislation by authorities and courts. We also assessed the adequacy of the Group’s disclosures in respect of tax and uncertain tax positions.

Our findings

We found the Group’s estimate of the amounts to be recognised as tax liabilities to be conservative and that the disclosures provide a proportionate description of the current status of uncertain tax positions.

AstraZeneca Annual Report and Form 20-F Information 2014	131

Financial Statements    > Independent Auditor’s Report to the Members of AstraZeneca PLC only

Post-retirement benefits ($2,951m)

Refer to page 99 (Audit Committee Report), page 139 (accounting policy), page 162 (financial disclosures) and page 85 (financial risk management).

The risk

Significant estimates are made in valuing the Group’s post-retirement defined benefit plans. Small changes in assumptions and estimates used to value the Group’s net pension deficit could have a significant effect on the results and financial position of the Group.

Our response

Our principal audit procedures included the testing of the Group’s controls surrounding the post-retirement defined benefit plans valuations and the challenge of key assumptions, being the discount rate, inflation rate and mortality/life expectancy, which are included in the valuation calculations of the Group’s retirement benefit obligations in countries with significant defined benefit pension plans, with the support of our own actuarial specialists. This involved a comparison of these key assumptions used against our own internal benchmarks and externally derived data. We obtained and assessed third party assurance reports on controls over the valuation of pension assets held by key custodians and compared asset values to third party confirmations. Additionally, we assessed the adequacy of the Group’s disclosures in respect of post-retirement benefits.

Our findings

Overall, we found the key assumptions used in, and the resulting estimate of, the valuation of retirement benefit obligations within the Group to be balanced. The third party assurance reports did not identify significant deviations in the operation of controls over the valuation of assets which caused us to change the scope or extent of our procedures and we found no errors in our comparison of asset values to third party confirmations. We found the disclosures in respect of post-retirement benefits to be proportionate.

Overall findings

In reaching our audit opinion on the Group Financial Statements we took into account the findings that we describe above and those for other, lower risk areas. Overall the findings from across the whole audit are that, although the estimates used in the Group Financial Statements are mainly balanced, there is one conservative estimate, as well as the audit difference identified above. However, compared with materiality and considering the qualitative aspects of the Group Financial Statements as a whole, our opinion on the Group Financial Statements is unmodified.

Materiality for the Group Financial Statements

4. Our application of materiality and an overview of the scope of our audit

The materiality for the Group Financial Statements as a whole was set at $94m, determined with reference to a benchmark of Group profit before taxation, normalised to exclude this year’s intangible asset impairments and fair value movement on contingent consideration as disclosed in Notes 9 and 18, of which it represents 5.0%.

We report to the Audit Committee any corrected or uncorrected identified misstatements exceeding $4.7m (0.25% of normalised Group profit before taxation), in addition to other identified misstatements that warranted reporting on qualitative grounds.

The Group operates a significant number of trading entities, each of which is determined to be a reporting component, located in 82 countries around the globe. The Operating Segment disclosures in Note 6 set out the individual significance of each geographical region.

We performed audits for group reporting purposes at 8 components and specified risk-focused audit procedures at one standalone component as well as at 36 components serviced by the Group’s shared service centres. The latter 37 components were not individually financially significant enough to require an audit for group reporting purposes, but were included in the scope of our audit in order to provide further coverage over relevant account balances.

The Group operates four principal shared service centres (both in-house and outsourced) in the UK, Malaysia, Romania and India, which process a substantial proportion of the Group’s transactions. The outputs from the shared service centres are included in the financial information of the reporting components they service and therefore they are not separate reporting components. Each of the service centres

Scoping and coverage

132	AstraZeneca Annual Report and Form 20-F Information 2014

is subject to specified risk-focused audit procedures, predominantly the testing of transaction processing and review controls. Additional procedures are performed by component audit teams at certain reporting components to address the audit risks not covered by the work performed over the shared service centres. These procedures are designed to address the risk of material misstatement identified through our group risk assessment processes.

This resulted in the coverage shown in the neighbouring charts. For the remaining components, we performed analysis at the Group level to re-examine our assessment that there were no significant risks of material misstatement within them.

The Group audit team instructed component and shared service centre auditors as to the significant areas to be covered, including the relevant risks detailed above and the information to be reported back. The Group audit team approved the component materiality levels, which ranged from $6m to $90m, having regard to the mix of size and risk profile of the Group across the components as well as considering the risk when aggregating misstatements that may exceed group materiality.

The work on all components in scope of our work, other than on the parent company, was performed by component and shared service centre auditors. The audit of the Parent Company and consolidation was performed by the Group audit team.

The Group audit team visited four component locations, during the year, in the UK, US, France and Russia to discuss and challenge key risks and audit strategy. Video or telephone conference meetings were also held with all group reporting component auditors throughout the audit and the majority of the other component and shared service centre auditors that were not physically visited. At these visits and meetings, the audit approach, findings and observations reported to the Group audit team were discussed in more detail, and any further work required by the Group audit team was then performed by the component auditor.

5. Our opinion on the other matter prescribed by the Companies Act 2006 is unmodified

In our opinion the information given in the Strategic Report and the Directors’ Report for the financial year for which the Financial Statements are prepared is consistent with the Group Financial Statements.

6. We have nothing to report in respect of the matters on which we are required to report by exception

Under ISAs (UK and Ireland) we are required to report to you if, based on the knowledge we acquired during our audit, we have identified other information in this Annual Report that contains a material inconsistency with either that knowledge or the Financial Statements, a material misstatement of fact, or that is otherwise misleading.

In particular, we are required to report to you if:

>	we have identified material inconsistencies between the knowledge we acquired during our audit and the Directors’ statement that they consider that the Annual Report and Financial Statements taken as a whole are fair, balanced and understandable and provides the information necessary for shareholders to assess the Group’s performance, business model and strategy; or
>	the Audit Committee Report does not appropriately address matters communicated by us to the Audit Committee.

Under the Companies Act 2006 we are required to report to you if, in our opinion:

>	certain disclosures of Directors’ remuneration specified by law are not made; or
>	we have not received all the information and explanations we require for our audit.

Under the Listing Rules we are required to review:

>	the Directors’ statement, set out on page 138, in relation to going concern; and
>	the part of the Corporate Governance Report on pages 86 to 95 relating to the Company’s compliance with the ten provisions of the 2012 UK Corporate Governance Code specified for our review.

We have nothing to report in respect of the above responsibilities.

7. Other matter – we have reported separately on the Parent Company Financial Statements

We have reported separately on the Parent Company Financial Statements of AstraZeneca PLC for the year ended 31 December 2014 and on the information in the Directors’ Remuneration Report that is described as having been audited.

Scope and responsibilities

As explained more fully in the Directors’ Responsibilities Statement set out on page 129, the Directors are responsible for the preparation of the Financial Statements and for being satisfied that they give a true and fair view. A description of the scope of an audit of financial statements is provided on the Financial Reporting Council’s website at www.frc.org.uk/auditscopeukprivate. This report is made solely to the Company’s members as a body and is subject to important explanations and disclaimers regarding our responsibilities, published on our website at www.kpmg.com/uk/ auditscopeukco2014b, which are incorporated into this report as if set out in full and should be read to provide an understanding of the purpose of this report, the work we have undertaken and the basis of our opinions.

Antony Cates

(Senior Statutory Auditor)

for and on behalf of KPMG LLP,

Statutory Auditor

Chartered Accountants

15 Canada Square

London

E14 5GL

5 February 2015

AstraZeneca Annual Report and Form 20-F Information 2014	133

Financial Statements

Consolidated Statement of Comprehensive Income

for the year ended 31 December

		2014	2013	2012
	Notes	$m	$m	$m
Revenue	1	26,095	25,711	27,973
Cost of sales		(5,842)	(5,261)	(5,393)
Gross profit		20,253	20,450	22,580
Distribution costs		(324)	(306)	(320)
Research and development expense	2	(5,579)	(4,821)	(5,243)
Selling, general and administrative costs	2	(13,000)	(12,206)	(9,839)
Other operating income and expense	2	787	595	970
Operating profit	2	2,137	3,712	8,148
Finance income	3	78	50	42
Finance expense	3	(963)	(495)	(544)
Share of after tax losses in joint ventures	10	(6)	–	–
Profit before tax		1,246	3,267	7,646
Taxation	4	(11)	(696)	(1,376)
Profit for the period		1,235	2,571	6,270

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Remeasurement of the defined benefit pension liability	20	(766)	8	(13)
Tax on items that will not be reclassified to profit or loss	4	216	(82)	(65)
		(550)	(74)	(78)
Items that may be reclassified subsequently to profit or loss:
Foreign exchange arising on consolidation	21	(823)	(166)	106
Foreign exchange arising on designating borrowings in net investment hedges	21	(529)	(58)	(46)
Fair value movements on derivatives designated in net investment hedges	21	100	111	76
Amortisation of loss on cash flow hedge		1	1	1
Net available for sale gains taken to equity		245	69	72
Tax on items that may be reclassified subsequently to profit or loss	4	50	4	4
		(956)	(39)	213
Other comprehensive income for the period, net of tax		(1,506)	(113)	135
Total comprehensive income for the period		(271)	2,458	6,405

Profit attributable to:
Owners of the Parent		1,233	2,556	6,240
Non-controlling interests		2	15	30

Total comprehensive income attributable to:
Owners of the Parent		(266)	2,470	6,395
Non-controlling interests		(5)	(12)	10

Basic earnings per $0.25 Ordinary Share	5	$0.98	$2.04	$4.95
Diluted earnings per $0.25 Ordinary Share	5	$0.98	$2.04	$4.94
Weighted average number of Ordinary Shares in issue (millions)	5	1,262	1,252	1,261
Diluted weighted average number of Ordinary Shares in issue (millions)	5	1,264	1,254	1,264

Dividends declared and paid in the period	23	3,532	3,499	3,619

All activities were in respect of continuing operations.

$m means millions of US dollars.

134	AstraZeneca Annual Report and Form 20-F Information 2014

Consolidated Statement of Financial Position

at 31 December

		2014	2013	2012
	Notes	$m	$m	$m
Assets

Non-current assets
Property, plant and equipment	7	6,010	5,818	6,089
Goodwill	8	11,550	9,981	9,898
Intangible assets	9	20,981	16,047	16,448
Investments in joint ventures	10	59	–	–
Other investments	11	502	281	199
Derivative financial instruments	12	465	365	389
Other receivables	13	1,112	1,867	352
Deferred tax assets	4	1,219	1,205	1,111
		41,898	35,564	34,486

Current assets
Inventories	14	1,960	1,909	2,061
Trade and other receivables	15	7,232	7,879	7,629
Other investments	11	795	796	823
Derivative financial instruments	12	21	40	31
Income tax receivable		329	494	803
Cash and cash equivalents	16	6,360	9,217	7,701
		16,697	20,335	19,048
Total assets		58,595	55,899	53,534

Liabilities

Current liabilities
Interest-bearing loans and borrowings	17	(2,446)	(1,788)	(901)
Trade and other payables	18	(11,886)	(10,362)	(9,221)
Derivative financial instruments	12	(21)	(2)	(3)
Provisions	19	(623)	(823)	(916)
Income tax payable		(2,354)	(3,076)	(2,862)
		(17,330)	(16,051)	(13,903)

Non-current liabilities
Interest-bearing loans and borrowings	17	(8,397)	(8,588)	(9,409)
Derivative financial instruments	12	–	(1)	–
Deferred tax liabilities	4	(1,796)	(2,827)	(2,576)
Retirement benefit obligations	20	(2,951)	(2,261)	(2,271)
Provisions	19	(484)	(566)	(428)
Other payables	18	(7,991)	(2,352)	(1,001)
		(21,619)	(16,595)	(15,685)
Total liabilities		(38,949)	(32,646)	(29,588)
Net assets		19,646	23,253	23,946

Equity

Capital and reserves attributable to equity holders of the Company
Share capital	22	316	315	312
Share premium account		4,261	3,983	3,504
Capital redemption reserve		153	153	153
Merger reserve		448	433	433
Other reserves	21	1,420	1,380	1,374
Retained earnings	21	13,029	16,960	17,955
		19,627	23,224	23,731
Non-controlling interests		19	29	215
Total equity		19,646	23,253	23,946

The Financial Statements from page 134 to 189 were approved by the Board on 5 February 2015 and were signed on its behalf by

Pascal Soriot	Marc Dunoyer
Director	Director

AstraZeneca Annual Report and Form 20-F Information 2014	135

Financial Statements

Consolidated Statement of Changes in Equity

for the year ended 31 December

		Share	Capital				Total	Non-
	Share	premium	redemption	Merger	Other	Retained	attributable	controlling	Total
	capital	account	reserve	reserve	reserves	earnings	to owners	interests	equity
	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 January 2012	323	3,078	139	433	1,379	17,888	23,240	226	23,466
Profit for the period	–	–	–	–	–	6,240	6,240	30	6,270
Other comprehensive income	–	–	–	–	–	155	155	(20)	135
Transfer to other reserves[1]	–	–	–	–	(5)	5	–	–	–

Transactions with owners
Dividends	–	–	–	–	–	(3,619)	(3,619)	–	(3,619)
Issue of Ordinary Shares	3	426	–	–	–	–	429	–	429
Repurchase of Ordinary Shares	(14)	–	14	–	–	(2,635)	(2,635)	–	(2,635)
Share-based payments	–	–	–	–	–	(79)	(79)	–	(79)
Transfer from non-controlling interests to payables	–	–	–	–	–	–	–	(10)	(10)
Dividend paid by subsidiary to non-controlling interests	–	–	–	–	–	–	–	(11)	(11)
Net movement	(11)	426	14	–	(5)	67	491	(11)	480
At 31 December 2012	312	3,504	153	433	1,374	17,955	23,731	215	23,946
Profit for the period	–	–	–	–	–	2,556	2,556	15	2,571
Other comprehensive income	–	–	–	–	–	(86)	(86)	(27)	(113)
Transfer to other reserves[1]	–	–	–	–	6	(6)	–	–	–

Transactions with owners
Dividends	–	–	–	–	–	(3,499)	(3,499)	–	(3,499)
Issue of Ordinary Shares	3	479	–	–	–	–	482	–	482
Share-based payments	–	–	–	–	–	(57)	(57)	–	(57)
Transfer from non-controlling interests to payables	–	–	–	–	–	–	–	(6)	(6)
Dividend paid by subsidiary to non-controlling interests	–	–	–	–	–	–	–	(3)	(3)
Net acquisition of non-controlling interests[2]	–	–	–	–	–	97	97	(165)	(68)
Net movement	3	479	–	–	6	(995)	(507)	(186)	(693)
At 31 December 2013	315	3,983	153	433	1,380	16,960	23,224	29	23,253
Profit for the period	–	–	–	–	–	1,233	1,233	2	1,235
Other comprehensive income	–	–	–	–	–	(1,499)	(1,499)	(7)	(1,506)
Transfer to other reserves[1]	–	–	–	–	40	(40)	–	–	–

Transactions with owners
Dividends	–	–	–	–	–	(3,532)	(3,532)	–	(3,532)
Issue of Ordinary Shares	1	278	–	–	–	–	279	–	279
Share-based payments	–	–	–	–	–	(93)	(93)	–	(93)
Transfer from non-controlling interests to payables	–	–	–	–	–	–	–	(5)	(5)
True-up to Astra AB non-controlling interest buy out	–	–	–	15	–	–	15	–	15
Net movement	1	278	–	15	40	(3,931)	(3,597)	(10)	(3,607)
At 31 December 2014	316	4,261	153	448	1,420	13,029	19,627	19	19,646

[1]	Amounts charged or credited to other reserves relate to exchange adjustments arising on goodwill.
[2]	Net acquisition of non-controlling interests in 2013 includes acquisitions with cash payments of $110m due in 2014 and disposals with cash of $42m received in 2013.

136	AstraZeneca Annual Report and Form 20-F Information 2014

Consolidated Statement of Cash Flows

for the year ended 31 December

		2014	2013	2012
	Notes	$m	$m	$m
Cash flows from operating activities
Profit before tax		1,246	3,267	7,646
Finance income and expense	3	885	445	502
Share of after tax losses of joint ventures	10	6	–	–
Depreciation, amortisation and impairment		3,282	4,583	2,518
Decrease/(increase) in trade and other receivables		311	(383)	755
Decrease/(increase) in inventories		108	135	(150)
Increase/(decrease) in trade and other payables and provisions		2,089	414	(1,311)
Non-cash and other movements		865	258	(424)
Cash generated from operations		8,792	8,719	9,536
Interest paid		(533)	(475)	(545)
Tax paid		(1,201)	(844)	(2,043)
Net cash inflow from operating activities		7,058	7,400	6,948

Cash flows from investing activities
Upfront payments on business acquisitions		(3,804)	(1,158)	(1,187)
Payment of contingent consideration on business acquisitions	18	(657)	–	–
Purchase of property, plant and equipment		(1,012)	(742)	(672)
Disposal of property, plant and equipment		158	69	199
Purchase of intangible assets		(1,740)	(1,316)	(3,947)
Disposal of intangible assets		–	35	–
Purchase of non-current asset investments		(130)	(91)	(46)
Disposal of non-current asset investments		59	38	43
Movement in short-term investments and fixed deposits		34	130	3,619
Payments to joint ventures	10	(70)	–	–
Dividends received		–	–	7
Interest received		140	114	145
Payments made by subsidiaries to non-controlling interests		(10)	(10)	(20)
Payments received by subsidiaries from non-controlling interests		–	42	–
Net cash outflow from investing activities		(7,032)	(2,889)	(1,859)
Net cash inflow before financing activities		26	4,511	5,089

Cash flows from financing activities
Proceeds from issue of share capital		279	482	429
Repurchase of shares		–	–	(2,635)
Repayment of obligations under finance leases		(36)	(27)	(17)
Issue of loans		919	–	1,980
Repayment of loans		(750)	–	(1,750)
Dividends paid		(3,521)	(3,461)	(3,665)
Hedge contracts relating to dividend payments		(14)	(36)	48
Payments to acquire non-controlling interest		(102)	–	–
Movement in short-term borrowings		520	(5)	687
Net cash outflow from financing activities		(2,705)	(3,047)	(4,923)
Net (decrease)/increase in cash and cash equivalents in the period		(2,679)	1,464	166
Cash and cash equivalents at the beginning of the period		8,995	7,596	7,434
Exchange rate effects		(152)	(65)	(4)
Cash and cash equivalents at the end of the period	16	6,164	8,995	7,596

AstraZeneca Annual Report and Form 20-F Information 2014	137

Financial Statements

Group Accounting Policies

Basis of accounting and preparation of financial information

The Consolidated Financial Statements have been prepared under the historical cost convention, modified to include revaluation to fair value of certain financial instruments as described below, in accordance with the Companies Act 2006 and International Financial Reporting Standards (IFRSs) as adopted by the EU (adopted IFRSs) in response to the IAS regulation (EC 1606/2002). The Consolidated Financial Statements also comply fully with IFRSs as issued by the International Accounting Standards Board (IASB).

During the year, the Group has adopted the amendments to IAS 32, on offsetting financial assets and liabilities, and IAS 39, on novation of derivatives and continuation of hedge accounting. The Group has also adopted IFRIC Interpretation 21 ‘Levies’. The adoption of these new amendments and the Interpretation has not had a significant impact on the Group’s profit for the period, net assets or cash flows.

The Company has elected to prepare the Company Financial Statements in accordance with UK Generally Accepted Accounting Practices (GAAP). These are presented on pages 191 to 195 and the Accounting Policies in respect of Company information are set out on page 192.

The Consolidated Financial Statements are presented in US dollars, which is the Company’s functional currency.

In preparing their individual Financial Statements, the accounting policies of some overseas subsidiaries do not conform with IASB issued IFRSs. Therefore, where appropriate, adjustments are made in order to present the Consolidated Financial Statements on a consistent basis.

Basis for preparation of Financial Statements on a going concern basis

Information on the business environment AstraZeneca operates in, including the factors underpinning the pharmaceutical industry’s future growth prospects, is included in the Strategic Report. Details of the product portfolio of the Group (including patent expiry dates for key marketed products), our approach to product development and our development pipeline are covered in detail with additional information by Therapy Area in the Strategic Report and Directors’ Report.

The financial position of the Group, its cash flows, liquidity position and borrowing facilities are described in the Financial Review from page 70. In addition, Note 25 to the Financial Statements includes the Group’s objectives, policies and processes for managing its capital, its financial risk management objectives, details of its financial instruments and hedging activities and its exposures to credit, market and liquidity risk. Further details of the Group’s cash balances and borrowings are included in Notes 16 and 17 to the Financial Statements.

The Group has considerable financial resources available. As at 31 December 2014, the Group has $7.0bn in financial resources (cash balances of $6.4bn and undrawn committed bank facilities of $3.0bn that are available until April 2019, with only $2.4bn of debt due within one year). The Group’s revenues are largely derived from sales of products which are covered by patents which provide a relatively high level of resilience and predictability to cash inflows, although our revenue is expected to continue to be significantly impacted by the expiry of patents over the medium term. In addition, government price interventions in response to budgetary constraints are expected to continue to adversely affect revenues in many of our mature markets. However, we anticipate new revenue streams from both recently launched medicines and products in development, and the Group has a wide diversity of customers and suppliers across different geographic areas. Consequently, the Directors believe that, overall, the Group is well placed to manage its business risks successfully.

After making enquiries, the Directors have a reasonable expectation that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing the Annual Report and Financial Statements.

Estimates and judgements

The preparation of the Financial Statements in conformity with generally accepted accounting principles requires management to make estimates and judgements that affect the reported amounts of assets and liabilities at the date of the Financial Statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Judgements include matters such as the determination of operating segments while estimates focus on areas such as carrying values, estimated useful lives, potential obligations and contingent consideration.

AstraZeneca’s management considers the following to be the most important accounting policies in the context of the Group’s operations.

The accounting policy descriptions set out the areas where judgements and estimates need exercising, the most significant of which are revenue recognition, research and development (including impairment reviews of associated intangible assets), business combinations and goodwill, litigation and environmental liabilities, employee benefits and taxation.

Further information on estimates and critical judgements made in applying accounting policies, including details of significant methods and assumptions used, is detailed in the Financial Review from page 70 and is included in Notes 4, 6, 8, 9, 20, 24 and 27 to the Financial Statements. Financial risk management policies are detailed in Note 25.

Revenue

Revenues comprise sales and income under co-promotion and co-development agreements.

Income under co-promotion and co-development agreements is recognised when it is earned as defined in the contract and can be reliably estimated. In general, this is upon the sale of the co-promoted/co-developed product or upon the delivery of a promotional or developmental service.

Revenues exclude inter-company revenues and value-added taxes and represent net invoice value less estimated rebates, returns and settlement discounts. Revenues are recognised when the significant risks and rewards of ownership have been transferred to a third party. In general, this is upon delivery of the products to wholesalers. In markets where returns are significant (currently only in the US), estimates of returns are accounted for at the point revenue is recognised. In markets where returns are not significant, they are recorded when returned.

For the US market, we estimate the quantity and value of goods which may ultimately be returned at the point of sale. Our returns accruals are based on actual experience over the preceding 12 months for established products together with market-related

138	AstraZeneca Annual Report and Form 20-F Information 2014

information such as estimated stock levels at wholesalers and competitor activity which we receive via third party information services. For newly launched products, we use rates based on our experience with similar products or a pre-determined percentage.

When a product faces generic competition, particular attention is given to the possible levels of returns and, in cases where the circumstances are such that the level of returns (and, hence, revenue) cannot be measured reliably, revenues are only recognised when the right of return expires, which is generally on ultimate prescription of the product to patients.

Further detail on key judgements and estimates is included in the Financial Review from page 70.

Research and development

Research expenditure is recognised in profit in the year in which it is incurred.

Internal development expenditure is capitalised only if it meets the recognition criteria of IAS 38 ‘Intangible Assets’. Where regulatory and other uncertainties are such that the criteria are not met, the expenditure is recognised in profit and this is almost invariably the case prior to approval of the drug by the relevant regulatory authority. Where, however, recognition criteria are met, intangible assets are capitalised and amortised on a straight-line basis over their useful economic lives from product launch. At 31 December 2014, no amounts have met recognition criteria.

Payments to in-licence products and compounds from third parties for new research and development projects (in process research and development), generally taking the form of upfront payments and milestones, are capitalised. Where payments made to third parties represent future research and development activities, an evaluation is made as to the nature of the payments. Such payments are expensed if they represent compensation for subcontracted research and development services not resulting in a transfer of intellectual property. By contrast, payments are capitalised if they represent compensation for the transfer of intellectual property developed at the risk of the third party. Since acquired products and compounds will only generate sales and cash inflows following launch, our policy is to minimise the period between final approval and launch if it is within AstraZeneca’s control to do so. Assets capitalised are amortised, on a straight-line basis, over their useful economic lives from product launch. Under this policy, it is not possible to determine precise economic lives for individual classes of intangible assets. However, lives do not exceed 20 years.

Intangible assets relating to products in development (both internally generated and externally acquired) are subject to impairment testing annually. All intangible assets are tested for impairment when there are indications that the carrying value may not be recoverable. Any impairment losses are recognised immediately in profit. Intangible assets relating to products which fail during development (or for which development ceases for other reasons) are tested for impairment at the point of termination and are written down to their recoverable amount (which is usually zero).

If, subsequent to an impairment loss being recognised, development restarts or other facts and circumstances change indicating that the impairment is less or no longer exists, the value of the asset is re-estimated and its carrying value is increased to the recoverable amount, but not exceeding the original value, by recognising an impairment reversal in profit.

Business combinations and goodwill

On the acquisition of a business, fair values are attributed to the identifiable assets and liabilities and contingent liabilities unless the fair value cannot be measured reliably, in which case the value is subsumed into goodwill. Where the Group fully acquires, through a business combination, assets that were previously held in joint operations, the Group has elected not to uplift the book value of the existing interest in the asset held in the joint operation to fair value at the date full control is taken. Where fair values of acquired contingent liabilities cannot be measured reliably, the assumed contingent liability is not recognised but is disclosed in the same manner as other contingent liabilities.

Future contingent elements of consideration which may include development and launch milestones, revenue threshold milestones and revenue-based royalties, are fair valued at the date of acquisition using decision-tree analysis with key inputs including probability of success, consideration of potential delays and revenue projections based on the Group’s internal forecasts. Unsettled amounts of consideration are held at fair value within payables with changes in fair value recognised immediately in profit.

Goodwill is the difference between the fair value of the consideration and the fair value of net assets acquired.

Goodwill arising on acquisitions is capitalised and subject to an impairment review, both annually and when there is an indication that the carrying value may not be recoverable. Between 1 January 1998 and 31 December 2002, goodwill was amortised over its estimated useful life; such amortisation ceased on 31 December 2002.

The Group’s policy up to and including 1997 was to eliminate goodwill arising upon acquisitions against reserves. Under IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’ and IFRS 3 ‘Business Combinations’, such goodwill will remain eliminated against reserves.

Joint arrangements

The Group has arrangements over which it has joint control and which qualify as joint operations or joint ventures under IFRS 11 ‘Joint Arrangements’. For joint operations, the Group recognises its share of revenue that it earns from the joint operations and its share of expenses incurred. The Group also recognises the assets associated with the joint operations that it controls and the liabilities it incurs under the joint arrangement collaboration agreements. For joint ventures, the Group recognises its interest in the joint venture as an investment and uses the equity method of accounting.

Employee benefits

The Group accounts for pensions and other employee benefits (principally healthcare) under IAS 19 ‘Employee Benefits’ issued in 2011. In respect of defined benefit plans, obligations are measured at discounted present value while plan assets are measured at fair value. The operating and financing costs of such plans are recognised separately in profit; current service costs are spread systematically over the lives of employees and financing costs are recognised in full in the periods in which they arise. Remeasurements of the net defined pension liability, including actuarial gains and losses, are recognised immediately in other comprehensive income.

Where the calculation results in a surplus to the Group, the recognised asset is limited to the present value of any available future refunds from the plan or reductions in future contributions to the plan. Payments to defined contribution plans are recognised in profit as they fall due.

Taxation

The current tax payable is based on taxable profit for the year. Taxable profit differs from reported profit because taxable profit excludes items that are either never taxable or tax deductible or items that are taxable or tax deductible in a different period. The Group’s current tax assets and liabilities are calculated using tax rates that have been enacted or substantively enacted by the reporting date.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which the asset

AstraZeneca Annual Report and Form 20-F Information 2014	139

Financial Statements    > Group Accounting Policies

can be utilised. This requires judgements to be made in respect of the availability of future taxable income.

No deferred tax asset or liability is recognised in respect of temporary differences associated with investments in subsidiaries and branches where the Group is able to control the timing of reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future.

The Group’s deferred tax assets and liabilities are calculated using tax rates that are expected to apply in the period when the liability is settled or the asset realised based on tax rates that have been enacted or substantively enacted by the reporting date.

Accruals for tax contingencies require management to make judgements and estimates of exposures in relation to tax audit issues. Tax benefits are not recognised unless the tax positions will probably be sustained. Once considered to be probable, management reviews each material tax benefit to assess whether a provision should be taken against full recognition of that benefit on the basis of potential settlement through negotiation and/or litigation. All provisions are included in current liabilities. Any liability to interest on tax liabilities is provided for in the tax charge. See Note 27 to the Financial Statements for further details.

Share-based payments

All plans are assessed and have been classified as equity settled. The grant date fair value of employee share plan awards is calculated using a modified version of the binomial model. In accordance with IFRS 2 ‘Share-based Payment’, the resulting cost is recognised in profit over the vesting period of the awards, being the period in which the services are received. The value of the charge is adjusted to reflect expected and actual levels of awards vesting, except where the failure to vest is as a result of not meeting a market condition. Cancellations of equity instruments are treated as an acceleration of the vesting period and any outstanding charge is recognised in profit immediately.

Property, plant and equipment

The Group’s policy is to write off the difference between the cost of each item of property, plant and equipment and its residual value over its estimated useful life on a straight-line basis. Assets under construction are not depreciated.

Reviews are made annually of the estimated remaining lives and residual values of individual productive assets, taking account of commercial and technological obsolescence as well as normal wear and tear. Under this policy it becomes impractical to calculate average asset lives exactly.

However, the total lives range from approximately 10 to 50 years for buildings, and three to 15 years for plant and equipment. All items of property, plant and equipment are tested for impairment when there are indications that the carrying value may not be recoverable. Any impairment losses are recognised immediately in profit.

Borrowing costs

The Group has no borrowing costs with respect to the acquisition or construction of qualifying assets. All other borrowing costs are recognised in profit as incurred and in accordance with the effective interest rate method.

Leases

Leases are classified as finance leases if they transfer substantially all the risks and rewards incidental to ownership, otherwise they are classified as operating leases. Assets and liabilities arising on finance leases are initially recognised at fair value or, if lower, the present value of the minimum lease payments. The discount rate used in calculating the present value of the minimum lease payments is the interest rate implicit in the lease. Finance charges under finance leases are allocated to each reporting period so as to produce a constant periodic rate of interest on the remaining balance of the finance liability. Rentals under operating leases are charged to profit on a straight-line basis.

Subsidiaries

A subsidiary is an entity controlled, directly or indirectly, by AstraZeneca PLC. Control is regarded as the exposure or rights to the variable returns of the entity when combined with the power to affect those returns.

The financial results of subsidiaries are consolidated from the date control is obtained until the date that control ceases.

Inventories

Inventories are stated at the lower of cost and net realisable value. The first in, first out or an average method of valuation is used. For finished goods and work in progress, cost includes directly attributable costs and certain overhead expenses (including depreciation). Selling expenses and certain other overhead expenses (principally central administration costs) are excluded. Net realisable value is determined as estimated selling price less all estimated costs of completion and costs to be incurred in selling and distribution.

Write-downs of inventory occur in the general course of business and are recognised in cost of sales.

Trade and other receivables

Financial assets included in trade and other receivables are recognised initially at fair value. Subsequent to initial recognition they are measured at amortised cost using the effective interest rate method, less any impairment losses. Trade receivables that are subject to debt factoring arrangements are derecognised if they meet the conditions for derecognition detailed in IAS 39 ‘Financial Instruments: Recognition and Measurement’.

Trade and other payables

Financial liabilities included in trade and other payables are recognised initially at fair value. Subsequent to initial recognition they are measured at amortised cost using the effective interest rate method.

Financial instruments

The Group’s financial instruments include interests in leases, trade and other receivables and payables, liabilities for contingent consideration under business combinations, and rights and obligations under employee benefit plans which are dealt with in specific accounting policies.

The Group’s other financial instruments include:

>	cash and cash equivalents
>	fixed deposits
>	other investments
>	bank and other borrowings
>	derivatives.

Cash and cash equivalents

Cash and cash equivalents comprise cash in hand, current balances with banks and similar institutions and highly liquid investments with maturities of three months or less when acquired. They are readily convertible into known amounts of cash and are held at amortised cost.

Fixed deposits

Fixed deposits, principally comprising funds held with banks and other financial institutions, are initially measured at fair value, plus direct transaction costs, and are subsequently remeasured to amortised cost using the effective interest rate method at each reporting date. Changes in carrying value are recognised in profit.

Other investments

Where investments have been classified as held for trading, they are measured initially at fair value and subsequently remeasured to fair value at each reporting date. Changes in fair value are recognised in profit.

In all other circumstances, the investments are classified as ‘available for sale’, initially measured at fair value (including direct transaction costs) and subsequently remeasured to fair value at each reporting date. Changes in carrying value due to changes in exchange rates on monetary available for sale investments or impairments are recognised in profit. All other changes in fair value are recognised in other comprehensive income.

140	AstraZeneca Annual Report and Form 20-F Information 2014

Impairments are recorded in profit when there is a decline in the value of an investment that is deemed to be other than temporary. On disposal of the investment, the cumulative amount recognised in other comprehensive income is recognised in profit as part of the gain or loss on disposal.

Bank and other borrowings

The Group uses derivatives, principally interest rate swaps, to hedge the interest rate exposure inherent in a portion of its fixed interest rate debt. In such cases the Group will either designate the debt as fair value through profit or loss when certain criteria are met or as the hedged item under a fair value hedge.

If the debt instrument is designated as fair value through profit or loss, the debt is initially measured at fair value (with direct transaction costs being included in profit as an expense) and is remeasured to fair value at each reporting date with changes in carrying value being recognised in profit (along with changes in the fair value of the related derivative). Such a designation has been made where this significantly reduces an accounting mismatch which would result from recognising gains and losses on different bases.

If the debt is designated as the hedged item under a fair value hedge, the debt is initially measured at fair value (with direct transaction costs being amortised over the life of the bonds), and is remeasured for fair value changes in respect of the hedged risk at each reporting date with changes in carrying value being recognised in profit (along with changes in the fair value of the related derivative).

Other interest-bearing loans are initially measured at fair value (with direct transaction costs being amortised over the life of the bond) and are subsequently remeasured to amortised cost using the effective interest rate method at each reporting date. Changes in carrying value are recognised in profit.

Derivatives

Derivatives are initially measured at fair value (with direct transaction costs being included in profit as an expense) and are subsequently remeasured to fair value at each reporting date. Changes in carrying value are recognised in profit.

Foreign currencies

Foreign currency transactions, being transactions denominated in a currency other than an individual Group entity’s functional currency, are translated into the relevant functional currencies of individual Group entities at average rates for the relevant monthly accounting periods, which approximate to actual rates.

Monetary assets, arising from foreign currency transactions, are retranslated at exchange rates prevailing at the reporting date. Exchange gains and losses on loans and on short-term foreign currency borrowings and deposits are included within finance expense. Exchange differences on all other foreign currency transactions are recognised in operating profit in the individual Group entity’s accounting records.

Non-monetary items arising from foreign currency transactions are not retranslated in the individual Group entity’s accounting records.

In the Consolidated Financial Statements, income and expense items for Group entities with a functional currency other than US dollars are translated into US dollars at average exchange rates, which approximate to actual rates, for the relevant accounting periods. Assets and liabilities are translated at the US dollar exchange rates prevailing at the reporting date. Exchange differences arising on consolidation are recognised in other comprehensive income.

If certain criteria are met, non-US dollar denominated loans or derivatives are designated as net investment hedges of foreign operations. Exchange differences arising on retranslation of net investments, and of foreign currency loans which are designated in an effective net investment hedge relationship, are recognised in other comprehensive income in the Consolidated Financial Statements. Foreign exchange derivatives hedging net investments in foreign operations are carried at fair value. Effective fair value movements are recognised in other comprehensive income, with any ineffectiveness taken to the income statement. Gains and losses accumulated in the translation reserve will be recycled to profit when the foreign operation is sold.

Litigation and environmental liabilities

Through the normal course of business, AstraZeneca is involved in legal disputes, the settlement of which may involve cost to the Group. Provision is made where an adverse outcome is probable and associated costs, including related legal costs, can be estimated reliably. In other cases, appropriate disclosures are included.

Where it is considered that the Group is more likely than not to prevail, or in the rare circumstances where the amount of the legal liability cannot be estimated reliably, legal costs involved in defending the claim are charged to profit as they are incurred.

Where it is considered that the Group has a valid contract which provides the right to reimbursement (from insurance or otherwise)

of legal costs and/or all or part of any loss incurred or for which a provision has been established, the best estimate of the amount expected to be received is recognised as an asset only when it is virtually certain.

AstraZeneca is exposed to environmental liabilities relating to its past operations, principally in respect of soil and groundwater remediation costs. Provisions for these costs are made when there is a present obligation and where it is probable that expenditure on remedial work will be required and a reliable estimate can be made of the cost. Provisions are discounted where the effect is material.

Impairment

The carrying values of non-financial assets, other than inventories and deferred tax assets, are reviewed at least annually to determine whether there is any indication of impairment. For goodwill, intangible assets under development and for any other assets where such indication exists, the asset’s recoverable amount is estimated based on the greater of its value in use and its fair value less cost to sell. In assessing value in use, the estimated future cash flows, adjusted for the risks specific to each asset, are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the general risks affecting the pharmaceutical industry. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash flows of other assets. Impairment losses are recognised immediately in profit.

International accounting transition

On transition to using adopted IFRSs in the year ended 31 December 2005, the Group took advantage of several optional exemptions available in IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’. The major impacts which are of continuing importance are detailed below:

>	Business combinations – IFRS 3 ‘Business Combinations’ has been applied from 1 January 2003, the date of transition, rather than being applied fully retrospectively. As a result, the combination of Astra and Zeneca is still accounted for as a merger, rather than through purchase accounting. If purchase accounting had been adopted, Zeneca would have been deemed to have acquired Astra.
>	Cumulative exchange differences – the Group chose to set the cumulative exchange difference reserve at 1 January 2003 to zero.

AstraZeneca Annual Report and Form 20-F Information 2014	141

Financial Statements    > Group Accounting Policies

Applicable accounting standards and interpretations issued but not yet adopted

IFRS 9 ‘Financial Instruments’ was finalised by the IASB in July 2014 and is effective for accounting periods beginning on or after 1 January 2018. The new standard will replace existing accounting standards. It is applicable to financial assets and liabilities, and will introduce changes to existing accounting concerning classification and measurement, impairment (introducing an expected-loss method), hedge accounting, and on the treatment of gains arising from the impact of credit risk on the measurement of liabilities held at fair value. The standard has not yet been endorsed by the EU. The adoption of IFRS 9 is not expected to have a significant impact on the Group’s net results or net assets, although the full impact will be subject to further assessment.

IFRS 15 ‘Revenue from Contracts with Customers’ was issued by the IASB in May 2014. It is effective for accounting periods beginning on or after 1 January 2017. The new standard will replace existing accounting standards, and provides enhanced detail on the principle of recognising revenue to reflect the transfer of goods and services to customers at a value which the company expects to be entitled to receive. The standard also updates revenue disclosure requirements. The standard has yet to be endorsed by the EU. The Group is currently assessing the impact of IFRS 15 on the results of the Group and are considering the impacts, if any, on certain revenue items including, but not limited to, licence income and milestone revenues.

In addition, the following amendments have been issued

>	Amendments to IAS 19 Employee Contributions, effective for periods beginning on or after 1 July 2014

>	Amendments to IFRS 11 Accounting for Acquisitions of Interests in Joint Operations, effective for periods beginning on or after 1 January 2016

>	Amendments to IAS 16 ‘Property, Plant and Equipment’ and IAS 38 ‘Intangible Assets’ Clarification of Acceptable Methods of Depreciation and Amortisation, effective for periods beginning on or after 1 January 2016

>	Amendments to IFRS 10 ‘Consolidated Financial Statements’ and IAS 28 ‘Investments in Associates and Joint Ventures (2011)’ Sale or Contribution of Assets between an Investor and its Associate or Joint Venture, effective for periods beginning on or after 1 January 2016

>	Amendments to IAS 1 (Disclosure Initiative), effective for periods beginning on or after 1 January 2016.

The above amendments are not expected to have a significant impact on the Group’s net results, net assets or disclosures. The amendments to IAS 19 were endorsed by the EU on 17 December. The remaining amendments have yet to be endorsed by the EU.

142	AstraZeneca Annual Report and Form 20-F Information 2014

Notes to the Group Financial Statements

1 Product revenue information

	2014	2013	2012
	$m	$m	$m

Cardiovascular and Metabolic diseases:
Crestor	5,512	5,622	6,253
Onglyza	820	378	323
Seloken/Toprol-XL	758	750	918
Atacand	501	611	1,009
Brilinta/Brilique	476	283	89
Bydureon	440	151	37
Byetta	327	206	74
Plendil	249	260	252
Tenormin	161	197	229
Others	558	372	347
Total Cardiovascular and Metabolic diseases	9,802	8,830	9,531

Oncology:
Zoladex	924	996	1,093
Faslodex	720	681	654
Iressa	623	647	611
Casodex	320	376	454
Arimidex	298	351	543
Others	142	142	134
Total Oncology	3,027	3,193	3,489

Respiratory, Inflammation and Autoimmunity:
Symbicort	3,801	3,483	3,194
Pulmicort	946	867	866
Others	316	327	355
Total Respiratory, Inflammation and Autoimmunity	5,063	4,677	4,415

Infection, Neuroscience and Gastrointestinal:
Nexium	3,655	3,872	3,944
Seroquel XR	1,224	1,337	1,509
Synagis	900	1,060	1,038
Local Anaesthetics	488	510	540
Losec/Prilosec	422	486	710
FluMist/Fluenz	295	245	181
Merrem	253	293	396
Seroquel IR	178	345	1,294
Others	788	863	878
Total Infection, Neuroscience and Gastrointestinal	8,203	9,011	10,490
Aptium Oncology	–	–	48
Total	26,095	25,711	27,973

AstraZeneca Annual Report and Form 20-F Information 2014	143

Financial Statements    > Notes to the Group Financial Statements

2 Operating profit

Operating profit includes the following items:

Research and development expense

In 2013, research and development includes a reversal of the intangible asset impairment charge of $285m, booked in 2011 for Lynparza (olaparib). It also includes an impairment charge of $138m against Bydureon, following revised estimates for future sales performance below AstraZeneca’s commercial expectations at the time of entering into our collaboration with BMS on Amylin products in 2012, and an impairment charge of $136m following AstraZeneca’s decision not to proceed with regulatory filings for fostamatinib. Research and development in 2012 includes a $50m impairment following the decision by AstraZeneca not to pursue a regulatory filing for TC-5214.

Selling, general and administrative costs

In 2014, selling, general and administrative costs includes a $529m charge resulting from changes in the fair value of the liabilities for contingent consideration arising from the acquisition of the diabetes alliance with BMS. The uplift in fair value reflects increased estimates for future sales performance for the products acquired and, as a result, increased estimates for future royalties payable.

In July 2014, the US Internal Revenue Service issued final regulations that affected how the annual Branded Pharmaceutical Fee (the Fee), imposed by the health care reform legislation in 2010 is recognised. As a result, entities covered by the legislation now accrue for the obligation as each sale occurs. AstraZeneca recorded a catch-up charge of $226m in 2014 to reflect this new basis, $113m of which has been recorded in selling, general and administrative costs and $113m as a deduction from revenue.

In 2013, selling, general and administrative costs includes an intangible asset impairment charge of $1,620m against Bydureon following revised estimates for future sales performance as detailed above. Selling, general and administrative costs in 2012 includes net legal provisions of $72m, in respect of net legal provision charges relating to ongoing Seroquel franchise legal matters, Average Wholesale Price litigation in the US, the Toprol-XL anti-trust litigation and Nexium commercial litigation. The current status of these matters is described in Note 27. These provisions constituted our best estimate at that time of losses expected for these matters.

Further details of impairment charges and reversals for 2014, 2013 and 2012 are included in Notes 7 and 9.

Other operating income and expense

	2014	2013	2012
	$m	$m	$m

Royalties
Income	586	621	659
Amortisation	(212)	(157)	(92)
Impairment	(18)	–	–
Net (losses)/gain on disposal of non-current assets	(235)	13	8
Gains on disposal of product rights	285	20	255
Other income	381	120	140
Other expense	–	(22)	–
Other operating income and expense	787	595	970

Royalty amortisation and impairment relates to income streams acquired with MedImmune, and, from 2012, amounts relating to our arrangements with Merck.

Net losses on disposal of non-current assets includes a loss of $292m on disposal of Alderley Park.

Restructuring costs

The tables below show the costs that have been charged in respect of restructuring programmes by cost category and type. Severance provisions are detailed in Note 19.

	2014	2013	2012
	$m	$m	$m
Cost of sales	107	126	136
Research and development expense	497	490	791
Selling, general and administrative costs	662	805	631
Other operating income and expense	292	–	–
Total charge	1,558	1,421	1,558

	2014	2013	2012
	$m	$m	$m
Severance costs	246	632	819
Accelerated depreciation and impairment	153	399	328
Relocation costs	209	–	–
Loss on disposal of Alderley Park	292	–	–
Other	658	390	411
Total charge	1,558	1,421	1,558

Other costs are those incurred in designing and implementing the Group’s various restructuring initiatives including costs of decommissioning sites impacted by changes to our global footprint, temporary leave costs during relocation, internal project costs, and external consultancy fees.

144	AstraZeneca Annual Report and Form 20-F Information 2014

2 Operating profit continued

Financial instruments

Included within operating profit are the following net gains and losses on financial instruments:

	2014	2013	2012
	$m	$m	$m
(Losses)/gains on forward foreign exchange contracts	(98)	102	139
Losses on receivables and payables	(64)	(136)	(153)
Gains on available for sale current investments	31	13	12
Total	(131)	(21)	(2)

3 Finance income and expense

	2014	2013	2012
	$m	$m	$m

Finance income
Returns on fixed deposits and equity securities	10	9	18
Returns on short-term deposits	23	23	24
Fair value gains on debt, interest rate swaps and investments	16	18	–
Net exchange gains	29	–	–
Total	78	50	42

Finance expense
Interest on debt and commercial paper	(383)	(388)	(404)
Interest on overdrafts, finance leases and other financing costs	(35)	(25)	(22)
Net interest on post-employment defined benefit plan net liabilities	(92)	(79)	(93)
Fair value charges on debt, interest rate swaps and investments	–	–	(10)
Net exchange losses	–	(3)	(15)
Discount unwind on contingent consideration arising on business combinations (Note 18)	(391)	–	–
Discount unwind on other long-term liabilities	(62)	–	–
Total	(963)	(495)	(544)
Net finance expense	(885)	(445)	(502)

Financial instruments

Included within finance income and expense are the following net gains and losses on financial instruments:

	2014	2013	2012
	$m	$m	$m
Interest and fair value adjustments in respect of debt designated at fair value through profit or loss, net of derivatives	(7)	(4)	(18)
Interest and changes in carrying values of debt designated as hedged items, net of derivatives	8	5	(16)
Interest and fair value changes on fixed and short-term deposits, equity securities and other derivatives	45	42	37
Interest on debt, overdrafts, finance leases and commercial paper held at amortised cost	(415)	(406)	(397)

$29m fair value losses (2013: $43m fair value losses; 2012: $22m fair value losses) on interest rate fair value hedging instruments and $29m fair value gains (2013: $42m fair value gains; 2012: $21m fair value gains) on the related hedged items have been included within interest and changes in carrying values of debt designated as hedged items, net of derivatives. All fair value hedge relationships were effective during the year.

$4m fair value losses (2013: $77m fair value losses; 2012: $27m fair value losses) on derivatives related to debt instruments designated at fair value through profit or loss and $3m fair value gains (2013: $82m fair value gains; 2012: $18m fair value gains) on debt instruments designated at fair value through profit or loss have been included within interest and fair value adjustments in respect of debt designated at fair value through profit or loss, net of derivatives. Ineffectiveness on the net investment hedge taken to profit was $nil (2013: $nil; 2012: $nil).

4 Taxation

Taxation recognised in the profit for the period in the consolidated statement of comprehensive income is as follows:

	2014	2013	2012
	$m	$m	$m

Current tax expense
Current year	981	1,352	1,756
Adjustment for prior years	(109)	46	(79)
	872	1,398	1,677

Deferred tax expense
Origination and reversal of temporary differences	(833)	(699)	(165)
Adjustment to prior years	(28)	(3)	(136)
	(861)	(702)	(301)
Taxation recognised in the profit for the period	11	696	1,376

AstraZeneca Annual Report and Form 20-F Information 2014	145

Financial Statements    > Notes to the Group Financial Statements

4 Taxation continued

Taxation relating to components of other comprehensive income is as follows:

	2014	2013	2012
	$m	$m	$m

Current and deferred tax
Items that will not be reclassified to profit or loss:
Remeasurement of the defined benefit liability	182	(7)	13
Deferred tax impact of reduction in Sweden and UK tax rates	–	(92)	(84)
Share-based payments	34	17	7
Other	–	–	(1)
Total	216	(82)	(65)

Items that may be reclassified subsequently to profit or loss:
Foreign exchange arising on consolidation	(39)	19	14
Foreign exchange arising on designating borrowings in net investment hedges	150	–	–
Net available for sale gains recognised in other comprehensive income	(64)	(16)	(18)
Other	3	1	8
Total	50	4	4
Taxation relating to components of other comprehensive income	266	(78)	(61)

The reported tax rate of 0.9% for the year ended 31 December 2014 benefited from a $117m adjustment in respect of prior periods following the settlement of the inter-governmental agreement of a transfer pricing matter, the impact of the revaluation of the fair value of contingent consideration arising on business combinations (charge of $512m with related tax credit of $157m) and the benefit of the UK Patent Box legislation ($35m). Excluding these items, the reported tax rate for the year was 18.2%.

Taxation has been provided at current rates on the profits earned for the periods covered by the Group Financial Statements. The 2014 prior period current tax adjustment relates mainly to a reduction in provisions for tax contingencies, including a benefit of $117m arising from the inter-governmental agreement of a transfer pricing matter, partially offset by tax accrual to tax return adjustments. The 2013 prior period current tax adjustment relates mainly to an increase in provisions for tax contingencies partially offset by tax accrual to tax return adjustments. The 2012 prior period current tax adjustment relates to a benefit of $259m arising from a number of tax settlements (including settlement of a transfer pricing matter), partially offset by an increase in provisions for other tax contingencies and tax accrual to tax return adjustments. The 2014 prior period deferred tax adjustment relates mainly to tax accrual to tax return adjustments. The 2013 prior period deferred tax adjustment relates to tax accrual to tax return adjustments. The 2012 prior period deferred tax adjustment relates to a benefit of $102m arising from a number of tax settlements (including settlements of a transfer pricing matter) and tax accrual to tax return adjustments.

To the extent that dividends remitted from overseas subsidiaries, joint ventures and associates are expected to result in additional taxes, appropriate amounts have been provided for. No deferred tax has been provided for unremitted earnings of Group companies overseas as these are considered permanently employed in the business of these companies. Unremitted earnings may be liable to overseas taxes and/or UK taxation (after allowing for double tax relief) if distributed as dividends. The aggregate amount of temporary differences associated with investments in subsidiaries and branches for which deferred tax liabilities have not been recognised totalled approximately $6,128m at 31 December 2014 (2013: $6,196m; 2012: $8,655m).

Factors affecting future tax charges

As a group with worldwide operations, AstraZeneca is subject to several factors that may affect future tax charges, principally the levels and mix of profitability in different jurisdictions, transfer pricing regulations, tax rates imposed and tax regime reforms. In 2013, the UK Government enacted legislation to reduce the main rate of UK Statutory Corporation Tax to 20% by 2015. Details of material tax exposures and items currently under audit and negotiation are set out in Note 27.

Tax reconciliation to UK statutory rate

The table below reconciles the UK statutory tax charge to the Group’s total tax charge.

	2014	2013	2012
	$m	$m	$m
Profit before tax	1,246	3,267	7,646
Notional taxation charge at UK corporation tax rate of 21.5% (2013: 23.25%; 2012: 24.5%)	268	760	1,873
Differences in effective overseas tax rates	(195)	(29)	(80)
Deferred tax credit relating to reduction in Sweden, UK and other tax rates[1]	23	(59)	(271)
Unrecognised deferred tax asset	34	(20)	(18)
Items not deductible for tax purposes	50	11	116
Items not chargeable for tax purposes	(39)	(10)	(29)
Other items[2]	7	–	–
Adjustments in respect of prior periods	(137)	43	(215)
Total tax charge for the year	11	696	1,376

[1]	The 2014 and 2013 items relate to the reduction in the UK Statutory Corporation Tax rate from 23% to the rate of tax of 20% effective from 1 April 2015. The 2012 item relates to the reduction in the Sweden Statutory Corporation Tax rate from 26.3% to 22% effective 1 January 2013 and the UK Statutory Corporation Tax rate from 25% (the tax rate which was substantively enacted as effective from 1 April 2012 as at 31 December 2011) to the tax rate of 23% effective from 1 April 2013.
[2]	Other items include the impact of internal transfers of intellectual property including recognition of deferred tax benefits acquired as part of a business combination (tax charge of $304m), and the release of certain tax contingencies following the expiry of the relevant statute of limitations (tax credits of $297m).

146	AstraZeneca Annual Report and Form 20-F Information 2014

4 Taxation continued

AstraZeneca is domiciled in the UK but operates in other countries where the tax rates and tax laws are different to those in the UK. The impact of differences in effective overseas tax rates on the Group’s overall tax charge is noted above. Profits arising from our manufacturing operation in Puerto Rico are granted special status and are taxed at a reduced rate compared with the normal rate of tax in that territory under a tax incentive grant that expires in 2016.

Deferred tax

The movements in the net deferred tax balance during the year are as follows:

	Intangibles,	Pension and	Intercompany		Losses and	Accrued
	property, plant	post-retirement	inventory	Untaxed	tax credits	expenses
	& equipment[1]	benefits	transfers	reserves [2]	carried forward [6]	and other	Total
	$m	$m	$m	$m	$m	$m	$m
Net deferred tax balance at 1 January 2012	(2,164)	691	999	(1,533)	133	653	(1,221)
Taxation expense	41	(105)	(83)	333	180	(65)	301
Other comprehensive income	–	(56)	–	–	–	(5)	(61)
Additions through business combinations[3]	(527)	–	–	–	98	32	(397)
Exchange	(38)	23	5	(84)	–	7	(87)
Net deferred tax balance at 31 December 2012	(2,688)	553	921	(1,284)	411	622	(1,465)
Taxation expense	441	26	(154)	183	81	125	702
Other comprehensive income	–	(90)	–	–	–	(7)	(97)
Additions through business combinations[4]	(812)	–	–	–	81	5	(726)
Exchange	(5)	21	(31)	(13)	–	(8)	(36)
Net deferred tax balance at 31 December 2013	(3,064)	510	736	(1,114)	573	737	(1,622)
Taxation expense	543	(4)	(6)	368	(44)	4	861
Other comprehensive income	150	215	–	–	–	(35)	330
Additions through business combinations[5]	(147)	–	(35)	–	–	37	(145)
Exchange	40	(93)	(65)	168	(4)	(47)	(1)
Net deferred tax balance at 31 December 2014[7]	(2,478)	628	630	(578)	525	696	(577)

[1]	Includes deferred tax on contingent liabilities in respect of intangibles.
[2]	Untaxed reserves relate to taxable profits where the tax liability is deferred to later periods.
[3]	The deferred tax liability of $397m relates to the acquisition of Ardea as detailed in Note 24.
[4]	The deferred tax liability of $726m relates to the acquisition of Pearl Therapeutics ($319m), Omthera ($198m), Amplimmune ($205m) and Spirogen ($4m) as detailed in Note 24.
[5]	The deferred tax liability of $145m relates to the acquisition of BMS’s share of Global Diabetes Alliance Assets ($28m) and the acquisition of Definiens Group ($117m).
[6]	Includes losses and tax credits carried forward which will expire within 13 to 20 years.
[7]	The UK has a net deferred tax asset of $345m as at 31 December 2014, mainly in respect of the pension and post retirement benefits, which has been recognised on the basis of sufficient forecast future taxable profits against which the deductible temporary differences can be utilised.

The net deferred tax balance, before the offset of balances within countries, consists of:

	Intangibles,	Pension and	Intercompany		Losses and	Accrued
	property, plant	post-retirement	inventory	Untaxed	tax credits	expenses
	& equipment	benefits	transfers	reserves	carried forward	and other	Total
	$m	$m	$m	$m	$m	$m	$m
Deferred tax assets at 31 December 2012	127	561	961	–	411	749	2,809
Deferred tax liabilities at 31 December 2012	(2,815)	(8)	(40)	(1,284)	–	(127)	(4,274)
Net deferred tax balance at 31 December 2012	(2,688)	553	921	(1,284)	411	622	(1,465)
Deferred tax assets at 31 December 2013	347	518	775	–	573	855	3,068
Deferred tax liabilities at 31 December 2013	(3,411)	(8)	(39)	(1,114)	–	(118)	(4,690)
Net deferred tax balance at 31 December 2013	(3,064)	510	736	(1,114)	573	737	(1,622)
Deferred tax assets at 31 December 2014	1,212	631	657	–	525	838	3,863
Deferred tax liabilities at 31 December 2014	(3,690)	(3)	(27)	(578)	–	(142)	(4,440)
Net deferred tax balance at 31 December 2014	(2,478)	628	630	(578)	525	696	(577)

Analysed in the statement of financial position, after offset of balances within countries, as:
					2014	2013	2012
					$m	$m	$m
Deferred tax assets					1,219	1,205	1,111
Deferred tax liabilities					(1,796)	(2,827)	(2,576)
Net deferred tax balance					(577)	(1,622)	(1,465)

Unrecognised deferred tax assets

Deferred tax assets of $216m have not been recognised in respect of deductible temporary differences (2013: $214m; 2012: $120m) because it is not probable that future taxable profit will be available against which the Group can utilise the benefits therefrom.

AstraZeneca Annual Report and Form 20-F Information 2014	147

Financial Statements    > Notes to the Group Financial Statements

5 Earnings per $0.25 Ordinary Share

	2014	2013	2012
Profit for the year attributable to equity holders ($m)	1,233	2,556	6,240
Basic earnings per Ordinary Share	$0.98	$2.04	$4.95
Diluted earnings per Ordinary Share	$0.98	$2.04	$4.94
Weighted average number of Ordinary Shares in issue for basic earnings (millions)	1,262	1,252	1,261
Dilutive impact of share options outstanding (millions)	2	2	3
Diluted weighted average number of Ordinary Shares in issue (millions)	1,264	1,254	1,264

The earnings figures used in the calculations above are post-tax.

6 Segment information

AstraZeneca is engaged in a single business activity of biopharmaceuticals and the Group does not have multiple operating segments. Our biopharmaceuticals business consists of the discovery and development of new products, which are then manufactured, marketed and sold. All of these functional activities take place (and are managed) globally on a highly integrated basis. We do not manage these individual functional areas separately.

The SET, established and chaired by the CEO, is the vehicle through which he exercises the authority delegated to him from the Board for the management, development and performance of our business. We consider that the SET is AstraZeneca’s chief operating decision making body (as defined by IFRS 8). The operation of the SET is principally driven by the management of the commercial operations, R&D, and manufacturing and supply. In addition to the CEO, CFO, the General Counsel and the Chief Compliance Officer, the SET comprises nine Executive Vice-Presidents representing IMED, MedImmune, Global Medicines Development, North America, Europe, International, GPPS, Operations & Information Services, and Human Resources. All significant operating decisions are taken by the SET. While members of the SET have responsibility for implementation of decisions in their respective areas, operating decision making is at SET level as a whole. Where necessary, these are implemented through cross-functional sub-committees that consider the Group-wide impact of a new decision. For example, product launch decisions would be initially considered by the SET and, on approval, passed to an appropriate sub-team for implementation. The impacts of being able to develop, produce, deliver and commercialise a wide range of pharmaceutical products drive the SET decision making process.

In assessing performance, the SET reviews financial information on an integrated basis for the Group as a whole, substantially in the form of, and on the same basis as, the Group’s IFRS Financial Statements. The high upfront cost of discovering and developing new products coupled with the relatively insignificant and stable unit cost of production means that there is not the clear link that exists in many manufacturing businesses between the revenue generated on an individual product sale and the associated cost and hence margin generated on a product. Consequently, the profitability of individual drugs or classes of drugs is not considered a key measure of performance for the business and is not monitored by the SET.

Resources are allocated on a Group-wide basis according to need. In particular, capital expenditure, in-licensing, and R&D resources are allocated between activities on merit, based on overall therapeutic considerations and strategy under the aegis of the Group’s Early Stage Product Committees and a single Late Stage Product Committee.

Geographic areas

The following tables show information by geographic area and, for revenue and property, plant and equipment, material countries. The figures show the revenue, operating profit and profit before tax made by companies located in that area/country, together with segment assets, segment assets acquired, net operating assets, and property, plant and equipment owned by the same companies; export sales and the related profit are included in the area/country where the legal entity resides and from which those sales were made.

148	AstraZeneca Annual Report and Form 20-F Information 2014

6 Segment information continued

			Revenue
	2014	2013	2012
	$m	$m	$m

UK
External	1,764	1,819	1,843
Intra-Group	4,718	5,041	6,939
	6,482	6,860	8,782

Continental Europe
Belgium	260	265	293
France	1,325	1,303	1,393
Germany	687	624	763
Italy	688	729	773
Spain	495	497	506
Sweden	508	404	466
Others	1,794	1,830	2,003
Intra-Group	4,763	4,930	5,067
	10,520	10,582	11,264

The Americas
Canada	583	607	1,069
US	10,485	10,198	11,074
Others	1,165	1,177	1,326
Intra-Group	2,346	2,005	2,353
	14,579	13,987	15,822

Asia, Africa & Australasia
Australia	657	811	1,050
Japan	2,202	2,403	2,748
China	2,228	1,836	1,511
Others	1,254	1,208	1,155
Intra-Group	56	52	70
	6,397	6,310	6,534
Continuing operations	37,978	37,739	42,402
Intra-Group eliminations	(11,883)	(12,028)	(14,429)
Revenue	26,095	25,711	27,973

Export sales from the UK totalled $5,709m for the year ended 31 December 2014 (2013: $6,192m; 2012: $8,072m). Intra-Group pricing is determined on an arm’s length basis.

	Operating (loss)/profit			(Loss)/profit before tax
	2014	2013	2012	2014	2013	2012
	$m	$m	$m	$m	$m	$m
UK	(851)	(171)	397	(1,174)	(467)	(39)
Continental Europe	1,780	3,055	3,539	1,477	3,016	3,502
The Americas	818	591	3,705	549	477	3,678
Asia, Africa & Australasia	390	237	507	394	241	505
Continuing operations	2,137	3,712	8,148	1,246	3,267	7,646

	Non-current assets[1]			Total assets
	2014	2013	2012	2014	2013	2012
	$m	$m	$m	$m	$m	$m
UK	5,826	4,525	2,743	14,926	16,199	12,316
Continental Europe	8,764	4,102	3,673	11,184	6,924	6,796
The Americas	24,750	24,535	25,767	29,324	29,146	30,708
Asia, Africa & Australasia	874	832	803	3,161	3,630	3,714
Continuing operations	40,214	33,994	32,986	58,595	55,899	53,534

	Assets acquired[2]			Net operating assets[3]
	2014	2013	2012	2014	2013	2012
	$m	$m	$m	$m	$m	$m
UK	2,703	637	350	3,002	2,400	2,519
Continental Europe	6,362	747	379	4,110	4,168	4,006
The Americas[4]	2,732	2,490	6,760	20,190	21,583	22,940
Asia, Africa & Australasia	199	236	229	1,570	2,002	2,328
Continuing operations	11,996	4,110	7,718	28,872	30,153	31,793

[1]	‘Non-current assets’ exclude deferred tax assets and derivative financial instruments.
[2]	Included in ‘Assets acquired’ are those assets that are expected to be used during more than one period (property, plant and equipment, goodwill and intangible assets).
[3]	‘Net operating assets’ exclude short-term investments, cash, short-term borrowings, loans, derivative financial instruments, retirement benefit obligations and non-operating receivables and payables.
[4]	Assets acquired in 2012 include those related to Amylin and Ardea.

AstraZeneca Annual Report and Form 20-F Information 2014	149

Financial Statements    > Notes to the Group Financial Statements

6 Segment information continued

	Property, plant and equipment
	2014	2013	2012
	$m	$m	$m
UK	824	1,226	1,353
Sweden	971	1,158	1,183
US	2,830	2,048	2,197
Rest of the world	1,385	1,386	1,356
Continuing operations	6,010	5,818	6,089
Geographic markets The table below shows revenue in each geographic market in which customers are located.
	2014	2013	2012
	$m	$m	$m
UK	773	685	668
Continental Europe	6,394	6,521	7,042
The Americas	11,892	11,515	13,075
Asia, Africa & Australasia	7,036	6,990	7,188
Continuing operations	26,095	25,711	27,973

Revenue is recognised when the significant risks and rewards of ownership have been transferred to a third party. In general this is upon delivery of the products to wholesalers. Transactions with two wholesalers (2013: one; 2012: two) individually represented greater than 10% of total revenue. The value of these transactions recorded as revenue were $3,261m and $2,674m (2013: $3,166m; 2012: $3,517m and $3,155m).

150	AstraZeneca Annual Report and Form 20-F Information 2014

7 Property, plant and equipment

				Total property,
	Land and	Plant and	Assets in course	plant and
	buildings	equipment	of construction	equipment
	$m	$m	$m	$m

Cost
At 1 January 2012	5,911	8,779	620	15,310
Capital expenditure	37	229	502	768
Additions through business combinations (Note 24)	–	4	–	4
Transfer of assets into use	123	391	(514)	–
Disposals and other movements	(370)	(1,050)	(49)	(1,469)
Exchange adjustments	149	292	17	458
At 31 December 2012	5,850	8,645	576	15,071
Capital expenditure	21	222	565	808
Additions through business combinations (Note 24)	1	3	4	8
Transfer of assets into use	67	295	(362)	–
Disposals and other movements	(275)	(773)	(7)	(1,055)
Exchange adjustments	19	61	(5)	75
At 31 December 2013	5,683	8,453	771	14,907
Capital expenditure	34	184	874	1,092
Additions through business combinations (Note 24)	213	206	96	515
Transfers in from other non-current assets	156	124	70	350
Transfer of assets into use	136	405	(541)	–
Disposals and other movements	(976)	(962)	(27)	(1,965)
Exchange adjustments	(334)	(698)	(123)	(1,155)
At 31 December 2014	4,912	7,712	1,120	13,744

Depreciation
At 1 January 2012	2,435	6,450	–	8,885
Charge for year	280	743	–	1,023
Disposals and other movements	(129)	(1,116)	–	(1,245)
Exchange adjustments	82	237	–	319
At 31 December 2012	2,668	6,314	–	8,982
Charge for year	331	575	–	906
Impairment	7	94	–	101
Disposals and other movements	(73)	(900)	–	(973)
Exchange adjustments	19	54	–	73
At 31 December 2013	2,952	6,137	–	9,089
Charge for year	252	524	–	776
Disposals and other movements	(639)	(744)	–	(1,383)
Exchange adjustments	(214)	(534)	–	(748)
At 31 December 2014	2,351	5,383	–	7,734

Net book value
At 31 December 2012	3,182	2,331	576	6,089
At 31 December 2013	2,731	2,316	771	5,818
At 31 December 2014	2,561	2,329	1,120	6,010

There were no impairment charges in 2014.

Impairment charges in 2013 were attributable to strategy changes affecting manufacturing operations in China and the impact of restructuring our site footprint in the US.

There were no impairment charges in 2012.

		2014	2013	2012
		$m	$m	$m

The net book value of land and buildings comprised:
Freeholds		2,489	2,656	3,122
Leaseholds		72	75	60

Included within plant and equipment are Information Technology assets held under finance leases with a net book value of $74m (2013: $86m; 2012: $79m).

AstraZeneca Annual Report and Form 20-F Information 2014	151

Financial Statements    > Notes to the Group Financial Statements

8 Goodwill

	2014	2013	2012
	$m	$m	$m

Cost
At 1 January	10,307	10,223	10,186
Additions through business combinations (Note 24)	1,841	77	30
Exchange and other adjustments	(280)	7	7
At 31 December	11,868	10,307	10,223

Amortisation and impairment losses
At 1 January	326	325	324
Exchange and other adjustments	(8)	1	1
At 31 December	318	326	325
Net book value at 31 December	11,550	9,981	9,898

For the purpose of impairment testing of goodwill, the Group is regarded as a single cash-generating unit.

The recoverable amount is based on value in use using discounted risk-adjusted projections of the Group’s pre-tax cash flows over 10 years which is considered by the Board as a reasonable period given the long development and life-cycle of a medicine. The projections include assumptions about product launches, competition from rival products and pricing policy as well as the possibility of generics entering the market. In setting these assumptions we consider our past experience, external sources of information (including information on expected increases and ageing of the populations in our established markets and the expanding patient population in newer markets), our knowledge of competitor activity and our assessment of future changes in the pharmaceutical industry. The 10 year period is covered by internal budgets and forecasts. Given that internal budgets and forecasts are prepared for all projections, no general growth rates are used to extrapolate internal budgets and forecasts for the purposes of determining value in use. No terminal value is included as these cash flows are more than sufficient to establish that an impairment does not exist. The methods used to determine recoverable amounts have remained consistent with the prior year.

In arriving at value in use, we disaggregate our projected pre-tax cash flows into groups reflecting similar risks and tax effects. For each group of cash flows we use an appropriate discount rate reflecting those risks and tax effects. In arriving at the appropriate discount rate for each group of cash flows, we adjust AstraZeneca’s post-tax weighted average cost of capital (7.0% for 2014, 2013 and 2012) to reflect the impact of relevant industry risks, the time value of money and tax effects. The weighted average pre-tax discount rate we used was approximately 10% (2013: 10%; 2012: 10%).

As a further check, we compare our market capitalisation to the book value of our net assets and this indicates significant surplus at 31 December 2014 (and 31 December 2013 and 31 December 2012).

No goodwill impairment was identified.

The Group has also performed sensitivity analysis calculations on the projections used and discount rate applied. The Directors have concluded that, given the significant headroom that exists, and the results of the sensitivity analysis performed, there is no significant risk that reasonable changes in any key assumptions would cause the carrying value of goodwill to exceed its value in use.

152	AstraZeneca Annual Report and Form 20-F Information 2014

9 Intangible assets

	Product,		Software
	marketing and	Other	development
	distribution rights	intangibles	costs	Total
	$m	$m	$m	$m

Cost
At 1 January 2012	15,899	2,188	1,634	19,721
Additions through business combinations (Note 24)	1,464	–	–	1,464
Additions – separately acquired	5,228	12	212	5,452
Exchange and other adjustments	271	(65)	59	265
At 31 December 2012	22,862	2,135	1,905	26,902
Additions through business combinations (Note 24)	2,045	371	–	2,416
Additions – separately acquired	635	–	166	801
Disposals	(46)	–	–	(46)
Exchange and other adjustments	57	(7)	19	69
At 31 December 2013	25,553	2,499	2,090	30,142
Additions through business combinations (Note 24)	6,926	575	–	7,501
Additions – separately acquired	907	25	115	1,047
Disposals	(23)	–	(41)	(64)
Exchange and other adjustments	(1,464)	(287)	(138)	(1,889)
At 31 December 2014	31,899	2,812	2,026	36,737

Amortisation and impairment losses
At 1 January 2012	6,246	1,474	1,021	8,741
Amortisation for year	1,039	95	162	1,296
Impairment	192	1	6	199
Exchange and other adjustments	182	8	28	218
At 31 December 2012	7,659	1,578	1,217	10,454
Amortisation for year	1,498	93	188	1,779
Impairment	2,025	–	57	2,082
Impairment reversals	(285)	–	–	(285)
Disposals	(11)	–	–	(11)
Exchange and other adjustments	58	11	7	76
At 31 December 2013	10,944	1,682	1,469	14,095
Amortisation for year	2,008	193	183	2,384
Impairment	81	18	23	122
Disposals	(23)	–	(41)	(64)
Exchange and other adjustments	(465)	(240)	(76)	(781)
At 31 December 2014	12,545	1,653	1,558	15,756

Net book value
At 31 December 2012	15,203	557	688	16,448
At 31 December 2013	14,609	817	621	16,047
At 31 December 2014	19,354	1,159	468	20,981
Other intangibles consist mainly of licensing and rights to contractual income streams. Amortisation charges are recognised in profit as follows:
	Product,		Software
	marketing and	Other	development
	distribution rights	intangibles	costs	Total
	$m	$m	$m	$m

Year ended 31 December 2012
Cost of sales	325	–	–	325
Research and development expense	–	25	–	25
Selling, general and administrative costs	673	13	162	848
Other operating income and expense	41	57	–	98
Total	1,039	95	162	1,296

Year ended 31 December 2013
Cost of sales	502	–	–	502
Research and development expense	–	30	–	30
Selling, general and administrative costs	898	4	188	1,090
Other operating income and expense	98	59	–	157
Total	1,498	93	188	1,779

Year ended 31 December 2014
Cost of sales	701	–	–	701
Research and development expense	–	60	–	60
Selling, general and administrative costs	1,203	25	183	1,411
Other operating income and expense	104	108	–	212
Total	2,008	193	183	2,384

AstraZeneca Annual Report and Form 20-F Information 2014	153

Financial Statements    > Notes to the Group Financial Statements

9 Intangible assets continued

Impairment charges are recognised in profit as follows:

	Product,		Software
	marketing and	Other	development
	distribution rights	intangibles	costs	Total
	$m	$m	$m	$m

Year ended 31 December 2012
Research and development expense	185	1	–	186
Selling, general and administrative costs	7	–	6	13
Total	192	1	6	199

Year ended 31 December 2013
Research and development expense	335	–	–	335
Selling, general and administrative costs	1,690	–	57	1,747
Total	2,025	–	57	2,082

Year ended 31 December 2014
Research and development expense	81	–	–	81
Selling, general and administrative costs	–	–	23	23
Other operating income and expense	–	18	–	18
Total	81	18	23	122

The impairment reversal of $285m booked in 2013 was recorded in Research and development expense.

Impairment charges and reversals

In 2014, impairment charges relate to the termination, or reassessment of the likelihood of success, of several individual projects, none of which had significant capitalised values.

In 2013, AstraZeneca commenced enrolment of the first patient in the first of several Phase III clinical programmes for Lynparza (olaparib). As a result of the initiation of this programme, an impairment charge of $285m, taken in 2011, was reversed and the full historic carrying value of the asset restored to our balance sheet. There are several indications currently under development for Lynparza (olaparib) and, at the date of the reversal of the impairment, the recoverable value of the intangible asset relating to Lynparza (olaparib) determined using value in use calculations as detailed below, was estimated to be at least $650m above its carrying value. The 2013 impairment charge of product, marketing and distribution rights includes a charge of $1,758m against the intangible asset for Bydureon, acquired as part of the 2012 collaboration with BMS on Amylin products, following revised estimates for future sales performance as part of the annual budgeting process that are below AstraZeneca’s commercial expectations at that time of entering into the collaboration. Impairment charges also include $136m following AstraZeneca’s decision not to proceed with regulatory filings for fostamatinib.

The 2012 impairment of product, marketing and distribution rights includes a charge of $50m following the decision by AstraZeneca not to pursue a regulatory filing for TC-5214 (with a partial impairment of $150m having been taken in the prior year, 2011), based on the final results of Phase III efficacy and tolerability studies of the compound as an adjunct therapy to an anti-depressant in patients with major depressive disorder who do not respond adequately to initial anti-depressant treatment. The remaining $149m charge in 2012 relates to the termination of other development projects during the year.

The write downs in value of intangible assets, other than those arising from termination of R&D activities, were determined based on value in use calculations using discounted risk-adjusted projections of the products’ expected post-tax cash flows over a period reflecting the patent-protected lives of the individual products. The full period of projections is covered by internal budgets and forecasts. By their nature, the value in use calculations are sensitive to the underlying methods, assumptions and estimates. The estimated recoverable amount of the acquired and in development assets exceeded their respective calculated value in use. Consistent with prior years, as part of the impairment review process, management has identified that reasonably possible changes in certain key assumptions including the likelihood of achieving successful trial results and obtaining regulatory approval for in development assets, the projected market share of the therapeutic area and expected pricing for launched products, may cause the carrying amount of the intangible assets to exceed the recoverable amount. In addition, there is a significant risk that partial impairments recognised may be subject to adjustments in future periods. Any resulting adjustments may be material. In arriving at the appropriate discount rate to use for each product, we adjust AstraZeneca’s post-tax weighted average cost of capital (7.0% for 2014, 2013 and 2012) to reflect the impact of risks and tax effects specific to the individual products. The weighted average pre-tax discount rate we used was approximately 13% (2013: 13%; 2012: 14%).

154	AstraZeneca Annual Report and Form 20-F Information 2014

9 Intangible assets continued

Significant assets

		Carrying value	Remaining amortisation
	Description	$m	period
Advance payment[1]	Product, marketing and distribution rights	211	4 years
Partial retirement[1]	Product, marketing and distribution rights	485	1-13 years
First Option[1]	Product, marketing and distribution rights	1,250	12-16 years
Second Option[1]	Product, marketing and distribution rights	496	1-2 years
Intangible assets arising from the acquisition of CAT[2]	Product, marketing and distribution rights	205	1 and 6 years
RSV franchise assets arising from the acquisition of MedImmune	Product, marketing and distribution rights	3,059	11 years
Intangible assets arising from the acquisition of MedImmune	Licensing and contractual income	220	2-5 years
Intangible assets arising from the acquisition of MedImmune	Product, marketing and distribution rights	473	17 years
Onglyza intangible assets acquired from BMS	Product, marketing and distribution rights	1,591	9 years
Forxiga/Farxiga intangible assets acquired from BMS	Product, marketing and distribution rights	2,009	13 years
Bydureon intangible assets acquired from BMS	Product, marketing and distribution rights	1,335	16 years
Other diabetes intangible assets acquired from BMS	Product, marketing and distribution rights	1,726	8-19 years
Intangible assets arising from the acquisition of Novexel[3]	Product, marketing and distribution rights	276	Not amortised
Intangible assets arising from the acquisition of Ardea[3]	Product, marketing and distribution rights	1,434	Not amortised
Intangible assets arising from the acquisition of Pearl Therapeutics[3]	Product, marketing and distribution rights	985	Not amortised
Intangible assets arising from the acquisition of Omthera[3]	Product, marketing and distribution rights	531	Not amortised
Intangible assets arising from the acquisition of Amplimmune[3]	Product, marketing and distribution rights	534	Not amortised
Intangible assets arising from the acquisition of Spirogen	Research technology rights	305	9 years
Intangible assets acquired from Almirall	Product, marketing and distribution rights	1,363	14-24 years
Intangible assets arising from the acquisition of Definiens	Research technology rights	335	15 years

[1]	These assets are associated with the restructuring of the joint venture with Merck.
[2]	Cambridge Antibody Technology Group PLC.
[3]	Assets in development are not amortised but are tested annually for impairment.

Arrangements with Merck

In 1982, Astra set up a joint venture with Merck & Co., Inc. (now Merck Sharp & Dohme Corp., a subsidiary of the new Merck & Co., Inc. that resulted from the merger with Schering-Plough) (‘Merck’) for the purposes of selling, marketing and distributing certain Astra products in the US. In 1998, this joint venture was restructured (the ‘Restructuring’). Under the agreements relating to the Restructuring (the ‘Agreements’), a US limited partnership (the ‘Partnership’) was formed, in which Merck was the limited partner and AstraZeneca the general partner, and AstraZeneca obtained control of the joint venture’s business subject to certain limited partner and other rights held by Merck and its affiliates. These rights provided Merck with safeguards over the activities of the Partnership and placed limitations on AstraZeneca’s commercial freedom to operate. The Agreements provided in part, for

>	annual contingent payments
>	termination arrangements which cause Merck to relinquish its interests in AstraZeneca’s products and activities in stages, some of which are mandatory and others optional.

The termination arrangements and payments included

>	the Advance Payment
>	the Partial Retirement
>	the True-Up
>	the Loan Note Receivable
>	the First Option
>	the Second Option.

AstraZeneca considered that the termination arrangements described above represent the acquisition, in stages, of Merck’s interests in the Partnership and Agreement products (including Merck’s rights to contingent payments). Once all payments were made, AstraZeneca would have unencumbered discretion in its operations in the US market. AstraZeneca benefits under the termination arrangements from:

>	The substantial freedom over products acquired or discovered after the merger of Astra and Zeneca in 1999; and
>	Enhanced contributions from, and substantial freedom over, those products that have already been launched (for example, Prilosec, Nexium, Brilinta, Pulmicort, Symbicort, Rhinocort and Atacand) and those that are in development.

Economic benefits include relief from contingent payments and other cost efficiencies, together with the strategic advantages of increased freedom to operate.

The intangible assets relating to purchased product rights are subject to impairment testing and would be partially or wholly impaired if a product is withdrawn or if activity in any of the affected therapy areas is significantly curtailed.

Annual Contingent Payments

Following the exercise of the Second Option (as detailed below) all contingent payments to Merck have now ceased.

AstraZeneca Annual Report and Form 20-F Information 2014	155

Financial Statements    > Notes to the Group Financial Statements

9 Intangible assets continued

Advance Payment

The merger between Astra and Zeneca in 1999 triggered the first step in the termination arrangements. Merck relinquished all rights, including contingent payments on future sales, to potential Astra products with no existing or pending US patents at the time of the merger. As a result, AstraZeneca now has rights to such products and is relieved of potential obligations to Merck and restrictions in respect of those products (including annual contingent payments), affording AstraZeneca substantial freedom to exploit the products as it sees fit. At the time of the merger, the Advance Payment of $967m was made. The Advance Payment has been accounted for as an intangible asset and is being amortised over 20 years. Although the rights obtained apply in perpetuity, the period of amortisation of 20 years is used to reflect the typical timescale of development and marketing of a product.

Partial Retirement, True-Up and Loan Note Receivable

On 17 March 2008, AstraZeneca made a net cash payment to Merck of approximately $2.6bn in connection with the Partial Retirement, the True-Up and the Loan Note Receivable. This payment resulted in AstraZeneca acquiring Merck’s interests in certain AstraZeneca products (including Pulmicort, Rhinocort, Symbicort and Toprol-XL), AstraZeneca ceasing contingent payments on these products and AstraZeneca obtaining the ability to exploit these products and other opportunities in the Respiratory Therapy Area. Intangible assets of $994m were recognised at the time with the balance of the net payment ($1,656m) representing payments on account for future product rights associated with the First Option and the Second Option as detailed below. These ‘non-refundable deposits’ were classified as intangible assets.

First Option

On 26 February 2010, AstraZeneca exercised the First Option. Payment of $647m to Merck was made on 30 April 2010. This payment resulted in AstraZeneca acquiring Merck’s interests in products covered by the First Option, including Entocort, Atacand, Plendil and certain products in development at the time (principally Brilinta and lesogaberan; development of lesogaberan was subsequently discontinued). Also on 30 April 2010, contingent payments on these products ceased with respect to periods after this date and AstraZeneca obtained the ability to exploit these products and other opportunities in the Cardiovascular and Neuroscience Therapy Areas. These rights were valued at $1,829m and were recognised as intangible assets from 26 February 2010 ($1,182m having been transferred from non-refundable deposits to supplement the payment of $647m to Merck). Of these rights, $689m was allocated to contingent payment relief and $1,140m to intangible assets reflecting the ability to fully exploit the products in the Cardiovascular and Neuroscience Therapy Areas. The remaining non-refundable deposits of $474m relate to benefits that were secured upon AstraZeneca exercising the Second Option, as detailed below.

Second Option

The Agreements provided that AstraZeneca may exercise a Second Option to purchase Merck’s interests in the Merck affiliates that hold the limited partner and other rights referred to above. Exercise of the Second Option would result in the repurchase by AstraZeneca of Merck’s interests in Prilosec and Nexium in the US. This option was exercisable by AstraZeneca in May to October of 2012, or in 2017, or if combined annual sales of the two products fell below a minimum amount.

On 26 June 2012, AstraZeneca and Merck agreed to amend certain provisions of the Agreements with respect to the Second Option.

The principal areas covered by the amendments were a change in the timing for AstraZeneca to exercise the Second Option, and agreement on the valuation methodology for setting certain aspects of the option exercise price. Under the amended Agreements, Merck granted to AstraZeneca a new Second Option exercisable by AstraZeneca between 1 March 2014 and 30 April 2014, with closing on 30 June 2014. Options exercisable in 2017 or if combined annual sales fell below a minimum amount also remained available to AstraZeneca. In addition to this revised timing for the Second Option, AstraZeneca and Merck also reached agreement on the valuation methodology for setting certain components of the option exercise price for a 2014 exercise.

On 30 June 2014, the Second Option was consummated, resulting in (i) the termination of Merck’s interests in entities that hold the US rights to Nexium and Prilosec, and (ii) the control of these entities by AstraZeneca. At closing, AstraZeneca paid to Merck a total exercise price of $409m, $327m of which was fixed in 2012 based on a shared view by AstraZeneca and Merck of the forecasts for sales of Nexium and Prilosec in the US market. This amount is subject to a true-up in 2018 that replaces the shared forecast with actual sales for the period from closing in 2014 to June 2018. At closing, AstraZeneca also paid to Merck an administrative fee of $10m. In 2018, Merck will receive an additional administrative fee of $11m. The intangible assets arising from the Second Option, and the $474m from the First Option (detailed above), in aggregate, reflect the value of the ability to exploit opportunities in the Gastrointestinal Therapy Area and relief from contingent payments.

156	AstraZeneca Annual Report and Form 20-F Information 2014

10 Investments in joint ventures

	2014	2013	2012
	$m	$m	$m
At 1 January	–	–	–
Additions	70	–	–
Share of after tax losses	(6)	–	–
Exchange adjustments	(5)	–	–
At 31 December	59	–	–

On 30 April 2014, AstraZeneca entered into a joint venture agreement with Samsung Biologics Co. Ltd, to develop a biosimiliar using the combined capabilities of the two parties. The agreement resulted in the formation of a joint venture entity based in the UK, Archigen Biotech Limited, with a branch in South Korea. AstraZeneca contributed $70m in cash to the joint venture entity and has a 50% interest in the joint venture. The investment is measured using the equity method.

A summarised Statement of Financial Position for Archigen Biotech Limited is set out below.

31 December 2014
$m
Non-current assets	76
Current assets	58
Current liabilities	(6)
Net assets	128
Share capital	140
Retained earnings	(12)
Total equity	128

11 Other investments

	2014	2013	2012
	$m	$m	$m
Non-current investments
Equity securities available for sale	502	281	199
Total	502	281	199
Current investments
Equity securities and bonds available for sale	775	735	748
Equity securities held for trading	–	46	29
Fixed deposits	20	15	46
Total	795	796	823

The equity securities and bonds available for sale in current investments of $775m (2013: $735m; 2012: $748m) are held in a custody account. Further details of this custody account are included in Note 20.

Impairment charges of $23m in respect of available for sale securities are included in other operating income and expense in profit (2013: $22m; 2012: $2m).

Equity securities and bonds available for sale, and equity securities held for trading, are held on the consolidated statement of financial position at fair value. The fair value of listed investments is based on year end quoted market prices. For unlisted investments whose fair value cannot be reliably measured, cost is considered to approximate to fair value. Fixed deposits are held at amortised cost with carrying value being a reasonable approximation of fair value given their short-term nature.

None of the financial assets or liabilities have been reclassified in the year.

Fair value hierarchy

The table below analyses financial instruments, contained within other investments and carried at fair value, by valuation method. The different levels have been defined as follows:

> Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

> Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (ie as prices) or indirectly (ie derived from prices).

> Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	Level 1	Level 2	Level 3	Total
	$m	$m	$m	$m
2012
Equity securities and bonds available for sale	809	–	138	947
Equity securities held for trading	29	–	–	29
Total	838	–	138	976
2013
Equity securities and bonds available for sale	807	–	209	1,016
Equity securities held for trading	46	–	–	46
Total	853	–	209	1,062
2014
Equity securities and bonds available for sale	927	–	350	1,277
Total	927	–	350	1,277

AstraZeneca Annual Report and Form 20-F Information 2014	157

Financial Statements    > Notes to the Group Financial Statements

11 Other investments continued

Equity securities available for sale that are analysed at Level 3 include investments in private biotech companies. In the absence of specific market data, these unlisted investments are held at cost, adjusted as necessary for impairments, which approximates to fair value. Movements in Level 3 investments are detailed below.

			2014	2013	2012
			$m	$m	$m
At 1 January			209	138	159
Additions			107	70	17
Revaluations			95	–	–
Transfers out			(35)	–	(25)
Disposals			–	(8)	(20)
Impairments and exchange adjustments			(26)	9	7
At 31 December			350	209	138

Assets are transferred in or out of Level 3 on the date of the event or change in circumstances that caused the transfer.

12 Derivative financial instruments

Derivative financial instruments consist of interest rate swaps (included in instruments designated at fair value if related to debt designated at fair value, or instruments in a fair value hedge relationship if formally designated as in a fair value hedge relationship), cross-currency swaps (included in instruments designated in net investment hedges), currency options and forward foreign exchange contracts (included below in other derivatives).

	Non-current	Current	Current	Non-current
	assets	assets	liabilities	liabilities	Total
	$m	$m	$m	$m	$m
Designated in a fair value hedge	151	–	–	–	151
Related to instruments designated at fair value through profit or loss	162	–	–	–	162
Designated as a net investment hedge	76	–	–	–	76
Other derivatives	–	31	(3)	–	28
31 December 2012	389	31	(3)	–	417

	Non-current	Current	Current	Non-current
	assets	assets	liabilities	liabilities	Total
	$m	$m	$m	$m	$m
Designated in a fair value hedge	108	–	–	–	108
Related to instruments designated at fair value through profit or loss	69	16	–	–	85
Designated as a net investment hedge	188	–	–	(1)	187
Other derivatives	–	24	(2)	–	22
31 December 2013	365	40	(2)	(1)	402

	Non-current	Current	Current	Non-current
	assets	assets	liabilities	liabilities	Total
	$m	$m	$m	$m	$m
Designated in a fair value hedge	79	–	–	–	79
Related to instruments designated at fair value through profit or loss	82	–	–	–	82
Designated as a net investment hedge	304	–	–	–	304
Other derivatives	–	21	(21)	–	–
31 December 2014	465	21	(21)	–	465

All derivatives are held at fair value and fall within Level 2 of the fair value hierarchy as defined in Note 11. None of the derivatives have been reclassified in the year.

The fair value of interest rate swaps and cross-currency swaps is estimated using appropriate zero coupon curve valuation techniques to discount future contractual cash flows based on rates at current year end.

The fair value of forward foreign exchange contracts and currency options are estimated by cash flow accounting models using appropriate yield curves based on market forward foreign exchange rates at the year end. The majority of forward foreign exchange contracts for existing transactions had maturities of less than one month from year end.

The interest rates used to discount future cash flows for fair value adjustments, where applicable, are based on market swap curves at the reporting date, and were as follows.

	2014	2013	2012
Derivatives	1.2% to 2.3%	0.3% to 3.2%	0.6% to 2.0%

158	AstraZeneca Annual Report and Form 20-F Information 2014

13 Non-current other receivables

Non-current other receivables of $1,112m (2013: $1,867m; 2012: $352m) include a prepayment of $906m (2013: $1,276m; 2012: $nil) which represents the long-term element of minimum contractual royalties payable to Shionogi under the global licence agreement for Crestor, which was re-negotiated in December 2013. The resulting modified royalty structure, which includes fixed minimum and maximum payments in years until 2020, has resulted in the Company recognising liabilities, and corresponding prepayments, for the discounted value of total minimum payments. The current portion of the prepayment is $323m (2013: $350m; 2012: $nil) and is reported in amounts due within one year (see Note 15). Non-current other receivables also include prepayments in relation to our research collaboration with Moderna Therapeutics.

14 Inventories

	2014	2013	2012
	$m	$m	$m
Raw materials and consumables	663	570	620
Inventories in process	501	659	876
Finished goods and goods for resale	796	680	565
Inventories	1,960	1,909	2,061

The Group recognised $3,214m (2013: $2,981m; 2012: $3,019m) of inventories as an expense within cost of sales during the year.

Inventory write-offs in the year amounted to $126m (2013: $91m; 2012: $120m).

15 Current trade and other receivables

	2014	2013	2012
	$m	$m	$m
Amounts due within one year
Trade receivables	4,816	5,578	5,760
Less: Amounts provided for doubtful debts (Note 25)	(54)	(64)	(64)
	4,762	5,514	5,696
Other receivables	1,050	684	750
Prepayments and accrued income	1,262	1,420	923
	7,074	7,618	7,369
Amounts due after more than one year
Other receivables	22	110	85
Prepayments and accrued income	136	151	175
	158	261	260
Trade and other receivables	7,232	7,879	7,629

All financial assets included within current trade and other receivables are held on the consolidated statement of financial position at amortised costs with carrying value being a reasonable approximation of fair value.

16 Cash and cash equivalents

	2014	2013	2012
	$m	$m	$m
Cash at bank and in hand	1,009	1,094	1,304
Short-term deposits	5,351	8,123	6,397
Cash and cash equivalents	6,360	9,217	7,701
Unsecured bank overdrafts	(196)	(222)	(105)
Cash and cash equivalents in the cash flow statement	6,164	8,995	7,596

The Group holds $114m (2013: $119m; 2012: $301m) of cash and cash equivalents which is required to meet insurance solvency, capital and security requirements, and which, as a result, is not readily available for the general purposes of the Group.

Cash and cash equivalents are held on the consolidated statement of financial position at amortised cost. Fair value approximates to carrying value.

AstraZeneca Annual Report and Form 20-F Information 2014	159

Financial Statements    > Notes to the Group Financial Statements

17 Interest-bearing loans and borrowings

				Repayment		2014		2013	2012
				dates		$m		$m	$m
Current liabilities
Bank overdrafts				On demand		196		222	105
Finance leases						48		30	22
5.4% Callable bond	US dollars			2014		–		766	–
5.125% Non-callable bond	euros			2015		912		–	–
Other loans (Commercial paper)				Within one year		1,290		770	774
Total						2,446		1,788	901
Non-current liabilities
Finance leases						60		72	62
5.4% Callable bond	US dollars			2014		–		–	805
5.125% Non-callable bond	euros			2015		–		1,035	990
5.9% Callable bond	US dollars			2017		1,825		1,854	1,895
1.95% Callable bond	US dollars			2019		996		996	995
0.875% Non-callable bond	euros			2021		902		–	–
7% Guaranteed debentures	US dollars			2023		370		356	399
5.75% Non-callable bond	pounds sterling			2031		540		573	561
6.45% Callable bond	US dollars			2037		2,718		2,717	2,717
4% Callable bond	US dollars			2042		986		985	985
Total						8,397		8,588	9,409

All loans and borrowings above are unsecured, except for finance leases which are secured against the Information Technology assets to which they relate (see Note 7).

Set out below is a comparison by category of carrying values and fair values of all the Group’s interest-bearing loans and borrowings at 31 December 2014, 31 December 2013 and 31 December 2012.

		Instruments in a		Instruments				Total
		fair value hedge		designated		Amortised		carrying	Fair
		relationship	[1]	at fair value	[2]	cost	[3]	value	value
		$m		$m		$m		$m	$m
2012
Overdrafts		–		–		105		105	105
Finance leases due within one year		–		–		22		22	22
Finance leases due after more than one year		–		–		62		62	62
Loans due within one year		–		–		774		774	774
Loans due after more than one year		900		1,204		7,243		9,347	10,897
Total at 31 December 2012		900		1,204		8,206		10,310	11,860

2013
Overdrafts		–		–		222		222	222
Finance leases due within one year		–		–		30		30	30
Finance leases due after more than one year		–		–		72		72	72
Loans due within one year		–		766		770		1,536	1,536
Loans due after more than one year		856		356		7,304		8,516	9,296
Total at 31 December 2013		856		1,122		8,398		10,376	11,156

2014
Overdrafts		–		–		196		196	196
Finance leases due within one year		–		–		48		48	48
Finance leases due after more than one year		–		–		60		60	60
Loans due within one year		–		–		2,202		2,202	2,202
Loans due after more than one year		828		370		7,139		8,337	9,662
Total at 31 December 2014		828		370		9,645		10,843	12,168

[1]	Instruments designated as hedged items in fair value hedge relationships with respect to interest rate risk include a designated portion of the US dollar 5.9% callable bond repayable in 2017.
[2]	Instruments designated at fair value through profit or loss include the US dollar 7% guaranteed debentures repayable in 2023.
[3]	Included within borrowings held at amortised cost are amounts designated as hedges of net investments in foreign operations of $1,453m (2013: $1,608m; 2012: $1,551m) held at amortised cost. The fair value of these borrowings was $1,641m at 31 December 2014 (2013: $1,769m; 2012: $1,808m).

The fair value of fixed-rate publicly traded debt is based on year end quoted market prices; the fair value of floating rate debt is nominal value, as mark to market differences would be minimal given the frequency of resets. The carrying value of loans designated at fair value through profit or loss is the fair value; this falls within the Level 1 valuation method as defined in Note 11. For loans designated in a fair value hedge relationship, carrying value is initially measured at fair value and remeasured for fair value changes in respect of the hedged risk at each reporting date. All other loans are held at amortised cost. Fair values, as disclosed in the table above, are all determined using the Level 1 valuation method as defined in Note 11, with the exception of overdrafts and finance leases, where fair value approximates to carrying values.

160	AstraZeneca Annual Report and Form 20-F Information 2014

17 Interest-bearing loans and borrowings continued

A loss of $1m was made during the year on the fair value of bonds designated at fair value through profit or loss, due to increased credit risk. A gain of $38m has been made on these bonds since designation due to increased credit risk. Changes in credit risk had no material effect on any other financial assets and liabilities recognised at fair value in the Group Financial Statements. The change in fair value attributable to changes in credit risk is calculated as the change in fair value not attributable to market risk. The amount payable at maturity on bonds designated at fair value through profit or loss is $288m.

The interest rates used to discount future cash flows for fair value adjustments, where applicable, are based on market swap curves at the reporting date, and were as follows.

	2014	2013	2012
Loans and borrowings	1.2% to 2.3%	0.3% to 3.2%	0.6% to 2.0%
18 Trade and other payables
	2014	2013	2012
	$m	$m	$m
Current liabilities
Trade payables	3,492	2,499	2,449
Value added and payroll taxes and social security	201	207	231
Rebates and chargebacks	3,530	2,853	2,486
Accruals	3,231	3,606	3,200
Other payables	1,432	1,197	855
Total	11,886	10,362	9,221
Non-current liabilities
Accruals	219	126	710
Other payables	7,772	2,226	291
Total	7,991	2,352	1,001

With the exception of contingent consideration payables of $6,899m (2013: $514m; 2012: $nil) held within other payables, that arose on business combinations (see Note 24), and which is held at fair value within Level 3 of the fair value hierarchy as defined in Note 11, all other financial liabilities are held on the consolidated statement of financial position at amortised cost with carrying value being a reasonable approximation of fair value. Movements on Level 3 financial liabilities are detailed below.

	2014	2013	2012
	$m	$m	$m
At 1 January	514	–	–
Additions arising on business combinations (Note 24)	6,138	532	–
Settlements	(657)	–	–
Revaluations	512	(18)	–
Discount unwind	391	–	–
Foreign exchange	1	–	–
At 31 December	6,899	514	–

As detailed in Note 24, contingent consideration arising from business combination is fair valued using decision tree analysis, with key inputs including the probability of success, consideration of potential delays and the expected levels of future revenues.

Revaluations of contingent consideration include:

>	In 2013, a reduction of $18m based on the Group’s revised view of the likelihood of triggering certain approval milestones arising on the acquisition of Omthera Pharmaceuticals (as detailed in Note 24).
>	An increase of $529m in 2014, based on revised milestone probabilities, and revenue and royalty forecasts, following the successful integration of BMS’s share of our previous global diabetes alliance following the acquisition in February 2014 (as detailed in Note 24).
>	An increase of $12m in 2014 relating to an approval milestone payable on our Almirall franchise business combination (as detailed in Note 24) following approval developments since the acquisition date.
>	A reduction of $29m in 2014 based on a revision to our assessment of the likelihood of triggering certain approval milestones arising on the acquisition of Omthera Pharmaceuticals (as detailed in Note 24).

Further details of the potential future payments on our business combinations, including details of the possible ranges of payments, are included in Note 24. Management has identified that reasonably possible changes in certain key assumptions including the likelihood of achieving successful trial results, obtaining regulatory approval, the projected market share of the therapeutic area and expected pricing for launched products may cause the calculated fair value of the above contingent consideration to vary materially in future years.

AstraZeneca Annual Report and Form 20-F Information 2014	161

Financial Statements    > Notes to the Group Financial Statements

19 Provisions for liabilities and charges

			Employee		Other
	Severance	Environmental	benefits	Legal	provisions	Total
	$m	$m	$m	$m	$m	$m
At 1 January 2012	664	92	142	540	424	1,862
Charge for year	873	22	19	90	92	1,096
Cash paid	(853)	(27)	(20)	(513)	(63)	(1,476)
Reversals	(65)	–	–	(18)	(91)	(174)
Exchange and other movements	18	1	7	1	9	36
At 31 December 2012	637	88	148	100	371	1,344
Charge for year	652	27	20	23	49	771
Cash paid	(532)	(28)	(19)	(78)	(24)	(681)
Reversals	(20)	–	–	(5)	(78)	(103)
Exchange and other movements	34	–	3	19	2	58
At 31 December 2013	771	87	152	59	320	1,389
Additions arising on business acquisitions	39	–	–	–	–	39
Charge for year	254	15	8	91	66	434
Cash paid	(472)	(17)	(16)	(71)	(57)	(633)
Reversals	(21)	–	–	(4)	(39)	(64)
Exchange and other movements	(45)	(1)	19	(1)	(30)	(58)
At 31 December 2014	526	84	163	74	260	1,107

				2014	2013	2012
				$m	$m	$m
Due within one year				623	823	916
Due after more than one year				484	566	428
Total				1,107	1,389	1,344

AstraZeneca is undergoing a global restructuring initiative which involves rationalisation of the global supply chain, the sales and marketing organisation, IT and business support infrastructure, and R&D. Employee costs in connection with the initiatives are recognised in severance provisions.

Details of the environmental and legal provisions are provided in Note 27.

Employee benefit provisions include the Deferred Bonus Plan. Further details are included in Note 26.

Other provisions comprise amounts relating to specific contractual or constructive obligations and disputes.

No provision has been released or applied for any purpose other than that for which it was established.

20 Post-retirement benefits

Pensions

Background

The Company and most of its subsidiaries offer retirement plans which cover the majority of employees in the Group. Many of these plans are ‘defined contribution’, where AstraZeneca’s contribution and resulting charge is fixed at a set level or is a set percentage of employees’ pay. However, several plans, mainly in the UK, the US, Sweden and Germany, are ‘defined benefit’, where benefits are based on employees’ length of service and average final salary (typically averaged over one, three or five years). The major defined benefit plans, apart from the collectively bargained Swedish plan (which is still open to employees born before 1979), have been closed to new entrants since 2000. During 2010, following consultation with its UK employees’ representatives, AstraZeneca introduced a freeze on pensionable pay at 30 June 2010 levels for defined benefit members of the UK Pension Fund.

The major defined benefit plans are funded through separate, fiduciary-administered funds. The cash funding of the plans, which may from time to time involve special payments, is designed, in consultation with independent qualified actuaries, to ensure that the assets together with future contributions should be sufficient to meet future obligations. The funding is monitored rigorously by AstraZeneca and appropriate fiduciaries specifically with reference to AstraZeneca’s credit rating, market capitalisation, cash flows and the solvency of the relevant pension scheme.

162	AstraZeneca Annual Report and Form 20-F Information 2014

20 Post-retirement benefits continued

Financing Principles

97% of the Group’s defined benefit obligations at 31 December 2014 are in schemes within the UK, the US, Sweden or Germany. In these countries, the pension obligations are funded with reference to the following financing principles:

>	The Group has a fundamental belief in funding the benefits it promises to employees.
>	The Group considers its pension arrangements in the context of its broader capital structure. In general, it does not believe in committing excessive capital for funding while it has better uses of capital within the business nor does it wish to generate surpluses.
>	The pension funds are not part of the Group’s core business. The Group believes in taking some rewarded risks with the investments underlying the funding, subject to a medium to long-term plan to reduce those risks if opportunities arise.
>	The Group recognises that deciding to hold certain investments may cause volatility in the funding position. The Group would not wish to amend its contribution level for relatively small deviations from its preferred funding level, because it is expected that there will be short-term volatility, but it is prepared to react appropriately to more significant deviations.
>	In the event that local regulations require an additional level of financing, the Group would consider the use of alternative methods of providing this that do not require immediate cash funding but help mitigate exposure of the pension arrangement to the credit risk of the Group.

These principles are appropriate to AstraZeneca’s business at the present date; should circumstances change they may require review.

AstraZeneca has developed a funding framework to implement these principles. This determines the cash contributions payable to the pension funds, but does not affect the IAS 19 liabilities. To reduce the risk of committing excess capital to pension funds, liability valuations are based on the expected return on the actual pension assets, rather than a corporate bond yield. At present, this puts a different, lower value on the liabilities than IAS 19.

UK

With regard to the Group’s UK defined benefit fund, the above principles are modified in light of the UK regulatory requirements (summarised below) and resulting discussions with the Pension Fund Trustee.

Role of Trustees (UK)

The UK Pension Fund is managed by a corporate Trustee which is legally separate from the Company. The Trustee Directors are composed of representatives appointed by both the employer and employees, and include an independent professional Trustee Director. The Trustee Directors are required by law to act in the interest of all relevant beneficiaries and are responsible in particular for the asset investment policy plus the day to day administration of the benefits. They are also responsible for jointly agreeing with the employer the level of contributions due to the UK Pension Fund (see below).

Funding requirements (UK)

UK legislation requires that pension schemes are funded prudently (ie to a level in excess of the current expected cost of providing benefits). On a triennial basis the Trustee and the Company must agree the contributions required (if any) to ensure the Fund is fully funded over time on a suitable prudent measure. The last funding valuation of the AstraZeneca Pension Fund was carried out by a qualified actuary as at 31 March 2013.

In addition, AstraZeneca will make contributions to a separate account which will be held outside the UK Pension Fund. The assets held in this account will be payable to the AstraZeneca Pension Fund in agreed circumstances, for example, in the event of AstraZeneca and the Pension Fund Trustee agreeing on a change to the current long-term investment strategy. At 31 December 2014, £501m ($775m) of assets held in this separate account are included within other investments (see Note 11). The structure of this separate account has changed during the year from a tripartite Escrow arrangement (between AstraZeneca, the Pension Fund Trustee and JPMorgan) to a custody account held by AstraZeneca with HSBC. There is a charge in favour of the Pension Fund Trustee over the assets held in this custody account.

Under the current funding plan, a lump sum contribution of £196m ($305m) was made towards the deficit in January 2015. This contribution was made by transferring assets from the custody account described above. The Company and the UK Pension Fund are currently exploring revised funding plans and extended target dates for full funding.

Under the agreed funding principles used to set the statutory funding target, the key assumptions as at 31 March 2013 were as follows: long-term UK price inflation set at 3.55% per annum, salary increases at 0% per annum (as a result of pensionable pay levels being frozen in 2010), pension increases at 3.2% per annum and investment returns at 4.86% per annum. The resulting valuation of the Fund’s liabilities on that basis were £4,887m ($7,603m) compared to a market value of assets at 31 March 2013 of £4,394m ($6,836m).

Under the governing documentation of the UK Pension Fund, any future surplus in the Fund would be returnable to AstraZeneca by refund assuming gradual settlement of the liabilities over the lifetime of the fund. As such, there are no adjustments required in respect of IFRIC 14 ‘IAS 19 – The Limit on a Defined Benefit Asset Minimum Funding Requirements and their Interaction’.

Regulation (UK)

The UK pensions market is regulated by the Pensions Regulator whose statutory objectives and regulatory powers are described on its website, www.thepensionsregulator.gov.uk.

AstraZeneca Annual Report and Form 20-F Information 2014	163

Financial Statements    > Notes to the Group Financial Statements

20 Post-retirement benefits continued

Rest of Group

The IAS 19 positions as at 31 December 2014 are shown below for each of the other countries with significant defined benefit plans. These plans account for 92% of the Group’s defined benefit obligations outside the UK. The US and Sweden pension funds are managed by fiduciary bodies with responsibility for the investment policies of those funds. These plans are funded in line with the financing principles and contributions paid as prescribed by the funding framework.

>	The US defined benefits programme was actuarially revalued at 31 December 2014, when plan obligations were $1,990m and plan assets were $1,725m. This includes obligations in respect of the non-qualified plan which is largely unfunded.
>	The Swedish defined benefits programme was actuarially revalued at 31 December 2014, when plan obligations were estimated to amount to $1,889m and plan assets were $1,178m.
>	The German defined benefits programme was actuarially revalued at 31 December 2014. In accordance with practice in Germany, the plan has a low level of funding; plan obligations amounted to $413m and plan assets were $21m.

On current bases, it is expected that contributions (excluding those in respect of past service deficit contributions) during the year ending 31 December 2015 to the four main countries will be $435m.

Post-retirement benefits other than pensions

In the US, and to a lesser extent in certain other countries, AstraZeneca’s employment practices include the provision of healthcare and life assurance benefits for retired employees. As at 31 December 2014, some 3,616 retired employees and covered dependants currently benefit from these provisions and some 9,680 current employees will be eligible on their retirement. AstraZeneca accrues for the present value of such retiree obligations over the working life of the employee. In practice, these benefits will be funded with reference to the financing principles.

The cost of post-retirement benefits other than pensions for the Group in 2014 was $20m (2013: $16m; 2012: $16m). Plan assets were $306m and plan obligations were $402m at 31 December 2014. These benefit plans have been included in the disclosure of post-retirement benefits under IAS 19.

Financial assumptions

Qualified independent actuaries have updated the actuarial valuations under IAS 19 of the major defined benefit schemes operated by the Group to 31 December 2014. The assumptions used by the actuaries are chosen from a range of possible actuarial assumptions which, due to the long-term nature of the schemes, may not necessarily be borne out in practice. These assumptions were as follows.

			2014			2013
	UK		Rest of Group	UK		Rest of Group
Inflation assumption	3.1%		2.0%	3.5%		2.2%
Rate of increase in salaries	–	[1]	3.2%	–	[1]	3.4%
Rate of increase in pensions in payment	3.0%		0.8%	3.3%		1.1%
Discount rate	3.5%		3.0%	4.5%		4.3%

1 Pensionable pay frozen at 30 June 2010 levels following UK fund changes.

Demographic assumptions

The mortality assumptions are based on country-specific mortality tables. These are compared to actual AstraZeneca experience and adjusted where sufficient data is available. Additional allowance for future improvements in life expectancy is included for all major schemes where there is credible data to support this continuing trend.

The table below illustrates life expectancy assumptions at age 65 for male members retiring in 2014 and members expected to retire in 2034 (2013: 2013 and 2033 respectively).

	Life expectancy assumption for a male member retiring at age 65
Country	2014		2034	2013		2033
UK	23.7		25.3	23.6		25.3
US	23.1		24.7	20.2		21.6
Sweden	20.5		22.4	20.5		22.4
Germany	18.7		21.5	18.7		21.4

164	AstraZeneca Annual Report and Form 20-F Information 2014

20 Post-retirement benefits continued

Risks associated with the Company’s defined benefit pensions

The UK defined benefit plan accounts for 66% of the Group’s defined benefit obligations and exposes the Company to a number of risks, the most significant of which are:

Risk	Description	Mitigation
Volatile asset returns	The Defined Benefit Obligation (DBO) is calculated using a discount rate set with reference to corporate bond yields; asset returns that differ from the discount rate will create an element of volatility in the solvency ratio. The UK Pension Fund holds a significant proportion (around 35%) of its assets in growth assets (such as equities) which, though expected to outperform corporate bonds in the long term, create volatility and risk in the short term. The allocation to growth assets is monitored to ensure it remains appropriate given the UK Pension Fund’s long-term objectives.

The Company and Trustee have put in place an equity option hedging strategy for the UK Pension Fund to reduce the volatility of equity investment returns. The hedging strategy protects against falls in equity markets of between 94% and 80% by foregoing upside above 105% returns on 75% of the portfolio.

The Company and Trustee have also hedged the UK Pension Fund equity investments against any changes to the US dollar, the euro, and the Japanese yen for assets denominated in these currencies. Currently around 35% of the fund’s equity mandate is hedged against the US dollar, 8% against the euro and 4% against the Japanese yen.

Changes in bond yields	A decrease in corporate bond yields will increase the value placed on the DBO for accounting purposes, although this will be partially offset by an increase in the value of the UK Pension Fund’s bond holdings.

The UK Pension Fund also holds a substantial proportion of its assets (60%) as corporate bonds, which provide a significant hedge against falling bond yields (falling yields which increase the DBO will also increase the value of the bond assets). This interest rate hedge is further extended by the use of interest rate swaps, so that overall the UK Pension Fund liabilities are around 40% hedged against falling interest rates on an economic value basis. Note that there are some differences in the credit quality of bonds held by the UK Pension Fund and the bonds analysed to decide the DBO discount rate, such that there remains some risk should yields on different quality bond/swap assets diverge.

Inflation risk	A significant proportion of the DBO is indexed in line with price inflation (specifically inflation in the UK Retail Price Index) and higher inflation will lead to higher liabilities (although, in most cases, this is capped at an annual increase of 5%).

The UK Pension Fund holds some inflation-linked assets which provide a hedge against higher-than-expected inflation increases on the DBO. This is augmented by inflation swaps, such that overall the UK Pension Fund assets hedge around 50% of the liability exposure to changes in forward inflation.

Life expectancy	The majority of the UK Pension Fund’s obligations are to provide benefits for the life of the member, so increases in life expectancy will result in an increase in the liabilities.

The UK Pension Fund entered into a longevity swap during 2013 which provides hedging against the longevity risk of increasing life expectancy over the next 79 years for around 10,000 of the Pension Fund’s current pensioners and covers $3.75bn of the Pension Fund’s liabilities. A one year increase in life expectancy will result in $269m increase in pension fund assets.

Other risks

There are a number of other risks of running the UK Pension Fund including operational risks (such as paying out the wrong benefits) and legislative risks (such as the government increasing the burden on pension through new legislation).

AstraZeneca Annual Report and Form 20-F Information 2014	165

Financial Statements    > Notes to the Group Financial Statements

20 Post-retirement benefits continued

Post-retirement scheme deficit

The assets and obligations of the defined benefit schemes operated by the Group at 31 December 2014, as calculated in accordance with IAS 19 ‘Employee Benefits’, are shown below. The fair values of the schemes’ assets are not intended to be realised in the short term and may be subject to significant change before they are realised. The present value of the schemes’ obligations is derived from cash flow projections over long periods and is therefore inherently uncertain.

			2014			2013
	UK	Rest of Group	Total	UK	Rest of Group	Total
	$m	$m	$m	$m	$m	$m

Scheme assets
Equity: Global (exc. Emerging markets)	1,700	1,005	2,705	1,520	959	2,479
Equity: Emerging markets	320	21	341	401	18	419
Equity: Emerging markets (no quoted market price)	–	–	–	22	–	22
Government bonds: Global (exc. Emerging markets)	1,373	255	1,628	1,134	330	1,464
Government bonds: Emerging markets	74	63	137	3	–	3
Investment grade corporate bonds (AAA-BBB): Global (exc. Emerging markets)	3,112	1,563	4,675	2,888	1,537	4,425
Investment grade corporate bonds (AAA-BBB): Emerging markets	106	9	115	272	12	284
Other corporate bonds: Global (exc. Emerging markets)	33	78	111	23	35	58
Other corporate bonds: Emerging markets	–	–	–	–	67	67
Other corporate bonds: Emerging markets (no quoted market price)	–	–	–	92	–	92
Derivatives: Interest rate contracts	(94)	30	(64)	175	(7)	168
Derivatives: Inflation rate contracts	(63)	–	(63)	68	–	68
Derivatives: Foreign exchange contracts	(14)	(26)	(40)	85	1	86
Derivatives: Other	16	–	16	(59)	–	(59)
Derivatives: Longevity swap	–	–	–	–	–	–
Investment funds: Private equity funds (no quoted market price)	–	38	38	–	47	47
Investment funds: Hedge funds	335	111	446	305	95	400
Investment funds: Hedge funds (no quoted market price)	1	–	1	18	–	18
Cash and cash equivalents	302	76	378	3	144	147
Others	110	12	122	71	10	81
Total fair value of scheme assets[1]	7,311	3,235	10,546	7,021	3,248	10,269

Scheme obligations
Present value of scheme obligations in respect of:
Active membership	(1,168)	(1,763)	(2,931)	(998)	(1,645)	(2,643)
Deferred membership	(2,474)	(1,125)	(3,599)	(2,290)	(886)	(3,176)
Pensioners	(5,200)	(1,767)	(6,967)	(5,115)	(1,596)	(6,711)
Total value of scheme obligations	(8,842)	(4,655)	(13,497)	(8,403)	(4,127)	(12,530)
Deficit in the scheme as recognised in the statement of financial position	(1,531)	(1,420)	(2,951)	(1,382)	(879)	(2,261)
[1] Included in scheme assets is $nil (2013: $nil) of the Company’s own assets. Fair value of scheme assets
			2014			2013
	UK	Rest of Group	Total	UK	Rest of Group	Total
	$m	$m	$m	$m	$m	$m
At beginning of year	7,021	3,248	10,269	6,850	3,143	9,993
Interest income on scheme assets	307	133	440	289	114	403
Expenses	(5)	(4)	(9)	(4)	(1)	(5)
Actuarial (losses)/gains	670	274	944	(119)	62	(57)
Exchange adjustments	(426)	(291)	(717)	131	(3)	128
Employer contributions	88	96	184	177	192	369
Participant contributions	6	–	6	6	–	6
Benefits paid	(350)	(221)	(571)	(309)	(259)	(568)
Scheme assets’ fair value at end of year	7,311	3,235	10,546	7,021	3,248	10,269

The actual return on the plan assets was a gain of $1,384m (2013: gain of $346m).

166	AstraZeneca Annual Report and Form 20-F Information 2014

20 Post-retirement benefits continued

Movement in post-retirement scheme obligations

			2014			2013
	UK	Rest of Group	Total	UK	Rest of Group	Total
	$m	$m	$m	$m	$m	$m
Present value of obligation in scheme at beginning of year	(8,403)	(4,127)	(12,530)	(7,740)	(4,524)	(12,264)
Current service cost	(33)	(103)	(136)	(32)	(104)	(136)
Past service cost	(63)	(22)	(85)	(42)	(26)	(68)
Participant contributions	(6)	–	(6)	(6)	–	(6)
Benefits paid	350	221	571	309	259	568
Interest expense on post-retirement scheme obligations	(369)	(163)	(532)	(326)	(156)	(482)
Actuarial (losses)/gains	(841)	(869)	(1,710)	(373)	438	65
Obligations arising on acquisitions	(4)	(50)	(54)	–	–	–
Exchange adjustments	527	458	985	(193)	(14)	(207)
Present value of obligations in scheme at end of year	(8,842)	(4,655)	(13,497)	(8,403)	(4,127)	(12,530)

The obligations arise from the following plans.
			2014			2013
	UK	Rest of Group	Total	UK	Rest of Group	Total
	$m	$m	$m	$m	$m	$m
Funded – pension schemes	(8,815)	(3,694)	(12,509)	(8,376)	(3,302)	(11,678)
Funded – post-retirement healthcare	–	(360)	(360)	–	(293)	(293)
Unfunded – pension schemes	–	(586)	(586)	–	(521)	(521)
Unfunded – post-retirement healthcare	(27)	(15)	(42)	(27)	(11)	(38)
Total	(8,842)	(4,655)	(13,497)	(8,403)	(4,127)	(12,530)

The weighted average duration of the post-retirement scheme obligations in the UK is 17 years and 15 years in the Rest of Group.

Consolidated Statement of Comprehensive Income disclosures

The amounts that have been charged to the consolidated statement of comprehensive income, in respect of defined benefit schemes for the year ended 31 December 2014, are set out below.

			2014			2013
	UK	Rest of Group	Total	UK	Rest of Group	Total
	$m	$m	$m	$m	$m	$m

Operating profit
Current service cost	(33)	(103)	(136)	(32)	(104)	(136)
Past service cost	(63)	(22)	(85)	(42)	(26)	(68)
Expenses	(5)	(4)	(9)	(4)	(1)	(5)
Total charge to operating profit	(101)	(129)	(230)	(78)	(131)	(209)

Finance expense
Interest income on scheme assets	307	133	440	289	114	403
Interest expense on post-retirement scheme obligations	(369)	(163)	(532)	(326)	(156)	(482)
Net interest on post-employment defined benefit plan liabilities	(62)	(30)	(92)	(37)	(42)	(79)
Charge before taxation	(163)	(159)	(322)	(115)	(173)	(288)

Other comprehensive income
Difference between the actual return and the expected return on the post-retirement scheme assets	670	274	944	(119)	62	(57)
Experience losses arising on the post-retirement scheme obligations	(8)	(13)	(21)	(11)	31	20
Changes in financial assumptions underlying the present value of the post-retirement scheme obligations	(848)	(725)	(1,573)	(493)	407	(86)
Changes in demographic assumptions	15	(131)	(116)	131	–	131
Remeasurement of the defined benefit liability	(171)	(595)	(766)	(492)	500	8

Included in total assets and obligations for the UK is $473m (2013: $480m) in respect of members’ defined contribution sections of the scheme. Group costs in respect of defined contribution schemes during the year were $238m (2013: $241m). Past service cost relates predominantly to enhanced pensions on early retirement in the UK and Sweden.

AstraZeneca Annual Report and Form 20-F Information 2014	167

Financial Statements    > Notes to the Group Financial Statements

20 Post-retirement benefits continued

Rate sensitivities

The following table shows the US dollar effect of a change in the significant actuarial assumptions used to determine the retirement benefits obligations in our four main defined benefit pension obligation countries.

		2014		2013
	+0.5%	-0.5%	+0.5%	-0.5%

Discount rate
UK ($m)	622	(676)	612	(677)
US ($m)	119	(125)	97	(105)
Sweden ($m)	201	(232)	174	(190)
Germany ($m)	39	(45)	32	(37)
Total ($m)	981	(1,078)	915	(1,009)

		2014		2013
	+0.5%	-0.5%	+0.5%	-0.5%

Inflation rate[1]
UK ($m)	(457)	520	(457)	434
US ($m)	(19)	19	(18)	17
Sweden ($m)	(229)	200	(183)	168
Germany ($m)	(25)	23	(22)	21
Total ($m)	(730)	762	(680)	640

		2014		2013
	+0.5%	-0.5%	+0.5%	-0.5%

Rate of increase in salaries
UK ($m)	–	–	–	–
US ($m)	(15)	15	(14)	13
Sweden ($m)	(82)	72	(72)	69
Germany ($m)	(1)	1	(2)	2
Total ($m)	(98)	88	(88)	84

		2014		2013
	+1 year	-1 year	+1 year	-1 year

Mortality rate
UK ($m)	(318)[2]	324 [3]	(271)	262
US ($m)	(25)	26	(23)	23
Sweden ($m)	(105)	105	(100)	95
Germany ($m)	(15)	15	(13)	12
Total ($m)	(463)	470	(407)	392

[1]	Rate of increase in pensions in payment follows inflation.
[2]	Of the $318m increase, $269m is covered by the longevity swap.
[3]	Of the $324m decrease, $280m is covered by the longevity swap.

The sensitivity to the financial assumptions shown above has been estimated taking into account the approximate duration of the liabilities and the overall profile of the plan membership. The sensitivity to the life expectancy assumption has been estimated based on the distribution of the plan cash flows.

168	AstraZeneca Annual Report and Form 20-F Information 2014

21 Reserves

Retained earnings

The cumulative amount of goodwill written off directly to reserves resulting from acquisitions, net of disposals, amounted to $639m (2013: $679m; 2012: $685m) using year end rates of exchange. At 31 December 2014, 168,388 shares, at a cost of $10m, have been deducted from retained earnings (2013: 99,341 shares, at a cost of $2m; 2012: 55,555 shares, at a cost of $4m).

There are no significant statutory or contractual restrictions on the distribution of current profits of subsidiaries; undistributed profits of prior years are, in the main, permanently employed in the businesses of these companies. The undistributed income of AstraZeneca companies overseas might be liable to overseas taxes and/or UK taxation (after allowing for double taxation relief) if they were to be distributed as dividends (see Note 4).

	2014	2013	2012
	$m	$m	$m

Cumulative translation differences included within retained earnings
Balance at beginning of year	1,782	1,901	1,760
Foreign exchange arising on consolidation	(823)	(166)	106
Exchange adjustments on goodwill (recorded against other reserves)	(40)	(6)	5
Foreign exchange arising on designating borrowings in net investment hedges	(529)	(58)	(46)
Fair value movement on derivatives designated in net investment hedges	100	111	76
Net exchange movement in retained earnings	(1,292)	(119)	141
Balance at end of year	490	1,782	1,901

Other reserves

The other reserves arose from the cancellation of £1,255m of share premium account by the Company in 1993 and the redenomination of share capital ($157m) in 1999. The reserves are available for writing off goodwill arising on consolidation and, subject to guarantees given to preserve creditors at the date of the court order, are available for distribution.

22 Share capital of the Company

	Allotted, called-up and fully paid
	2014	2013	2012
	$m	$m	$m
Issued Ordinary Shares ($0.25 each)	316	315	312
Redeemable Preference Shares (£1 each – £50,000)	–	–	–
At 31 December	316	315	312

The Redeemable Preference Shares carry limited class voting rights and no dividend rights. This class of shares is capable of redemption at par at the option of the Company on the giving of seven days’ written notice to the registered holder of the shares.

The movements in the number of Ordinary Shares during the year can be summarised as follows.

			No. of shares
	2014	2013	2012
At 1 January	1,257,170,087	1,246,779,548	1,292,355,052
Issues of shares	5,973,251	10,390,539	12,241,784
Repurchase of shares	–	–	(57,817,288)
At 31 December	1,263,143,338	1,257,170,087	1,246,779,548

Share repurchases

No Ordinary Shares were repurchased by the Company in 2014 (2013: nil; 2012: 57.8m Ordinary Shares at an average price of 2879 pence per share). Repurchased shares were subsequently cancelled.

Share option schemes

A total of 6.0m Ordinary Shares were issued during the year in respect of share option schemes (2013: 10.4m Ordinary Shares; 2012: 12.2m Ordinary Shares). Details of Directors’ interests in shares are shown in the Directors’ Remuneration Report from page 100.

Shares held by subsidiaries

No shares in the Company were held by subsidiaries in any year.

23 Dividends to shareholders

	2014	2013	2012	2014	2013	2012
	Per share	Per share	Per share	$m	$m	$m
Final	$1.90	$1.90	$1.95	2,395	2,372	2,495
Interim	$0.90	$0.90	$0.90	1,137	1,127	1,124
Total	$2.80	$2.80	$2.85	3,532	3,499	3,619

The second interim dividend, to be confirmed as final, is $1.90 per Ordinary Share and $2,400m in total. This will be payable on 23 March 2015.

On payment of the dividends, exchange losses of $3m (2013: gains of $1m; 2012: gains of $3m) arose. These exchange losses are included in Note 3.

AstraZeneca Annual Report and Form 20-F Information 2014	169

Financial Statements    > Notes to the Group Financial Statements

24 Acquisitions of business operations

2014 Acquisitions

BMS’s share of Global Diabetes Alliance Assets

On 1 February 2014, AstraZeneca completed the acquisition of Bristol-Myers Squibb’s (BMS) interests in the companies’ diabetes alliance. The acquisition provides AstraZeneca with 100% ownership of the intellectual property and global rights for the development, manufacture and commercialisation of the diabetes business, which includes Onglyza (saxagliptin), Kombiglyze XR (saxagliptin and metformin HCl extended release), Komboglyze (saxagliptin and metformin HCl), Farxiga (dapagliflozin, marketed as Forxiga outside the US), Byetta (exenatide), Bydureon (exenatide extended release for injectable suspension), Myalept (metreleptin) and Symlin (pramlintide acetate).

The transaction consolidates worldwide ownership of the diabetes business within AstraZeneca, leveraging its primary and specialty care capabilities and its geographical reach, especially in emerging markets. The transaction included the acquisition of 100% of the share capital of Amylin Pharmaceuticals, LLC, and the asset purchase of the additional intellectual property and global rights not already owned by AstraZeneca, for the development, manufacture and commercialisation of Onglyza, Kombiglyze XR, Komboglyze and Farxiga, including associated BMS employees. This combination of intangible product rights and manufacturing assets with an established workforce and their associated operating processes, principally those related to the global manufacturing and selling and marketing operations, requires that the acquisition is accounted for as a business combination in accordance with IFRS 3 ‘Business Combinations’.

Upfront consideration for the acquisition of $2.7bn was paid on 1 February 2014, with further payments of up to $1.4bn being payable for future regulatory, launch and sales-related milestones. AstraZeneca has also agreed to pay various sales-related royalty payments up until 2025. The amount of royalties payable under the agreement is inherently uncertain and difficult to predict, given the direct link to future sales and the range of outcomes cannot be reliably estimated. The maximum amount payable in each year is with reference to net sales. AstraZeneca also agreed to make payments up to $225m when certain additional assets are transferred. Contingent consideration has been fair valued using decision tree analysis, with key inputs including the probability of success, consideration of potential delays and the expected levels of future revenues. In accordance with IFRS 3, the fair value of contingent consideration, including future royalties, is recognised immediately as a liability.

The acquiring entity within the Group was a Swedish krona functional currency subsidiary. Foreign currency risk arises from the retranslation of the US dollar denominated contingent consideration. To manage this foreign currency risk the contingent consideration liability has been designated as the hedge instrument in a net investment hedge of the Group’s underlying US dollar net investments. Exchange differences on the retranslation of the contingent consideration liability are recognised in other comprehensive income to the extent that the hedge is effective. Any ineffectiveness is taken to profit.

In addition to the acquired interests, AstraZeneca has entered into certain agreements with BMS to maintain the manufacturing and supply chain of the full portfolio of diabetes products. BMS will also continue to deliver specified clinical trials in line with the ongoing clinical trial plan, with an agreed number of R&D and manufacturing employees dedicated to diabetes remaining with BMS to progress the diabetes portfolio and support the transition for these areas. These arrangements will continue to be carried out over future periods and future payments by AstraZeneca to BMS in relation to these arrangements will be expensed as incurred. No amounts have been recognised in the initial acquisition accounting in relation to these arrangements but have been separated, at fair value, from the business combination accounting in accordance with IFRS 3.

The terms of the agreement partially reflect settlement of the launch and sales-related milestones under the pre-existing Onglyza and Farxiga collaboration agreements, which have been terminated in relation to the acquisition. The expected value of those pre-existing milestones is $0.3bn and has been recognised as a separate component of consideration and excluded from the business combination accounting in accordance with IFRS 3. Subsequently, these separate intangible assets have been recognised.

Goodwill of $1,530m arising on the transaction is underpinned by a number of elements, which individually cannot be quantified. Most significant among these are the synergies AstraZeneca expect to be able to generate through more efficient manufacturing processes and the incremental value accessible through strategic and operational independence upon taking full control of the alliance. Goodwill of $1.5bn is expected to be deductible for tax purposes.

The fair value of receivables acquired as part of the acquisition approximates the gross contractual amounts receivable. There are no significant amounts which are not expected to be collected.

The results from the additional acquired interests in the diabetes alliance have been consolidated into the Company’s results from 1 February 2014, which have added revenue of $895m in the period to 31 December 2014. Due to the highly integrated nature of the diabetes alliance, and the fact that it is not operated through a separate legal entity, the incremental direct costs associated with the additional acquired interest are not separately identifiable and it is impracticable therefore to disclose the profit or loss recognised in the period since acquisition.

If the acquisition had taken effect at the beginning of the reporting period in which the acquisition occurred (1 January 2014), on a pro forma basis, the revenue of the combined Group for 2014 would have been $26,174m. As detailed above, it is impracticable to disclose a pro forma profit after tax. This pro forma information does not purport to represent the results of the combined Group that actually would have occurred had the acquisition taken place on 1 January 2014 and should not be taken to be representative of future results.

170	AstraZeneca Annual Report and Form 20-F Information 2014

24 Acquisitions of business operations continued

Almirall

On 31 October 2014, the Group completed the agreement with Almirall to transfer the rights to Almirall’s respiratory franchise to AstraZeneca.

The transaction provides AstraZeneca with 100% of the rights for the development and commercialisation of Almirall’s existing proprietary respiratory business, including rights to revenues from Almirall’s existing partnerships, as well as its pipeline of investigational novel therapies. The franchise includes Eklira (aclidinium); Duaklir Genuair, the combination of aclidinium with formoterol which had been filed for registration in the EU and is being developed in the US (EU approval received in November 2014); LAS100977 (abediterol), a once daily long-acting beta2-agonist (LABA) in Phase II; an M3 antagonist beta2-agonist (MABA) platform in pre-clinical development (LAS191351, LAS194871) and Phase I (LAS190792); and multiple pre-clinical programmes. Almirall Sofotec, an Almirall subsidiary focused on the development of innovative proprietary devices, has also transferred to AstraZeneca. In addition, Almirall employees dedicated to the respiratory business, including Almirall Sofotec employees, have transferred to AstraZeneca.

Upfront consideration for the acquisition of $878m was paid in November, with further payments of up to $1.22bn being payable for future development, launch, and sales-related milestones. AstraZeneca has also agreed to make various sales-related payments. The amount of royalties payable under the agreement is inherently uncertain and difficult to predict, given the direct link to future sales and the range of outcomes cannot be reliably estimated. The maximum amount payable in each year is with reference to net sales. Contingent consideration has been fair valued using decision tree analysis, with key inputs including the probability of success, consideration of potential delays and the expected levels of future revenues.

The acquiring entity within the Group was a pounds sterling functional currency subsidiary. Foreign currency risk arises from the retranslation of the contingent consideration. To manage this foreign currency risk the contingent consideration liability has been designated as the hedge instrument in a net investment hedge. Exchange differences on the retranslation of the contingent consideration liability are recognised in other comprehensive income to the extent that the hedge is effective. Any ineffectiveness is taken to profit.

Almirall’s pipeline of novel respiratory assets and its device capabilities further strengthen AstraZeneca’s respiratory portfolio, which includes Symbicort and Pulmicort, as well as the company’s investigational medicines in development. The addition of aclidinium and the combination of aclidinium with formoterol, both in proprietary Genuair device, will allow AstraZeneca to offer patients a choice between dry powder inhaler and metered dose inhaler devices across a range of molecules and combinations.

The combination of intangible product rights with an established workforce and their associated operating processes, principally those related to the selling and marketing operations, requires that the transaction is accounted for as a business combination in accordance with IFRS 3.

Goodwill of $311m is underpinned by a number of elements, which individually cannot be quantified. Most significant among these is the premium attributable to the significant competitive advantage associated with AstraZeneca’s complementary portfolio and that attributable to a highly skilled workforce. Goodwill of $0.3bn is expected to be deductible for tax purposes.

Almirall’s respiratory franchise results have been consolidated into the Company’s results from 31 October 2014. For the period from acquisition to 31 December 2014, Almirall’s respiratory franchise revenues were $13m. Due to the highly integrated nature of the respiratory franchise, and the fact that it is not operated through a separate legal entity, the incremental direct costs associated with the acquired interest are not separately identifiable and it is impracticable therefore to disclose the profit or loss recognised in the period since acquisition.

If the acquisition had taken effect at the beginning of the reporting period in which the acquisition occurred (1 January 2014), on a pro forma basis, the revenue of the combined Group for 2014 would have been $26,198m. As detailed above, it is impracticable to disclose a pro forma profit after tax. This pro forma information does not purport to represent the results of the combined Group that actually would have occurred had the acquisition taken place on 1 January 2014 and should not be taken to be representative of future results.

Definiens

On 25 November 2014, AstraZeneca completed the acquisition of Definiens Group. Definiens is a privately-held German company focused on imaging and data analysis technology, known as Tissue Phenomics™, which dramatically improves the identification of biomarkers in tumour tissue.

Definiens technology provides detailed cell-by-cell readouts from target structures on tissue slides and allows the correlation of this information with data derived from other sources, generating new knowledge and supporting better decisions in research, diagnostics and therapy.

AstraZeneca acquired 100% of Definiens shares for an upfront consideration of $150m and contingent consideration of up to $150m based on reaching three predetermined development milestones. Contingent consideration has been fair valued using decision tree analysis, with key inputs including the probability of success and consideration of potential delays.

The acquiring entity within the Group was a pound sterling functional currency subsidiary. Foreign currency risk arises from the retranslation of the US dollar denominated contingent consideration. To manage this foreign currency risk the contingent consideration liability has been designated as the hedge instrument in a net investment hedge of the Group’s underlying US dollar net investments. Exchange differences on the retranslation of the contingent consideration liability are recognised in other comprehensive income to the extent that the hedge is effective. Any ineffectiveness is taken to profit.

Definiens’ results have been consolidated into the Company’s results from 25 November 2014. For the period from acquisition to 31 December 2014, Definiens’ revenues were immaterial, in the context of the Group’s revenues, and its loss after tax was immaterial.

AstraZeneca Annual Report and Form 20-F Information 2014	171

Financial Statements    > Notes to the Group Financial Statements

24 Acquisitions of business operations continued

If the acquisition had taken effect at the beginning of the reporting period in which the acquisition occurred (1 January 2014), on a pro forma basis, the revenue of the combined Group for 2014 would have been unchanged and the change in profit after tax would have been immaterial. This pro forma information does not purport to represent the results of the combined Group that actually would have occurred had the acquisition taken place on 1 January 2014 and should not be taken to be representative of future results.

The fair values assigned to the business combinations completed in 2014 are:

	BMS’s share of
	Global Diabetes
	Alliance Assets	Almirall	Definiens	Total
2014 acquisitions	$m	$m	$m	$m
Non-current assets

Intangible assets (Note 9)	5,746	1,400	355	7,501
Property, plant and equipment (Note 7)	478	37	–	515
	6,224	1,437	355	8,016
Current assets	480	24	–	504
Current liabilities	(278)	(2)	–	(280)
Non-current liabilities	(84)	(11)	(117)	(212)
Total assets acquired	6,342	1,448	238	8,028
Goodwill (Note 8)	1,530	311	–	1,841
Fair value of total consideration	7,872	1,759	238	9,869
Less: fair value of contingent consideration (Note 18)	(5,169)	(881)	(88)	(6,138)
Total upfront consideration	2,703	878	150	3,731
Less: cash and cash equivalents acquired	–	(2)	–	(2)
Net cash outflow	2,703	876	150	3,729

Acquisition costs arising on acquisitions in 2014 were immaterial.

2013 acquisitions

Pearl Therapeutics

On 27 June 2013, AstraZeneca completed the acquisition of Pearl Therapeutics. Pearl Therapeutics is based in Redwood City, California, and is focused on the development of inhaled small molecule therapeutics for respiratory disease. AstraZeneca acquired 100% of Pearl Therapeutics’ shares for an upfront consideration of $569m. In addition, consideration of up to $450m is payable if specified development and regulatory milestones in respect of any triple combination therapies and selected future products that AstraZeneca develops using Pearl Therapeutics’ technology platform are achieved. Sales-related payments of up to a further $140m are payable if pre-agreed cumulative sales thresholds are exceeded. Contingent consideration was fair valued using decision tree analysis, with key inputs including the probability of success and consideration of potential delays.

Goodwill of $44m was recorded for the acquisition and is underpinned by a number of elements, which individually cannot be quantified. Most significant among these is the synergistic benefit generated by acquiring Pearl Therapeutics’ workforce, whose skills and knowhow are critical to the best and most efficient completion of the ongoing development programmes.

Pearl Therapeutics’ results have been consolidated into the Company’s results from 27 June 2013. For the period from acquisition to 31 December 2013, Pearl Therapeutics’ revenues were immaterial, in the context of the Group’s revenue, and its loss after tax was $49m.

Omthera Pharmaceuticals

On 18 July 2013, AstraZeneca completed the acquisition of Omthera Pharmaceuticals, Inc. Omthera is a specialty pharmaceutical company based in Princeton, New Jersey, focused on the development and commercialisation of new therapies for abnormal levels of lipids in the blood, referred to as dyslipidaemia.

AstraZeneca acquired 100% of Omthera’s shares for an upfront consideration of $323m with up to $120m in future development and approval milestones. Contingent consideration was fair valued using decision tree analysis, with key inputs including the probability of success and consideration of potential delays.

Omthera’s results have been consolidated into the Company’s results from 18 July 2013. For the period from acquisition to 31 December 2013, Omthera’s revenues were immaterial, in the context of the Group’s revenue, and its loss after tax was $10m.

Amplimmune

On 4 October 2013, AstraZeneca completed the acquisition of Amplimmune, a privately-held, Maryland, US-based biologics company focused on developing novel therapeutics in cancer immunology. Under the terms of the agreement, AstraZeneca acquired 100% of Amplimmune’s shares for an initial consideration of $225m and deferred consideration of up to $275m based on reaching predetermined development milestones. Contingent consideration was fair valued using decision tree analysis, with key inputs including the probability of success and consideration of potential delays.

The acquisition bolsters AstraZeneca’s oncology pipeline by obtaining multiple early-stage assets for its immune-mediated cancer therapy (IMT-C) portfolio, including AMP-514, an anti-programmed cell death 1 (PD-1) monoclonal antibody (MAb). Other Amplimmune assets include multiple preclinical molecules targeting the B7 pathways.

172	AstraZeneca Annual Report and Form 20-F Information 2014

24 Acquisitions of business operations continued

Goodwill of $33m arising on the acquisition is underpinned by a number of elements, which individually cannot be quantified, but include Amplimmune’s very early programmes of potential interest for oncology, immunology and infectious diseases, as well as research tools and animal models.

Amplimmune’s results have been consolidated into the Company’s results from 4 October 2013. For the period from acquisition to 31 December 2013, Amplimmune’s revenues were immaterial, in the context of the Group’s revenue, and its loss after tax was $5m.

Spirogen

On 15 October 2013, AstraZeneca completed the acquisition of Spirogen, a privately-held biotech company focused on antibody drug conjugate technology for use in oncology. AstraZeneca acquired 100% of Spirogen’s shares for an initial consideration of $200m and deferred consideration of up to $240m based on reaching predetermined development milestones. Existing out-licensing agreements and associated revenue streams are excluded from this acquisition. Contingent consideration was fair valued using decision tree analysis, with key inputs including the probability of success and consideration of potential delays.

AstraZeneca has also entered into a collaboration agreement with ADC Therapeutics to jointly develop two of ADC Therapeutics’ antibody-drug conjugate programmes in preclinical development. AstraZeneca has also made an equity investment in ADC Therapeutics, which has an existing licensing agreement with Spirogen.

Spirogen’s results have been consolidated into the Company’s results from 15 October 2013. For the period from acquisition to 31 December 2013, Spirogen’s revenues were immaterial, in the context of the Group’s revenue, and its loss after tax was immaterial.

The fair values assigned to the business combinations completed in 2013 are:

	Pearl Therapeutics	Omthera	Amplimmune	Spirogen	Total
2013 acquisitions	$m	$m	$m	$m	$m

Non-current assets
Intangible assets	985	526	534	371	2,416
Property, plant and equipment	–	–	7	1	8
Deferred tax assets	60	18	14	–	92
	1,045	544	555	372	2,516
Current assets	12	67	17	–	96
Current liabilities	(4)	(10)	(8)	–	(22)
Non-current liabilities
Deferred tax liabilities	(379)	(216)	(219)	(4)	(818)
Total assets acquired	674	385	345	368	1,772
Goodwill	44	–	33	–	77
Fair value of total consideration	718	385	378	368	1,849
Less: fair value of contingent consideration	(149)	(62)	(153)	(168)	(532)
Total upfront consideration	569	323	225	200	1,317
Less: cash and cash equivalents acquired	(4)	(63)	(17)	–	(84)
Less: deferred upfront consideration	–	–	(75)	–	(75)
Net cash outflow	565	260	133	200	1,158

Acquisition costs arising on acquisitions in 2013 were immaterial.

If the 2013 acquisitions had taken effect at the beginning of the reporting period in which the acquisitions occurred (1 January 2013), on a pro forma basis, the revenue of the combined Group for 2013 would have been unchanged and the profit after tax would have been $2,458m. This pro forma information has been prepared taking into account any amortisation, interest costs and related tax effects but does not purport to represent the results of the combined Group that actually would have occurred had the acquisition taken place on 1 January 2013 and should not be taken to be representative of future results.

2012 acquisitions

Ardea

On 19 June 2012, AstraZeneca completed the acquisition of Ardea. Ardea is a US (San Diego, California) based biotechnology company focused on the development of small molecule therapeutics for the treatment of serious diseases. AstraZeneca acquired 100% of Ardea’s shares for cash consideration of $1,268m. The acquisition strengthens our research and development capabilities in the Respiratory, Inflammation and Autoimmunity Therapy Area.

In most business acquisitions, there is a part of the cost that is not capable of being attributed in accounting terms to identifiable assets and liabilities acquired and is therefore recognised as goodwill. In the case of the acquisition of Ardea, this goodwill is underpinned by a number of elements, which individually cannot be quantified. Most significant among these is the premium attributable to a highly-skilled workforce and established experience in the field of gout.

AstraZeneca Annual Report and Form 20-F Information 2014	173

Financial Statements    > Notes to the Group Financial Statements

24 Acquisitions of business operations continued

The fair values assigned on acquisition were:

$m

Non-current assets
Intangible assets	1,464
Other	4
1,468
Current assets	199
Current liabilities	(32)

Non-current liabilities
Deferred tax liabilities	(397)
Total assets acquired	1,238
Goodwill	30
Consideration	1,268
Less: cash and cash equivalents acquired	(81)
Net cash outflow	1,187

Acquisition costs arising on the acquisition of $12m were expensed within selling, general and administrative costs in 2012.

Ardea’s results have been consolidated into the Group’s results from 20 June 2012. For the period from acquisition to 31 December 2012, Ardea’s revenues were immaterial, in the context of the Group’s revenue, and its loss after tax was $43m. If the acquisition had taken effect at the beginning of the reporting period in which the acquisition occurred (1 January 2012), on a pro forma basis, the revenue of the combined Group for 2012 would have been unchanged and the profit after tax would have been $6,245m. This pro forma information has been prepared taking into account any amortisation, interest costs and related tax effects, but does not purport to represent the results of the combined Group that actually would have occurred had the acquisition taken place on 1 January 2012 and should not be taken to be representative of future results.

25 Financial risk management objectives and policies

The Group’s principal financial instruments, other than derivatives, comprise bank overdrafts, finance leases, loans, current and non-current investments, cash and short-term deposits. The main purpose of these financial instruments is to manage the Group’s funding and liquidity requirements. The Group has other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations.

The principal financial risks to which the Group is exposed are those of liquidity, interest rate, foreign currency and credit. Each of these is managed in accordance with Board-approved policies. These policies are set out below.

The Group uses foreign currency borrowings, foreign currency forwards, currency options, cross-currency swaps and interest rate swaps for the purpose of hedging its foreign currency and interest rate risks. The Group may designate certain financial instruments as either fair value hedges or net investment hedges in accordance with IAS 39. Key controls applied to transactions in derivative financial instruments are: to use only instruments where good market liquidity exists, to revalue all financial instruments regularly using current market rates and to sell options only to offset previously purchased options. The Group does not use derivative financial instruments for speculative purposes.

Capital management

The capital structure of the Group consists of shareholders’ equity (Note 22), debt (Note 17) and cash (Note 16). For the foreseeable future, the Board will maintain a capital structure that supports the Group’s strategic objectives through

>	managing funding and liquidity risk
>	optimising shareholder return
>	maintaining a strong, investment-grade credit rating.

The Group utilises factoring arrangements for selected trade receivables. These factoring arrangements qualify for full derecognition of the associated trade receivables under IAS 39 ‘Financial Instruments: Recognition and Measurement’.

Funding and liquidity risk are reviewed regularly by the Board and managed in accordance with policies described below.

The Board’s distribution policy comprises a regular cash dividend, and subject to business needs, a share repurchase component. The Board regularly reviews its shareholders’ return strategy, and in 2012 decided to suspend share repurchases in order to retain strategic flexibility.

The Group’s net funds position (loans and borrowings net of cash and cash equivalents, current investments and derivative financial instruments) has decreased from a net funds position of $39m at the beginning of the year to a net debt position of $3,223m at 31 December 2014, primarily as a result of increased outflows from investing activities, including acquisitions.

Liquidity risk

The Board reviews the Group’s ongoing liquidity risks annually as part of the planning process and on an ad hoc basis. The Board considers short-term requirements against available sources of funding, taking into account forecast cash flows. The Group manages liquidity risk by maintaining access to a number of sources of funding which are sufficient to meet anticipated funding requirements. Specifically, the Group uses US commercial paper, committed bank facilities and cash resources to manage short-term liquidity and manages long-term liquidity by raising funds through the capital markets. The Group is assigned short-term credit ratings of P-1 by Moody’s and A-1+ by Standard and Poor’s. The Group’s long-term credit rating is A2 stable outlook by Moody’s and AA- negative outlook by Standard and Poor’s.

174	AstraZeneca Annual Report and Form 20-F Information 2014

25 Financial risk management objectives and policies continued

In addition to cash and cash equivalents of $6,360m, fixed deposits of $20m, less overdrafts of $196m at 31 December 2014, the Group has committed bank facilities of $3bn available to manage liquidity. At 31 December 2014, the Group has issued $2,354m under a Euro Medium Term Note programme and $6,895m under a SEC-registered programme. The Group regularly monitors the credit standing of the banking group and currently does not anticipate any issue with drawing on the committed facilities should this be necessary. The committed facilities of $3bn mature in April 2019 and were undrawn at 31 December 2014.

The maturity profile of the anticipated future contractual cash flows including interest in relation to the Group’s financial liabilities, on an undiscounted basis and which, therefore, differs from both the carrying value and fair value, is as follows:

	Bank				Total			Total
	overdrafts			Trade	non-derivative		Cross-	derivative
	and other		Finance	and other	financial	Interest	currency	financial
	loans	Bonds	leases	payables	instruments	rate swaps	swaps	instruments	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Within one year	881	484	23	9,221	10,609	(85)	(12)	(97)	10,512
In one to two years	–	1,214	23	1,001	2,238	(67)	(12)	(79)	2,159
In two to three years	–	1,435	23	–	1,458	(49)	(12)	(61)	1,397
In three to four years	–	393	21	–	414	(49)	(12)	(61)	353
In four to five years	–	2,143	11	–	2,154	(48)	(12)	(60)	2,094
In more than five years	–	10,766	–	–	10,766	(90)	(96)	(186)	10,580
	881	16,435	101	10,222	27,639	(388)	(156)	(544)	27,095
Effect of interest	(2)	(7,340)	(17)	–	(7,359)	388	86	474	(6,885)
Effect of discounting, fair values and issue costs	–	252	–	–	252	(313)	(6)	(319)	(67)
31 December 2012	879	9,347	84	10,222	20,532	(313)	(76)	(389)	20,143

	Bank				Total			Total
	overdrafts			Trade	non-derivative		Cross-	derivative
	and other		Finance	and other	financial	Interest	currency	financial
	loans	Bonds	leases	payables	instruments	rate swaps	swaps	instruments	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Within one year	993	1,217	34	10,370	12,614	(70)	(16)	(86)	12,528
In one to two years	–	1,482	33	1,044	2,559	(70)	(16)	(86)	2,473
In two to three years	–	393	31	660	1,084	(51)	(16)	(67)	1,017
In three to four years	–	2,143	18	285	2,446	(51)	(16)	(67)	2,379
In four to five years	–	290	3	230	523	(51)	(15)	(66)	457
In more than five years	–	10,497	–	1,010	11,507	(77)	(229)	(306)	11,201
	993	16,022	119	13,599	30,733	(370)	(308)	(678)	30,055
Effect of interest	(1)	(6,872)	(17)	–	(6,890)	370	97	467	(6,423)
Effect of discounting, fair values and issue costs	–	132	–	(885)	(753)	(193)	24	(169)	(922)
31 December 2013	992	9,282	102	12,714	23,090	(193)	(187)	(380)	22,710

	Bank				Total			Total
	overdrafts			Trade	non-derivative		Cross-	derivative
	and other		Finance	and other	financial	Interest	currency	financial
	loans	Bonds	leases	payables	instruments	rate swaps	swaps	instruments	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Within one year	1,488	1,490	45	11,909	14,932	(52)	(16)	(68)	14,864
In one to two years	–	401	45	1,720	2,166	(52)	(16)	(68)	2,098
In two to three years	–	2,151	31	936	3,118	(52)	(16)	(68)	3,050
In three to four years	–	298	8	924	1,230	(16)	(19)	(35)	1,195
In four to five years	–	1,298	1	1,323	2,622	(16)	(325)	(341)	2,281
In more than five years	–	10,135	–	7,002	17,137	(62)	–	(62)	17,075
	1,488	15,773	130	23,814	41,205	(250)	(392)	(642)	40,563
Effect of interest	(2)	(6,461)	(22)	–	(6,485)	250	83	333	(6,152)
Effect of discounting, fair values and issue costs	–	(63)	–	(3,937)	(4,000)	(161)	5	(156)	(4,156)
31 December 2014	1,486	9,249	108	19,877	30,720	(161)	(304)	(465)	30,255

Where interest payments are on a floating rate basis, it is assumed that rates will remain unchanged from the last business day of each year ended 31 December.

It is not expected that the cash flows in the maturity profile could occur significantly earlier or at significantly different amounts, with the exception of $6,899m of contingent consideration held within other payables at fair value (see Note 18).

AstraZeneca Annual Report and Form 20-F Information 2014	175

Financial Statements    > Notes to the Group Financial Statements

25 Financial risk management objectives and policies continued

Market risk

Interest rate risk

The Group maintains a mix of fixed and floating rate debt. The portion of fixed rate debt was approved by the Board and any variation requires Board approval. A significant portion of the long-term debt entered into in 2007 in order to finance the acquisition of MedImmune has been held at fixed rates of interest. The Group uses interest rate swaps and forward rate agreements to manage this mix.

At 31 December 2014, the Group held interest rate swaps with a notional value of $1.0bn, converting the 7% guaranteed debentures payable in 2023 to floating rates and partially converting the 5.9% callable bond maturing in 2017 to floating rates. No new interest rate swaps were entered into during 2014, 2013 or 2012. At 31 December 2014, swaps with a notional value of $0.75bn were designated in fair value hedge relationships and swaps with a notional value of $0.29bn related to debt designated as fair value through profit or loss. Designated hedges are expected to be effective and therefore the impact of ineffectiveness on profit is not expected to be material. The accounting treatment for fair value hedges and debt designated as fair value through profit or loss is disclosed in the Group Accounting Policies section from page 138.

The majority of surplus cash is currently invested in US dollar liquidity funds earning floating rates of interest.

The interest rate profile of the Group’s interest-bearing financial instruments, as at 31 December 2014, 31 December 2013 and 31 December 2012, is set out below. In the case of current and non-current financial liabilities, the classification includes the impact of interest rate swaps which convert the debt to floating rate.

			2014			2013			2012
	Fixed rate	Floating rate	Total	Fixed rate	Floating rate	Total	Fixed rate	Floating rate	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m

Financial liabilities
Interest-bearing loans and borrowings
Current	960	1,486	2,446	30	1,758	1,788	22	879	901
Non-current	7,199	1,198	8,397	7,376	1,212	8,588	7,306	2,103	9,409
Total	8,159	2,684	10,843	7,406	2,970	10,376	7,328	2,982	10,310

Financial assets
Fixed deposits	–	20	20	–	15	15	–	46	46
Cash and cash equivalents	–	6,360	6,360	–	9,217	9,217	–	7,701	7,701
Total	–	6,380	6,380	–	9,232	9,232	–	7,747	7,747

In addition to the financial assets above, there are $7,576m (2013: $7,772m; 2012: $7,924m) of other current and non-current asset investments and other financial assets on which no interest is received.

Foreign currency risk

The US dollar is the Group’s most significant currency. As a consequence, the Group results are presented in US dollars and exposures are managed against US dollars accordingly.

Translational

Approximately 60% of Group external sales in 2014 were denominated in currencies other than the US dollar, while a significant proportion of manufacturing, and research and development costs were denominated in pound sterling and Swedish krona. Surplus cash generated by business units is substantially converted to, and held centrally in, US dollars. As a result, operating profit and total cash flow in US dollars will be affected by movements in exchange rates.

This currency exposure is managed centrally, based on forecast cash flows. The impact of movements in exchange rates is mitigated significantly by the correlations which exist between the major currencies to which the Group is exposed and the US dollar. Monitoring of currency exposures and correlations is undertaken on a regular basis and hedging is subject to pre-execution approval.

Where there is non-US dollar debt and an underlying net investment of that amount in the same currency, the Group applies net investment hedging. As at 31 December 2014, 5.0% of interest-bearing loans and borrowings were denominated in pound sterling and 16.7% of interest-bearing loans and borrowings were denominated in euros. Exchange differences on the retranslation of debt designated as net investment hedges are recognised in other comprehensive income to the extent that the hedge is effective. Any ineffectiveness is taken to profit. Exchange differences on foreign currency borrowings not designated in a hedge relationship are taken to profit.

In 2012, the Group entered into a cross-currency swap to convert $750m of the 1.95% 2019 maturing bond into fixed Japanese yen debt. During 2013, the Group entered into an additional cross-currency swap to convert the remaining un-hedged $250m of the 1.95% 2019 maturing bond into fixed Japanese yen debt. Both these instruments were designated in net investment hedges against the foreign currency risk of the Group’s Japanese yen net assets. In 2014, $125m of the second Japanese yen cross-currency swap was de-designated from the net investment hedge in order to maintain hedge effectiveness.

Also in 2013, the Group entered into a cross-currency swap to convert $151m into fixed Chinese renminbi debt maturing in 2018. This instrument was designated in a net investment hedge against the foreign currency risk of the Group’s Chinese renminbi net assets. Fair value movements on the revaluation of the cross-currency swaps are recognised in other comprehensive income to the extent that the hedge is effective. Any ineffectiveness would be taken to profit.

176	AstraZeneca Annual Report and Form 20-F Information 2014

25 Financial risk management objectives and policies continued

Foreign currency risk arises where the Group has intercompany funding and investments in certain subsidiaries operating in countries with exchange controls. The most significant risk in this respect is Venezuela, where the Group has approximately $108m equivalent of local currency cash, on which there have been delays in obtaining approval for remittance outside the country. As a result, the Group is exposed to a potential income statement devaluation loss on its total intercompany balances with the subsidiary in Venezuela, which amounted to approximately $139m as at 31 December 2014.

For the period to 31 December 2014, the Group used the official exchange rate as published by CENCOEX (the National Foreign Trade Center) of VEF 6.3/$. However, effective from 31 December 2014, the Group used the SICAD (Supplementary Foreign Currency Administration System) rate of VEF 12/$ for the consolidation of the financial statements of the Venezuelan subsidiaries. The Group believes that the SICAD rate represents the most appropriate rate for consolidation as it reflects their best expectation of the rate at which profits will be remitted. Factors such as future uncertainty and significant delays experienced in remitting cash at the official rate of 6.3 VEF/$, as well as management actions in dealing with the Government to settle a portion of the overdue receivables at the SICAD rate of 12 VEF/$ were taken into account. The 12 VEF/$ exchange rate has been used in stating equivalent US dollar exposures above.

Transactional

One hundred percent of the Group’s major transactional currency exposures on working capital balances, which typically extend for up to three months, are hedged, where practicable, using forward foreign exchange contracts against individual Group companies’ reporting currency. In addition, the Group’s external dividend, which is paid principally in pound sterling and Swedish krona, is fully hedged from announcement to payment date. Foreign exchange gains and losses on forward contracts transacted for transactional hedging are taken to profit.

Sensitivity analysis

The sensitivity analysis set out below summarises the sensitivity of the market value of our financial instruments to hypothetical changes in market rates and prices. The range of variables chosen for the sensitivity analysis reflects our view of changes which are reasonably possible over a one-year period. Market values are the present value of future cash flows based on market rates and prices at the valuation date. For long-term debt, an increase in interest rates results in a decline in the fair value of debt.

The sensitivity analysis assumes an instantaneous 100 basis point change in interest rates in all currencies from their levels at 31 December 2014, with all other variables held constant. Based on the composition of our long-term debt portfolio as at 31 December 2014, a 1% increase in interest rates would result in an additional $27m in interest expense being incurred per year. The exchange rate sensitivity analysis assumes an instantaneous 10% change in foreign currency exchange rates from their levels at 31 December 2014, with all other variables held constant. The +10% case assumes a 10% strengthening of the US dollar against all other currencies and the -10% case assumes a 10% weakening of the US dollar.

Each incremental 10% movement in foreign currency exchange rates would have approximately the same effect as the initial 10% detailed in the table below and each 1% change in interest rates would have approximately the same effect as the 1% detailed in the table below.

		Interest rates		Exchange rates
31 December 2012	+1%	-1%	+10%	-10%
Increase/(decrease) in fair value of financial instruments ($m)	853	(1,005)	12	(12)
Impact on profit: (loss)/gain ($m)	–	–	(231)	231
Impact on equity: gain/(loss) ($m)	–	–	243	(243)

		Interest rates		Exchange rates
31 December 2013	+1%	-1%	+10%	-10%
Increase/(decrease) in fair value of financial instruments ($m)	669	(839)	(12)	12
Impact on profit: (loss)/gain ($m)	–	–	(274)	274
Impact on equity: gain/(loss) ($m)	–	–	262	(262)

		Interest rates		Exchange rates
31 December 2014	+1%	-1%	+10%	-10%
Increase/(decrease) in fair value of financial instruments ($m)	844	(856)	85	(85)
Impact on profit: (loss)/gain ($m)	–	–	(247)	247
Impact on equity: gain/(loss) ($m)	–	–	332	(332)

There has been no change in the methods and assumptions used in preparing the above sensitivity analysis over the three-year period.

AstraZeneca Annual Report and Form 20-F Information 2014	177

Financial Statements    > Notes to the Group Financial Statements

25 Financial risk management objectives and policies continued

Credit risk

The Group is exposed to credit risk on financial assets, such as cash balances (including fixed deposits and cash and cash equivalents), derivative instruments, trade and other receivables. The Group is also exposed in its net asset position to its own credit risk in respect of the 2023 debentures which are accounted for at fair value through profit or loss.

Trade and other receivables

Trade receivable exposures are managed locally in the operating units where they arise and credit limits are set as deemed appropriate for the customer. The Group is exposed to customers ranging from government-backed agencies and large private wholesalers to privately owned pharmacies, and the underlying local economic and sovereign risks vary throughout the world. Where appropriate, the Group endeavours to minimise risks by the use of trade finance instruments such as letters of credit and insurance. The Group establishes an allowance for impairment that represents its estimate of incurred losses in respect of specific trade and other receivables where it is deemed that a receivable may not be recoverable. When the debt is deemed irrecoverable, the allowance account is written off against the underlying receivable.

In the US, sales to three wholesalers accounted for approximately 75% of US sales (2013: three wholesalers accounted for approximately 77%; 2012: three wholesalers accounted for approximately 73%).

The ageing of trade receivables at the reporting date was:

	2014	2013	2012
	$m	$m	$m
Not past due	4,316	5,059	5,322
Past due 0-90 days	354	330	288
Past due 90-180 days	75	78	41
Past due > 180 days	17	47	45
	4,762	5,514	5,696

	2014	2013	2012
	$m	$m	$m

Movements in provisions for trade receivables
At 1 January	64	64	66
Income statement credit	(2)	(5)	–
Amounts utilised, exchange and other movements	(8)	5	(2)
At 31 December	54	64	64

The allowance for impairment has been calculated based on past experience and is in relation to specific customers. Given the profile of our customers, including large wholesalers and government-backed agencies, no further credit risk has been identified with the trade receivables not past due other than those balances for which an allowance has been made.

Other financial assets

The Group may hold significant cash balances as part of its normal operations, with the amount of cash held at any point reflecting the level of cash flow generated by the business and the timing of the use of that cash. The majority of excess cash is centralised within the Group treasury entity and is subject to counterparty risk on the principal invested. This risk is mitigated through a policy of prioritising security and liquidity over return, and as such cash is only invested in high credit quality investments. Counterparty limits are set according to the assessed risk of each counterparty and exposures are monitored against these limits on a regular basis. The majority of the Group’s cash is invested in US dollar AAA-rated liquidity funds, fully collateralised repurchase agreements and short-term bank deposits.

The most significant concentration of financial credit risk at 31 December 2014 was $5,475m invested in six AAA-rated liquidity funds. The liquidity fund portfolios are managed by the related external third party fund managers to maintain the AAA rating. No more than 15% of fund value is invested within each individual fund. There were no other significant concentrations of financial credit risk at the reporting date.

At 31 December 2014, the Group had investments of $300m (2013: nil; 2012: nil) in short-term repurchase agreements, which are fully collateralised investments. In the event of any default, ownership of the collateral would revert to the Group and would be readily convertible to cash. The value of the collateral held at 31 December 2014 was $316m (2013: nil; 2012: nil).

All financial derivatives are transacted with commercial banks, in line with standard market practice. The Group has agreements with some bank counterparties whereby the parties agree to post cash collateral, for the benefit of the other, equivalent to the market valuation of the derivative positions above a predetermined threshold. The carrying value of such cash collateral held by the Group at 31 December 2014 was $457m (2013: $326m; 2012: $230m).

178	AstraZeneca Annual Report and Form 20-F Information 2014

26 Employee costs and share plans for employees

Employee costs

The average number of people, to the nearest hundred, employed by the Group is set out in the table below. In accordance with the Companies Act 2006, this includes part-time employees.

	2014	2013	2012

Employees
UK	7,200	7,200	7,900
Continental Europe	13,800	14,000	16,100
The Americas	16,800	14,600	15,300
Asia, Africa & Australasia	18,100	15,800	14,200
Continuing operations	55,900	51,600	53,500

Geographical distribution described in the table above is by location of legal entity employing staff. Certain staff will spend some or all of their activity in a different location.

The number of people employed by the Group at the end of 2014 was 57,500 (2013: 51,500; 2012: 51,700).

The costs incurred during the year in respect of these employees were:

	2014	2013	2012
	$m	$m	$m
Salaries	4,657	3,833	4,192
Social security costs	664	622	664
Pension costs	459	445	525
Other employment costs	499	376	362
	6,279	5,276	5,743

Severance costs of $254m are not included above (2013: $653m; 2012: $846m).

The Directors believe that, together with the basic salary system, the Group’s employee incentive schemes provide competitive and market-related packages to motivate employees. They should also align the interests of employees with those of shareholders, as a whole, through long-term share ownership in the Company. The Group’s current UK, Swedish and US schemes are described below; other arrangements apply elsewhere.

Bonus plans

The AstraZeneca UK Performance Bonus Plan

Employees of participating AstraZeneca UK companies are invited to participate in this bonus plan, which rewards strong individual performance. Bonuses are paid in cash. The Company also offers UK employees the opportunity to buy Partnership Shares (Ordinary Shares). Employees may invest up to £1,800 over a 12 month accumulation period and purchase Partnership Shares in the Company with the total proceeds at the end of the period. The purchase price for the shares is the lower of the price at the beginning or the end of the 12 month period. In 2010, the Company introduced a Matching Share element in respect of Partnership Shares, the first award of which was made in 2011. Partnership Shares and Matching Shares are held in the HM Revenue & Customs (HMRC)-approved All-Employee Share Plan. At the Company’s AGM in 2002, shareholders approved the issue of new shares for the purposes of the All-Employee Share Plan.

The AstraZeneca Executive Annual Bonus Scheme

This scheme is a performance bonus scheme for Directors and senior employees who do not participate in the AstraZeneca UK Performance Bonus Plan. Annual bonuses are paid in cash and reflect both corporate and individual performance measures. The Remuneration Committee has discretion to reduce or withhold bonuses if business performance falls sufficiently short of expectations in any year such as to make the payment of bonuses inappropriate.

The AstraZeneca Deferred Bonus Plan

This plan was introduced in 2006 and is used to defer a portion of the bonus earned under the AstraZeneca Executive Annual Bonus Scheme into Ordinary Shares in the Company for a period of three years. The plan currently operates only in respect of Executive Directors and members of the SET. Awards of shares under this plan are typically made in March each year, the first award having been made in February 2006.

Sweden

In Sweden, an all-employee performance bonus plan is in operation, which rewards strong individual performance. Bonuses are paid 50% into a fund investing in AstraZeneca equities and 50% in cash. The AstraZeneca Executive Annual Bonus Scheme, the AstraZeneca Performance Share Plan and the AstraZeneca Global Restricted Stock Plan all operate in respect of relevant AstraZeneca employees in Sweden.

US

In the US, there are two all-employee short-term or annual performance bonus plans in operation to differentiate and reward strong individual performance. Annual bonuses are paid in cash. There is also one senior staff long-term incentive scheme, under which 88 participants may be eligible for awards granted as AstraZeneca ADSs. AstraZeneca ADSs necessary to satisfy the awards are purchased in the market or funded via a share trust. The AstraZeneca Performance Share Plan and the AstraZeneca Global Restricted Stock Plan operate in respect of relevant employees in the US.

AstraZeneca Annual Report and Form 20-F Information 2014	179

Financial Statements    > Notes to the Group Financial Statements

26 Employee costs and share plans for employees continued

Share plans

The charge for share-based payments in respect of share plans is $178m (2013: $156m; 2012: $139m). The plans are equity settled.

The AstraZeneca Performance Share Plan

This plan was approved by shareholders in 2005 for a period of 10 years. Generally, awards can be granted at any time, but not during a close period of the Company. The first grant of awards was made in June 2005. The main grant of awards in 2014 under the plan was in March, with a further, smaller grant in February. Awards granted under the plan vest after three years and can be subject to the achievement of performance conditions. For awards to all participants in 2014, vesting is subject to a combination of measures focused on scientific leadership, revenue growth and financial performance. The Remuneration Committee has responsibility for agreeing any awards under the plan and for setting the policy for the way in which the plan should be operated, including agreeing performance targets and which employees should be invited to participate. The grant of awards in March 2014 was the final grant under this plan. The plan has been replaced by the AstraZeneca 2014 Performance Share Plan. Further details of this plan can be found in the Directors’ Remuneration Report from page 100.

	Shares	WAFV	[1]	WAFV	[1]
	‘000	pence		$
Shares awarded in March 2012	3,283	1403		22.41
Shares awarded in August 2012	38	1480		23.50
Shares awarded in June 2013	2,867	1649		25.73
Shares awarded in August 2013	197	1649		25.12
Shares awarded in November 2013	30	1649		26.38
Shares awarded in February 2014	37	n/a		30.55
Shares awarded in March 2014	2,368	1952		32.34

[1]	Weighted average fair value.

The AstraZeneca 2014 Performance Share Plan

This plan was approved by shareholders in 2014 for a period of 10 years and replaces the AstraZeneca Performance Share Plan. Generally, awards can be granted at any time, but not during a close period of the Company. The first grant of awards was made in May 2014 with further grants in August, September and November. Awards granted under the plan vest after three years, or in the case of Executive Directors, after a two year holding period, and can be subject to the achievement of performance conditions. For awards to all participants in 2014, vesting is subject to a combination of measures focused on scientific leadership, revenue growth and financial performance. The Remuneration Committee has responsibility for agreeing any awards under the plan and for setting the policy for the way in which the plan should be operated, including agreeing performance targets and which employees should be invited to participate. Further details of this plan can be found in the Directors’ Remuneration Report from page 100.

	Shares	WAFV	WAFV
	‘000	pence	$
Shares awarded in May 2014	12	2133	35.75
Shares awarded in August 2014	141	2156	35.79
Shares awarded in September 2014	40	2250	n/a
Shares awarded in November 2014	2	n/a	36.62

The AstraZeneca Investment Plan

This plan was introduced in 2010 and approved by shareholders at the 2010 AGM. The main grant of awards in 2014 under the plan was in March, with a further, smaller grant in September. Awards granted under the plan vest after eight years and are subject to performance conditions measured over a period of between three and eight years. For awards granted in 2014, the performance conditions relate to the annual dividend paid to shareholders and dividend cover over a four year performance period. The awards are then subject to a four year holding period before they can vest. The Remuneration Committee has responsibility for agreeing any awards under the plan and for setting the policy for the way in which the plan should be operated, including agreeing performance targets and which employees should be invited to participate. Further details of this plan can be found in the Directors’ Remuneration Report from page 100.

	Shares	WAFV	WAFV
	‘000	pence	$
Shares awarded in March 2012	113	2805	44.82
Shares awarded in October 2012	69	2894	n/a
Shares awarded in June 2013	157	3297	51.45
Shares awarded in August 2013	8	3302	n/a
Shares awarded in March 2014	67	3904	64.68
Shares awarded in September 2014	7	4499	n/a

180	AstraZeneca Annual Report and Form 20-F Information 2014

26 Employee costs and share plans for employees continued

The AstraZeneca Global Restricted Stock Plan

This plan was introduced in 2010. The main grant of awards in 2014 under the plan was in March, with a further, smaller grant in August. This plan provides for the grant of restricted stock unit (RSU) awards to selected below SET-level employees and is used in conjunction with the AstraZeneca Performance Share Plan to provide a mix of RSUs and performance shares. Awards typically vest on the third anniversary of the date of grant and are contingent on continued employment with the Company. The Remuneration Committee has responsibility for agreeing any awards under the plan and for setting the policy for the way in which the plan should be operated.

	Shares	WAFV	WAFV
	‘000	pence	$
Shares awarded in March 2012	2,916	2805	44.82
Shares awarded in August 2012	26	2959	47.00
Shares awarded in March 2013	1,417	3254	49.42
Shares awarded in June 2013	986	3297	51.45
Shares awarded in August 2013	13	3206	50.23
Shares awarded in March 2014	2,076	3904	64.68
Shares awarded in August 2014	25	4312	71.57

The AstraZeneca Restricted Share Plan

This plan was introduced in 2008 and provides for the grant of restricted share awards to key employees, excluding Executive Directors. Awards are made on an ad hoc basis with variable vesting dates. The plan has been used nine times in 2014 to make awards to 490 employees. The Remuneration Committee has responsibility for agreeing any awards under the plan and for setting the policy for the way in which the plan should be operated.

	Shares	WAFV	WAFV
	‘000	pence	$
Shares awarded in February 2012	10	3067	48.20
Shares awarded in March 2012	371	2805	44.82
Shares awarded in July 2012	5	n/a	46.94
Shares awarded in August 2012	188	2959	47.00
Shares awarded in October 2012[1]	69	2894	n/a
Shares awarded in February 2013	2	3125	n/a
Shares awarded in March 2013	144	n/a	49.23
Shares awarded in June 2013	25	n/a	51.45
Shares awarded in August 2013	119	3302	50.23
Shares awarded in September 2013	85	n/a	49.21
Shares awarded in November 2013	739	3297	52.76
Shares awarded in February 2014	115	4042	61.10
Shares awarded in March 2014	155	n/a	64.68
Shares awarded in May 2014	134	4265	71.50
Shares awarded in August 2014	72	4312	71.57
Shares awarded in September 2014	64	4499	74.05
Shares awarded in November 2014	9	4672	73.23

[1]	This is an award of restricted shares, granted to Pascal Soriot under an arrangement, the details of which are identical to the rules of the AstraZeneca Restricted Share Plan.

The fair values were determined using a modified version of the binomial model. This method incorporated expected dividends but no other features into the measurements of fair value. The grant date fair values of share awards disclosed in this section do not take account of service and non-market related performance conditions.

AstraZeneca Annual Report and Form 20-F Information 2014	181

Financial Statements    > Notes to the Group Financial Statements

27 Commitments and contingent liabilities

	2014	2013	2012
	$m	$m	$m

Commitments
Contracts placed for future capital expenditure on property, plant and equipment and software development costs not provided for in these accounts	438	481	245

Guarantees and contingencies arising in the ordinary course of business, for which no security has been given, are not expected to result in any material financial loss.

Research and development collaboration payments

The Group has various ongoing collaborations, including in-licensing and similar arrangements with development partners. Such collaborations may require the Group to make payments on achievement of stages of development, launch or revenue milestones, although the Group generally has the right to terminate these agreements at no cost. The Group recognises research and development milestones as intangible assets once it is committed to payment, which is generally when the Group reaches set trigger points in the development cycle. Revenue-related milestones are recognised as intangible assets on product launch at a value based on the Group’s long-term revenue forecasts for the related product. The table below indicates potential development and revenue-related payments that the Group may be required to make under such collaborations.

					Years 5
	Total	Under 1 year	Years 1 and 2	Years 3 and 4	and greater
	$m	$m	$m	$m	$m
Future potential research and development milestone payments	6,920	660	1,110	958	4,192
Future potential revenue milestone payments	4,896	–	–	229	4,667

The table includes all potential payments for achievement of milestones under ongoing research and development arrangements. Revenue-related milestone payments represent the maximum possible amount payable on achievement of specified levels of revenue as set out in individual contract agreements, but exclude variable payments that are based on unit sales (eg royalty-type payments) which are expensed as the associated sale is recognised. The table excludes any payments already capitalised in the Financial Statements for the year ended 31 December 2014.

The future payments we disclose represent contracted payments and, as such, are not discounted and are not risk adjusted. As detailed in the Risk section from page 203, the development of any pharmaceutical product candidate is a complex and risky process that may fail at any stage in the development process due to a number of factors (including items such as failure to obtain regulatory approval, unfavourable data from key studies, adverse reactions to the product candidate or indications of other safety concerns). The timing of the payments is based on the Group’s current best estimate of achievement of the relevant milestone.

Environmental costs and liabilities

The Group’s expenditure on environmental protection, including both capital and revenue items, relates to costs that are necessary for implementing internal systems and programmes, and meeting legal and regulatory requirements for processes and products.

They are an integral part of normal ongoing expenditure for carrying out the Group’s research, manufacturing and commercial operations and are not separated from overall operating and development costs. There are no known changes in legal, regulatory or other requirements resulting in material changes to the levels of expenditure for 2012, 2013 or 2014.

In addition to expenditure for meeting current and foreseen environmental protection requirements, the Group incurs costs in investigating and cleaning up land and groundwater contamination. In particular, AstraZeneca has environmental liabilities at some currently or formerly owned, leased and third party sites.

In the US, Zeneca Inc., and/or its indemnitees, have been named as potentially responsible parties (PRPs) or defendants at approximately 17 sites where Zeneca Inc. is likely to incur future environmental investigation, remediation, operation and maintenance costs under federal, state, statutory or common law environmental liability allocation schemes (together, US Environmental Consequences). Similarly, Stauffer Management Company LLC (SMC), which was established in 1987 to own and manage certain assets of Stauffer Chemical Company acquired that year, and/or its indemnitees, have been named as PRPs or defendants at 30 sites where SMC is likely to incur US Environmental Consequences. AstraZeneca has also given indemnities to third parties for a number of sites outside the US. These environmental liabilities arise from legacy operations that are not currently part of the Group’s business and, at most of these sites, remediation, where required, is either completed or nearing completion.

AstraZeneca has made provisions for the estimated costs of future environmental investigation, remediation, operation and maintenance activity beyond normal ongoing expenditure for maintaining the Group’s R&D and manufacturing capacity and product ranges, where a present obligation exists, it is probable that such costs will be incurred and they can be estimated reliably. With respect to such estimated future costs, there were provisions at 31 December 2014 in the aggregate of $84m (2013: $87m; 2012: $88m), mainly relating to the US. Where we are jointly liable or otherwise have cost-sharing agreements with third parties, we reflect only our share of the obligation. Where the liability is insured in part or in whole by insurance or other arrangements for reimbursement, an asset is recognised to the extent that this recovery is virtually certain.

182	AstraZeneca Annual Report and Form 20-F Information 2014

27 Commitments and contingent liabilities continued

It is possible that AstraZeneca could incur future environmental costs beyond the extent of our current provisions. The extent of such possible additional costs is inherently difficult to estimate due to a number of factors, including: (1) the nature and extent of claims that may be asserted in the future; (2) whether AstraZeneca has or will have any legal obligation with respect to asserted or unasserted claims; (3) the type of remedial action, if any, that may be selected at sites where the remedy is presently not known; (4) the potential for recoveries from or allocation of liability to third parties; and (5) the length of time that the environmental investigation, remediation and liability allocation process can take. Notwithstanding and subject to the foregoing, we estimate the potential additional loss for future environmental investigation, remediation, remedial operation and maintenance activity above and beyond our provisions to be, in aggregate, between $50m and $80m (2013: $50m and $90m; 2012: $50m and $90m), which relates solely to the US.

Legal proceedings

AstraZeneca is involved in various legal proceedings considered typical to its business, including actual or threatened litigation and/or actual or potential government investigations relating to employment matters, product liability, commercial disputes, pricing, sales and marketing practices, infringement of IP rights, the validity of certain patents and competition laws. The more significant matters are discussed below.

Most of the claims involve highly complex issues. Often these issues are subject to substantial uncertainties and, therefore, the probability of a loss, if any, being sustained and an estimate of the amount of any loss is difficult to ascertain. Consequently, for a majority of these claims, it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of the proceedings. In these cases, AstraZeneca discloses information with respect to the nature and facts of the cases.

With respect to each of the legal proceedings described below, other than those for which provision has been made, we are unable to make estimates of the possible loss or range of possible losses at this stage, other than as set forth in this section. We also do not believe that disclosure of the amount sought by plaintiffs, if known, would be meaningful with respect to those legal proceedings. This is due to a number of factors, including (1) the stage of the proceedings (in many cases trial dates have not been set) and the overall length and extent of pre-trial discovery; (2) the entitlement of the parties to an action to appeal a decision; (3) clarity as to theories of liability, damages and governing law;

(4) uncertainties in timing of litigation; and (5) the possible need for further legal proceedings to establish the appropriate amount of damages, if any.

While there can be no assurance regarding the outcome of any of the legal proceedings referred to in this Note 27, based on management’s current and considered view of each situation, we do not currently expect them to have a material adverse effect on our financial position. This position could of course change over time, not least because of the factors referred to above.

In cases that have been settled or adjudicated, or where quantifiable fines and penalties have been assessed and which are not subject to appeal (or other similar forms of relief), or where a loss is probable and we are able to make a reasonable estimate of the loss, we generally indicate the loss absorbed or the amount of the provision accrued.

Where it is considered that the Group is more likely than not to prevail, legal costs involved in defending the claim are charged to profit as they are incurred.

Where it is considered that the Group has a valid contract which provides the right to reimbursement (from insurance or otherwise) of legal costs and/or all or part of any loss incurred or for which a provision has been established, and we consider recovery to be virtually certain, the best estimate of the amount expected to be received is recognised as an asset.

Assessments as to whether or not to recognise provisions or assets, and of the amounts concerned, usually involve a series of complex judgements about future events and can rely heavily on estimates and assumptions. AstraZeneca believes that the provisions recorded are adequate based on currently available information and that the insurance recoveries recorded will be received. However, given the inherent uncertainties involved in assessing the outcomes of these cases, and in estimating the amount of the potential losses and the associated insurance recoveries, we could in the future incur judgments or insurance settlements that could have a material adverse effect on our results in any particular period.

IP claims include challenges to the Group’s patents on various products or processes and assertions of non-infringement of patents. A loss in any of these cases could result in loss of patent protection on the related product. The consequences of any such loss could be a significant decrease in product sales, which could have a material adverse effect on our results. The lawsuits filed by AstraZeneca for patent infringement against companies that have filed ANDAs in the US, seeking to market generic forms of products sold by the Group prior to the expiry of the applicable patents covering these products, typically also involve allegations of non-infringement, invalidity and unenforceability of these patents by the ANDA filers. In the event that the Group is unsuccessful in these actions or the statutory 30-month stay expires before a ruling is obtained, the ANDA filers involved will also have the ability, subject to FDA approval, to introduce generic versions of the product concerned.

AstraZeneca has full confidence in, and will vigorously defend and enforce, its IP.

Over the course of the past several years, including in 2014, a significant number of commercial litigation claims in which AstraZeneca is involved have been resolved, particularly in the US, thereby reducing potential contingent liability exposure arising from such litigation. Similarly, in part due to patent litigation and settlement developments, greater certainty has been achieved regarding possible generic entry dates with respect to some of our patented products. At the same time, like other companies in the pharmaceutical sector and other industries, AstraZeneca continues to be subject to government investigations around the world.

Patent litigation

Byetta (exenatide)

US patent litigation

In October 2014, AstraZeneca received a Paragraph IV notice from Teva Pharmaceuticals USA, Inc. (Teva). Teva is seeking FDA approval to market a generic version of Byetta prior to the expiration of certain AstraZeneca patents listed in the FDA Orange Book with reference to Byetta. In December 2014, AstraZeneca commenced patent litigation against Teva in the US District Court for the District of Delaware. AstraZeneca is asserting several patents. In January 2015, Teva filed a complaint in the same court for declaratory judgment that its proposed generic version of Byetta would not infringe US Patent Nos. 7,297,761 and 7,741,269.

Crestor (rosuvastatin calcium)

US patent litigation

AstraZeneca is defending three patent infringement lawsuits in the US District Court for the District of South Carolina which, among other things, claim that AstraZeneca’s Crestor sales induce infringement of the plaintiffs’ patents. The first was filed in April 2011 by plaintiff Palmetto Pharmaceuticals, LLC, and the other two, which have been consolidated together, were filed in July and December 2013 by co-plaintiffs Medical University of South Carolina Foundation for Research Development and Charleston Medical Therapeutics, Inc.

Patent proceedings outside the US

AstraZeneca is engaged in proceedings in Australia, Brazil, Japan, Malaysia, Mexico, Netherlands, Portugal, Singapore, South Africa and Taiwan regarding patent and/or regulatory exclusivity for Crestor.

AstraZeneca Annual Report and Form 20-F Information 2014	183

Financial Statements    > Notes to the Group Financial Statements

27 Commitments and contingent

liabilities continued

Generic drug manufacturers have commenced sales of generic rosuvastatin drug products in many jurisdictions where a substance patent is not in force.

In March 2014, in the Netherlands, AstraZeneca received a letter from Resolution Chemicals Ltd. (Resolution) indicating that it had sought marketing authorisation for a rosuvastatin zinc product in the Netherlands. In April 2014, AstraZeneca received a writ of summons from Resolution alleging partial invalidity and non-infringement of the supplementary protection certificate related to the Crestor substance patent. A hearing is scheduled for 6 February 2015.

In April 2014, in Japan, Shionogi & Co., Ltd., the licensor of the Crestor patent, received confirmation of a request for trial for patent invalidation in the Japanese Patent Office. The request was initiated by Teva Pharma Japan Inc. and relates to the Crestor substance patent. A hearing is scheduled for 25 February 2015.

In Australia, in 2011 and 2012, AstraZeneca instituted proceedings against Actavis Australia Pty Ltd, Apotex Pty Ltd and Watson Pharma Pty Ltd. asserting infringement of various formulation and method patents for Crestor. In March 2013, the Federal Court of Australia held all three patents at issue invalid. AstraZeneca appealed in relation to two patents. In August 2014, the Full Court of the Federal Court of Australia held the two patents invalid. AstraZeneca has sought leave to appeal to the High Court in relation to one method patent.

Epanova (omega-3-carboxylic acids)

US patent litigation

In March 2014 and subsequently, AstraZeneca received complaints from Amarin Pharmaceuticals Ireland Ltd (Amarin) alleging that AstraZeneca’s Epanova product infringes Amarin’s US Patent No. 8,663,662. In November 2014, the US District Court for the District of Delaware dismissed Amarin’s complaints. Amarin may file a complaint at a later date.

Faslodex (fulvestrant)

US patent litigation

In June and September 2014, AstraZeneca filed patent infringement lawsuits against Sandoz Inc. and Sandoz International GmbH, and Sagent Pharmaceuticals, Inc. in the US District Court in New Jersey relating to four patents listed in the FDA Orange Book with reference to Faslodex, after those companies sent Paragraph IV notices that they are seeking FDA approval to market generic versions of Faslodex prior to the expiration of AstraZeneca’s patents. In January 2015, AstraZeneca received a Paragraph IV notice from Glenmark Generics, Inc. USA (Glenmark), which is also seeking FDA approval to market a generic version of

Faslodex prior to the expiration of the same four patents, and AstraZeneca filed a patent infringement lawsuit against Glenmark in the US District Court in New Jersey. The lawsuits remain pending.

Patent proceedings outside the US

In 2008, the Opposition Division of the European Patent Office (EPO) maintained a Faslodex formulation patent, EP1250138, following an opposition against the grant of this patent by Gedeon Richter Plc, which appealed this decision. The Board of Appeal of the EPO called the parties to oral proceedings in March 2014 and decided to remit the case back to the Opposition Division for further consideration.

In Brazil, in January 2013, AstraZeneca instituted proceedings against Eurofarma Laboratorios S.A. (Eurofarma) asserting infringement of a formulation patent for Faslodex. In May 2013, Eurofarma was found to infringe the patent. Eurofarma appealed and legal proceedings are in progress. In February 2013, Eurofarma separately filed nullity actions against the formulation patent in the 31st Specialized Intellectual Property Federal Court of Rio de Janeiro and, in April 2013, at the Brazilian Patent Office (BPO). The BPO proceedings have been suspended, but the Federal Court proceedings remain pending.

Losec/Prilosec (omeprazole)

US patent litigation

In 2008, Apotex Inc. (Apotex) was found to infringe AstraZeneca’s US Patent Nos. 4,786,505 and 4,853,230. In 2013, the US District Court for the Southern District of New York ordered Apotex to pay $76m in damages with an additional sum of $28m in pre-judgment interest, and an unspecified amount of post-judgment damages. Apotex appealed.

Patent proceedings outside the US

In Canada, the AstraZeneca infringement proceeding against Apotex Inc. remains pending.

Moventig (naloxegol)

Patent proceedings outside the US

In October 2014, in Europe, Generics UK (trading as Mylan) filed an opposition to the grant of EP1694363 (a Moventig new chemical entity patent). AstraZeneca is licensed under this patent by virtue of the 2009 licence agreement with Nektar Therapeutics. The European Patent Office has now invited the patent holder to file a response to the Statement of Grounds of Opposition.

Nexium (esomeprazole magnesium)

US patent litigation

In 2014, AstraZeneca received Paragraph IV notice letters from companies seeking to market esomeprazole magnesium 20mg and 40mg delayed-release capsules. In response to these notice letters and corresponding ANDA filings, AstraZeneca commenced separate patent infringement litigation against Actavis Laboratories FL, Inc. and Zydus Pharmaceuticals (USA) Inc. in the US District Court for the District of New Jersey.

In October 2014 and subsequently, AstraZeneca received Paragraph IV notice letters from companies seeking to market generic versions of Nexium 24HR (OTC) 20mg delayed-release capsules. In response to the notice letters and corresponding ANDA filings, AstraZeneca commenced separate patent infringement litigation against Actavis Laboratories FL, Inc., Andrx Labs, LLC and Perrigo Company PLC in the US District Court for the District of New Jersey.

Patent proceedings outside the US

In the UK, in 2010, AstraZeneca initiated patent infringement proceedings against Consilient Health Limited and Krka, d.d. Novo Mesto (Consilient/Krka). Consilient/Krka had previously agreed not to launch their esomeprazole magnesium product pending the outcome of patent infringement proceedings. This injunction was discharged in July 2011. In March 2014, in proceedings initiated by Consilient/Krka, the High Court awarded Consilient/Krka £27m in damages. AstraZeneca has appealed. A provision has been taken.

In Canada, in October 2012, the Federal Court prohibited Pharmascience Inc. (PMS) from receiving a marketing authorisation for its esomeprazole magnesium product until May 2018. PMS appealed. On 22 May 2014, the Federal Court of Appeal reversed the decision of the lower court. PMS has now received its marketing authorisation.

In Canada, patent infringement proceedings against Apotex Inc. continue. In July 2014, the Federal Court found Canadian Patent No. 2,139,653 invalid. AstraZeneca has appealed.

In Canada, in July 2014, AstraZeneca received a Notice of Allegation from Teva Canada Limited (Teva) alleging either that Teva’s esomeprazole magnesium product would not infringe the patents listed on the Canadian Patent Register in relation to Nexium or, alternatively, that certain of the patents were invalid. AstraZeneca has commenced an application in response.

Onglyza (saxagliptin) and Kombiglyze XR (saxagliptin and metformin)

US patent litigation

Beginning April 2014, a number of generics companies sent notices that they had submitted ANDAs for saxagliptin hydrochloride 2.5mg and 5mg tablets containing a Paragraph IV Certification alleging that US Patent Nos. 7,951,400 and RE44,186, listed in the FDA Orange Book with reference to Onglyza, are invalid, unenforceable and/or will not be infringed by the products as described in the ANDAs. Several of these companies also sent notices that they had submitted ANDAs for

184	AstraZeneca Annual Report and Form 20-F Information 2014

27 Commitments and contingent liabilities continued

saxagliptin hydrochloride and metformin 2.5mg/1000mg, 5mg/1000mg, and 5mg/500mg tablets containing a Paragraph IV Certification alleging that US Patent Nos. 8,628,799, 7,951,400 and/or RE44,186, listed in the FDA Orange Book with reference to Kombiglyze XR, are invalid, unenforceable and/or will not be infringed by the products as described in the ANDAs. AstraZeneca initiated patent infringement proceedings in the US Federal Court in Delaware against all of the above-referenced patent challenges.

The District Court denied Mylan Pharmaceuticals, Inc.’s (Mylan) motion to dismiss for lack of jurisdiction and subsequently certified the issue for interlocutory review. Mylan filed a petition with the Federal Circuit to accept the appeal, and AstraZeneca has opposed that petition. AstraZeneca also filed a protective lawsuit against Mylan in the US District Court for the District of West Virginia, which has been stayed pending the outcome of Mylan’s motion to dismiss the Delaware action.

Pulmicort Respules (budesonide inhalation suspension)

US patent litigation

In December 2013, the US District Court for the District of New Jersey temporarily enjoined the generic defendants from entering the market until resolution of AstraZeneca’s motion for a preliminary injunction. In October 2014, the Court commenced a hearing on the preliminary injunction motion as well as a trial on the merits in respect of US Patent No. 7,524,834. Closing arguments were submitted in January 2015. A decision is awaited.

Seroquel XR (quetiapine fumarate)

US patent litigation

In September and October 2014, AstraZeneca received Paragraph IV notices from Pharmadax, Inc. and Pharmadax USA, Inc. (together, Pharmadax) alleging that the patent listed in the FDA Orange Book with reference to Seroquel XR is invalid, unenforceable and/or is not infringed by the Pharmadax proposed generic product. Pharmadax has submitted an ANDA seeking to market quetiapine fumarate 50mg, 150mg, 200mg, 300mg and 400mg tablets. In October and November 2014, AstraZeneca filed patent infringement lawsuits against Pharmadax in the US District Court for the District of New Jersey. In October 2014, AstraZeneca also filed a similar patent infringement suit in the US District Court for the Central District of California Southern Division, which was subsequently dismissed by the Court with AstraZeneca’s consent.

Patent proceedings outside the US

In Germany, Ratiopharm GmbH, CT Arzneimittel GmbH and AbZ Pharma GmbH are seeking damages relating to the preliminary injunction issued in April 2012 that prevented generic Seroquel XR sales by those entities. The injunction was subsequently lifted following the November 2012 Federal Patent Court (the Federal Court) decision that held that the Seroquel XR patent was invalid. In January 2015, the Federal Court of Justice denied AstraZeneca’s appeal of the November 2012 Federal Court decision.

In Romania, in March 2014, AstraZeneca settled patent litigation with Teva Pharmaceutical Industries Ltd. and Teva Pharmaceuticals S.R.L.

In the Netherlands, in June 2014, the Dutch Court of Appeal in The Hague reversed the March 2012 opinion of the Commercial Court and found the Seroquel XR formulation patent invalid.

Vimovo (naproxen/esomeprazole magnesium)

US patent litigation

In the US District Court for the District of New Jersey, patent infringement actions are ongoing against generic challengers seeking approval to market generic copies of Vimovo prior to expiry of AstraZeneca’s patents listed in the FDA Orange Book.

Zestril (lisinopril dihydrate)

Patent proceedings outside the US

In Canada, AstraZeneca and Merck & Co., Inc., Merck Frosst Canada & Co., and Merck Frosst Canada Ltd. (Merck) sued Apotex Inc. (Apotex) for infringement of Merck’s patent no. 1,275,350. In 2006, Apotex was found to infringe the patent. AstraZeneca and Merck commenced a reference to determine the quantum of damages. In December 2014 the parties settled the reference.

Product liability litigation

Byetta/Bydureon (exenatide)

Amylin Pharmaceuticals, LLC, a wholly owned subsidiary of AstraZeneca, and/or AstraZeneca are among multiple defendants in various lawsuits filed in federal and state courts in the US involving approximately 1,474 plaintiffs claiming physical injury from treatment with Byetta and/or Bydureon. The lawsuits allege multiple types of injuries including pancreatitis, pancreatic cancer and thyroid cancer. A multi-district litigation has been established in the US District Court for the Southern District of California in regard to the alleged pancreatic cancer cases in federal courts. Further, a co-ordinated proceeding has been established in Los Angeles, California in regard to the various lawsuits in California state courts.

Crestor (rosuvastatin calcium)

AstraZeneca is defending a number of lawsuits alleging multiple types of injuries caused by the use of Crestor, including diabetes mellitus, various cardiac injuries, rhabdomyolysis, and/ or liver and kidney injuries. The claims of 594 plaintiffs, comprising 102 California residents and 492 non-California residents, were aggregated in one co-ordinated proceeding in Los Angeles, California. The claims of additional plaintiffs are waiting to be added to the co-ordination. In October 2014, the co-ordination judge dismissed the claims of the 492 non-California plaintiffs whose claims were in the co-ordinated proceeding. Plaintiffs have appealed the October 2014 order dismissing the non-California plaintiffs from the proceeding. There are now a total of 707 plaintiffs remaining with claims pending in California state court and two plaintiffs with claims pending in the Eastern District of Kentucky.

Nexium (esomeprazole magnesium)

AstraZeneca has been defending product liability lawsuits brought by approximately 1,900 plaintiffs who alleged that Nexium caused osteoporotic injuries, such as bone deterioration, loss of bone density and/or bone fractures, and approximately 1,700 of these plaintiffs’ claims were consolidated for pre-trial proceedings in the US District Court for the Central District of California (the Court) through the multi-district litigation (MDL) process. Between November 2013 and September 2014, the Court dismissed approximately 1,440 plaintiffs’ claims. In October 2014, the Court granted AstraZeneca’s motion for summary judgment as to all of the claims that remained pending in the MDL and entered judgment in AstraZeneca’s favour as to all pending MDL claims. Approximately 270 plaintiffs have appealed this judgment to the 9th Circuit Court of Appeals. In addition, fewer than 40 plaintiffs’ claims remain active and pending in California state courts.

Onlgyza (saxagliptin)

Amylin Pharmaceuticals, LLC, a wholly owned subsidiary of AstraZeneca, and/or AstraZeneca are among multiple defendants in various lawsuits filed in federal and state courts in the US involving a total of nine plaintiffs claiming physical injury from treatment with Onglyza. The lawsuits allege injuries including pancreatic cancer.

Seroquel IR (quetiapine fumarate) and Seroquel XR (quetiapine fumarate)

With regard to the Seroquel IR product liability litigation in the US, AstraZeneca is currently defending two cases in active litigation, each involving a single plaintiff.

With regard to insurance coverage for the substantial legal defence costs and settlements that have been incurred in connection with the Seroquel IR product liability claims in the US related to alleged diabetes and/or other related alleged injuries (which now exceed the total amount of insurance coverage available), disputes continue with two insurers about the availability of coverage under certain insurance policies. These policies have aggregate coverage limits of $100m.

An arbitration is ongoing against one of the insurers in respect of a policy with a coverage limit of $50m.

AstraZeneca Annual Report and Form 20-F Information 2014	185

Financial Statements    > Notes to the Group Financial Statements

27 Commitments and contingent

liabilities continued

AstraZeneca has not recognised an insurance receivable in respect of these legal actions.

Commercial litigation

Crestor (rosuvastatin calcium)

Qui tam litigation

In January and February 2014, AstraZeneca was served with lawsuits filed in the US District Court for the District of Delaware under the qui tam (whistleblower) provisions of the federal False Claims Act and related state statutes, alleging that AstraZeneca directed certain employees to promote Crestor off-label and provided unlawful remuneration to physicians in connection with the promotion of Crestor. The DOJ and all US states have declined to intervene in the lawsuits.

Texas Attorney General litigation

In January 2015, following a previously disclosed investigation by the State of Texas into AstraZeneca’s sales and marketing activities involving Crestor, AstraZeneca was served with a lawsuit in which the Texas Attorney General’s Office intervened in a state whistleblower action pending in Travis County Court, Texas. The lawsuit alleges that AstraZeneca engaged in inappropriate promotion of Crestor and improperly influenced the formulary status of Crestor.

Israel

In November 2012, a Motion to Certify a Claim as a Class Action and Statement of Claim were filed in Israel in the District Court in Tel Aviv, Jaffa, against AstraZeneca and four other pharmaceutical companies for alleged deception and failure to disclose material facts to consumers regarding potential adverse events associated with certain drugs, including Crestor. In July 2013, an amended Motion to Certify a Claim as a Class Action and Statement of Claim containing similar allegations to those in the first action were filed in the same court against the same defendants. The court has not yet ruled on the Motion to Certify.

Nexium (esomeprazole magnesium)

Consumer litigation

AstraZeneca is a defendant in a class action filed in Delaware State Court alleging that AstraZeneca’s promotion, advertising and pricing of Nexium to physicians, consumers and third party payers was unfair, unlawful and deceptive. The action, which is the last of a number of lawsuits previously resolved, was stayed until 6 February 2014. On 9 January 2015, AstraZeneca filed a motion to dismiss for failure to state a claim and, in the alternative, a motion to strike certain allegations.

Settlement anti-trust litigation

AstraZeneca is a defendant in a multi-district litigation class action and individual lawsuits alleging that AstraZeneca’s settlements of certain patent litigation in the US relating to Nexium violated US anti-trust law and various state laws. A trial in the US District Court for the District of Massachusetts commenced on 20 October 2014 on certain liability issues for claims that remain in the case. On 5 December 2014, a jury returned a verdict in favour of AstraZeneca. On 31 December 2014, the plaintiffs filed motions for a new trial. On 7 January 2015, the plaintiffs filed motions for a permanent injunction. AstraZeneca opposed those motions. A hearing on the plaintiffs’ motions for a permanent injunction is scheduled for 6 February 2015.

On 10 December 2014, following the favourable jury verdict, AstraZeneca filed a motion requesting dismissal of its appeal of the District Court’s procedural decision to certify a class of end payers. On 21 January 2015, the Court of Appeals denied AstraZeneca’s request to dismiss the appeal and issued a decision affirming the District Court’s class certification ruling.

The two lawsuits filed in Pennsylvania state court by various indirect purchasers of Nexium are pending. The cases are in their initial stages.

Seroquel IR (quetiapine fumarate) and Seroquel XR (quetiapine fumarate)

In relation to the state law claims brought by state Attorneys General generally alleging that AstraZeneca made false and/or misleading statements in marketing and promoting Seroquel, AstraZeneca remains in litigation with the Attorney General of Mississippi.

Qui tam litigation

In April 2014, AstraZeneca was served with a lawsuit filed in the US District Court for the District of Delaware under the qui tam (whistleblower) provisions of the federal False Claims Act and related state statutes, alleging that AstraZeneca directed certain employees to promote Seroquel off-label and provided unlawful remuneration to physicians. The DOJ and all US states have declined to intervene in the lawsuit.

Texas Attorney General litigation

In October 2014, following a previously disclosed investigation by the State of Texas into AstraZeneca’s sales and marketing activities involving Seroquel, the Texas Attorney General’s Office intervened in a state whistleblower action pending in Travis County Court, Texas. The lawsuit alleges that AstraZeneca engaged in inappropriate promotion of Seroquel and made improper payments intended to influence the formulary status of Seroquel.

Synagis (palivizumab)

In September 2011, MedImmune filed an action against AbbVie, Inc. (AbbVie) (formerly Abbott International, LLC) in the Circuit Court for Montgomery County, Maryland, seeking a declaratory judgment in a contract dispute. AbbVie’s motion to dismiss was granted. In September 2011, AbbVie filed a parallel action against MedImmune in the Illinois State Court, where the case is currently pending.

Other commercial litigation

Average Manufacturer’s Price qui tam litigation (Streck)

AstraZeneca is one of several manufacturers named as a defendant in a lawsuit filed in the US Federal Court in Philadelphia under the qui tam (whistleblower) provisions of the federal and certain state False Claims Acts alleging inaccurate reporting of Average Manufacturer’s prices to the Centers for Medicare and Medicaid Services. The action was initially filed in October 2008 but remained under seal until May 2011, following the US Government’s decision not to intervene in the case with regard to certain manufacturers, including AstraZeneca. A provision has been taken.

Average Wholesale Price (AWP) litigation

AstraZeneca and other pharmaceutical manufacturers were named as defendants in litigation involving allegations that, by causing the publication of allegedly inflated wholesale list prices, defendants caused entities to overpay for prescription drugs. In March 2014, AstraZeneca reached a settlement with the State of Utah and, in April 2014, AstraZeneca reached a settlement with the State of Wisconsin. With these settlements, AstraZeneca has brought the AWP litigation to a conclusion.

Medco qui tam litigation (Schumann)

AstraZeneca was named as a defendant in a lawsuit filed in the Federal Court in Philadelphia (the Court) under the qui tam (whistleblower) provisions of the federal and certain state False Claims Acts alleging overpayments by federal and state governments resulting from alleged false pricing information reported to the government and alleged improper payments intended to influence the formulary status of Prilosec and Nexium to Medco and its customers. In January 2013, the Court granted AstraZeneca’s motion and dismissed the case with prejudice. The plaintiff appealed. In October 2014, the US Court of Appeals for the Third Circuit affirmed the lower court’s decision to dismiss AstraZeneca from the litigation with prejudice.

Government investigations/proceedings

Except as otherwise noted, the precise parameters of the following inquiries are unknown, and AstraZeneca is not in a position at this time to predict the scope, duration or outcome of these matters,

186	AstraZeneca Annual Report and Form 20-F Information 2014

27 Commitments and contingent liabilities continued

including whether they will result in any liability to AstraZeneca.

Brilinta (ticagrelor)

In October 2013, AstraZeneca received a civil investigative demand from the DOJ, Civil Division seeking documents and information regarding PLATO, a clinical trial about Brilinta. In August 2014, AstraZeneca announced that it had received confirmation from the DOJ that it was closing its investigation. AstraZeneca understands that the US Government is not planning any further action.

Crestor (rosuvastatin Calcium)

The DOJ and all US states have declined to intervene in the civil component of a previously disclosed investigation regarding Crestor. Additional components of the investigation by the DOJ continue.

Synagis (palivizumab)

In June 2011, MedImmune received a demand from the US Attorney’s Office for the Southern District of New York requesting certain documents related to the sales and marketing activities of Synagis. In July 2011, MedImmune received a similar court order to produce documents from the Office of the Attorney General for the State of New York Medicaid and Fraud Control Unit pursuant to what the government attorneys advised was a joint investigation. MedImmune has accepted receipt of these requests and is co-ordinating with the government offices to provide the appropriate responses and co-operate with any related investigation.

In May 2012, MedImmune received a subpoena duces tecum from the Office of Attorney General for the State of Florida Medicaid and Fraud Control Unit requesting certain documents related to the sales and marketing activities of Synagis. MedImmune has accepted receipt of the request and has co-ordinated with the Florida government to provide the appropriate responses and co-operated with any related investigation. AstraZeneca is unaware of the nature or focus of the investigation, however, based on the nature of the requests, it appears to be similar to the inquiries from the State of New York and DOJ (which is described above).

Other government investigations/proceedings

Dutch National Competition Authority investigation

In December 2014, the Dutch National Competition Authority, the ACM, issued its decision that AstraZeneca had not abused a dominant position with respect to Nexium. It has now closed its file.

Foreign Corrupt Practices Act

In connection with an investigation into Foreign Corrupt Practices Act issues in the pharmaceutical industry, AstraZeneca has received inquiries from the DOJ and the SEC regarding, among other things, sales practices, internal controls, certain distributors and interactions with healthcare providers and other government officials in several countries. AstraZeneca is co-operating with these inquiries. AstraZeneca’s investigation has involved indications of inappropriate conduct in certain countries, including China. Resolution of this matter could involve the payment of fines and/or other remedies.

Good Manufacturing Practices subpoena

In March 2013, AstraZeneca received a subpoena duces tecum from the US Attorney’s Office in Boston seeking documents and information relating to products manufactured or packaged at AstraZeneca’s Macclesfield facility in the UK. AstraZeneca is co-operating with this inquiry.

Medco

The US Attorney’s Office for the District of Delaware, Criminal Division, conducted an investigation relating to AstraZeneca’s relationship with Medco and sales of Nexium, Plendil, Prilosec, and Toprol-XL. In addition, the US Attorney’s Office for the District of Delaware and the DOJ investigated potential civil claims relating to the same conduct. This matter has been resolved and a provision was previously taken.

Additional government inquiries

As is true for most, if not all, major prescription pharmaceutical companies operating in the US, AstraZeneca is currently involved in multiple US federal and state inquiries into drug marketing and pricing practices. In addition to the investigations described above, various federal and state law enforcement offices have, from time to time, requested information from the Group. There have been no material developments in those matters.

Tax

Where tax exposures can be quantified, an accrual is made based on best estimates and management’s judgement. Details of the movements in relation to material tax exposures are discussed below. As accruals can be built up over a long period of time but the ultimate resolution of tax exposures usually occurs at a point in time, and given the inherent uncertainties in assessing the outcomes of these exposures (which sometimes can be binary in nature), we could, in future periods, experience adjustments to these accruals that have a material positive or negative effect on our results in any particular period.

Transfer pricing and other international tax contingencies

The total net accrual included in the Group Financial Statements to cover the worldwide exposure to transfer pricing audits is $595m, an increase of $72m compared to 2013.

AstraZeneca faces a number of transfer pricing audits in jurisdictions around the world and, in some cases, is in dispute with the tax authorities. The issues under discussion are often complex and can require many years to resolve. Accruals for tax contingencies require management to make estimates and judgements with respect to the ultimate outcome of a tax audit, and actual results could vary from these estimates. The international tax environment presents increasingly challenging dynamics for the resolution of transfer pricing disputes. These disputes usually result in taxable profits being increased in one territory and correspondingly decreased in another. Our balance sheet positions for these matters reflect appropriate corresponding relief in the territories affected. Management considers that at present such corresponding relief will be available, but given the challenges in the international tax environment will keep this aspect under careful review.

Management continues to believe that AstraZeneca’s positions on all its transfer pricing audits and disputes are robust and that AstraZeneca is appropriately provided.

For transfer pricing audits where AstraZeneca and the tax authorities are in dispute, AstraZeneca estimates the potential for reasonably possible additional losses above and beyond the amount provided to be up to $521m (2013: $529m; 2012: $522m), however, management believes that it is unlikely that these additional losses will arise. It is possible that some of these contingencies may reduce in the future to the extent that any tax authority challenge is unsuccessful, or matters lapse following expiry of the relevant statutes of limitation resulting in a reduction in the tax charge in future periods.

Other tax contingencies

Included in the tax accrual is $1,680m relating to a number of other tax contingencies, a reduction of $373m mainly due to releases following expiry of statute of limitations and exchange rate effects offset by the impact of an additional year of transactions relating to contingencies for which accruals had already been established. For these tax exposures, AstraZeneca does not expect material additional losses. It is, however, possible that some of these contingencies may reduce in the future if any tax authority challenge is unsuccessful or matters lapse following expiry of the relevant statutes of limitation resulting in a reduction in the tax charge in future periods.

Timing of cash flows and interest

It is not possible to estimate the timing of tax cash flows in relation to each outcome, however, it is anticipated that a number of significant disputes may be resolved over the next one to two years. Included in the provision is an amount of interest of $227m (2013: $344m; 2012: $248m). Interest is accrued as a tax expense.

AstraZeneca Annual Report and Form 20-F Information 2014	187

Financial Statements    > Notes to the Group Financial Statements

28 Operating leases

Total rentals under operating leases charged to profit were as follows:

	2014		2013		2012
	$m		$m		$m
Operating leases	185		188		197
The future minimum lease payments under operating leases that have initial or remaining terms in excess of one year at 31 December 2014 were as follows:
	2014		2013		2012
	$m		$m		$m

Obligations under leases comprise:
Not later than one year	100		92		102
Later than one year and not later than five years	247		248		223
Later than five years	91		110		109
Total future minimum lease payments	438		450		434
29 Statutory and other information
	2014		2013		2012
	$m		$m		$m

Fees payable to KPMG LLP and its associates:
Group audit fee	2.5		2.2		2.2

Fees payable to KPMG LLP and its associates for other services:
The audit of subsidiaries pursuant to legislation	5.0		5.0		5.0
Audit-related assurance services	2.5		2.6		2.2
Tax compliance services	0.3		0.6		0.8
Tax advisory services	–		–		0.1
Other assurance services	0.5		0.6		1.1
Corporate finance services	–		0.5		–

Fees payable to KPMG LLP in respect of the Group’s pension schemes:
The audit of subsidiaries’ pension schemes	0.5		0.4		0.5
	11.3	[1]	11.9	[1]	11.9	[1]

[1] 2014 fees payable to KPMG LLP (2013 and 2012: Fees payable to KPMG Audit Plc).

Audit-related assurance services include fees of $1.8m (2013: $1.7m; 2012: $1.7m) in respect of section 404 of the Sarbanes-Oxley Act.

Related party transactions

The Group had no material related party transactions which might reasonably be expected to influence decisions made by the users of these Financial Statements.

Key management personnel compensation

Key management personnel are defined for the purpose of disclosure under IAS 24 ‘Related Party Disclosures’ as the members of the Board and the members of the SET.

	2014		2013		2012
	$’000		$’000		$’000
Short-term employee benefits	30,252		25,029		19,451
Post-employment benefits	2,265		2,323		2,137
Termination benefits	–		3,855		1,672
Share-based payments	20,253		16,509		15,304
	52,770		47,716		38,564

Total remuneration is included within employee costs (see Note 26). Further details of Directors’ emoluments are included in the Directors’ Remuneration Report from pages 100 to 128.

30 Subsequent events

On 12 January 2015, the Group completed the sale of Myalept (metreleptin) to Aegerion Pharmaceuticals, Inc. Under the terms of the agreement, Aegerion have paid AstraZeneca $325m to acquire the global rights to develop, manufacture and commercialise Myalept, subject to an existing distributor licence with Shionogi covering Japan, South Korea, and Taiwan. The transaction did not include the transfer of any AstraZeneca employees or facilities. At 31 December 2014, the Group’s balance sheet included $126m of intangible assets associated with Myalept, which were disposed of in this transaction.

188	AstraZeneca Annual Report and Form 20-F Information 2014

Principal Subsidiaries

At 31 December 2014	Country	Percentage of voting share capital held	Principal activity

UK
AstraZeneca UK Limited	England	100	Research and development, manufacturing, marketing
AstraZeneca Treasury Limited	England	100	Treasury

Continental Europe
AstraZeneca Dunkerque Production SCS	France	100	Manufacturing
AstraZeneca SAS	France	100	Research, manufacturing, marketing
AstraZeneca GmbH	Germany	100	Development, manufacturing, marketing
AstraZeneca Holding GmbH	Germany	100	Manufacturing, marketing
AstraZeneca SpA	Italy	100	Marketing
AstraZeneca Farmaceutica Spain SA	Spain	100	Marketing
AstraZeneca AB	Sweden	100	Research and development, manufacturing, marketing
AstraZeneca BV	Netherlands	100	Marketing

The Americas
AstraZeneca do Brasil Limitada	Brazil	100	Manufacturing, marketing
AstraZeneca Canada Inc.	Canada	100	Research, marketing
AZ Reinsurance Limited	Cayman Islands	100	Insurance and reinsurance underwriting
IPR Pharmaceuticals Inc.	Puerto Rico	100	Development, manufacturing, marketing
Amylin Pharmaceuticals, LLC	US	100	Manufacturing
AstraZeneca LP	US	100	Research and development, manufacturing, marketing
AstraZeneca Pharmaceuticals LP	US	100	Research and development, manufacturing, marketing
Zeneca Holdings Inc.	US	100	Manufacturing, marketing
MedImmune, LLC	US	100	Research and development, manufacturing, marketing

Asia, Africa & Australasia
AstraZeneca Pty Limited	Australia	100	Development, manufacturing, marketing
AstraZeneca Pharmaceuticals Co., Limited	China	100	Research and development, manufacturing, marketing
AZ (Wuxi) Trading Co. Limited	China	100	Marketing
AstraZeneca KK	Japan	100	Manufacturing, marketing

All shares are held indirectly.

The companies and other entities listed above are those whose results or financial position principally affected the figures shown in the Group Financial Statements. A full list of subsidiaries, joint ventures and associates will be annexed to the Company’s next annual return filed with the Registrar of Companies. The country of registration or incorporation is stated alongside each company. The accounting year ends of subsidiaries and associates are 31 December. AstraZeneca operates through 191 subsidiaries worldwide. Products are manufactured in 17 countries worldwide and are sold in over 100 countries. The Group Financial Statements consolidate the Financial Statements of the Company and its subsidiaries at 31 December 2014.

AstraZeneca Annual Report and Form 20-F Information 2014	189

Financial Statements

Independent Auditor’s Report to the Members

of AstraZeneca PLC only

Opinions and conclusions arising from our audit

1. Our opinion on the Parent Company Financial Statements is unmodified

We have audited the Parent Company Financial Statements of AstraZeneca PLC for the year ended 31 December 2014 set out on pages 191 to 195. In our opinion the Parent Company Financial Statements:

>	give a true and fair view of the state of the Company’s affairs as at 31 December 2014;
>	have been properly prepared in accordance with UK Accounting Standards; and
>	have been prepared in accordance with the requirements of the Companies Act 2006.

2. Our opinion on other matters prescribed by the Companies Act 2006 is unmodified

In our opinion:

>	the part of the Directors’ Remuneration Report to be audited has been properly prepared in accordance with the Companies Act 2006; and
>	the information given in the Strategic Report and the Directors’ Report for the financial year for which the Financial Statements are prepared is consistent with the Parent Company Financial Statements.

3. We have nothing to report in respect of the matters on which we are required to report by exception the Companies Act 2006 requires us to report to you if, in our opinion:

>	adequate accounting records have not been kept by the Parent Company, or returns adequate for our audit have not been received from branches not visited by us; or
>	the Parent Company Financial Statements and the part of the Directors’ Remuneration Report to be audited are not in agreement with the accounting records and returns; or
>	certain disclosures of directors’ remuneration specified by law are not made; or
>	we have not received all the information and explanations we require for our audit.

We have nothing to report in respect of the above responsibilities.

4. Other matter – we have reported separately on the Group Financial Statements

We have reported separately on the Group Financial Statements of AstraZeneca PLC for the year ended 31 December 2014.

Scope of report and responsibilities

As explained more fully in the Directors’ Responsibilities Statement set out on page 129, the directors are responsible for the preparation of the Parent Company Financial Statements and for being satisfied that they give a true and fair view. A description of the scope of an audit of Financial Statements is provided on the Financial Reporting Council’s website at www.frc.org.uk/auditscopeukprivate. This report is made solely to the Company’s members as a body and is subject to important explanations and disclaimers regarding our responsibilities, published on our website www.kpmg.com/uk/ auditscopeukco2014a, which are incorporated into this report as if set out in full and should be read to provide an understanding of the purpose of this report, the work we have undertaken and the basis of our opinions.

Antony Cates

(Senior Statutory Auditor)

for and on behalf of KPMG LLP,

Statutory Auditor

Chartered Accountants

15 Canada Square, London, E14 5GL

5 February 2015

190	AstraZeneca Annual Report and Form 20-F Information 2014

Company Balance Sheet

at 31 December

AstraZeneca PLC

		2014	2013
	Notes	$m	$m

Fixed assets
Fixed asset investments	1	27,426	27,269

Current assets
Debtors – other		15	14
Debtors – amounts owed by Group undertakings		7,303	7,713
		7,318	7,727

Creditors: Amounts falling due within one year
Non-trade creditors	2	(1,467)	(957)
Interest-bearing loans and borrowings	3	(912)	(750)
		(2,379)	(1,707)
Net current assets		4,939	6,020
Total assets less current liabilities		32,365	33,289

Creditors: Amounts falling due after more than one year
Amounts owed to Group undertakings	3	(283)	(283)
Interest-bearing loans and borrowings	3	(7,889)	(8,052)
		(8,172)	(8,335)
Net assets		24,193	24,954

Capital and reserves
Called-up share capital	6	316	315
Share premium account	4	4,261	3,983
Capital redemption reserve	4	153	153
Other reserves	4	2,754	2,847
Profit and loss account	4	16,709	17,656
Shareholders’ funds	5	24,193	24,954

$m means millions of US dollars.

The Company Financial Statements from page 191 to 195 were approved by the Board on 5 February 2015 and were signed on its behalf by

Pascal Soriot	Marc Dunoyer
Director	Director

Company’s registered number 2723534

AstraZeneca Annual Report and Form 20-F Information 2014	191

Financial Statements

Company Accounting Policies

Basis of accounting

The Company Financial Statements are prepared under the historical cost convention in accordance with the Companies Act 2006 and UK GAAP. The Group Financial Statements are presented on pages 134 to 189 and have been prepared in accordance with IFRSs as adopted by the EU and as issued by the IASB and in accordance with the Group Accounting Policies set out on pages 138 to 142.

The following paragraphs describe the main accounting policies under UK GAAP, which have been applied consistently.

Accounting standards issued but not yet adopted

FRS 101 ‘Reduced Disclosure Framework’ and FRS 102 ‘The Financial Reporting Standard applicable in the UK and the Republic of Ireland’ have been issued by the Financial Reporting Council and are effective for accounting periods beginning on or after 1 January 2015. The Company intends to adopt FRS 101 as the basis for preparation of its Company-only financial statements for the year ended 31 December 2015 and will, in accordance with the FRC’s reduced disclosure framework, provide an opportunity for shareholders to serve objections to the Company’s proposal.

Foreign currencies

Profit and loss account items in foreign currencies are translated into US dollars at average rates for the relevant accounting periods. Assets and liabilities are translated at exchange rates prevailing at the date of the Company Balance Sheet. Exchange gains and losses on loans and on short-term foreign currency borrowings and deposits are included within net interest payable. Exchange differences on all other transactions, except relevant foreign currency loans, are taken to operating profit.

Taxation

The charge for taxation is based on the result for the year and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and for accounting purposes. Full provision is made for the effects of these differences. Deferred tax assets are recognised where it is more likely than not that the amount will be realised in the future. These estimates require judgements to be made including the forecast of future taxable income. Deferred tax balances are not discounted.

Accruals for tax contingencies require management to make judgements and estimates in relation to tax audit issues. Tax benefits are not recognised unless the tax positions will probably be sustained. Once considered to be probable, management reviews each material tax benefit to assess whether a provision should be taken against full recognition of that benefit on the basis of potential settlement through negotiation and/or litigation.

Any recorded exposure to interest on tax liabilities is provided for in the tax charge. All provisions are included in creditors due within one year.

Investments

Fixed asset investments, including investments in subsidiaries, are stated at cost less any provision for impairment.

Share-based payments

The issuance by the Company to employees of its subsidiaries of a grant of awards over the Company’s shares represents additional capital contributions by the Company to its subsidiaries. An additional investment in subsidiaries results in a corresponding increase in shareholders’ equity. The additional capital contribution is based on the fair value of the grant issued, allocated over the underlying grant’s vesting period, less the market cost of shares charged to subsidiaries in settlement of such share awards.

Financial instruments

Loans and other receivables are held at amortised cost. Long-term loans payable are held at amortised cost.

Litigation

Through the normal course of business, AstraZeneca is involved in legal disputes, the settlement of which may involve cost to the Company. Provision is made where an adverse outcome is probable and associated costs can be estimated reliably. In other cases, appropriate descriptions are included.

192	AstraZeneca Annual Report and Form 20-F Information 2014

Notes to the Company Financial Statements

1 Fixed asset investments

	Investments in subsidiaries
	Shares	Loans	Total
	$m	$m	$m
At 1 January 2014	16,271	10,998	27,269
Additions	–	1,306	1,306
Transfer to current assets	–	(1,034)	(1,034)
Capital reimbursement	(85)	–	(85)
Exchange	–	(33)	(33)
Amortisation	–	3	3
At 31 December 2014	16,186	11,240	27,426

A list of principal subsidiaries is included on page 189.

2 Non-trade creditors

	2014	2013
	$m	$m
Amounts due within one year
Short-term borrowings (unsecured)	1,309	789
Other creditors	150	161
Amounts owed to Group undertakings	8	7
	1,467	957

3 Loans

		Repayment	2014	2013
		dates	$m	$m

Amounts due within one year
Interest-bearing loans and borrowings (unsecured)
5.4% Callable bond	US dollars	2014	–	750
5.125% Non-callable bond	euros	2015	912	–
			912	750

Amounts due after more than one year
Amounts owed to subsidiaries (unsecured)
7.2% Loan	US dollars	2023	283	283
Interest-bearing loans and borrowings (unsecured)
5.125% Non-callable bond	euros	2015	–	1,035
5.9% Callable bond	US dollars	2017	1,747	1,746
1.95% Callable bond	US dollars	2019	996	996
0.875% Non-callable bond	euros	2021	902	–
5.75% Non-callable bond	pounds sterling	2031	540	573
6.45% Callable bond	US dollars	2037	2,718	2,717
4% Callable bond	US dollars	2042	986	985
			7,889	8,052

	2014	2013
	$m	$m
Loans or instalments thereof are repayable:
After five years from balance sheet date	5,429	5,554
From two to five years	2,743	1,746
From one to two years	–	1,035
Within one year	912	750
Total unsecured	9,084	9,085

All loans are at fixed interest rates. Accordingly, the fair values of the loans will change as market rates change. However, since the loans are held at amortised cost, changes in interest rates and the credit rating of the Company do not have any effect on the Company’s net assets.

AstraZeneca Annual Report and Form 20-F Information 2014	193

Financial Statements    > Notes to the Company Financial Statements

4 Reserves

	Share	Capital		Profit
	premium	redemption	Other	and loss	2014	2013
	account	reserve	reserves	account	Total	Total
	$m	$m	$m	$m	$m	$m
At beginning of year	3,983	153	2,847	17,656	24,639	21,648
Profit for the year	–	–	–	2,584	2,584	6,067
Dividends	–	–	–	(3,532)	(3,532)	(3,499)
Amortisation of loss on cash flow hedge	–	–	–	1	1	1
Share-based payments	–	–	(93)	–	(93)	(57)
Issue of AstraZeneca PLC Ordinary Shares	278	–	–	–	278	479
At end of year	4,261	153	2,754	16,709	23,877	24,639
Distributable reserves at end of year	–	–	1,841	16,709	18,550	19,497

As permitted by section 408(4) of the Companies Act 2006, the Company has not presented its own profit and loss account.

At 31 December 2014, $16,709m (2013: $17,656m) of the profit and loss account reserve was available for distribution. Included in other reserves is a special reserve of $157m, arising on the redenomination of share capital in 1999.

Included within other reserves at 31 December 2014 is $913m (2013: $1,006m) in respect of cumulative share-based payment awards. These amounts are not available for distribution.

5 Reconciliation of movement in shareholders’ funds

	2014	2013
	$m	$m
At beginning of year	24,954	21,960
Net profit for the financial year	2,584	6,067
Dividends	(3,532)	(3,499)
Amortisation of loss on cash flow hedge	1	1
Share-based payments	(93)	(57)
Issue of AstraZeneca PLC Ordinary Shares	279	482
Net (decrease)/increase in shareholders’ funds	(761)	2,994
Shareholders’ funds at end of year	24,193	24,954

Details of dividends paid and payable to shareholders are given in Note 23 to the Group Financial Statements.

6 Share capital

	Allotted, called-up and fully paid
	2014	2013
	$m	$m
Issued Ordinary Shares ($0.25 each)	316	315
Redeemable Preference Shares (£1 each – £50,000)	–	–
	316	315

The Redeemable Preference Shares carry limited class voting rights and no dividend rights. This class of shares is capable of redemption at par at the option of the Company on the giving of seven days’ written notice to the registered holder of the shares.

The movements in share capital during the year can be summarised as follows:

	No. of shares	$m
At 1 January 2014	1,257,170,087	315
Issues of shares	5,973,251	1
At 31 December 2014	1,263,143,338	316

Share option schemes

A total of 6.0m Ordinary Shares were issued during the year in respect of share option schemes (2013: 10.4m Ordinary Shares). Details of Directors’ interests in options are shown in the Directors’ Remuneration Report.

Shares held by subsidiaries

No shares in the Company are held by subsidiaries.

194	AstraZeneca Annual Report and Form 20-F Information 2014

7 Litigation and environmental liabilities

In addition to those matters disclosed below, there are other cases where the Company is named as a party to legal proceedings. These include the Seroquel IR product liability litigation and the Nexium product liability litigation each of which are described more fully in Note 27 to the Group Financial Statements.

Foreign Corrupt Practices Act

In connection with an investigation into Foreign Corrupt Practices Act issues in the pharmaceutical industry, AstraZeneca has received inquiries from the DOJ and the SEC regarding, among other things, sales practices, internal controls, certain distributors and interactions with healthcare providers and other government officials in several countries. AstraZeneca is co-operating with these inquiries. AstraZeneca’s investigation has involved indications of inappropriate conduct in certain countries, including China. Resolution of this matter could involve the payment of fines and/or other remedies.

Dutch National Competition Authority investigation

In December 2014, the Dutch National Competition Authority, the ACM, issued its decision that AstraZeneca had not abused a dominant position with respect to Nexium. It has now closed its file.

Other

The Company has guaranteed the external borrowing of a subsidiary in the amount of $288m.

8 Statutory and other information

The Directors were paid by another Group company in 2014 and 2013.

AstraZeneca Annual Report and Form 20-F Information 2014	195

Financial Statements

Group Financial Record

	2010	2011	2012
	Restated [2]	Restated [2]	Restated [2]	2013	2014
For the year ended 31 December	$m	$m	$m	$m	$m

Revenue and profits
Revenue	33,269	33,591	27,973	25,711	26,095
Cost of sales	(6,389)	(6,026)	(5,393)	(5,261)	(5,842)
Distribution costs	(335)	(346)	(320)	(306)	(324)
Research and development expense	(5,318)	(5,523)	(5,243)	(4,821)	(5,579)
Selling, general and administrative costs	(10,414)	(11,161)	(9,839)	(12,206)	(13,000)
Profit on disposal of subsidiary	–	1,483	–	–	–
Other operating income and expense	712	777	970	595	787
Operating profit	11,525	12,795	8,148	3,712	2,137
Finance income	65	50	42	50	78
Finance expense	(660)	(562)	(544)	(495)	(963)
Share of after tax losses of joint ventures	–	–	–	–	(6)
Profit before tax	10,930	12,283	7,646	3,267	1,246
Taxation	(2,880)	(2,333)	(1,376)	(696)	(11)
Profit for the period	8,050	9,950	6,270	2,571	1,235
Other comprehensive income for the period, net of tax	85	(480)	135	(113)	(1,506)
Total comprehensive income for the period	8,135	9,470	6,405	2,458	(271)
Profit attributable to:
Equity holders of the Company	8,022	9,917	6,240	2,556	1,233
Non-controlling interests	28	33	30	15	2

Earnings per share
Earnings per $ 0.25 Ordinary Share (basic)	$5.58	$7.29	$4.95	$2.04	$0.98
Earnings per $ 0.25 Ordinary Share (diluted)	$5.55	$7.25	$4.94	$2.04	$0.98
Dividends	$2.41	$2.70	$2.85	$2.80	$2.80

Return on revenues
Operating profit as a percentage of revenues	34.6%	38.1%	29.1%	14.4%	8.2%
Ratio of earnings to fixed charges	25.2	29.5	19.9	9.9	6.1

	2010	2011	2012
	Restated [2]	Restated [2]	Restated [2]	2013	2014
At 31 December	$m	$m	$m	$m	$m

Statement of Financial Position
Property, plant and equipment, goodwill and intangible assets	28,986	27,267	32,435	31,846	38,541
Other investments and non-current receivables	535	543	940	2,513	2,138
Deferred tax assets	1,475	1,514	1,111	1,205	1,219
Current assets	25,131	23,506	19,048	20,335	16,697
Total assets	56,127	52,830	53,534	55,899	58,595
Current liabilities	(16,787)	(15,752)	(13,903)	(16,051)	(17,330)
Non-current liabilities	(15,936)	(13,612)	(15,685)	(16,595)	(21,619)
Net assets	23,404	23,466	23,946	23,253	19,646
Share capital	352	323	312	315	316
Reserves attributable to equity holders	22,855	22,917	23,419	22,909	19,311
Non-controlling interests	197	226	215	29	19
Total equity and reserves	23,404	23,466	23,946	23,253	19,646

	2010	2011	2012	2013	2014
For the year ended 31 December	$m	$m	$m	$m	$m

Cash flows
Net cash inflow/(outflow) from:
Operating activities	10,680	7,821	6,948	7,400	7,058
Investing activities[1]	(2,226)	(2,022)	(1,859)	(2,889)	(7,032)
Financing activities[1]	(7,334)	(9,321)	(4,923)	(3,047)	(2,705)
	1,120	(3,522)	166	1,464	(2,679)

[1]	Investing activities and Financing activities were restated in 2011 to reclassify cash paid in hedge contracts relating to dividend payments from Investing activities to Financing activities.
[2]	Restatement in 2013 on adoption of IAS 19 (2011) as detailed in the Accounting Policies section of the 2013 Group Financial Statements.

For the purpose of computing the ratio of earnings to fixed charges, earnings consist of the income from continuing ordinary activities before taxation of Group companies and income received from companies owned 50% or less, plus fixed charges. Fixed charges consist of interest on all indebtedness, amortisation of debt discount and expense, and that portion of rental expense representative of the interest factor.

196	AstraZeneca Annual Report and Form 20-F Information 2014

Additional Information

Development Pipeline

as at 31 December 2014

Phase III/Pivotal Phase II/Registration

NMEs and significant additional indications

Submission dates shown for assets in Phase III and beyond. As disclosure of compound information is balanced by the business need to maintain confidentiality, information in relation to some compounds listed here has not been disclosed at this time.

			Date					Estimated Filing
			Commenced
Compound	Mechanism	Area Under Investigation	Phase	US		EU		Japan	China
Cardiovascular and Metabolic diseases
Brilinta/Brilique[1]	ADP receptor antagonist	arterial thrombosis		Launched		Launched		Filed	Launched
Epanova#	omega-3 free fatty acids	hypertriglyceridaemia		Approved				2017	2019
Farxiga/Forxiga[2]	SGLT-2 inhibitor	Type 2 diabetes		Launched		Launched		Launched	Filed
Myalept[3]	leptin analogue	lipodystrophy		Launched		Q4 2015		N/A
roxadustat#	hypoxia-inducible factor prolyl	anaemia in CKD/ESRD	Q3 2014	2018		N/A		N/A	H2 2016
	hydroxylase inhibitor
Oncology
AZD9291	EGFR tyrosine kinase inhibitor	advanced EGFRm T790M NSCLC	Q2 2014	Q2 2015		Q2 2015		Q3 2015	2017
Caprelsa	VEGFR/EGFR tyrosine kinase	medullary thyroid cancer		Launched		Launched		Filed	Filed
	inhibitor with RET kinase activity
MEDI4736# PACIFIC	anti-PD-L1 MAb	stage III NSCLC	Q2 2014	2017		2020		2020
MEDI4736# ATLANTIC¶	anti-PD-L1 MAb	3rd line NSCLC	Q1 2014	H1 2016		2017		2017
moxetumomab pasudotox#	anti-CD22 recombinant	hairy cell leukaemia	Q2 2013	2018		2018
	immunotoxin
Lynparza (olaparib)	PARP inhibitor	BRCAm PSR ovarian cancer		Launched	[4]	Approved
Lynparza (olaparib) SOLO-1	PARP inhibitor	1st line BRCAm ovarian cancer	Q3 2013	2017		2017		2017	2018
Lynparza (olaparib) SOLO-2	PARP inhibitor	BRCAm PSR ovarian cancer	Q3 2013	H1 2016		H1 2016		H2 2016	2018
Lynparza (olaparib) GOLD	PARP inhibitor	2nd line gastric cancer	Q3 2013					2017	2018
Lynparza (olaparib) OlympiA	PARP inhibitor	adjuvant breast cancer	Q2 2014	2020		2020		2020	2021
Lynparza (olaparib) OlympiAD	PARP inhibitor	metastatic breast cancer	Q2 2014	2016		2016		2016	2018
selumetinib# SELECT-1	MEK inhibitor	2nd line KRAS+ NSCLC	Q4 2013	2017		2017
selumetinib# ASTRA	MEK inhibitor	differentiated thyroid cancer	Q3 2013	2017		2017
selumetinib# SUMIT	MEK inhibitor	uveal melanoma	Q2 2014	Q4 2015		Q4 2015
tremelimumab¶	anti-CTLA-4 MAb	mesothelioma	Q2 2014	H1 2016		H2 2016
Respiratory, Inflammation and Autoimmunity
benralizumab# CALIMA	anti-IL-5R MAb	severe asthma	Q4 2013	H2 2016		H2 2016
SIROCCO ZONDA BORA
benralizumab# TERRANOVA	anti-IL-5R MAb	COPD	Q3 2014	2018		2018
GALATHEA
brodalumab# AMAGINE-1,2,3	anti-IL-17R MAb	psoriasis	Q3 2012	2015++		2015++
brodalumab# AMVISION-1,2	anti-IL-17R MAb	psoriatic arthritis	Q1 2014	++		++
lesinurad CLEAR 1,2 CRYSTAL	selective uric acid reabsorption	chronic treatment of patients	Q4 2011	Q1 2015	[5]	Filed	[6]
	inhibitor (SURI)	with gout
PT003 GFF	LAMA/LABA	COPD	Q2 2013	Q3 2015		H1 2016		2017	2017
PT001 GP	LAMA	COPD	Q2 2013
tralokinumab STRATOS 1,2	anti-IL-13 MAb	severe asthma	Q3 2014	2018		2018		2018
TROPOS
Infection
CAZ AVI# RECLAIM	cephalosporin/beta lactamase	serious infections	Q1 2012	N/A		Q1 2015			H2 2016
	inhibitor
CAZ AVI# REPROVE	cephalosporin/beta lactamase	hospital-acquired pneumonia/	Q2 2013	N/A		2017			2018
	inhibitor	ventilator-associated pneumonia
Zinforo#	extended spectrum	pneumonia/skin infections		N/A		Launched		N/A	Filed
	cephalosporin with affinity to penicillin-binding proteins
Neuroscience
Movantik/Moventig#7	oral peripherally-acting mu-opioid	opioid-induced constipation		Approved		Approved
	receptor antagonist

#	Partnered product.
¶	Registrational Phase II/III study.
++	Filing is the responsibility of the partner.
[1]	Brilinta in the US; Brilique in rest of world.
[2]	Farxiga in the US; Forxiga in rest of world.
[3]	Divested to Aegerion effective 9 January 2015.
[4]	Launched simultaneously with US approval December 2014.
[5]	Submission made in US in December 2014, acceptance anticipated Q1 2015.
[6]	Filing accepted January 2015.
[7]	Movantik in the US; Moventig in EU.

AstraZeneca Annual Report and Form 20-F Information 2014	197

Additional Information

Development Pipeline continued

Phases I and II

NMEs and significant additional indications

				Date	Estimated Filing
Commenced
Compound	Mechanism	Area Under Investigation	Phase	Phase	US	EU	Japan	China
Cardiovascular and Metabolic diseases
tenapanor (AZD1722)#	NHE3 inhibitor	ESRD-Pi/CKD with T2DM1	II	Q1 2013
AZD4901	hormone modulator	polycystic ovarian syndrome	II	Q2 2013
MEDI6012	LCAT	ACS	I	Q1 2012
MEDI8111	Rh-factor II	trauma/bleeding	I	Q1 2014
Oncology
AZD1775#	WEE-1 inhibitor	ovarian cancer	II	Q4 2012
AZD2014	mTOR serine/threonine kinase inhibitor	solid tumours	II	Q1 2013
AZD4547	FGFR tyrosine kinase inhibitor	solid tumours	II	Q4 2011
MEDI-551#	anti-CD19 MAb	CLL/DLBCL	II	Q1 2012
MEDI-573#	anti-IGF MAb	metastatic breast cancer	II	Q2 2012
Lynparza (olaparib)	PARP inhibitor	prostate cancer	II	Q3 2014
selumetinib#	MEK inhibitor	2nd line KRAS- NSCLC	II	Q1 2013
AZD5363#	AKT kinase inhibitor	breast cancer	II	Q1 2014
MEDI4736#	anti-PD-L1 MAb	solid tumours	II	Q3 2014
moxetumomab pasudotox#	anti-CD22 recombinant immunotoxin	pALL	II	Q3 2014
AZD6094 (volitinib)#	MET tyrosine kinase inhibitor	papillary renal cell carcinoma	II	Q2 2014
AZD9291	EGFR tyrosine kinase inhibitor	1st line advanced EGFRm NSCLC	II	Q4 2014
AZD3759	EGFR tyrosine kinase inhibitor	advanced EGFRm NSCLC	I	Q4 2014
AZD5312#	androgen receptor inhibitor	solid tumours	I	Q2 2014
AZD6738	ATR serine/threonine kinase inhibitor	solid tumours	I	Q4 2013
AZD8186	PI3 kinase beta inhibitor	solid tumours	I	Q2 2013
AZD8835	PI3 kinase alpha inhibitor	solid tumours	I	Q4 2014
AZD9150#	STAT3 inhibitor	haematological malignancies	I	Q1 2012
AZD9291 + (MEDI4736# or selumetinib# or volitinib#) TATTON	EGFR tyrosine kinase inhibitor + (anti-PD-L1 or MEK inhibitor or MET tyrosine kinase inhibitor)	advanced EGFRm NSCLC	I	Q3 2014
AZD9496	selective oestrogen receptor downregulator (SERD)	ER+ breast cancer	I	Q4 2014
MEDI4736# after (AZD9291 or Iressa or (selumetinib# + docetaxel) or tremelimumab)	anti-PD-L1 MAb + (EGFR tyrosine kinase inhibitor or MEK inhibitor or anti-CTLA-4 MAb)	NSCLC	I	Q3 2014
MEDI-565#	anti-CEA BiTE MAb	solid tumours	I	Q1 2011
MEDI0639#	anti-DLL-4 MAb	solid tumours	I	Q2 2012
MEDI0680	anti-PD-1 MAb	solid tumours	I	Q4 2013
MEDI3617#	anti-ANG-2 MAb	solid tumours	I	Q4 2010
MEDI4736#	anti-PD-L1 MAb	various cancers	I	Q3 2014
MEDI4736# + MEDI0680	anti-PD-L1 MAb + anti-PD-1 MAb	solid tumours	I	Q2 2014
MEDI4736# + MEDI6469#	anti-PD-L1 MAb + murine OX40 agonist	solid tumours	I	Q3 2014
MEDI4736# + dabrafenib + trametinib[2]	anti-PD-L1 MAb + BRAF inhibitor + MEK inhibitor	melanoma	I	Q1 2014
MEDI4736# + Iressa	anti-PD-L1 MAb + EGFR tyrosine kinase inhibitor	NSCLC	I	Q2 2014
MEDI4736# + tremelimumab	anti-PD-L1 MAb + anti- CTLA-4 MAb	solid tumours	I	Q4 2013
MEDI-551# + MEDI0680	anti-CD19 MAb + anti-PD-1 MAb	DLBCL	I	Q4 2014
MEDI-551# + rituximab[3]	anti-CD19 MAb + anti-CD20 MAb	haematological malignancies	I	Q2 2014
MEDI6383#	OX40 agonist	solid tumours	I	Q3 2014
MEDI6469#	murine OX40 agonist	solid tumours	I	Q1 2006
MEDI6469# + tremelimumab	murine OX40 agonist + anti-CTLA-4 MAb	solid tumours	I	Q4 2014

198	AstraZeneca Annual Report and Form 20-F Information 2014

				Date	Estimated Filing
Commenced
Compound	Mechanism	Area Under Investigation	Phase	Phase	US	EU	Japan	China
Respiratory, Inflammation and Autoimmunity
AZD0548	LABA	asthma/COPD	II	Q4 2007
AZD2115#4	MABA	COPD	II	Q2 2012
AZD7624	inhaled P38 inhibitor	COPD	II	Q4 2014
AZD9412#	inhaled interferon ß	asthma/COPD	II	Q1 2010
anifrolumab#	anti-IFN-alphaR MAb	SLE	II	Q1 2012
brodalumab#	anti-IL-17R MAb	asthma	II	Q2 2013
mavrilimumab#	anti-GM-CSFR MAb	rheumatoid arthritis	II	Q1 2010
MEDI2070#	anti-IL-23 MAb	Crohn’s disease	II	Q1 2013
MEDI7183#	anti-a4b7 MAb	Crohn’s disease/ulcerative colitis	II	Q4 2012
MEDI9929#	anti-TSLP MAb	asthma	II	Q2 2014
PT010	LAMA/LABA/ICS	COPD	II	Q2 2014
RDEA3170	selective uric acid reabsorption inhibitor (SURI)	chronic management of hyperuricaemia in patients with gout	II	Q3 2013
sifalimumab#	anti-IFN-alpha MAb	SLE	II	Q3 2008
tralokinumab	anti-IL-13 MAb	IPF	II	Q4 2012
AZD1419#	TLR9 agonist	asthma	I	Q3 2013
AZD7594	inhaled SGRM	asthma/COPD	I	Q3 2012
AZD8999	MABA	COPD	I	Q4 2013
MEDI-551#	anti-CD19 MAb	multiple sclerosis	I	Q3 2012
MEDI4920	anti-CD40L-Tn3 fusion protein	primary Sjögren’s syndrome	I	Q2 2014
MEDI5872#	anti-B7RP1 MAb	SLE	I	Q4 2008
Infection
AZD0914	GyrAR	serious bacterial infections	II	Q4 2014
AZD5847	oxazolidinone anti-bacterial	tuberculosis	II	Q4 2012
inhibitor
CXL#	beta lactamase inhibitor/ cephalosporin	MRSA	II	Q4 2010
MEDI4893	MAb binding to S. aureus toxin	hospital-acquired pneumonia/ serious S. aureus infection	II	Q4 2014
ATM AVI#	monobactam/beta lactamase inhibitor	targeted serious bacterial infections	I	Q4 2012
MEDI-550	pandemic influenza virus vaccine	pandemic influenza prophylaxis	I	Q2 2006
MEDI-559	paediatric RSV vaccine	RSV prophylaxis	I	Q4 2008
MEDI3902	anti-Psl/PcrV	pseudomonas	I	Q3 2014
MEDI7510	RSV sF+GLA-SE	prevention of RSV disease in older adults	I	Q2 2014
MEDI8897#	anti-RSV MAb-YTE	passive RSV prophylaxis	I	Q2 2014
Neuroscience
AZD3241	myeloperoxidase inhibitor	multiple system atrophy[5]	II	Q2 2012
AZD3293#	beta-secretase inhibitor	Alzheimer’s disease	II	Q4 2014
AZD5213	histamine-3 receptor antagonist	Tourette’s syndrome/ neuropathic pain	II	Q4 2013
AZD8108	NMDA antagonist	suicidal ideation	I	Q4 2014
MEDI1814	anti-amyloid beta MAb	Alzheimer’s disease	I	Q2 2014

#	Partnered product.
[1]	Fluid retention indication for tenapanor terminated in Q2 2014.
[2]	MedImmune-sponsored study in collaboration with GSK.
[3]	MedImmune-sponsored study in collaboration with Genentech.
[4]	Development on hold pending further pre-clinical evaluation.
[5]	Multiple system atrophy is now the lead indication for this molecule.

AstraZeneca Annual Report and Form 20-F Information 2014	199

Additional Information

Development Pipeline continued

LCM projects

			Date	Estimated Filing
			Commenced
Compound	Mechanism	Area Under Investigation	Phase	US		EU	Japan	China
Cardiovascular and Metabolic diseases
Brilinta/Brilique[1] EUCLID	ADP receptor antagonist	outcomes study in patients with peripheral artery disease	Q4 2012	2017		2017	2017	2018
Brilinta/Brilique[1] HESTIA	ADP receptor antagonist	prevention of vaso-occlusive crises in paediatric patients with sickle cell disease	Q4 2014	2020		2020
Brilinta/Brilique[1] PEGASUS-TIMI 54	ADP receptor antagonist	outcomes study in patients with prior MI	Q4 2010	Q2 2015		Q2 2015	Q4 2015	2017
Brilinta/Brilique[1] SOCRATES	ADP receptor antagonist	outcomes study in patients with	Q1 2014	H1 2016		H1 2016	H2 2016	2017
		stroke or TIA
Brilinta/Brilique[1] THEMIS	ADP receptor antagonist	outcomes study in patients with Type 2 diabetes and CAD, but without a previous history of MI or stroke	Q1 2014	2017		2017	2018	2018
Bydureon Dual Chamber Pen	GLP-1 receptor agonist	Type 2 diabetes		Launched		Approved	Filed
Bydureon EXSCEL	GLP-1 receptor agonist	Type 2 diabetes outcomes study	Q2 2010	2018		2018	2018
Bydureon weekly suspension	GLP-1 receptor agonist	Type 2 diabetes	Q1 2013	Q4 2015		Q4 2015
Epanova STRENGTH	omega-3 free fatty acids	outcomes study in statin- treated patients at high CV risk, with persistent hypertriglyceridaemia plus low HDL-cholesterol	Q4 2014	2020		2020	2020	2020
Farxiga/Forxiga[2] DECLARE-TIMI 58	SGLT-2 inhibitor	Type 2 diabetes outcomes study	Q2 2013	2020		2020
Farxiga/Forxiga[2]	SGLT-2 inhibitor	Type 1 diabetes	Q4 2014	2018		2017	2018
Kombiglyze XR/Komboglyze[3]	DPP-4 inhibitor/metformin FDC	Type 2 diabetes		Launched		Launched		Filed
Onglyza SAVOR-TIMI 53	DPP-4 inhibitor	Type 2 diabetes outcomes study	Q2 2010	Filed		Launched		2015
saxagliptin/dapagliflozin FDC	DPP-4 inhibitor/ SGLT-2 inhibitor FDC	Type 2 diabetes	Q2 2012	Q1 2015	[4]	Q2 2015
Xigduo XR/Xigduo[5]	SGLT-2 inhibitor/metformin FDC	Type 2 diabetes		Launched		Launched
Oncology
Caprelsa	VEGFR/EGFR tyrosine kinase inhibitor with RET kinase activity	differentiated thyroid cancer	Q2 2013	H1 2016		H1 2016	H1 2016
Faslodex FALCON	oestrogen receptor antagonist	1st line hormone receptor +ve advanced breast cancer	Q4 2012	H2 2016		H2 2016	H2 2016	H2 2016
Respiratory, Inflammation and Autoimmunity
Duaklir Genuair	LAMA/LABA	COPD				Approved
Symbicort SYGMA-1	ICS/LABA	as needed use in mild asthma	Q4 2014	N/A		2018
Symbicort[6]	ICS/LABA	Breath Actuated Inhaler asthma/ COPD
Neuroscience
Diprivan#	sedative and anaesthetic	conscious sedation		N/A		Launched	Filed	Launched
Gastrointestinal
Entocort	glucocorticoid steroid	Crohn’s disease/ulcerative colitis		Launched		Launched	Q3 2015	N/A
linaclotide#	GC-C receptor peptide agonist	irritable bowel syndrome with		N/A		N/A	N/A	Q4 2015
		constipation (IBS-C)
Nexium	proton pump inhibitor	refractory reflux esophagitis					Filed
Nexium	proton pump inhibitor	stress ulcer prophylaxis						2017
Nexium	proton pump inhibitor	paediatrics		Launched		Launched	H2 2016

#	Partnered product.
[1]	Brilinta in the US; Brilique in rest of world.
[2]	Farxiga in the US; Forxiga in rest of world.
[3]	Kombiglyze XR in the US; Komboglyze in the EU.
[4]	Submission made in US in December 2014, acceptance anticipated Q1 2015.
[5]	Xigduo XR in the US; Xigduo in the EU.
[6]	Development of a new BAI device is ongoing.

Discontinued projects (between 1 January and 31 December 2014)

NME/LCM projects	Compound	Reason for Discontinuation	Area Under Investigation
NME	AZD1208	Safety/efficacy	haematological malignancies
NME	AZD1979	Safety/efficacy	obesity
NME	AZD4721	Safety/efficacy	COPD
NME	AZD5069	Safety/efficacy	asthma
NME	AZD6423	Safety/efficacy	suicidal ideation
NME	AZD8848#	Safety/efficacy	asthma
NME	MEDI8968#	Safety/efficacy	COPD/HS
NME	MEDI9287	Economic	avian influenza
LCM	Iressa IMPRESS	Safety/efficacy	treatment beyond progression

#	Partnered product.

200	AstraZeneca Annual Report and Form 20-F Information 2014

Additional Information

Patent Expiries

Patent expiries for our key marketed products

Our patents are or may be challenged by third parties. Generic products may be launched ‘at risk’ and our patents may be revoked, circumvented or found not to be infringed. For more information, please see Risk from page 203. Many of our products are subject to challenges by third parties. Details of material challenges by third parties can be found in Note 27 to the Financial Statements from page 182. The expiry dates shown below include any granted SPC/PTE and/or Paediatric Exclusivity periods. (In Europe, the exact SPC situation may vary by country as different Patent Offices may grant SPC at different rates.) A number of our products are subject to generic competition in one or more markets. Further information can be found in the Geographical Review from page 220.

US

	US patent expiry		US revenue ($m)
Key marketed products	New Chemical Entity patent(s)	Expiry dates of other patents (such as Orange Book)	2014		2013		2012
Atacand[1]		2015	44		72		150
Brilinta	2018, 2019	2021, 2030	146		73		19
Bydureon		2016, 2017, 2018, 2020, 2021, 2024, 2025, 2026, 2028	374		131		37
Byetta		2016, 2017, 2018, 2020	199		152		74
Crestor[2]	2016	2018, 2021, 2022	2,918		2,912		3,164
Faslodex		2021	340		324		310
Iressa	2017		–		–		–
Kombiglyze XR	2023	2025	–	[3]	–	[3]	–	[3]
Nexium	2015[4]	2015, 2016, 2018, 2020	1,876		2,123		2,272
Onglyza	2023	2028	481		265		237
Pulmicort[5]		2018, 2019	211		224		233
Seloken/Toprol-XL			91		131		320
Seroquel XR6		2017	738		743		811
Symbicort		2017, 2018, 2021, 2023, 2024, 2026, 2028, 2029	1,511		1,233		1,003
Synagis	2015	2023	499		617		611
Zoladex		2021, 2022	26		23		24

China, EU and Japan

				China, EU and Japan combined revenue ($m)[7]
Key marketed products	China patent expiry	EU patent expiry[8]	Japan patent expiry	2014		2013		2012
Atacand Patents	[9]	Expired	[9]	151		200		409
Brilique NCE Patents Non-NCE Patents	2018, 2019 2021	2018, 2024 2021	2018, 2019 2021, 2027	232		155		54
Bydureon Non-NCE Patents	2020, 2021, 2025	2017, 2020, 2021, 2022, 2024, 2026[10]	2018, 2021, 2024, 2025	59		17		–
Byetta Non-NCE Patents	2020	2017, 2018, 2020, 2021[10]	2018, 2020	105		46		–
Crestor NCE Patent Non-NCE Patents	2020, 2021	2017 2020	2017 2021, 2023	1,877		1,864		1,848
Eklira Genuair[11] NCE Patent Non-NCE Patents	2020 2016, 2022, 2025, 2027	2025 2016, 2022, 2025, 2027, 2028	2020 2016, 2022, 2025, 2027	12		–		–
Faslodex Non-NCE Patents	2021	2021	2026	295		272		268
Iressa NCE Patent	2016	2019[12]	2018	459		489		472
Kombiglyze XR NCE Patent Non-NCE Patents	2021 2025	2026 2025	–	–	[3]	–	[3]	–	[3]
Komboglyze NCE Patent Non-NCE Patents	2021 2025	2026 2025	–	–	[3]	–	[3]	–	[3]
Nexium NCE Patent Non-NCE Patents	Expired 2015, 2018, 2019	Expired 2018	2018 2018, 2019	966		828		626
Onglyza NCE Patent Non-NCE Patents	2021 2025	2024 2025	–	164		62		50

AstraZeneca Annual Report and Form 20-F Information 2014	201

Additional Information

Patent Expiries continued

				China, EU and Japan combined revenue ($m)[7]
Key marketed products	China patent expiry	EU patent expiry[8]	Japan patent expiry	2014	2013	2012
Pulmicort[13] Non-NCE Patents	2018	2018	2018	564	481	469
Seloken/Toprol-XL Non-NCE Patents	Expired	Expired	Expired	428	400	373
Seroquel XR Non-NCE Patents	2017	2017	[14]	306	381	465
Symbicort Non-NCE Patents	2018	2018, 2019	2017, 2019, 2020	1,666	1,634	1,606
Synagis Active entity Patent Non-NCE Patents	2015 –	2015 2023	2015 2023	401	443	427
Zoladex Non-NCE Patents	2021	2021	2021	526	581	657

[1]	Atacand HCT.
[2]	A settlement agreement permits Watson Laboratories, Inc. and Actavis, Inc (together, Watson) to begin selling its generic version of Crestor and its rosuvastatin zinc product beginning 2 May 2016.
[3]	Komboglyze/Kombiglyze XR revenue is included in the Onglyza revenue figure.
[4]	Licence agreements with Teva and Ranbaxy Pharmaceuticals Inc. and other generic companies allow each to launch a generic version in the US from May 2014, subject to regulatory approval.
[5]	A licence agreement with Teva permits their ongoing sale in the US of a generic version from December 2009. The 2018 expiry relates to the Flexhaler device, while the 2019 expiry relates to the formulation in the Flexhaler presentation and also to Respules.
[6]	Licence agreements with various generics companies allow launches of generic versions of Seroquel XR in the US from 1 November 2016 or earlier upon certain circumstances, subject to regulatory approval.
[7]	Aggregate revenue for China, the EU and Japan.
[8]	Expiry in major EU markets.
[9]	Takeda retained rights.
[10]	There is eight years data exclusivity and two years market exclusivity for Byetta and Bydureon to 2016.
[11]	AstraZeneca acquired the rights to Eklira Genuair effective 1 November 2014. 2014 revenues reflected from 1 November 2014.
[12]	SPC expires March 2019. There is eight years data exclusivity and two years market exclusivity for Iressa in the EU to June 2019.
[13]	The 2018 expiry relates to the formulation in the Turbuhaler presentation and also to Respules.
[14]	Rights licensed to Astellas.

202	AstraZeneca Annual Report and Form 20-F Information 2014

Additional Information

Risk

In the Strategy section on pages 10 to 31, we provide an overview of the principal risks we face and our efforts to manage them. In this section we describe in further detail our key risk management and assurance mechanisms and the principal risks and uncertainties we consider material to our business, as they may significantly affect our financial condition, results of operations and/or reputation. Specific risks and uncertainties are also discussed in the Strategic Report from page 2, where relevant.

Managing risk

As a global, innovation-driven biopharmaceutical business, we face a diverse range of risks and uncertainties that may adversely affect our business. Our approach to risk management is designed to encourage clear decision making as to which risks we take and how these risks are managed, based on an understanding of the potential strategic, commercial, financial, compliance, legal and reputational implications of these risks.

We work continuously to ensure that we have effective risk management processes in place to support the delivery of our strategic priorities, the material needs of our stakeholders and our values. We monitor our business activities and external and internal environments for new, emerging and changing risks to ensure that these are managed appropriately.

The Board believes that the processes and accountabilities that exist and are described below, provide it with adequate information on the principal risks and uncertainties we face. Further information about these risks and uncertainties is set out in this section.

Risk management embedded in business processes

We strive to ensure that sound risk management is embedded in our strategy, planning, budgeting and performance management processes. The Board has defined the Group’s risk appetite expressing the acceptable levels of risk for the Group using three key dimensions. These are: (i) earnings and cash flow; (ii) return on investment; and (iii) ethics. This definition provides a clear statement by the Board of its position on risk, which enables the Group, in both quantitative and qualitative terms, to judge the level of risk it is prepared to take so as to achieve its overall objectives.

Annually, the Group develops a long-term business plan to support the delivery of its strategy, which the Board reviews to ensure that it conforms to its risk appetite. Our risk management approach is aligned to our strategy and business planning processes. Financial risks and opportunities identified through the business planning process are cross-checked and integrated into the overall risk management reporting. Line managers are accountable for identifying and managing risks and for delivering business objectives in accordance with the Group’s risk appetite.

Within each SET function, leadership teams discuss the risks the business faces. Annually, these risks are mapped to AstraZeneca’s risk ‘taxonomy’ providing a Group-wide assessment that is shared with the Board, Audit Committee and SET. Quarterly each SET function identifies any changes to these risks, its mitigation plans and new and emerging risks. The quarterly updates are assimilated into a Group Risk Report for the Board, Audit Committee and SET. Supporting tools are in place to assist risk leaders and managers in this process and we continue to work on developing our risk management standards and guidelines. We develop business continuity plans to address situations where specific risks have the potential to severely impact our business. These plans include training and crisis simulation activities for business managers.

Key responsibilities

Internal Audit Services (IA)

IA is an independent assurance and advisory function that reports, and is accountable, to the Audit Committee. IA’s budget, resources and audit programme are approved by the Audit Committee annually and the findings from its audit work are reported to, and discussed at, each Audit Committee meeting. A core part of the audit work carried out by IA includes assessing how we are managing risk and reviewing the effectiveness of selected aspects of our risk control framework, including the effectiveness of other assurance and compliance functions within the business.

Global Compliance

Our Global Compliance function seeks to drive and embed a culture of ethics and integrity within our organisation.

Our key compliance priorities include

>	focusing our efforts on important compliance risk areas
>	communicating clear policies to employees
>	improving compliance behaviours through effective training and support
>	ensuring employees can raise concerns and that those concerns will be properly addressed
>	ensuring fair and objective investigations of possible policy breaches
>	monitoring compliance with policies
>	providing key stakeholders with assurance and effective reporting of material issues.

AstraZeneca Annual Report and Form 20-F Information 2014	203

Additional Information

Risk continued

These priorities are aligned to our strategy and reflect our commitment to provide oversight at all levels, including risk management relating to external parties and anti-bribery/anti-corruption. IA and Global Compliance work closely together and separately provide assurance reporting to the Audit Committee. Through the Group Compliance Council, Global Compliance and IA work with various specialist compliance functions throughout our organisation to co-ordinate compliance activities.

When a potential compliance breach is identified, an internal investigation is undertaken by appropriate staff from our Global Compliance, HR and/or Legal teams. When appropriate, external advisers are engaged to conduct and/or advise on investigations. Should an investigation conclude that a significant breach has occurred, management, in consultation with our Legal function, will consider whether the Group needs to disclose and/or report the findings to a regulatory or governmental authority.

More information on IA and our overall risk management and control framework can be found in the Corporate Governance Report from page 86.

Management of risk

Day-to-day risk management is delegated from the Board to the CEO and through the SET to line managers. SET functions are accountable for establishing an appropriate line management-led process and for providing the resources for supporting effective risk management.

Line and project managers have primary responsibility, within the context of their functional area, for identifying and managing risk as well as for implementing appropriate controls and procedures to monitor effectiveness.

Oversight and monitoring

The SET is responsible for overseeing and monitoring the effectiveness of the risk management processes implemented by management. The Global Compliance and Finance functions, together with IA, support the SET by advising on policy and standard setting, monitoring and auditing, communication and training, as well as reporting on the adequacy of line management processes as they apply to risk management.

Our compliance organisation is comprised of the Global Compliance function and various specialist compliance functions. More information about Global Compliance and the Code of Conduct can be found in the Corporate Governance Report from page 86.

Management reporting and assurance

Quarterly risk reports are provided to the SET and the Board. Among other things, these reports summarise our current assessment of the principal risks facing the Group, including environmental, social and governance risks, senior management accountability and our proposed plans to address these risks, to the extent possible.

The Audit Committee comprises five Non-Executive Directors. It reviews and reports to the Board following each Audit Committee meeting on the overall framework of risk management and internal controls, and is responsible for promptly informing the Board of any significant concerns about the conduct, results or outcomes of internal audits and other compliance matters. The Audit Committee receives regular reports from our external auditor and the following business functions

>	IA: independent assurance reports on the Group’s risk management and control framework
>	Global Compliance: reports on key compliance risks, compliance incidents and investigations, including contact made by employees via AZethics via our helplines
>	Financial Control and Compliance Group: reports on Sarbanes-Oxley Act compliance and the financial control framework
>	Management: the Group-level risk summary from the annual business planning process and reports on the performance management and monitoring processes, key risks and opportunities analysis from the business plan, quarterly Group level risk reports and ad hoc comprehensive reviews of specific risks.

For more information on the Audit Committee, please see the Audit Committee Report from page 96.

Principal risks and uncertainties

Operating in the pharmaceutical sector carries various inherent risks and uncertainties that may affect our business. In the remainder of this section we describe the principal risks and uncertainties that we consider material to our business in that they may have a significant effect on our financial condition, results of operations and/ or reputation.

These risks are not listed in any particular order of priority. Other risks, unknown or not currently considered material, could have a similar effect. We believe that the forward-looking statements about AstraZeneca in this Annual Report, identified by words such as ‘anticipates’, ‘believes’, ‘expects’ and ‘intends’, and that include, among other things, the statements made in Outlook in the Chairman’s Statement and Future prospects in the Financial Review from page 5 and from page 81 respectively, are based on reasonable assumptions. However, forward-looking statements involve inherent risks and uncertainties such as those summarised below. They relate to events that may occur in the future, that may be influenced by factors beyond our control and that may have actual outcomes materially different from our expectations.

204	AstraZeneca Annual Report and Form 20-F Information 2014

Product pipeline risks	Impact

Failure to meet development targets

The development of any pharmaceutical product candidate is a complex, risky and lengthy process involving significant financial, R&D and other resources, which may fail at any stage of the process due to various factors. These include failure to obtain the required regulatory or marketing approvals for the product candidate or its manufacturing facilities; unfavourable clinical efficacy data; safety concerns; failure of R&D to develop new product candidates; failure to demonstrate adequate cost-effective benefits to regulatory authorities and/or payers; and the emergence of competing products.

Because our business model and strategy rely on the success of relatively few compounds, the failure of any in-line production may have a significant negative effect on our business or results of operations.

Production and release schedules for biologics may be more significantly impacted by regulatory processes than other products. This is due to more complex and stringent regulation on the manufacturing of biologics and their supply chain.

A succession of negative drug project results and a failure to reduce development timelines effectively, or produce new products that achieve the expected commercial success, could frustrate the achievement of development targets, adversely affect the reputation of our R&D capabilities, and is likely to materially adversely affect our business and results of operations. See also Failure to achieve strategic priorities or to meet targets or expectations on page 217.

Difficulties obtaining and maintaining regulatory approvals for new products

We are subject to strict controls on the commercialisation processes for our pharmaceutical products, including their development, manufacture, distribution and marketing. Safety, efficacy and quality must be established before a drug can be marketed for a given indication. The criteria for establishing safety, efficacy and quality may vary by country or region and the submission of an application to regulatory authorities may or may not lead to the grant of marketing approval. Regulators can refuse to grant approval or may require additional data before approval is given, even though the medicine may already be launched in other countries. Approved products are also subject to regulations, and a failure to comply can potentially result in losing regulatory approval to market our products. Regulations may require a company to conduct additional clinical trials after a drug’s approval, which can result in increased costs, labelling challenges or loss of regulatory approval.

Factors, including advances in science and technology, evolving regulatory science, and different approaches to benefit/risk tolerance by regulatory authorities, the general public, and other third party public interest groups influence the initial approvability of new drugs. Existing marketed products are also subject to these same forces, and new data and meta-analyses have the potential to drive changes in the approval status or labelling. Recent years have seen an increase in post-marketing regulatory requirements and commitments, and an increased call for third party access to regulatory and clinical trial data packages for independent analysis and interpretation.

Politically motivated and unpredictable policy making by governments and regulators can adversely influence regulatory decision making, often leading to severe delays in regulatory approval. The predictability of the outcome and timing of review processes remains challenging due to evolving regulatory science, competing regulatory priorities, unpredictable policy making and downward pressure on regulatory authority resources.

Delays in regulatory reviews and approvals impact patient and market access. In addition, post-approval requirements result in increased costs and may impact the labelling and approval status of currently marketed products.

AstraZeneca Annual Report and Form 20-F Information 2014	205

Additional Information

Risk continued

Product pipeline risks continued	Impact

Failure to obtain and enforce effective IP protection

Our ability to obtain and enforce patents and other IP rights in relation to our products is an important element of our ability to protect our investment in R&D and create long-term value for the business. Some countries in which we operate are still developing their IP laws or may even be limiting the applicability of these laws to pharmaceutical inventions. Adverse political perspectives on the desirability of strong IP protection for pharmaceuticals in certain emerging and even developed markets may limit our ability to obtain effective IP protection for our products. As a result, certain countries may seek to limit or deny effective IP protection for pharmaceuticals.

Limitations on the availability of patent protection or the use of compulsory licensing in certain countries in which we operate could have a material adverse effect on the pricing and sales of our products and, consequently, could materially adversely affect our revenues from those products. More information about protecting our IP is contained in the Intellectual Property section from page 68. Information about the risk of patent litigation and the early loss of IP rights is contained in the Expiry or loss of, or limitations to, IP rights risk on page 208.

Delay to new product launches

Our continued success depends on the development and successful launch of innovative new drugs. The anticipated launch dates of major new products significantly affect our business, including investment in large clinical studies, the manufacture of pre-launch product stocks, investment in marketing materials pre-launch, sales force training and the timing of anticipated future revenue streams from new product sales. Launch dates are primarily driven by our development programmes and the demands of the regulatory authorities in the approvals process, as well as pricing negotiations. Delays to anticipated launch dates may result from various factors, including adverse findings in pre-clinical or clinical studies, regulatory demands, price negotiation, competitor activity and technology transfer.

Significant delays to anticipated launch dates of new products could have a material adverse effect on our financial condition and/or results of operations. For example, for the launch of products that are seasonal in nature, delays in regulatory approvals or manufacturing difficulties may delay launch to the next season which, in turn, may significantly reduce the return on costs incurred in preparing for the launch for that season. In addition, a delayed launch may lead to increased costs if, for example, marketing and sales efforts need to be rescheduled or performed for longer than expected.

Acquisitions and strategic alliances, including licensing and collaborations, may be unsuccessful

We seek licensing arrangements and strategic collaborations to expand our product portfolio and geographical presence as part of our business strategy.

Such licensing arrangements and strategic collaborations are key, enabling us to grow and strengthen the business. The success of such arrangements is largely dependent on the technology and other IP rights we acquire, and the resources, efforts and skills of our partners. Also, under many of our licensing arrangements and strategic collaborations, we make milestone payments well in advance of the commercialisation of the products, with no assurance that we will recoup these payments.

Furthermore, we experience strong competition from other pharmaceutical companies in respect of licensing arrangements, strategic collaborations, and acquisition targets, and therefore, we may be unsuccessful in implementing some of our intended projects.

We may also seek to acquire complementary businesses or enter into other strategic transactions. The integration of an acquired business could involve incurring significant debt and unknown or contingent liabilities, as well as having a negative effect on our reported results of operations from acquisition-related charges, amortisation of expenses related to intangibles and charges for the implementation of long-term assets. We may also experience difficulties in integrating geographically separated organisations, systems and facilities, and personnel with different organisational cultures.

If we fail to complete these types of collaborative projects in a timely manner, on a cost-effective basis, or at all, this may limit our ability to access a greater portfolio of products, IP technology and shared expertise.

Additionally, disputes or difficulties in our relationship with our collaborators or partners may arise, often due to conflicting priorities or conflicts of interest between parties, which may erode or eliminate the benefits of these alliances.

The incurrence of significant debt or liabilities due to the integration of an acquired business could cause deterioration in our credit rating and result in increased borrowing costs and interest expense.

Further, if liabilities are uncovered in an acquired business, an acquired business fails to perform in line with expectations, or a strategic transaction does not deliver the results we intended, then the Group or our shareholders may suffer losses and may not have adequate remedies against the seller or third parties. Integration processes may also result in business disruption, diversion of management resources, the loss of key employees and other issues, such as a failure to integrate IT and other systems.

206	AstraZeneca Annual Report and Form 20-F Information 2014

Commercialisation and business execution risks	Impact

Challenges to achieving commercial success of new products

The successful launch of a new pharmaceutical product involves substantial investment in sales and marketing activities, launch stocks and other items. The commercial success of our new medicines is particularly important to replace lost sales following patent expiry. We may ultimately be unable to achieve commercial success for any number of reasons. These include difficulties in manufacturing sufficient quantities of the product candidate for development or commercialisation in a timely manner, the impact of price control measures imposed by governments and healthcare authorities, the outcome of negotiations with third party payers, erosion of IP rights, including infringement by third parties, failure to show a differentiated product profile and changes in prescribing habits.

As a result, we cannot be certain that compounds currently under development will achieve success, and our ability to accurately assess, prior to launch, the eventual efficacy or safety of a new product once in broader clinical use can only be based on data available at that time, which is inherently limited due to relatively short periods of product testing and relatively small clinical study patient samples.

The commercialisation of biologics is often more complex than for small molecule pharmaceutical products, primarily due to differences in the mode of administration, technical aspects of the product, and rapidly changing distribution and reimbursement environments.

Our products are subject to competition by other products approved for the same or similar indication, and the approval of a competitive product that is considered superior with, or equivalent to, one of our products may result in immediate and significant decreases in our sales.

If a new product does not succeed as anticipated or its rate of sales growth is slower than anticipated, there is a risk that we may be unable to fully recoup the costs incurred in launching it, which could materially adversely affect our business or results of operations.

Due to the complexity of the commercialisation process for biologics, the methods of distributing and marketing biologics could materially adversely impact our revenues from the sales of products, such as Synagis and FluMist/Fluenz.

Illegal trade in our products

The illegal trade in pharmaceutical products is widely recognised by industry, non-governmental organisations and governmental authorities to be increasing. Illegal trade includes counterfeiting, theft and illegal diversion (that is, when our products are found in a market where we did not send them and where they may not be locally approved). There is a risk to public health when illegally traded products enter the supply chain, as well as associated financial risk. Regulators and the public expect us to help reduce opportunities for illegal trade in our products through securing the integrity of our supply chain, surveillance, investigation and supporting legal action against those found to be engaged in illegal trade.

Public loss of confidence in the integrity of pharmaceutical products as a result of illegal trade could materially adversely affect our reputation and financial performance. In addition, undue or misplaced concern about this issue may cause some patients to stop taking their medicines, with consequential risks to their health. Authorities may take action, financial or otherwise, if they believe we are liable for breaches in our own supply chains.

There is also a direct financial loss when counterfeit, stolen and/or illegally diverted products replace sales of genuine products or genuine products are recalled following discovery of counterfeit, stolen and/or illegally diverted products.

AstraZeneca Annual Report and Form 20-F Information 2014	207

Additional Information

Risk continued

Commercialisation and business execution risks continued	Impact

Developing our business in Emerging Markets

The development of our business in Emerging Markets is a critical factor in determining our future ability to sustain or increase our global product revenues. This poses various challenges including: more volatile economic conditions and/or political environments; competition from multinational and local companies with existing market presence; the need to identify and to leverage appropriate opportunities for sales and marketing; poor IP protection; inadequate protection against crime (including counterfeiting, corruption and fraud); inadequate infrastructure to address disease outbreaks (such as the Ebola virus); the need to impose developed market compliance standards; the need to meet a more diverse range of national regulatory, clinical and manufacturing requirements; inadvertent breaches of local and international law; not being able to recruit appropriately skilled and experienced personnel; identification of the most effective sales and marketing channels and route to market; and interventions by national governments or regulators restricting market access and/or introducing adverse price controls.

The failure to exploit potential opportunities appropriately in Emerging Markets may materially adversely affect our reputation, business or results of operations.

Expiry or loss of, or limitations to, IP rights

Pharmaceutical products are only protected from being copied during the limited period of protection under patent rights and/or related IP rights such as Regulatory Data Protection or orphan drug status. Expiry or loss of these rights typically leads to the immediate launch of generic copies of the product in the country where the rights have expired or been lost. See the Patent Expiries section on page 201, which contains a table of certain patent expiry dates for our key marketed products.

Additionally, the expiry or loss of patents covering other innovator companies’ products may also lead to increased competition for our own, still-patented, products in the same product class due to the availability of generic products in that product class. Further, there may be increased pricing pressure on our still-patented products due to the lower prices of generic entrants.

Products under patent protection or within the period of Regulatory Data Protection typically generate significantly higher revenues than those not protected by such rights. Our revenues, financial condition and results of operations may be materially adversely affected upon expiry or early loss of our IP rights due to generic entrants into the market for the applicable product. Additionally, the loss of patent rights covering major products of other pharmaceutical companies may materially adversely affect the growth of our still-patented products in the same product class in that market.

208	AstraZeneca Annual Report and Form 20-F Information 2014

Commercialisation and business execution risks continued	Impact

Pressures resulting from generic competition

Our products compete not only with other products approved for the same condition, marketed by research-based pharmaceutical companies, but also with generic drugs marketed by drug manufacturers. These competitors may invest more resources into the marketing of their products than we do, depending on the relative priority of these competitor products within their company’s portfolio. Generic versions of products are often sold at lower prices than branded products, as the manufacturer does not have to recoup the significant cost of R&D investment and market development. The majority of our patented products, including Nexium, Crestor and Seroquel XR, are subject to pricing pressures due to competition from generic copies of these products and from generic forms of other drugs in the same product class (for example, generic forms of Losec/Prilosec, Lipitor and Seroquel IR).

As well as facing generic competition upon expiry or loss of IP rights, we also face the risk that generic drug manufacturers seek to market generic versions of our products prior to expiries of our patents and/or the Regulatory Exclusivity periods. For example, we are currently facing challenges in the US from numerous generic drug manufacturers regarding our patents for Nexium and Pulmicort Respules, two of our key products. Generic manufacturers may also take advantage of the failure of certain countries to properly enforce Regulatory Data Protection and may launch generics during this protected period. This is a particular risk in some Emerging Markets where appropriate patent protection may be difficult to obtain or enforce.

If challenges to our patents by generic drug manufacturers succeed and generic products are launched, or generic products are launched ‘at risk’ on the expectation that challenges to our IP will be successful, this may materially adversely affect our financial condition and results of operations. In 2014, US sales for Crestor and Seroquel XR were $2,918 million (2013: $2,912 million) and $738 million (2013: $743 million), respectively. Furthermore, if limitations on the availability, scope or enforceability of patent protection are implemented in jurisdictions in which we operate, generic manufacturers in these countries may be increasingly able to introduce competing products to the market earlier than they would have been able to, had more robust patent protection or Regulatory Data Protection been available.

Effects of patent litigation in respect of IP rights

Any of the IP rights protecting our products may be asserted or challenged in IP litigation initiated against or by external parties. Such IP rights may also be the subject of validity challenges in patent offices. We expect our most valuable products to receive the greatest number of challenges. Despite our efforts to establish and defend robust patent protection for our products, we may not succeed in protecting our patents from such litigation or other challenges.

We also bear the risk that courts may decide that third parties do not infringe our IP rights. This may result in AstraZeneca losing exclusivity and/ or erosion of revenues. Details of proceedings involving non-infringement allegations, including so-called Section 505(b)(2) cases in the US can be found in Note 27 to the Financial Statements from page 182.

Where we assert our IP rights but are ultimately unsuccessful, third parties may seek damages, alleging, for example, that they have been inappropriately restrained from entering the market. In such cases, we bear the risk that we incur liabilities to those third parties.

We also bear the risk that we may be found to infringe patents owned or licensed exclusively by third parties, including research-based and generic pharmaceutical companies and individuals. Infringement accusations may implicate, for example, our manufacturing processes, product intermediates or use of research tools. Details of significant infringement claims against us by third parties enforcing IP rights can be found in Note 27 to the Financial Statements from page 182.

If we are not successful in maintaining exclusive rights to market one or more of our major products, particularly in the US where we achieve our highest revenue, our revenue and margins could be materially adversely affected. If we are ultimately unsuccessful in patent litigation, we may incur liabilities to third parties for damages incurred after enforcing our IP rights.

Managing or litigating infringement disputes over so-called ‘freedom to operate’ can be costly. We may be subject to injunctions against our products or processes and be liable for damages or royalties. We may need to obtain costly licences. These risks may be greater in relation to biologics and vaccines, where patent infringement claims may relate to discovery or research tools, and manufacturing methods and/or biological materials. While we seek to manage such risks by, for example, acquiring licences, forgoing certain activities or uses, or modifying processes to avoid infringement claims and permit commercialisation of our products, such steps can entail significant cost and there is no guarantee that they will be successful.

AstraZeneca Annual Report and Form 20-F Information 2014	209

Additional Information

Risk continued

Commercialisation and business execution risks continued	Impact

Price controls and reductions

Most of our key markets have experienced the implementation of various cost control or reimbursement mechanisms for pharmaceutical products.

For example, in the US, prices are being depressed through restrictive reimbursement policies and cost control tools such as restricted lists and formularies, which employ ‘generic first’ strategies and/or require physicians to obtain prior approval for the use of a branded medicine where a generic alternative exists. These mechanisms can be used by payers to limit the use of branded products and put pressure on manufacturers to reduce net prices. In addition, payers are shifting a greater proportion of the cost of branded medicines to the patient via out-of-pocket payments at the pharmacy counter. The patient out-of-pocket spend is generally in the form of a co-payment or, in some cases, a co-insurance, which is designed, principally, to encourage patients to use generic medicines.

In Emerging Markets, governments are increasingly controlling pricing in the self-pay sector.

A summary of the principal aspects of price regulation and how pricing pressures are affecting our business in our most important markets is set out in Pricing pressure in the Marketplace section on page 17 and opposite in the following risk factor.

Due to these pricing pressures, there can be no certainty that we will be able to charge prices for a product that, in a particular country or in the aggregate, enable us to earn an adequate return on our product investment. These pressures, including the increasingly restrictive reimbursement policies to which we are subject, as well as potential legislation that expands the commercial importation of medicines into the US, could materially adversely affect our business or results of operations.

We expect these pricing pressures will continue, and may increase.

210	AstraZeneca Annual Report and Form 20-F Information 2014

Commercialisation and business execution risks continued	Impact

Economic, regulatory and political pressures

We face continued economic, regulatory and political pressures to limit or reduce the cost of our products.

In 2010, the US enacted the ACA, a comprehensive health reform law that expands insurance coverage, implements delivery system reforms and places a renewed focus on cost and quality. In terms of specific provisions impacting our industry, the law mandates higher rebates and discounts on branded drugs for certain Medicare and Medicaid patients as well as an industry-wide excise fee. Implementation of several health system delivery reforms included in the ACA has commenced and will continue until 2018. The ACA expands the patient population eligible for Medicaid and provides new insurance coverage for individuals through state and federally- operated health insurance exchanges. In general, patients enrolled in the exchanges are subject to higher cost sharing obligations and may not have as robust access to prescription drugs as compared with patients enrolled in Medicare Part D or commercial plans. There will be ongoing scrutiny of the US pharmaceutical industry that could result in further government intervention and financial constraint. For more information, please see Regulatory requirements and Pricing pressure in the Marketplace section from page 16 and page 17, respectively.

In the EU, efforts by the EC to reduce inconsistencies and improve standards in the disparate national pricing and reimbursement systems met with little immediate success as Member States guard their right to make healthcare budget decisions. The industry continues to be exposed in Europe to various ad hoc cost-containment measures and reference pricing mechanisms, which impact prices. There is a trend towards increasing transparency and comparison of prices among EU Member States. Recent controversy regarding the high price of a drug marketed by one of our competitors for chronic hepatitis C may provoke further EU collaboration and may eventually lead to a change in the overall pricing and reimbursement landscape.

Concurrently, many markets are adopting the use of Health Technology Assessment (HTA) to provide a rigorous evaluation of the clinical efficacy of a product, at, or post, launch. HTA evaluations are also increasingly being used to assess the clinical effect, as well as cost-effectiveness, of products in a particular health system. This comes as payers and policymakers attempt to increase efficiencies in the use and choice of pharmaceutical products.

Further information regarding these pressures is contained in Regulatory requirements and Pricing pressure in the Marketplace section from page 16 and page 17, respectively.

While new patients entering the US healthcare system due to the ACA may lead to a slight increase in prescription drug utilisation, it is too early to predict what the financial impact from newly covered individuals may be. Overall, we expect that our financial and other costs resulting from the ACA, many of which we are unable to accurately estimate, will far outweigh any increase in revenues.

The continued disparities in EU and US pricing systems could lead to marked price differentials between markets, which, by way of the implementation of existing or new reference pricing mechanisms, increases the pricing pressure affecting the industry. The importation of pharmaceutical products from countries where prices are low due to government price controls, or other market dynamics, to countries where prices for those products are higher, is already prevalent and may increase. Increased transparency of net prices and strengthened collaboration by governments may accelerate the development of further cost containment policies (such as procurement or the comparison of net prices etc).

AstraZeneca Annual Report and Form 20-F Information 2014	211

Additional Information

Risk continued

Commercialisation and business execution risks continued	Impact

Abbreviated approval processes for biosimilars

While no application for a biosimilar has been made in relation to an AstraZeneca biologic, various regulatory authorities are implementing or considering abbreviated approval processes for biosimilars that would compete with patented biologics.

For example, in 2010, the US enacted the Biologics Price Competition and Innovation Act within the ACA, which contains general directives for biosimilar applications. The FDA issued draft guidance in February 2012 on implementing an abbreviated biosimilar approval pathway. However, significant questions remain, including standards for designation of interchangeability and data collection requirements to support extrapolation of indications. In 2012, the FDA also implemented user fee programmes to support biosimilar product review and policy development. In Europe, the EMA published final guidelines on similar biologics containing MAbs and in May 2012, the first MAb biosimilar application was submitted with recommendation for approval made by the EMA. Notably, various jurisdictions have adopted either the EMA guidelines or those set forth by the WHO to enable biosimilars to enter the market after discrete periods of data exclusivity.

The extent to which biosimilars would differ from patented biologics on price is unclear. However, due to their complex nature, it is uncertain whether biosimilars would have the same impact on patented biologics that generic products have had on patented small molecule products.

In addition, it is uncertain when any such abbreviated approval processes may be fully realised, particularly for more complex protein molecules such as MAbs. Such processes may materially and adversely affect the future commercial prospects for patented biologics, such as the ones that we produce.

Increasing implementation and enforcement of more stringent anti-bribery and anti-corruption legislation

There is an increasing global focus on the implementation and enforcement of anti-bribery and anti-corruption legislation.

For example, in the UK, the Bribery Act 2010 came into force in 2011. It has extensive extra-territorial application, and imposes organisational liability for any bribe paid by persons or entities associated with an organisation where the organisation failed to have adequate preventative procedures in place at the time of the offence. In the US, there has been significant enforcement activity in respect of the Foreign Corrupt Practices Act by the SEC and DOJ against US companies and non-US companies listed in the US. China and other countries are also enforcing their own anti-bribery laws more aggressively and/or adopting tougher new measures.

We are the subject of current anti-corruption investigations and there can be no assurance that we will not, from time to time, continue to be subject to informal inquiries and formal investigations from governmental agencies. In the context of our business, governmental officials interact with us in various roles that are important to our operations, such as in the capacity of a regulator, partner or healthcare payer, reimburser or prescriber, among others. Details of these matters are included in Note 27 to the Financial Statements from page 182.

We devote significant resources to the considerable challenge of compliance with this legislation, including in emerging and developing markets, at considerable cost. Investigations from governmental agencies require additional resources. Despite taking significant measures to prevent breaches of applicable anti-bribery and anti-corruption laws by our personnel and associated third parties, breaches may result in the imposition of significant penalties, such as fines, the requirement to comply with monitoring or self-reporting obligations, or debarment or exclusion from government sales or reimbursement programmes, any of which could materially adversely affect our reputation, business or results of operations.

212	AstraZeneca Annual Report and Form 20-F Information 2014

Commercialisation and business execution risks continued	Impact

Any expected gains from productivity initiatives are uncertain

We continue to implement various productivity initiatives and restructuring programmes with the aim of enhancing the long-term efficiency of the business. However, anticipated cost savings and other benefits from these programmes are based on estimates and the actual savings may vary significantly. In particular, these cost reduction measures are often based on current conditions and cannot always take into account any future changes to the pharmaceutical industry or our operations, including new business developments or wage or price increases.

If inappropriately managed, the expected value of these initiatives could be lost through low employee engagement and hence productivity, increased absence and attrition levels, and industrial action.

Our failure to successfully implement these planned cost reduction measures, either through the successful conclusion of employee relations processes (including consultation, engagement, talent management, recruitment and retention), or the possibility that these efforts do not generate the level of cost savings we anticipate, could materially adversely affect our business or results of operations.

Failure to attract and retain key personnel and failure to successfully engage with our employees

We rely heavily on recruiting and retaining talented employees with a diverse range of skills and capabilities to meet our strategic objectives. For example, the success of our science activities depends largely on our ability to attract and retain sufficient numbers of high-quality researchers and development specialists. We face intense competition for well qualified individuals, as the supply of people with specific skills and significant leadership potential or in specific geographic regions may be limited.

Our ability to achieve high levels of employee engagement in the workforce, and hence benefit from strong commitment and motivation, is key to the successful delivery of our business objectives.

The inability to attract and retain highly skilled personnel, in particular those in key scientific and leadership positions and those in our talent pools, may weaken our succession plans for critical positions in the medium term, may materially adversely affect the implementation of our strategic objectives and could ultimately impact our business or results of operations.

Failure to engage effectively with our employees could lead to business disruption in our day-to-day operations, reduce levels of productivity and/or increase levels of voluntary turnover, all of which could ultimately adversely impact our business or results of operations.

While we are committed to working on improving drivers of engagement, such as increasing our employees’ understanding of our strategy and our ongoing efforts to reduce organisational complexity, our efforts may be unsuccessful.

Failure of information technology and cybercrime

We are dependent on effective IT systems. These systems support key business functions such as our R&D, manufacturing, supply chain and sales capabilities and are an important means of safeguarding and communicating data, including critical or sensitive information, the confidentiality and integrity of which we rely on. The size and complexity of our IT systems, and those of our third party vendors (including outsource providers) with whom we contract, have significantly increased over the past decade and makes such systems potentially vulnerable to service interruptions and security breaches from attacks by malicious third parties, or from intentional or inadvertent actions by our employees or vendors.

Any significant disruption to these IT systems, including breaches of data security or cybersecurity, or failure to integrate new and existing IT systems, could harm our reputation and materially adversely affect our financial condition or results of operations.

While we have invested heavily in the protection of our data and IT, we may be unable to prevent breakdowns or breaches in our systems that could result in disclosure of confidential information, damage to our reputation, regulatory penalties, financial losses and/or other costs.

Significant changes in the business footprint and the implementation of the new IT strategy, including the setting up of captive offshore Global Technology Centres, could lead to temporary loss of capability while the changes are being implemented.

The inability to effectively back-up and restore data could lead to permanent loss of data that could result in non-compliance with applicable laws and regulations.

We and our vendors could be susceptible to third party attacks on our information security systems. Such attacks are of ever increasing levels of sophistication and are made by groups and individuals with a wide range of motives and expertise, including criminal groups, ‘hacktivists’ and others. From time to time we experience malicious intrusions and computer viruses.

AstraZeneca Annual Report and Form 20-F Information 2014	213

Additional Information

Risk continued

Commercialisation and business execution risks continued	Impact

Failure of outsourcing
We have outsourced various business critical operations to third party providers. This includes certain R&D processes, IT systems, HR and finance and accounting services.

The failure of outsource providers to deliver timely services, and to the required level of quality, and the failure of outsource providers to co-operate with each other, could materially adversely affect our financial condition or results of operations. In addition, such failures could adversely impact our ability to meet business targets, maintain a good reputation within the industry and with stakeholders, and result in non-compliance with applicable laws and regulations.

A failure to successfully manage and implement the integration of IT infrastructure services provided by our outsource providers could create disruption, which could materially adversely affect our business or results of operations.

In addition, failure to manage outsourcing or insourcing transition processes may disrupt our business. For instance, as we transition services that previously were outsourced to our service centre in Chennai (India), incumbent outsource providers may cease to continue to provide the same level of resources and quality of service.

Supply chain and delivery risks	Impact

Manufacturing biologics

Manufacturing biologics, especially in large quantities, is complex and may require the use of innovative technologies to handle living micro-organisms and facilities specifically designed and validated for this purpose, with sophisticated quality assurance and control procedures.

Final market release of a biologic depends on a number of in-process manufacturing and supply chain parameters to ensure the product conforms with its safety, identity and strength requirements and meets its quality and purity characteristics.

Biologics production facilities, especially for drug substance manufacture, are very specialised and can take years to develop and bring on line as licensed facilities. Predicting demand for certain classes of biologics, especially prior to launch, can be challenging. We expect that external capacity for biologics drug substance production will remain constrained for the next several years and, accordingly, may not be readily available for supplementary production in the event that we experience unforeseen need for such capacity.

Slight variations in any part of the manufacturing process or components may lead to a product that does not meet its stringent design specifications. Failure to meet these specifications may lead to recalls, spoilage, drug product shortages, regulatory action and/or reputational harm.

214	AstraZeneca Annual Report and Form 20-F Information 2014

Supply chain and delivery risks continued	Impact

Difficulties and delays in the manufacturing, distribution and sale of our products

We may experience difficulties and delays in manufacturing our products, such as

>  supply chain disruptions, including those due to natural or man-made disasters at one of our facilities or at a critical supplier or vendor

>  delays related to the construction of new facilities or the expansion of existing facilities, including those intended to support future demand for our products

>  inability to supply products due to a product quality failure or regulatory agency compliance action such as licence withdrawal, product recall or product seizure

>  other manufacturing or distribution problems, including changes in manufacturing production sites, limits to manufacturing capacity due to regulatory requirements, changes in the types of products produced, or physical limitations or other business interruptions that could impact continuous supply.

Manufacturing, distribution and sales difficulties may result in product shortages and significant delays, which may lead to lost sales and materially adversely affect our business, financial condition or results of operations.

Reliance on third party goods and services

We increasingly rely on third parties for the timely supply of goods, such as raw materials (for example, the API in some of our medicines), equipment, formulated drugs and packaging, and services, all of which are key to our operations. Many of these goods are difficult to substitute in a timely manner or at all.

Unexpected events and/or events beyond our control could result in the failure of the supply of goods and services. For example, suppliers of key goods may cease to trade. In addition, we may experience limited supply of biological materials, such as cells, animal products or by-products. Furthermore, government regulations could result in restricted access to, use or transport of such materials.

Third party supply failure could lead to significant delays and/or difficulties in obtaining goods and services on commercially acceptable terms. This may materially adversely affect our business, financial condition or results of operations.

Loss of access to sufficient sources of key goods and biological materials or services may interrupt or prevent planned research activities and/or increase our costs. Further information is contained in Working with suppliers in Manufacturing and Supply from page 57.

Legal, regulatory and compliance risks	Impact

Adverse outcome of litigation and/or governmental investigations

We may be subject to various product liability, consumer commercial, antitrust, environmental, employment or tax litigation or other legal proceedings and governmental investigations. Litigation, particularly in the US, is inherently unpredictable and unexpectedly high awards for damages can result from an adverse verdict. In many cases, plaintiffs may claim compensatory, punitive and statutory damages in extremely high amounts. In particular, the marketing, promotional, clinical and pricing practices of pharmaceutical manufacturers, as well as the manner in which manufacturers interact with purchasers, prescribers and patients, are subject to extensive regulation, litigation and governmental investigation. Many companies, including AstraZeneca, have been subject to claims related to these practices asserted by federal and state governmental authorities and private payers and consumers, which have resulted in substantial expense and other significant consequences. Note 27 to the Financial Statements from page 182 describes the material legal proceedings in which we are currently involved.

Investigations (for example, under the Foreign Corrupt Practices Act or federal or state False Claims Acts described in further detail in Note 27 to the Financial Statements from page 182) or legal proceedings, regardless of their outcome, could be costly, divert management attention, or damage our reputation and demand for our products. Unfavourable resolution of current and similar future proceedings against us could subject us to criminal liability, fines, penalties or other monetary or non-monetary remedies, require us to make significant provisions in our accounts relating to legal proceedings and could materially adversely affect our business or results of operations.

AstraZeneca Annual Report and Form 20-F Information 2014	215

Additional Information

Risk continued

Legal, regulatory and compliance risks continued	Impact

Substantial product liability claims

Pharmaceutical companies have, historically, been subject to large product liability damages claims, settlements and awards for injuries allegedly caused by the use of their products. Adverse publicity relating to the safety of a product or of other competing products may increase the risk of product liability claims.

Substantial product liability claims that result in court decisions against us or in the settlement of proceedings could materially adversely affect our financial condition or results of operations, particularly where such circumstances are not covered by insurance. For more information, see the Limited third party insurance coverage risk on page 219.

Failure to adhere to applicable laws, rules and regulations

Any failure to comply with applicable laws, rules and regulations may result in civil and/or criminal legal proceedings being filed against us, or in us becoming subject to regulatory sanctions. Regulatory authorities have wide-ranging administrative powers to deal with any failure to comply with continuing regulatory oversight and this could affect us, whether such failure is our own or that of our contractors or external partners. Details of product liability claims against us can be found in Note 27 to the Financial Statements from page 182.

Failure to comply with applicable laws, including ongoing control and regulation, could materially adversely affect our business or results of operations. For example, once a product has been approved for marketing by the regulatory authorities, it is subject to continuing control and regulation, such as the manner of its manufacture, distribution, marketing and safety surveillance. For example, if regulatory issues concerning compliance with current Good Manufacturing Practice or safety monitoring regulations for pharmaceutical products (often referred to as pharmacovigilance) arise, this could lead to loss of product approvals, product recalls and seizures, and interruption of production, which could create product shortages and delays in new product approvals, and negatively impact patient access and our reputation.

Failure to adhere to applicable laws, rules and regulations relating to anti-competitive behaviour

Any failure to comply with laws, rules and regulations relating to anti-competitive behaviour may expose us to regulatory sanctions and/or lawsuits from governmental authorities and private, non-governmental entities.

Certain of our commercial arrangements with generics companies, which have sought to settle patent challenges on terms acceptable to both innovator and generics manufacturer, may be subject to challenge by competition authorities.

Where a government authority investigates our adherence to competition laws, or we become subject to private party lawsuits (for example, the US Nexium settlement anti-trust litigation described in more detail in Note 27 to the Financial Statements from page 182), this may result in inspections of our sites or requests for documents and other information. Competition investigations or legal proceedings could be costly, divert management attention or damage our reputation.

Unfavourable resolution of such challenges, investigations or legal proceedings against us could require us to change our commercial practice and could subject us to fines and penalties, third party damages actions and other sanctions. These could materially adversely affect our business or results of operations.

Environmental and occupational health and safety liabilities

We have environmental and/or occupational health and safety-related liabilities at some currently and formerly owned, leased and third party sites, the most significant of which are detailed in Note 27 to the Financial Statements from page 182.

While we carefully manage these liabilities, if a significant compliance issue, environmental, occupational health or safety incident or legal requirement for which we are responsible were to arise, this could result in us being responsible for compensation, fines and/or remediation costs. In some circumstances, such liability could materially adversely affect our business or results of operations. In addition, our financial provisions for any obligations that we may have relating to environmental or occupational health and safety liabilities may be insufficient if the assumptions underlying the provisions, including (for example) our assumptions regarding the portion of waste at a site for which we are responsible, prove incorrect or if we are held responsible for additional contamination or occupational health and safety-related claims.

216	AstraZeneca Annual Report and Form 20-F Information 2014

Legal, regulatory and compliance risks continued	Impact

Misuse of social media platforms and new technology

We increasingly use the internet, social media, mobile applications and other forms of new technology to communicate internally and externally. The accessibility and instantaneous nature of interactions with such media may facilitate or exacerbate the risk of data leakages from within AstraZeneca or false or misleading statements being made about AstraZeneca, which may damage our reputation. As existing social media platforms expand and evolve, and new social media platforms emerge, it becomes increasingly challenging to identify new points of entry and to put structures in place to secure and protect information.

Inappropriate use of certain media vehicles could lead to the unauthorised or unintentional public disclosure of sensitive information (such as personally identifiable information on employees, healthcare professionals or patients, for example, those enrolled in our clinical trials), which may damage our reputation, adversely affect our business or results of operations and expose us to legal risks, as well as additional legal obligations. Similarly, the involuntary public disclosure of commercially sensitive information, such as trade secrets through external media channels, or an information loss could adversely affect our business or results of operations. In addition, negative posts or comments on social media websites about us or, for example, the safety of our products, could harm our reputation.

Economic and financial risks	Impact

Failure to achieve strategic priorities or to meet targets or expectations

We may from time to time communicate our business strategy or our targets or expectations regarding our future financial or other performance (for example, the expectations described in Future prospects in the Financial Review on page 81, which we communicated to investors at our strategy update and our investor day in May and November 2014, respectively). All such statements are of a forward-looking nature and are based on assumptions and judgements we make, all of which are subject to significant inherent risks and uncertainties, including risks and uncertainties that we are unaware of and/or that are beyond our control.

Any failure to successfully implement our business strategy may frustrate the achievement of our financial or other targets or expectations and, in turn, materially damage our brand and materially adversely affect our business, financial position or results of operations.

There can be no guarantee that our financial targets or expectations will materialise on the expected timeline or at all. Actual results may deviate materially and adversely from any such target or expectation, including if one or more of the assumptions or judgements underlying any such target or expectation proves to be incorrect in whole or in part.

AstraZeneca Annual Report and Form 20-F Information 2014	217

Additional Information

Risk continued

Economic and financial risks continued	Impact

Adverse impact of a sustained economic downturn

A variety of significant risks may arise from a sustained global economic downturn. Additional pressure from governments and other healthcare payers on medicine prices and volumes of sales in response to recessionary pressures on budgets may cause a slowdown or a decline in growth in some markets. In some cases, those governments most severely impacted by the economic downturn may seek alternative ways to settle their debts through, for example, the issuance of government bonds which might trade at a discount to the face value of the debt.

In addition, our customers may cease to trade, which may result in losses from writing off debts, or the sustained economic downturn may unfavourably affect the spending patterns of the consumers of our products.

We are highly dependent on being able to access a sustainable flow of liquid funds due to the high fixed costs of operating our business and the long and uncertain development cycles of our products. In a sustained economic downturn, financial institutions with whom we deal may cease to trade and there can be no guarantee that we will be able to access monies owed to us without a protracted, expensive and uncertain process, if at all.

More than 95% of our cash investments are managed centrally and are invested in collateralised bank deposits or AAA credit rated institutional money market funds. Money market funds are backed by institutions in the US and the EU, which, in turn, invest in other funds, including sovereign funds. This means our credit exposure is a mix of US and EU sovereign default risk and financial institution default risk.

While we have adopted cash management and treasury policies to manage this risk (see the Financial risk management policies section on page 81), we cannot be certain that these will be as effective as they are intended to be, in particular in the event of a global liquidity crisis. In addition, open positions where we are owed money and investments we have made in financial institutions or money market funds cannot be guaranteed to be recoverable. Additionally, if we need access to external sources of financing to sustain and/or grow our business, such as the debt or equity capital financial markets, this may not be available on commercially acceptable terms, if at all, in the event of a severe and/or sustained economic downturn. This may, for instance, be the case in the event of any default by the Group on its debt obligations, which may materially adversely affect our ability to secure debt funding in the future or our financial condition in general. Further information on debt funding arrangements is contained in the Financial risk management policies section on page 81.

Political and socio-economic conditions

We operate in over 100 countries around the world, some of which may be subject to political and social instability. There may be disruption to our business if there is instability in a particular geographic region, including as a result of war, terrorism, riot, unstable governments, civil insurrection or social unrest. For instance, our operational risks in Ukraine have increased due to growing political and economic uncertainty in the region.

Deterioration of, or failure to improve, socio-economic conditions, and situations and/or resulting events, depending on their severity, could adversely affect our supply and/or distribution chain in the affected countries and the ability of customers or ultimate payers to purchase our medicines. This could adversely affect our business or results of operations. Broader economic developments, such as potential international sanctions and global oil price developments, could exacerbate this effect in the Ukrainian and Russian markets.

Fluctuations in exchange rates

As a global business, currency fluctuations can significantly affect our results of operations, which are reported in US dollars. Approximately 40% of our global 2014 sales were in the US, which is expected to remain our largest single market for the foreseeable future. Sales in other countries are predominantly in currencies other than the US dollar, including the euro, Japanese yen, Australian dollar and Canadian dollar. We have a growing exposure to emerging market currencies, some of which are subject to exchange controls, and these currencies, such as that of Venezuela, may be subject to material devaluations against the US dollar. Major components of our cost base are located in the UK and Sweden, where an aggregate of approximately 21% of our employees are based.

Movements in the exchange rates used to translate foreign currencies into US dollars may materially adversely affect our financial condition or results of operations. Additionally, some of our subsidiaries import and export goods and services in currencies other than their own functional currency, and so the financial results of such subsidiaries could be affected by currency fluctuations arising between the transaction dates and the settlement dates for these transactions. In addition, there are foreign exchange differences arising on the translation of equity investments in subsidiaries.

218	AstraZeneca Annual Report and Form 20-F Information 2014

Economic and financial risks continued	Impact

Limited third party insurance coverage

In recent years, the costs associated with product liability litigation have increased the cost of, and narrowed the coverage afforded by, pharmaceutical companies’ product liability insurance. To contain insurance costs in recent years, we have continued to adjust our coverage profile, accepting a greater degree of uninsured exposure. The Group has not held any material product liability insurance since February 2006. In addition, where claims are made under insurance policies, insurers may reserve the right to deny coverage on various grounds. For example, product liability litigation cases relating to Crestor and Nexium in the US are not covered by third party product liability insurance. See Note 27 to the Financial Statements from page 182 for details.

If we are found to have a financial liability due to product liability or other litigation, in respect of which we do not have insurance coverage, or if an insurer’s denial of coverage is ultimately upheld, this could materially adversely affect our business or results of operations.

For more information, please see the Substantial product liability claims risk on page 216.

Taxation

The integrated nature of our worldwide operations can produce conflicting claims from revenue authorities as to the profits to be taxed in individual countries. The majority of the jurisdictions in which we operate have double tax treaties with other foreign jurisdictions, which provide a framework for mitigating the incidence of double taxation on our revenues and capital gains.

The resolution of these disputes can result in a reallocation of profits between jurisdictions and an increase or decrease in related tax costs, and has the potential to affect our cash flows and EPS. Claims, regardless of their merits or their outcome, are costly, divert management attention and may adversely affect our reputation.

If any of these double tax treaties should be withdrawn or amended, especially in a territory where a member of the Group is involved in a taxation dispute with a tax authority in relation to cross-border transactions, such withdrawal or amendment could materially adversely affect our business or results of operations, as could a negative outcome of a tax dispute or a failure by the tax authorities to agree through competent authority proceedings. See the Financial risk management policies section on page 81 for tax risk management policies and Note 27 to the Financial Statements on page 187 for details of current tax disputes.

Pensions
Our pension obligations are backed by assets invested across the broad investment market. Our most significant obligations relate to the UK pension fund.

Sustained falls in these asset values will strain pension fund solvency levels, which may result in requirements for additional cash, restricting cash available for strategic business growth. Similarly, if the liabilities increase due to a sustained low interest rate environment, this will reduce pension fund solvency ratios. The likely increase in the IAS 19 accounting deficit generated by any of these factors may cause the credit rating agencies to review our credit rating, with the potential to negatively affect our ability to raise debt. See Note 20 to the Financial Statements from page 162 for further details of the Group’s pension obligations.

AstraZeneca Annual Report and Form 20-F Information 2014	219

Additional Information

Geographical Review

This section contains further information about the performance of our products within the geographical areas in which our sales and marketing efforts are focused.

Our financial performance

											2014			2013	2012
										Actual	CER		Actual	CER
									Sales	growth	growth	Sales	growth	growth	Sales
									$m	%	%	$m	%	%	$m
US									10,120	4	4	9,691	(9)	(9)	10,655
Europe									6,638	–	(1)	6,658	(7)	(9)	7,143
Japan									2,227	(10)	(3)	2,485	(14)	4	2,904
Canada									590	(7)	(1)	637	(42)	(40)	1,090
Other Established ROW									693	(19)	(13)	851	(22)	(18)	1,086
Emerging Markets									5,827	8	12	5,389	6	8	5,095
Total									26,095	1	3	25,711	(8)	(6)	27,973
Cardiovascular and Metabolic diseases
	World			US		Europe			Established ROW			Emerging Markets			Prior year
		Actual	CER		Actual		Actual	CER		Actual	CER		Actual	CER	World
	Sales	growth	growth	Sales	growth	Sales	growth	growth	Sales	growth	growth	Sales	growth	growth	sales
2014	$m	%	%	$m	%	$m	%	%	$m	%	%	$m	%	%	$m
Crestor	5,512	(2)	(1)	2,918	–	1,200	(2)	(3)	667	(17)	(10)	727	7	11	5,622
Seloken/Toprol-XL	758	1	4	91	(31)	124	(5)	(4)	19	(21)	(13)	524	13	17	750
Onglyza/Kombiglyze XR/ Komboglyze	820	117	119	481	82	155	177	175	59	195	210	125	238	251	378
Atacand	501	(18)	(16)	44	(39)	169	(25)	(26)	43	(39)	(35)	245	1	5	611
Brilinta/Brilique	476	68	70	146	100	231	42	40	33	94	106	66	120	133	283
Byetta	327	59	59	199	31	81	125	119	27	145	164	20	186	200	206
Bydureon	440	191	191	374	185	57	235	235	5	n/m	n/m	4	100	100	151
Plendil	249	(4)	(4)	–	–	19	(10)	(10)	9	(10)	(10)	221	(3)	(3)	260
Tenormin	161	(18)	(15)	8	(47)	48	(6)	(6)	54	(30)	(23)	51	(6)	(4)	197
Others	558	50	52	190	280	199	14	14	35	40	48	134	9	12	372
Total	9,802	11	12	4,451	17	2,283	9	8	951	(11)	(3)	2,117	13	17	8,830

	World			US		Europe			Established ROW			Emerging Markets			Prior year
		Actual	CER		Actual		Actual	CER		Actual	CER		Actual	CER	World
	Sales	growth	growth	Sales	growth	Sales	growth	growth	Sales	growth	growth	Sales	growth	growth	sales
2013	$m	%	%	$m	%	$m	%	%	$m	%	%	$m	%	%	$m
Crestor	5,622	(10)	(8)	2,912	(8)	1,225	–	(3)	807	(36)	(27)	678	15	17	6,253
Atacand	611	(39)	(39)	72	(52)	225	(51)	(52)	71	(50)	(49)	243	(5)	(1)	1,009
Seloken/Toprol-XL	750	(18)	(18)	131	(59)	130	(2)	(5)	24	(20)	(7)	465	7	8	918
Onglyza/Kombiglyze XR/
Komboglyze	378	17	17	265	12	56	12	12	20	54	54	37	61	61	323
Plendil	260	3	2	–	(100)	21	(13)	(17)	10	(17)	(17)	229	8	7	252
Tenormin	197	(14)	(7)	15	50	51	(4)	(6)	77	(27)	(13)	54	(10)	(7)	229
Brilinta/Brilique	283	218	216	73	284	163	186	179	17	n/m	n/m	30	200	210	89
Byetta	206	178	181	152	105	36	n/m	n/m	11	n/m	n/m	7	n/m	n/m	74
Bydureon	151	308	308	131	254	17	n/m	n/m	1	n/m	n/m	2	n/m	n/m	37
Others	372	7	7	50	100	174	4	1	25	(24)	(15)	123	1	2	347
Total	8,830	(7)	(6)	3,801	(6)	2,098	(4)	(6)	1,063	(34)	(25)	1,868	9	11	9,531

220	AstraZeneca Annual Report and Form 20-F Information 2014

Oncology
	World			US		Europe			Established ROW			Emerging Markets			Prior year
		Actual	CER		Actual		Actual	CER		Actual	CER		Actual	CER	World
	Sales	growth	growth	Sales	growth	Sales	growth	growth	Sales	growth	growth	Sales	growth	growth	sales
2014	$m	%	%	$m	%	$m	%	%	$m	%	%	$m	%	%	$m
Zoladex	924	(7)	(4)	26	13	226	(10)	(12)	322	(13)	(6)	350	–	4	996
Faslodex	720	6	7	340	5	245	11	10	59	(5)	3	76	3	14	681
Iressa	623	(4)	(1)	–	–	166	(6)	(7)	177	(12)	(4)	280	4	6	647
Arimidex	298	(15)	(12)	15	150	76	(18)	(19)	108	(30)	(24)	99	1	5	351
Casodex	320	(15)	(10)	5	–	42	(21)	(21)	169	(25)	(18)	104	12	14	376
Others	142	–	4	25	–	33	14	14	48	(20)	(13)	36	29	36	142
Total	3,027	(5)	(2)	411	7	788	(4)	(6)	883	(18)	(11)	945	4	8	3,193

			World		US			Europe	Established ROW			Emerging Markets			Prior year
		Actual	CER		Actual		Actual	CER		Actual	CER		Actual	CER	World
	Sales	growth	growth	Sales	growth	Sales	growth	growth	Sales	growth	growth	Sales	growth	growth	sales
2013	$m	%	%	$m	%	$m	%	%	$m	%	%	$m	%	%	$m
Zoladex	996	(9)	–	23	(4)	252	(7)	(8)	372	(17)	(4)	349	–	10	1,093
Faslodex	681	4	6	324	5	221	1	(2)	62	–	21	74	17	29	654
Iressa	647	6	11	–	–	177	14	11	202	(9)	9	268	15	14	611
Arimidex	351	(35)	(30)	6	(71)	93	(33)	(34)	154	(45)	(35)	98	(7)	(6)	543
Casodex	376	(17)	(7)	5	(267)	53	(12)	(13)	225	(25)	(10)	93	(3)	(4)	454
Others	142	5	15	25	–	29	53	53	60	(6)	14	28	4	4	134
Total	3,193	(9)	(2)	383	2	825	(4)	(6)	1,075	(22)	(7)	910	4	9	3,489

Respiratory, Inflammation and Autoimmunity
			World		US			Europe	Established ROW			Emerging Markets			Prior year
		Actual	CER		Actual		Actual	CER		Actual	CER		Actual	CER	World
	Sales	growth	growth	Sales	growth	Sales	growth	growth	Sales	growth	growth	Sales	growth	growth	sales
2014	$m	%	%	$m	%	$m	%	%	$m	%	%	$m	%	%	$m
Symbicort	3,801	9	10	1,511	23	1,462	(3)	(4)	458	8	17	370	14	22	3,483
Pulmicort	946	9	11	211	(6)	162	(5)	(6)	97	(13)	(6)	476	32	35	867
Others	316	(3)	(2)	26	(55)	123	7	7	27	(18)	(15)	140	16	19	327
Total	5,063	8	10	1,748	15	1,747	(2)	(4)	582	2	11	986	22	27	4,677

			World		US			Europe	Established ROW			Emerging Markets			Prior year
		Actual	CER		Actual		Actual	CER		Actual	CER		Actual	CER	World
	Sales	growth	growth	Sales	growth	Sales	growth	growth	Sales	growth	growth	Sales	growth	growth	sales
2013	$m	%	%	$m	%	$m	%	%	$m	%	%	$m	%	%	$m
Symbicort	3,483	9	10	1,233	23	1,502	3	1	423	(5)	7	325	15	17	3,194
Pulmicort	867	–	1	224	(4)	171	(10)	(13)	112	(12)	2	360	14	13	866
Others	327	(8)	(8)	58	(11)	115	(11)	(13)	33	(20)	(15)	121	–	1	355
Total	4,677	6	7	1,515	16	1,788	–	(2)	568	(7)	4	806	12	13	4,415

Infection, Neuroscience and Gastrointestinal
Infection
			World		US			Europe	Established ROW			Emerging Markets			Prior year
		Actual	CER		Actual		Actual	CER		Actual	CER		Actual	CER	World
	Sales	growth	growth	Sales	growth	Sales	growth	growth	Sales	growth	growth	Sales	growth	growth	sales
2014	$m	%	%	$m	%	$m	%	%	$m	%	%	$m	%	%	$m
Synagis	900	(15)	(15)	499	(19)	401	(9)	(9)	–	–	–	–	–	–	1,060
Merrem/Meronem	253	(14)	(10)	6	(45)	32	(35)	(35)	4	(20)	(20)	211	(7)	(3)	293
FluMist/Fluenz	295	20	20	218	10	70	67	64	7	75	100	–	–	–	245
Others	78	(13)	(10)	41	(27)	5	–	(20)	9	(31)	(8)	23	64	50	89
Total	1,526	(10)	(9)	764	(13)	508	(6)	(6)	20	(9)	9	234	(4)	–	1,687

			World		US			Europe	Established ROW			Emerging Markets			Prior year
		Actual	CER		Actual		Actual	CER		Actual	CER		Actual	CER	World
	Sales	growth	growth	Sales	growth	Sales	growth	growth	Sales	growth	growth	Sales	growth	growth	sales
2013	$m	%	%	$m	%	$m	%	%	$m	%	%	$m	%	%	$m
Synagis	1,060	2	2	617	1	443	4	4	–	–	–	–	–	–	1,038
Merrem/Meronem	293	(26)	(24)	11	(71)	49	(41)	(42)	5	(72)	(72)	228	(11)	(8)	396
FluMist/Fluenz	245	35	35	199	14	42	n/m	n/m	4	33	33	–	(100)	(100)	181
Others	89	(6)	(5)	55	(5)	7	(38)	(63)	13	18	55	14	(11)	(17)	100
Total	1,687	(1)	(1)	882	–	541	3	3	22	(31)	(19)	242	(12)	(9)	1,715

AstraZeneca Annual Report and Form 20-F Information 2014	221

Additional Information

Geographical Review continued

Neuroscience
			World		US			Europe	Established ROW			Emerging Markets			Prior year
		Actual	CER		Actual		Actual	CER		Actual	CER		Actual	CER	World
	Sales	growth	growth	Sales	growth	Sales	growth	growth	Sales	growth	growth	Sales	growth	growth	sales
2014	$m	%	%	$m	%	$m	%	%	$m	%	%	$m	%	%	$m
Seroquel XR	1,224	(9)	(8)	738	(1)	343	(18)	(18)	44	(39)	(35)	99	(7)	–	1,337
Seroquel IR	178	(48)	(46)	(72)	n/m	89	(15)	(16)	36	(66)	(63)	125	(17)	(13)	345
Local Anaesthetics	488	(4)	–	–	–	197	(4)	(5)	168	(8)	(1)	123	1	9	510
Vimovo	96	5	9	10	(50)	33	3	3	23	15	25	30	58	63	91
Others	420	(7)	(4)	25	(24)	110	(4)	(5)	84	(14)	(7)	201	(3)	1	452
Total	2,406	(12)	(10)	701	(10)	772	(12)	(12)	355	(26)	(20)	578	(5)	1	2,735

			World		US			Europe	Established ROW			Emerging Markets			Prior year
		Actual	CER		Actual		Actual	CER		Actual	CER		Actual	CER	World
	Sales	growth	growth	Sales	growth	Sales	growth	growth	Sales	growth	growth	Sales	growth	growth	sales
2013	$m	%	%	$m	%	$m	%	%	$m	%	%	$m	%	%	$m
Seroquel XR	1,337	(11)	(12)	743	(8)	416	(17)	(19)	71	(27)	(25)	107	6	12	1,509
Seroquel IR	345	(73)	(72)	(17)	n/m	105	(55)	(57)	106	(48)	(40)	151	(6)	(3)	1,294
Local Anaesthetics	510	(6)	(2)	–	–	206	(3)	(5)	182	(12)	(1)	122	–	2	540
Vimovo	91	40	42	20	(20)	32	45	41	20	43	50	19	375	400	65
Others	452	(12)	(9)	33	18	113	(23)	(25)	97	(28)	(16)	209	1	3	515
Total	2,735	(30)	(29)	779	(50)	872	(22)	(24)	476	(27)	(19)	608	3	6	3,923

Gastrointestinal
			World		US			Europe	Established ROW			Emerging Markets			Prior year
		Actual	CER		Actual		Actual	CER		Actual	CER		Actual	CER	World
	Sales	growth	growth	Sales	growth	Sales	growth	growth	Sales	growth	growth	Sales	growth	growth	sales
2014	$m	%	%	$m	%	$m	%	%	$m	%	%	$m	%	%	$m
Nexium	3,655	(6)	(4)	1,876	(12)	368	2	2	606	2	9	805	2	5	3,872
Losec/Prilosec	422	(13)	(11)	28	(7)	129	(2)	(2)	106	(36)	(30)	159	(1)	1	486
Others	194	(16)	(16)	141	(21)	43	–	–	7	–	–	3	–	33	231
Total	4,271	(7)	(5)	2,045	(12)	540	1	1	719	(7)	1	967	1	5	4,589

			World		US			Europe	Established ROW			Emerging Markets			Prior year
		Actual	CER		Actual		Actual	CER		Actual	CER		Actual	CER	World
	Sales	growth	growth	Sales	growth	Sales	growth	growth	Sales	growth	growth	Sales	growth	growth	sales
2013	$m	%	%	$m	%	$m	%	%	$m	%	%	$m	%	%	$m
Nexium	3,872	(2)	–	2,123	(7)	360	(19)	(21)	597	25	41	792	6	8	3,944
Losec/Prilosec	486	(32)	(28)	30	–	131	(31)	(33)	165	(48)	(39)	160	(8)	(9)	710
Others	231	16	16	178	23	43	(2)	(5)	7	–	–	3	–	–	198
Total	4,589	(5)	(3)	2,331	(5)	534	(22)	(24)	769	(4)	9	955	3	5	4,852

222	AstraZeneca Annual Report and Form 20-F Information 2014

Growth rates in this Geographical Review are expressed at CER unless otherwise stated.

2014 in brief

>	AstraZeneca is the third largest prescription-based pharmaceutical company in the US, with a 5.2% market share of US pharmaceuticals by sales value.
>	AstraZeneca is the tenth largest prescription-based pharmaceutical company in Europe, with a 2.7% market share of sales by value.
>	In the US, sales increased by 4% to $10,120 million (2013: $9,691 million; 2012: $10,655 million), driven by an increase in diabetes franchise sales, aided by the acquisition of BMS’s 50% interest in the diabetes alliance, as well as strong performance across our growth platforms, including Symbicort and Brilinta offset by the declines in revenue from Nexium, Seroquel IR and Synagis. Sales from our diabetes franchise increased by $644 million or 109% to $1,234 million.
>	Sales in Europe decreased by 1% to $6,638 million (2013: $6,658 million; 2012: $7,143 million). Key drivers of the decline were the ongoing volume erosion on Atacand and Seroquel XR following generic entry and the negative price and volume impacts primarily related to government pricing interventions. Crestor volumes declined 3% due to increased pressure from generic statins in a number of markets. Symbicort sales decreased to $1,462 million (2013: $1,502 million; 2012: $1,465 million) due to pricing pressure and the impact of Symbicort analogues. These challenges were partially offset by our growth platforms, including Brilique growth and the expansion of our diabetes portfolio following the acquisition of BMS’s interest in the joint diabetes alliance plus continued strong demand for Fluenz (2014: $70 million; 2013: $42 million; 2012: $3 million).
>	Established Rest of World sales decreased by 4% to $3,510 million (2013: $3,973 million; 2012: $5,080 million). Canada continued to be negatively impacted by erosion of Crestor and Nexium sales due to generic competition, with total sales down 1%. Sales in Australia were also lower due to generic competition to Crestor and Atacand. Sales growth in Japan declined by 3% to $2,227 million (2013: $2,485 million; 2012: $2,904 million), as a result of generic pressure on oncology products, Casodex and Arimidex, and the impact of the April
2014 mandated biennial price cut. Strong demand in Japan continued for Nexium and Crestor, with sales increasing to $860 million (2013: $815 million; 2012: $665 million).
>	Emerging Markets sales increased by 12% to $5,827 million (2013: $5,389 million, 2012: $5,095 million), with sales growth in China of 22%. Volume growth on Brilinta, our diabetes and respiratory franchises, Nexium and Crestor, was partially offset by pricing pressure, predominantly in China and Asia Pacific.

2013 in brief

>	AstraZeneca was the second largest prescription-based pharmaceutical company in the US, with a 5.3% market share of US pharmaceuticals by sales value.
>	AstraZeneca was the ninth largest prescription-based pharmaceutical company in Europe, with a 2.9% market share of sales by value.
>	In the US, sales were down 9% to $9,691 million (2012: $10,655 million; 2011: $13,426 million). Loss of exclusivity on Seroquel IR in March 2012, as well as the impact of generic competition, notably on Crestor and Toprol-XL, was only partially offset by strong performance across our growth platforms, including Brilinta, Symbicort and our diabetes franchise, which increased by $225 million or 62%. In 2013, our diabetes franchise included a full calendar year of revenue for Bydureon, Byetta and Symlin.
>	Sales in Europe were down 9% to $6,658 million (2012: $7,143 million; 2011: $9,224 million). Key drivers of the decline were the ongoing volume erosion on Atacand, Seroquel IR, Nexium, Arimidex and Meronem following entry of generic competition and the negative price and volume impacts primarily related to government interventions. Seroquel XR faced a difficult year, with loss of market share, lower pricing and generic entries. These challenges were only partially offset by our growth platforms, including Brilique growth and the expansion of our diabetes offering through the Amylin franchise, as well as strong demand for Fluenz, particularly in the UK.
>	Established Rest of World sales were down 10%. Canada continued to be negatively impacted by generic erosion on Crestor and Nexium, with total sales down 40%. Australian sales were also down as Crestor faced competition from generics. These trends were partially offset by growth in Japan, with sales up 4% to
$2,485 million, due to strong demand for Nexium following the lifting of restrictions on length of prescriptions in October 2012.
>	Emerging Markets sales increased by 8% to $5,389 million (2012: $5,095 million), with sales growth in China of 19%.

For more information about our products, please see the Therapy Area Review from page 32. Details of material legal proceedings can be found in Note 27 to the Financial Statements from page 182, and details of relevant risks are set out in the Risk section from page 203. For information on AstraZeneca’s market definitions, please see the Market definitions table on page 239. Sales figures in this Geographical Review are with reference to the customers’ location.

US

AstraZeneca is the third largest prescription-based pharmaceutical company in the US, with a 5.2% market share of US pharmaceuticals by sales value.

Sales in the US increased by 4% to $10,120 million (2013: $9,691 million; 2012: $10,655 million), driven by an increase in diabetes franchise sales, aided by the acquisition of BMS’s 50% interest in the diabetes alliance, as well as strong performance across our growth platforms, including Symbicort and Brilinta offset by the continued impact of generic competition and lower Synagis sales due to new guidelines issued by the American Academy of Pediatrics Committee on Infectious Disease. Sales from our diabetes franchise increased by $644 million or 109% to $1,234 million.

Brilinta sales of $146 million increased 100% in 2014. Brilinta continued its momentum in the US, becoming the largest selling branded Oral Antiplatelet (OAP) in US hospital purchase volumes in September 2014 and hospital discharge share for ACS, including both ST-Elevation and NSTE-ACS patients in the first half of 2014. Brilinta’s new-to-brand prescription share increased by 2.0 percentage points over 2013 to 8.2% in December 2014 and Brilinta achieved US branded leadership in OAP for the first time during the fourth quarter and in the December 2014 exit weekly share. Brilinta sales volume drivers included the closure in August 2014 of the PLATO investigation by the DOJ and gaining preference over clopidogrel in the American Heart Association and American College of Cardiology 2014 updated guidelines for the management of patients with NSTE-ACS.

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Geographical Review continued

Crestor continued to demonstrate resilience in the highly competitive statin market, 88% of which is generic. Crestor achieved sales of $2,918 million (2013: $2,912 million; 2012: $3,164 million) and a total prescription share within the statin market of 9.4% in December 2014. Crestor sales in 2014 were in line with 2013 sales, with higher average prices contributing 4% due to one-time prior year adjustments, largely offset by volume declines of 4%. Crestor’s existing patient base remained solid, representing 95% of Crestor’s volume. Crestor’s Commercial/ Medicare preferred access was 84% at the end of 2014 (2013: 84%; 2012: 87%). In 2014, Crestor was the second most prescribed branded pharmaceutical in the US.

Symbicort pMDI continued to deliver strong growth in the US, with sales up 23% to $1,511 million (2013: $1,233 million; 2012: $1,003 million), with a volume increase contributing 25% and prescription growth of 30.6% versus 2013. Symbicort achieved a 33.1% total prescription share in the month of December 2014, up 6.8 percentage points over the month of December 2013 in the ICS/LABA market.

On 1 February 2014, we completed our acquisition of BMS’s 50% interest in our joint diabetes alliance. The acquisition gave us ownership of the IP and global rights for the development, manufacturing and commercialisation of the diabetes business, which includes Onglyza, Komboglyze, Kombiglyze XR, Farxiga/Forxiga, Xigduo, Xigduo XR, Byetta, Bydureon, Myalept and Symlin.

Onglyza/Kombiglyze XR revenues in the US were up 82% to $481 million (2013: $265 million; 2012: $237 million) primarily driven by the acquisition noted above, partially offset by lower average net price and prescription volume. The underlying prescription volume slightly declined as compared with 2013 as declines in prescription market share were partially offset by growth in the market for DPP-4 inhibitors.

Bydureon revenues in the US were $374 million. Bydureon achieved a 4.4% total prescription market share gain in 2014 reflecting continued momentum of Bydureon with the launch of the Bydureon Pen in September 2014, with a total prescription market share of 20.7% of the rapidly growing GLP-1 market in December 2014. Byetta achieved sales of $199 million.

The Farxiga launch in February 2014 accelerated the growth of the SGLT-2 class of medicines by 115% post launch and grew the class prescribing base by 92%. By the end of December 2014, 170,807 patients were on Farxiga and Farxiga captured nearly one in three new SGLT-2 patient treatment decisions. The Xigduo XR launch in November 2014 is the first US approval of a once daily tablet combining an SGLT-2 inhibitor and metformin HCl extended-release and is an important addition to the diabetes franchise.

In 2014, sales of Synagis were down 19% to $499 million. A key driver of the decline was the newly issued guidelines from the American Academy of Pediatrics Committee on Infectious Disease that restricted patients eligible for preventive therapy with Synagis.

FluMist Quadrivalent launched in the US in 2013 as the first and only FDA-approved nasal spray flu vaccine to help protect against four strains of influenza. FluMist revenues in the US were up 10% to $218 million (2013: $199 million; 2012: $174 million) driven in part by a new preferential recommendation published in August 2014 by the US Centers for Disease Control and Prevention’s Advisory Committee on Immunization Practices for use of live attenuated influenza vaccine in eligible children aged two to eight.

Nexium was the fourth most prescribed branded pharmaceutical in the US. Nexium sales declined 12% to $1,876 million (2013: $2,123 million; 2012: $2,272 million) due primarily to volume erosion and pricing pressure. Nexium remains the branded market leader retaining significant prescription market share and volume within the proton pump inhibitor class. US sales benefited from the non-occurrence of a Nexium generic launch in 2014. However, we expect generic entry in the US in 2015.

The loss of exclusivity for Seroquel IR in March 2012 and unfavourable reserve adjustments for Medicaid liabilities and provisions taken on channel inventories resulted in negative sales for 2014 of $72 million (2013: negative $17 million; 2012: positive $697 million). The presence of generic competition has also impacted the prescription volume of Seroquel XR. Sales of Seroquel XR were down 1% to

$738 million (2013: $743 million; 2012: $811 million) driven by lower volume.

The Affordable Care Act (ACA), which was enacted in March 2010, has had, and is expected to continue to have, a significant impact on our US sales and the US healthcare industry as a whole. In 2014, the overall measurable reduction in our profit before tax for the year due to discounts on branded pharmaceutical sales to Medicare Part D beneficiaries and an industry-wide excise fee was $714 million (2013: $557 million; 2012: $483 million). This amount reflects only those effects of the ACA that we know have had or will have a direct impact on our financial condition or results of operations and which we are therefore able to quantify based on known and isolatable resulting changes in individual financial items within our Financial Statements. There are other potential indirect or associated consequences of the implementation of the ACA, which continue to evolve and which cannot be estimated but could have similar impacts. These include broader changes in access to, or eligibility for, coverage under Medicare, Medicaid or similar government programmes. These could indirectly impact our pricing or sales of prescription products within the private sector. By their nature and the fact that these potentially numerous consequences are not directly linked to a corresponding and quantifiable impact on our Financial Statements, it is not possible to accurately estimate the financial impact of these potential consequences of the ACA or related legislative changes when taken together with the number of other market and industry-related factors that can also result in similar impacts. Further details on the impact of the ACA are contained in Pricing pressure in the Marketplace section from page 14 and in the Risk section from page 203.

Currently, there is no direct governmental control of prices for commercial prescription drug sales in the US. However, some publicly funded programmes, such as Medicaid and TRICARE (Department of Veterans Affairs), have statutorily mandated rebates and discounts that have the effect of price controls for these programmes. Additionally, pressure on pricing, availability and use of prescription drugs for both commercial and public payers continues to increase. This is driven by, among other things, an increased focus on generic alternatives. Budgetary policies within

224	AstraZeneca Annual Report and Form 20-F Information 2014

healthcare systems and providers, including the use of generics only formularies, and increases in patient co-insurance or co-payments, are the primary drivers of increased generics use. In 2014, 83.3% of prescriptions dispensed in the US were generic. While widespread adoption of a broad national price-control scheme in the near future is unlikely, increased focus on pharmaceutical prices and their impact on healthcare costs is likely to continue for the foreseeable future.

Rest of World

Sales performance outside the US in 2014 was flat with sales of $15,975 million (2013: $16,020 million; 2012: $17,318 million) due to the ongoing impact of loss of exclusivity in 2014 of certain key products, competition from generic products and the continually challenging economic environment. This trend was partially offset by performance by our growth platforms, with Brilinta/Brilique up to $330 million (2013: $210 million; 2012: $70 million), our diabetes franchise up to $636 million (2013: $197 million; 2012: $86 million) and Symbicort up by 4% to $2,290 million (2013: $2,250 million; 2012: $2,191 million). Emerging Markets delivered a strong performance, up 12% with sales of $5,827 million (2013: $5,389 million; 2012: $5,095 million).

Europe

AstraZeneca is the tenth largest pharmaceutical company in Europe, with a 2.7% market share of prescription sales by value.

Despite a slight improvement in conditions, the macroeconomic environment remains challenging, with the ongoing impact of austerity measures leading to increased pressure on healthcare budgets. Most governments in Europe intervene directly to control the price, volume and reimbursement of medicines. Several governments have imposed price reductions and increased the use of generic medicines as part of healthcare expenditure controls. A number of countries are applying strict criteria for cost-effectiveness evaluations of medicines, which has delayed and reduced access to medicines for patients in areas of important unmet medical need. These and other measures all contribute to an increasingly difficult environment for branded pharmaceuticals in Europe.

Total sales in Europe were down 1% to $6,638 million (2013: $6,658 million; 2012: $7,143 million). Volume erosion on Seroquel

XR and Atacand following generic entries resulted in a decrease in sales of 21% to $512 million (2013: $641 million; 2012: $960 million). Crestor sales declined 3%, with a 1% reduction in volumes and 2% reduction in prices as a result of increased competition from generic statins in a number of countries, including France and Italy. Government interventions continue to impact both price and volume negatively.

Our growth platform sales partially offset these trends. Brilique sales reached $231 million (2013: $163 million; 2012: $57 million). Our diabetes franchise generated sales of $359 million (2013: $119 million; 2012: $50 million). Respiratory sales were negatively impacted by pricing pressure on Symbicort and the impact of Symbicort analogues, with sales declining to $1,462 million (2013: $1,502 million; 2012: $1,465 million), as volumes grew by 1%, while prices fell by 4%.

In Germany, sales increased by 5% to $693 million (2013: $657 million; 2012: $775 million), driven by strong growth across the diabetes portfolio, and the impact of our acquisition of BMS’s share of the global diabetes alliance. Total diabetes sales reached $108 million in 2014 (2013: $32 million; 2012: $11 million). Growth in diabetes was partly offset by the ongoing impact of market entries of generic versions of Atacand and Seroquel XR, as well as a Symbicort analogue.

In the UK and Ireland, sales increased by 3% to $832 million (2013: $766 million; 2012: $764 million), driven by strong growth across the diabetes portfolio, including the impact of our acquisition of BMS’s share of the diabetes alliance. Diabetes sales reached $68 million in 2014 (2013: $27 million; 2012: $7 million) and Brilique sales grew to $30 million (2013: $18 million; 2012: $4 million). The UK and Ireland experienced ongoing volume erosion on Seroquel XR following generic entries and a decline in Zoladex sales to $83 million (2013: $94 million; 2012: $100 million).

Sales in France decreased by 1% to $1,213 million (2013: $1,212 million; 2012: $1,314 million), driven largely by volume erosion on Atacand, Arimidex and Zoladex, following generic entries and subsequent government pricing interventions. Increased pressure from generic statins has adversely affected Crestor, with sales down 7% to $404 million (2013: $428 million; 2012: $424 million). France experienced growth of

Seroquel XR in 2014 of 31%, with sales reaching $77 million (2013: $59 million; 2012: $37 million), Brilique with $30 million of sales (2013: $18 million; 2012: $2 million) and diabetes with $52 million of sales (2013: $20 million; 2012: $11 million).

Sales in Spain and Italy were down by 3% to $497 million (2013: $507 million; 2012: $510 million) and by 8% to $688 million (2013: $737 million; 2012: $777 million), respectively, mainly driven by generic entries and the implementation of volume prescription controls associated with existing and new austerity measures.

Established ROW1

Established ROW sales decreased by 4% to $3,510 million (2013: $3,973 million; 2012: $5,080 million), driven by the continued impact of generic competition to Crestor, Nexium and Seroquel XR in Canada and volume erosion of Crestor and Atacand in Australia. Japan sales decreased 3%. The key products with sales growth in Established ROW in 2014 were Nexium, Symbicort, Brilinta, Byetta, and Onglyza.

Japan

Sales in Japan were $2,227 million, decreasing by 3% and negatively impacted on a reported basis by the revaluation of the Japanese yen (2013: $2,485 million; 2012: $2,904 million). Declining sales on Losec, Seroquel IR and other established oncology brands, as well as the impacts of the mandated biennial price cut and a recall of Nexium due to a packaging defect, were partially offset by continued strong performance from Nexium and Crestor.

Nexium achieved sales of $358 million (2013: $278 million; 2012: $78 million).

Crestor sales grew by 2%, retaining its position as the number one brand in the statin market in Japan. Symbicort sales grew by 30%, achieving a market share of 41.2%.

Sales were also negatively impacted by higher than expected generic pressure for our non-promoted oncology products (principally Casodex).

Canada

Due to the full year impact of the ‘at risk’ launch of a generic version of Seroquel XR in Canada in the first quarter of 2013, and the continued impact from the loss of exclusivity of Crestor in April 2012 and the ‘at risk’ launch of a generic version of Nexium in 2011, Canadian sales decreased

[1]	Canada, Japan, Australia and New Zealand.

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Geographical Review continued

by 1% to $590 million (2013: $637 million; 2012: $1,090 million). This decline was partially offset by performance by our diabetes franchise aided by our acquisition of BMS’s interest in the diabetes alliance and strong performance by Symbicort with sales up 8% to $159 million (2013: $146 million; 2012: $153 million).

Other Established ROW1

Sales in Other Established ROW declined by 13% to $693 million (2013: $851 million; 2012: $1,086 million). Sales in Australia declined by 13% to $658 million (2013: $817 million; 2012: $1,052 million) due to continued volume erosion on Crestor and Atacand following generic entries in 2013 and pricing pressure on other mature brands (Seroquel and Arimidex). Nexium sales declined following generic entry in Australia in August 2014.

Emerging Markets

In Emerging Markets, sales increased by 12% to $5,827 million (2013: $5,389 million; 2012: $5,095 million), which was principally driven by growth in China, Russia, Brazil and Argentina, and growth across a broad range of markets in our strategic growth platforms – Brilinta, and our diabetes and respiratory franchises.

In many of the larger markets, such as Brazil and Mexico, patients tend to pay directly for prescription medicines and consequently, these markets are at less risk of direct government interventions on pricing and reimbursement. In other markets, such as South Korea, Taiwan and Turkey, where governments pay for medicines, we are seeing continued efforts to reduce the cost of prescriptions in line with the efforts in Europe, Canada and Australia.

China

Sales in China (excluding Hong Kong) grew by 22% to $2,242 million (2013: $1,840 million; 2012: $1,512 million). AstraZeneca remained the second largest pharmaceutical company in China during 2014. We saw strong sales of Crestor and Symbicort, with sales growth of 47% and 78% respectively. Nexium and Pulmicort also continue to grow rapidly. In 2013, Brilinta was launched in China, and we have made positive progress on the listing of Brilinta, Byetta and Onglyza into key hospitals. We continued to increase our number of employees and we now have the largest sales force among multinational pharmaceutical companies in China. The number of hospitals covered grew by 40%.

Other Emerging Markets2

We continued to build our presence in Russia, with sales growing by 18% to $312 million (2013: $310 million; 2012: $314 million) from strong performance in the retail segment. To increase access to our medicines, we established patient affordability programmes in 27 regions. The Russian market grew by 10% during 2014, with AstraZeneca outperforming the market as a result of growth in retail market share, especially from Crestor, Faslodex and Symbicort. We have 550 clinical trial sites in 37 cities. Our new production facility in Vorsino is expected to commence commercial production in 2015.

The Latin American pharmaceutical market continues to grow. However, in many countries, growth is being predominantly captured by generics, branded generics and private label product offerings. Sales were up 8% to $1,181 million (2013: $1,188 million; 2012: $1,331 million) driven principally by Brazil, which grew by 10% to $451 million (2013: $447 million; 2012: $497 million), following successful launch of Forxiga and continued strong uptake of Brilinta. Sales in Argentina also grew rapidly by 36% and although Mexico has been impacted by penetration of generic products in the market, sales grew by 5% to $210 million (2013: $206 million; 2012: $243 million), driven by the diabetes and respiratory growth platforms and as inventory held in the supply chain by customers stabilised following a reduction in 2013.

In the Middle East and Africa, despite political challenges arising from the ‘Arab Spring’ revolutions of 2012 and broader political conflict, sales grew by 7%, driven by strong growth in Egypt, the Gulf states, several emerging markets in Africa as well as steady growth in Turkey. Sales were flat in South Africa and declined by 7% in Saudi Arabia as a result of generic entries and pricing interventions. Sales in Asia increased by 7% to $948 million (2013: $900 million; 2012: $829 million) led by South Korea, where sales grew 8% to $314 million (2013:

$280 million; 2012: $239 million) driven by Brilinta, our diabetes franchise and Nexium. Sales grew at double-digit rates in Vietnam, Malaysia, Indonesia and India, offsetting a modest decline in sales in Thailand by 3% to $79 million (2013: $87 million; 2012: $97 million) as a result of government interventions and generic competition to Crestor.

Launches in Emerging Markets in 2014 included: Brilinta in Saudi Arabia, Turkey, South Africa and Venezuela; Forxiga in 11 markets, including Brazil, Russia, Mexico, Argentina, South Korea and Malaysia; Bydureon in Colombia, Kuwait and South Korea; and Zinforo in Brazil and Mexico.

[1]	Australia and New Zealand.
[2]	Emerging Markets excluding China.

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Additional Information

Responsible Business

In this section, we describe our approach to delivering business success responsibly. Summary information about our commitment and performance in key areas is integrated into the relevant sections of this Annual Report, while further information about these and other areas is available on our website, www.astrazeneca.com/responsibility.

Introduction

In the Strategy section from page 10, we describe our approach to creating value across the life-cycle of a medicine, our distinctive capabilities and our strategy. All these efforts are underpinned by our commitment to operating responsibly to ensure the future sustainability of the Company in a way that adds value for our stakeholders. To that end, our responsible business objectives are aligned to, and support the delivery of, our business strategy. Our responsible business framework is the vehicle for managing commitments that are agreed across the Group, taking account of external stakeholder insights and internal reputational risk assessment.

The framework encompasses:

>	Bioethics: underpinning our accelerated drive for innovation with sound bioethics worldwide (see page 54).
>	Access to healthcare: as we expand our geographic footprint, exploring ways of increasing access to healthcare for more people, tailored locally to different patient needs (see page 61).
>	Diversity and inclusion: working to ensure that diversity in its broadest sense is reflected in our leadership and people strategies (see page 63).
>	The environment: managing our impact on the environment, across all our operations, with a particular focus on carbon emissions, waste and water use (see page 58).
>	Patient safety: maintaining a strong focus on patient safety in everything we do, minimising the risks and maximising the benefits of all our medicines throughout R&D, and after launch (see page 54).
>	Sales and marketing: working to consistent global standards of ethical sales and marketing practices in all our markets as we work to restore growth (see page 61).
>	Human rights: continuing to develop and embed a consistent approach to human rights across our worldwide activities (see page 63).
>	Employee safety, health and wellbeing: promoting the safety, health and wellbeing of all our people worldwide as we continue to drive a high-performance culture and the achievement of our business goals (see page 64).
>	Working with suppliers: working only with suppliers who have standards consistent with our own as we increase our outsourcing to drive business efficiency (see page 57).
>	Community investment: making a positive contribution to our local communities around the world, through community support programmes consistent with improving health and promoting science (see page 65).

While we monitor performance in each of these areas of our business, we have identified two areas of special focus: access to healthcare and the environment. In each case, we believe that we have both the capability and the responsibility to implement standards that accelerate our business strategy while delivering wider benefits to society.

A core element of our business strategy is value-creating business development activity that strengthens our pipeline and accelerates growth. This includes targeted acquisitions. When we acquire companies we aim to align standards of responsible business and incorporate the companies into the setting of targets and measurement of performance.

Benchmarking

As expectations of stakeholders evolve, we continue to engage with them and use the feedback to inform the development of our responsible business strategy and risk management planning.

We also use the insights we gain from external surveys to develop our approach in line with global best practice. As a member of the Dow Jones Sustainability Index since 2001, we were once again listed in the 2014 World Index (the top 10% of the largest 2,500 companies). We also retained our listing on the DJSI STOXX – European Index (the top 20% of the 600 largest European companies) for the seventh year running (one of four pharmaceutical companies to do so out of 14 assessed). We achieved a total score of 79% (2013: 85%) compared with a sector best score of 87% (2013: 86%). We increased individual scores for seven out of 24 criteria for 2014 (compared with eight out of 22 criteria in 2013) including customer relationship management, risk and crisis management, climate strategy, talent attraction and retention, corporate citizenship and philanthropy, stakeholder engagement, and addressing cost burden. While these scores are encouraging, we lost ground in some areas, such as corporate governance, marketing practices, innovation management, human capital development, social reporting, occupational health and safety, environmental reporting and bioethics.

To better understand these lower scores, we commissioned an in-depth external benchmark survey and the analysis will be used to inform our improvement planning.

Responsible business governance

The SET is responsible for our responsible business framework and our Non-Executive Director, Nancy Rothwell, oversees implementation and reporting to the Board.

Senior managers throughout the Group are accountable for operating responsibly within their areas, taking into account national, functional, and site issues and priorities. Line managers are accountable for ensuring that their teams understand the requirements and that people are clear about what is expected of them as they work to achieve AstraZeneca’s business goals.

Our Responsible Business Council (the Council) is chaired by our Vice-President, Corporate Affairs, and members include senior leaders from each relevant SET area. Its agenda is focused on driving long-term value creation by agreeing, among other things

>	responsible business priorities for the Group in line with strategic business objectives
>	managing and monitoring the annual process of setting responsible business objectives and targets, as well as reviewing performance against KPIs
>	appropriate policy positions to support our objectives and reputation management.

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Responsible Business continued

Carbon reporting

Global greenhouse gas emissions data for the period 1 January 2014 to 31 December 2014

				Tonnes of CO2e
	2014	2013	[1]	2012
Emissions from:
Combustion of fuel and operation of facilities[2]	325,700	323,400		318,700
Electricity, heat, steam and cooling purchased for own use	290,300	274,400		277,100
Company’s chosen intensity measurement:
Emissions reported above normalised to million US dollar revenue	23.6	23.3		21.3
Supplemental information:
Net electricity, heat, steam and cooling emissions, after write down due to voluntary purchase of electricity supplied under certified low carbon supply contracts or carbon certificates[3]	244,800	238,200		250,800
Supply chain emissions:
Upstream emissions from personnel air travel, goods transport and waste incineration	167,900	155,400		169,800
Downstream emissions from HFA propellants released during patient use of our inhaled medicines	448,900	352,000		299,600

[1]	Regular review of the data is carried out to ensure accuracy and consistency. This has led to slight changes in the data for previous years. None of the changes is statistically significant. The data quoted in this Annual Report are generated from the revised data.
[2]	Included in this section are greenhouse gases from direct fuel combustion, process and engineering emissions at our sites and from fuel use in our vehicle fleet.
[3]	Some electricity supplied to our UK sites has been provided under a green power contract and is backed up with an equivalent quantity of Renewable Energy Guarantees of Origin and some of the electricity consumed at our US sites is covered by purchase of Renewable Energy Certificates.

The Council is supported by a Responsible Business Working Group (the Working Group) of SET area representatives. Among other things, the Working Group continuously reviews external issues with the potential to impact AstraZeneca and, as appropriate, prepares management and measurement proposals for the Council’s consideration.

External assurance

Bureau Veritas has provided independent external assurance to a limited level on the following responsible business information contained within this Annual Report

>	Patient safety, page 54
>	Clinical trials and transparency, page 55
>	Animal research, page 55
>	Increasing access to healthcare, page 61
>	Sales and marketing ethics, page 61
>	Working with suppliers, page 57
>	Environmental impact, page 58
>	Improving the strength and diversity of the talent pipeline, page 63
>	Human rights, page 63
>	Safety, health and wellbeing, page 64
>	Community investment, page 65
>	Responsible Business, page 227.

Based on the evidence provided and subject to the scope, objectives and limitations defined in the full assurance statement, nothing has come to the attention of Bureau Veritas causing us to believe that the responsible business information contained within this Annual Report is materially misstated. Bureau Veritas is a professional services company that has a long history of providing independent assurance services in environmental, health, safety, social and ethical management and disclosure.

The full assurance statement, which includes Bureau Veritas’ scope of work, methodology, overall opinion, and limitations and exclusions, is available on our website, www.astrazeneca.com/responsibility.

Carbon reporting

The above table provides data on our global greenhouse gas emissions for 2014.

We have reported on all of the emission sources required under the Quoted Companies Greenhouse Gas Emissions (Directors’ Reports) Regulations 2013.

These sources fall within our consolidated Financial Statements. We do not have responsibility for any emission sources that are not included in our consolidated Financial Statements.

We have used the GHG Protocol Corporate Accounting and Reporting Standard (revised edition). Emission factors for electricity have been derived from the International Energy Agency and USEPA eGRID databases and for all other fuels and emission sources from the 2006 IPCC Guidelines for National Greenhouse Gas Inventories.

Bureau Veritas has undertaken a limited assurance on the 2014 GHG emissions data; the assurance statement including scope, methodology, overall opinion, and limitations and exclusions is available on our website, www.astrazeneca.com/responsibility.

228	AstraZeneca Annual Report and Form 20-F Information 2014

Additional Information

Financials (Prior year)

Results of operations – summary analysis of year ending 31 December 2013

2013 Reported operating profit

			2013	2012	Percentage of sales		2013 compared with 2012
			Growth
			due to
		CER	exchange		Reported	Reported	CER	Actual
	Reported	growth	effects	Reported	2013	2012	growth	growth
	$m	$m	$m	$m	%	%	%	%
Revenue	25,711	(1,701)	(561)	27,973			(6)	(8)
Cost of sales	(5,261)	9	123	(5,393)	(20.5)	(19.3)	–	(2)
Gross profit	20,450	(1,692)	(438)	22,580	79.5	80.7	(7)	(9)
Distribution costs	(306)	10	4	(320)	(1.2)	(1.1)	(3)	(4)
Research and development	(4,821)	411	11	(5,243)	(18.7)	(18.8)	(8)	(8)
Selling, general and administrative costs	(12,206)	(2,508)	141	(9,839)	(47.5)	(35.2)	25	24
Other operating income and expense	595	(379)	4	970	2.3	3.5	(39)	(39)
Operating profit	3,712	(4,158)	(278)	8,148	14.4	29.1	(51)	(54)
Net finance expense	(445)			(502)
Profit before tax	3,267			7,646
Taxation	(696)			(1,376)
Profit for the period	2,571			6,270

Basic earnings per share ($)	2.04			4.95

2013 Reconciliation of Reported results to Core results

							Core* 2013
							compared with 2012
				Net	Legal
	2013	Restructuring	Intangible	Intangible	provisions	2013	CER	Actual
	Reported	costs	amortisation	impairments	and other	Core *	growth	growth
	$m	$m	$m	$m	$m	$m	%	%
Gross profit	20,450	126	502	–	–	21,078	(7)	(9)
Gross margin %	79.5%					82.0%
Distribution costs	(306)	–	–	–	–	(306)	(3)	(4)
Research and development	(4,821)	490	30	50	(18)	(4,269)	1	1
Selling, general and administrative costs	(12,206)	805	902	1,662	(28)	(8,865)	7	6
Other operating income and expense	595	–	157	–	–	752	(30)	(30)
Operating profit	3,712	1,421	1,591	1,712	(46)	8,390	(22)	(25)
Operating margin %	14.4%					32.6%

Taxation	(696)	(302)	(256)	(364)	7	(1,611)
Basic earnings per share ($)	2.04	0.90	1.06	1.08	(0.03)	5.05

*	Each of the measures in the Core column in the above table is a non-GAAP measure.

The 2013 revenue decreased 6% on a CER basis and 8% on an Actual basis compared with 2012. The revenue decline was driven by a loss of exclusivity on brands including Atacand, Crestor, Nexium and Seroquel IR, which reduced revenue by $2.2 billion at CER. Our growth platforms of Brilinta/Brilique, the diabetes franchise (which benefited from a full year of Amylin-related product sales), respiratory, Emerging Markets and Japan delivered an incremental $1.2 billion of revenue at CER in 2013. 2013 revenue in the US was down 9% on a CER basis (Actual: 9%) with revenue in the Rest of World down 4% at CER (Actual: 7%). Emerging Markets sales increased by 8% at CER (Actual: 6%). Further details of our sales performance are contained in the Geographical Review from page 220.

Core gross margin in 2013 was 82.0%, 0.5 percentage points lower than 2012 at CER (Actual: 0.4 percentage points) driven by changes in our product mix to lower margin products.

Core R&D expenditure in 2013 was up 1% at CER and Actual, as a result of absorbing higher costs from business development projects as well as investment in the growing number of late-stage trials.

Core SG&A costs in 2013 were 7% higher than 2012 at CER (Actual: 6%), as a result of increased levels of expenditure in support of our growth platforms of Brilinta/Brilique, the diabetes franchise and Emerging Markets during 2013. SG&A costs also reflect a full year of costs associated with our expanded diabetes alliance with BMS on Amylin products entered into in 2012. The excise fee imposed by the enactment of US healthcare reform measures amounted to 2.7% (2012: 2.8%) of Core SG&A costs in 2013.

Core other income in 2013 was down 30% at CER and Actual, with 2012 benefiting from the sale of OTC rights for Nexium.

The 2013 Core operating profit was down 22% on a CER basis (Actual: 25%) to $8,390 million. Core operating margin in 2013 was 32.6% of revenue, down 6.9 percentage points at CER (Actual: 7.3 percentage points). The decline in Core operating profit was greater than the decline in revenue primarily due to expenditure associated with the Group’s growth platforms and strengthened pipeline.

AstraZeneca Annual Report and Form 20-F Information 2014	229

Additional Information

Financials (Prior year) continued

Core EPS was $5.05 in 2013, down 23% compared with 2012 at CER (Actual: 26%), and broadly in line with the decline in Core operating profit.

Pre-tax adjustments to arrive at Core amounted to $4,678 million in 2013 (2012: $3,011 million). Excluded from Core results were:

>	Restructuring costs totalling $1,421 million (2012: $1,558 million), incurred as the Group commenced the fourth phase of restructuring announced in March 2013.
>	Amortisation totalling $1,591 million (2012: $1,134 million) relating to intangible assets, except for IT-related amortisation charges. The increase was driven by a full year of amortisation arising from the amendment to the Merck exit arrangements and the expansion of our diabetes alliance during 2012, as detailed in Note 9 to the Financial Statements from page 153.
>	New intangible impairment charges of $1,712 million (2012: $186 million), including $1,758 million against Bydureon, following sales performance below AstraZeneca’s commercial expectations at the time of entering into the expanded diabetes alliance in 2012, and $136 million following AstraZeneca’s decision not to proceed with regulatory filings for fostamatinib. Partially offsetting these charges was the impairment reversal of $285 million following the commencement in 2013 of the first of several Phase III clinical programmes for olaparib. The full historic carrying value of the asset has been restored to our balance sheet. Further details relating to intangible asset impairments are included in Note 9 to the Financial Statements from page 153.
>	Legal provisions and other adjustments of $46 million income (2012: $133 million charges) including an $18 million adjustment to the fair value of contingent consideration payable arising from our business combinations completed in 2013, as detailed in Notes 19 and 24 to the Financial Statements on page 162 and from page 170.

The 2013 Reported operating profit was down 51% at CER (Actual: 54%) to $3,712 million; Reported EPS was down 55% on a CER basis in 2013 (Actual: 59%) to $2.04. The larger declines compared with the respective Core financial measures are mainly the result of the $1,758 million impairment of Bydureon, as well as the full year amortisation related to the Merck Second Option.

Net finance expense in 2013 was $445 million (2012: $502 million). Interest payable on defined benefit pension scheme liabilities fell by $14 million, and there were fair value gains of $5 million recorded on long-term bonds in 2013, versus $10 million losses in 2012. Interest on long-term bonds for 2013 was $16 million lower than 2012.

The 2013 Reported taxation charge of $696 million (2012: $1,376 million) consisted of a current tax charge of $1,398 million (2012: $1,677 million) and a credit arising from movements on deferred tax of $702 million (2012: $301 million). The current tax charge includes a prior period current tax charge of $46 million (2012: credit of $79 million).

The Reported tax rate for 2013 was 21.3% compared with 18% for 2012. The Reported tax rate for the year ended 31 December 2012 benefited from a $230 million adjustment to deferred tax balances following substantive enactment of a reduction in the Swedish corporation tax rate from 26.3% to 22%, and a $240 million adjustment in respect of prior periods following the settlement of a transfer pricing matter. Excluding these benefits, the Reported tax rate for 2012 was 24.1%. Further details relating to movements in our taxation balances are included in Note 4 to the Financial Statements from page 145.

Total comprehensive income for 2013 decreased by $3,947 million to $2,458 million. This was driven by the decrease in profit of $3,699 million, and a decrease of $248 million in other comprehensive income, which was principally due to the effects of movements in exchange rates on our consolidated results.

Cash flow and liquidity – 2013

All data in this section is on a Reported basis.

Cash generated from operating activities was $7,400 million for the year ended 31 December 2013, compared with $6,948 million in 2012. Lower tax and interest payments partially offset the lower operating profit in 2013, after adjusting for impairments and non-cash costs, while working capital movements and a one-off pension fund contribution drove higher outflows in 2012.

Investment cash outflows of $3,112 million in 2013 (2012: $5,607 million) included $1,158 million on completion of the acquisitions of Pearl Therapeutics, Omthera, Amplimmune and Spirogen, and $1,316 million for the purchase of other intangible assets. The 2012 comparative period included the cash outflows for the purchase of Ardea ($1,187 million) and intangible assets associated with our collaboration with BMS on Amylin ($3,358 million).

Net cash distributions to shareholders in 2013 were $2,979 million, through dividends of $3,461 million partially offset by proceeds from the issue of shares of $482 million.

At 31 December 2013, outstanding gross debt (interest-bearing loans and borrowings) was $10,376 million (2012: $10,310 million). Of the gross debt outstanding at 31 December 2013, $1,788 million is due within one year (2012: $901 million).

Net funds were $39 million at 31 December 2013, an increase of $1,408 million due to the net cash inflow as described above.

Financial position – 2013

All data in this section is on a Reported basis.

In 2013, net assets decreased by $693 million to $23,253 million. The decrease in net assets is broadly as a result of the 2013 Group profit of $2,571 million being offset by dividends of $3,499 million.

Property, plant and equipment

Property, plant and equipment decreased by $271 million to $5,818 million in 2013. Additions of $816 million (2012: $772 million) were offset by depreciation of $906 million (2012: $1,023 million), impairments of $101 million (2012: $nil) and disposals of $82 million (2012: $224 million).

Goodwill and intangible assets

Our goodwill of $9,981 million at 31 December 2013 (2012: $9,898 million) principally arose on the acquisition of MedImmune in 2007 and the restructuring of our US joint venture with Merck in 1998. Goodwill of $77 million arising on our acquisitions of Pearl Therapeutics and

230	AstraZeneca Annual Report and Form 20-F Information 2014

Amplimmune, as detailed in Note 24 to the Financial Statements from page 170, was capitalised in 2013.

Intangible assets amounted to $16,047 million at 31 December 2013 (2012: $16,448 million). Intangible asset additions were $3,217 million in 2013 (2012: $6,916 million), including product rights acquired in our acquisitions of Pearl Therapeutics ($985 million), Omthera ($526 million), Amplimmune ($534 million) and Spirogen ($371 million). Amortisation in 2013 was $1,779 million (2012: $1,296 million). Impairment charges in 2013 amounted to $2,082 million (2012: $199 million) including a $1,758 million charge on our diabetes product Bydureon and a $136 million impairment charge following our decision not to proceed with regulatory filings for fostamatinib. These 2013 impairment charges were partially offset by a $285 million impairment reversal following enrolment of the first patient in the first of several Phase III clinical programmes for olaparib, an impairment provision previously having been taken against this compound in 2011.

Further details of our additions to intangible assets, and recorded impairments, are included in Note 9 to the Financial Statements from page 153.

Receivables, payables and provisions

Trade receivables decreased by $182 million to $5,514 million in line with lower revenues in 2013.

Prepayments and accrued income increased by $1,988 million driven, principally, by an increase in prepayments following the modification of the royalty structure under our global licence agreement for Crestor, which was amended to include fixed minimum and maximum annual royalty payments to Shionogi. These future royalties were recognised within payables and as a prepayment. Prepayments also increased due to payments made to Moderna Therapeutics and Immunocore during 2013 on new research collaborations.

Trade and other payables increased by $2,492 million in 2013 to $12,714 million, with increases in other payables of $2,277 million due to the recognition of future royalty payments on Crestor, as detailed above, and contingent consideration of $532 million recognised on the acquisitions of Pearl Therapeutics ($149 million), Omthera ($62 million), Amplimmune ($153 million) and Spirogen ($168 million).

Provisions increased by $45 million in 2013, including $771 million of additional charges recorded in the year, offset by $681 million of cash payments. Included within the $771 million of charges for 2013 was $652 million for our global restructuring initiative and $23 million in respect of legal charges. Cash payments in 2013 included $532 million for our global restructuring programme.

Tax payable and receivable

Net income tax payable in 2013 increased by $523 million to $2,582 million, principally due to cash tax timing differences and an increase in accruals for tax contingencies. The 31 December 2013 tax receivable balance of $494 million comprised tax owing to AstraZeneca from certain governments expected to be received on settlements of transfer pricing audits and disputes and cash tax timing differences. Net deferred tax liabilities increased by $157 million in 2013.

Retirement benefit obligations

Net retirement benefit obligations decreased by $10 million in 2013. Employer contributions to the pension scheme of $369 million were offset by current and past service cost charges of $204 million, net financing costs of $79 million and exchange movements.

AstraZeneca Annual Report and Form 20-F Information 2014	231

Additional Information

Shareholder Information

AstraZeneca PLC share listings and prices

	2010	2011	2012	2013	2014
Ordinary Shares in issue – millions
At year end	1,409	1,292	1,247	1,257	1,263
Weighted average for year	1,438	1,361	1,261	1,252	1,262
Stock market price – per Ordinary Share
Highest (pence)	3385	3194	3111.5	3612	4823.5
Lowest (pence)	2732	2543.5	2591	2909.5	3549.5
At year end (pence)	2922	2975	2909.5	3574.5	4555.5

Percentage analysis of issued share capital at 31 December
By size of account	2010	2011	2012	2013	2014
Number of Ordinary Shares	%	%	%	%	%
1 – 250	0.5	0.6	0.6	0.5	0.5
251 – 500	0.6	0.7	0.7	0.6	0.6
501 – 1,000	0.8	0.8	0.8	0.8	0.7
1,001 – 5,000	1.1	1.2	1.1	1.1	1.0
5,001 – 10,000	0.2	0.2	0.2	0.2	0.2
10,001 – 50,000	1.0	1.0	1.0	1.0	1.0
50,001 – 1,000,000	12.8	13.8	12.6	12.3	13.3
Over 1,000,000[1]	83.0	81.7	83.0	83.5	82.7
[1] Includes Euroclear and ADR holdings.

At 31 December 2014, the Company had 100,371 registered holders of 1,263,143,338 Ordinary Shares. There were 104,555 holders of Ordinary Shares held under the Euroclear Services Agreement, representing 11.6% of the issued share capital of the Company and approximately 249,000 holders of ADRs, representing 9.6% of the issued share capital of the Company. Each ADR is equivalent to one Ordinary Share. With effect from 6 February 2015, Citibank N.A. (Citibank) succeeded JPMorgan Chase Bank (JPMorgan) as depositary of the ADRs.

In 1999, in connection with the merger between Astra and Zeneca through which the Company was formed, the Company’s share capital was redenominated in US dollars. On 6 April 1999, Zeneca shares were cancelled and US dollar shares issued, credited as fully paid on the basis of one dollar share for each Zeneca share then held. This was achieved by a reduction of capital under section 135 of the Companies Act 1985. Upon the reduction of capital becoming effective, all issued and unissued Zeneca shares were cancelled and the sum arising as a result of the share cancellation credited to a special reserve, which was converted into US dollars at the rate of exchange prevailing on the record date. This US dollar reserve was then applied in paying up, at par, newly created US dollar shares.

At the same time as the US dollar shares were issued, the Company issued 50,000 Redeemable Preference Shares for cash, at par. The Redeemable Preference Shares carry limited class voting rights, no dividend rights and are capable of redemption, at par, at the option of the Company on the giving of seven days’ written notice to the registered holder of the Redeemable Preference Shares.

A total of 826 million Ordinary Shares were issued to Astra shareholders who accepted the merger offer before the final closing date, 21 May 1999. The Company received acceptances from Astra shareholders representing 99.6% of Astra’s shares and the remaining 0.4% was acquired in 2000, for cash.

Since April 1999, following the merger of Astra and Zeneca, the principal markets for trading in the shares of the Company are the London Stock Exchange (LSE), the Stockholm Stock Exchange (SSE) and the NYSE. The table opposite sets out, for 2013 and 2014, the reported high and low share prices of the Company, on the following bases

>	for shares listed on the LSE, the reported high and low middle market closing quotations are derived from the Daily Official List
>	for shares listed on the SSE, the high and low closing sales prices are as stated in the Official List
>	for ADSs listed on the NYSE, the reported high and low sales prices are as reported by Dow Jones (ADR quotations).

232	AstraZeneca Annual Report and Form 20-F Information 2014

		Ordinary LSE		Ordinary SSE		ADS
		High (pence)	Low (pence)	High (SEK)	Low (SEK)	High (US$)	Low (US$)
2013	– Quarter 1	3299.5	2909.5	323.9	284.5	50.06	44.67
	– Quarter 2	3521.5	3052.5	354.9	317.4	53.01	47.22
	– Quarter 3	3335.0	3116.5	336.2	319.6	52.08	47.87
	– Quarter 4	3612.0	3113.0	387.8	321.5	59.50	49.72
2014	– Quarter 1	4103.0	3549.5	446.3	380.5	68.38	58.51
	– Quarter 2	4823.5	3723.0	532.5	409.7	81.09	62.45
	– Quarter 3	4597.0	4092.5	536.0	467.3	76.31	68.49
	– Quarter 4	4780.0	4169.5	558.5	484.5	75.38	67.15
	– July	4451.0	4314.5	520.5	501.5	76.31	72.79
	– August	4567.0	4092.5	529.0	467.3	76.01	68.49
	– September	4597.0	4374.0	536.0	514.5	75.51	70.99
	– October	4543.5	4169.5	536.5	484.5	72.94	67.15
	– November	4780.0	4520.5	557.5	534.0	75.38	72.50
	– December	4710.0	4449.0	558.5	530.5	73.94	69.56

Major shareholdings

At 31 January 2015, the following had disclosed an interest in the issued Ordinary Share capital of the Company in accordance with the requirements of rules 5.1.2 or 5.1.5 of the UK Listing Authority’s Disclosure and Transparency Rules:

		Date of		Percentage of
	Number of	disclosure to		issued share
Shareholder	Ordinary Shares	Company	[1]	capital
BlackRock, Inc.	100,885,181	8 December 2009		7.99
Investor AB	51,587,810	2 February 2012		4.08

[1]	Since the date of disclosure to the Company, the interest of any person listed above in Ordinary Shares may have increased or decreased. No requirement to notify the Company of any increase or decrease would have arisen unless the holding moved up or down through a whole number percentage level. The percentage level may increase (on the cancellation of shares following a repurchase of shares under the Company’s share repurchase programme) or decrease (on the issue of new shares under any of the Company’s share plans).

So far as the Company is aware, no other person held a notifiable interest in the issued Ordinary Share capital of the Company.

Changes in the percentage ownership held by major shareholders during the past three years are set out below. Major shareholders do not have different voting rights.

	31 January	31 January	2 February	27 January
Shareholder	2015	2014	2013	2012
BlackRock, Inc.	7.99	8.01	8.08	7.87
Investor AB	4.08	4.09	4.13	4.02
Invesco Limited	< 5.00	5.78	5.83	5.67
Axa SA	< 3.00	4.52	4.57	4.44
Legal & General Investment Management Limited	< 3.00	<3.00	4.62	4.50
The Capital Group Companies, Inc.	< 3.00	3.01	< 3.00	< 3.00

ADSs evidenced by ADRs issued by JPMorgan, as depositary, are listed on the NYSE. At 31 January 2015, the proportion of Ordinary Shares represented by ADSs was 9.57% of the Ordinary Shares outstanding.

Number of registered holders of Ordinary Shares at 31 January 2015:

>	In the US: 717
>	Total: 100,075

Number of record holders of ADRs at 31 January 2015:

>	In the US: 1,886
>	Total: 1,912

So far as the Company is aware, it is neither directly nor indirectly owned or controlled by one or more corporations or by any government.

The Company does not know of any arrangements, the operation of which might result in a change in the control of the Company.

AstraZeneca Annual Report and Form 20-F Information 2014	233

Additional Information

Shareholder Information continued

At 31 January 2015, the total amount of the Company’s voting securities owned by Directors and officers of the Company was:

	Amount	Percentage
Title of class	owned	of class
Ordinary Shares	630,127	0.05

Related party transactions

During the period 1 January 2015 to 31 January 2015, there were no transactions, loans, or proposed transactions between the Company and any related parties which were material to either the Company or the related party, or which were unusual in their nature or conditions (see also Note 29 to the Financial Statements on page 188).

Options to purchase securities from registrant or subsidiaries

(a) At 31 January 2015, options outstanding to subscribe for Ordinary Shares were:

	Subscription	Normal
Number of shares	price (pence)	expiry date
4,239,761	1882 – 3599	2015 – 2020

The weighted average subscription price of options outstanding at 31 January 2015 was 2595 pence. All options were granted under Company employee share schemes.

(b) Included in paragraph (a) are options granted to officers of the Company as follows:

	Subscription	Normal
Number of shares	price (pence)	expiry date
90,499	2280 – 3599	2016 – 2020

(c) At 31 January 2015, none of the Directors of the Company held options to subscribe for Ordinary Shares.

During the period 1 January 2015 to 31 January 2015, no Director exercised any options.

Dividend payments

For Ordinary Shares listed on the LSE and the SSE, the record date for the second interim dividend for 2014, payable on 23 March 2015, is 20 February 2015 and the ex-dividend date is 19 February 2015. For ADRs listed on the NYSE, the record date is 20 February 2015 and the ex-dividend date is 18 February 2015.

The record date for the first interim dividend for 2015, payable on 14 September 2015, is 14 August 2015.

Future dividends will normally be paid as follows:

>	First interim: Announced in July/August and paid in September.

>	Second interim: Announced in January/February and paid in March.

Shareview

The Company’s shareholders with internet access may visit the website, www.shareview.co.uk, and register their details to create a portfolio. Shareview is a free and secure online service from the Company’s registrar, Equiniti Limited, which gives access to shareholdings, including balance movements, indicative share prices and information about recent dividends.

ShareGift

The Company welcomes and values all of its shareholders, no matter how many or how few shares they own. However, shareholders who have only a small number of shares whose value makes it uneconomic to sell them, either now or at some stage in the future, may wish to consider donating them to charity through ShareGift, an independent charity share donation scheme. One feature of the scheme is that there is no gain or loss for UK capital gains tax purposes on gifts of shares through ShareGift, and it may now also be possible to obtain UK income tax relief on the donation. Further information about ShareGift can be found on its website, www.sharegift.org, or by contacting ShareGift on 020 7930 3737 or at 17 Carlton House Terrace, London SW1Y 5AH. ShareGift is administered by The Orr Mackintosh Foundation, registered charity number 1052686. More information about the UK tax position on gifts of shares to ShareGift can be obtained from HM Revenue & Customs on its website, www.hmrc.gov.uk.

The Unclaimed Assets Register

The Company supplies unclaimed dividend data to the Unclaimed Assets Register (UAR), which provides investors who have lost track of shareholdings with an opportunity to search the UAR’s database of unclaimed financial assets on payment of a small fixed fee. The UAR donates part of the search fee to charity. The UAR can be contacted on 0870 241 1713 or at PO Box 9501, Nottingham NG80 1WD.

Results

Unaudited trading results of AstraZeneca in respect of the first three months of 2015 will be published on 24 April 2015 and results in respect of the first six months of 2015 will be published on 30 July 2015.

Documents on display

The Articles and other documents concerning the Company which are referred to in this Annual Report may be inspected at the Company’s registered office at 2 Kingdom Street, London W2 6BD.

Taxation for US persons

The following summary of material UK and US federal income tax consequences of ownership of Ordinary Shares or ADRs held as capital assets by the US resident holders described below is based on current UK and US federal income tax law, including the US/UK double taxation convention relating to income and capital gains, which entered into force on 31 March 2003 (the Convention). This summary does not describe all of the tax consequences that may be relevant in light of the US resident holders’ particular circumstances and tax consequences applicable to US resident holders subject to special rules (such as certain financial institutions, entities treated as partnerships for US federal income tax purposes, persons whose functional currency for US federal income tax purposes is not the US dollar, tax-exempt entities, persons subject to alternative minimum tax, persons subject to the Medicare contribution tax on ‘net investment income’, or persons holding Ordinary Shares or ADRs in connection with a trade or business conducted outside of the US). US resident holders are urged to consult their tax advisers regarding the UK and US federal income tax consequences of the ownership and disposition of Ordinary Shares or ADRs in their particular circumstances.

This summary is based in part on representations of JPMorgan and Citibank as depositaries for ADRs and assumes that each obligation in the deposit agreement among the Company and the depositaries and the holders from time to time of ADRs and any related agreements will be performed in accordance with its terms. The US Treasury has expressed concerns that parties to whom American depositary shares are released before shares are

234	AstraZeneca Annual Report and Form 20-F Information 2014

delivered to the depositary (pre-release), or intermediaries in the chain of ownership between holders and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming, by US holders of American depositary shares, of foreign tax credits for US federal income tax purposes. Such actions would also be inconsistent with the claiming of the reduced tax rates, described below, applicable to dividends received by certain non-corporate US resident holders. Accordingly, the availability of the reduced tax rates for dividends received by certain non-corporate US resident holders could be affected by actions that may be taken by parties to whom ADRs are pre-released.

For the purposes of this summary, the term ‘US resident holder’ means a beneficial owner of Ordinary Shares or ADRs that is, for US federal income tax purposes, a citizen or resident of the US, a corporation (or other entity taxable as a corporation) created or organised in or under the laws of the US, any state in the US or the District of Columbia, or an estate or trust, the income of which is subject to US federal income taxation regardless of its source.

This summary assumes that we are not, and will not become, a passive foreign investment company, as discussed below.

UK and US income taxation of dividends

The UK does not currently impose a withholding tax on dividends paid by a UK company, such as the Company.

For US federal income tax purposes, distributions paid by the Company to a US resident holder are included in gross income as foreign source ordinary dividend income to the extent paid out of the Company’s current or accumulated earnings and profits, calculated in accordance with US federal income tax principles. The Company does not maintain calculations of its earnings and profits under US federal income tax principles and so it is expected that distributions generally will be reported to US resident holders as dividends. The amount of the dividend will be the US dollar amount received by the depositary for US resident holders of ADRs (or, in the case of Ordinary Shares, the US dollar value of the foreign currency payment, determined at the spot rate of the relevant foreign currency on the date the dividend is received by the US resident holders, regardless of whether the dividend is converted into US dollars), and it will not be eligible for the dividends received deduction generally available to US corporations. If the dividend is converted into US dollars on the date of receipt, US resident holders of Ordinary Shares generally should not be required to recognise foreign currency gains or losses in respect of the dividend income. They may have foreign currency gain or loss (taxable at the rates applicable to ordinary income) if the amount of such dividend is converted into US dollars after the date of its receipt.

Subject to applicable limitations and the discussion above regarding concerns expressed by the US Treasury, dividends received by certain non-corporate US resident holders of Ordinary Shares or ADRs may be taxable at favourable US federal income tax rates. US resident holders should consult their own tax advisers to determine whether they are subject to any special rules which may limit their ability to be taxed at these favourable rates.

Taxation on capital gains

Under present English law, individuals who are neither resident nor ordinarily resident in the UK, and companies which are not resident in the UK, will not be liable for UK tax on capital gains made on the disposal of their Ordinary Shares or ADRs, unless such Ordinary Shares or ADRs are held in connection with a trade, profession or vocation carried on in the UK through a branch or agency or other permanent establishment.

A US resident holder will generally recognise US source capital gains or losses for US federal income tax purposes on the sale or exchange of Ordinary Shares or ADRs in an amount equal to the difference between the US dollar amount realised and such holder’s US dollar tax basis in the Ordinary Shares or ADRs. US resident holders should consult their own tax advisers about the treatment of capital gains, which may be taxed at lower rates than ordinary income for non-corporate US resident holders and capital losses, the deductibility of which may be subject to limitation.

Passive Foreign Investment Company (PFIC) rules

We believe that we were not a PFIC for US federal income tax purposes for the year ended 31 December 2014. However, since PFIC status depends on the composition of our income and assets, and the market value of our assets (including, among others, less than 25% owned equity investments), from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which Ordinary Shares or ADRs were held, certain adverse tax consequences could apply to US resident holders.

Information reporting and backup withholding

Payments of dividends and sales proceeds that are made within the US or through certain US-related financial intermediaries may be subject to information reporting and backup withholding, unless: (i) the US resident holder is a corporation or other exempt recipient; or (ii) in the case of backup withholding, the US resident holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a US resident holder will be allowed as a credit against the holder’s US federal income tax liability and may entitle the holder to a refund, provided that the required information is timely supplied to the US Internal Revenue Service (IRS).

Certain US resident holders who are individuals (and under proposed US Treasury regulations, certain entities), may be required to report information relating to securities issued by non-US persons (or foreign accounts through which the securities are held), generally on IRS Form 8938, subject to certain exceptions (including an exception for securities held in accounts maintained by US financial institutions). US resident holders should consult their tax advisers regarding their reporting obligations with respect to the Ordinary Shares or ADRs.

UK inheritance tax

Under the current Double Taxation (Estates) Convention (the Estate Tax Convention) between the US and the UK, Ordinary Shares or ADRs held by an individual shareholder who is domiciled for the

AstraZeneca Annual Report and Form 20-F Information 2014	235

Additional Information

Shareholder Information continued

purposes of the Estate Tax Convention in the US, and is not for the purposes of the Estate Tax Convention a national of the UK, will generally not be subject to UK inheritance tax on the individual’s death or on a chargeable gift of the Ordinary Shares or ADRs during the individual’s lifetime, provided that any applicable US federal gift or estate tax liability is paid, unless the Ordinary Shares or ADRs are part of the business property of a permanent establishment of the individual in the UK or, in the case of a shareholder who performs independent personal services, pertain to a fixed base situated in the UK. Where the Ordinary Shares or ADRs have been placed in trust by a settlor who, at the time of settlement, was a US domiciled shareholder, the Ordinary Shares or ADRs will generally not be subject to UK inheritance tax unless the settlor, at the time of settlement, was a UK national, or the Ordinary Shares or ADRs are part of the business property of a permanent establishment of the individual in the UK or, in the case of a shareholder who performs independent personal services, pertain to a fixed base situated in the UK. In the exceptional case where the Ordinary Shares or ADRs are subject to both UK inheritance tax and US federal gift or estate tax, the Estate Tax Convention generally provides for double taxation to be relieved by means of credit relief.

UK stamp duty reserve tax and stamp duty

A charge to UK stamp duty or UK stamp duty reserve tax (SDRT) may arise on the deposit of Ordinary Shares in connection with the creation of ADRs. The rate of stamp duty or SDRT will generally be 1.5% of the value of the consideration or, in some circumstances, the value of the Ordinary Shares. There is no 1.5% SDRT charge on the issue of Ordinary Shares (or, where it is integral to the raising of new capital, the transfer of Ordinary Shares) into the ADR arrangement.

No UK stamp duty will be payable on the acquisition or transfer of existing ADRs provided that any instrument of transfer or written agreement to transfer is executed outside the UK and remains at all times outside the UK. An agreement for the transfer of ADRs will not give rise to a liability for SDRT.

A transfer of, or an agreement to, transfer Ordinary Shares will generally be subject to UK stamp duty or SDRT at 0.5% of the amount or value of any consideration, provided, in the case of stamp duty, it is rounded to the nearest £5.

Transfers of Ordinary Shares into CREST will generally not be subject to stamp duty or SDRT, unless such a transfer is made for a consideration in money or money’s worth, in which case a liability to SDRT will arise, usually at the rate of 0.5% of the value of the consideration. Paperless transfers of Ordinary Shares within CREST are generally liable to SDRT at the rate of 0.5% of the value of the consideration. CREST is obliged to collect SDRT from the purchaser on relevant transactions settled within the system.

Exchange controls and other limitations affecting security holders

There are no governmental laws, decrees or regulations in the UK restricting the import or export of capital or affecting the remittance of dividends, interest or other payments to non-resident holders of Ordinary Shares or ADRs.

There are no limitations under English law or the Articles on the right of non-resident or foreign owners to be the registered holders of, or to exercise voting rights in relation to, Ordinary Shares or ADRs or to be registered holders of notes or debentures of Zeneca Wilmington Inc. or the Company.

Exchange rates

The following information relating to average and spot exchange rates used by AstraZeneca is provided for convenience:

	SEK/USS	USS/GBP
Average rates (statement of comprehensive income, statement of cash flows)
2012	6.7782	1.5834
2013	6.5089	1.5621
2014	6.7901	1.6532
End of year spot rates (statement of financial position)
2012	6.5176	1.6171
2013	6.4233	1.6502
2014	7.7451	1.5559

236	AstraZeneca Annual Report and Form 20-F Information 2014

Additional Information

Corporate Information

History and development of the Company

AstraZeneca PLC was incorporated in England and Wales on 17 June 1992 under the Companies Act 1985. It is a public limited company domiciled in the UK. The Company’s registered number is 2723534 and its registered office is at 2 Kingdom Street, London W2 6BD (telephone +44 (0)20 7604 8000). From February 1993 until April 1999, the Company was called Zeneca Group PLC. On 6 April 1999, the Company changed its name to AstraZeneca PLC.

The Company was formed when the pharmaceutical, agrochemical and specialty chemical businesses of Imperial Chemical Industries PLC were demerged in 1993. In 1999, the Company sold the specialty chemical business. Also in 1999, the Company merged with Astra of Sweden. In 2000, it demerged the agrochemical business and merged it with the similar business of Novartis to form a new company called Syngenta AG.

In 2007, the Group acquired MedImmune, a biologics and vaccines business based in the US.

The Group’s corporate office is at

2 Kingdom Street, London W2 6BD.

Articles

Objects

The Company’s objects are unrestricted.

Any amendment to the Articles requires the approval of shareholders by a special resolution at a general meeting of the Company.

Directors

The Board has the authority to manage the business of the Company, for example, through powers to allot and repurchase its shares, subject where required to shareholder resolutions. Subject to certain exceptions, Directors do not have power to vote at Board meetings on matters in which they have a material interest.

The quorum for meetings of the Board is a majority of the full Board, of whom at least four must be Non-Executive Directors. In the absence of a quorum, the Directors do not have power to determine compensation arrangements for themselves or any member of the Board.

The Board may exercise all the powers of the Company to borrow money. Variation of these borrowing powers would require the passing of a special resolution of the Company’s shareholders.

All Directors must retire from office at the Company’s AGM each year and may present themselves for election or re-election. Directors are not prohibited, upon reaching a particular age, from submitting themselves for election or re-election.

Within two months of the date of their appointment, Directors are required to beneficially own Ordinary Shares of an aggregate nominal amount of at least $125, which currently represents 500 shares.

Rights, preferences and restrictions attaching to shares

As at 31 December 2014, the Company had 1,263,143,338 Ordinary Shares and 50,000 Redeemable Preference Shares in issue. The Ordinary Shares represent 99.98% and the Redeemable Preference Shares represent 0.02% of the Company’s total share capital (these percentages have been calculated by reference to the closing mid-point US$/GBP exchange rate on 31 December 2014 as published in the London edition of the Financial Times newspaper).

As agreed by the shareholders at the Company’s AGM held on 29 April 2010, the Articles were amended with immediate effect to remove the requirement for the Company to have an authorised share capital, the concept of which was abolished under the Companies Act 2006. Each Ordinary Share carries the right to vote at general meetings of the Company. The rights and restrictions attaching to the Redeemable Preference Shares differ from those attaching to Ordinary Shares as follows:

>	The Redeemable Preference Shares carry no rights to receive dividends.
>	The holders of Redeemable Preference Shares have no rights to receive notices of, attend or vote at general meetings except in certain limited circumstances. They have one vote for every 50,000 Redeemable Preference Shares held.
>	On a distribution of assets of the Company, on a winding-up or other return of capital (subject to certain exceptions), the holders of Redeemable Preference Shares have priority over the holders of
Ordinary Shares to receive the capital paid up on those shares.
>	Subject to the provisions of the Companies Act 2006, the Company has the right to redeem the Redeemable Preference Shares at any time on giving not less than seven days’ written notice.

There are no specific restrictions on the transfer of shares in the Company, which is governed by the Articles and prevailing legislation.

The Company is not aware of any agreements between holders of shares that may result in restrictions on the transfer of shares or that may result in restrictions on voting rights.

Action necessary to change the rights of shareholders

In order to vary the rights attached to any class of shares, the consent in writing of the holders of three-quarters in nominal value of the issued shares of that class or the sanction of an extraordinary resolution passed at a general meeting of such holders is required.

General meetings

AGMs and other general meetings, as from time to time may be required, where a special resolution is to be passed or a Director is to be appointed, require 21 clear days’ notice to shareholders. Subject to the Companies Act 2006, other general meetings require 14 clear days’ notice.

For all general meetings, a quorum of two shareholders present in person or by proxy, and entitled to vote on the business transacted, is required unless each of the two persons present is a corporate representative of the same corporation; or each of the two persons present is a proxy of the same shareholder.

Shareholders and their duly appointed proxies and corporate representatives are entitled to be admitted to general meetings.

Limitations on the rights to own shares

There are no limitations on the rights to own shares.

Property

Substantially all of our properties are held freehold, free of material encumbrances and are fit for their purpose.

AstraZeneca Annual Report and Form 20-F Information 2014	237

Additional Information

Trade Marks

AstraZeneca, the AstraZeneca logotype and the AstraZeneca symbol are all trade marks of the Group.

The following brand names which appear in italics in this Annual Report are trade marks of the Group:

Trade mark
Accolate	Entocort	Myalept[1]	Seroquel XR
Arimidex	Farxiga	Naropin	Symbicort
Atacand	Faslodex	Nexium	Symbicort SMART
Atacand HCT	Fluenz	Nolvadex	Symbicort Turbuhaler
Atacand Plus	FluMist	Onglyza	Symlin
Axanum	Forxiga	Oxis Turbuhaler	Synagis[2]
Bricanyl	Genuair	Plendil	Tenormin[3]
Brilinta	Iressa	Pressair	Toprol-XL
Brilique	Kombiglyze	Prilosec	Turbuhaler
Bydureon	Komboglyze	Pulmicort	Vimovo
Byetta	Losec	Pulmicort Flexhaler	Xigduo
Caprelsa	Lynparza	Pulmicort Respules	Xylocaine
Casodex	Meronem	Pulmicort Turbuhaler	Zestril[3]
Crestor	Merrem	Rhinocort	Zoladex
Diprivan	Movantik	Seloken	Zomig
EMLA	Moventig	Seroquel

[1]	AstraZeneca assigned this trade mark to Aegerion effective 9 January 2015.
[2]	AstraZeneca owns this trade mark in the US only. AbbVie Inc. owns it in the rest of the world.
[3]	AstraZeneca assigned these trade marks in the US to Alvogen effective 9 January 2015.

The following brand names which appear in italics in this Annual Report are trade marks licensed to the Group by the entities set out below:

Trade mark	Licensor or Owner
Bretaris	Almirall, S.A.
Cubicin	Cubist Pharmaceuticals, Inc.
Daliresp	Takeda GmbH
Duaklir	Almirall, S.A.
Eklira	Almirall, S.A.
Epanova	Chrysalis Pharma AG
Tudorza	Almirall, S.A.
Zinforo	Forest Laboratories Holdings Limited
Zytiga[1]	Janssen Pharmaceutical K.K.

[1]	AstraZeneca has been licensed this trade mark for use in Japan only.

The following brand names which appear in italics throughout this Annual Report are not owned by or licensed to the Group and are owned by the entities set out below:

Trade mark	Owner
Lipitor	Pfizer Ireland Pharmaceuticals
messenger RNA Therapeutics	Moderna Therapeutics, Inc.

238	AstraZeneca Annual Report and Form 20-F Information 2014

Glossary

Market definitions

Region	Country
US	US
Europe	Albania*	Cyprus*	Germany	Kazakhstan	Poland	Sweden
	Austria	Czech Republic	Greece	Latvia*	Portugal*	Switzerland
	Belarus*	Denmark	Hungary	Lithuania*	Romania	UK
	Belgium	Estonia*	Iceland*	Luxembourg*	Serbia and Montenegro*	Ukraine*
	Bosnia and Herzegovina*	Finland	Ireland	Malta*	Slovakia
	Bulgaria	France	Israel*	Netherlands	Slovenia*
	Croatia	Georgia*	Italy	Norway	Spain
Established ROW	Australia	Japan
	Canada	New Zealand
Emerging Markets	Algeria	Colombia	Indonesia	Netherlands Antilles*	Saudi Arabia	Turkey
	Argentina	Costa Rica	Iran*	Nicaragua	Singapore	United Arab Emirates
	Aruba*	Cuba*	Iraq*	Oman*	South Africa	Uruguay*
	Bahamas*	Dominican Republic*	Jamaica*	Other Africa*	South Korea	Venezuela
	Bahrain*	Ecuador	Jordan*	Pakistan*	Sri Lanka*	Vietnam*
	Barbados*	Egypt	Kuwait*	Palestine*	Sudan*	Yemen*
	Belize	El Salvador	Lebanon*	Panama	Syria*
	Bermuda*	Guatemala	Libya*	Peru	Taiwan
	Brazil	Honduras	Malaysia	Philippines	Thailand
	Chile	Hong Kong	Mexico	Qatar*	Trinidad and Tobago*
	China	India	Morocco	Russia	Tunisia*

*	IMS Health, IMS Midas Quantum Q3 2014 data is not available or AstraZeneca does not subscribe for IMS Health quarterly data for these countries.

The above table is not an exhaustive list of all the countries in which AstraZeneca operates, and excludes countries with revenue in 2014 of less than $1 million.

Established Markets means US, Europe and Established ROW.

Other Established ROW means Australia and New Zealand.

Other Emerging Markets means all Emerging Markets except China.

Other Africa includes Angola, Botswana, Ethiopia, Ghana, Kenya, Mauritius, Mozambique, Namibia, Nigeria, Swaziland, Tanzania, Uganda, Zambia and Zimbabwe.

Asia Area comprises India, Indonesia, Malaysia, Philippines, Singapore, South Korea, Sri Lanka, Taiwan, Thailand and Vietnam.

US equivalents

Terms used in this Annual Report	US equivalent or brief description
Accruals	Accrued expenses
Allotted	Issued
Called-up share capital	Issued share capital
Creditors	Liabilities/payables
Debtors	Receivables and prepaid expenses
Earnings	Net income
Employee share schemes	Employee stock benefit plans
Fixed asset investments	Non-current investments
Freehold	Ownership with absolute rights in perpetuity
Interest payable	Interest expense
Loans	Long-term debt
Prepayments	Prepaid expenses
Profit	Income
Profit and loss account	Income statement/consolidated statement of comprehensive income
Share premium account	Premiums paid in excess of par value of Ordinary Shares
Short-term investments	Redeemable securities and short-term deposits

AstraZeneca Annual Report and Form 20-F Information 2014	239

Additional Information

Glossary continued

The following abbreviations and expressions have the following meanings when used in this Annual Report:

AbbVie – AbbVie Inc.

ACA (Affordable Care Act) – the Patient Protection and Affordable Care Act which was signed into law on 23 March 2010 as amended by the Health Care and Education Reconciliation Act which was signed into law on 30 March 2010.

ACS – Acute Coronary Syndrome.

Actavis – Actavis Plc.

ADC Therapeutics – ADC Therapeutics Sàrl.

ADR – an American Depositary Receipt evidencing title to an ADS.

ADS – an American Depositary Share representing one underlying Ordinary Share.

Advaxis – Advaxis, Inc.

AGM – an Annual General Meeting of the Company.

Aegerion – Aegerion Pharmaceuticals, Inc.

Almirall – Almirall, S.A.

Amgen – Amgen, Inc.

Amplimmune – Amplimmune, Inc.

Amylin – Amylin Pharmaceuticals, LLC (formerly Amylin Pharmaceuticals, Inc.).

ANDA – an abbreviated new drug application, which is a marketing approval application for a generic drug submitted to the FDA.

Annual Report – this Annual Report and Form 20-F Information 2014.

API – active pharmaceutical ingredient.

Ardea – Ardea Biosciences, Inc.

Articles – the Articles of Association of the Company.

Astellas – Astellas Pharma Inc.

Astra – Astra AB, being the company with whom the Company merged in 1999.

AstraZeneca – the Company and its subsidiaries.

AZIP – AstraZeneca Investment Plan.

BACE – beta secretase clearing enzyme.

biologic(s) – a class of drugs that are produced in living cells.

biosimilars – a copy of a biologic that is sufficiently similar to meet regulatory requirements.

BLA – Biologics License Application.

BMS – Bristol-Myers Squibb Company.

Board – the Board of Directors of the Company.

Bureau Veritas – Bureau Veritas UK Limited.

CEO – the Chief Executive Officer of the Company.

CER – constant exchange rates.

CFDA – China Food and Drug Administration. CFO – the Chief Financial Officer of the Company.

CIS – Commonwealth of Independent States.

Code of Conduct – the Group’s Code of Conduct.

Company or Parent Company – AstraZeneca PLC (formerly Zeneca Group PLC (Zeneca)).

COPD – chronic obstructive pulmonary disease.

Corporate Integrity Agreement (CIA) – the agreement described in the US Corporate Integrity Agreement reporting section on page 61.

CROs – contract research organisations.

CVMD – Cardiovascular and Metabolic diseases.

CV – cardiovascular.

Definiens – Definiens AG.

Director – a director of the Company.

DOJ – the United States Department of Justice.

earnings per share (EPS) – profit for the year after tax and non-controlling interests, divided by the weighted average number of Ordinary Shares in issue during the year.

EC – European Commission.

EFPIA – European Federation of Pharmaceutical Industries and Associations.

EMA – European Medicines Agency.

EPO – European Patent Office.

EVP – Executive Vice-President.

EU – the European Union.

FDC – fixed-dose combination.

FDA – the US Food and Drug Administration, which is part of the US Department of Health and Human Services Agency, which is the regulatory authority for all pharmaceuticals (including biologics and vaccines) and medical devices in the US.

FibroGen – FibroGen, Inc.

Forest – Forest Laboratories Holdings Limited.

GAAP – Generally Accepted Accounting Principles.

GMD – Global Medicines Development.

GPPS – Global Product and Portfolio Strategy.

gross margin – the margin, as a percentage, by which sales exceed the cost of sales, calculated by dividing the difference between the two by the sales figure.

Group – AstraZeneca PLC and its subsidiaries.

GSK – GlaxoSmithKline plc.

HHA – Healthy Heart Africa programme.

HR – human resources.

IA – the Group’s Internal Audit Services function.

IAS – International Accounting Standards.

IAS 19 – IAS 19 Employee Benefits.

IAS 32 – IAS 32 Financial Instruments: Presentation.

IAS 39 – IAS 39 Financial Instruments: Recognition and Measurement.

IASB – International Accounting Standards Board.

IFRS – International Financial Reporting Standards or International Financial Reporting Standard, as the context requires.

IFRS 8 – IFRS 8 Operating Segments.

IMED – Innovative Medicines and Early Development.

Immunocore – Immunocore Limited.

IP – intellectual property.

IS – information services.

ISAs – International Standards on Auditing.

IT – information technology.

Janssen – Janssen Research & Development, LLC.

KPI – key performance indicator.

Krona, Kronor or SEK – references to the currency of Sweden.

Kyowa Hakko Kirin – Kyowa Hakko Kirin Co., Ltd.

LCM projects – significant life-cycle management projects (as determined by potential revenue generation), or line extensions.

Lean – means enhancing value for customers with fewer resources.

Lilly – Eli Lilly and Company.

LTI – long-term incentive, in the context of share plan remuneration arrangements.

MAA – a marketing authorisation application, which is an application for authorisation to place medical products on the market. This is a specific term used in the EU and European Economic Area markets.

MAb – monoclonal antibody, a biologic that is specific, that is, it binds to and attacks one particular antigen.

major market – US, EU, Japan and China.

MAT – Moving Annual Total.

MedImmune – MedImmune, LLC (formerly MedImmune, Inc.).

Merck – Merck Sharp & Dohme Corp. (formerly Merck & Co., Inc.).

MI – myocardial infarction.

240	AstraZeneca Annual Report and Form 20-F Information 2014

Moderna Therapeutics – Moderna Therapeutics, Inc.

NDA – a new drug application to the FDA for approval to market a new medicine in the US.

NME – new molecular entity.

Novartis – Novartis Pharma AG.

NSAID – a non-steroidal anti-inflammatory drug.

NSCLC – non-small cell lung cancer.

NSTE-ACS – non-ST-Elevation acute coronary syndromes.

NYSE – the New York Stock Exchange.

n/m – not meaningful.

Omthera – Omthera Pharmaceuticals, Inc.

operating profit – sales, less cost of sales, less operating costs, plus operating income.

Ordinary Share – an ordinary share of $0.25 each in the share capital of the Company.

orphan drug – a drug which has been approved for use in a relatively low-incidence indication (an orphan indication) and has been rewarded with a period of market exclusivity; the period of exclusivity and the available orphan indications vary between markets.

OTC – over-the-counter.

Paediatric Exclusivity – in the US, a six-month period of exclusivity to market a drug which is awarded by the FDA in return for certain paediatric clinical studies using that drug. This six-month period runs from the date of relevant patent expiry. Analogous provisions are available in certain other territories (such as European Supplementary Protection Certificate (SPC) paediatric extensions).

PD-L1 – an anti-programmed death-ligand 1.

Pearl Therapeutics – Pearl Therapeutics, Inc.

Pfizer – Pfizer, Inc.

Pharmacyclics – Pharmacyclics, Inc.

Phase I – the phase of clinical research where a new drug or treatment is tested in small groups of people (20 to 80) to check that the drug can achieve appropriate concentrations in the body, determine a safe dosage range and identify side effects. This phase includes healthy volunteer studies.

Phase II – the phase of clinical research which includes the controlled clinical activities conducted to evaluate the effectiveness of the drug in patients with the disease under study and to begin to determine the safety profile of the drug. Phase II studies are typically conducted in small or medium sized groups of patients and can be divided into Phase IIa studies, which tend to be designed to assess dosing requirements, and Phase IIb studies, which tend to assess safety and efficacy.

Phase III – the phase of clinical research which is performed to gather additional information about effectiveness and safety of the drug, often in a comparative setting, to evaluate the overall benefit/risk profile of the drug. Phase III studies usually include between several hundred and several thousand patients.

PHC – personalised healthcare.

PMDA – Pharmaceuticals and Medical Devices Agency of Japan.

pMDI – pressurised metered-dose inhaler.

pound sterling, £, GBP, pence or p – references to the currency of the UK.

Pozen – POZEN, Inc.

primary care – general healthcare provided by physicians who ordinarily have first contact with patients and who may have continuing care for them.

Proof of Concept – data demonstrating that a candidate drug results in a clinical change on an acceptable endpoint or surrogate in patients with the disease.

PSP – AstraZeneca Performance Share Plan.

PTE – Patent Term Extension, an extension of up to five years in the term of a US patent relating to a drug which compensates for delays in marketing resulting from the need to obtain FDA approval. The analogous right in the EU is an SPC.

Qiagen – Qiagen Manchester Limited.

R&D – research and development.

Redeemable Preference Share – a redeemable preference share of £1 each in the share capital of the Company.

Regulatory Data Protection (RDP) – see the Intellectual Property section from page 68.

Regulatory Exclusivity – any of the IP rights arising from generation of clinical data and includes Regulatory Data Protection, Paediatric Exclusivity and orphan drug status.

Roche – F. Hoffmann-La Roche AG.

RSV – respiratory syncytial virus.

Sarbanes-Oxley Act – the US Sarbanes-Oxley Act of 2002.

SEC – the US Securities and Exchange Commission, the governmental agency that regulates the US securities industry and stock markets.

Seroquel – Seroquel IR and Seroquel XR.

SET – Senior Executive Team.

SG&A costs – selling, general and administrative costs.

SGLT-2 – sodium-glucose co-transporter 2.

Shionogi – Shionogi & Co. Ltd.

SLE – systemic lupus erythematosus.

SPC – supplementary protection certificate.

specialty care – specific healthcare provided by medical specialists who do not generally have first contact with patients.

Spirogen – Spirogen Sàrl.

Teva – Teva Pharmaceuticals USA, Inc.

TSR – total shareholder return, being the total return on a share over a period of time, including dividends reinvested.

UK – United Kingdom of Great Britain and Northern Ireland.

UK Corporate Governance Code – the UK Corporate Governance Code published by the Financial Reporting Council in September 2012 that sets out standards of good practice in corporate governance for the UK.

US – United States of America.

US dollar, US$, USD or $ – references to the currency of the US.

WHO – World Health Organization, the United Nations’ specialised agency for health.

YHP – Young Health Programme.

AstraZeneca Annual Report and Form 20-F Information 2014	241

Additional Information

Index

Accounting policies	138, 192
Acquisitions	170
Actavis	6, 46
Affordable Care Act	17, 59, 224
Almirall	6, 46, 62, 65, 77, 171
Amgen	46-47, 80
Amylin	62, 144, 154, 170, 185
Animal research	55

Annual General Meeting	89, 90, 95, 99, 102-104, 116, 120, 237

Ardea	173-174
Articles of Association	237
AstraZeneca at a glance	2
Audit Committee	26, 91, 96
Audit Committee Report	96
BACE inhibitor	9, 50, 79
Bioethics	54, 227
Biologics	17, 32-33, 56
BMS	7, 38, 62, 74, 77-78, 100, 170
Board of Directors	26-29, 86
Brilinta/Brilique	22, 35, 37-38, 51
Business model	10-11
Cambridge	9, 64
Capitalisation and shareholder return	80
Cardiovascular and Metabolic diseases	35
Cash and cash equivalents	72, 76, 137, 140, 159
Chairman’s Statement	4
Chief Executive Officer’s Review	6
Clinical trials	55
Code of Conduct	61, 93, 96
Commitments and contingent liabilities	182
Community investment	65
Company history	237
Compliance and Internal Audit Services	93, 203
Consolidated Statements	134
Corporate Information	237
Corporate Integrity Agreement	61, 96
Corporate Governance	26, 86
Definiens	8, 42, 53, 77, 171-172

Development pipeline	3, 8, 33-34, 36-37, 40-41, 44-45, 48, 197

Directors’ interest in shares	112
Directors’ responsibility statement	129
Diversity	63-64, 87

Dividends	5, 20, 71, 75, 81, 94, 136, 169, 194, 234

Earnings per Ordinary Share	3, 148

Employee costs and share plans for employees	179

Employees	62
Ethics	54, 61, 93-94, 203-204, 227
Environmental impact	57-58, 228
Finance income and expense	145
Financial instruments	145
Financial position 2013	230
Financial position 2014	77
Financial Review	70
Financial risk management	81, 174
Financial Statements 2014	129
Financial summary	2
Financials 2013	229
Gender diversity	63-64, 87
Geographical Review	220
Global pharmaceutical sales	15, 16
Glossary	239
Group Financial Record	196
Growth platforms	9, 18-19
Healthy Heart Africa programme	67
Human Rights	63
Independent auditor’s report	130

Infection, Neuroscience and Gastrointestinal	48

Inflammation	see Respiratory, Inflammation and Autoimmunity

Information Technology	69
Infrastructure	69
Intangible assets	82, 84, 98, 131, 153, 230-231
Intellectual Property	68
Interest-bearing loans and borrowings	160
Key performance indicators	20
Leases	140, 151, 188
Life-cycle of a medicine	12
Litigation	183
Lynparza	6, 42
Manufacturing and Supply	56
Market definitions	239
Marketplace	14
Movantik/Moventig	49
Myalept	9, 38, 188
Oncology	40
Operating profit	2, 3, 71, 73, 144
Operational overview	2
Other investments	140-141, 158
PARTHENON programme	37, 38, 51
Patent Expiries	201
Patents	see Intellectual Property
Patient safety	54-55
Personalised healthcare	8, 53
Pfizer	4, 90-91, 101
Physician Payments Sunshine Act	61
Political donations	95
Post-retirement benefits	99, 132, 162
Principal Subsidiaries	189
Product revenue information	3, 220
Property, plant and equipment	77, 78, 151, 230
Provisions for liabilities and charges	162
Purpose and values	11
Regulatory requirements	16
Related party transactions	188
Relations with shareholders	90
Relationships	65
Remuneration	26, 100
Remuneration Policy	113, 116
Research and Development	52
Reserves	169

Respiratory, Inflammation and Autoimmunity	44

Responsible Business	227
Restructuring	75, 144, 162
Results of operations 2013	229
Results of operations 2014	73
Risk	24, 203
Sales and Marketing	59
Sales by geographical area	220
Sales by therapy area	33-34 220
Sarbanes-Oxley Act	85
Science Committee	27, 92
Segment information	148
Senior management (SET)	30
Share capital	169, 194
Share repurchase	81, 169
Shareholder distributions	5, 80
Shareholder information	232
Strategic priorities	7, 11, 18
Taxation	85, 139, 145
Taxation information for shareholders	234-236
Therapy Area Overview	32
Trade and other payables	78, 140, 161, 231
Trade and other receivables	78, 140, 159, 231
Trade marks	238
Young Health Programme	65-66

242	AstraZeneca Annual Report and Form 20-F Information 2014

Additional Information

Important information for readers of this Annual Report

Cautionary statement regarding forward-looking statements

The purpose of this Annual Report is to provide information to the members of the Company. The Company and its Directors, employees, agents and advisers do not accept or assume responsibility to any other person to whom this Annual Report is shown or into whose hands it may come and any such responsibility or liability is expressly disclaimed. In order, among other things, to utilise the ‘safe harbour’ provisions of the US Private Securities Litigation Reform Act of 1995 and the UK Companies Act 2006, we are providing the following cautionary statement: This Annual Report contains certain forward-looking statements with respect to the operations, performance and financial condition of the Group, including, among other things, statements about expected revenues, margins, earnings per share or other financial or other measures. Forward-looking statements are statements relating to the future which are based on information available at the time such statements are made, including information relating to risks and uncertainties. Although we believe that the forward-looking statements in this Annual Report are based on reasonable assumptions, the matters discussed in the forward-looking statements may be influenced by factors that could cause actual outcomes and results to be materially different from those expressed or implied by these statements. The forward-looking statements reflect knowledge and information available at the date of the preparation of this Annual Report and the Company undertakes no obligation to update these forward-looking statements. We identify the forward-looking statements by using the words ‘anticipates’, ‘believes’, ‘expects’, ‘intends’ and similar expressions in such statements. Important factors that could cause actual results to differ materially from those contained in forward-looking statements, certain of which are beyond our control, include, among other things, those factors identified in the Risk section from page 203 of this Annual Report. Nothing in this Annual Report should be construed as a profit forecast.

Inclusion of Reported performance, Core financial measures and constant exchange rate growth rates

AstraZeneca’s determination of non-GAAP measures together with our presentation of them within our financial information may differ from similarly titled non-GAAP measures of other companies.

Statements of competitive position, growth rates and sales

In this Annual Report, except as otherwise stated, market information regarding the position of our business or products relative to its or their competition is based upon published statistical sales data for the 12 months ended 30 September 2014 obtained from IMS Health, a leading supplier of statistical data to the pharmaceutical industry. Unless otherwise noted, for the US, dispensed new or total prescription data and audited sales data are taken, respectively, from IMS Health National Prescription Audit and IMS National Sales Perspectives for the 12 months ended 31 December 2014; such data is not adjusted for Medicaid and similar rebates. Except as otherwise stated, these market share and industry data from IMS Health have been derived by comparing our sales revenue with competitors’ and total market sales revenues for that period. Except as otherwise stated, growth rates are given at CER. For the purposes of this Annual Report, unless otherwise stated, references to the world pharmaceutical market or similar phrases are to the 54 countries contained in the IMS Health database, which amounted to approximately 96% (in value) of the countries audited by IMS Health.

AstraZeneca websites

Information on or accessible through our websites, including www.astrazeneca.com, www.astrazenecaclinicaltrials.com and www.medimmune.com, does not form part of and is not incorporated into this Annual Report.

External/third party websites

Information on or accessible through any third party or external website does not form part of and is not incorporated into this Annual Report.

Figures

Figures in parentheses in tables and in the Financial Statements are used to represent negative numbers.

AstraZeneca Annual Report and Form 20-F Information 2014	243

Additional Information

Registered office and corporate	Registrar
headquarters	Equiniti Limited
AstraZeneca PLC	Aspect House
2 Kingdom Street	Spencer Road
London W2 6BD	Lancing
UK	West Sussex BN99 6DA
Tel: +44 (0)20 7604 8000	UK
Fax: +44 (0)20 7604 8151	Tel: (freephone in the UK) 0800 389 1580
Tel: (outside the UK) +44 (0)121 415 7033
Investor relations ir@astrazeneca.com	Swedish Central Securities Depository
Euroclear Sweden AB
UK: as above	PO Box 191
SE-101 23 Stockholm
US:	Sweden
Investor Relations	Tel: +46 (0)8 402 9000
AstraZeneca Pharmaceuticals LP
One MedImmune Way	US Depositary
Gaithersburg MD 20878	Citibank Shareholder Services
US	PO Box 43077
Tel: +1 (301) 398 0000	Providence
RI 02940-3077
US
Tel: (toll free in the US) +1 (888) 697 8018
Tel: (outside the US) +1 (781) 575 4555
citibank@shareholders-online.com

This Annual Report is also available on our website, www.astrazeneca.com/annualreport2014

244	AstraZeneca Annual Report and Form 20-F Information 2014

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AstraZeneca PLC

2 Kingdom Street

London W2 6BD

UK

T: +44 (0)20 7604 8000

F: +44 (0)20 7604 8151